Filed pursuant to Rule 424(b)(2) of the Securities Act of 1933
Registration Statement No. 333-261291

PROSPECTUS SUPPLEMENT

(To prospectus dated February 1, 2022)

U.S.$1,000,000,000

PROVINCE OF SASKATCHEWAN

(Canada)

4.650% Bonds due January 28, 2030

The bonds are offered for sale in Canada, the United States, the United Kingdom and those jurisdictions in Europe and Asia where it is legal to make such offers.

The bonds bear interest at the rate of 4.650% per year. Interest on the bonds is payable on January 28 and July 28 of each year, beginning July 28, 2025. The bonds will mature on January 28, 2030. The bonds are not redeemable before maturity, unless certain events occur involving Canadian taxation.

Application will be made for the bonds offered by this prospectus supplement (the “Prospectus Supplement”) to be admitted to the International Securities Market of the London Stock Exchange (the “ISM”). The ISM is not a regulated market for the purposes of Regulation (EU) No 600/2014 as it forms part of United Kingdom (“UK”) domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended (“UK MiFIR”). The ISM is a market designated for professional investors. The bonds will not be admitted to listing on the Official List of the Financial Conduct Authority. Unless the context otherwise requires, references in this Prospectus Supplement to the bonds being “listed” shall mean that the bonds have been admitted to trading on the ISM. We have undertaken to the underwriters to use all reasonable efforts to have the bonds listed on the ISM as soon as possible after the closing of the issue. We cannot guarantee that these applications will be approved, and settlement of the bonds is not conditional on obtaining the listing. This Prospectus Supplement together with the Prospectus (as defined below) is “admission particulars” for the purposes of the admission to listing of the bonds offered hereby on the ISM. The London Stock Exchange has not approved or verified the contents of this Prospectus Supplement.

Investing in the bonds involves risks. See “Risk Factors” beginning on page S-6.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory authority has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement and the accompanying base prospectus dated February 1, 2022 (the “Prospectus”). Any representation to the contrary is a criminal offense.

	Per bond	Total
Public Offering Price(1)	99.868%	U.S.$	998,680,000
Underwriting Discount	0.125%	U.S.$	1,250,000
Proceeds, before expenses, to the Province (1)	99.743%	U.S.$	997,430,000

(1)	Plus accrued interest, if any, from and including January 28, 2025 if settlement occurs after that date.

We expect that the bonds will be ready for delivery in book-entry form only through The Depository Trust Company and its participants, including CDS Clearing and Depository Services Inc., Clearstream Banking, S.A. and Euroclear Bank SA/NV, on or about January 28, 2025.

CIBC Capital Markets	J.P. Morgan	National Bank of Canada Financial Markets	TD Securities

BMO Capital Markets	RBC Capital Markets	Scotiabank

The date of this Prospectus Supplement is January 17, 2025

Prospectus Supplement

Prospectus

(i)

Prospectus Supplement

Capitalized terms used but not defined herein have the meanings given to them in the Prospectus. The words “the Province,” “we,” “our,” “ours” and “us” refer to the Province of Saskatchewan.

References in this Prospectus Supplement to the European Economic Area and Member States of the European Economic Area are to the member states of the European Union together with Iceland, Norway and Liechtenstein.

Unless otherwise specified or the context otherwise requires, references in this Prospectus Supplement to “$” and “Cdn. $” are to lawful money of Canada and “U.S.$” and “U.S. dollars” are to lawful money of the United States of America. The daily average exchange rate between the U.S. dollar and the Canadian dollar published by the Bank of Canada on January 16, 2025 was approximately $1.00 = U.S.$0.6950.

IMPORTANT INFORMATION FOR INVESTORS

We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. Before making an investment decision, you should consult your legal and investment advisors regarding any restrictions or concerns that may pertain to you and your particular jurisdiction.

The Prospectus contains information regarding the Province and other matters, including a description of certain terms of the Province’s securities, and should be read together with this Prospectus Supplement. We have not, and the underwriters have not, authorized anyone to provide any information other than that contained in the Prospectus or this Prospectus Supplement or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that persons other than those authorized by us may give you.

In connection with the issue of the bonds, the underwriters (or persons acting on their behalf) may over-allot bonds or effect transactions with a view to supporting the market price of the bonds at a level higher than that which might otherwise prevail. However, there is no assurance that the underwriters (or persons acting on their behalf) will undertake stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the bonds is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the bonds and 60 days after the date of the allotment of the bonds. Any stabilization action or over-allotment must be conducted by the underwriters (or persons acting on their behalf) in accordance with all applicable laws and rules.

This Prospectus Supplement has been prepared on the basis that all offers of bonds in any Member State of the European Economic Area will be made pursuant to an exemption under the Prospectus Regulation (as defined below) from the requirement to publish a prospectus or supplement to a prospectus under the Prospectus Regulation for offers of bonds. Accordingly, any person making or intending to make any offer within a Member State of the bonds which are the subject of an offering contemplated in this Prospectus Supplement may only do so in circumstances in which no obligation arises for the Province or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case, in relation to such offer.

Neither the Province nor any underwriter has authorized, nor do they authorize, the making of any offer of bonds in circumstances in which an obligation arises for the Province or any underwriter to publish a prospectus or supplement a prospectus pursuant to the Prospectus Regulation for such offer.

Neither the Province nor any underwriters have authorized, nor do they authorize, the making of any offer of the bonds through any financial intermediary, other than offers made by the relevant underwriters which constitute the final placement of the bonds contemplated in this Prospectus Supplement.

This Prospectus Supplement and the offer of the bonds are only addressed to and directed at persons in a Member State who are qualified investors within the meaning of the Prospectus Regulation or who are other persons to whom the offer may lawfully be addressed and must not be acted upon by other persons in that relevant Member State.

Each person in a Member State who receives any communication in respect of, or who acquires any bonds under, the offer contemplated in this Prospectus Supplement, or to whom the bonds are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the Province that it and any person on whose behalf it acquires bonds is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation.

The expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended or superseded).

This Prospectus Supplement has been prepared on the basis that the requirement under the UK Prospectus Regulation and the Financial Services and Markets Act 2000, as amended (the “FSMA”) to produce or publish a prospectus for offers of bonds does not apply. This Prospectus Supplement does not constitute a prospectus for the purposes of the UK Prospectus Regulation and the FSMA.

The expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.

UK MIFIR product governance—Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Bonds has led to the conclusion that: (i) the target market for the Bonds is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended (“UK MiFIR”); and (ii) all channels for distribution of the Bonds to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Bonds (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Bonds (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

We expect that delivery of the bonds will be made against payment therefor on or about the date specified on the cover page of this Prospectus Supplement, which is six business days following the date of pricing of the bonds (such settlement cycle being herein referred to as “T+6”). You should note that the trading of the bonds on the date of pricing or the next succeeding business days may be affected by the T+6 settlement. See “Underwriting.”

The bonds may not be a suitable investment for all investors

Each potential investor in the bonds must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(i)

have sufficient knowledge and experience to make a meaningful evaluation of the bonds, the merits and risks of investing in the bonds and the information contained in the Prospectus and this Prospectus Supplement;

(ii)

have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the bonds and the impact the bonds will have on its overall investment portfolio;

(iii)

have sufficient financial resources and liquidity to bear all of the risks of an investment in the bonds, including where the currency for principal or interest payments is different from the potential investor’s currency;

(iv)	understand thoroughly the terms of the bonds and be familiar with the behavior of any relevant indices and financial markets; and

(v)

be able to evaluate (either alone or with the help of a financial advisor) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

Legal investment considerations may restrict investments in the bonds

The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. Each potential investor should consult its legal advisors to determine whether and to what extent (1) the bonds are legal investments for it, (2) the bonds can be used as collateral for various types of borrowing and (3) other restrictions apply to its purchase or pledge of any bonds. Financial institutions should consult their legal advisors or the appropriate regulators to determine the appropriate treatment of the bonds under any applicable risk-based capital or similar rules. These restrictions may limit the market for the bonds.

You may assume that the information appearing in this Prospectus Supplement and the Prospectus, as well as the information we previously filed with the SEC, is accurate in all material respects as of the date of such document. Please see “Where You Can Find More Information” in the Prospectus.

We have filed a registration statement with the SEC covering the portion of the bonds to be sold in the United States or in circumstances where registration of the bonds is required. For further information about us and the bonds, you should refer to our registration statement and its exhibits. This Prospectus Supplement and the Prospectus summarize material provisions of the agreements and other documents that you should refer to. Because the Prospectus Supplement and the Prospectus may not contain all of the information that you may find important, you should review the full text of these documents.

Information filed by the Province is available from the SEC’s Electronic Document Gathering and Retrieval System (http://www.sec.gov), which is commonly known by the acronym EDGAR, as well as from commercial document retrieval services.

SUMMARY OF THE OFFERING

This summary must be read as an introduction to this Prospectus Supplement and the accompanying Prospectus and any decision to invest in the bonds should be based on a consideration of such documents taken as a whole.

Issuer:	The Province of Saskatchewan.

Legal Entity Identifier (LEI):	549300FKDIB7OJMBSP83

Aggregate principal amount:	U.S.$1,000,000,000

Interest rate:	4.650% per year

Maturity date:	January 28, 2030

Interest payment dates:	January 28 and July 28 of each year, beginning on July 28, 2025

Interest commencement:	Interest will accrue from January 28, 2025.

Interest calculations:	Based on a 360-day year of twelve 30-day months.

Ranking:	The bonds will be our direct unsecured obligations and among themselves will rank pari passu and be payable without preference or priority. The bonds will rank equally with all of our other unsecured and unsubordinated indebtedness and obligations from time to time outstanding. Payments of principal and interest on the bonds will be payable out of the General Revenue Fund of the Province.

Redemption:	We may not redeem the bonds prior to maturity, unless certain events occur involving Canadian taxation.

Proceeds:	After deducting the underwriting discount and our estimated expenses of U.S.$330,000, our net proceeds will be approximately U.S.$997,100,000.

Markets:	The bonds are offered for sale in Canada, the United States, the United Kingdom and those jurisdictions in Europe and Asia where it is legal to make such offers.

Listing:	We will apply to have the bonds admitted to trading on the International Securities Market of the London Stock Exchange. We have undertaken to the underwriters to use all reasonable efforts to have the bonds listed on the ISM and trading on the ISM as soon as possible after the closing of the issue. We cannot guarantee that these applications will be approved, and settlement of the bonds is not conditional on obtaining the listing. The bonds will not be admitted to listing on the Official List of the Financial Conduct Authority.

Form of bond:

The bonds will be issued in the form of one or more fully registered permanent global bonds registered in the name of Cede & Co., as nominee of The Depository Trust Company, known as DTC, in a register held by The Bank of New York Mellon, as registrar. Beneficial interests in the global bonds will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the global bonds through any of DTC (in the United States), CDS Clearing and Depository Services Inc., known as CDS (in Canada), Clearstream Banking, S.A., known as Clearstream, or Euroclear Bank SA/NV as operator of the Euroclear System or any successor in that capacity, known as Euroclear (in

Europe and Asia), if they are participants in such systems, or indirectly through organizations which are participants in such systems. CDS will hold interests directly through its account at DTC and Clearstream and Euroclear will hold interests as indirect participants in DTC.

Except in limited circumstances, investors will not be entitled to have bonds registered in their names, will not receive or be entitled to receive bonds in definitive form and will not be considered registered holders thereof under the fiscal agency agreement between the Province and The Bank of New York Mellon relating to the bonds.

The bonds will only be sold in minimum aggregate principal amounts of U.S.$5,000 and integral multiples of U.S.$1,000 for amounts in excess of U.S.$5,000.

Withholding tax:	Principal, of and interest on, the bonds are payable by the Province without withholding or deduction for Canadian withholding taxes except to the extent set forth herein.

Risk factors:	We believe that the following factors represent the principal risks inherent in investing in the bonds; there is no active trading market for the bonds and an active trading market may not develop; the bonds are subject to modification and waiver of conditions in certain circumstances; because the bonds are held by or on behalf of DTC, investors will have to rely on its procedures for transfer, payment and communication with us; the laws governing the bonds may change; investors may be subject to exchange rate risks and/ or exchange controls; and we have ongoing ordinary course business relationships with certain of the underwriters and their affiliates that could create the potential for, or perception of, conflict among the interests of underwriters and prospective investors.

The Province may be contacted at the Provincial Treasury Office, Province of Saskatchewan, 2350 Albert Street, 6th Floor, Regina, SK S4P 4A6 and may be telephoned at 306-787-6752.

RISK FACTORS

We believe that the following factors may be material for the purpose of assessing the market risks associated with the bonds and the risks that may affect our ability to fulfill our obligations under the bonds.

We believe that the factors described below represent the principal risks inherent in investing in the bonds but we do not represent that the statements below regarding the risks of investing in any bonds are exhaustive. Prospective investors should also read the detailed information set out elsewhere in this Prospectus Supplement and the Prospectus and reach their own views prior to making any investment decision.

There is no active trading market for the bonds and an active trading market may not develop

The bonds will be new securities which may not be widely distributed and for which there is currently no active trading market. No assurance can be given as to the liquidity of the trading market for the bonds or that an active trading market will develop. If the bonds are traded after their initial issuance, they may trade at a discount to their initial offering price, depending upon prevailing interest rates, the market for similar securities, general economic conditions and our financial condition. If an active trading market does not develop, investors may not be able to sell their bonds at prices that will provide them with a yield comparable to similar investments that have a more highly developed secondary market. We have undertaken to the underwriters to use all reasonable efforts to have the bonds listed on the ISM as soon as possible after the closing of the issue. We cannot guarantee that our application to list the bonds will be approved, and settlement of the bonds is not conditional on obtaining the listing.

The bonds are subject to modification and waiver of conditions in certain circumstances

The terms of the bonds contain provisions for calling meetings of registered holders to consider matters affecting their interests generally. These provisions permit defined majorities to approve, by extraordinary resolution (as defined below under “Description of Bonds—Modification”), certain modifications or amendments to the fiscal agency agreement and the bonds that bind all registered holders, including registered holders who did not attend and vote at the relevant meeting and registered holders who voted in a manner contrary to the majority.

The terms of the bonds also provide that the parties to the fiscal agency agreement will be able to enter into agreements supplemental to the fiscal agency agreement to create and issue further bonds ranking equally and ratably with the bonds in all respects, or in all respects other than in respect of the date from which interest will accrue and the first interest payment date, and that such further bonds shall be consolidated and form a single series with the bonds and shall have the same terms as to status, redemption or otherwise as the bonds.

The terms of the bonds also provide that the parties to the fiscal agency agreement will be able to amend the fiscal agency agreement and the bonds without notice to or consent of the registered holders for the purpose of curing any ambiguity or of curing, correcting or supplementing any defective provisions therein, or effecting the issue of further bonds as described above or in any other manner we may deem necessary or desirable and which in the reasonable opinion of the parties to the fiscal agency agreement will not adversely affect the interests of the registered holders.

Because the bonds are held by or on behalf of DTC, investors will have to rely on its procedures for transfer, payment and communication with us

The bonds will be deposited with DTC. Except in limited circumstances, investors will not be entitled to receive bonds in definitive form. DTC’s records will reflect only the identity of direct DTC participants to whose accounts the bonds are credited. Direct and indirect participants in DTC will be responsible for keeping records of the beneficial ownership of bonds on behalf of their customers. Investors will be able to trade their beneficial interests only through DTC and its direct and indirect participants.

We will discharge our payment obligations under the bonds by making payments to DTC for distribution to its account holders. A holder of a beneficial interest in the bonds must rely on the procedures of DTC to receive payments under the bonds. We have no responsibility or liability for the records relating to, or payments made in respect of, beneficial interests in the bonds.

Holders of beneficial interests in the bonds will not have a direct right to vote in respect of the bonds. Instead, such holders will be permitted to act only to the extent that they are enabled by DTC to appoint proxies. Similarly, holders of beneficial interests in the bonds will not have a direct right under the bonds to take enforcement action against us in the event of a default under the bonds.

The laws governing the bonds may change

The terms of the bonds are based on the laws of the Province of Saskatchewan and the federal laws of Canada applicable therein in effect as at the date of this Prospectus Supplement. No assurance can be given as to the impact of any possible judicial decision or change to the laws of the Province of Saskatchewan or the federal laws of Canada applicable therein or administrative practice after the date of this Prospectus Supplement.

Investors may be subject to exchange rate risks and exchange controls

We will pay principal and interest on the bonds in the currency of the United States. This presents certain risks relating to currency conversions if an investor’s financial activities are denominated principally in a currency or currency unit (the “Investor’s Currency”) other than the currency of the United States. These include the risk that exchange rates may significantly change (including changes due to devaluation of the currency of the United States or revaluation of the Investor’s Currency) and the risk that authorities with jurisdiction over the Investor’s Currency may impose or modify exchange controls. An appreciation in the value of the Investor’s Currency relative to the currency of the United States would decrease (1) the Investor’s Currency-equivalent yield on the bonds, (2) the Investor’s Currency-equivalent value of the principal payable on the bonds and (3) the Investor’s Currency-equivalent market value of the bonds.

Government and monetary authorities may impose (as some have done in the past) exchange controls that could adversely affect an applicable exchange rate. As a result, investors may receive less interest or principal than expected, or no interest or principal.

Investment in the bonds involves the risk that subsequent changes in market interest rates may adversely affect the value of the bonds.

Certain of the underwriters may have real or perceived conflicts of interest

Certain of the underwriters and their affiliates have engaged, and may in the future engage, in investment banking and/or commercial banking transactions with, and may perform services for, us in the ordinary course of business and such activities could create the potential for or perception of conflict among the interests of the underwriters and prospective investors.

USE OF PROCEEDS

The proceeds from the sale of the new bonds will be U.S.$997,100,000 after deducting the underwriting discount and our estimated expenses. The underwriting fee of U.S.$1,250,000 will be paid by us, as described in “Underwriting”. We intend to use the proceeds of this offering for general government purposes.

DESCRIPTION OF BONDS

General

The 4.650% Bonds due January 28, 2030 offered hereby in the aggregate principal amount of U.S.$1,000,000,000 will be issued subject to a fiscal agency agreement to be dated as of January 28, 2025, between the Province and The Bank of New York Mellon as registrar, fiscal agent, transfer agent and principal paying agent (the “Registrar”), which defines your rights as holder of the bonds.

The information contained in this section and in the Prospectus summarizes the terms of the bonds and the fiscal agency agreement. You should read the information set forth below together with the section “Description of Debt Securities and Warrants” in the Prospectus, which summarizes the general terms of the bonds and the fiscal agency agreement. This Prospectus Supplement describes the terms of the bonds in greater detail than the Prospectus and may provide information that differs from the Prospectus. If the information in this Prospectus Supplement differs from the Prospectus, you should rely on the information in this Prospectus Supplement. You should also read the fiscal agency agreement and the exhibits thereto, including the form of Global Bonds (as defined below), for a full description of the terms of the bonds. A copy of the fiscal agency agreement and its exhibits will be available for inspection at our offices.

References to principal and interest in respect of the bonds shall be deemed also to refer to any additional amounts which may be payable as described below. See “—Payment of Additional Amounts”.

Status of the Bonds

The bonds will be our direct unsecured obligations and among themselves will rank pari passu and be payable without preference or priority. The bonds will rank equally with all of our other unsecured and unsubordinated indebtedness and obligations from time to time outstanding. Payments of principal and interest on the bonds will be payable out of the General Revenue Fund of the Province.

Form, Denomination and Registration

The bonds will be issued in the form of one or more fully registered global bonds (the “Global Bonds”) registered in the name of Cede & Co., as nominee of DTC, and held by The Bank of New York Mellon as custodian for DTC, or the DTC Custodian. Beneficial interests in the Global Bonds will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the Global Bonds directly through DTC (in the United States), CDS (in Canada) or through Clearstream or Euroclear (in Europe and in Asia) if they are participants in such systems, or through organizations which are participants in such systems. CDS will hold interests on behalf of its participants directly through its account at DTC and Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream and Euroclear’s names on the books of their respective depositaries (“U.S. Depositaries”), which in turn will hold such interests in customers’ securities accounts in the U.S. Depositaries’ names on the books of DTC. Except in the limited circumstances described herein, owners of beneficial interests in the Global Bonds will not be entitled to have bonds registered in their names, will not receive or be entitled to receive bonds in definitive form and will not be considered registered holders thereof under the fiscal agency agreement. See “—Title” and “—Definitive Certificates”. If bonds in definitive form are issued and for so long as the bonds are listed on the ISM and the rules of such stock exchange so require, the Province will appoint and maintain a paying agent and a transfer agent in the United Kingdom.

The bonds will only be sold in minimum principal amounts of U.S.$5,000 and integral multiples of U.S.$1,000 in excess thereof.

All bonds will be recorded in a register maintained by the Registrar under the fiscal agency agreement, and will be registered in the name of Cede & Co., for the benefit of owners of beneficial interests in the Global Bonds, including those beneficial owners which are participants in CDS, Clearstream and Euroclear. The register shall at all times be kept in the City of New York or at such other office reasonably satisfactory to the Province.

The Registrar will not impose any service charge on the registered holder for any registration of transfer or exchange of bonds, other than reasonable fees for the replacement of lost, stolen, mutilated, defaced or destroyed bonds; however, the Province may require of the party requesting such transfer or exchange, as a condition precedent to the exercise of any right of transfer or exchange contained in the fiscal agency agreement or in the bonds, the payment of a sum sufficient to cover any stamp or other tax or other governmental charge payable in connection therewith. In addition, owners of beneficial interests in the Global Bonds may incur fees payable in respect of the maintenance and operation of the book-entry accounts in which such interests are held with the clearing systems. The Province and the Registrar will not be required to make any exchange of bonds if, as a result thereof, the Province may incur adverse tax or other similar consequences under the laws or regulations of any jurisdiction in effect at the time of the exchange.

Title

Subject to applicable law and the terms of the fiscal agency agreement, we, the Registrar, and any paying agent appointed pursuant to the fiscal agency agreement shall deem and treat the registered holders of the bonds as the absolute owners thereof for all purposes whatsoever notwithstanding any notice to the contrary; and all payments to or on the order of the registered holders shall be valid and effectual to discharge our liability and that of the Registrar in respect of the bonds to the extent of the sum or sums so paid.

Interest

The bonds will bear interest from and including January 28, 2025 at a rate of 4.650% per annum. Interest on the bonds will be payable in two equal semi-annual installments in arrears on January 28 and July 28 of each year. Interest will be payable to the persons in whose name the bonds are registered at the close of business on the preceding January 13 or July 13 (the regular record dates), as the case may be. Interest on the bonds will cease to accrue on the date fixed for redemption or repayment unless payment of principal is improperly withheld or refused. Any overdue principal or interest on the bonds shall bear interest at the rate of 4.650% per annum (before and after judgment) until paid, or if earlier, when the full amount of the monies payable has been received by the Registrar and notice to that effect has been given in accordance with “Notices” below. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Payments

Principal of and interest on the bonds (including bonds in definitive form if issued in exchange for the Global Bonds as described under “Definitive Certificates”) are payable by us in such coin or currency of the United States as at the time of payment is legal tender for the payment of public or private debts to the persons in whose names the bonds are registered at the close of business on the record date preceding the relevant interest payment date, the Maturity Date (as defined below) or the date of redemption, as the case may be. Ownership positions within each clearing system will be determined in accordance with the normal conventions observed by such system. The Registrar will act as our principal paying agent for the bonds pursuant to the fiscal agency agreement. The Registrar will pay amounts received from the Province directly to Cede & Co. Neither we nor the Registrar will have any responsibility or liability for any aspect of the records of DTC, CDS, Clearstream or Euroclear relating to, or payments made by DTC, CDS, Clearstream or Euroclear on account of, beneficial interests in the Global Bonds or for maintaining, supervising or reviewing any records of DTC, CDS, Clearstream or Euroclear relating to such beneficial interests. With respect to payments on bonds issued in definitive form, see “Definitive Certificates”.

If any date for payment in respect of any bond is not a business day, the registered holder thereof shall not be entitled to payment until the next following business day, and no further interest shall be paid in respect of the delay in such payment. In this paragraph “business day” means a day other than a Saturday or Sunday on which banking institutions in the City of New York, the City of Toronto, Ontario and the City of Regina, Saskatchewan are not authorized or obligated by law or executive order to be closed. If the bonds have been issued in definitive form and a date for payment is a business day but is a day on which any paying agent is closed at the applicable place of payment, a registered holder will not be entitled to payment at such location until the next succeeding day that is not a Saturday or Sunday on which banking institutions in such place of payment are not generally authorized or obligated by law or executive order to be closed, and no further interest shall be paid in respect of the delay in such payment.

Further Issues

We may, from time to time, without notice to or the consent of the registered holders of the bonds, create and issue further bonds having the same terms as the bonds being issued in this offering (except for issue date, issue price and first interest payment date) so that such further bonds shall be consolidated and form a single series with the bonds and shall have the same terms as to status, redemption or otherwise as the bonds; provided, that if the further bonds are not fungible with the outstanding bonds for Canadian or U.S. federal income tax purposes, they will trade under a separate CUSIP number. Any further bonds shall be issued subject to agreements supplemental to the fiscal agency agreement.

Payment of Additional Amounts

All payments of, or in respect of, principal of and interest on the bonds will be made without withholding of or deduction for, or on account of, any present or future taxes, duties, assessments or charges of whatsoever nature imposed or levied by or on behalf of the Government of Canada, or any province or political subdivision thereof, or any authority thereof or agency therein having power to tax, unless such taxes, duties, assessments or charges are required by law or by the administration or interpretation thereof to be withheld or deducted. In that event, we (subject to our right of redemption described herein) will pay to the beneficial owners of the bonds such additional amounts (the “Additional Amounts”) as will result (after withholding or deduction of any such taxes, duties, assessments or charges) in the payment to the holders of bonds of the amounts which would otherwise have been payable in respect of the bonds in the absence of such taxes, duties, assessments or charges, except that no such Additional Amounts shall be payable with respect to any bond presented for payment:

(a)

by or on behalf of a holder who is subject to such taxes, duties, assessments or charges in respect of such bond by reason of the holder being connected with Canada otherwise than merely by the holding or ownership as a non-resident of Canada of such bond; or

(b)

more than 15 days after the Relevant Date, except to the extent that the holder thereof would have been entitled to such Additional Amounts on the last day of such period of 15 days. For this purpose, the “Relevant Date” in relation to any bond means whichever is the later of:

(i)	the date on which the payment in respect of such bond becomes due and payable; or

(ii)

if the full amount of the moneys payable on such date in respect of such bond has not been received by the Registrar on or prior to such date, the date on which notice is duly given to the holders of bonds that such moneys have been so received; or

(c)

with respect to amounts required to be withheld or deducted under sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986, as amended (or any amended or successor versions of such sections) (“FATCA”), any regulations or other official guidance thereunder, any intergovernmental agreement entered into in connection with FATCA, or any law, regulation or other official guidance enacted in any jurisdiction implementing FATCA or an intergovernmental agreement.

Maturity, Redemption and Purchases

The principal amount of the bonds shall be due and payable on January 28, 2030 (the “Maturity Date”). The bonds are not redeemable prior to the Maturity Date unless specified events occur involving Canadian taxation as provided below.

The bonds may be redeemed at our option in whole, but not in part, at any time, on giving not less than 30 days’ and not more than 60 days’ notice to registered holders of bonds in accordance with “Notices” below (which notice shall be irrevocable), at 100% of the principal amount thereof, together with interest accrued thereon to the date fixed for redemption, if (a) we have paid or we will become obliged to pay Additional Amounts as provided or referred to in “Payment of Additional Amounts” above as a result of any change in, or amendment to, the laws or regulations of Canada, or any province or political subdivision thereof, or any authority thereof or agency therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective (or, in the case of a change in application or official interpretation, is announced) on or after the date of this Prospectus Supplement, and (b) such obligation cannot be avoided by our taking reasonable measures available to us, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which we would be obliged to pay such Additional Amounts were a payment in respect of the bonds then due. Prior to the publication of any notice of redemption pursuant to this paragraph, we shall deliver to the Registrar a certificate signed by an official of the Province stating that we are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to our right so to redeem have occurred.

We may, if not in default under the bonds, at any time purchase bonds in the open market, or by tender or by private contract at any price and may or may not cause the Registrar to cancel any bonds so purchased.

Definitive Certificates

No beneficial owner of bonds will be entitled to receive bonds in definitive form except in the limited circumstances described below.

If DTC notifies us that it is unwilling or unable to continue as depositary in connection with the Global Bonds or ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and a successor depositary is not appointed by us within a reasonable period after receiving such notice or becoming aware that DTC is no longer so registered, we will issue or cause to be issued fully registered bonds in definitive form upon registration of transfer of, or in exchange for, the Global Bonds. We may also at any time and in our sole discretion determine not to have any of the bonds held in the form of the Global Bonds and, in such event, we will issue or cause to be issued fully registered bonds in definitive form upon registration of transfer of, or in exchange for, such Global Bonds.

In the event definitive bonds are issued and for so long as the bonds are listed on the ISM and the rules of such stock exchange so require, we will appoint and maintain a paying agent and a transfer agent in the United Kingdom.

Modification

The fiscal agency agreement and the bonds may be amended or supplemented by us on the one hand, and the Registrar, on the other hand, without notice to or the consent of the registered holder of any bond, for the purpose of curing any ambiguity, or curing, correcting or supplementing any defective provisions contained therein, or effecting the issue of further bonds as described under “Further Issues” above, or in any other manner which we may deem necessary or desirable and which, in our reasonable opinion, will not adversely affect the interests of the holders of bonds.

The fiscal agency agreement will contain provisions for convening meetings of registered holders of bonds to consent by Extraordinary Resolution (as defined below) to any modification or amendment proposed by us to the fiscal agency agreement (except as provided in the immediately preceding paragraph) and the bonds (including the terms and conditions thereof). An Extraordinary Resolution duly passed at any such meeting shall be binding on all registered holders of bonds, whether present or not; provided, however, that no such modification or amendment to the fiscal agency agreement or to the terms and conditions of the bonds may, without the consent of the registered holder of each such bond affected thereby: (a) change the Maturity Date of any such bond or change any interest payment date; (b) reduce the principal amount of any such bond or the rate of interest payable thereon; (c) change the currency of payment of any such bond; (d) impair the right to institute suit for the enforcement of any payment on or with respect to such bond; or (e) reduce the percentage of the principal amount of the bonds necessary for the taking of any action, including modification or amendment of the fiscal agency agreement or the terms and conditions of the bonds, or reduce the quorum required at any meeting of registered holders of bonds.

The term “Extraordinary Resolution” will be defined in the fiscal agency agreement as a resolution passed at a meeting of registered holders of bonds by the affirmative vote of the registered holders of not less than 66 2/3% of the principal amount of the bonds represented at the meeting in person or by proxy and voting on the resolution or as an instrument in writing signed by the registered holders of not less than 66 2/3% in principal amount of the outstanding bonds. The quorum at any such meeting for passing an Extraordinary Resolution will be one or more persons being or representing registered holders of bonds with at least a majority in principal amount of the bonds at the time outstanding, or at any adjourned meeting called by us or the Registrar, one or more persons being or representing registered holders of bonds whatever the principal amount of the bonds so held or represented.

So long as the bonds are listed on the ISM and the rules of the London Stock Exchange so require, notices to the holders will be valid if published in a leading daily newspaper having general circulation in London (which is expected to be the Financial Times).

Governing Law

The bonds and the fiscal agency agreement will be governed by, and construed in accordance with, the laws of the Province of Saskatchewan and the federal laws of Canada applicable in the Province of Saskatchewan.

Notices

All notices to the registered holders of bonds will be published by or on behalf of the Province in English, in New York, U.S.A. in The Wall Street Journal and in Canada in The Globe and Mail or the National Post. If at any time publication in any such newspaper is not practicable, notices will be valid if published in an English language newspaper with general circulation in the respective market regions as the Province will determine. As long as the bonds are listed on the ISM, and the rules of the London Stock Exchange so require, notices will be published in a leading newspaper having general circulation in London (which is expected to be the Financial Times). Any such notice will be deemed to have been given on the date of such publication or, if published more than once on different dates, on the first date on which publication is made. Written notice will also be given to DTC, provided at the time of such notice the bonds are represented by the Global Bonds. If the bonds are being held in definitive form, notices will be validly given if sent by first class prepaid post addressed to the registered holders thereof at their respective addresses appearing in the register and if, in the case of joint holders of any bond, more than one address appears in the register in respect of such joint holding, such notice will be addressed only to the first address so appearing. Any notice so given will be deemed to have been given on the day on which it has been sent by post.

Prescription

Our obligation to pay an amount of interest on the bonds will cease if a claim for the payment of such interest is not made within the lesser of two years, or the period prescribed by law, after the date on which such interest becomes due and payable. Our obligation to pay the principal amount of the bonds will cease if the bonds are not presented for payment within the lesser of two years, or the period prescribed by law, after the date on which such principal becomes due and payable.

No Obligation to Maintain Listing

If the Province determines that it is unduly onerous to maintain the listing of the bonds on the ISM, then the Province may delist the bonds from the London Stock Exchange. If the listing of the bonds is so terminated, prior to such termination the Province will use its best efforts to seek an alternative admission to listing, trading and/or quotation of such bonds by another listing authority, securities exchange and/or quotation service as it may reasonably decide (including a market which is not a regulated market or a market outside of the United Kingdom or the European Economic Area), provided however that any such authority, exchange or service shall be commonly used for the listing and trading of debt securities in the international bond market. However, the Province is not required to seek an alternative admission to listing, trading and/or quotation of the bonds on any such authority, exchange or service where it would be, as reasonably determined by the Province, impractical or unduly burdensome to do so.

CLEARING AND SETTLEMENT

Links have been established among DTC, CDS, Clearstream and Euroclear to facilitate the initial issuance of the bonds and cross-market transfers of the bonds associated with secondary market trading. DTC will be linked directly to CDS, and linked indirectly to Clearstream and Euroclear through the DTC accounts of their respective U.S. Depositaries.

The Clearing Systems

The clearing systems have advised us as follows:

DTC. DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates post- trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, the National Securities Clearing Corporation and Fixed Income Clearing Corporation; all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants” and, together with Direct Participants, “DTC Participants”). The DTC rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

Purchases of bonds under the DTC system must be made by or through Direct Participants, which will receive a credit for the bonds on DTC’s records. The ownership interest of each actual purchaser of each bond (a “beneficial owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the bonds are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in bonds, except in the event that use of the book-entry system for the bonds is discontinued.

To facilitate subsequent transfers, all bonds deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of bonds with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the bonds; DTC’s records reflect only the identity of the Direct Participants to whose accounts such bonds are credited, which may or may not be the beneficial owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the bonds unless authorized by a Direct Participant in accordance with DTC’s Money Market Instrument Procedures. Under its usual procedures, DTC mails an “omnibus proxy” to the Province as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the bonds are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

Principal, premium, if any, and interest payments on the bonds will be made to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC). DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from the Province or the applicable Registrar, on the applicable payment date in accordance with their respective holdings shown on DTC’s records. Payments by DTC Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such DTC Participant and not of DTC, the Registrar or the Province, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Province or the Registrar, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as securities depository with respect to the bonds at any time by giving reasonable notice to the Province or the Registrar. Under such circumstances, in the event that a successor securities depository is not obtained, bonds in definitive form are required to be printed and delivered to each holder.

The Province may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, bonds in definitive form will be printed and delivered to each holder.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that the Province believes to be reliable, but is subject to any changes to the arrangements between the Province and DTC and any changes to such procedures that may be instituted unilaterally by DTC.

CDS. CDS is Canada’s national securities depositary clearing and settlement services organization. Functioning as a service utility for the Canadian financial community, CDS provides a variety of computer automated services for financial institutions and investment dealers active in domestic and international capital markets. CDS participants (“CDS Participants”) include banks, investment dealers and trust companies and may include certain of the underwriters and/or certain of their affiliates. Indirect access to CDS is available to other organizations that clear through or maintain a custodial relationship with a CDS Participant. Transfers of ownership and other interests, including cash distributions, in bonds in CDS may only be processed through CDS Participants and will be completed in accordance with existing CDS rules and procedures.

Clearstream. Clearstream Banking, S.A. (“Clearstream”), holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers (“Clearstream Participants”) through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream also deals with domestic securities markets in many countries through established depository and custodial relationships.

Clearstream Participants are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Clearstream is available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream. Clearstream has established an electronic bridge with Euroclear Bank SA/NV (“Euroclear”) as the Operator of the Euroclear System (the “Euroclear Operator”) in Brussels to facilitate settlement of trades between Clearstream and the Euroclear Operator.

Distributions of interest and principal with respect to bonds held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream.

Euroclear. Euroclear holds securities and book-entry interests in securities for participating organizations and facilitates the clearance and settlement of securities transactions between participants (“Euroclear Participants”) as defined in the Terms and Conditions Governing Use of Euroclear as amended from time to time and between Euroclear Participants and participants in certain other securities settlement systems through electronic book-entry changes in accounts of such participants or through other securities intermediaries.

Euroclear provides Euroclear Participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing, and related services. Euroclear Participants are investment banks, securities brokers and dealers, banks, central banks, supranationals, custodians, investment managers, corporations, trust companies and certain other organizations. Certain of the underwriters for this offering, or other financial entities involved in this offering, may be Euroclear Participants.

Non-participants in the Euroclear System may hold and transfer book-entry interests in securities through accounts with a Euroclear Participant in the Euroclear System or any other securities intermediary that holds a book-entry interest in the securities through one or more securities intermediaries standing between such other securities intermediary and Euroclear.

Distributions of interest and principal with respect to bonds held beneficially through Euroclear will be credited to cash accounts of Euroclear Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Euroclear.

Global Clearance and Settlement Procedures

Initial settlement for the bonds will be made in immediately available funds.

Secondary market trading between DTC Participants will occur in the ordinary way in accordance with DTC rules. Secondary market trading between CDS Participants will be in accordance with market conventions applicable to transactions in book-based Canadian domestic bonds. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Transfer Between DTC and CDS, Clearstream or Euroclear. Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through CDS Participants, Clearstream Participants or Euroclear Participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant international clearing system by its U.S. Depositary; however, such cross- market transactions will require delivery of instructions to the relevant international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. The relevant international clearing system will, if the transaction meets its settlement requirements, deliver instructions to DTC (in the case of CDS) or to its U.S. Depositary (in the case of Clearstream or Euroclear) to take action to effect final settlement on its behalf by delivering or receiving bonds in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. CDS Participants, Clearstream Participants and Euroclear Participants may not deliver instructions directly to DTC or the respective U.S. Depositary of Clearstream or Euroclear.

Because of time-zone differences, credits of bonds received in Clearstream or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and will be dated the business day following the DTC settlement date. Such credits or any transactions in such bonds settled during such processing will be reported to the relevant Clearstream Participants or Euroclear Participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of bonds by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be generally available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Transfers Between Clearstream, Euroclear and CDS. Cross-market transfers between Clearstream Participants, Euroclear Participants and CDS Participants will be effected in DTC.

When bonds are to be transferred from the account of a CDS Participant to the account of a Clearstream Participant or Euroclear Participant, the CDS Participant will transmit instructions to CDS on settlement date. The Clearstream Participant or Euroclear Participant will transmit instructions to Clearstream or Euroclear at least one business day prior to settlement date. One business day prior to settlement date Clearstream and on settlement date Euroclear, will transmit trade instructions to its respective U.S. Depositary. The beneficial interests in the bonds and payments for such beneficial interests will be transferred in DTC by CDS and the respective U.S. Depositaries for Clearstream and Euroclear.

Although DTC, CDS, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of bonds among participants in DTC, CDS, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

TAX MATTERS

Canadian Taxation

Please refer to the statements under “Description of Debt Securities and Warrants—Canadian Income Tax Considerations” in the Prospectus for a summary of the principal Canadian federal income tax consequences generally applicable to a holder of bonds acquired pursuant to this Prospectus Supplement who, for the purposes of the Income Tax Act (Canada), is a Non-Resident Holder (as defined in the Prospectus).

United States Taxation

Please refer to the statements under “Description of Debt Securities and Warrants—United States Income Tax Considerations” in the Prospectus for a summary of the material United States federal income tax considerations regarding the purchase, ownership and disposition of the bonds to U.S. Holders (as defined in the Prospectus) who are initial purchasers of bonds purchasing bonds at the price set forth on the cover page of this Prospectus Supplement. Certain United States persons that use an accrual method of accounting for tax purposes may be required to include certain amounts in taxable income in respect of the bonds no later than the time such amounts are reflected on their financial statements—which may be earlier than would be the case under otherwise generally applicable U.S. federal income tax principles. Investors should consult their own tax advisors regarding the possible impact of this legislation on their investment in the bonds.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement dated January 17, 2025, each of the underwriters named below, for whom CIBC World Markets Corp., J.P. Morgan Securities plc, National Bank of Canada Financial Inc. and TD Securities (USA) LLC are acting as representatives, have severally agreed to purchase, and the Province has agreed to sell to each of them severally, the respective principal amounts of bonds set forth opposite its name below.

Underwriter	Principal Amount
CIBC World Markets Corp.	U.S.$	212,500,000
J.P. Morgan Securities plc		212,500,000
National Bank of Canada Financial Inc.		212,500,000
TD Securities (USA) LLC		212,500,000
BMO Capital Markets Corp.		50,000,000
RBC Capital Markets, LLC		50,000,000
Scotia Capital (USA) Inc.		50,000,000

Total	U.S.$	1,000,000,000

Under the terms and conditions of the underwriting agreement, the underwriters have agreed to take and pay for all of the bonds, if any are taken.

We have undertaken to the underwriters to use all reasonable efforts to have the bonds listed on the ISM as soon as possible after the closing of the issue. We cannot guarantee that the listing will be approved, and settlement of the bonds is not conditional on obtaining the listing.

The underwriters have advised the Province that they propose initially to offer the bonds to the public at the public offering price set forth on the cover page of this Prospectus Supplement. After the bonds are released for sale to the public, the offering price terms may be changed.

The bonds are offered for sale in Canada, the United States, the United Kingdom and those jurisdictions in Europe and Asia where it is legal to make such offers.

Purchasers may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the public offering price set forth on the cover page of this Prospectus Supplement.

We expect that delivery of the bonds will be made against payment therefor on or about     , 2025, which is six business days following the date of pricing of the bonds (this settlement cycle being referred to as “T+6”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their bonds on the date of pricing or the succeeding business day will be required, by virtue of the fact that the bonds initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of bonds who wish to trade their bonds on the date of pricing or the succeeding business day should consult their own advisors.

The bonds are a new issue of securities with no established trading market. The Province has been advised by the underwriters that certain of the underwriters intend to make a market in the bonds, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of, or the trading market for, the bonds.

In connection with the issue of the bonds, the underwriters (or persons acting on their behalf) may over-allot bonds or effect transactions with a view to supporting the market price of the bonds at a level higher than that which might otherwise prevail. However, there is no assurance that the underwriters (or persons acting on their behalf) will undertake stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the bonds is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the bonds and 60 days after the date of the allotment of the bonds. Any stabilization action or over-allotment must be conducted by the underwriters (or persons acting on their behalf) in accordance with all applicable laws and rules.

The Province has agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

The Province estimates that it will pay approximately U.S.$330,000 for expenses associated with the offering of the bonds. Save for the underwriting discount, so far as we are aware, no person involved in the issue of the bonds has an interest material to the offer.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, the underwriters have advised us that they or their affiliates might engage in the activities described in this paragraph, and that such activities could, and likely would, be undertaken by the underwriters or their affiliates without our being informed and without our consent or approval. In the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade securities and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and activities may involve securities and/or instruments of ours or our affiliates. If the underwriters or any of their affiliates have a lending relationship with us, the underwriters or their affiliates may hedge their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the bonds offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the bonds offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Each of the underwriters has agreed that it has not offered, sold or delivered, and it will not offer, sell or deliver any of the bonds, directly or indirectly, or distribute this Prospectus Supplement or accompanying Prospectus or any other offering material relating to the bonds, in or from any jurisdiction except under circumstances that will to the best of its knowledge and belief after reasonable inquiry result in compliance with the applicable laws and regulations thereof and which will not impose any obligations on the Province except as set forth in the underwriting agreement.

Notice to Prospective Investors in the European Economic Area

This Prospectus Supplement has been prepared on the basis that all offers of bonds, if any, will be made in any Member State (a “Member State”) of the European Economic Area pursuant to an exemption under Article 1(4) of the Prospectus Regulation from the requirement to produce or publish a prospectus for offers of the bonds. Accordingly, any person making or intending to make any offer within a Member State of the bonds which are the subject of an offering contemplated in this Prospectus Supplement may only do so in circumstances in which no obligation arises for the Province or any underwriter to produce or publish a prospectus for such offer.

Neither the Province nor any underwriter has authorized, nor do they authorize, the making of any offer of bonds in circumstances in which an obligation arises for the Province or any underwriter to publish a prospectus or supplement a prospectus pursuant to the Prospectus Regulation for such offer.

Neither the Province nor any underwriters have authorized, nor do they authorize, the making of any offer of the bonds through any financial intermediary, other than offers made by the relevant underwriters which constitute the final placement of the bonds contemplated in this Prospectus Supplement.

Each of the underwriters has represented and agreed that it has not made and will not make an offer of bonds to the public in any Member State except that it may make an offer of such bonds to the public in that Member State:

(a)	to any legal entity which is a qualified investor as defined in Article 2(e) of the Prospectus Regulation (a “Qualified Investor”);

(b)

to fewer than 150 natural or legal persons (other than Qualified Investors), as permitted under the Prospectus Regulation subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by the Province for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of bonds shall require the Province or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer of bonds to the public” in relation to any bonds in any Member State means the communication in any form and by any means or presenting sufficient information on the terms of the offer and the bonds to be offered so as to enable an investor to decide to purchase or subscribe for the bonds.

Notice to Prospective Investors in the United Kingdom

Each underwriter, on behalf of itself and each of its affiliates that participates in the initial distribution of the bonds, has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the bonds in circumstances in which Section 21(1) of the FSMA does not apply to the Province; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the bonds in, from or otherwise involving the United Kingdom.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Hong Kong

The bonds will not be offered or sold in Hong Kong, by means of this Prospectus Supplement or any document, other than (i) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of the C(WUMP)O.

Notice to Prospective Investors in Singapore

This document has not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore (the “MAS”). Accordingly, each underwriter has represented that it has not offered or sold any bonds or caused the bonds to be made the subject of an invitation for subscription or purchase and will not offer or sell any bonds or cause the bonds to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this Prospectus Supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the bonds, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore (as modified or amended from time to time) (the “SFA”)) pursuant to Section 274 of the SFA or (b) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

Notice to Prospective Investors in Japan

The bonds have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”) and, accordingly, each of the underwriters, on behalf of itself and each of its affiliates that participates in the initial distribution of the bonds, will undertake that it has not offered or sold and will not offer or sell any bonds, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, Paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Control Law (Law No. 228 of 1949, as amended)) or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time.

Notice to Prospective Investors in the United Arab Emirates

United Arab Emirates (excluding the Dubai International Financial Centre and the Abu Dhabi Global Market)

The bonds have not been and will not be offered, sold or publicly promoted or advertised in the United Arab Emirates (excluding the Dubai International Financial Centre and the Abu Dhabi Global Market) other than in compliance with any laws applicable in the United Arab Emirates governing the issue, offering and sale of securities.

Dubai International Financial Centre

The bonds have not been and will not be offered to any person in the Dubai International Financial Centre unless such offer is: (a) an “Exempt Offer” in accordance with the Markets Rules (MKT) Module of the rulebook of the Dubai Financial Services Authority (the “DFSA Rulebook”); and (b) made only to persons who meet the Professional Client criteria set out in Rule 2.3.3 of the Conduct of Business Module of the DFSA Rulebook.

Abu Dhabi Global Market

The bonds have not been and will not be offered to any person in the Abu Dhabi Global Market unless such offer is (a) an “Exempt Offer” in accordance with Rule 4.3 of the Markets Rules of the Financial Services Regulatory Authority (the “FSRA”) rulebook; and (b) made only to persons who meet the Professional Client criteria set out in the Conduct of Business Module of the FSRA rulebook.

LEGAL MATTERS

The validity of the bonds will be passed upon on our behalf by McDougall Gauley LLP as Canadian counsel for the Province, and on behalf of the underwriters by MLT Aikins LLP as Saskatchewan counsel for the underwriters. Certain U.S. legal matters in connection with the offering of the bonds will be passed upon on behalf of the Province by Paul, Weiss, Rifkind, Wharton & Garrison LLP, Toronto, Ontario and on behalf of the underwriters by Davis Polk & Wardwell LLP, New York, New York.

AUTHORIZED AGENT IN THE UNITED STATES

The Authorized Agent of the Province in the United States is Tom Clark, at the Consulate General of Canada, 466 Lexington Avenue, 20th Floor New York, New York 10017.

FORWARD-LOOKING STATEMENTS

The following documents relating to the Province’s securities offered by this Prospectus Supplement may contain forward-looking statements:

(a)	this Prospectus Supplement (including the annexes hereto); and

(b)	the Prospectus.

Forward-looking statements are statements that are not historical facts, including statements about the Province’s beliefs and expectations. These statements are based on current plans, estimates and projections and are subject to risks, uncertainties and assumptions that are not realized that could cause the Province’s actual results and the timing of certain events to differ materially from those expressed in the forward-looking statements. You should understand that many important factors, in addition to those discussed in this Prospectus Supplement or the Prospectus, could cause the Province’s results to differ materially from those expressed in the forward-looking statements. The forward-looking statements speak only as of the date they are made and the Province undertakes no obligation to update publicly or otherwise revise any forward- looking statements, whether as a result of new information or future events or otherwise, except as may be required by law.

GENERAL INFORMATION

We have undertaken to the underwriters to use all reasonable efforts to have the bonds listed on the ISM as soon as possible after the closing of the issue. We cannot guarantee that these applications will be approved, and settlement of the bonds is not conditional on obtaining the listing.

The bonds have been accepted for clearance through DTC, CDS, Clearstream and Euroclear. The Common Code for the bonds is 298789302, the ISIN for the bonds is US803854KW79 and the CUSIP number for the bonds is 803854KW7.

The issue and sale of the bonds was authorized by Order of the Lieutenant Governor in Council of the Province of Saskatchewan No. 205/2022, dated May 19, 2022, made pursuant to the Financial Administration Act, 1993.

The Province is subject to claims in the ordinary course. These claims arise from legal action, either in progress or threatened, in respect of matters such as expropriation, contract and tax disputes. In view of the inherent difficulty of predicting the outcome of such claims, the Province cannot state what the eventual outcome of such claims will be; however, except as disclosed in this Prospectus Supplement and in the Prospectus, based on current knowledge, the Province believes that it is not involved in any such claims which would materially adversely affect the financial position of the Province.

SOURCES OF INFORMATION

Information included herein, which is designated as being taken from a publication of the Province or of Canada, or an agency or instrumentality of either, is included or incorporated herein on the authority of such publication as a public official document. All financial information of the Province included herein is obtained from the Public Accounts for the Province of Saskatchewan, the Government of Saskatchewan’s annual report and budget, or other documents prepared by representatives of the Provincial Treasury Office, Province of Saskatchewan acting in their official capacities.

ISSUER

Province of Saskatchewan

Provincial Treasury Office

6th Floor

2350 Albert Street

Regina, SK S4P 4A6

UNDERWRITERS

CIBC World Markets Corp.	National Bank of Canada Financial Inc.
300 Madison Avenue, 8th Floor	65 East 55th Street, 8th Floor
New York, New York 10017	New York, New York 10022
U.S.A.	U.S.A.

J.P. Morgan Securities plc	TD Securities (USA) LLC
25 Bank Street	1 Vanderbilt Avenue, 11th Floor
Canary Wharf	New York, New York 10017
London E14 5JP	U.S.A.
United Kingdom

BMO Capital Markets Corp.	RBC Capital Markets, LLC
151 West 42nd Street, 9th Floor	Brookfield Place, 200 Vesey Street, 8th Floor
New York, New York 10036	New York, New York 10281
U.S.A.	U.S.A.

Scotia Capital (USA) Inc.
250 Vesey Street
New York, New York 10281
U.S.A.

REGISTRAR, FISCAL, TRANSFER AND PRINCIPAL PAYING AGENT AND DTC CUSTODIAN

The Bank of New York Mellon

240 Greenwich Street, 7E

New York, New York 10286

U.S.A.

LEGAL ADVISORS

to the Issuer as to U.S. law Paul, Weiss, Rifkind, Wharton & Garrison LLP Toronto-Dominion Centre 77 King Street West, Suite 3100, P.O. Box 226 Toronto, Ontario M5K 1J3 Canada	to the Underwriters as to U.S. law Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 United States

as to Canadian law McDougall Gauley LLP 1881 Scarth Street, Suite 1500 Regina, Saskatchewan S4P 4K9 Canada	as to Canadian law Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9 Canada MLT Aikins LLP 1500 Hill Center 1 1874 Scarth Street Regina, SK S4P 4E9 Canada

ANNEX A – PROVINCE OF SASKATCHEWAN CURRENT DESCRIPTION

See attached.

A-1

Province of Saskatchewan

(Canada)

This description of the Province of Saskatchewan is dated as of November 25, 2024 and appears as Exhibit 99.1 to the Province’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2024.

This document (otherwise than as a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any Securities of the Province of Saskatchewan. The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

TABLE OF CONTENTS	3

FURTHER INFORMATION	4

FORWARD-LOOKING STATEMENTS	4

SUMMARY	5

INTRODUCTION	7

Overview	7

Provincial Government	8

Constitutional Framework	8

Legal	8

ECONOMY	9

Recent Developments	10

Principal Economic Indicators	10

Gross Domestic Product	10

Real Gross Domestic Product by Industry at basic prices	11

Exports	12

Capital Expenditures	15

Labour Market	16

Income and Prices	17

Key Sectors of Saskatchewan’s Economy	18

Mining, Oil & Natural Gas	18

Agriculture	20

Service Sector	22

GOVERNMENT FINANCES	22

Overview	22

Specific Accounting Policies	23

Restatements	24

Summary of Budget Transactions and Funding Requirements	25

Revenue	26

Program Expenditures / Expenses	30

Loans and Investments	33

PROVINCIAL DEBT	34

Funded Debt of the Province	34

Guaranteed Debt	36

Derivative Financial Instruments	37

Debt Maturities and Sinking Funds	38

Other Debt and Liabilities	38

Debt Record	39

Other Public Sector Debt	39

Pension Funds	39

Defined Benefit Plans	39

Joint Defined Benefit Plans	40

Defined Contribution Plans	40

Government Business Enterprise – Defined Benefit Pension Plans	42

Government Business Enterprise – Defined Contribution Pension Plans	42

CERTAIN CROWN CORPORATIONS AND AGENCIES	42

Introduction	42

Crown Investments Corporation of Saskatchewan (CIC)	43

Introduction	43

Fiscal Year 2023-24 Highlights - Consolidated Basis	43

LGS	44

SaskPower	45

SaskTel	45

SGI CANADA	45

SaskEnergy	46

Saskatchewan Auto Fund	46

FOREIGN EXCHANGE	46

OFFICIAL STATEMENTS	47

DEBT SUMMARY AND TERM DEBT OUTSTANDING	48

FURTHER INFORMATION

This document appears as an exhibit to the Province of Saskatchewan’s Annual Report to the U.S. Securities and Exchange Commission (“SEC”) on Form 18-K for the fiscal year ended March 31, 2024. Additional information with respect to the Province of Saskatchewan is available in such Annual Report, the other exhibits to such Annual Report, and in amendments thereto. Such Annual Report, exhibits and amendments are available on the SEC’s website at http://www.sec.gov. Copies of such documents may also be obtained, without charge, from the Province of Saskatchewan, Ministry of Finance, Assistant Deputy Minister of Provincial Treasury Office, 6th Floor, 2350 Albert Street, Regina, Saskatchewan, Canada, S4P 4A6.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. On November 25th, 2024 the daily average exchange rate for the U.S. dollar, as reported by the Bank of Canada, was US$1.00 = $1.3980. See “Foreign Exchange” for information regarding the rates of conversion of U.S. dollars and other foreign currencies into Canadian dollars. The fiscal year of the Province of Saskatchewan ends March 31. “Fiscal 2024” and “2023-24” refers to the fiscal year ending March 31, 2024, and unless otherwise indicated, “2023” means the calendar year ended December 31, 2023. Other fiscal and calendar years are referred to in a corresponding manner. Any discrepancies between the amounts listed and their totals in the tables set forth in this document are due to rounding.

FORWARD-LOOKING STATEMENTS

This exhibit includes forward-looking statements. The Province of Saskatchewan has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about the Province of Saskatchewan, including, among other things:

•	the Province of Saskatchewan’s economic and political trends;

•	the Province of Saskatchewan’s ability to control expenses and maintain revenues; and

In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

SUMMARY

The information below is qualified in its entirety by the detailed information provided elsewhere in this document.

PROVINCE OF SASKATCHEWAN

Economy	Year Ended December 31
	2019	2020	2021	2022	2023
	(in millions unless otherwise indicated)
Gross Domestic Product at Market Prices	$84,501.0	$77,778.0	$88,352.0	$115,195.0	$109,702.0
Household Income	$58,090.0	$61,218.0	$62,847.0	$69,809.0	$72,213.0
Capital Expenditures	$14,791.5	$12,022.5	$11,928.5	$13,591.3	$17,110.9
Annual Increase in Consumer Price Index	1.73%	0.62%	2.61%	6.61%	3.90%
Population by July 1 (in thousands)	1,164.2	1,167.4	1,167.7	1,178.4	1,206.4
Unemployment Rate	5.5%	8.4%	6.6%	4.7%	4.8%

Revenues and Expenses – Summary Entity	Fiscal Year Ended March 31
	2020	2021	2022	2023	2024
	(in millions)
Revenues	$14,887.1	$14,523.9	$18,136.2	$20,594.6	$20,993.0
Current Expenses	15,206.5	15,650.9	19,604.5	19,013.9	20,810.8

Provincial Surplus/(Deficit)	($319.3)	($1,127.0)	($1,468.3)	$1,580.7	$182.2

Public Sector Funded Debt	As at March 31
	2020	2021	2022	2023	2024
	(in millions unless otherwise indicated)
Government Services Organization (GSO) General	$13,502.5	$15,678.9	$19,013.5	$19,175.8	$20,178.7
Government Business Enterprise (GBE) Specific	10,273.8	10,184.4	10,657.3	11,306.5	12,008.3

Total Summary Entity Funded Debt	$23,776.2	$25,863.2	$29,670.7	$30,482.3	$32,187.0

Sinking Funds	$2,444.7	$2,280.1	$2,433.8	$2,546.0	$2,924.8
Gross Debt per Capita ($)	$20,338.26	$22,148.63	$25,285.72	$25,378.91	$26,103.21
Gross Debt as a Percentage of:
Household Income	29.28%	30.75%	36.45%	37.31%	N/A
Gross Domestic Product at Current Market Prices	31.30%	35.53%	41.02%	39.76%	41.32%

INTRODUCTION

Overview

The Province of Saskatchewan (“Saskatchewan” or “the Province”) was established as a province of Canada in 1905. Saskatchewan is centrally located in Western Canada and is bordered by the provinces of Manitoba to the east and Alberta to the west. The Province shares its 650-kilometer southern border with the American states of North Dakota and Montana and its 450-kilometer northern border with the Northwest Territories of Canada. With a 1,250-kilometer distance from north to south, Saskatchewan covers an area of 652,330 square kilometers.

The sparsely populated northern third of the Province is part of Canada’s Precambrian Shield and consists of forests, rivers and thousands of fresh water lakes. A sizeable commercial forest region is located across the entire central part of Saskatchewan. The southern half of the Province is part of the great continental plain of North America, consisting of a mixed agricultural and parkland area merging southward into open plains, a grain-growing region where the majority of the Province’s population resides. About 40% of all of Canada’s cultivated farmland is located in Saskatchewan.

The population of Saskatchewan was approximately 1,239,865 on July 1, 2024, compared with approximately 1,209,307 on July 1, 2023, and 1,111,989 on July 1, 2014. The Province’s two largest urban areas are the cities of Regina, the capital of Saskatchewan, with a population of approximately 245,640 on July 1, 2023, and Saskatoon, with a population of approximately 295,204 as of the same date.

The climate of Saskatchewan is generally dry, with temperatures varying markedly between very distinct seasons. The following table sets forth statistics on Saskatchewan’s population, area and climate.

Saskatchewan Statistics

Population		Area

1,239,865 (July 1, 2024)		Land:

		• 570,700	square kilometers

Major Urban Centres		220,350	square miles

Regina		Fresh Water:

• Capital of Saskatchewan		• 81,630	square kilometers
• 245,640 (July 1, 2023)*		31,520	square miles

Saskatoon		Total:

• Centre of Saskatchewan’s resource-based and advanced technology industries		• 652,330 251,870	square kilometers square miles
• 295,204 (July 1, 2023)*

Population Density		Farmland:
1 person per 0.55 square kilometer (per 0.21 square mile)		• 268,655	square kilometers

		103,730	square miles

Mean Temperatures Range (Regina)		Cultivated Farmland:

January	-11 to -22 degrees Celsius	• 202,470	square kilometers

July	26 to 12 degrees Celsius	78,170	square miles

Mean Precipitation (Regina)		Commercial Forests:

January	15 millimeters	• 126,300	square kilometers

July	59 millimeters	48,760	square miles

Year	364 millimeters

*	2024 data for Regina and Saskatoon not yet available.

Sources: Saskatchewan Bureau of Statistics, Statistics Canada

Provincial Government

The executive power in the Province of Saskatchewan is vested in the Lieutenant Governor acting upon the advice of the Executive Council, which is responsible to the Legislative Assembly. The Lieutenant Governor is appointed by the Governor General of Canada in Council and the Governor General, in turn, is appointed by a commission under the Great Seal of Canada. The Executive Council, which includes the Premier and Cabinet Ministers of the Provincial Government, is appointed by the Lieutenant Governor on the nomination of the leader of the political party which forms the Government. Members of the Executive Council hold seats in the Legislative Assembly.

Saskatchewan’s Legislative Assembly has 61 seats and is elected for a term of four years, subject to earlier dissolution by the Lieutenant Governor acting in accordance with constitutional principles. The Legislative Assembly is usually dissolved by the Lieutenant Governor on the recommendation of the Premier. The most recent Provincial election was held on October 28, 2024 and resulted in a majority for the Saskatchewan Party as the Government of Saskatchewan. As of October 2024, representation is as follows: Saskatchewan Party, 34 seats; and New Democratic Party, 27 seats.

Constitutional Framework

Canada consists of a federation of ten provinces with a constitutional division of powers between the federal and provincial governments. Canada was established by the Constitution Act, 1867, an Act of the Parliament of the United Kingdom, and by later enactments, including the Constitution Act, 1982, which transferred jurisdiction over the Constitution of Canada (the Constitution) from the United Kingdom to Canada.

Various constitutional issues have been under discussion in Canada for a number of years. On August 20, 1998, in response to a reference from the Federal government, the Supreme Court of Canada ruled that under the Constitution of Canada and international law, Quebec may not secede unilaterally from Canada, but that if the people of Quebec voted to secede by a clear majority vote on a clear question, the other provinces and the Federal Government would be obliged to enter negotiations with Quebec with respect to secession, such negotiations to be guided by constitutional principles, including federalism, democracy, constitutionalism and the rule of law, and the protection of minorities.

Under the Constitution, each provincial Legislature has exclusive authority to borrow money on the sole credit of that province and the authority to raise revenue for provincial purposes through direct taxation within its territorial limits. Legislatures can also raise revenue through taxation in respect of non-renewable natural resources, forestry resources and sites and facilities for electricity production and generation. Each province owns minerals and other resources on its provincial Crown lands and may own sub-surface resources on its other lands. Each province has the right to levy royalties on all lands and minerals which it owns. Each province has the legislative authority to regulate the exploration for and development, conservation and management of non-renewable natural resources, forestry resources and electricity generation. Each province also has legislative authority in the areas of education, health, social services, property and civil rights, natural resources, municipal institutions and generally all matters of a purely local or private nature.

The Parliament of Canada is empowered to borrow money and to raise revenue by any mode or system of taxation. Parliament has legislative authority over, among other things, the federal public debt and federal property, the regulation of trade and commerce, currency and coinage, banks and banking, bankruptcy and insolvency, navigation and shipping, foreign affairs, defence, postal service and unemployment insurance. It also has authority over matters not assigned to the provincial legislatures.

Legal

The Government is involved in various legal actions, including aboriginal land claims, claims for damages to persons and property and disputes over taxes and funding, the outcome of which is not determinable. Each year, Saskatchewan’s Public Accounts Volume 1 discloses any potential liabilities resulting from these actions that can be reasonably estimated (see additional details on page 65 of Exhibit 99.2, Public Accounts 2023-24, Volume 1).

ECONOMY

Saskatchewan has a modern, open and diversified economy. Approximately two-thirds of all goods and services produced in the province are exported. Major exports include grains, oilseeds, crude oil, potash, natural gas, uranium and manufactured goods. While many of the goods and services producing industries are directly or indirectly related to agriculture and natural resources, the provincial economy continues to diversify into other service sectors, such as the growing technology sector in the province with activities around information technology, bio-technology, agriscience, etc. Saskatchewan’s abundance of renewable and non-renewable resources has made it the largest producer of wheat, the second largest producer of crude oil and the third largest producer of natural gas in Canada. Saskatchewan is one of the world’s leading suppliers of potash and uranium. The provincial government also operates crown-owned businesses in electricity generation and transmission, natural gas transmission, auto insurance and telecommunications.

	2019	2020	2021	2022	2023	Compound Annual rate of growth(1) 2019-2023
	(in millions of $ in current prices unless otherwise indicated)
Gross Domestic Product (Saskatchewan)
At Market Prices (2)	$84,501	$77,778	$88,352	$115,195	$109,702	6.7%
Chained 2017 Dollars	81,221	77,761	75,722	81,201	83,105	0.6%
GDP at Basic Prices (Chained 2017)	75,970	72,791	71,077	76,121	77,896	0.6%
Gross Domestic Product (Canada)
At Market Prices (2)	2,313,563	2,220,527	2,535,818	2,850,940	2,933,810	6.1%
Chained 2017 Dollars	2,241,331	2,128,408	2,255,059	2,349,525	2,385,443	1.6%
Household Income (Saskatchewan)	58,090	61,218	62,847	69,809	72,213	5.6%
Household Income ($ per capita)	49,896	52,440	53,821	59,239	59,695	4.6%
Capital Expenditures	14,792	12,023	11,929	14,276	17,111	3.7%
Retail Trade	20,276	20,319	23,312	25,094	25,181	5.6%
Value of Manufacturing Sales	16,846	15,100	20,071	25,599	24,440	9.7%
Unemployment Rate
Saskatchewan	5.5%	8.4%	6.6%	4.7%	4.8%	N/A
Canada	5.7%	9.7%	7.5%	5.3%	5.4%	N/A
Annual Increase in Consumer Price Index:
Saskatchewan	1.7%	0.6%	2.6%	6.6%	3.9%	N/A
Canada	1.9%	0.7%	3.4%	6.8%	3.88%	N/A
Wholesale Trade (dollars)(3)	26,352	27,783	32,197	47,363	63,146	24.4%
Value of Building Permits (dollars)	1,588	1,392	1,747	2,146	2,425	11.2%
New Housing Starts (units)	2,427	3,087	4,172	4,211	4,619	17.5%
New Motor Vehicle Sales (units)	48,735	41,906	42,649	41,840	44,684	(2.1%)

Notes:

(1) Compound annual rate of growth is determined by distributing the aggregate amount of growth during the relevant period assuming a single annual rate of growth compounded annually. These rates are not adjusted for inflation unless otherwise indicated.

(2) Gross Domestic Product (“GDP”) at market prices represents the value added by each of the factors of production plus indirect taxes less subsidies. GDP at Basic Prices represents the value added by each of the factors of production.

(3) Wholesale trade excludes petroleum, petroleum products and other hydrocarbons, oilseed and grain.

N/A = not applicable; * Data not yet available.

Sources:

Statistics Canada. Table 36-10-0221-01 Gross domestic product, income-based, provincial and territorial, annual (x 1,000,000); Table 36-10-0222-01 Gross domestic product, expenditure-based, provincial and territorial, annual (x 1,000,000); Table 36-10-0402-01 Gross domestic product (GDP) at basic prices, by industry, provinces and territories (x 1,000,000); Table 36-10-0226-01 Household sector, selected indicators, provincial and territorial; Table 34-10-0035-01 Capital and repair expenditures, non-residential tangible assets, by industry and geography (x 1,000,000); Table 20-10-0056-01 Retail trade sales by province and territory (x 1,000); Table 16-10-0048-01 Manufacturing sales by industry and province, monthly (dollars unless otherwise noted) (x 1,000); Table 14-10-0287-01 Labour force characteristics, monthly, seasonally adjusted and trend-cycle, last 5 months; Table 17-10-0009-01 Population estimates, quarterly; and Table 17-10-0009-01 Population estimates, quarterly; Table 20-10-0074-01 Wholesale trade, sales (x 1,000); Table 34-10-0285-01 Building permits, by type of structure and type of work (x 1,000); Table 34-10-0135-01 Canada Mortgage and Housing Corporation, housing starts, under construction and completions, all areas, quarterly; and Table 20-10-0001-01 New motor vehicle sales.

Recent Developments

Saskatchewan’s economy has been under the impact of the global economic slowdown. While the labour market remained relatively strong with positive growth in employment and low unemployment rates, some indicators posted weaker growth in the first seven months of 2024. The indicators with slower growth, most of which were still over their historical average level, were affected by the cumulative impact of interest hikes in the last two years.

Saskatchewan’s real GDP is expected to grow by 1.4 per cent in 2024, according to the average of the private sector forecasts.

RECENT ECONOMIC PERFORMANCE

	Saskatchewan	Canada		Covering Period
	(per cent change unless noted otherwise)
Employment	2.6%	1.8%		Jan - Sep 2024
Unemployment rate, %	5.6%	6.4%		Jan - Sep 2024
Employment rate, %	63.8%	61.2%		Jan - Sep 2024
Consumer price index	1.4%	2.5%		Jan - Sep 2024
Average weekly earnings	3.8%	4.2%		Jan - Aug 2024
Retail sales	3.0%	1.0%		Jan - Aug 2024
Wholesale trade (1)	(0.6%)	(0.1%	)	Jan - Aug 2024
New motor vehicle sales	20.3%	10.5%		Jan - Aug 2024
Sales in food services and drinking places	4.9%	4.6%		Jan - Aug 2024
Manufacturing sales	(5.2%)	(2.5%	)	Jan - Aug 2024
International goods exports	(10.3%)	0.7%		Jan - Sep 2024
International goods imports	7.3%	0.4%		Jan - Sep 2024
Building permits	13.8%	2.9%		Jan - Aug 2024
Housing starts	(4.1%)	1.8%		Q1 - Q3 2024
Total investment in building construction, all types	17.0%	6.6%		Jan - Aug 2024
Residential	13.1%	7.1%		Jan - Aug 2024
Non-residential	25.1%	5.4%		Jan - Aug 2024

Notes:

(1) Wholesale trade excludes petroleum, petroleum products and other hydrocarbons, oilseed and grain.

Sources: Statistics Canada

Principal Economic Indicators

Gross Domestic Product

Saskatchewan’s real GDP at market prices measured in chained 2017 dollars increased by 2.3 per cent in 2023 and at a compound average annual rate of 0.6 per cent in the period from 2019 to 2023. Measured in current market prices, Saskatchewan’s nominal GDP grew at a compound average annual rate of 6.7 per cent in the same period.

The following table sets forth the composition of Saskatchewan’s GDP both at current market prices and in chained 2017 dollars for the five years (2019 to 2023).

GROSS DOMESTIC PRODUCT

						Compound Annual Growth Rate
	2019	2020	2021	2022	2023	2019-2023
	(in millions of $ in current prices unless otherwise indicated)
GDP - Current Market Prices
Final Consumption Expenditures	$57,333	$55,623	$60,038	$65,074	$68,108	4.4%
Gross Fixed Capital Formation	19,957	17,083	18,266	20,542	23,204	3.8%
Investment in Inventories	1,051	(1,689)	(2,291)	4,955	(461)	N/A
Non-Farm	787	(314)	1,790	1,201	993	6.0%
Farm	262	(1,355)	(4,088)	3,679	(1,476)	N/A
Exports of Goods and Services	54,626	49,986	62,233	84,499	80,080	10.0%
Less: Imports of Goods and Services	48,439	43,237	49,938	59,956	61,304	6.1%

Total	$84,501	$77,778	$88,352	$115,195	$109,702	6.7%

GDP - Chained 2017 Dollars
Final Consumption Expenditures	55,085	55,696	53,347	55,954	58,012	1.4%
Gross Fixed Capital Formation	21,212	19,286	16,374	16,760	17,759	(0.9%)
Investment in Inventories	743	1,599	(1,058)	(2,290)	2,873	N/A
Non-Farm	560	921	317	2,196	183	(41.3%)
Farm	175	678	(1,346)	(3,773)	2,349	N/A
Exports of Goods and Services	51,301	50,711	51,082	49,641	47,156	0.6%
Less: Imports of Goods and Services	46,937	46,225	42,223	43,721	44,725	0.6%

Total	$81,590	$81,221	$77,761	$77,181	$81,845	0.6%

Notes:	(1) N/A = not applicable

(2) Components may not add up to total due to the use of chained fisher price methodology.

Source:	Statistics Canada. Table 36-10-0222-01 Gross domestic product, expenditure-based, provincial and territorial, annual (x 1,000,000)

Real Gross Domestic Product by Industry at basic prices

The following table sets forth Saskatchewan’s real GDP at basic prices by industry for the five years ending on December 31, 2023.

REAL GDP AT BASIC PRICES BY INDUSTRY

						Share of 2023	Annual Growth Rate	% Change
	2019	2020	2021	2022	2023	Total	2019-2023	from 2022

	(millions of $ unless otherwise indicated)
Goods-Producing Industries
Agriculture, forestry, fishing and hunting	$7,242	$7,288	$3,000	$5,358	$5,147	6.6%	(8.2%)	(3.9%)
Mining	12,449	11,457	12,023	12,595	12,782	16.4%	0.7%	1.5%
Utilities	2,294	2,249	2,303	2,350	2,375	3.0%	0.9%	1.1%
Construction	5,665	5,083	5,028	5,202	5,639	7.2%	(0.1%)	8.4%
Manufacturing	4,446	4,347	4,568	4,695	4,980	6.4%	2.9%	6.1%

	$31,975	$30,321	$26,519	$29,826	$30,358	39.0%	(1.3%)	1.8%

Services Industries
Transportation and Warehousing	3,616	3,213	3,362	3,542	3,816	4.9%	1.4%	7.7%
Finance, Insurance & Real Estates	11,158	11,176	11,673	11,878	12,060	15.5%	2.0%	1.5%
Wholesale & Retail Trade	7,830	7,749	8,172	8,097	8,361	10.7%	1.7%	3.3%
Business Services	7,528	6,637	7,171	7,602	7,805	10.0%	0.9%	2.7%
Institutions	9,058	8,896	9,423	9,609	9,898	12.7%	2.2%	3.0%
Public Administration	4,834	4,880	5,005	5,121	5,189	6.7%	1.8%	1.3%

	$44,020	$42,487	$44,745	$45,802	$47,140	60.5%	1.7%	2.9%

Real GDP at Basic Prices	$75,970	$72,791	$71,077	$76,121	$77,896	100.0%	0.6%	2.3%

Notes:	(1) Components may not add up to total due to the use of chained fisher price methodology.

(2) Wholesale trade excludes petroleum, petroleum products and other hydrocarbons, oilseed and grain.

Source:	Statistics Canada. Table 36-10-0402-01 Gross domestic product (GDP) at basic prices, by industry, provinces and territories (x 1,000,000)

Exports

Saskatchewan’s international exports of goods and services to other countries were $54.2 billion in 2023 and accounted for 67.7 per cent of total exports. The other 32.3 per cent of exports consisted of trade with other Canadian provinces. International exports increased at a compound average annual rate of 11.1 per cent over the period from 2019 to 2023. Total exports of goods and services to other provinces were $25.9 billion in 2023 and increased at a compound average annual rate of 8.0 per cent from 2019 to 2023.

The trade balance was $18.8 billion in 2023, an average annual increase of 32.0 per cent since 2019.

The following table sets forth details of Saskatchewan’s exports and imports at current market prices for the five calendar years ending in 2023.

TRADE IN CANADA AND ABROAD

						Compound
						Annual
						Growth Rate	Share of
	2019	2020	2021	2022	2023	2019-2023	Total 2023
	(millions of dollars)
Exports
To other countries	$35,608	$33,118	$41,264	$58,751	$54,200	11.1%	67.7%
Goods	33,661	31,287	39,203	56,326	51,450	11.2%	64.2%
Services	1,947	1,831	2,061	2,425	2,750	9.0%	3.4%
To other provinces	19,018	16,868	20,969	25,748	25,880	8.0%	32.3%
Goods	11,741	10,281	13,694	17,351	17,111	9.9%	21.4%
Services	7,277	6,587	7,275	8,397	8,769	4.8%	11.0%

Total exports of goods and services	$54,626	$49,986	$62,233	$84,499	$80,080	10.0%	100.0%

Imports
From other countries	$20,825	$18,705	$21,477	$26,485	$27,404	7.1%	44.7%
Goods	17,576	15,962	18,602	22,623	22,997	7.0%	37.5%
Services	3,249	2,743	2,875	3,862	4,407	7.9%	7.2%
From other provinces	27,614	24,532	28,461	33,471	33,900	5.3%	55.3%
Goods	11,833	10,472	13,468	16,804	15,690	7.3%	25.6%
Services	15,781	14,060	14,993	16,667	18,210	3.6%	29.7%

Total imports of goods and services	$48,439	$43,237	$49,938	$59,956	$61,304	6.1%	100.0%

Balance of Trade	$6,187	$6,749	$12,295	$24,543	$18,776	32.0%

Sources:	Statistics Canada. Table 36-10-0222-01 Gross domestic product, expenditure-based, provincial and territorial, annual (x 1,000,000)

INTERNATIONAL MERCHANDISE TRADE

Saskatchewan’s international merchandise exports experienced a 5.9 per cent (-$3.1 billion) decline in 2023 from the previous year. The decline was primarily driven by a significant drop in the export of metal ores and non-metallic minerals products by 28.4 per cent (-$4.6 billion) which offset gains in other product categories, particularly farm, fishing and intermediate food products (+$1.8 billion, +9.7 per cent).

Farm and intermediate food products, energy products (crude oil) and non-metallic minerals (potash) are Saskatchewan’s principal exports, accounting for 40.8 per cent, 28.9 per cent and 23.7 per cent, respectively, of total international exports in 2023. From 2019 to 2023, total international merchandise exports increased by 13.7 per cent per year on average, while imports increased by an average of 9.7 per cent per year.

						Compound
						Annual
						Growth Rate	Share of
	2019	2020	2021	2022	2023	2019-2023	Total 2023
	(millions of dollars)
Exports
Farm, fishing and intermediate food products	$12,829	$16,293	$17,415	$18,377	$20,169	12.0%	40.8%
Energy products	7,965	5,270	9,419	14,465	14,296	15.7%	28.9%
Metal ores and non-metallic minerals	6,540	6,052	7,155	16,350	11,702	15.7%	23.7%
Other	2,278	2,153	3,051	3,323	3,253	9.3%	6.6%

Total Exports	$29,611	$29,768	$37,039	$52,515	$49,419	13.7%	100.0%

Imports
Chemical, plastic and rubber products	$1,793	$1,725	$2,008	$2,785	$2,668	10.4%	16.9%
Machinery, equipment and parts	3,971	2,953	3,655	5,353	5,960	10.7%	37.8%
Motor vehicles and parts	1,526	1,052	1,366	1,716	1,862	5.1%	11.8%
Others	3,600	4,304	4,060	5,236	5,286	10.1%	33.5%

Total	$10,890	$10,034	$11,089	$15,090	$15,775	9.7%	100.0%

Balance of Trade	$18,721	$19,734	$25,951	$37,425	$33,644	15.8%

Source:	Statistics Canada. Table 12-10-0175-01 Int merchandise trade by province, commodity, and Principal Trading Partners (x 1,000)

The United States is Saskatchewan’s largest trading partner, followed by China. In 2023, Saskatchewan sold $27.1 billion of goods to the United States, which accounted for 54.8 per cent of total international exports. Approximately $5.5 billion of goods were sold to China, which accounted for 11.1 per cent of total international exports.

On the import side, the United States and China have remained Saskatchewan’s largest import partners with Germany joining the list in recent years. Between 2019 and 2023, imports from these three countries increased significantly.

INTERNATIONAL MERCHANDISE EXPORTS AND IMPORTS BY TOP 10 TRADING PARTNERS

						Compound
						Annual
						Growth Rate	Share of
	2019	2020	2021	2022	2023	2019-2023	Total 2023
	(millions of dollars)
International Exports
United States	$16,067	$13,130	$19,907	$29,316	$27,075	13.9%	54.8%
Other countries	3,845	4,745	4,608	6,036	5,043	7.0%	10.2%
China	3,131	3,862	4,144	5,076	5,476	15.0%	11.1%
Japan	1,075	1,233	1,329	1,205	1,009	(1.6%)	2.0%
India	775	1,002	604	1,394	1,305	13.9%	2.6%
Brazil	1,047	978	1,236	2,556	2,567	25.1%	5.2%
Indonesia	651	679	911	1,657	845	6.7%	1.7%
Mexico	596	712	993	1,018	962	12.7%	1.9%
Algeria	365	292	557	575	765	20.3%	1.5%
Italy	303	543	377	595	482	12.3%	1.0%

Sub-total	27,855	27,176	34,664	49,427	45,527	13.1%	92.1%
Others	1,755	2,593	2,375	3,087	3,892	22.0%	7.9%

Total All Countries	$29,611	$29,768	$37,039	$52,515	$49,419	13.7%	100.0%

International Imports
United States	$8,685	$8,238	$8,859	$12,280	$12,680	9.9%	80.4%
Other countries	355	315	465	584	614	14.7%	3.9%
China	503	410	403	503	563	2.9%	3.6%
Germany	359	255	335	499	568	12.2%	3.6%
Mexico	411	207	239	354	416	0.4%	2.6%
Japan	122	103	287	152	155	6.1%	1.0%
India	48	53	68	103	99	19.9%	0.6%
Italy	70	150	86	98	114	13.1%	0.7%
South Korea	35	41	39	98	92	27.3%	0.6%
France	36	32	46	97	59	13.3%	0.4%

Sub-total	10,623	9,803	10,826	14,768	15,361	9.7%	97.4%
Others	267	230	180	322	414	11.6%	2.6%

Total All Countries	$10,890	$10,034	$11,006	$15,090	$15,775	9.7%	100.0%

Capital Expenditures

Capital expenditures consist of investments in capital by both the private and public sectors. The following table sets forth information on Saskatchewan’s capital expenditures for the 2019 to 2023 calendar years.

CAPITAL EXPENDITURES

North American Industry Classification System	2019	2020	2021	2022	2023
	(millions of dollars)
Agriculture, forestry, fishing and hunting	$1,428.2	$1,473.0	x	x	$1,687.7
Mining, quarrying, and oil and gas extraction[1]	6,153.0	4,450.9	4,098.1	4,959.1	7,593.1
Utilities	1,263.0	1,397.7	1,297.7	1,483.3	1,709.9
Construction	182.5	153.1	227.8	248.5	282.1
Manufacturing	616.0	341.9	509.6	761.0	970.9
Wholesale trade[2]	349.5	x	303.3	360.3	281.2
Retail trade[2]	226.6	236.0	218.3	272.7	260.7
Transportation and warehousing	1,597.5	x	x	900.9	851.8
Information and cultural industries	281.6	x	x	406.3	496.2
Finance and insurance	64.5	71.1	x	52.1	77.1
Real estate and rental and leasing	447.7	276.0	279.9	390.3	319.5
Professional, scientific and technical services[2]	63.9	66.4	x	62.4	139.9
Management of companies and enterprises[2]	34.7	x	x	141.0	137.3
Administrative and support, waste management and remediation services[2]	61.0	F	x	F	47.9
Educational services	234.1	253.2	308.4	289.1	292.2
Health care and social assistance	329.7	223.8	261.2	255.7	411.1
Arts, entertainment and recreation	129.8	71.7	x	122.2	58.1
Accommodation and food services[2]	130.0	109.8	F	x	110.9
Other services[2]	78.8	51.3	x	42.1	55.6
Public administration	1,119.4	1,032.8	1,235.8	1,165.9	1,327.6

	$14,791.5	$12,022.5	$11,928.5	$13,591.3	$17,110.9

Capital, construction	$10,282.6	$7,922.6	$7,385.8	$8,272.1	$11,126.3
Capital, machinery and equipment	4,508.9	4,099.9	4,542.7	5,319.2	5,984.6

	$14,791.5	$12,022.5	$11,928.5	$13,591.3	$17,110.9

Private Sector	$11,209.4	$8,964.9	$8,463.9	$9,922.6	$12,366.9
Public Sector	3,582.1	3,057.6	3,464.6	3,668.7	4,744.0

	$14,791.5	$12,022.5	$11,928.5	$13,591.3	$17,110.9

[1]	Includes oil and natural gas extraction, potash, uranium, and other minerals.

Notes:

(1) Wholesale trade excludes petroleum, petroleum products and other hydrocarbons, oilseed and grain. (2) Certain data (indicated by “x”) is not available due to the confidential nature of the information. Other data (indicated by “F”) is too unreliable to be published.

Sources:

Statistics Canada. Table 34-10-0035-01 Capital and repair expenditures, non-residential tangible assets, by industry and geography (x 1,000,000); Table 34-10-0038-01 Capital and repair expenditures, non-residential tangible assets, by type of ownership and geography (x 1,000,000).

Labour Market

Population growth has driven up the growth in labour force in Saskatchewan. In 2023, the province’s labour force was at its all time high at 621,875, a growth of 11,317 from 2019. Employment grew by approximately 15,325 in the province from 2019 to 2023. The unemployment rate was the lowest among all provinces in 2023.

The following table sets forth selected labour force statistics for Saskatchewan and Canada for the five calendar years ending in 2023.

LABOUR MARKET STATISTICS

						Compound
						Annual
						Growth Rate
	2019	2020	2021	2022	2023	2019-2023
	(thousands, except percentages)
Labour Force
Saskatchewan	610.6	597.4	601.1	610.0	621.9	0.5%
Canada	20,274.9	19,972.6	20,484.2	20,790.7	21,325.8	1.3%
Employed
Saskatchewan	576.9	547.5	561.7	581.5	592.2	0.7%
Canada	19,121.1	18,043.8	18,942.3	19,693.0	20,170.9	1.3%
Employment Rate, %
Saskatchewan	65.3	61.7	63.2	64.6	64.1	N/A
Canada	62.3	58.1	60.5	62.0	62.1	N/A
Unemployed
Saskatchewan	33.7	49.9	39.4	28.5	29.6	(3.1%)
Canada	1,153.7	1,928.8	1,541.9	1,097.7	1,154.8	0.02%
Unemployment Rate, %
Saskatchewan	5.5	8.4	6.6	4.7	4.8	N/A
Canada	5.7	9.7	7.5	5.3	5.4	N/A
Participation Rate, %
Saskatchewan	69.1	67.3	67.6	67.8	67.3	N/A
Canada	66.0	64.3	65.4	65.4	65.6	N/A

Notes:	(1) Components may not add up to total due to rounding.
Source:	Statistics Canada. Table 14-10-0287-03: Labour force characteristics by province, monthly, seasonally adjusted

Between 2019 and 2023, public administration, transportation & warehousing, and manufacturing were the leading sectors in terms of employment creation.

The following table sets forth selected statistics of employment by industry for the province.

EMPLOYMENT BY INDUSTRY

						Compound
						Annual	Share of 2023
						Growth Rate
	2019	2020	2021	2022	2023	2019-2023	Total
	(thousands unless otherwise indicated)
Goods-Producing Industries
Agriculture & Forestry	40.8	37.1	31.0	27.8	24.5	(12.0%)	4.1%
Mining, oil & gas	23.9	20.4	21.2	19.9	20.5	(3.8%)	3.5%
Utilities	7.0	6.6	6.0	6.7	7.5	1.7%	1.3%
Construction	45.5	39.6	42.9	46.8	43.3	(1.2%)	7.3%
Manufacturing	30.3	30.8	31.6	31.9	33.0	2.2%	5.6%

	147.5	134.5	132.7	133.1	128.8	(3.3%)	21.8%

Service Industries
Transportation & Warehousing	24.7	23.6	23.8	25.3	28.4	3.6%	4.8%
Wholesale & Retail Trade	89.8	86.9	94.9	98.2	98.9	2.4%	16.7%
Finance, Insurance and Real Estate	29.6	29.7	28.4	30.6	29.4	(0.2%)	5.0%
Business & Community Services	253.8	239.0	245.1	257.6	269.0	1.5%	45.4%
Public administration	31.6	33.8	36.7	36.7	37.5	4.4%	6.3%

	429.5	413.0	428.9	448.4	463.2	1.9%	78.2%

Total	577.0	547.5	561.6	581.5	592.0	0.6%	100.0%

Notes:	(1) Components may not add up to total due to rounding.

(2) Wholesale trade excludes petroleum, petroleum products and other hydrocarbons, oilseed and grain.

Source:	Statistics Canada. Table 14-10-0023-01 Labour force characteristics by industry, annual (x 1,000)

Income and Prices

Saskatchewan’s primary household income and household disposable income increased at a compound average annual rate of 5.6 per cent and 5.7 per cent, respectively, from 2019 to 2023. The following table presents household income for Saskatchewan for the five years ending on December 31, 2023.

HOUSEHOLD INCOME

						Compound
						Annual
						Growth Rate
	2019	2020	2021	2022	2023	2019-2023
		(thousands unless otherwise indicated)
Compensation of Employees	$32,366	$31,408	$33,926	$36,219	$38,200	4.2%
Net Mixed Income	7,490	7,983	7,370	11,144	9,965	7.4%
Property Income Received	6,345	6,310	6,737	7,903	8,982	9.1%
Current Transfers Received	11,889	15,517	14,815	14,543	15,066	6.1%

Household Income	$58,090	$61,218	$62,847	$69,809	$72,213	5.6%
Less: Property Income Paid	2,054	1,800	1,551	1,885	2,783	7.9%
Less: Current Transfers Paid	16,825	16,521	17,894	19,048	20,403	4.9%

Household Disposable Income	$39,211	$42,897	$43,402	$48,876	$49,027	5.7%

Source:	Statistics Canada.

Inflation, the growth of the Consumer Price Index (CPI) has outpaced the growth of average wage since 2021, for Saskatchewan and the nation.

CPI AND AVERAGE WEEKLY WAGES AND SALARIES, INDUSTRIAL

AGGREGATE (PERCENT INCREASE OVER PREVIOUS YEAR)

	Saskatchewan		Canada

	Average Weekly Wages	CPI	Average Weekly Wages	CPI

2019	2.63%	1.73%	2.70%	1.95%
2020	4.93%	0.62%	6.76%	0.72%
2021	1.34%	2.61%	2.96%	3.40%
2022	2.99%	6.61%	3.10%	6.80%
2023	2.31%	3.90%	3.40%	3.88%

Sources:	Statistics Canada. Table 14-10-0204-01 Average weekly earnings by industry, annual; and Table 18-10-0005-01 Consumer Price Index, annual average, not seasonally adjusted

Key Sectors of Saskatchewan’s Economy

Mining, Oil & Natural Gas

Mining, quarrying, oil and gas comprise the largest GDP contributing sector in Saskatchewan. The dominant commodities from the sector include crude oil, potash, natural gas and uranium.

In 2023, the total value of mineral sales amounted to $26.3 billion, a decrease of 27.8 per cent from the prior year, largely due to weak global prices and a slight dip in local production of oil, potash and natural gas. Crude oil, natural gas and potash accounted for 92.3 per cent of the total value of mineral sales in 2023.

In the first nine months of 2023, the value of oil production decreased by 24.1 per cent while the value of natural gas sales declined by 43.5 per cent, compared to the same period in 2022. The value of potash sales decreased by 36.5 per cent in the first nine months of 2023, compared to the same period in 2022.

The following table sets forth Saskatchewan’s value and volume of mineral sales for the five calendar years ending in 2023.

MINERAL SALES

						Compound
						Annual
						Growth Rate	Share of	% Change
	2019	2020	2021	2022	2023	2019-2023	Total 2023	from 2022
Value of Sales	(millions of dollars unless otherwise indicated)
Oil[1]	$10,299	$5,550	$10,868	$16,333	$13,068	6.1%	49.6%	(20.0%)
Natural Gas	244	314	454	654	359	10.2%	1.4%	(45.1%)
Potash	6,287	5,467	7,559	17,975	10,866	14.7%	41.3%	(39.5%)
Uranium	711	317	611	990	1,630	23.1%	6.2%	64.7%
Other[2]	364	264	394	498	399	2.3%	1.5%	(20.0%)

Total	17,904	61,862	19,886	36,450	26,322	10.1%	100.0%	(27.8%)

Volume of Production
Oil (millions of barrels)	178	159	162	166	166	(1.7%)		(0.0%)
Natural Gas (millions of cubic metres)	5,053	4,464	4,042	3,867	3,865	(6.5%)		(0.04%)
Potash (thousands of tonnes)	12,559	13,618	14,242	14,355	14,002	2.8%		(2.5%)

[1]	Includes gold, sodium sulphate, salt, coal, and base metals and bentonite.
Sources:	Saskatchewan Bureau of Statistics (historical data); Ministry of Energy and Resources (current year data).

Oil. Saskatchewan is the second largest crude oil producing province in Canada. Subject to change due to price fluctuations and technology improvements, remaining economically recoverable reserves in the province are estimated to be 1.5 billion barrels of crude oil.

In 2023, the value of Saskatchewan’s oil production decreased by 20 per cent and the volume of oil production dipped marginally. However, both are expected to recover in 2024, with the value of oil production projected to increase by about 9 per cent to $14.2 billion and the volume by 1.3 per cent to 168.0 million barrels as compared to 2023.

Saskatchewan’s crude oil production is of light, medium and heavy gravity. The major market for Saskatchewan’s oil is the upper Midwest of the United States (approximately 65 to 75 per cent).

Currently, Saskatchewan has two facilities capable of upgrading heavy oil: The Husky Energy Lloydminster Upgrader in Lloydminster and the Co-op Refinery Complex in Regina. Husky’s upgrader currently has a throughput capacity of 82,000 barrels of heavy crude oil per day, while the Co-op Refinery Complex has the ability to process 135,000 barrels of crude oil per day. The Moose Jaw Refinery, an affiliate of Gibson Energy Ltd., currently processes about 22,000 barrels per day for use as roofing flux and high-quality road asphalt.

Many local and national oil and natural gas companies are actively involved in exploration and development in the province. The oil industry in Saskatchewan has experienced renewed success with adopting new technological advancements. For example, new multi-lateral drilling and enhanced oil recovery (EOR) techniques, including carbon dioxide injection and steam assisted gravity drainage (SAGD) for EOR, have unlocked new recoverable reserves in the province. The oil industry in the province invested over $14.0 billion in the period from 2019 to 2023, exploring for and developing oil reserves. From 2019 to the end of 2023, 7,038 oil wells were drilled in Saskatchewan. In 2023, 1,300 oil wells were drilled in the province.

Natural Gas. The volume of Saskatchewan natural gas produced decreased slightly in 2023 from 2022, while the value of natural gas production available for use or sale decreased by 45.1 per cent in the same period. The value and volume of natural gas production are projected to decline further in 2024 to $274 million and 133.4 billion cubic feet (bcf).

Potash. Saskatchewan has ten potash mines that produce potash from massive reserves located in southern Saskatchewan. By conservative estimates, Saskatchewan could supply world demand at current levels for several hundred years. Potash production in Saskatchewan is highly mechanized and relatively efficient because of the regularity and thickness of deposits and the predictability of ore grades.

In 2023, the Saskatchewan potash industry accounted for about 35 per cent of the world’s production. Saskatchewan’s largest potash market is the United States, followed by Brazil, China, Bangladesh, and India. There are a number of large multinational companies active in the Province’s potash industry. The Saskatchewan government implemented changes in 2003 and 2005 to the potash tax system to promote production and investment by the potash industry. As a result of the tax changes and strong demand growth, the potash industry is expected to be one of the main engines of economic growth for Saskatchewan’s economy in the future.

The Saskatchewan potash industry have spent or committed over $35 billion since 2005 to expand existing mines and develop new mines in the province, including the K+S solution mine at Bethune, Saskatchewan, and the BHP Group Jansen project. As of October 2024, 58 per cent of the Jansen Stage 1 project is complete, with first production expected to be delivered in 2026. Also, BHP has approved an investment of $6.4 billion for the Jansen Stage 2 project. Stage 2 construction is expected to take about six years and deliver its first production by the company’s 2029 fiscal year. The Stage 2 investment will be used for the development of additional mining districts, completion of the second shaft hoist infrastructure, expansion of processing facilities and the addition of more rail cars.

Recent geo-political disruptions in Russia and Belarus have also served as a catalyst for the growth of the sector. These expansions of productive capacity are expected to create additional economic development in other areas as well as thousands of permanent and construction jobs in the province.

Uranium. Saskatchewan’s uranium production in 2023 represented an estimated 20 per cent of the global total, securing its position as the world’s second largest producer behind Kazakhstan. Saskatchewan is the sole producer of uranium in Canada and has been producing uranium continuously since 1953. Uranium production is from the Athabasca Basin in northern Saskatchewan, which contains the largest, high-grade uranium deposits in the world and has significant potential for the discovery of additional deposits. Saskatchewan is recognized as a long-term and stable source of uranium.

Cigar Lake began commercial production in 2015. In 2023, the Cigar Lake uranium mine was the largest producer of uranium, with a total production of 15.1 million pounds. Uranium production at the Cigar Lake is forecasted at 18 million pounds for 2024. The ore from Cigar Lake is milled at the McClean Lake uranium mill located in northern Saskatchewan. Construction of the McClean Lake operation began in 1994. The mining and milling of uranium ore from five open-pit mines have been completed and no conventional mining has been carried out at McClean Lake since 2008. Uranium mining operations at McClean Lake are planned to restart in 2025 with expected production of about 800,000 pounds that year.

The McArthur River project began production in 1999 with the ore being processed at the Key Lake mill. Operations at the McArthur River and Key Lake facilities were suspended indefinitely in 2018 due to continued weakness in the uranium market. However, McArthur River mine and Key Lake were restarted in 2022 with operations transitioning back to production through the first three quarters of 2022, with no packaged pounds until the fourth quarter. Production ramp-up activities continued in 2023 and production from McArthur River/Key Lake was 13.5 million pounds in the year. Production from McArthur River/Key Lake is forecasted to continue to increase in 2024, reaching 19 million pounds.

The Rabbit Lake mine, opened in 1975, was the longest-operating uranium mine in North America. Rabbit Lake was transitioned into a safe state of care and maintenance in 2016. In October 2023, a 15-year renewal licence was granted to Rabbit Lake, which is expected to allow it to operate until October 2038 once it has resumed operations.

Future uranium production has the potential to come from several projects, including a possible expansion at McArthur River, which has received regulatory approval, the potential restart of Cameco’s Rabbit Lake operation, and potential underground development at the Midwest project and the Millennium project.

Numerous exploration companies are also working towards developing new uranium mines in Saskatchewan. The most advanced projects are NexGen Energy’s Rook 1 project, Denison Mines’ Wheeler River project, and Fission Uranium’s Patterson Lake South project.

Agriculture

Agriculture is the second largest goods producing industry in Saskatchewan. Based on the 2021 Census of Agriculture, Saskatchewan has 34,128 farms. With slightly less than half of the total land area of the province utilized for farming, Saskatchewan has approximately half of the cultivated farmland in all of Canada.

Saskatchewan is famous for its crop production, Canola has been one of Saskatchewan’s largest crops in terms of volume and value, followed by wheat and durum. Saskatchewan farmers harvested about 33 million tonnes of major crops in 2023, a decline of 7.3 per cent compared to the harvest in 2022.

Livestock production is also important in Saskatchewan. Approximately one-quarter of the total Canadian beef cattle herd is located in the province. Other livestock raised in Saskatchewan include hogs, sheep, lambs, poultry and dairy cattle.

CROP PRODUCTION

						Average
Crop	2019	2020	2021	2022	2023	(2019-2023)
	(metric tonnes)
Barley	4,449,200	4,385,100	2,499,078	3,550,934	3,226,892	3,622,241
Canola	11,394,000	10,967,900	6,968,814	9,768,267	10,325,800	9,884,956
Durum	4,342,400	5,211,200	2,416,061	4,516,489	3,285,500	3,954,330
Flaxseed	359,200	453,100	245,890	347,727	223,810	325,945
Oats	2,215,400	2,296,400	1,152,532	2,567,136	1,034,149	1,853,123
Pulse[1]	4,818,600	5,241,800	2,634,205	3,682,648	3,068,281	3,889,107
Specialty Crops[2]	259,200	283,500	166,053	258,928	231,792	239,895
Wheat	11,018,400	11,027,200	6,417,821	10,759,886	11,427,900	10,130,241
Other[3]	141,900	160,700	108,672	105,811	128,066	129,030

Total[4]	38,998,300	40,026,900	22,609,126	35,557,826	32,952,190	34,028,868

Crop	% of Total	% of Total	% of Total	% of Total
	Sask 2023	Sask 2019-2023	Canada 2023	Canada 2019-2023
	(percentage)
Barley	9.8%	10.6%	36.2%	38.5%
Canola	31.3%	29.0%	53.8%	54.0%
Durum	10.0%	11.6%	80.4%	80.7%
Flaxseed	0.7%	1.0%	82.1%	75.9%
Oats	3.1%	5.4%	39.1%	47.3%
Pulse[1]	9.3%	11.4%	61.2%	62.3%
Specialty Crops[2]	0.7%	0.7%	81.9%	84.1%
Wheat	34.7%	29.8%	39.6%	38.0%
Other[3]	0.4%	0.4%	0.5%	0.6%

Total[4]	100.0%	100.0%	35.2%	36.8%

[1]	Includes dry beans, chick peas, faba beans, lentils and peas.
[2]	Includes canary seed and mustard seed.
[3]	Includes buckwheat, corn for grain, hemp, mixed grains, rye, soybeans and triticale.
[4]	Tame hay and silage have not been included. Components may not add due to rounding.

Sources:	Statistics Canada. Table 32-10-0359-01 Estimate areas, yield, production, ave farm price and total farm value of principal field crops

Farm revenue comprises three components: crop receipts, livestock receipts and government program payments. Total farm cash receipts reached $22.7 billion in 2023, up 7.5 per cent from 2022.

Saskatchewan’s 2023 realized net farm income amounted to $6.1 billion, compared to $4.1 billion in 2022. Realized net farm income is the result of deducting farm operating expenses and depreciation cost from farm cash receipts.

The following table sets forth Saskatchewan’s farm cash receipts for the five years ending in 2023.

FARM CASH RECEIPTS

						Compound
						Annual
						Growth Rate	Share of	% Change
	2019	2020	2021	2022	2023	2019-2023	Total 2023	from 2022
Crop Cash Receipts	(millions)
Wheat & Durum	$3,272	$3,850	$4,234	$5,255	$5,751	15.1%	33.3%	9.4%
Canola	4,811	5,893	6,329	6,820	7,433	11.5%	43.1%	9.0%
Barley	520	627	737	766	773	10.4%	4.5%	0.9%
Other Crop[1]	2,484	3,211	3,090	2,995	3,304	7.4%	19.1%	10.3%

Total Crop Receipts	11,087	13,581	14,391	15,836	17,262	11.7%	100.0%	9.0%

Livestock Cash Receipts
Cattle & Calves	$1,484	$1,353	$1,619	$1,738	$2,379	12.5%	67.1%	36.9%
Hogs	364	364	478	515	472	6.7%	13.3%	(8.4%)
Other[2]	530	537	603	655	694	6.9%	19.6%	5.9%

Total Livestock	2,378	2,254	2,701	2,907	3,545	10.5%	100.0%	21.9%

Government program payments	$614	$645	$2,203	$2,392	$1,911	32.8%		(20.1%)

Total Farm Cash Receipts	$14,079	$16,481	$19,294	$21,135	$22,718	12.7%		7.5%

Realized Net Farm Income	$1,415	$3,698	$5,097	$4,121	$6,065	43.9%		47.2%

[1]	Includes net deferments.
[2]	Includes sheep, lambs, dairy products, poultry, eggs and other livestock products.

Sources:	Statistics Canada. Table 32-10-0045-01 Farm cash receipts, annual (x 1,000); and Table 32-10-0052-01 Net farm income (x 1,000)

Service Sector

The service sector contributes a substantial part of the province’s economic growth and creates the vast majority of jobs. Services accounted for approximately 78.2 per cent of total employment in the province in 2023.

Within the service section, the most significant subsector in terms of output share and employment is business, personal and community services. Output from the business, personal and community services subsector accounts for more one-fifth of the entire economy and approximately four out of ten jobs in the province. This subsector consists of education and related services; health care institutions, including hospitals, nursing homes and welfare services; religious organizations; amusement and recreation services; business services such as management and business consultants and computer services; personal services; and, accommodation and food.

Finance, insurance and real estate, which constitute a large component of the service-producing industries, represented 5 per cent of the entire Saskatchewan economy in 2023. This segment includes banks and other institutions delivering financial services, insurance carriers and agencies and real estate companies.

GOVERNMENT FINANCES

Overview

The Government of Saskatchewan has general authority for the administration of provincial activities and functions within the province. Responsibility for a variety of such activities and functions has been ceded to local government bodies and agencies under the authority of numerous provincial statutes. Responsibilities of the Government not ceded to local government bodies are carried out directly by the Government and through a number of organizations and provincial Crown corporations.

The Government’s budgeting and reporting is focused on the Summary Financial Statements (SFS). This combines the General Revenue Fund (GRF), a general fund of the Government to which all public monies received are credited except where the Legislative Assembly has directed otherwise and from which funds are appropriated by the Saskatchewan Legislative Assembly, with all other organizations and provincial Crown corporations over which the Government has control.

Each year the Minister of Finance presents a budget to the Legislative Assembly that provides estimates of the Government’s planned activities during the fiscal year.

On March 20, 2024, the Minister of Finance submitted the budget for the fiscal year 2024-25, which is referred to herein as “Budget 2024-25” (Exhibit 99.3).

The accounts and financial statements of the Province are examined by the Provincial Auditor, an official appointed by the Lieutenant Governor in Council pursuant to The Provincial Auditor Act, P-30.01, who is responsible to the Legislative Assembly and is required to make a report to the Legislative Assembly with respect to each fiscal year. The financial statements of certain crown corporations and agencies are also subject to audit by the Provincial Auditor.

Specific Accounting Policies

The Province’s financial statements are prepared in accordance with Canadian public sector accounting standards issued by the Public Sector Accounting Board (“PSAB”).

The Government Reporting Entity

The Government’s budgeting and reporting are focused on the SFS, which combines the GRF, all other organizations and provincial Crown corporations over which the Government has control, and partnership arrangements.

The Government’s budgetary and reporting fiscal year begins on April 1 and ends on March 31. Adjustments are made for certain organizations within the reporting entity that have financial year-ends that differ from the Government’s fiscal year. Revenue and expenses are recorded on an accrual basis.

Principles of Consolidation

This section describes the accounting treatment for each type of entity included in the Summary Financial Statements of the Province.

A Government Service Organization is an entity that is controlled by the government but is not a Government Business Enterprise or a partnership. Government Service Organizations include government ministries, certain crown corporations, agencies, boards and commissions. Government Service Organizations are consolidated after adjustment to a basis consistent with the accounting policies of the Summary Financial Statement on a line-by-line basis, and inter-organization balances and transactions are eliminated.

A Government Business Enterprise is a self-sufficient organization and has the financial and operating authority to sell goods and services to individuals and organizations outside the government reporting entity as its principal activity. Government Business Enterprises have been accounted for using the modified equity method based on their results prepared in accordance with International Financial Reporting Standards. Using this method, the Government’s investment in government business enterprises, which is initially recorded at cost, is adjusted annually to include the Government’s proportionate share of net earnings or losses and certain other net equity changes of government business enterprises without adjustment to the accounting policies applied to the General Revenue Fund and other Government Service Organizations. Except for dividends and unrealized inter-entity gains and losses, inter-entity balances and transactions are not eliminated. Net equity of Government Business Enterprises is included in the Summary Financial Statements in the Statement of Financial Position, while any net income or net loss is shown as a separate line item in the Statement of Operations. The largest Government Business Enterprises, in terms of revenues, are Saskatchewan Power Corporation and Saskatchewan Telecommunications (these are discussed further in the “Certain Crown Corporations” section of this document).

A partnership is a contractual arrangement between the government and a party or parties outside the reporting entity. The partners have clearly defined common goals, make financial investments in the partnership, share control of governance decisions, and share, on an equitable basis, the significant risks and benefits associated with the operations of the government partnership. The government’s interest in partnerships is accounted for using proportionate consolidation after adjustment to a basis consistent with the accounting policies of the Summary Financial Statements. Inter-entity balances and transactions are eliminated.

A current listing of the organizations within the summary government reporting entity is published on Schedule 19 of the Public Accounts 2023-24 Volume 1 on pages 87-89 (Exhibit 99.2).

Revenues

Revenues are recorded on an accrual basis. The main components of revenue include income and consumption taxes, non-renewable resource revenues, income from Government Business Enterprises, interest and other own-source income, and federal transfers such as the Canada Health Transfer and Canada Social Transfer.

Taxation revenue is recognized when the tax has been authorized by the legislature and the taxable event occurs (such as when taxpayers earn income, purchase products and services, or own real property). Tax concessions are recorded as a reduction in taxation revenue.

Revenues from non-renewable resources are recognized based on production, sales, or profits generated from the specific resource.

Other own source revenue is recognized when the Government has the authority to obtain the related economic benefits and is expected to do so. For transactions for which the Government is obligated to provide specific goods or services, such as fees or sales of goods, services, licenses or permits, revenue is recognized as the related performance obligation is satisfied.

Transfers from the federal government are recognized as revenue in the period the transfer is authorized and eligibility criteria are met, except when and to the extent that the transfer stipulations give rise to an obligation that meets the definition of a liability.

Expenses

Expenses are recorded on an accrual basis. The main components of expense include salaries and benefits, transfers, operating costs, financing charges, and amortization. Transfers are recognized in the period during which the transfer is authorized and any eligibility criteria are met. Provisions are recorded for losses on certain loans, investments, loan guarantees, accounts receivable and advances where there has been a loss in value other than a temporary decline. Contingent liabilities are recorded when it is likely that a liability exists and the amount can be reasonably determined.

Additional accounting policies are outlined in the Notes to the Summary Financial Statements in the Public Accounts 2023-24, Volume 1 (Exhibit 99.2).

Measurement Uncertainty

Uncertainty in the determination of the amount at which an item is recorded in the Province’s Summary Financial Statements is known as measurement uncertainty. Uncertainty exists whenever estimates are used because it is reasonably possible that there could be a material difference between the recognized amount and another reasonably possible amount. Details regarding amounts recorded in the Summary Financial Statements are provided on page 57 of the Public Accounts 2023-24, Volume 1 (Exhibit 99.2).

The financial information with respect to the Province set forth herein has been derived from several sources, including the Summary Financial Statements of the Province.

Unless otherwise indicated, amounts referred to as “Estimate for the year ended March 31, 2025” have been taken from the Budget 2024-25 tabled on March 20, 2024. The Budget is prepared on the same basis as the Summary Financial Statements (reflecting the Summary entity).

Restatements

New Accounting Standards

During 2023-24, the Province adopted new accounting policies that were accounted for retroactively without restatements of prior periods. Details regarding the changes are provided in the Summary Financial Statements Note 9 of the Public Accounts 2023-24, Volume 1 on pages 65-66 (Exhibit 99.2).

Summary of Budget Transactions and Funding Requirements

SUMMARY OF OPERATIONS AND NET FUNDING REQUIREMENTS

OF THE SUMMARY REPORTING ENTITY

	2020	2021	2022	2023	2024
	(millions of dollars)
Revenues	$14,887.1	$14,523.9	$18,136.2	$20,594.6	$20,993.0

Program expenses	14,531.5	14,930.1	18,886.3	18,197.6	19,971.2
Debt servicing costs	675.0	720.8	718.2	816.3	839.6

Total expenses	15,206.5	15,650.9	19,604.5	19,013.9	20,810.8

Provincial surplus / (deficit) [1]	(319.3)	(1,127.0)	(1,468.3)	1,580.7	182.2
Net funding requirements
Deficit/(Surplus)	319.3	1,127.0	1,468.3	(1,580.7)	(182.2)
Non-cash items [2]	322.4	813.4	1,147.9	(12.5)	459.3

Operating requirements	641.7	1,940.4	2,616.2	(1,593.3)	277.1
Dividends received from government business enterprises	(698.2)	(638.6)	(665.4)	(629.5)	(529.0)
Loan advances and investing, net of repayments	(66.2)	29.5	58.7	1,094.0	(187.2)
Net acquisitions of tangible capital assets	825.1	828.7	940.5	952.2	1,256.5
Sinking fund installments	145.9	165.1	196.7	241.1	240.1
Net refinancing transactions[3]	611.0	1,091.5	49.9	1,392.9	1,100.2

Net funding requirement[4]	1,459.3	3,416.7	3,196.6	1,457.5	2,157.7
Financing of net funding requirement
Change in cash and short-term investments	28.1	(126.1)	(192.7)	(217.6)	135.1
Debt issued (General Revenue Fund)	1,431.3	3,542.8	3,389.3	1,675.1	2,022.7

Total	1,459.3	3,416.7	3,196.6	1,457.5	2,157.7

Debt issued - General Revenue Fund	1,431.3	3,542.8	3,389.3	1,675.1	2,022.7
Debt issued - Government Business Enterprises[5]	675.8	1,031.0	746.4	985.2	1,072.8

Debt issued - Summary Entity	2,107.1	4,573.8	4,135.7	2,660.3	3,095.5

[1]

As of March 20, 2024, the Province was forecasting a deficit of $273.2 million for the 2024-25 fiscal year. This forecast was revised to a deficit of $353.8 million in the Province’s First Quarter Report issued August 29, 2024.

[2]	Includes amortization of tangible capital assets, net income from government business enterprises, and other non-cash items.
[3]

In 2023-24, loan advances include $300 million advanced by the General Revenue Fund to Government Business Enterprises. Any amounts owed by Government Business Enterprises to the General Revenue Fund at year end are included in Loans Receivable on Schedule 2 of Exhibit 99.2.

[4]	Net refinancing transactions consist of proceeds from sinking funds and repayment of debentures and other long-term obligations.
[5]	Government business enterprises are accounted for using the modified equity method; therefore, funding requirements for these entities are not included in this total.

Current year estimated borrowing is as follows:

	Budget Estimate	First Quarter Forecast
	2025	2025
General Revenue Fund - Operating	$927.4	$927.4
Saskatchewan Capital Plan	1,900.0	1,900.0

Government Service Organizations[1]	2,827.4	2,827.4

Government Business Enterprises[1]	$1,536.6	$1,569.4

Borrowing Requirements[2]	$4,364.0	$4,396.8

[1]	Almost all borrowing is done by the General Revenue Fund. Where the GRF borrows on behalf of a government entity, the entity is responsible for the principal and interest payments on this debt.
[2]

The GRF’s 2024-25 borrowing requirements at Budget were estimated to be $4,364 million. Of this amount, $1,900 million was for Saskatchewan Capital Plan and $927.4M was for Crown Corporation to refinance existing debt and to assist with financing capital expenditures. At First Quarter, the borrowing requirements were forecast to be $4,396.8 million, relatively unchanged from budget.

Revenue

Introduction

The Government receives revenue from taxes, non-renewable resources, other provincial sources, transfers from the federal government and net income from Government Business Enterprises. The following table provides a breakdown of revenue by major source, as described in the “Government Finance – Specific Accounting Policies” above, for the five fiscal years ended March 31, 2024, and the Budget Estimate for fiscal year 2024-25. Discussion regarding revenue outlook for the 2024-25 Budget can be found on pages 41-50 of Exhibit 99.3.

SUMMARY REVENUE

	Fiscal Year Ended March 31
						Budget
					Actual	Estimate[1]
	2020	2021	2022	2023	2024	2025
	(thousands of dollars)
Taxation
Individual income	$2,629,064	$2,463,322	$2,880,468	$3,151,505	$3,303,775	$3,295,300
Provincial sales	2,205,842	2,100,523	2,383,003	2,721,906	2,894,320	3,196,400
Corporation income	787,451	440,134	1,007,821	1,988,552	2,507,176	1,209,000
Property	773,973	778,967	763,791	775,267	795,477	805,000
Fuel	507,878	441,696	494,657	473,594	475,340	521,300
Tobacco	206,794	204,255	180,407	164,263	144,963	150,000
Other	442,270	453,077	492,116	536,708	530,463	546,300

Total Taxation	$7,553,272	$6,881,974	$8,202,263	$9,811,795	$10,651,514	$9,723,300

Non-renewable resources
Oil and natural gas	$667,791	$378,184	$1,009,656	$1,129,378	$981,147	$1,061,900
Resource surcharge	413,344	263,145	539,770	902,145	516,854	551,100
Potash	554,426	421,619	1,266,848	2,403,921	754,903	796,400
Mineral Disposition Public Offerings	17,127	6,652	22,421	53,000	77,000	69,900
Other	97,610	38,174	81,304	114,689	119,247	207,000

Total non-renewable resources	$1,750,298	$1,107,774	$2,919,999	$4,603,133	$2,449,151	$2,686,300

Other own-source revenue
Fees
Health care	$280,700	$250,600	$267,700	$280,000	$356,000	incl. in below
Motor vehicle licensing	204,300	199,300	206,600	211,100	287,000	incl. in below
Education	166,500	150,600	142,300	170,800	203,000	incl. in below
Subsidized housing rental	109,100	106,700	108,000	116,600	111,000	incl. in below
Real property sales and leases	104,500	102,800	94,700	102,500	92,000	incl. in below
Management of fish, wildlife, forest and land	—	71,100	68,100	54,300	48,000	incl. in below
Other	335,073	302,816	317,848	376,245	372,429	$1,270,300
Insurance	279,282	273,686	743,645	486,775	498,138	487,200
Output-Based Performance Standards	—	—	—	—	458,916	351,300
Investment income	118,644	151,067	93,168	164,587	268,370	307,400
Transfers from other governments	77,509	81,954	88,588	80,708	84,675	70,600
Miscellaneous	462,784	432,328	586,475	529,247	577,676	528,800

Total Other own-source revenue	$2,138,392	$2,122,951	$2,717,124	$2,572,862	$3,357,204	$3,015,600

Transfers from the federal government
Canada Health Transfer	$1,262,739	$1,296,516	$1,331,290	$1,389,136	$1,469,624	$1,564,700
Canada Social Transfer	456,202	465,196	477,679	490,023	488,141	508,000
Crop insurance contributions	224,900	216,700	267,900	413,200	425,000	incl. in below
Early learning and child care	—	—	68,500	193,800	231,000	incl. in below
Labour market initiatives	79,900	99,900	104,000	89,200	80,000	incl. in below
Agricultural income stability	82,200	60,900	242,900	70,600	231,000	incl. in below
Infrastructure	177,500	181,400	248,800	178,400	228,000	incl. in below
COVID supports	—	478,900	203,600	73,500	61,000	incl. in below
Other	306,365	333,557	514,465	458,706	419,988	1,707,000

Total Transfers from the federal government	$2,589,806	$3,133,069	$3,459,134	$3,356,565	$3,633,753	$3,779,700

Net income from government business enterprises	855,369	1,278,141	837,651	250,246	901,423	657,000

Total Revenue	$14,887,137	$14,523,909	$18,136,171	$20,594,601	$20,993,045	$19,861,900

[1]	Budget estimates do not provide the same level of detail as is available for actuals.
[2]	Starting in 2022-23 Volume 1, Mineral Disposition Public Offerings (previously Crown Land Sales) is now consolidated in Other income from non-renewable resources.

First Quarter Update

On August 29, 2024, the Province released its First Quarter Financial Report. Revenue update for the first quarter can be found on page 1-2 of Exhibit 99.4.

Taxation

Revenue from taxation includes personal and corporate income taxes, provincial sales tax, tobacco and vapour products tax, fuel tax and other taxes, including liquor consumption, corporate capital and insurance premiums taxes as well as property taxes collected by Boards of Education.

Saskatchewan has a tax on income system for individual income tax. The Provincial tax on income is calculated on federally defined taxable income and consists of three income tax brackets. The 2024 rate for the first bracket, on taxable income up to $52,057 is 10.5 per cent. The rates on the second (taxable income between $52,058 and $148,734) and third (remaining taxable income over $148,734) brackets are 12.5 per cent and 14.5 per cent, respectively.

Saskatchewan also taxes corporate income. The Province’s portion of the general corporate tax rate is 12 per cent, with a reduced tax rate of 10 per cent applied to taxable income related to manufacturing and production. A small business rate of 2.0 per cent is applied to the first $600,000 of active business income for Canadian Controlled Private Corporations that have taxable capital of less than $10 million. Effective from October 1, 2020, to June 30, 2023, this small business was reduced to 0 per cent. From July 1, 2023, to June 30, 2025, the small business rate will be set at 1.0 per cent and will return to 2.0 percent as of July 1, 2025.

Provincial corporate and individual tax is collected by the federal government through the Canada-Saskatchewan Tax Collection Agreement. Because the assessments of these taxes are not finalized until after the end of the taxation year, the federal government estimates the tax and remits this amount to the Province in regular instalment payments throughout the fiscal year. In 2023, Bill 122, The Saskatchewan Revenue Agency Act (the “Act”), was passed to lay the groundwork for the potential establishment of The Saskatchewan Revenue Agency, a new Treasury Board Crown corporation. The intent is that, in the future, this corporation would be responsible for administering taxes and related programs in Saskatchewan, including control of the provincial portion of the corporate income tax system from the federal government. The Act is not currently in force.

Saskatchewan Provincial Sales Tax (PST) is a consumption tax that applies at a rate of 6.0 per cent (increased from 5.0 per cent in March of 2017) on the purchase of tangible personal property and certain services consumed or used in Saskatchewan. Certain goods, including basic groceries and agricultural equipment along with certain services such as daycare and healthcare, are exempt from the PST. The Province provides consumer rebates on new home construction as well as a rebate to low-income consumers by way of an individual tax credit.

Non-Renewable Resources

Non-renewable resource revenue is collected by the Government in respect of the production and sale of crude oil, natural gas, potash, uranium, other minerals, as well as the sale of Crown petroleum and natural gas rights (Crown land sales).

The Province levies a Crown royalty on oil and natural gas produced from Crown lands and a production tax on oil and natural gas produced from freehold lands. Crown lands account for approximately two-thirds of oil production in Saskatchewan.

The Province levies a Crown royalty on potash produced from Crown lands and a production tax on potash produced from both Crown and freehold lands which are composed of a base payment and a profit tax component pursuant to The Mineral Taxation Act, 1983 and The Potash Production Tax Regulations.

A resource surcharge equal to three per cent of the value of sales of oil, natural gas, potash, uranium, and coal produced in the Province is also levied.

Other Own-Source

Other Own-Source revenue includes health care fees, crop insurance premiums, education fees, investment income, subsidized housing rental fees, motor vehicle licensing fees and other miscellaneous revenues.

Transfers from the Federal Government

Transfers from the Government of Canada consist of payments made to the Province to support a number of programs. The two major federal transfers to the Province are the Canada Health Transfer (“CHT”) and the Canada Social Transfer (“CST”).

CHT and CST: The CHT and the CST are the Federal Government’s contributions to the Province in respect of its health care, post-secondary education, childcare, and social service programs. These federal transfers are determined via an equal per capital cash allocation and do not bear a direct relationship to actual program costs. Annual changes to Saskatchewan’s allocation depend on the growth of the total federal funding envelope combined with changes to Saskatchewan’s share of the national population as reported by Statistics Canada.

From 2004-05 through 2016-17, the total CHT funding envelope grew by 6% per year. Beginning in 2017-18, the CHT grows at the 3-year average rate of nominal GDP growth, subject to a minimum growth rate of 3% annually. However, from 2023-24 to 2027-28, the minimum CHT growth will be 5% per year, due to a temporary post-pandemic increase in federal health funding. Additionally, as part of the temporary increase in funding, the federal government offered supplemental funding streams that are targeted to specific areas of health (e.g. long-term care). The CST funding envelope grows at a static 3% per year.

In 2024-25, the federal funding allocated to Saskatchewan under the CHT is $1,565 million and $508 million is allocated to Saskatchewan under the CST. There is also $178 million provided to the Province under two new health-related bilateral agreements.

Equalization: Equalization is a federal expenditure program that provides unconditional payments to provinces with below-average revenue-raising capacities (fiscal capacities), according to a federal formula. The Constitution states that “Parliament and the Government of Canada are committed to the principle of making Equalization payments to ensure that provincial governments have sufficient revenues to provide reasonably comparable levels of public services at reasonably comparable levels of taxation.”

Prior to 2008, Saskatchewan qualified for an Equalization payment in all but seven years from program inception in 1957-58 through to 2007-08. Due primarily to a strong economy relative to other Canadian jurisdictions combined with reforms to the Equalization program introduced in the 2007 federal budget, Saskatchewan has not qualified for an Equalization payment since 2007-08.

Fiscal Stabilization: The Federal Government provides provinces with the Fiscal Stabilization Program (FSP) under the Federal-Provincial Fiscal Arrangements Act. This legislation provides for federal grants and interest-free loans to provinces that suffer extraordinary declines in their own-source revenues resulting from economic shocks or downturns.

There are two ways in which a province can qualify for a stabilization payment from the Federal Government: (1) a 50 per cent year-over-year decline in resource revenues, net of any offsetting year-over-year increase in non-resource revenues, or (2) a 5 per cent year-over-year decline in non-resource revenues, net of any offsetting year-over-year increase in resource revenues. These eligibility criteria are difficult to achieve and qualification for the program is relatively rare.

Qualifying revenues are calculated in detail according to the provisions of the Federal-Provincial Fiscal Arrangements Regulations, 2007. The payment limit under the FSP was increased to $170 per capita (for 2019-20 and 2020-21 claims) and is now indexed to annual Canadian per capita economic growth.

Saskatchewan has qualified for this program only one time, in 2016-17 when non-resource revenues declined by 5.6 per cent. Prior to that claim, Saskatchewan was the only province that had never received a stabilization payment. High revenue growth during the recovery from the pandemic has prevented Saskatchewan from qualifying for the program in recent years, and it is unlikely that Saskatchewan will qualify for the program in the near future.

Net income from Government Business Enterprises

Government Business Enterprises (GBEs) are self-sufficient government organizations whose principal activity is the sale of goods and services to individuals and organizations outside of the Government Reporting Entity. GBEs include SaskPower, SaskTel, SaskEnergy, and Saskatchewan Government Insurance. Budget amounts for GBEs are incorporated as a single amount using the modified equity method, which includes the Government of Saskatchewan’s proportionate share of net earnings or losses.

For additional information regarding income from GBEs, see “Certain Crown Corporations.”

Program Expenditures / Expenses

Introduction

The following table provides a breakdown of the expenses related to government programs and services for the five fiscal years ended March 31, 2024, and includes the Budget Estimate for fiscal year 2024-25. Discussion regarding expense outlook for the 2024-25 Budget can be found on pages 50-54 of Exhibit 99.3.

	Fiscal Year Ended March 31
							Share
						Budget	of Total
					Actual	Estimate[1]	Expense
	2020	2021	2022	2023	2024	2025	2025
	(thousands of dollars)
Agriculture	$633,037	$525,934	$3,194,351	$1,835,020	$2,503,867	$1,531,500	7.6%
Community development	641,435	792,587	682,889	758,161	875,135	904,800	4.5%
Economic development	232,560	477,746	520,774	733,943	370,284	329,700	1.6%
Education	3,501,562	3,276,875	3,685,349	3,792,179	4,243,326	4,414,500	21.9%
Environment and natural resources	196,699	254,574	403,120	352,956	330,359	373,600	1.9%
Financing charges	674,967	720,829	718,206	816,252	839,596	911,500	4.5%
General government	505,918	379,395	463,599	512,045	563,077	581,400	2.9%
Health	6,051,358	6,338,063	6,882,972	7,010,107	7,676,751	7,639,800	37.9%
Protection of persons and property	787,087	819,709	961,343	988,625	1,073,692	1,004,900	5.0%
Social services and assistance	1,436,348	1,448,377	1,458,370	1,587,321	1,685,105	1,764,900	8.8%
Transportation	545,491	616,853	633,494	627,256	649,648	678,300	3.4%

Total Expense	$15,206,462	$15,650,942	$19,604,467	$19,013,865	$20,810,840	$20,135,900	100.0%

[1]	Budget estimates do not provide the same level of detail as is available for actuals and totals may not add due to rounding.

First Quarter Update

On August 29, 2024, the Province released its First Quarter Financial Report. An expense update for the first quarter can be found on page 1-2 of Exhibit 99.4.

Agriculture

The agriculture theme includes expenses to assist and improve the agriculture and food industry through development activities including research, education, regulation and investment in the sector as well as providing direct support to producers through loans, income stabilization and insurance programs.

The most significant component of Agriculture expense relates to the Saskatchewan Crop Insurance Corporation. Saskatchewan Crop Insurance Corporation (“SCIC”) is jointly funded by producers and the federal and provincial governments to provide production insurance to Saskatchewan producers. The federal government must agree to any changes as a condition of providing its share of funding. Crop Insurance premiums are shared between producers (40 per cent), the federal government (36 per cent), and Saskatchewan (24 per cent). Administration costs are shared between the federal government (60 per cent) and Saskatchewan (40 per cent). Producers may choose coverage levels of 50, 60, 70, or 80 per cent of their average yield.

The Crop Insurance Program is updated annually to ensure that it continues to meet the risk management needs of Saskatchewan producers. Premium rates and long-term average yields are adjusted to ensure the program remains actuarially sound. Insured prices are set annually to reflect the forecast market value for each crop.

Premium costs are set with the goal of collecting the correct amount of premiums to recover losses over the long term and maintain a sustainable program. However, as payouts are driven by the weather, there can be significant year-to-year variability.

If premiums do not cover indemnities in a given year, SCIC is required to draw down on the reserves available to it in the Crop Insurance Fund and Reinsurance Funds, which are funded by the cumulative premium surplus less past indemnity payments. When these Funds are drawn down, higher premiums are charged in future years to maintain a cushion for future liabilities and to repay any Reinsurance Fund debt. In addition to the public reinsurance funds, SCIC purchases private reinsurance to stabilize premiums following years with high losses to protect both the program and producers.

AgriStability is a business risk management program designed to help farm operations facing substantial margin declines caused by production loss, increased costs or market conditions. Coverage is calculated using each participant’s historical tax and supplemental information. Costs of AgriStability are shared by the federal and provincial governments on a 60/40 basis.

Community Development

The community development theme includes expenses to maintain and develop engaged and vibrant communities, including financial assistance and infrastructure funding to local governments and other authorities, which in turn provide community services. Community development also includes funding directed to specific community services such as sport, culture, arts, and heritage that improve quality of life.

Economic Development

The economic development theme includes expenses to strengthen, expand and diversify Saskatchewan’s economy as well as to promote trade and growth in export markets. The expense arises from activities such as research, marketing, product development, financing, financial assistance, technology and infrastructure. Economic development also includes the strategic management of Saskatchewan’s non-renewable resources to support future economic activity.

Education

The education theme includes expenses to develop and maintain a quality pre-kindergarten through post-secondary education system, designed to impart knowledge and information, including activities that encourage ongoing learning and the acquisition of specialized skills, and providing supports to help students be successful.

Education is the second largest expense of Province, constituting 21.9 per cent of 2024-25 budgeted expenses. The most significant components of Education expense are portions of the Ministries of Advanced Education (responsible for post-secondary education support) and the Boards of Education (responsible for elementary and secondary education support).

Environment and Natural Resources

The environment and natural resources theme includes expenses to protect and improve the quality of the environment through the management of fish, wildlife, forests and land, recycling, and the prevention and clean-up of environmental hazards.

Financing Charges

The financing charges theme includes expenses associated with general debt including interest, foreign exchange gains and losses, discounts and premiums, fees and commissions. It also includes financing costs related to pension and other employee future benefits liabilities, obligations under long-term financing arrangements such as public-private partnerships and capital lease obligations. Please refer to “Pension Funds” for additional information pertaining to the pension liability and related interest expense.

General Government (formerly Other)

The general government theme includes expenses for centralized government services including: government contributions to and management of employee benefit plans; property, vehicle and information technology management; the collection of government revenues; the formation of budgetary policy; the preparation and audit of the Government’s public accounts; and the constitutional, political and law enactment aspect of the Government.

Health

Health is the largest expense of the Province, constituting 37.9 per cent of 2024-25 budgeted expenses. Health expense primarily includes the delivery of health services through acute, emergency, rehabilitative, long-term, community-based, and home-based care; cancer prevention, diagnosis and treatment programs; the prevention and control of infectious diseases; the subsidization of prescription drugs; and the education and promotion of healthy lifestyles.

The provinces administer and deliver most of Canada’s health care services, with all provincial and territorial health insurance plans expected to meet national principles set out under the Canada Health Act. Each provincial and territorial health insurance plan covers medically necessary hospital and doctors’ services that are provided on a pre-paid basis, without direct charges at the point of service. The provincial and territorial governments fund these services with assistance from federal cash and tax transfers.

Protection of Persons and Property

The protection of persons and property theme includes expenses to promote and ensure the security, safety and protection of residents and property, which is mainly achieved through a fair justice system, policing programs and supervision and rehabilitation services for offenders. Protection of persons and property also includes services that promote, support and enforce safe work practices and employment standards; provincial emergency management through 911 services, public safety, and disaster assistance and wildfire management; and victims’ services.

Social Services and Assistance

The social services and assistance theme includes expenses to provide financial assistance and services to individuals and families in need because of poverty, abuse, neglect and disability. This includes income support programs, accessible and safe housing, child protection services, adoption services and providing life’s needs to persons with intellectual disabilities.

Transportation

The transportation theme includes expenses for the development, construction and maintenance of an integrated provincial transportation system using highways, rural roads, bridges, ferry crossings, airstrips and communication networks.

Loans and Investments

The following table sets forth the balances of loans and investments of the Province for the Summary Entity, net of allowances for uncollectible amounts adopting the accounting policies described in “Government Finance – Specific Accounting Policies” above. Government Business Enterprises are discussed further in the “Certain Crown Corporations” section below.

LOANS AND INVESTMENTS FOR SUMMARY ENTITY

	As at March 31, 2024
	(in millions)
	Gross	Provisions	Net
Loans of the General Revenue Fund
Student Loans, direct lending	$507.5	$107.7	$399.9
Loans to Government Business Enterprises	923.6	—	923.6
Other	3.5	0.9	2.5

	$1,434.6	$108.6	$1,326.0

Investments in Government Business Enterprises
SaskEnergy Incorporated	$1,246.0	$—	$1,246.0
Saskatchewan Power Corporation	2,952.7	—	2,952.7
Saskatchewan Telecommunications Holding Corporation	1,303.9	—	1,303.9
Saskatchewan Water Corporation	83.3	—	83.3
Saskatchewan Government Insurance	660.7	—	660.7
Saskatchewan Auto Fund	924.9	—	924.9
Workers Compensation Board	474.5	—	474.5
Municipal Financing Corporation of Saskatchewan	19.3	—	19.3
Saskatchewan Liquor and Gaming Authority	—	—	—
Lotteries and Gaming Saskatchewan	116.4	—	116.4
Saskatchewan Gaming Corporation	—	—	—
Adjustment	79.4	—	79.4

	$7,861.1	$—	$7,861.1

Portfolio Investments[1]	$875.8	$—	$875.8

Total Loan and Investments	$10,171.6	$108.6	$10,062.9

[1]	Details of other investments are provided in Schedule 5 (page 72) of the Summary Financial Statements of the Public Accounts 2023-24, Volume 1 (Exhibit 99.2).

PROVINCIAL DEBT

Funded Debt of the Province

Saskatchewan’s financing activities involve the raising of funds through the issue and sale of Province of Saskatchewan debt securities, loans from financial institutions, and changes in deposits held. Funds raised are used to assist in the financing of the capital budgets of, and to provide a temporary credit facility for, general government purposes, Crown corporations and other entities over which the Government has control. Crown corporations are responsible for reimbursing the General Revenue Fund for the costs of servicing the interest and principal associated with debt borrowed on their behalf. In addition to direct borrowing in the name of the Province, the Government provides loan guarantees for purposes such as agriculture and special investment programs.

The following table sets forth the funded debt of the Province for the Summary Entity as described in “Government Finance – Specific Accounting Policies” above, outstanding at March 31 for five fiscal years ending March 31, 2024, each as audited under the Province’s accounting policies in effect at the time.

FUNDED DEBT FOR THE PROVINCE OF SASKATCHEWAN 1

	2020	2021	2022	2023	2024
	(millions $)
Gross Direct Funded Debt
Government Services Organization (GSO) General	$13,502.5	$15,678.8	$19,013.5	$19,175.8	$20,178.7
Government Business Enterprise (GBE) Specific	10,273.7	10,184.4	10,657.3	11,306.5	12,008.3

	$23,776.20	$25,863.2	$29,670.8	$30,482.3	$32,187.0

Gross Debt Raised for the purpose of:[2]
General Revenue Fund Operating	$7,215.6	$8,048.6	$9,914.8	$8,451.9	$7,463.8
General Revenue Fund Capital	5,600.0	6,999.8	8,504.3	9,771.1	11,491.1

Total General Revenue Fund	$12,815.5	$15,048.3	$18,419.0	$18,223.0	$18,954.9
Saskatchewan Power Corporation	7,221.2	6,995.5	7,055.5	7,940.3	8,655.1
SaskEnergy Incorporated	1,623.9	1,724.8	1,872.5	1,946.4	2,005.4
Saskatchewan Telecommunications Holding Corporation	1,300.5	1,304.9	1,532.5	1,626.7	1,789.8
Municipal Financing Corporation of Saskatchewan	216.6	245.3	293.6	288.1	344.2
Lotteries and Gaming Saskatchewan	0.0	0.0	0.0	0.0	77.1
Saskatchewan Liquor and Gaming Authority	99.2	95.0	89.8	84.0	0.0
Saskatchewan Water Corporation	87.4	88.9	88.4	95.9	111.8
Miscellaneous Summary Entities	412.0	360.5	319.4	277.9	248.8

	$23,776.2	$25,863.2	$29,670.7	$30,482.3	$32,187.0

Government Services Organization (GSO) General
Per Capita ($)[3]	$11,550.1	$13,427.0	$16,204.2	$15,972.7	$16,391.6
As a Percentage of:
Household Income[4]	16.63%	18.64%	23.36%	23.47%	N/A
Gross Domestic Product at Market Prices[5]	17.77%	21.54%	26.29%	25.01%	25.90%
Government Business Enterprise (GBE) Specific
Per Capita ($)[3]	$8,788.2	$8,721.7	$9,082.7	$9,417.8	$9,754.6
As a Percentage of:
Household Income[4]	12.65%	12.11%	13.09%	13.84%	N/A
Gross Domestic Product at Market Prices[5]	13.52%	13.99%	14.73%	14.75%	15.42%
Total Funded Debt
Per Capita ($)[3]	$20,338.3	$22,148.6	$25,286.9	$25,390.5	$26,146.1
As a Percentage of:
Household Income[4]	29.28%	30.75%	36.45%	37.31%	N/A
Gross Domestic Product at Market Prices[5]	31.30%	35.53%	41.02%	39.76%	41.32%

[1]	Debt repayable in foreign currency has been restated in Canadian dollar equivalents based on the exchange rate in effect when the loans and swaps were entered into.
[2]	Internal funded debt consists of the portion of total debt that has been borrowed for and allocated to other Summary entities, primarily Crown corporations.
[3]	Debt per capita is calculated by dividing debt at March 31st by the Province’s population at that same date each calendar year.
[4]

Debt as a percentage of Household Income is calculated by dividing the debt at March 31st by the Province’s Household Income for the previous calendar year. Prior year household income data has been revised using 2022 constant dollars as updated by Statistics Canada.

[5]

Debt as a percentage of Gross Domestic Product at Market Prices is calculated by dividing the debt at March 31st by the Province’s Gross Domestic Product at Market Prices for the previous calendar year.

Note: N/A = not available

On March 31, 2024, gross debt of the Summary Financial Statements amounted to $32,187.0 million as compared to $30,482.3 million on March 31, 2023.

Approximately 37 per cent of the gross debt at March 31, 2024, was incurred for Government Business Enterprises, leaving approximately 63 per cent of the Summary Financial Statement gross debt at March 31, 2024, incurred for general government purposes.

As of March 31, 2024, debt for general purposes was approximately 63 per cent of total debt. The increase in general debt is primarily attributable to the Province’s capital plan spending.

During fiscal year 2024, the Government issued and sold $2,893.0 million in debentures and $202.5 million of other loans. Of this total ($3,095.5 million), $2,022.7 million was issued for general purposes, and $1,072.8 million was issued for government business enterprises and miscellaneous summary entities.

During the same period, debentures with a value of $1,158.2 million and other loans with a net value of $232.6 million were redeemed. Of the total amount ($1,390.8 million), $1,019.8 million was for general purposes, and $371.0 million pertained to government business enterprises.

The Government’s sinking funds totalled $2,924.8 million at March 31, 2024. Contributions to the Government’s sinking funds amounted to $342.0 million in fiscal year 2024 with redemptions of $12.1 million.

The following table breakdowns the Sinking Fund balances at March 31 for five fiscal years ending March 31, 2024, each as audited under the Province’s accounting policies in effect at the time.

SINKING FUND INVESTMENTS

	2020	2021	2022	2023	2024
	(millions $)
Sinking Funds
Government Services Organization (GSO) General	$1,303.2	$1,197.3	$1,405.3	$1,491.1	$1,749.9
Government Business Enterprise (GBE) Specific	1,141.5	1,082.8	1,028.5	1,054.9	1,175.0

	$2,444.7	$2,280.1	$2,433.8	$2,546.0	$2,924.8

The following table sets forth the Summary Financial Statement gross debt characteristics at March 31, 2024.

GROSS DEBT CHARACTERISTICS

	Percentage of Total	Weighted Average Term to Maturity[1] (years)		Weighted Average Interest Rate[1]
Debentures[2]	94%	15.2		3.3%
Canada Pension Plan Debentures[3]	2%	11.4		3.5%
Promissory Notes	4%	0.1		5.0%
Other Loans	0%	—	[4]	— [4]

Gross Debt	100%	14.5		3.3%

[1]	Weighted by the total principal amount of each loan issue.
[2]	Includes all public and private debentures issued by the GRF other than those issued to the Canada Pension Plan.
[3]

The Canada Pension Plan (CPP) is a compulsory national pension plan in which residents of all provinces, except Quebec, participate. Provincial securities sold to the CPP prior to July 1, 2005, are payable 20 years after their respective dates of issue. Effective July 1, 2005, no new loan capital is available to provinces. However, provinces are permitted to roll over maturing securities and may choose the term of the new securities within the parameters of not less than five years and not more than 30 years. The securities are not negotiable, not transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice when he deems it necessary in order to meet the requirements of the Canada Pension Plan or at the option of the Province with at least one month prior notice to the Minister of Finance of Canada.

[4]	Not calculated.

Guaranteed Debt

The following table sets forth guaranteed debt for the five fiscal years ended March 31, 2024.

GUARANTEED DEBT

	2020	2021	2022	2023	2024
	(millions $)
Guaranteed Debt	$1.4	$0.3	$0.3	$0.2	$0.2

The majority of guaranteed debt consists of guarantees pertaining to agriculture programs.

Authority for the Government to guarantee the debt of others must be provided in specific legislation since no general statutory authority exists. The Financial Administration Act, 1993 provides that no department, board, commission or agent of the Government shall provide a guarantee or a program of guarantees of loans or other liabilities by which guarantee or program of guarantees the Government of Saskatchewan would be liable to make any payment with respect to the loans or liabilities, unless the guarantee or program of guarantees, as the case may be, has received the prior approval of the Minister of Finance. Certain Crown corporations are separately authorized to provide guarantees of the debt of others.

The Government of Saskatchewan provided Royal Trust with a guarantee and indemnity in 1983 respecting the liability and obligations of CIC Mineral Interest Corporation pursuant to each of two lease agreements of CIC Mining Corporation (previously the Potash Corporation of Saskatchewan Mining Limited) for the purchase of mining equipment. The Government has been released from all such guarantees but remains contingently liable for indemnity related to damages caused by the equipment and provisions governing the payment of taxes for the period during which its guarantees to Royal Trust were in place.

The 2024-25 Budget reflects a commitment to guarantee approved loans advanced by Saskatchewan Indigenous Investment Financing Corporation (SIIFC), a Crown Corporation established under The Saskatchewan Indigenous Investment Finance Corporations Act effective May 18, 2022. The SIIFC may guarantee approved loans up to $75 million. The current year budget anticipates that SIIFC will have guaranteed an estimated $75 million in loans by March 31, 2025.

In June of 2024, SIIFC announced that it would provide an aggregate amount of up to $100 million in loan guarantees to six Indigenous partners to support their investment in Enbridge’s new renewable wind energy project southeast of Weyburn, Saskatchewan. The partners would receive an aggregate amount of up to $100 million in loan guarantees from SIIFC to support acquiring at least 30 per cent equity in the project.

Derivative Financial Instruments

The Province is party to financial instruments with off-balance sheet risk, either to hedge against the risks associated with fluctuations in foreign exchange rates or to manage risks associated with interest rate fluctuations. Foreign currency contracts are used by the Province to convert the liability for foreign currency borrowing and associated costs into Canadian dollars. The Province uses interest rate swap contracts to convert certain interest payments from floating interest rates to fixed interest rates.

The Ministry of Finance’s general policy is to execute derivative transactions only with counterparties that have a minimum credit rating of “A” with a stable outlook as determined by major credit rating agencies.

As of March 31, 2024, the Province of Saskatchewan carried floating rate debt of $2,771.8 million, consisting of floating rate debentures, short-term promissory notes and debt maturing within one year.

As at March 31, 2024, the Province had interest rate swap contracts to convert certain interest payments from a floating to fixed basis. The swaps have a notional principal value of $38.0 million with a mark-to-market value of $2.3 million. Mark-to-Market is an indication of the swap’s value at a certain date. This represents the estimated unrealized gain, and is equivalent to the present value of future savings based on market conditions as at March 31, 2024.

The Province has also executed foreign currency swap contracts to convert foreign currency denominated debt into Canadian dollar denominated debt. The mark-to-market value of these swap contracts are as follows:

SWAPS

Termination Date	Original Currency	Original Amount	Current Currency	Current Amount	Purpose	Mark-to- Market
						(thousands CDN $)
8-Jun-27	US$	1,000,000	CDN$	1,266,800	General Revenue Fund	56,705
1-Mar-32	CHF	100,000	CDN$	137,931	General Revenue Fund	16,460
31-Dec-41	EUR	120,000	CDN$	174,500	General Revenue Fund	(23,359)
6-Oct-50	EUR	115,000	CDN$	179,780	General Revenue Fund	(38,643)

		1,335,000		1,759,011		11,163

Debt Maturities and Sinking Funds

The following table sets forth the debt maturity schedule, by principal amount and currency of payment, of the Government’s gross debt and related sinking fund balances at March 31, 2024.

DEBT MATURITY SCHEDULES

Fiscal Year	Canadian	Sinking Fund
ending March 31	Dollar Debt[1]	Balances[2]
	(Thousands)	(Thousands)
2025	$2,787,398	$96,080
2026	1,446,739	$100,628
2027	1,618,130	$94,583
2028	2,284,974	$171,796
2029	1,725,988	$153,996

1 - 5 years	$9,863,229	$617,083
2030-2034	5,894,470	$668,185
2035-2039	989,964	$235,018
2040-2044	2,299,590	$358,018
2045-2049	5,775,000	$670,790
2050-2054	5,004,780	$312,655
After 2054	2,360,000	$63,058

	$32,187,033	$2,924,807

[1]	For amounts issued initially in foreign currency, the table incorporates the Canadian dollar equivalents based on the exchange rate in effect when the loans and swaps were entered into.
[2]	Sinking fund balances reflects existing funds only and excludes planned future contributions.

Sinking funds are maintained by the Province and certain Crown Corporations for the orderly retirement of a portion of debt. Current regulation requires that a minimum of 1.0 per cent of the face value of issued debt be contributed annually where the debt carries a term of 10 years or more. Additionally, for any debt carrying a term of 10 years or more that is issued specifically for capital spending under the Saskatchewan Capital Plan, a minimum of 2.0 per cent annual contribution is required.

Funds contributed are managed according to approved investment policies. Currently, the Province’s sinking fund is invested in securities issued by the Government of Canada, Canadian provinces, Canadian municipalities, and public pension asset managers.

Other Debt and Liabilities

The following table sets forth the amount of unfunded debt of the Summary Entity (as described in “Government Finance – Specific Accounting Policies” above) for the five fiscal years ending March 31, 2024.

OTHER DEBT & LIABILITIES OF THE SUMMARY ENTITY

	Fiscal years Ended March 31
	2020	2021	2022	2023	2024
	(Millions $)
Accounts Payable & Accrued Liabilities	$3,003.4	$3,148.9	$3,156.4	$3,467.9	$4,196.5
Unearned Revenue	179.7	527.2	437.4	292.2	382.8
Obligations under long-term financing arrangements	1,472.3	1,440.7	1,407.4	1,373.1	1,099.3
Other liabilities	386.2	512.2	515.3	552.8	313.5

	$5,041.6	$5,629.0	$5,516.5	$5,776.1	$6,082.3

Note: The above listing does not include any amount related to pension liabilities and derivative liabilities.

Debt Record

The Government has always paid the full face amount of the principal of and interest on every direct obligation issued by it and every indirect obligation on which it has been required to meet its guarantee, all promptly when due in the lawful currency of the country where payable at the time of payment thereof, subject during wartime to any applicable laws and regulations forbidding trading with the enemy.

Other Public Sector Debt

The Summary Financial Statements do not disclose the debt of all public entities located within the Province. Responsibility for a variety of provincial functions and powers has been transferred to municipalities and certain other local authorities. Other local bodies raise money for their purposes, in the case of municipalities by way of direct levy on persons or property within their jurisdiction or, in other cases, by requisition on municipalities, and may have the power to borrow money, subject to the approval of the Saskatchewan Municipal Board. The Saskatchewan Municipal Board is an autonomous regulatory body established by Provincial statute with broad powers to regulate local government activity.

Notwithstanding that significant financial assistance for operating and capital expenditures is made available to local government bodies by appropriation of the Legislative Assembly, the activities of local government bodies, including borrowing, are conducted independently of the Government. The Government is not directly or contingently liable for debt incurred by these bodies, and, relative to the gross debt of the Summary Financial Statements and the GDP of the Province, debt incurred by these bodies is not significant.

Pension Funds

The Government sponsors several defined benefit pension plans and a defined contribution pension plan. The Government also participates in a joint defined benefit pension plan.

Defined Benefit Plans

Defined benefit plans provide benefits based on length of service and pensionable earnings. A typical defined benefit plan provides pensions equal to 2.0 per cent of a member’s average five years’ highest salary, multiplied by the years of service to a maximum of 35 years. Employees contribute a percentage of salary, which may vary based on age, to their plan. Pensions and contribution rates are integrated with the Canada Pension Plan.

Actuarial valuations are performed at least triennially. When a valuation is not done in the current fiscal year an actuary extrapolates the most recent valuation. Valuations and extrapolations are based on a number of assumptions about future events, such as inflation rates, interest rates, wage and salary increases and employee turnover and mortality. These assumptions reflect estimates of expected long-term rates and short-term forecasts. Estimates vary based on the individual plan.

The accrued benefit obligation is determined using the projected benefit method prorated on services. Pension plan assets are valued at market-related values based on the actual market values averaged over a four-year period.

The two main defined benefit plans are the Teachers’ Superannuation Plan (TSP) and the Public Service Superannuation Plan (PSSP). The Government mitigated its pension liability exposure when it introduced the Saskatchewan Teachers’ Retirement Plan (STRP) in 1980 and the Public Employees’ Pension Plan (PEPP) in 1997, and closed the TSP and the PSSP to new members. The Government’s contributions to the STRP and PEPP are fixed and there is no pension liability exposure for the Government under these plans (see discussion below).

Other plans include Judges of the Provincial Court Superannuation Plan (Judges), Saskatchewan Transportation Company Employees Superannuation Plan, Anti-TB League Employees Superannuation Plan, and the Pension Plan for the Non-Teaching Employees of the Saskatoon School Division No.13 (PPNTE). Defined benefits are also payable to members of the former Members of the Legislative Assembly Superannuation Fund (MLA).

The Government is required to match employee current service contributions for all plans except the PSSP, Judges and PPNTE. Funding contributions are required for the PPNTE. Separate pension plan assets are maintained for TSP, Judges and PPNTE. For the other plans, employee contributions are received and pension obligations are paid directly by the Government.

Joint Defined Benefit Plans

Joint defined benefit plans are governed by formal agreements between the joint sponsors (i.e., participating employers and plan members) establishing that the joint sponsors have shared control over the plan. Funding contributions and significant risks of the plan are shared on an equitable basis between the joint sponsors. Accordingly, the Government accounts for only its portion of the plan. Plan assets and surpluses are restricted for member benefits or certain other purposes set out in the agreements. Plan benefits are determined on the same basis as defined benefit plans.

The accrued benefit obligation is determined using the projected benefit method prorated on services. Pension plan assets are valued at market-related values by averaging the difference between the net investment income on a market value basis and the expected investment income, based on the expected rate of return on plan assets, over a five-year period.

The Government also participates in the Saskatchewan Healthcare Employees’ Pension Plan (SHEPP), a joint defined benefit plan for employees of the Saskatchewan Health Authority and certain other Government health entities. The Government participating employers contribute to the plan at the ratio of 1.12 to 1 of employee contributions and any actuarially determined deficiency is the responsibility of participating employers and employees at the same ratio. The Government portion of employer contributions represents approximately 98 per cent of total participating employer contributions to the plan.

Information regarding the defined benefit plans and the joint defined benefit plan of government service organizations can be found in Note 5 page 61 of Exhibit 99.2.

Defined Contribution Plans

Defined contribution plans provide pensions based on accumulated contributions and investment earnings. Employees contribute a percentage of salary. The Government provides contributions at specified rates for employee current service. Pension plan assets of government-sponsored defined benefit and defined contribution plans are invested in fixed income securities, equities, real estate, pooled investment funds and short-term monetary items. The investment in government of Saskatchewan securities is insignificant for all plans.

The Government sponsors the Public Employees Pension Plan (PEPP). The Government provides contributions to the plan at specified rates for employee current service. The government also contributes to the Saskatchewan Teachers’ Retirement Plan (STRP) which is sponsored by the Saskatchewan Teachers’ Federation, as well as the Municipal Employees’ Pension Plan (MEPP) and the Regina Civic Employees’ Superannuation and Benefit Plan (RCESP). The Government has fully funded its share of contributions to the defined contribution plans.

Information regarding the defined contribution plans of government service organizations can be found in Note 5 page 61 of Exhibit 99.2.

The following reflects pension liability changes for five years ending March 31, 2024:

PENSION LIABILITY

(thousands of dollars)	2019	2020	2021	2022	2023	2024
Accrued benefit obligation, beginning of year	$7,926,465	$7,804,029	$7,149,338	$7,052,249	$6,715,807	$6,719,686
Current period benefit cost	17,934	17,846	16,878	19,894	20,618	19,858
Interest cost	233,537	210,182	225,577	204,615	198,905	195,047
Actuarial losses (gains)	103,677	(410,577)	123,838	(109,320)	236,028	48,320
Benefit payments	(477,584)	(472,142)	(463,382)	(451,631)	(451,672)	(456,683)

Accrued Benefit Obligation, End of Year	$7,804,029	$7,149,338	$7,052,249	$6,715,807	$6,719,686	$6,526,228

Plan assets, beginning of year	$439,218	$417,884	$408,326	$402,361	$395,229	$373,499
Employer contributions	418,945	428,366	417,188	409,319	412,097	427,810
Employee contributions	4,104	4,088	4,154	4,966	4,485	4,447
Return on plan assets	37,472	36,302	36,977	35,236	18,929	19,610
Actuarial gains (losses)	(4,271)	(6,172)	(902)	(5,022)	(5,569)	2,517
Benefit payments	(477,584)	(472,142)	(463,382)	(451,631)	(451,672)	(456,683)

Plan Assets, End of Year	$417,884	$408,326	$402,361	$395,229	$373,499	$371,200

	$7,386,145	$6,741,012	$6,649,888	$6,320,578	$6,346,187	$6,155,028
Unamortized estimation adjustments[1]	(67,010)	406,598	(78,285)	104,514	(235,370)	(52,172)
Joint defined benefit plan (SHEPP) net asset	(774,200)	(926,019)	(1,175,750)	(1,494,067)	(1,573,382)	(1,831,014)
Valuation allowance[2]	777,612	930,730	1,179,992	1,502,824	1,581,562	1,837,198

Total Pension Liabilities (schedule 8 Exhibit 99.2)	$7,322,547	$7,152,321	$6,575,845	$6,433,849	$6,118,997	$6,109,040

[1]

Unamortized estimation adjustments are amortized to pension expense over the expected average remaining service life of the related employee group at the time the estimate adjustments arose and commence the year following the adjustment.

[2]	The valuation allowance includes amounts that reduce the Government’s portion of the SHEPP plan assets to nil as plan assets and surpluses are restricted for member benefits.

The following reflects the pension expense of government service organizations for five years ending March 31, 2024:

PENSION EXPENSE

(thousands of dollars)	2020	2021	2022	2023	2024
Defined benefit plans
Current period benefit cost	$17,846	$16,878	$19,894	$20,618	$19,858
Amortization of estimation adjustments	69,203	(360,143)	78,501	(98,287)	229,001
Employee contributions	(4,088)	(4,154)	(4,966)	(4,485)	(4,447)
Change in valuation allowance	1,299	(469)	4,515	(577)	(1,996)
Pension interest cost (schedule 15 Exhibit 99.2)	173,880	188,600	169,379	179,976	175,437

Pension (recovery) expense, defined benefit plans	$258,140	($159,288)	$267,323	$97,245	$417,853
Other plans
Pension expense, joint defined benefit plan	$176,915	$180,064	$190,182	$190,832	$200,474
Pension expense, defined contribution plans	218,053	232,250	242,419	246,770	252,303

Total Pension Expense (schedule 17 Exhibit 99.2 footnote 3)	$653,108	$253,026	$699,924	$534,847	$870,630

Government Business Enterprise – Defined Benefit Pension Plans

There are additional employee pension plans of government business enterprises that are accounted for in the investment in government business enterprises.

The two main defined benefit plans of government business enterprises are the Power Corporation Superannuation Plan (SaskPower) and the Saskatchewan Telecommunications Pension Plan (SaskTel). Other plans include the Saskatchewan Government Insurance Superannuation Plan, the Liquor Board Superannuation Plan, and the Pension Plan for the Employees of the Saskatchewan Workers’ Compensation Board (WCB). The WCB pension plan was wound up during 2020-21. The Government contributes the amount necessary to fund the payment of pension benefits.

Information on the defined benefit plans of government business enterprises can be found in Note 5 on page 61 of Exhibit 99.2.

Based on the latest actuarial valuation with extrapolations to the government business enterprises’ year end, the present value of the accrued benefit obligation and the fair value of plan assets are shown in Note 5, page 62 of Exhibit 99.2.

Government Business Enterprise – Defined Contribution Pension Plans

Information on government business enterprises’ participation in PEPP can be found in Note 5, page 62 of Exhibit 99.2.

CERTAIN CROWN CORPORATIONS AND AGENCIES

Introduction

Saskatchewan’s Crown corporations are involved in a broad range of activities, including the provision of electricity, natural gas, telecommunications, insurance and other goods and services, primarily within the province’s borders. Crown corporations are almost exclusively commercial enterprises intended to be self-sustaining.

Traditionally, the capital requirements of the Government’s enterprises have been financed, with few exceptions, through direct obligations of, or advances by, the General Revenue Fund (GRF). Provincial legislation governing certain Crown corporations provides for the issuance of securities by these enterprises, with or without a guarantee of the Province. Pursuant to The Financial Administration Act, 1993, all borrowings by provincial Crown corporations must be approved by Saskatchewan’s Minister of Finance.

For administrative purposes, Saskatchewan’s Crown corporations are categorized into two separate groups. As discussed below, most Crown corporations with self-sustaining commercial operations are under the purview of, and report to, Crown Investments Corporation of Saskatchewan. All other Crown corporations report directly to the Treasury Board, which is a committee of the Executive Council.

Self-sustaining Crown corporations are accounted for in accordance with International Financial Reporting Standards (IFRS), and they are consolidated in the Government’s financial statements using the modified equity method. Crown corporations that are not self-sustaining are accounted for in accordance with Canadian public sector accounting standards, and are consolidated after eliminating inter-entity balances and transactions.

Crown Investments Corporation of Saskatchewan (CIC)

Introduction

CIC is a provincial Crown corporation without share capital, established and operating under the authority of The Crown Corporations Act, 1993. CIC, as a legal entity, does not carry debt. CIC is wholly owned by the Government of Saskatchewan. CIC is responsible for certain government investments, including Crown corporations and financial and operating investments. Crown corporations are designated as being under the purview of CIC by legislation or Order-in-Council.

As at March 31, 2024, there were six corporations so designated: Lotteries and Gaming Saskatchewan (LGS), Saskatchewan Government Insurance (SGI CANADA), Saskatchewan Power Corporation (SaskPower), Saskatchewan Telecommunications Holding Corporation (SaskTel), Saskatchewan Water Corporation (SaskWater), and SaskEnergy Incorporated (SaskEnergy). Of these corporations, LGS, SaskPower, SaskTel, SaskEnergy and SGI CANADA are the most significant in terms of assets, liabilities, and operating income generated.

The Saskatchewan Auto Fund is not a Crown corporation and is not included in CIC’s consolidated results. However, it is administered by Saskatchewan Government Insurance (SGI) and is, therefore, included in the commentary below. CIC is the sole shareholder of CIC Asset Management Inc. (CIC AMI), a wholly owned share capital subsidiary which is domiciled in Canada.

Fiscal Year 2023-24 Highlights - Consolidated Basis

(millions of dollars)	2019-20	2020-21	2021-22	2022-23	2023-24
	(Restated)[4]
LGS/Saskatchewan Gaming Corporation (SGC)[1]	20.1	(13.4)	9.5	21.3	195.3
SaskPower	205.8	160.2	10.7	(172.1)	184.6
SaskTel	119.8	130.8	104.4	104.1	95.4
SGI CANADA	49.9	172.1	81.8	34.3	78.1
SaskEnergy	43.5	80.8	158.3	59.4	21.1
SaskWater	8.4	7.4	8.7	8.6	8.7
CIC AMI	9.3	19.5	(7.3)	(6.2)	7.1
Saskatchewan Opportunities Corporation[2]	3.0	0.6	1.1	—	—
CIC (Separate)	212.5	272.4	186.5	103.1	211.8
Consolidation adjustments[3]	(236.9)	(245.0)	(192.7)	(135.3)	(223.8)

CIC Consolidated net earnings	435.4	585.4	361.0	17.2	578.3

Saskatchewan Auto Fund	(46.7)	283.4	(38.9)	(134.1)	(70.3)

[1]	The results for 2019-2020 to 2022-23 represent SGC. 2023-24 shows the consolidated results of SGC and LGS as of June 1, 2023.
[2]

On March 23, 2022, the Government of Saskatchewan announced the creation of a single innovation agency in the province by moving Saskatchewan Opportunities Corporation (SOCO), previously a CIC Crown corporation, under the authority of Innovation Saskatchewan. The change was effective April 1, 2022 and SOCO’s assets, liabilities, and equity were transferred.

[3]

Consolidation adjustments reflect the elimination of all inter-entity transactions, such as grants from CIC to Crown corporations, revenues and expenses between Crown corporations, and dividends paid by Crown corporations to CIC.

[4]	Restated for the adoption of IFRS 17 – Insurance contracts

During 2023-24, capital expenditures made by CIC and the Crown corporations under its purview totaled $1.9 billion (2022-23 - $1.6 billion) an increase of 0.3 million from 2022-23. Total consolidated assets administered by CIC were $23.5 billion as of March 31, 2024, an increase of $1.6 billion from 2022-23.

On July 26, 2000, the Saskatchewan Rate Review Panel (Panel) was established. The Panel advises the Government of Saskatchewan on rate applications proposed by SaskEnergy, SaskPower and the Saskatchewan Auto Fund. The Panel reviews each rate application and provides an independent public report on its opinion about the fairness and reasonableness of the rate change, while balancing the interests of the customer, the Crown corporation and the public. The provincial Cabinet makes the final decision on rate change requests, which can differ from the Panel’s recommendation. Two rate applications were completed for SaskEnergy in 2023-24; one resulted in a recommendation to approve a decrease in commodity rates, and the other resulted in a recommendation to approve an increase in the delivery service rate. Both rate changes came into effect on October 1, 2023 and the overall impact was a decrease for customers.

CIC administered six subsidiary Crown corporations at March 31, 2023. Following is a brief commentary on CIC’s five major holdings plus the Saskatchewan Auto Fund that is administered by SGI.

LGS

Effective April 1, 2023, LGS began as a new commercial Crown corporation and became fully operational on June 1, 2023. LGS was established to oversee the management of lotteries and gaming activities in Saskatchewan including lotteries, casinos, video lottery terminals (VLTs), and online gaming. Much of this oversight was previously held by the Saskatchewan Liquor and Gaming Authority (SLGA). Creating LGS separates the management and operational aspects of lotteries and gaming from regulatory compliance, which is maintained by SLGA. Earnings from Saskatchewan lottery and gaming activities are received by LGS and distributed to the General Revenue Fund and other various organizations in accordance with the Lotteries and Gaming Saskatchewan Corporation Act and Gaming Framework Agreement. As part of the new Crown corporation, SGC was reconfigured as a wholly-owned business subsidiary of LGS and will continue to operate casinos Regina and Moose Jaw, with no significant changes to overall operations. SGC’s financial results have been consolidated with LGS as of June 1, 2023, with the start of operations.

•

Net earnings improved by $174.0 million. On June 1, 2023, LGS became responsible for the management oversight of all Saskatchewan’s casinos, VLTs, lotteries and online gaming. The consolidation of SGC’s earnings with earnings previously collected by the Saskatchewan Liquor and Gaming Authority (e.g. other Saskatchewan land-based casinos, VLTs, lotteries, and online gaming) largely accounts for the increase in LGS’s earnings. VLT, land-based casino and slot machine earnings continue to grow due to strong economic conditions, translating into higher spend per guest.

•	Dividends declared to CIC were $139.1 million (2022-23 – $17.0 million)

SaskPower

SaskPower is Saskatchewan’s energy supplier. It generates, purchases, transmits, distributes, and sells electricity and related products and services. SaskPower supplies electricity from a variety of sources including import, natural gas, coal, hydro, wind, solar, and other.

•	Net earnings improved by $356.7 million to $184.6 million net income in 2023-24 (2022-23 - $172.1 million net loss).

•

Electricity sales were up $312.3 million to $3,378.0 million (2022-23 - $3,066 million) due to economic growth combined with system average rate increases introduced late in the prior year. Sales volumes were up due to increased economic activity and subsequent demand in the oilfield customer class and major power customer sectors including pipeline, potash, and oil refineries.

•

Expenses for SaskPower were $3,194.3 million (2022-23 - $3,238.6 million). The corporation saw a decrease in natural gas prices which significantly reduced fuel and purchased power costs. However, part of these price savings was offset by the need to use more expensive natural gas generation instead of lower cost hydro generation due to water levels.

•	Dividends declared to CIC were $18.5 million (2022-23 - nil).

SaskTel

SaskTel provides competitive wireless, voice, entertainment, internet, data, equipment, marketing, security, software and consulting products and services. The corporation’s major asset is a wholly owned subsidiary, Saskatchewan Telecommunications, which has been the principal supplier of telecommunications in Saskatchewan for over 100 years. SaskTel’s operations are regulated by the Canadian Radio-television and Telecommunications Commission.

•

Net earnings decreased by $8.7 million to $95.4 million in 2023-24 (2022-23 - $104.1million). Revenue increased year over year reflecting demand growth in key business segments including wireless network services and equipment, fixed broadband and data services, and customer equipment sales. This was partially offset by higher expenses due to the added cost of goods sold to support revenue growth. Costs also increased due to inflationary pressures most notably for software licensing and maintenance, salaries, wages, and benefits.

•	Dividends declared to CIC were $38.2 million (2022-23 - $41.6 million).

SGI CANADA

SGI CANADA is the trade name of the property and casualty insurance division of Saskatchewan Government Insurance (SGI) which offers products in five Canadian provinces. It operates as SGI CANADA in Saskatchewan and SGI CANADA Insurance Services Ltd. (SCISL) in Alberta, Manitoba, British Columbia, and Ontario. SCISL also has a wholly owned subsidiary, Coachman Insurance Company, which operates in Ontario. Products are sold through a network of 127 independent brokers throughout Saskatchewan and 194 brokers operating in Manitoba, Alberta, British Columbia, and Ontario.

•

Net earnings increased by $43.8 million to $78.1 million in 2023-24 (2022-23 - $34.3 million). SGI CANADA’s earnings increased due to growth, across all jurisdictions’ lines of business. This growth is a result of the addition of customers, product diversification by customers, and pricing adjustments reflecting changes to insurance costs. The increase in revenues was partially offset by higher operating costs primarily due to the increase in the number of claims, inflationary pressures impacting claim costs, a decrease in discount rates translating into higher expected future claim costs, and the cost of transforming or changing the company’s business processes in becoming a digital insurer. Customer growth also has an impact on operating costs as more customers and/or more products per customer means more claims can be expected.

•

Dividends declared to CIC were nil (2022-23 - nil). SGI CANADA did not pay a dividend in 2023-24 or in 2022-23 to ensure adequate resources are available to support the corporate transformation program. The program, upon completion, will result in greater operational efficiencies and present opportunities for new revenue streams.

SaskEnergy

SaskEnergy operates a natural gas distribution utility that provides natural gas and related services to residential, farm, commercial, and industrial customers in Saskatchewan. In addition, TransGas Limited (TransGas) is SaskEnergy’s wholly owned natural gas transmission and storage subsidiary.

•

Net earnings decreased by $38.3 million to $21.1 million in 2023-24 (2022-23 - $59.4 million) primarily due to fewer opportunities to utilize spare and off-peak transportation and storage capacity to boost revenues and fewer opportunities in the market to benefit from natural gas pricing differentials. Warmer overall weather during 2023-24 was also a contributor to lower revenues as demand for natural gas softened. Operating and maintenance expenses were higher than 2022-23, as the Corporation focused on the modernization of technology solutions and enhancing customer service offerings, combined with increasing environmental monitoring and protection costs.

•	Dividends declared to CIC were $20.6 million (2022-23 - $44.7 million).

Saskatchewan Auto Fund

As the compulsory automobile insurance program for Saskatchewan residents, the Auto Fund provides vehicle registrations, driver’s licences, basic minimum liability insurance required to operate a vehicle and coverage for damage to or loss of an insured vehicle, subject to a deductible. The Auto Fund is administered by SGI. SGI’s role is to oversee the operations of the Auto Fund for the Province of Saskatchewan based on the legislative requirements contained in The Automobile Accident Insurance Act.

The Auto Fund does not receive money from, nor pay dividends to, the Province of Saskatchewan, SGI, or CIC. The Auto Fund is operated on a self-sustaining basis viewed over a long-term time frame. Any annual financial excess or deficiencies of the Auto Fund are recorded in its Rate Stabilization Reserve (RSR). The RSR is held on behalf of Saskatchewan’s motoring public and cannot be used for any other purpose by the government or the administrator.

•

Net loss decreased by $63.8 million to a loss of $70.3 million in 2023-24 (2022-23 - $134.1 million loss). Results have improved significantly year over year as the Auto Fund experienced lower claim costs and higher investment earnings. The decline in costs largely represents the 1,439 drop in the overall number of claims compared to 2022-23. The drop in claims was primarily the result of a mild summer storm season this year compared to last.

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar, which permits the rate to be determined by fundamental market forces without intervention except as required to maintain orderly market conditions.

Closing spot exchange rates for the U.S. dollar in Canada, expressed in Canadian dollars per U.S. dollar, are shown in the table below for 2019 through 2023.

	2019	2020	2021	2022	2023
Annual average exchange rate	1.3269	1.3415	1.2535	1.3013	1.3497

Source: Bank of Canada

On March 31, 2024, the rate for the U.S. dollar in Canada, as reported by the Bank of Canada, was $1.3550.

Unless otherwise specified or the context otherwise requires, the following table sets forth the conversion rates used in this Annual Report for foreign currency borrowings.

	2020	2021	2022	2023	2024
March 31 average exchange rate	1.4187	1.2575	1.2496	1.3533	1.3550

Source: Bank of Canada

OFFICIAL STATEMENTS

Information included herein which is designated as being taken from a publication of the Province or Canada, or any agency or instrumentality of either, is included herein upon the authority of such publication as a public official document. The financial statements of the Government included herein under the headings “Summary Financial Statement Supplementary Financial Information” have been taken from the Public Accounts of the Province (subject to certain adjustments for purposes of comparability). All financial information contained herein was obtained from the most recent annual Budget, Public Accounts, or Crown Investments Corporation of Saskatchewan Annual Report, or was prepared by representatives of the Ministry of Finance or of CIC in their official capacities. The information set forth under “Province of Saskatchewan,” and other than described in the first sentence of this paragraph, was prepared by representatives of the Ministry of Finance in their official capacities.

DEBT SUMMARY AND TERM DEBT OUTSTANDING

Debt Summary as of March 31, 2024

Summary	Thousands
Payable in Canadian Funds:
Term Debt Issued to the Public - Medium-Term Notes	469,449
Term Debt Issued to the Public - Public Issue Debentures	27,785,000

$28,254,449
Debentures Issued to the Minister of Finance of Canada	554,254
Other Term Debt	1,960,520

Term Debt Outstanding	$30,769,223
Promissory Notes Outstanding	1,417,810

Gross Debt	$32,187,033

Medium-Term Promissory Notes

Series	Date of Original Issue	Maturity Date	Amount Outstanding	CAD	Coupon Rate	Canadian Dollars
803854GZ5	24-Mar-99	5-Mar-29	60,000,000	CAD	5.60	60,000,000
803854HF8	17-Feb-00	25-Jan-30	25,000,000	CAD	6.25	25,000,000
803854JN91	25-Jan-00	25-Jan-30	169,995,000	CAD	6.35	169,995,000
803854HE1	25-Jan-00	25-Jan-30	30,000,000	CAD	6.35	30,000,000
803854JR06	13-Feb-09	13-Feb-32	29,954,000	CAD	6.30	29,954,000
803854JB5	10-Jun-03	5-Sep-33	104,500,000	CAD	5.80	104,500,000
803854HY74	16-Sep-02	5-Sep-42	50,000,000	CAD	5.70	50,000,000

			$469,449,000			$469,449,000

Public Issue Debentures

Series	Date of Original Issue	Maturity Date	Amount Outstanding	CAD	Coupon Rate	Canadian Dollars
803854JW9	26-Feb-14	3-Jun-24	1,250,000,000	CAD	3.20	1,250,000,000
803854FP8	30-May-95	30-May-25	175,000,000	CAD	8.75	175,000,000
803854KM9	27-Jul-20	2-Sep-25	1,200,000,000	CAD	0.80	1,200,000,000
803854KB3	14-Mar-16	2-Jun-26	1,575,000,000	CAD	2.55	1,575,000,000
803854KE7	24-Feb-17	2-Jun-27	1,000,000,000	CAD	2.65	1,000,000,000
803854KF4	18-May-18	2-Dec-28	1,300,000,000	CAD	3.05	1,300,000,000
803854GY8	4-Dec-98	5-Mar-29	350,000,000	CAD	5.75	350,000,000
803854KJ6	4-Oct-19	2-Jun-30	1,400,000,000	CAD	2.20	1,400,000,000
803854KP2	12-May-21	2-Jun-31	1,600,000,000	CAD	2.15	1,600,000,000
803854HN	8-Aug-01	5-Sep-31	550,000,000	CAD	6.40	550,000,000
803854KU1	24-May-23	2-Jun-33	1,300,000,000	CAD	5.80	1,300,000,000
803854JA70	12-May-03	5-Sep-33	450,000,000	CAD	5.80	450,000,000
803854JH24	12-Aug-04	5-Sep-35	400,000,000	CAD	5.60	400,000,000
803854JJ89	15-Feb-05	5-Mar-37	425,000,000	CAD	5.00	425,000,000
803854JL36	26-May-06	1-Jun-40	1,050,000,000	CAD	4.75	1,050,000,000
803854JT6	3-Feb-12	3-Feb-42	800,000,000	CAD	3.40	800,000,000
803854JU3	9-Oct-13	2-Jun-45	1,450,000,000	CAD	3.90	1,450,000,000
803854KA5	17-Apr-15	2-Dec-46	2,200,000,000	CAD	2.75	2,200,000,000
803854KC1	13-Dec-16	2-Jun-48	2,125,000,000	CAD	3.30	2,125,000,000
803854KH0	15-Aug-18	2-Jun-50	2,500,000,000	CAD	3.10	2,500,000,000
803854KN7	13-Apr-21	2-Dec-52	1,600,000,000	CAD	2.80	1,600,000,000
803854JX7	13-Mar-14	2-Mar-54	725,000,000	CAD	3.75	725,000,000
803854KV9	27-Jun-23	2-Dec-54	1,000,000,000	CAD	4.20	1,000,000,000
803854KG2	26-Jun-18	2-Jun-58	750,000,000	CAD	2.95	750,000,000
803854KL1	2-Jun-20	2-Jun-60	310,000,000	CAD	2.35	310,000,000
803854KT4	23-Jan-23	2-Jun-62	300,000,000	CAD	3.80	300,000,000

			$27,785,000,000			$27,785,000,000

Canada Pension Plan Debt

Debenture Number	Date of Issue	Maturity Date	Amount Outstanding		Coupon Rate	Canadian Dollars
CPP-68	1-Jun-19	1-Jun-24	12,427,000	CAD	1.98	12,427,000
CPP-69	5-Jun-19	5-Jun-24	15,000,000	CAD	1.98	15,000,000
CPP-46	5-Jun-14	5-Jun-24	15,000,000	CAD	2.90	15,000,000
CPP-48	1-Dec-14	1-Dec-24	6,000,000	CAD	2.71	6,000,000
CHC-31	10-Apr-05	10-Apr-25	1,700,000	CAD	5.05	1,700,000
CPP-31	3-Dec-10	3-Dec-25	50,000,000	CAD	4.15	50,000,000
CPP-34	1-Mar-11	1-Mar-26	3,000,000	CAD	4.33	3,000,000
CPP-37	4-Jul-11	4-Jul-26	3,000,000	CAD	3.85	3,000,000
CPP-7	8-Aug-06	8-Aug-26	7,330,000	CAD	4.86	7,330,000
CPP-59	12-Mar-17	12-Mar-27	16,559,000	CAD	2.68	16,559,000
CPP-13	10-Apr-07	10-Apr-27	2,200,000	CAD	4.60	2,200,000
CPP-79	3-Nov-23	3-Dec-29	5,000,000	CAD	4.59	5,000,000
CPP-80	1-Dec-23	3-Dec-29	7,000,000	CAD	4.01	7,000,000
CPP-78	4-Jul-23	4-Jul-30	6,000,000	CAD	4.04	6,000,000
CPP-30	3-Dec-10	3-Dec-30	9,000,000	CAD	4.32	9,000,000
CPP-44	1-Dec-13	1-Dec-33	9,800,000	CAD	3.94	9,800,000
CPP-47	5-Jun-14	5-Jun-34	13,100,000	CAD	3.51	13,100,000
CPP-1	10-Jul-05	10-Jul-35	14,147,000	CAD	4.71	14,147,000
CPP-50	12-Dec-15	12-Dec-35	2,407,000	CAD	3.29	2,407,000
CPP-51	10-Jan-16	10-Jan-36	2,400,000	CAD	3.18	2,400,000
CPP-53	9-May-16	9-May-36	22,010,000	CAD	3.17	22,010,000
CPP-54	2-Jun-16	2-Jun-36	23,557,000	CAD	3.18	23,557,000
CPP-56	4-Jul-16	4-Jul-36	15,552,000	CAD	2.93	15,552,000
CPP-57	3-Nov-16	3-Nov-36	4,575,000	CAD	2.94	4,575,000
CPP-73	3-Nov-21	3-Nov-36	1,525,000	CAD	2.49	1,525,000
CPP-74	1-Dec-21	1-Dec-36	3,900,000	CAD	2.70	3,900,000
CPP-60	10-Apr-17	10-Apr-37	2,800,000	CAD	3.20	2,800,000
CPP-61	11-May-17	11-May-37	2,600,000	CAD	3.02	2,600,000
CPP-62	11-Jun-17	11-Jun-37	18,991,000	CAD	2.85	18,991,000
CPP-75	13-Jun-22	11-Jun-37	3,900,000	CAD	4.11	3,900,000
CPP-64	3-Mar-18	3-Mar-38	5,000,000	CAD	3.15	5,000,000
CPP-19	11-Jul-08	11-Jul-38	23,684,000	CAD	4.71	23,684,000
CPP-70	1-Sep-19	1-Sep-39	4,500,000	CAD	2.39	4,500,000
CPP-71	1-Dec-19	1-Dec-39	33,000,000	CAD	2.46	33,000,000
CPP-72	1-Mar-20	1-Mar-40	5,093,000	CAD	2.20	5,093,000
CPP-49	1-Mar-15	1-Mar-40	10,174,000	CAD	2.77	10,174,000
CPP-29	3-May-10	3-May-40	13,000,000	CAD	4.80	13,000,000
CPP-63	1-Mar-18	1-Mar-41	4,600,000	CAD	3.16	4,600,000
CPP-52	1-Mar-16	1-Mar-41	10,718,000	CAD	3.29	10,718,000
CPP-55	3-Jun-16	3-Jun-41	5,000,000	CAD	3.21	5,000,000
CPP-41	1-Mar-12	1-Mar-42	76,300,000	CAD	3.44	76,300,000
CPP-77	6-Jul-22	6-Jul-42	50,000,000	CAD	4.32	50,000,000
CPP-76	6-Jul-22	6-Jul-42	12,705,000	CAD	4.32	12,705,000

			$554,254,000			$554,254,000

Other Term Debt

Series	Date of Original Issue	Maturity Date	Amount Outstanding		Coupon Rate	Canadian Dollars
N/A	8-Jun-22	8-Jun-27	1,000,000,000	USD	3.51	1,266,800,000
N/A	1-Mar-22	1-Mar-32	100,000,000	CHF	2.73	137,931,034
N/A	13-Dec-21	13-Dec-41	120,000,000	EUR	2.66	174,500,000
N/A	6-Oct-20	6-Oct-50	115,000,000	EUR	2.08	$179,779,500
N/A	Various	Various	201,509,745	CAD	Various	201,509,745

			1,536,509,745			$1,960,520,279

[1]

The Canada Pension Plan (CPP) is a compulsory national pension plan in which residents of all provinces, except Quebec, participate. Provincial securities sold to the CPP prior to July 1, 2005, are payable 20 years after their respective dates of issue. Effective July 1, 2005, no new loan capital is available to provinces. However, provinces are permitted to roll over maturing securities and may choose the term of the new securities within the parameters of not less than five years and not more than 30 years. The securities are not negotiable, not transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice when he deems it necessary in order to meet the requirements of the Canada Pension Plan or at the option of the Province with at least one month prior notice to the Minister of Finance of Canada

[2]

Sinking funds are required for debt with a term of 10 years or more. Sinking Fund investments consist primarily of debentures of the Province of Saskatchewan, other provincial governments and the Government of Canada.

[3]

The Province has executed currency swap contracts to convert any foreign-denominated debt into Canadian-denominated debt. This debt is reflected in the above list in Canadian dollars using the foreign exchange rate effective in the swap contract.

ANNEX B—VOLUME 1 OF THE PUBLIC ACCOUNTS

FOR THE YEAR ENDED MARCH 31, 2024

See attached.

B-1

Public Accounts 2023-24 Volume 1 Summary Financial Statements

2023-24 Public Accounts of Saskatchewan Volume 1

Contents

3	Letters of Transmittal
4	Introduction to the Public Accounts

Financial Statement Discussion and Analysis
7	Highlights
12	Assessment of Fiscal Health
17	Details
38	Risks and Uncertainties

Summary Financial Statements
41	Responsibility for the Summary Financial Statements
43	Independent Auditor’s Report
47	Statement of Financial Position
48	Statement of Operations
49	Statement of Accumulated Operating Deficit
49	Statement of Accumulated Remeasurement Gains and Losses
50	Statement of Change in Net Debt
51	Statement of Cash Flow
52	Notes to the Financial Statements

Schedules to the Financial Statements
67	Accounts Receivable
67	Loans Receivable
68	Investment in Government Business Enterprises
70	Sinking Fund Investments
72	Portfolio Investments
73	Accounts Payable and Accrued Liabilities
74	Unearned Revenue
75	Pension Liabilities
76	Public Debt
78	Obligations Under Long-Term Financing Arrangements
79	Other Liabilities
80	Tangible Capital Assets
81	Inventories Held for Consumption
82	Revenue
83	Expense by Object
83	Financing Charges
84	Segmented Reporting
86	Supplemental Cash Flow Information
87	Government Reporting Entity

90	Glossary of Terms

Letters of Transmittal

Regina, Saskatchewan

June 2024

To His Honour

The Honourable Russell B. Mirasty

Lieutenant Governor of Saskatchewan

Your Honour:

I have the honour to submit Volume 1 of the Public Accounts of the Government of Saskatchewan for the fiscal year ended March 31, 2024.

Respectfully submitted,

DONNA HARPAUER
Deputy Premier and
Minister of Finance

Regina, Saskatchewan

June 2024

The Honourable Donna Harpauer

Deputy Premier and

Minister of Finance

We have the honour to present Volume 1 of the Public Accounts of the Government of Saskatchewan for the fiscal year ended March 31, 2024.

Respectfully submitted,

MAX HENDRICKS	CHRIS BAYDA
Deputy Minister of Finance	Provincial Comptroller

Government of Saskatchewan Public Accounts 2023-24	3

Introduction to the Public Accounts

Introduction to the Public Accounts

The 2023-24 Public Accounts of the Government of Saskatchewan (the Government) are prepared in accordance with the Financial Administration Act, 1993 and consist of two volumes. The Government is responsible for the integrity and objectivity of the information presented in these two volumes.

Volume 1

Financial Statement Discussion and Analysis provides users of the Government’s Summary Financial Statements with an overview of the Government’s performance by presenting comparative financial highlights and variance analysis. The information in the financial statement discussion and analysis should be read in conjunction with the Summary Financial Statements.

Summary Financial Statements provide an accounting of the full nature and extent of the financial affairs and resources of the Government. This includes the financial results of the General Revenue Fund, Crown corporations, boards and other entities controlled by the Government. A listing of all entities controlled by the Government, collectively referred to as the government reporting entity, is provided in schedule 19 of the Summary Financial Statements.

Volume 2

Volume 2 contains the following unaudited financial information:

•	General Revenue Fund schedules and details;

•	General Revenue Fund capital asset acquisitions schedule and details;

•	revolving fund expenditure details;

•	summary listing of payees who provided goods and services and capital assets of $50,000 or more to the General Revenue Fund and revolving funds during the fiscal year;

•	assets, liabilities and residual balances of pension plans and trust funds administered by the Government;

•	remissions of taxes and fees; and

•	road-use fuel tax accountability revenues and expenditures.

The Public Accounts, including the Compendiums, are available on the Government of Saskatchewan’s website.

The Compendium of Financial Statements contains the financial statements of various government agencies, boards, commissions, pension plans, special purpose funds and institutions, as well as Crown corporations which are accountable to Treasury Board.

The Compendium of Payee Details contains the payee details of all Summary Financial Statement entities, except Crown Investments Corporation of Saskatchewan and its subsidiaries.

In addition, the financial statements and payee details of Crown corporations and wholly-owned subsidiaries that are accountable to the Crown Investments Corporation of Saskatchewan (CIC) Board can be found on CIC’s website.

4	Government of Saskatchewan Public Accounts 2023-24

Financial Statement Discussion and Analysis

Financial Statement Discussion and Analysis

Financial Statement Discussion and Analysis

Highlights

Introduction

The Financial Statement Discussion and Analysis (FSD&A) provides an overview of the Government’s financial performance and information to report on the Government’s accountability for the resources entrusted to it. The FSD&A is intended to assist users of the Summary Financial Statements (SFS) in their assessment of the Government’s fiscal health. The Government is responsible for the integrity and objectivity of this discussion and analysis.

This information should be read in conjunction with the SFS which include the financial activities of all government-controlled entities, collectively referred to as the government reporting entity. A complete listing of the public sector entities included in the government reporting entity is provided in schedule 19 of the SFS.

Financial Results

In 2023-24, the Government reports an operating surplus of $182 million, $1.40 billion less than the operating surplus reported in the prior year and $835 million less than the budgeted surplus. Significant decreases in non-renewable resources revenue combined with higher crop insurance payments when compared to the prior year and budget contribute to the Government’s diminished fiscal results for the year.

Overall revenue is greater than both the prior year and budget with a $398 million and $1.32 billion increase over the prior year and budget respectively. Revenue increased across all sources except for non-renewable resources, with significant increases in taxation and other own-source revenues primarily from greater-than-expected taxpayer assessments and revenue from the expanded Output-Based Performance Standards.

Total expense is higher than both the prior year and budget with a $1.80 billion and $2.15 billion increase over the prior year and budget respectively. Agriculture expense saw the most notable increase as continued drought conditions in some areas of the province resulted in higher crop insurance payouts. Additionally, health expense was higher as a result of increased demand for medical and support services.

The Government continues to invest in infrastructure, with significant investment in electricity generation, transmission and distribution assets, communication networks and other investments. The $3.16 billion capital investment during 2024 was used to replace aging infrastructure and invest in capital projects to meet the demand resulting from growth and to improve safety.

The Government’s overall financial position as at March 31, 2024 is an accumulated deficit of $1.12 billion.

Government of Saskatchewan Public Accounts 2023-24	7

Financial Statement Discussion and Analysis

Highlights

At a Glance

Financial Results

(millions of dollars)

				Increase (Decrease)
	2024		2023	from
	Budget	Actual	Actual	Budget	2023 Actual
Revenue	19,678	20,993	20,595	1,315	398
Expense	18,660	20,811	19,014	2,151	1,797

Operating Surplus	1,018	182	1,581	(835)	(1,399)

Net Debt	(13,758)	(14,347)	(14,598)	588	(251)

Accumulated Deficit[1]	(549)	(1,124)	(1,604)	575	(480)

[1] Comprised of:
Accumulated operating deficit	(549)	(1,416)	(1,771)	866	(355)
Accumulated remeasurement gains	—	292	167	292	125

Accumulated Deficit	(549)	(1,124)	(1,604)	575	(480)

Totals may not add due to rounding.

8	Government of Saskatchewan Public Accounts 2023-24

Financial Statement Discussion and Analysis

Highlights

Operating Surplus (Deficit)

The operating surplus (deficit) represents the amount by which revenue exceeds expense (expense exceeds revenue) for the fiscal period.

Operating Surplus (Deficit)

The 2024 SFS report an operating surplus of $182 million, a $1.40 billion decline from the $1.58 billion surplus reported in the previous year. The year-over-year decline in operating results is mainly attributable to a significant increase in overall expenses partially offset by a small increase in overall revenue. Notable increases in expenses include the agriculture, health and education themes. There is an increase in all revenue categories except non-renewable resources revenue, which experienced a significant decline.

Compared to the budget, the operating surplus is $835 million less than expected. The decline from budget is mainly attributable to higher-than-budgeted expenses partially offset by higher-than-budgeted revenue. All expense themes exceed budget. All revenue categories are greater-than-budget except for non-renewable resources.

(millions of dollars)

Accumulated (Deficit) Surplus

An accumulated (deficit) surplus represents a government’s reported net economic (shortfall) resources. An accumulated (deficit) surplus indicates that a government (requires) has additional resources to provide future services.

Accumulated (Deficit) Surplus

At March 31, 2024, the Government reported an accumulated deficit of $1.12 billion, an improvement of $480 million over the previous year’s accumulated deficit. This improvement is largely due to the operating surplus and an adjustment to opening accumulated deficit for the impact of adopting new accounting standards.

The accumulated deficit is $575 million higher than budgeted mainly due to the lower-than-budgeted operating surplus.

(billions of dollars)
* Beginning in 2023, accumulated (deficit) surplus includes accumulated remeasurement gains (losses).

Government of Saskatchewan Public Accounts 2023-24	9

Financial Statement Discussion and Analysis

Highlights

Net Debt

Net debt provides a measure of the future revenue that is required to pay for past transactions and events.

Net Debt

The net debt at March 31, 2024 is $14.35 billion, an improvement of $251 million over the prior year. This year-over-year improvement is primarily due to the operating surplus, net remeasurement gains and an adjustment to the opening accumulated deficit for the impact of adopting new accounting standards.

Net debt is $588 million greater than budgeted, primarily due to the lower-than-expected surplus reported in the current year.

(billions of dollars)

The net debt of the SFS is:

•	the accumulated (deficit) surplus, representing the sum of all current and prior years’ operating results and accumulated remeasurements; and

•	the investment in non-financial assets, primarily representing the Government’s investment in highways and facilities to deliver health and educational services.

Net Debt Components

(millions of dollars)

	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Accumulated (deficit) surplus	3,074	1,495	372	176	155	(191)	(1,368)	(2,832)	(1,604)	(1,124)
Investment in non-financial assets	(8,626)	(9,394)	(10,564)	(11,464)	(11,984)	(12,098)	(12,315)	(12,656)	(12,994)	(13,223)

Net Debt	(5,552)	(7,899)	(10,192)	(11,288)	(11,829)	(12,289)	(13,683)	(15,488)	(14,598)	(14,347)

Totals may not add due to rounding

10	Government of Saskatchewan Public Accounts 2023-24

Financial Statement Discussion and Analysis

Highlights

Investment in Infrastructure

The Government invests in infrastructure by:

•	investing in government-owned capital; and

•	providing transfers to third parties, including municipalities and universities, for capital purposes.

Investment in Infrastructure

During 2023-24, the Government invested $3.16 billion in government-owned infrastructure: $1.88 billion for Government Business Enterprises (GBEs) to build new and maintain existing infrastructure and $1.28 billion to meet the capital requirements of government service organizations (GSOs). In addition, $516 million was provided to third parties to fund their capital needs.

Investment in government-owned infrastructure is up from the average of the previous nine years of $2.69 billion and is $89 million less than budget.

(billions of dollars)

Credit Rating

Credit Ratings – March 2024

Rating Agency[1]
Jurisdiction	Moody’s Ratings	S&P Global Ratings	Morningstar DBRS
British Columbia	Aaa	AA (neg)	AA (high)
Alberta	Aa2	AA-	AA
Saskatchewan	Aa1	AA	AA (low)
Manitoba	Aa2	A+	A (high)
Ontario	Aa3 (pos)	A+ (pos)	AA (low) (pos)
Quebec	Aa2	AA-	AA (low)
New Brunswick	Aa2 (pos)	A+ (pos)	A (high)
Nova Scotia	Aa2	AA-	A (high)
Prince Edward Island	Aa2	A (pos)	A
Newfoundland & Labrador	A1	A	A

Ratings reflect the latest credit ratings available at March 31, 2024.

[1]

The rating agencies assign letter ratings to borrowers. The major A bracket categories, in descending order of credit quality, are: AAA/Aaa; AA/Aa; A. The ‘1’ , ‘2’ , ‘3’ , ‘high’ , ‘low’ , ‘-’ , and ‘+’ modifiers show relative standing within the major categories with (pos)/(neg) representing a positive/negative outlook or trend. For example, AAA exceeds AA, Aa1 exceeds Aa2 and AA exceeds AA-.

The Government obtains a credit rating from the three major credit rating agencies: Moody’s Ratings; S&P Global Ratings; and Morningstar DBRS. Overall, Saskatchewa’s credit rating from the three major credit rating agencies ranks second highest among the Canadian provinces.

Government of Saskatchewan Public Accounts 2023-24	11

Financial Statement Discussion and Analysis

Assessment of Fiscal Health

A government’s fiscal management can be gauged through an assessment of its fiscal health in the context of the overall economic and financial environment. Fiscal health describes a government’s ability to meet its existing financial obligation with respect to its service commitments to the public and its financial commitments to creditors, employees and others. The assessment of the Government’s fiscal health considers sustainability, flexibility and vulnerability on the basis of the following indicators:

Sustainability

•	Accumulated (deficit) surplus to the Province’s gross domestic product (GDP)

•	Net debt to the Province’s GDP

•	Net debt to total revenue

•	Net debt per capita

Flexibility

•	Financing charges to total revenue

•	Own-source revenue to the Province’s GDP

Vulnerability

•	Non-renewable resources revenue to total expense

•	Transfers from the federal government to total revenue

•	Foreign currency debt to net debt

Sustainability

Sustainability is the degree to which a government can maintain its existing level of spending and meet its existing debt obligations.

Accumulated (Deficit) Surplus to the Province’s GDP	The decrease in this ratio from 2015 to 2017 was mainly a result of market-driven variables, such as low oil prices. The return to relatively stable ratios from 2018 to 2020 reflects the revenue stability and cost control measures introduced in the 2017-18 Budget. A decline in this ratio in 2021 and 2022 was primarily due to the adverse effect of the COVID-19 pandemic on government operations and the economy. In 2022, record drought-related crop insurance claim payouts further adversely impacted the accumulated deficit. The improvement in the ratio in 2023 was the combination of growth in the GDP due to a strengthening provincial economy and a significant decrease in the accumulated deficit, largely due to the operating surplus. The slight improvement in the ratio for 2024 is mainly a result of the reduction in the accumulated deficit, largely due to the operating surplus, net remeasurement gains and the adoption of new accounting standards.

(per cent)

The accumulated (deficit) surplus measures the sum of all current and prior years’ operating results and accumulated remeasurements. GDP is a measure of the value of the goods and services produced during a year, indicating the size of the provincial economy. GDP reflects the latest figures available for the current and prior years based on data produced by Statistics Canada. The indicator takes a long-term view of government finances. The trend of accumulated (deficit) surplus as a percentage of GDP indicates whether the accumulated (deficit) surplus is changing faster or slower than the growth or decline in the economy and provides insight into the Government’s fiscal strategy in the context of the economy.

12	Government of Saskatchewan Public Accounts 2023-24

Financial Statement Discussion and Analysis

Assessment of Fiscal Health

Sustainability (continued)

Net Debt to the Province’s GDP	The rise in this ratio from 2015 to 2017 was mainly a result of market-driven variables, such as low oil prices, together with the Government’s continued investment in infrastructure. The return to relatively stable ratios from 2018 to 2020 reflected the revenue stability measures introduced in the 2017-18 Budget and a strengthening provincial economy. A rise in this ratio in 2021 was primarily due to the adverse effect of the COVID-19 pandemic on government operations and the economy. The ratio stabilized in 2022 as an overall improvement in the economy and a corresponding growth in GDP was offset by an increase in net debt. A decline in the ratio in 2023 was a result of a continued strengthening of the economy, the corresponding GDP growth and a reduction in net debt primarily due to the operating surplus. The ratio in 2024 reflects economic stability with a relatively unchanged GDP.

(per cent)

Net debt is the difference between a government’s financial assets and liabilities and represents the future revenue that is required to pay for past transactions and events. Net debt as a percentage of the Province’s GDP provides a measure of the level of financial demands placed on the economy by the Government’s spending and taxation policies. A lower net debt to GDP ratio is desired and indicates higher sustainability.

Net Debt to Total Revenue	Over the last 10 years, the Government’s net debt as a percentage of total revenue has increased. The fall in revenue, tied to low oil and potash prices in 2016 and 2017, resulted in an upward trend. Responsible spending, efforts to reduce reliance on non-renewable resource revenues as well as more favourable non-renewable resource revenues slowed this upward trend from 2018 to 2020. A rise in this ratio in 2021 was primarily due to the adverse effect of the COVID-19 pandemic on government operations and the economy, negatively impacting both net debt and total revenue. Decreases in this ratio from 2022 to 2024 are primarily due to an overall improvement in the economy resulting in an increase in total revenue and decreases in net debt over the same period. 2024 shows a smaller decrease in the ratio due to relatively lower non-renewable resource revenues.

(per cent)

Another measure of a government’s sustainability is net debt as a percentage of total revenue. Net debt provides a measure of the future revenue that is required to pay for past transactions and events. A lower net debt to revenue ratio indicates higher sustainability, as less time is required to eliminate net debt.

Government of Saskatchewan Public Accounts 2023-24	13

Financial Statement Discussion and Analysis

Assessment of Fiscal Health

Sustainability (continued)

Net Debt per Capita	The overall increase in this ratio over the previous 10 years is the result of an increase in net debt that exceeds the growth in the Province’s population over the same period. The increase from 2015 to 2017 was mainly a result of market-driven variables, such as low oil prices, together with the Government’s investment in infrastructure. The return to relatively stable ratios from 2018 to 2020 reflected the revenue stability measures in place and a strengthening provincial economy. A rise in this ratio in 2021 was primarily due to the adverse effects of the COVID-19 pandemic. A further increase in this ratio in 2022 primarily reflected record drought-related crop insurance claims. A decrease in the ratio in 2023 was due to the decrease in net debt resulting from a continued strengthening of the economy, with increases in non-renewable resources and taxation revenues and a decrease from the prior year record high crop insurance payouts. The ratio remains relatively constant in 2024.

(thousands of dollars)

Figures are based on Statistics Canada first quarter estimates representing the population at January 1 of each year.

Net debt per capita represents the net debt attributable to each Saskatchewan resident. A rise in this ratio indicates the debt burden per resident has grown.

Flexibility

Flexibility is the extent to which a government has room to maneuver in terms of increasing its debt or tax burden on the economy.

Financing Charges to Total Revenue	Between 2015 and 2020 this ratio was relatively consistent. A rise in this ratio in 2021 was due to both an increase in interest costs tied to COVID-related borrowing and a decrease in total revenue tied to the adverse impact of the COVID-19 pandemic on the provincial economy. In 2022, this ratio returned to pre-pandemic levels with an increase in total revenue relative to the increase in financing charges and has since remained consistent. In 2024, the Government spent approximately 4.0 cents of each dollar of revenue on financing charges.

(per cent)

A financing charges to total revenue ratio, often referred to as the interest bite, indicates the proportion of provincial revenue that is required to pay financing charges and therefore is not available to pay for essential public services and programs. A lower ratio means that there is more money available to provide government services.

14	Government of Saskatchewan Public Accounts 2023-24

Financial Statement Discussion and Analysis

Assessment of Fiscal Health

Flexibility (continued)

Own-Source Revenue to the Province’s GDP	Own-source revenue as a percentage of GDP remained relatively constant between 2015 and 2021 indicating the Government had not significantly changed its demands on the provincial economy over that time. In 2022, the significant increase in own-source revenue, largely from insurance, relative to the Province’s GDP growth pushed this ratio up, decreasing the Government’s flexibility to increase own-source revenue without impacting the economy. In 2023, the ratio declined with increases in own-source revenue and a decline in the Province’s GDP. In 2024 the ratio remains relatively constant, as decreased non-renewable resource revenues were offset by increases in all other categories of own-source revenue.

(per cent)

This ratio measures the extent to which the Government is taking income out of the provincial economy, through taxation, non-renewable resources revenue or user fees. An increase in this ratio indicates that the Government’s own-source revenue is growing faster than the economy, reducing the Government’s flexibility to increase revenue without slowing the growth of the provincial economy.

Vulnerability

Vulnerability is the extent to which a government is dependent on, or exposed to, risks associated with sources of funding outside its control.

Non-Renewable Resources Revenue to Total Expense

In Saskatchewan, non-renewable resources revenue is an important but volatile source of revenue.

A decline in this ratio in 2021 was primarily due to the adverse effect of the COVID-19 pandemic on the economy and government operations. In 2022 and 2023, this ratio increased significantly due to an overall improvement in the economy and a corresponding increase in all categories of non-renewable resources revenue, with the largest increases in potash, oil and gas and resource surcharges combined with reduced expenses. In 2024 there is a significant decline in non-renewable resources revenue, mainly from potash sales and oil and gas surcharges. The decreased ratio indicates the Government was less reliant on non-renewable resources to fund expenses.

(per cent)

Non-renewable resources revenue is affected by price and sales factors that are beyond a government’s direct control. Non-renewable resources revenue as a percentage of total expense is therefore an indicator of how vulnerable the Province is as a result of its dependence on non-renewable resources revenue to fund its expenses.

Government of Saskatchewan Public Accounts 2023-24	15

Financial Statement Discussion and Analysis

Assessment of Fiscal Health

Vulnerability (continued)

Transfers from the Federal Government to Total Revenue	In 2024, 17.3 per cent of the Government’s revenue came from the federal government with the remainder coming from Saskatchewan sources. Between 2015 and 2020, the Government’s ability to fund essential programs and services from own-source revenue remained fairly stable with the exception of significant one-time infrastructure transfers from the federal government received in 2017. An increase in this ratio in 2021 was primarily due to the adverse impact of the COVID-19 pandemic on the economy and the resulting support received from the federal government. In 2022 and 2023, the decrease in this ratio was primarily due to increases in own-source revenue, mainly from non-renewable resources and taxation outpacing increases in transfers from the federal government. For 2023, the ratio returned to pre-pandemic levels and remains relatively constant through 2024.

(per cent)

The Government does not control the amount of federal transfers that it receives each year. Transfers from the federal government as a percentage of total revenue is therefore an indicator of the degree of vulnerability the Government has as a result of reliance on the federal government for revenue. Generally, a decreasing ratio indicates that a government is less reliant on federal transfers to fund its programs, making it less vulnerable.

Foreign Currency Debt to Net Debt

The ratio of foreign currency debt to net debt is an indicator of the degree of vulnerability a government has to currency rate fluctuations. Where the Government holds debt that is issued in foreign currencies it uses cross-currency swaps, a hedging strategy, to effectively convert this debt to Canadian dollar debt. At March 31, 2024, this ratio is nil due to the Government’s hedging strategies. Over the last 10 years, exposure to currency rate fluctuations on foreign currency debt has been minimal. Decreasing this exposure through the use of hedging activities mitigates the risk of debt and financing charges changing due to changes in foreign currency rates.

16	Government of Saskatchewan Public Accounts 2022-23

Financial Statement Discussion and Analysis

Details

Revenue

Total revenue is $20.99 billion in 2024, 17.3 per cent of which represents transfers from the federal government, with the remaining 82.7 per cent being own-source revenue.

Revenue by Source – 2024 ($20.99 billion)
(per cent)

Revenue by Source – Percentage of Total Revenue

(per cent)

*   In 2024, key components of “other own-source revenue” include fees (7%), insurance (2%), Output-Based Performance Standards (2%), investment income (1%) and transfers from other governments (1%).

Government of Saskatchewan Public Accounts 2023-24	17

Financial Statement Discussion and Analysis

Details

Revenue (continued)

Revenue by Source – Comparison to Budget and Prior Year	Total revenue of $20.99 billion in 2024 represents year-over-year and actual-to-budget increases of $398 million, or 1.9 per cent, and $1.32 billion, or 6.7 per cent, respectively. As compared to prior year and budget, there are increases in all revenue sources except non-renewable resources, for which a significant decline is reported.

(billions of dollars)

*   In 2024 Actual, key components of “other own-source revenue” include fees ($1.47 billion), insurance ($498 million), Output-Based Performance Standards ($459 million), investment ($268 million) and transfers from other governments ($85 million).

18	Government of Saskatchewan Public Accounts 2023-24

Financial Statement Discussion and Analysis

Details

Revenue (continued)

Taxation Revenue – Comparison to Budget and Prior Year	Taxation revenue is $10.65 billion in 2024, an increase of $840 million, or 8.6 per cent, over 2023 and $1.02 billion, or 10.6 per cent, over budget. These are largely due to increases in corporation income, individual income and provincial sales taxes.
(billions of dollars) * In 2024 Actual, key components of “other” include fuel ($475 million) and tobacco ($145 million).

Individual income tax

The year-over-year and actual-to-budget increases are primarily due to:

•	an increase in taxable income due to high compensation growth.

This increase is partially offset by:

•	a reduction in prior-year assessments that resulted in lower payments in the current year.

Provincial sales tax

The year-over-year and actual-to-budget increases are primarily due to:

•	a continuation of growth in the Saskatchewan economy, particularly in the construction, retail, service and motor/recreational vehicle sectors; and

•	inflation and population growth.

Corporation income tax

The year-over-year and actual-to-budget increases are primarily due to:

•	greater-than-expected 2022 taxpayer assessments resulting in a significantly higher positive prior year adjustment than reported in 2023; and

•	improved corporate profitability in 2023.

Property tax

The year-over-year increase is primarily due to:

•	growth in assessments.

The actual-to-budget decrease is primarily due to:

•	lower-than-budget assessment growth for commercial, resource and residential property classes.

Government of Saskatchewan Public Accounts 2023-24	19

Financial Statement Discussion and Analysis

Details

Revenue (continued)

Other tax (including fuel, tobacco and other miscellaneous tax)

The year-over-year and actual-to-budget decreases are primarily due to:

•	a decrease in corporation capital tax, primarily reflecting weaker results from financial institutions;

•	lower-than-budgeted fuel tax, primarily due to lower-than-expected gasoline, diesel and dyed diesel consumption and greater-than-expected Gasoline Competition Assistance Program rebates; and

•	lower tobacco tax as a result of reduced consumption.

These decreases are partially offset by:

•	an increase in insurance premiums tax, primarily due to an increase in sales of insurance products; and

•	an increase in cannabis tax as a result of higher consumption.

20	Government of Saskatchewan Public Accounts 2023-24

Financial Statement Discussion and Analysis

Details

Revenue (continued)

Non-Renewable Resources Revenue – Comparison to Budget and Prior Year	In 2024, non-renewable resources revenue is $2.45 billion, a decrease of $2.15 billion, or 46.8 per cent, from 2023 and an $895 million, or 26.8 per cent, decrease when compared to budget. The decreases over both the prior year and budget are primarily related to potash and resource surcharge.
(billions of dollars)

Oil & natural gas

The year-over-year decrease is primarily due to:

•	a lower average Canadian dollar well-head oil price in Saskatchewan of $79.96 per barrel in 2024, compared to $91.31 per barrel in the prior year. This decrease in price is due to:

•	a lower average U.S. dollar West Texas Intermediate (WTI) oil price; partially offset by

•	a lower average exchange rate: and

•	a modest decline in oil production.

The actual-to-budget increase is primarily due to:

•	a greater-than-budgeted average Canadian dollar well-head oil price in Saskatchewan of $79.96 per barrel, compared to the $78.07 per barrel at budget. This greater-than-expected price is due to:

•	a lower-than-budgeted average exchange rate; and

•	a lower-than-budgeted light-heavy oil blend differential; partially offset by

•	a lower average U.S. dollar WTI oil price.

These increases are partially offset by:

•	lower-than-budgeted oil production.

Potash

The year-over-year and actual-to-budget decreases are primarily due to:

•	the average mine netback price decreasing from $1,205 per K2O tonne in 2023 and $814 per K2O tonne at budget to $639 per K2O tonne in 2024. This is driven, in part, by increased global supply due to the lifting of sanctions on foreign products.

These decreases are partially offset by:

•	an increase in sales volume from 13.9 million K2O tonnes in the prior year and 15.3 million K2O tonnes at budget to 15.4 million K2O tonnes in 2024; and

•	a decline in the average exchange rate.

Resource surcharge

The year-over-year and actual-to-budget decreases are primarily due to:

•	a decrease in the potash and oil and gas sectors, largely reflecting lower year-over-year prices in both sectors, lower-than-expected prices in the potash sector and lower-than-expected production volumes in the oil and gas sector.

These decreases are partially offset by:

•	an increase in the uranium sector, primarily due to higher average prices.

Government of Saskatchewan Public Accounts 2023-24	21

Financial Statement Discussion and Analysis

Details

Revenue (continued)

Other non-renewable resources

The year-over-year and actual-to-budget increases are primarily due to:

•	an increase in mineral disposition public offerings due to increased competition for oil mineral rights.

In addition, the increase over budget is partially offset by:

•	lower-than-budgeted royalties across all minerals.

22	Government of Saskatchewan Public Accounts 2023-24

Financial Statement Discussion and Analysis

Details

Revenue (continued)

Net Income from GBEs – Comparison to Budget and Prior Year	Net income from GBEs is $901 million in 2024, an increase of $651 million, or 260.2 per cent, over 2023 and $372 million, or 70.4 per cent, over budget. These increases are mainly due to increases in both the utility and the insurance and financing sectors.
(millions of dollars)

Liquor and gaming

The year-over-year decrease is primarily due to:

•	the restructuring of the distribution of gaming funds; and

•	a decrease in the gross margin on wholesale liquor sales.

These decreases are partially offset by:

•	a prior year loss, related to discontinuing retail liquor operations; and

•	an increase in:

•	auctioned permits for private liquor stores; and

•	slot and on-line gaming activities.

The actual-to-budget increase is primarily a result of:

•	greater-than-budgeted revenue for auctioned permits for private liquor stores;

•	higher-than-budgeted gross margin on wholesale liquor sales; and

•	greater-than-expected gaming profits in all but on-line gaming activities.

These increases are partially offset by:

•	a higher-than-budgeted distribution of gaming funds tied to the greater-than-expected gaming profits.

Utility

The year-over-year increase is primarily due to:

•	an increase in electricity sales due to average rate increases and higher demand, particularly in the pipeline, potash and refinery sectors;

•	a favourable price variance on fuel and purchased power costs, partially offset by an unfavourable fuel mix with a decline in percentage usage of lower cost hydro fuel;

•	an increase in CO2 sales;

•	new funding for the Regina Regional Non-Potable Water Supply System project;

•	growth in sales of telecommunication wireless network services and equipment, customer premise equipment and fixed broadband and data services;

•	a favourable commodity market value adjustment on natural gas purchases; and

•	higher costs in the prior year for decommissioning and an arbitration settlement.

These increases are partially offset by:

•	an increase in operating and maintenance costs attributable to increased staffing to support a greater volume of business grade telecommunication equipment sales, energy transition and distribution transformation initiatives and a general growth in the customer base; and

Government of Saskatchewan Public Accounts 2023-24	23

Financial Statement Discussion and Analysis

Details

Revenue (continued)

Utility (continued)

•	a decreased margin on natural gas sales resulting from:

•	a decrease in demand due to a warmer winter; and

•	a decrease in asset optimization opportunities with less market volatility and lower prices in the current year compared to the previous; partially offset by

•	reduced commodity rates and lower natural gas prices.

The increase over budget is primarily due to:

•	higher-than-expected export power sales where higher-than-expected prices more than offset lower-than-projected sales volumes;

•	lower-than-expected fuel and purchased power costs driven by lower-than budgeted natural gas prices and generation volumes; and

•	a better-than-anticipated margin on natural gas sales primarily due to declining commodity market prices and warmer-than-normal weather patterns impacting both the amount of natural gas purchased and sold.

Insurance and financing

The year-over-year and actual-to-budget increases are primarily due to:

•	strong investment returns, particularly in the equity markets;

•	the budgeted impact of adopting a new accounting standard for the insurance industry; and

•	a budgeted improvement in auto and property underwriting results where premium growth along with a decline in claims for catastrophic summer storm events exceeded the incremental costs.

These increases are partially offset by:

•	an increase in insurance contract liabilities resulting from an unfavourable change in valuation discount rates and economic assumptions; and

•	costs associated with on-going corporate transformation across the insurance sector being higher than the prior year, but less than budget, mainly due to the timing of project activities.

24	Government of Saskatchewan Public Accounts 2023-24

Financial Statement Discussion and Analysis

Details

Revenue (continued)

Other Own-Source Revenue – Comparison to Budget and Prior Year	Other own-source revenue is $3.36 billion in 2024, an increase of $784 million, or 30.5 per cent, from 2023 and an increase of $742 million, or 28.4 per cent, when compared to budget. A significant portion of these increases is due to the expansion of the Output-Based Performance Standards to the electricity sector.
(billions of dollars)

Fees

The year-over-year and actual-to-budget increases are primarily due to:

•	an increase in healthcare fees due to higher service volumes, specifically in long-term care, out-of-province services and EMS;

•	the unbudgeted impact on motor vehicle licensing fees of adopting a new revenue accounting standard;

•	an increase in tuition, mainly due to increased international student enrollment; and

•	forestry revenue that was greater-than-budget but less than the prior year.

These increases are partially offset by:

•	a decrease in agricultural land sales and lease revenues; and

•	lower-than-budgeted Treaty Land Entitlement mineral rights.

Insurance

The year-over-year increase is primarily due to:

•	an increase in crop insurance premiums, mainly a result of higher commodity prices.

The actual-to-budget decrease is primarily due to:

•	a lower-than-expected crop insurance premium rate increase based on a lower-than-budgeted assumed price.

Output-Based Performance Standards

The year-over-year and actual-to-budget increases are due to:

•	revenue from the expanded Output-Based Performance Standards, which were new to the electricity sector beginning January 1, 2023, in place of the federal carbon tax.

Investment Income

The year-over-year and actual-to-budget increases are due to:

•	an increase in returns on investments, student loans and other financial instruments primarily due to higher interest rates, partially offset by lower-than-expected sinking fund earnings.

Government of Saskatchewan Public Accounts 2023-24	25

Financial Statement Discussion and Analysis

Details

Revenue (continued)

Other (including transfers from other governments and miscellaneous)

The year-over-year increase is primarily due to:

•	the restructuring of the distribution of gaming funds; and

•	an increase in the forfeitures of security deposits for reclamation of orphaned oil and gas wells.

These year-over-year increases are partially offset by:

•	a decrease in COVID-19 related donations of inventories and supplies provided by the federal government; and

•	a decrease in land sales at the Global Transportation Hub.

The actual-to-budget increase is primarily due to:

•	greater-than-expected forfeitures of security deposits for reclamation of orphaned oil and gas wells;

•	unbudgeted community health-related donations; and

•	an unbudgeted recovery of prior year expenses.

26	Government of Saskatchewan Public Accounts 2023-24

Financial Statement Discussion and Analysis

Details

Revenue (continued)

Transfers from the Federal Government – Comparison to Budget and Prior Year

Federal transfers are $3.63 billion in 2024, an increase of $277 million, or 8.3 per cent, compared to 2023 and $79 million, or 2.2 per cent, when compared to budget. The year-over-year increase is mainly due to an increase in agricultural income stability and healthcare funding, partially offset by a decrease in funding for accelerated reclamation of inactive oil and gas wells. The actual-to-budget increase is primarily due to agricultural income stability funding.

(billions of dollars)

Canadian Health Transfer

The year-over-year increase is primarily due to:

•	a legislated annual increase in the national allocation equal to the greater of three per cent and the three-year moving average of the Canadian nominal GDP growth rate with an adjustment for changes in Saskatchewan’s share of the national population.

The budget-to-actual decrease is primarily due to:

•	changes in Saskatchewan’s share of the national population.

Canadian Social Transfer

The year-over-year and actual-to-budget decreases are primarily due to:

•	changes in Saskatchewan’s share of the national population.

Other transfers from the federal government

The year-over-year and actual-to-budget increases are primarily due to:

•	budgeted funding for Saskatchewan’s share of the new Working Together - Shared Health Priorities agreement;
•	an unbudgeted increase in AgriStability funding, mainly due to lower commodity prices driving up the forecasted 2023 benefits;

•	unbudgeted funding for the new 2023 Canada Saskatchewan Feed program;

•	partially budgeted funding for the new Aging with Dignity agreement;

•	federal reimbursements through the Investing in Canada Infrastructure program which are greater than the prior year but less than budget;

•	funding for Saskatchewan’s share of the Early Learning and Child Care agreement which is greater than the prior year but less than budget;

•	a budgeted increase in federal funding for the Sustainable Canadian Agricultural Partnership;

•	an unbudgeted increase in funding for the National Trade Corridor Fund;

•	a budgeted decrease in Workforce Development agreement funding;

•	a budgeted decrease in a one-time federal pandemic-related health payment;

•	an unbudgeted decrease in National Housing Strategy and Social Housing agreements;

•	disaster assistance funding which is less than the prior year but greater than budget; and

•	a budgeted decrease in funding for the Accelerated Site Closure program due to completion of the program in the prior year.

Government of Saskatchewan Public Accounts 2023-24	27

Financial Statement Discussion and Analysis

Details

Expense

Total expense was $20.81 billion in 2024, 57.3 per cent of which represents spending in the health and education sectors. The SFS report expense by theme and by object, or major type of expense such as salaries and benefits, transfers and operating costs.

Expense by Theme – 2024 ($20.81 billion)

(per cent)

Expense by Theme – Percentage of Total Expense

(per cent)

*   In 2024, key components of “other” include community development (4%), financing charges (4%), transportation (3%), general government (3%), economic development (2%) and environment and natural resources (2%).

28	Government of Saskatchewan Public Accounts 2023-24

Financial Statement Discussion and Analysis

Details

Expense (continued)

Expense by Theme – Comparison to Budget and Prior Year	Total expenses are $20.81 billion in 2024. This
represents an increase of $1.80 billion, or 9.5 per cent,
over the prior year and $2.15 billion, or 11.5 per cent,
over budget. The agriculture, health and education
themes saw the most notable increases. In agriculture,
drought conditions in parts of the province impacted
crop insurance claims and AgriStability benefits.
Increased demands drove a general increase in the cost
of delivering health care. The increase in education is
primarily related to the pension costs associated with
the Teacher’s Superannuation Plan. There is a notable
decrease in the economic development theme related to
the Saskatchewan Affordability Tax Credit distribution in
the prior year.

(billions of dollars)

*   In 2024 Actual, key components of “other” include community development ($875 million), financing charges ($840 million), transportation ($650 million), general government ($563 million), economic development ($370 million) and environment and natural resources ($330 million).

Health

The year-over-year and actual-to-budget increases are primarily due to:

•	increased demand for services resulting in an increase in staffing, overtime, physician services and contracted positions;

•	the settlement of the Saskatchewan Medical Association agreement with physicians;

•	increased expenditures on medical and surgical supplies, lab supplies and drugs due to increased volumes and inflation;

•	increased costs for repairs and maintenance, as well as inflationary pressures on utility costs; and

•	higher utilization of Out-of-Province, Supplementary Health Benefits and Saskatchewan Aids to Independent Living programs.

These increases were partially offset by:

•	lower spending in the Saskatchewan Prescription Drug Plan.

Education

The year-over-year and budget-to-actual increases are primarily due to:

•	increased Teacher’s Superannuation Plan (TSP) pension and benefits costs primarily due to:

•	fully amortized prior year gains;

•	new losses arising from cost of living adjustments for TSP benefit payments as a result of higher inflation rates; and

•	a budgeted increase in the discount rate assumption not being realized;

•	increased year-over-year spending related to the Canada-wide Early Learning and Child Care agreement, although spending on child care is lower than anticipated;

•	increased costs in boards of education related to increased enrollment, negotiated and estimated salary increases, inflationary pressures on supplies and building operations and planned maintenance;

•	increased spending in Saskatchewan Polytechnic, particularly in continuing education and applied research programs;

•	costs related to the first year of operations of the Saskatchewan Distance Learning Corporation; and

•	higher usage of the Saskatchewan Student Aid Fund, as well as higher related interest rates resulting in greater uptake of repayment assistance.

Government of Saskatchewan Public Accounts 2023-24	29

Financial Statement Discussion and Analysis

Details

Expense (continued)

Agriculture

The year-over-year and actual-to-budget increases are primarily due to:

•	severe drought conditions in some areas of the province resulting in a significant unbudgeted increase in crop insurance indemnities paid to producers;

•	lower commodity prices and reduced margins resulting from higher input costs both contributing to an unbudgeted increase in AgriStability benefit costs; and

•	unbudgeted payments to livestock producers under the new 2023 Canada-Saskatchewan Feed Program.

Social services and assistance

The year-over-year increase is primarily due to:

•	increased utilization of the Saskatchewan Income Support and the Saskatchewan Assured Income for Disability programs;

•	increased spending in disability and child and family programs to address utilization pressures as well as expansion and enhancement of services; and

•	increased social housing costs related to maintenance and security and the new Provincial Approach to Homelessness.

The increase over budget is primarily due to:

• increased spending for child and family programs to address utilization pressures.

This increase over budget is partially offset by:

•	lower-than-anticipated funding to community-based organizations due to delays in acquiring contracted services; and

•	lower-than-anticipated utilization of the Saskatchewan Income Support program.

Protection of persons and property

The year-over-year and actual-to-budget increases are primarily due to:

•	an increase in costs associated with wildfires and evacuation activities that significantly exceeded what was anticipated;

•	higher costs in correctional facilities due to higher inmate counts; and

•	increased costs for the RCMP Provincial Police Services agreement.

The year-over-year increases are partially offset by:

•	a decrease in Provincial Disaster Assistance claims resulting from fewer extreme weather events in the current year.

Other expense themes (including community development, financing charges, transportation, general government, economic development and environment and natural resources)

The year-over-year decrease is primarily due to:

•	the Saskatchewan Affordability Tax Credit distributed to Saskatchewan residents in the prior year; and

•	completion of the Accelerated Sites Closure program in the prior year.

This decrease is partially offset by:

•	increased environmental liabilities for clean-up costs at uranium and base metals mine sites;

•	new funding for the Regina Regional Non-Potable Supply System project;

•	increased infrastructure funding to municipalities through the Investing in Canada Infrastructure program;

•	increased First Nations and Métis gaming agreement transfers;

•	increased pension costs for Public Service Superannuation Plan (PSSP) primarily due to losses arising from cost of living adjustments on benefit payments resulting from higher inflation rates, partially offset by gains for an increase in the discount rate assumption;

•	higher municipal and rural revenue sharing grants;

•	an increase in financing charges primarily related to increased borrowing requirements; and

30	Government of Saskatchewan Public Accounts 2023-24

Financial Statement Discussion and Analysis

Details

Expense (continued)

Other expense themes (continued)

•	increased investments in road safety, surface preservation and operational services, partially offset by decreased winter maintenance costs.

The increase from budget is primarily due to:

•	higher-than-budgeted environmental liabilities for clean-up costs at uranium and base metals mine sites;

•	higher-than-expected pension costs for PSSP primarily due to losses arising from cost-of-living adjustments on benefit payments resulting from higher-than-expected inflation rates;

•	higher-than-expected First Nations and Métis gaming agreement transfers;

•	new funding for the Regina Regional Non-Potable Supply System project that was greater than planned;

•	greater-than-expected financing charges primarily related to increased borrowing requirement; and

•	higher-than-budgeted highway winter maintenance costs.

These increases over budget are partially offset by:

•	budgeted Saskatchewan Technology Fund grants that were not distributed as planned;

•	lower-than-anticipated funding to municipalities through the Investing in Canada Infrastructure program; and

•	lower-than-anticipated spending for deferred regional solid waste projects.

Government of Saskatchewan Public Accounts 2023-24	31

Financial Statement Discussion and Analysis

Details

Expense (continued)

Expense by Object – 2024 ($20.81 billion)

(per cent)

*	Transfers are provided to third parties for salaries, capital and other costs.
**	The key component of “other” is amortization of capital assets.

Expense by Object – Percentage of Total Expense

(per cent)

*	Transfers are provided to third parties for salaries, capital and other costs.
**	The key component of “other” is amortization of capital assets.

Expense by Object

(billions of dollars)

*	Transfers are provided to third parties for salaries, capital and other costs.
**	The key component of “other” is amortization of capital assets.

The most significant increases are operating costs of $823 million and salaries and benefits of $767 million. The increase in operating costs is primarily due to increases in crop insurance claims resulting from severe drought conditions in some parts of the province and the increase in the liability for contaminated sites. The increase in salaries and benefits primarily relates to health care and pension costs.

32	Government of Saskatchewan Public Accounts 2023-24

Financial Statement Discussion and Analysis

Details

Expense (continued)

Financing Charges

(millions of dollars)

*	In 2016, the inclusion of an additional three months of operations of certain GBEs contributed approximately $120 million to GBE financing charges.

The Statement of Operations reports financing charges the Government incurs related to its general debt, unfunded pension liability and obligations under long-term financing arrangements (P3 obligations), but does not include government business enterprise (GBE) financing charges. GBE financing charges are included in the net income from GBEs reported on the Statement of Operations and disclosed in schedule 3 of the SFS. For general debt, financing charges are determined by the amount of general debt and the interest rate attached to that debt.

Financing charges have increased in recent years mainly due to an increase in debt financing for the replacement of aging infrastructure as well as the building of new capacity to meet the demands of the Province’s growing population.

The average effective interest rate on gross debt during 2024 was 3.3 per cent (2023 - 3.2 per cent). Pension interest expense is a function of the unfunded pension liability and the interest costs that are based on the Government’s borrowing rates. The average effective interest rate on the unfunded pension liability during 2024 was 2.8 per cent (2023 - 2.8 per cent). Interest on P3 obligations, ranging from 4.7 to 5.7 per cent, reflects the weighted average cost of capital specific to each P3 arrangement.

Government of Saskatchewan Public Accounts 2023-24	33

Financial Statement Discussion and Analysis

Details

Financial Assets

Financial assets represent the amount of resources available to the Government that can be converted to cash to meet obligations or fund operations.

Financial Assets

(billions of dollars)

*	At March 31, 2024, primarily accounts receivable ($3.17 billion), loans receivable ($1.33 billion) and portfolio investments ($876 million).

From 2020 to 2024, financial assets increased by $4.41 billion. This was primarily the result of a $1.51 billion increase in accounts receivable and a $1.02 billion increase in investment in GBEs.

Liabilities

Liabilities represent the obligations the Government has to others arising from past transactions or events.

Liabilities

(billions of dollars)

*	At March 31, 2024, primarily accounts payable and accrued liabilities ($4.20 billion).

From 2020 to 2024, liabilities increased by $6.47 billion. This was primarily the result of a $6.50 billion increase in general debt.

34	Government of Saskatchewan Public Accounts 2023-24

Financial Statement Discussion and Analysis

Details

Liabilities (continued)

Public Debt

(billions of dollars)

Public debt consists of:

•	general debt, which is:

•	debt issued by the General Revenue Fund (GRF) and other government service organizations (GSOs); and

•	debt issued by the GRF and subsequently loaned to GBEs; and

•	GBE specific debt, which is debt issued by GBEs or debt issued by the GRF specifically on behalf of GBEs where the Government expects to realize the receivables from the GBEs and settle the external debt simultaneously.

The general debt on the Statement of Financial Position does not include GBE specific debt. GBE specific debt is included in the Investment in GBEs reported on the Statement of Financial Position and disclosed in schedule 9 of the SFS.

At March 31, 2024, the SFS report general debt of $19.81 billion and GBE specific debt of $11.80 billion. General debt has increased over the past nine years. Until 2021, these increases helped to finance the replacement of aging infrastructure as well as build new capacity to meet the demands of a growing population. The increases in 2021 and 2022 were primarily a combination of COVID-related economic stimulus spending on infrastructure and borrowing to cover COVID-related revenue shortfalls and incremental expenses. In 2024, the increase primarily represents borrowing for the Saskatchewan Capital Plan.

Pension Liabilities

(billions of dollars)

Pension liabilities represent the future obligations for the Government’s defined benefit pension plans. The pension liability fluctuates with changes in actuarial assumptions such as interest and inflation rates and life expectancy. The Government limited its pension exposure about 45 years ago when it closed the main defined benefit plans to new members and introduced defined contribution plans. There is no liability exposure for the Government under defined contribution plans.

At March 31, 2024, the SFS report pension liabilities of $6.11 billion, a decrease of $970 million since 2015. Pension liability increases up to 2016 represent the amount by which pension expense exceeded payments to the pension plans and retirees. Since 2016, the pension liability has decreased by $1.81 billion as payments exceed pension expense.

Government of Saskatchewan Public Accounts 2023-24	35

Financial Statement Discussion and Analysis

Details

Liabilities (continued)

Obligations under Long-Term Financing Arrangements

(billions of dollars)

*

In 2023-24, a new accounting standard for P3s was adopted, resulting in a change to discount rates and a corresponding decrease of $262 million in the obligations under long-term financing arrangements.

Obligations under long-term financing arrangements represent the Government’s liability for public private partnerships (P3s). P3 obligations increase as the related assets are built (percentage of completion basis), and are reduced as payments are made to the P3 partner.

The Government is party to five P3 arrangements (as disclosed in schedule 10 of the SFS). Four of the P3 projects have been operational since 2020 and construction on an additional project began in 2024.

Non-Financial Assets

Non-financial assets typically represent resources the Government can use to provide services in the future. Non-financial assets primarily consist of capital assets, but also include inventories held for consumption and prepaid expenses.

Net Book Value of Capital Assets

(billions of dollars)

The Statement of Financial Position reports a net book value of capital assets recognized by government service organizations (GSOs) and does not include the capital assets recognized by GBEs. Capital assets recognized by GBEs are included in the investment in GBEs reported on the Statement of Financial Position and disclosed in schedule 3 of the SFS. The net book value represents the original cost of capital assets net of accumulated amortization, disposals and write-downs in value.

The net book value of capital assets recognized by the Government has steadily increased over the last five years, indicating the Government has been acquiring new, or replacing existing, capital assets.

Acquisition of capital assets in 2024 was $3.16 billion, $1.88 billion acquired by GBEs and $1.28 billion by GSOs. The investment in capital assets made by GSOs is primarily in the transportation, health and education sectors mainly for land, buildings and improvements ($561 million) as well as roads, bridges and water management assets ($444 million). GBEs continued to replace aging infrastructure and invest in capital projects to meet the demand for growth and improve safety.

36	Government of Saskatchewan Public Accounts 2023-24

Financial Statement Discussion and Analysis

Details

Cash Flow

The Statement of Cash Flow reports on the sources and uses of cash and cash equivalents during the year. During the year, the Government’s overall cash position decreased by $135 million, from $3.00 billion in 2023 to $2.87 billion in 2024.

Sources of Cash and Cash Equivalents	The primary source of cash is $10.65 billion from taxation. Other significant sources of cash are $2.58 billion from non-renewable resources and $2.92 billion from transfers from the federal government.
(billions of dollars)

Uses of Cash and Cash Equivalents	The most significant use of cash is $8.28 billion for
salaries and benefits, largely for frontline service
providers in the health and education sectors.
Another significant use of cash is $5.41 billion for
transfers mainly in the health, social services and
assistance, and education themes.
(billions of dollars)

Government of Saskatchewan Public Accounts 2023-24	37

Financial Statement Discussion and Analysis

Risks and Uncertainties

The Government is subject to risks and uncertainties that arise from variables which the Government cannot directly control. These risks and uncertainties include:

•	changes in economic factors such as economic growth or decline, commodity and non-renewable resource prices, inflation, interest rates, marketplace competition, trade barriers, population change, personal income and retail sales;

•	exposure to interest rate risk, foreign exchange rate risk, price risk, credit risk and liquidity risk (see note 4 of the SFS);

•	changes in transfers from the federal government;

•	utilization of government services, such as insurance, health care and social services;

•	volatility in the pension liability due to external factors such as interest and inflation rates and actuarially determined assumptions of future events;

•	other unforeseen developments including unusual weather patterns and natural and other disasters;

•	criminal or malicious attacks, both cyber and physical in nature, potentially resulting in business interruption, privacy breach and loss of, or damage to, information, facilities and equipment;

•	identification and quantification of environmental liabilities;

•	supply chain disruptions and other factors that could hinder the safe delivery of products and services;

•	outcomes from litigation, arbitration and negotiations with third parties;

•	changes in reported results where actual experience may differ from initial estimates as discussed in note 3 of the SFS; and

• changes in accounting standards.

Recognizing that Saskatchewan is reliant on the revenue from non-renewable resources and that the Province’s financial results can be influenced by other external factors, the Government takes a prudent approach in developing its budget assumptions for macroeconomic variables and non-renewable resources prices. The Government uses a number of forecasts from national forecasting agencies and banks, private industry and private sector analysts when developing the underlying assumptions for fiscal forecasts both on budget day and throughout the fiscal year.

The fiscal impact of changes in the underlying economic assumptions, including non-renewable resources prices, are estimated on a regular basis to quantify the risk associated with each forecast assumption. By understanding the size of the risk inherent in the fiscal projections, the Government is better able to make sound financial decisions.

Finally, for the Government to meet the challenges of growth and remain competitive, attention is directed towards maintaining and investing in the Province’s infrastructure to support that growth now and in the future.

38	Government of Saskatchewan Public Accounts 2023-24

Summary Financial Statements

Summary Financial Statements

Responsibility for the Summary Financial Statements

The Government is responsible for the Summary Financial Statements. The Government maintains a system of accounting and administrative controls to ensure that accurate and reliable financial statements are prepared and to obtain reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are maintained.

The Provincial Comptroller prepares these statements in accordance with generally accepted accounting principles for the public sector, using the Government’s best estimates and judgement when appropriate. He uses information from the accounts of the General Revenue Fund, Crown corporations and other government organizations to prepare these statements.

The Provincial Auditor expresses an independent opinion on these statements. Her report, which appears on the following page, provides the scope of her audit and states her opinion.

Treasury Board approves the Summary Financial Statements. The statements are tabled in the Legislative Assembly as part of the Public Accounts and referred to the Standing Committee on Public Accounts for review.

On behalf of the Government of the Province of Saskatchewan.

DONNA HARPAUER
Deputy Premier and
Minister of Finance

MAX HENDRICKS
Deputy Minister of Finance

CHRIS BAYDA
Provincial Comptroller

Regina, Saskatchewan
June 2024

Government of Saskatchewan Public Accounts 2023-24	41

Summary Financial Statements

Independent Auditor’s Report

To the Members of the Legislative Assembly of Saskatchewan

Opinion

We have audited the consolidated financial statements of the Government of Saskatchewan, which comprise the consolidated Statement of Financial Position as at March 31, 2024, and the consolidated Statements of Operations, Accumulated Operating Deficit, Accumulated Remeasurement Gains and Losses, Change in Net Debt, and Cash Flow for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Government of Saskatchewan as at March 31, 2024, and the consolidated results of its operations, accumulated remeasurement gains and losses, changes in net debt, and cash flows for the year then ended in accordance with Canadian public sector accounting standards.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Government of Saskatchewan in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were most significant in our audit of the consolidated financial statements for the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon. We do not provide a separate opinion on these matters.

Pension Liabilities

The Government of Saskatchewan had pension liabilities on the Statement of Financial Position totalling $6.1 billion at March 31, 2024 (2023: $6.1 billion) related to seven defined benefit pension plans and one joint defined benefit plan as described in Note 5—Retirement Benefits and Schedule 8—Pension Liabilities. The Government contracts actuaries to estimate the accrued pension benefit obligation and other information required for disclosures in the consolidated financial statements. Note 3—Measurement Uncertainty describes measurement uncertainty exists because actual experience may differ from actuarial or historical estimations.

We identified pension liabilities as a key audit matter as this is a complex estimate requiring significant judgment based on long-term assumptions about future events, employee pensionable service, and economic conditions. Small changes in long-term assumptions such as discount and inflation rates can have a material impact on the liabilities, assets, and expenses. Schedule 8—Pension Liabilities outlines the impact a change in the discount rate would have on certain pension plans.

Our audit work to address this key audit matter included assessing the appropriateness of the actuarial methodology, qualifications of management’s actuarial experts, reasonableness of assumptions, and completeness and accuracy of data provided to the actuary for estimating the pension liabilities. We also evaluated processes to adjust for actuarial gains and losses in accordance with Canadian public sector accounting standards, completed a retrospective review to determine the accuracy of previous estimates made, evaluated disclosures in the consolidated financial statements, and reviewed the estimates for management bias.

Government of Saskatchewan Public Accounts 2023-24	43

Summary Financial Statements

Individual and Corporate Income Taxation Revenue

Taxation revenue is significant to the Government of Saskatchewan’s Statement of Operations. Individual and corporate income tax provided $5.8 billion in revenue in 2023–24 (2022–23: $5.1 billion), as included in Schedule 14—Revenue. The Government recognizes this tax revenue when taxpayers earn income. As the Government assesses taxes for a calendar year, and it finalizes assessments in the following calendar year, the Government estimates these tax revenues based on cash received from the Federal Government adjusted for assessment data from the Federal Government when it provides a more reliable estimate. Precise income tax revenue figures for each taxation year cannot be determined until at least fifteen months after the taxation year ends. Note 3—Measurement Uncertainty describes measurement uncertainty exists due to differences that may arise in final assessments and initial economic estimates.

We identified the estimates of individual and corporate taxation revenues as a key audit matter as they are complex and involve several inputs and assumptions.

Our audit work to address this key audit matter included assessing the appropriateness of the methods used to make these estimates, testing the accuracy and completeness of the underlying data supporting these estimates, testing the accuracy of the calculations to support these estimates, and performing a retrospective review to determine the accuracy of previous estimates made. Audit procedures also included evaluating disclosures in the consolidated financial statements and reviewing the estimates for management bias.

Non-Renewable Resources Revenue

Non-renewable resources provided $2.4 billion in revenue in 2023–24 (2022–23: $4.6 billion), including $1.0 billion (2022–23: $1.1 billion) from oil and natural gas, $0.8 billion (2022–23: $2.4 billion) from potash, and $0.5 billion (2022–23: $0.9 billion) from resource surcharge as included in Schedule 14—Revenue. The Government of Saskatchewan recognizes oil and natural gas revenue primarily based on price and production, potash revenue primarily based on operating profits generated, and resource surcharge revenue based on sales volumes and prices. Note 3—Measurement Uncertainty describes measurement uncertainty exists due to price and production sensitivities in oil and natural gas royalty structures, differences in actual potash operating profits from initial estimates, and differences in final valuation of resource sales from initial estimates.

We identified the estimates of non-renewable resources revenues as a key audit matter as they are complex and involve several inputs and assumptions.

Our audit work to address this key audit matter included assessing the appropriateness of the methods used to make these estimates, testing the accuracy and completeness of the underlying data supporting these estimates, testing the accuracy of the calculations to support these estimates, and performing a retrospective review to determine the accuracy of previous estimates made. Audit procedures also included evaluating disclosures in the consolidated financial statements and reviewing the estimates for management bias.

Other matter – Non-compliance with the Greenhouse Gas Pollution Pricing Act (Canada)

The Provincial Government did not pay all fuel charges to the Federal Government as required under the Greenhouse Gas Pollution Pricing Act from January to March 2024. This non-remittance does not have a material impact on the Government of Saskatchewan’s consolidated financial statements for the year ended March 31, 2024, and our opinion is not modified in respect of this matter. However, the consolidated financial statements may become materially misstated in future periods from continued non-compliance with the Act.

Other Information

Management is responsible for the other information. The other information comprises the information included in Public Accounts 2023-24 Volume 1 Summary Financial Statements, but does not include the consolidated financial statements and our auditor’s report thereon.

44	Government of Saskatchewan Public Accounts 2023-24

Summary Financial Statements

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or any knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian public sector accounting standards for Treasury Board’s approval, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Government of Saskatchewan’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Government of Saskatchewan either intends to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Government of Saskatchewan’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Government of Saskatchewan’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Government of Saskatchewan’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures

Government of Saskatchewan Public Accounts 2023-24	45

Summary Financial Statements

are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Government of Saskatchewan to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Government of Saskatchewan to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the consolidated financial statement audit. We are solely responsible for the auditor’s opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control identified during the audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. The engagement partner on the audit resulting in this independent auditor’s report is Trevor St. John, CPA, CA, CISA.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Regina, Saskatchewan	TARA CLEMETT, CPA, CA, CISA
June 18, 2024	Provincial Auditor
Office of the Provincial Auditor

46	Government of Saskatchewan Public Accounts 2023-24

Summary Financial Statements

Statement of Financial Position

As at March 31, 2024

(thousands of dollars)

	2024	2023
Financial Assets
Cash and cash equivalents	2,865,578	3,000,639
Accounts receivable (schedule 1 )	3,171,673	2,192,978
Loans receivable (schedule 2 )	1,325,999	994,423
Investment in government business enterprises (schedule 3 )	7,861,128	7,244,454
Sinking fund investments (schedule 4 )	1,443,079	1,205,314
Portfolio investments (schedule 5 )	875,799	1,456,030
Derivative assets	75,496	57,482
Other financial assets	3,782	3,895

Total Financial Assets	17,622,534	16,155,215

Liabilities
Accounts payable and accrued liabilities (schedule 6 )	4,196,539	3,467,884
Unearned revenue (schedule 7 )	382,826	292,172
Pension liabilities (note 5 )(schedule 8 )	6,109,040	6,118,997
General debt (schedule 9 )	19,806,005	18,857,949
Obligations under long-term financing arrangements (schedule 10 )	1,099,343	1,373,123
Derivative liabilities	62,002	90,114
Other liabilities (schedule 11 )	313,524	552,783

Total Liabilities	31,969,279	30,753,022

Net Debt	(14,346,745)	(14,597,807)

Non-Financial Assets
Tangible capital assets (schedule 12 )	12,877,914	12,635,018
Inventories held for consumption (schedule 13 )	259,798	278,158
Prepaid expenses	85,160	80,640

Total Non-Financial Assets	13,222,872	12,993,816

Accumulated Deficit[1]	(1,123,873)	(1,603,991)

[1] Comprised of:
	2024	2023
Accumulated operating deficit	(1,415,576)	(1,771,000)
Accumulated remeasurement gains	291,703	167,009

Accumulated Deficit	(1,123,873)	(1,603,991)

Contractual rights and obligations (note 7 )

Contingencies (note 8 )

The accompanying notes and schedules are an integral part of these financial statements.

Government of Saskatchewan Public Accounts 2023-24	47

Summary Financial Statements

Statement of Operations

For the Year Ended March 31, 2024

(thousands of dollars)

	2024		2023
	Budget	Actual	Actual
Revenue
Taxation	9,633,800	10,651,514	9,811,795
Non-renewable resources	3,344,600	2,449,151	4,603,133
Net income from government business enterprises (schedule 3 )	529,100	901,423	250,246
Other own-source	2,615,600	3,357,204	2,572,862
Transfers from the federal government	3,554,600	3,633,753	3,356,565

Total Revenue (schedule 14 )	19,677,700	20,993,045	20,594,601

Expense
Health	7,056,300	7,676,751	7,010,107
Education	4,035,700	4,243,326	3,792,179
Agriculture	1,449,800	2,503,867	1,835,020
Social services and assistance	1,665,200	1,685,105	1,587,321
Protection of persons and property	968,500	1,073,692	988,625
Community development	866,000	875,135	758,161
Financing charges (schedule 16 )	812,200	839,596	816,252
Transportation	644,600	649,648	627,256
General government	540,100	563,077	512,045
Economic development	367,400	370,284	733,943
Environment and natural resources	254,400	330,359	352,956

Total Expense (schedule 15 )	18,660,200	20,810,840	19,013,865

Operating Surplus	1,017,500	182,205	1,580,736

The accompanying notes and schedules are an integral part of these financial statements.

48	Government of Saskatchewan Public Accounts 2023-24

Summary Financial Statements

Statement of Accumulated Operating Deficit

For the Year Ended March 31, 2024

(thousands of dollars)

	2024		2023
	Budget	Actual	Actual
Accumulated operating deficit, beginning of year	(1,771,000)	(1,771,000)	(2,832,257)
Adjustment to accumulated operating deficit (note 9 )	204,200	173,219	(519,479)
Operating surplus	1,017,500	182,205	1,580,736

Accumulated Operating Deficit, End of Year	(549,300)	(1,415,576)	(1,771,000)

Statement of Accumulated Remeasurement Gains and Losses

For the Year Ended March 31, 2024

(thousands of dollars)

	2024	2023
	Actual	Actual
Unrealized Gains (Losses) Attributable to:
Foreign exchange	(6,755)	(124,992)
Derivatives	46,125	12,629
Portfolio investments	55,507	(14,938)

Total Unrealized Gains (Losses)	94,877	(127,301)
Realized net gains on portfolio investments, reclassified to statement of operations	(11,767)	(11,290)
Other comprehensive income (loss) (schedule 3 )	41,584	(56,478)

Net Remeasurement Gain (Loss)	124,694	(195,069)
Accumulated remeasurement gains, beginning of year	167,009	—
Adjustment to accumulated remeasurement gains and losses (note 9 )	—	362,078

Accumulated Remeasurement Gains, End of Year	291,703	167,009

The accompanying notes and schedules are an integral part of these financial statements.

Government of Saskatchewan Public Accounts 2023-24	49

Summary Financial Statements

Statement of Change in Net Debt

For the Year Ended March 31, 2024

(thousands of dollars)

	2024		2023
	Budget	Actual	Actual
Operating Surplus	1,017,500	182,205	1,580,736

Tangible Capital Assets (schedule 12 )
Acquisitions	(1,341,600)	(1,282,380)	(999,469)
Amortization	664,400	713,100	684,401
Disposals	—	27,569	18,968
Write-downs	—	3,261	870
Adjustments	295,000	295,554	(21,209)

Net Acquisition of Tangible Capital Assets	(382,200)	(242,896)	(316,439)
Net Use (Acquisition) of Other Non-Financial assets	—	13,840	(21,455)

(Increase) Decrease in Net Debt from Operations	635,300	(46,851)	1,242,842
Adjustment to accumulated operating deficit (note 9 )	204,200	173,219	(519,479)
Adjustment to accumulated remeasurement gains and losses (note 9 )	—	—	362,078
Net remeasurement gain (loss)	—	124,694	(195,069)

Decrease in Net Debt	839,500	251,062	890,372
Net debt, beginning of year	(14,597,807)	(14,597,807)	(15,488,179)

Net Debt, End of Year	(13,758,307)	(14,346,745)	(14,597,807)

The accompanying notes and schedules are an integral part of these financial statements.

50	Government of Saskatchewan Public Accounts 2023-24

Summary Financial Statements

Statement of Cash Flow

For the Year Ended March 31, 2024

(thousands of dollars)

	2024	2023
Operating Activities
Operating surplus	182,205	1,580,736
Non-cash items included in the operating surplus
Net income from government business enterprises (schedule 3 )	(901,423)	(250,246)
Other non-cash items included in the operating surplus (schedule 18 )	726,014	665,572
Net change in non-cash operating activities (schedule 18 )	(283,921)	(402,809)
Dividends received from government business enterprises (schedule 3 )	529,029	629,462

Cash Provided by Operating Activities	251,904	2,222,715

Capital Activities
Acquisition of tangible capital assets (schedule 12 )	(1,282,380)	(999,469)
Proceeds on disposal of tangible capital assets	25,891	47,263

Cash Used for Capital Activities	(1,256,489)	(952,206)

Investing Activities
Net increase in loans receivable	(350,582)	(439,690)
Repayment of equity advances to government business enterprises	3,700	12,000
Acquisition of portfolio investments	(793,610)	(1,178,664)
Disposition of portfolio investments	1,327,651	512,402
Sinking fund contributions for general debt (schedule 4 )	(240,100)	(241,109)
Sinking fund redemptions for general debt (schedule 4 )	10,480	157,671

Cash Used for Investing Activities	(42,461)	(1,177,390)

Financing Activities
Proceeds from general debt	2,022,682	1,675,064
Repayment of general debt	(1,019,796)	(1,512,683)
Proceeds from repurchase of general debt	56,086	—
Repurchase of general debt	—	(56,086)
Decrease in obligations under long-term financing arrangements[1]	(11,404)	(34,284)
(Decrease) increase in other liabilities[2]	(135,583)	52,472

Cash Provided by Financing Activities	911,985	124,483

(Decrease) Increase in Cash and Cash Equivalents	(135,061)	217,602
Cash and cash equivalents, beginning of year	3,000,639	3,055,314
Adjustment to cash and cash equivalents[3]	—	(272,277)

Cash and Cash Equivalents, End of Year	2,865,578	3,000,639

[1]	Excludes the adjustment to accumulated operating deficit which decreased obligations under long-term financing arrangements at April 1, 2023 by $262 million (note 9).

[2]	Excludes the changes in unamortized debt related costs, which are classified as operating activities.

[3]	As a result of the adoption of new accounting standards in the prior year, certain items that were previously recorded as cash were reclassified to portfolio investments.

The accompanying notes and schedules are an integral part of these financial statements.

Government of Saskatchewan Public Accounts 2023-24	51

Summary Financial Statements

Notes to the Financial Statements

As at March 31, 2024

1. Significant Accounting Policies

Basis of accounting

These financial statements are prepared in accordance with Canadian public sector accounting standards issued by the Public Sector Accounting Board.

Government reporting entity

The government reporting entity consists of public sector entities (entities), which include government service organizations, government business enterprises and partnerships.

Government service organizations and government business enterprises are entities controlled by the Government. Controlled entities that are self-sufficient and have the financial and operating authority to sell goods and services to individuals and other organizations outside the government reporting entity as their principal activity are classified as government business enterprises. All other controlled entities are government service organizations.

A partnership exists when the Government enters into a contractual arrangement with one or more partners outside the government reporting entity where these partners share control of governance decisions and, on an equitable basis, share the significant risks and benefits associated with operating the partnership.

A listing of the entities included in the government reporting entity is provided in schedule 19. Unless otherwise noted, the financial activities of all subsidiaries of these entities have also been included.

Trust funds

Trust funds consist of property conveyed or assigned to the Government, as trustee, by agreement or statute to administer on behalf of beneficiaries. Because trust funds are administered but not controlled by the Government, the funds are excluded from the government reporting entity and disclosed in note 6.

Method of consolidation

Government service organizations are consolidated after adjustment to a basis consistent with the accounting policies described in this note. Inter-entity balances and transactions, other than expensed provincial sales tax, are eliminated. Government service organizations in which a non-controlling interest exists are proportionately consolidated.

Government business enterprises are recorded using the modified equity method based on their results prepared in accordance with International Financial Reporting Standards. Using this method, the Government’s investment in government business enterprises, which is initially recorded at cost, is adjusted annually to include the Government’s proportionate share of net earnings or losses and certain other net equity changes of government business enterprises without adjustment to the accounting policies described in this note. With the exception of dividends and unrealized inter-entity gains and losses, inter-entity balances and transactions are not eliminated.

Partnerships are proportionately consolidated, at the ownership share disclosed in schedule 19, after adjustment to a basis consistent with the accounting policies described in this note. Inter-entity balances and transactions, other than expensed provincial sales tax, are eliminated.

Financial results of entities with fiscal year ends other than March 31 are adjusted for transactions occurring on or before March 31 that have a significant impact on these financial statements.

Specific accounting policies

Financial assets

Financial assets are assets that could be used to discharge existing liabilities or finance future operations and are not for consumption in the normal course of operations.

Cash and cash equivalents consist of cash, bank deposits and highly liquid investments that are acquired with maturity terms no longer than three months.

Accounts receivable are initially recorded at cost. A valuation allowance is recognized when collection is uncertain.

Loans receivable are initially recorded at cost. Where there is a loss in value other than a temporary decline, the loan is written down to recognize the loss.

52	Government of Saskatchewan Public Accounts 2023-24

Summary Financial Statements

Notes to the Financial Statements

1. Significant Accounting Policies (continued)

Sinking fund investments are held for the repayment of debt and consist primarily of bonds and debentures. These investments, recorded at amortized cost, are net of the Government’s own securities held as sinking fund investments. Premiums and discounts on long-term investments within these sinking funds are amortized using the effective interest rate method.

Portfolio investments are recorded at market value, with the exception of bonds, debentures and other fixed income securities, which are recorded at cost. Investments recorded at cost are written down to market value when there is evidence of a permanent decline in value. For investments recorded at market value, unrealized changes in fair value are recorded in the Statement of Remeasurement Gains and Losses until realized, at which time the gains or losses are recognized in the Statement of Operations.

Derivative assets include currency and interest rate swaps measured at fair value. Unrealized changes in fair value are recorded in the Statement of Remeasurement Gains and Losses. A derivative that has a negative fair market value is presented as a liability on the Statement of Financial Position.

Other financial assets include inventories and other assets held for sale, which are valued at the lower of cost and net realizable value.

Liabilities

Liabilities are present obligations resulting from transactions and events occurring prior to year end, which will be satisfied in the future through the transfer or use of assets or another form of economic settlement. Contingencies, including loss provisions on guaranteed debt, are recorded when it is likely that a liability exists and the amount can be reasonably estimated.

Accounts payable and accrued liabilities primarily include obligations to pay for goods and services acquired prior to year end and to provide authorized transfers where eligibility criteria are met. Obligations for most contaminated sites and asset retirements are recorded on an undiscounted basis as the settlement date is not determinable. These same obligations are recorded using the Government’s best estimate of the amount required: to remediate contaminated sites for which the Government is either directly responsible or has accepted responsibility; and to retire controlled tangible capital assets. Accrued salaries and benefits include other employee future benefits which are recognized in the period the employees provide service.

Unearned revenue includes: government transfers with stipulations that meet the definition of a liability; amounts received in advance of taxes earned; amounts received for goods or services with performance obligations that meet the definition of a liability; and contributions restricted for a stipulated purpose pursuant to an agreement with an external party. Amounts are recognized as: stipulations are met; taxes are earned; performance obligations are satisfied; and contributions are used for the stipulated purposes.

Pension liabilities are calculated using the projected benefit method prorated on services. Pension plan assets are valued at market-related values. Changes in pension liabilities resulting from estimation adjustments due to experience gains and losses and changes in actuarial assumptions are amortized on a straight-line basis over the expected average remaining service life of the related employee group. Amortization commences in the year following the determination of the adjustment. Gains or losses resulting from plan amendments are recognized in the period of the plan amendment.

General debt is debt issued by government service organizations including issued amounts subsequently transferred to government business enterprises. This debt, recorded at par, is net of the Government’s own securities held as investments and adjusted for the accumulated impact of translating debt issued in foreign currencies to Canadian dollars at the exchange rate in effect at March 31.

Government business enterprise specific debt, which is disclosed separately on schedule 9, is debt issued by, or specifically on behalf of, government business enterprises.

Obligations under long-term financing arrangements, represent the Government’s liability for public private partnership agreements (P3s) through which private sector proponents design, build, finance, operate and maintain certain of the Government’s tangible capital assets. The obligations are recorded on the percentage-of-completion basis over the period of construction of the P3 asset and are reduced by progress and capital payments made to the P3 partner. The percentage of completion is applied to the nominal value of progress payments and the present value of future capital payments, discounted to the date the asset is available for use, using the weighted average cost of capital specific to the P3 arrangement.

Government of Saskatchewan Public Accounts 2023-24	53

Summary Financial Statements

Notes to the Financial Statements

1. Significant Accounting Policies (continued)

Derivative liabilities include currency and interest rate swaps measured at fair value. Unrealized changes in fair value are recorded in the Statement of Remeasurement Gains and Losses. A derivative that has a positive fair market value is presented as a financial asset on the Statement of Financial Position.

Other liabilities include unamortized debt-related costs, which is comprised of premiums, discounts and debt issue costs. These costs are deferred and amortized using the effective interest rate method.

Non-financial assets

Non-financial assets are acquired, constructed or developed assets that do not normally provide resources to discharge existing liabilities, but instead are normally employed to deliver government services, may be consumed and are not for sale in the normal course of operations. Non-financial assets are recorded at cost and expensed as they are consumed.

Inventories held for consumption are recorded at cost and are expensed as they are consumed.

Tangible capital assets include all amounts directly attributable to the acquisition, construction, development, betterment or retirement of the asset. During construction, these assets are recorded based on their percentage of completion and are disclosed as work in progress. Amortization is generally on a straight-line basis over the estimated useful life of the asset and commences when the asset is put in service. Non-purchased intangible assets, items inherited by right of the Crown such as Crown lands, forests, water and mineral resources, works of art and historical treasures are not recognized as assets in these financial statements as an estimate of their future economic benefits cannot be reasonably and verifiably quantified.

Tangible capital assets procured through P3s are valued at the total of the nominal value of progress payments made during or on completion of construction and the present value of the future capital payments, discounted to the date the asset is available for use, using the weighted average cost of capital specific to the P3 arrangement.

Revenue

Revenue, recorded on the accrual basis, represents economic resources earned by the Government from taxes and other sources that are used to deliver public services.

Taxation revenue is recognized when the tax is authorized by the legislature and the taxable event occurs. The taxable event differs for each type of tax; for example, taxation revenue is recognized when taxpayers earn income, purchase products and services, or are in possession of real property. Tax concessions are recorded as a reduction in taxation revenue.

For individual and corporation income taxes, cash received from the federal government, adjusted for assessment data from the federal government when it provides a more reliable estimate, is used as the basis for recording the tax revenue.

Non-renewable resources revenue is recognized based on the production, sales or profits generated from the specific non-renewable resource. Oil and natural gas revenue is based primarily on price and production; potash revenue is based primarily on profits generated; and resource surcharge revenue is based on sales volumes and prices.

Other own-source revenue is recognized when the Government has the authority to obtain the related economic benefits and is expected to do so. For transactions for which the Government is obligated to provide specific goods or services, such as fees or sales of goods, services, licenses or permits, revenue is recognized as the related performance obligation is satisfied.

Transfers from the federal government are recognized as revenue in the period the transfer is authorized and eligibility criteria are met, except when and to the extent that the transfer stipulations give rise to an obligation that meets the definition of a liability. Transfers meeting the definition of a liability are recorded as unearned revenue and recognized as the stipulations are met.

Expense

Expenses, recorded on the accrual basis, represent the Government’s cost to deliver public services and are classified by theme in the Statement of Operations and by object in Schedule 15, while Schedule 17 discloses expense themes by object. Transfers are recognized as expenses in the period the transfer is authorized and eligibility criteria are met.

Expenses classified by theme, which are based on the major functional groupings of activities, are as follows:

The agriculture theme includes expenses to assist and improve the agriculture and food industry through development activities including research, education, regulation and investment in the sector as well as providing direct support to farmers through loans, income stabilization and insurance programs.

54	Government of Saskatchewan Public Accounts 2023-24

Summary Financial Statements

Notes to the Financial Statements

1. Significant Accounting Policies (continued)

The community development theme includes expenses to maintain and develop engaged and vibrant communities, including financial assistance and infrastructure funding to local governments and other authorities, which in turn provide community services. Community development also includes funding directed to specific community services such as sport, culture, arts, and heritage that improve quality of life.

The economic development theme includes expenses to strengthen, expand and diversify Saskatchewan’s economy as well as to promote trade and growth in export markets. The expenses arise from activities such as research, marketing, product development, financing, financial assistance, technology and infrastructure. Economic development also includes the strategic management of Saskatchewan’s non-renewable resources to support future economic activity.

The education theme includes expenses to develop and maintain a quality prekindergarten through post-secondary education system which is designed to impart knowledge and information, including activities that support and encourage ongoing learning and the acquisition of specialized skills as well as providing supports to help students be successful.

The environment and natural resources theme includes expenses to protect and improve the quality of the environment through: the management of fish, wildlife, forests and land; recycling; and the prevention and clean-up of environmental hazards.

The financing charges theme includes expenses associated with general debt including interest, foreign exchange gains and losses, discounts and premiums, fees and commissions. It also includes financing costs related to pension and other employee future benefits liabilities, obligations under long-term financing arrangements such as public private partnerships and capital lease obligations.

The general government theme includes expenses for centralized government services including: government contributions to, and management of, employee benefit plans; property, vehicle and information technology management; the collection of government revenues; the formation of budgetary policy; the preparation and audit of the Government’s public accounts; and the constitutional, political and law enactment aspect of the Government.

The health theme includes expenses to support, maintain and restore the physical and mental health of Saskatchewan residents. Health expense primarily includes: the delivery of health services through acute, emergency, rehabilitative, long-term, community-based, and home-based care; cancer prevention, diagnosis and treatment programs; the prevention and control of infectious diseases; the subsidization of prescription drugs; and the education and promotion of healthy lifestyles.

The protection of persons and property theme includes expenses to promote and ensure the security, safety and protection of residents and property which is mainly achieved through a fair justice system, policing programs and supervision and rehabilitation services for offenders. Protection of persons and property also includes: services that promote, support and enforce safe work practices and employment standards; provincial emergency management through 911 services, public safety, disaster assistance and wildfire management; and victims’ services.

The social services and assistance theme includes expenses to provide financial assistance and services to individuals and families in need because of poverty, abuse, neglect and disability. This includes income support programs, accessible and safe housing, child protection services, adoption services and providing life’s needs to persons with intellectual disabilities.

The transportation theme includes expenses for the development, construction and maintenance of an integrated provincial transportation system using highways, rural roads, bridges, ferry crossings, airstrips and communication networks.

Schedule 19 identifies the entities included in each theme.

New conceptual framework and reporting model not yet in effect

The Public Sector Accounting Board has issued a new conceptual framework and reporting model that will be effective for public sector entities on April 1, 2026. A conceptual framework is a coherent set of interrelated concepts underlying accounting and financial reporting standards. It prescribes the nature, function and limits of financial accounting and reporting. A reporting model establishes guidance on the presentation of general purpose financial statements.

The Government plans to adopt both the conceptual framework and reporting model on their effective date and is currently analyzing the impact this will have on these financial statements.

Government of Saskatchewan Public Accounts 2023-24	55

Summary Financial Statements

Notes to the Financial Statements

2. Fair Value of Financial Instruments

Financial instruments are contracts that give rise to financial assets of one entity and financial liabilities or equity instruments of another entity and are measured at fair value or cost/amortized cost.

The determination of fair value requires judgment and is based on market information where available and appropriate. Fair value measurements are categorized, based on the nature of the inputs used, into one of three levels within a fair value hierarchy as follows:

Level 1	-	determined using unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2	-	determined using quoted prices in markets that are not active or inputs that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3	-	determined using inputs for the asset or liability that are supported by little or no observable market data.

For financial instruments measured at cost or amortized cost, transaction costs are a component of the cost of the financial instruments and gains and losses are recognized in the Statement of Operations. For financial instruments measured using amortized cost, the effective interest rate method is used to determine interest revenues or expenses.

Foreign currency transactions are translated at the exchange rate in effect at the transaction date. Financial assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the exchange rate in effect at March 31.

The fair value hierarchy for financial instruments is as follows:

(thousands of dollars)	2024				2023
	Level 1	Level 2	Level 3	Total	Total
Portfolio investments
Equities	172,076	—	—	172,076	141,950
Pooled investment funds	12,883	189,929	—	202,812	201,717
Derivative assets	—	75,496	—	75,496	57,482
Derivative liabilities	—	(62,002)	—	(62,002)	(90,114)

Total	184,959	203,423	—	388,382	311,035

56	Government of Saskatchewan Public Accounts 2023-24

Summary Financial Statements

Notes to the Financial Statements

3. Measurement Uncertainty

The use of estimates and assumptions is integral in determining amounts to be recognized and disclosed in financial statements. Uncertainty that exists when there is another reasonably possible amount is known as measurement uncertainty. While best estimates are used for reporting items subject to measurement uncertainty, it is reasonably possible that changes in future conditions, occurring within one fiscal year, could require a material change in the amounts recognized or disclosed.

Measurement uncertainty, disclosed in aggregate for government service organizations and government business enterprises, that may be material to these financial statements exists in the following recorded amounts:

(thousands of dollars)	2024	2023
		(Restated)
Pension liabilities1a	6,154,128	6,230,381
Individual and corporation income taxation revenue1b	5,810,951	5,140,057
Insurance claim obligations1a	4,732,075	4,750,831
Canada Health and Social Transfer revenue1c	1,957,765	1,879,158
Investments1d	1,711,708	1,490,063
Environmental obligations1e	1,153,337	1,062,245
Oil and natural gas non-renewable resource revenue1f	981,147	1,129,378
Potash non-renewable resource revenue1g	754,903	2,403,921
Resource surcharge revenue1h	516,854	902,145
Output-Based Performance Standards revenue1a	458,916	29,125
Agricultural income stability program obligations1a	272,313	83,125
Provincial Disaster Assistance program receivable1i	168,694	150,550
Unbilled utility receivable1j	146,061	154,800

[1]	Uncertainty exists in the valuation of these amounts because:
[a]	actual experience may differ from actuarial or historical estimations;
[b]	final assessments may differ from initial economic estimates;
[c]	changes may occur in economic and demographic conditions in the Province and the country;
[d]	certain investments held by government business enterprises have no active market (level 3 of the fair value hierarchy);
[e]	the existence and extent of contamination and the timing and cost of remediation cannot be reliably estimated in all cases;
[f]	price and production sensitivities in the royalty revenue structures may exist;
[g]	actual operating profits may differ from initial estimates:
[h]	final valuation of resource sales may differ from initial estimates;
[i]	actual settlement payments may differ from initial estimates; and
[j]	actual usage may differ from estimated usage.

4. Risk Management of Financial Instruments

The Government, collectively through its government service organizations and government business enterprises, has exposure to the following risks related to its financial instruments: interest rate risk, foreign exchange rate risk, price risk, credit risk and liquidity risk. The Government has risk management strategies in place to mitigate these risks.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate unfavourably with changes in market interest rates.

The Government manages this risk on its investments by setting asset mix guidelines that limit the extent to which interest rates impact the market value of the Government’s fixed income investments, such as bonds and debentures. It is estimated that a one per cent change in interest rates would impact the Government’s operating results by $206 million (2023 - $145 million).

The Government manages this risk on its debt by issuing securities at predominantly fixed rates of interest rather than at floating rates of interest. Floating-rate debt primarily refers to floating-rate debentures, short-term promissory notes and fixed-rate debt maturing within one year. The Government seeks opportunities to effectively convert floating-rate debt into fixed-rate debt through the use of interest rate swaps. The Government has interest rate swaps on a notional value of debt of $38 million (2023 - $192 million). At March 31, 2024, 91.4 per cent (2023 - 92.3 per cent) of the Government’s gross debt effectively carries a rate of interest that is fixed for greater than a one-year period.

Government of Saskatchewan Public Accounts 2023-24	57

Summary Financial Statements

Notes to the Financial Statements

4. Risk Management of Financial Instruments (continued)

Public debt includes floating-rate debt of $2.77 billion (2023 - $2.35 billion). A one percentage point change to interest rates would impact the operating results by $28 million (2023 - $24 million).

Foreign exchange rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate unfavourably with a change in the value of the Canadian dollar relative to other currencies. The Government is primarily exposed to foreign exchange risk on its investments and general debt.

The Government manages this risk on its investments by defining maximum limits on exchange rate sensitive assets, such as foreign equities, in investment portfolios. It is estimated that a ten per cent change in the Canadian dollar relative to other currencies would impact the Government’s operating results by $209 million (2023 - $203 million).

The Government manages this risk on its debt by maintaining a preference for issuing debt that is denominated in Canadian dollars. Where debt is issued in foreign currencies, the Government seeks opportunities to effectively convert it into Canadian dollar debt through the use of cross-currency swaps. At March 31, 2024, 100.0 per cent (2023 - 100.0 per cent) of the Government’s gross debt is effectively denominated in Canadian dollars.

The following foreign denominated items are hedged to Canadian dollars using cross-currency swaps:

•	debentures of 1.00 billion (2023 - 1.00 billion) U.S. dollars fully hedged to $1.27 billion (2023 - $1.27 billion) Canadian;

•	debentures of 235 million (2023 - 235 million) Euros fully hedged to $354 million (2023 - $354 million) Canadian; and

•	debentures totaling 100 million (2023 - 100 million) Swiss francs fully hedged to $138 million (2023 - $138 million) Canadian.

In total, the Government has cross-currency swaps on a notional value of debt of $1.76 billion (2023 - $1.76 billion). The effectiveness of these hedges is assessed on an ongoing basis by monitoring the credit ratings of the counterparties to the hedges.

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate unfavourably with changes in market prices.

The Government’s risk, resulting from its investments’ exposure to changes in equity prices, is managed by having geographically and industry diverse investment portfolios. In addition, the Government limits its investment concentration in any one investee or related group of investees to ten per cent of the investee’s share capital and ten per cent of the Government’s investment portfolio.

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Government is primarily exposed to credit risk on its cash, receivables, investments and derivative financial instruments. The Government’s carrying amounts for these financial assets best represent its maximum exposure to credit risk.

For cash and investments, the Government manages this risk by dealing solely with reputable financial institutions, and through an investment policy that limits investments to high credit quality (minimum rating is BBB for bonds and debentures and R-1 for short-term investments) as well as limits the maximum exposure with respect to any one issuer.

For receivables, the Government reviews balances and aging information to determine if a valuation allowance is necessary. The Government’s exposure to credit risk on accounts receivables is disclosed in schedule 1.

For derivative financial instrument contracts, the Government manages this risk by dealing solely with counterparties that have good credit ratings and by establishing limits on individual counterparty exposures and monitoring those exposures on a regular basis. At March 31, 2024, 100.0 per cent (2023 - 100.0 per cent) of the notional value of the Government’s derivative financial instrument contracts is held by counterparties with an S&P Global Rating’s credit rating of A or better.

Liquidity risk is the risk that the Government will encounter difficulty in meeting obligations associated with financial liabilities. The Government is exposed to liquidity risk on its accounts payable and accrued liabilities, pension liabilities, general debt, obligations under long-term financing arrangements and other liabilities. The Government manages its overall liquidity risk by managing cash resources which is achieved by monitoring actual and forecasted cash flows from operating, investing and financing activities.

The Government manages this risk on its debt by distributing debt maturities over many years, maintaining sinking funds in which the investment maturities approximate that of the underlying long-term debt issues and maintaining adequate cash reserves and short-term borrowing programs as contingent sources of liquidity. Schedule 9 provides a summary of contractual maturities for general debt.

Expected contractual maturities related to other financial liabilities are disclosed elsewhere in the statements (schedules 6, 10 and 11).

58	Government of Saskatchewan Public Accounts 2023-24

Summary Financial Statements

Notes to the Financial Statements

5. Retirement Benefits

The Government sponsors several defined benefit pension plans and a defined contribution pension plan. The Government also participates in a joint defined benefit pension plan.

Defined benefit plans provide benefits based on length of service and pensionable earnings. A typical defined benefit plan provides pensions equal to 2.0 per cent of a member’s average five years’ highest salary, multiplied by the years of service to a maximum of 35 years. Employees contribute a percentage of salary, which may vary based on age, to their plan. Pensions and contribution rates are integrated with the Canada Pension Plan.

Actuarial valuations are performed at least triennially. When a valuation is not done in the current fiscal year an actuary extrapolates the most recent valuation. Valuations and extrapolations are based on a number of assumptions about future events, such as inflation rates, interest rates, wage and salary increases and employee turnover and mortality. These assumptions reflect estimates of expected long-term rates and short-term forecasts. Estimates vary based on the individual plan.

The accrued benefit obligation is determined using the projected benefit method prorated on services. Pension plan assets are valued at market-related values based on the actual market values and for certain plan assets averaged over up to a five-year period.

Joint defined benefit plans are governed by formal agreements between the joint sponsors (i.e., participating employers and plan members) establishing that the joint sponsors have shared control over the plan. Funding contributions and significant risks of the plan are shared on an equitable basis between the joint sponsors. Accordingly, the Government accounts for only its portion of the plan. Plan assets and surpluses are restricted for member benefits or certain other purposes set out in the agreements. Plan benefits are determined on the same basis as defined benefit plans.

The accrued benefit obligation is determined using the projected benefit method prorated on services. Pension plan assets are valued at market-related values by averaging the difference between the net investment income on a market-value basis and the expected investment income, based on expected rate of return on plan assets, over a five-year period.

Defined contribution plans provide pensions based on accumulated contributions and investment earnings. Employees contribute a percentage of salary. The Government provides contributions at specified rates for employee current service.

Pension plan assets of government sponsored defined benefit and defined contribution plans are invested in fixed income securities, equities, real estate, pooled investment funds and short-term monetary items. The investment in Government of Saskatchewan securities is insignificant for all plans.

Government service organizations

Defined benefit plans and joint defined benefit plan

The two main defined benefit plans are the Teachers’ Superannuation Plan (TSP) and the Public Service Superannuation Plan (PSSP). Other plans include Judges of the Provincial Court Superannuation Plan (Judges), Saskatchewan Transportation Company Employees Superannuation Plan, Anti-TB League Employees Superannuation Plan, and the Pension Plan for the Non-Teaching Employees of the Saskatoon School Division No.13 (PPNTE). Defined benefits are also payable to members of the former Members of the Legislative Assembly Superannuation Fund (MLA).

The Government is required to match employee current service contributions for all plans except the PSSP, Judges and PPNTE. Funding contributions are required for the PPNTE. Separate pension plan assets are maintained for TSP, Judges and PPNTE. For the other plans, employee contributions are received and pension obligations are paid directly by the Government.

The Government also participates in the Saskatchewan Healthcare Employees’ Pension Plan (SHEPP), a joint defined benefit plan for employees of the Saskatchewan Health Authority and certain other Government health entities. The Government participating employers contribute to the plan at the ratio of 1.12 to 1 of employee contributions and any actuarially determined deficiency is the responsibility of participating employers and employees at the same ratio. The Government portion of employer contributions represents approximately 98 per cent of total participating employer contributions to the plan.

Government of Saskatchewan Public Accounts 2023-24	59

Summary Financial Statements

Notes to the Financial Statements

5. Retirement Benefits (continued)

Information on the defined benefit plans and the joint defined benefit plan of government service organizations is as follows:

	2024							2023
	TSP	PSSP		Others		SHEPP	Total	Total
Plan status	Closed	Closed		Closed	[1]	Open	n/a	n/a
Employee contribution rate (percentage of salary)	7.85	7.00-9.00	[2]	5.00-8.05	[2]	8.10-10.70	n/a	n/a
Number of active employees	24	8		1,113		40,610	41,755	40,146
Average age of active employees (years)	67.1	67.3		47.9		43.3	43.5	43.6
Number of former employees entitled to deferred pension benefits	4,344	—		199		2,512	7,055	6,961
Number of superannuates and surviving spouses	10,153	3,996		648		22,096	36,893	36,661
Actuarial valuation date	June 30/21	Dec.31/23		Various		Dec. 31/22	n/a	n/a
Long-term assumptions used
Rate of compensation increase (percentage)	2.75	n/a		3.00-3.25		2.75	n/a	n/a
Expected rate of return on plan assets (percentage)	4.10	n/a		5.30-5.75		6.70	n/a	n/a
Discount rate (percentage)	3.10	3.10		2.80-6.60		6.70	n/a	n/a
Inflation rate (percentage)	2.00	2.00		2.00-2.25		2.00	n/a	n/a
Expected average remaining service life (years)	0.20	n/a		9.00-12.00		13.10	n/a	n/a
Post-retirement index (percentage of annual increase in Consumer Price Index)	80	70		Various		Ad hoc	n/a	n/a

[1]	Judges and PPNTE are open to new membership; all other plans are closed.
[2]	Contribution rate varies based on age upon joining the plan.

Defined contribution plans

The Government sponsors the Public Employees Pension Plan (PEPP). The Government provides contributions to the plan at specified rates for employee current service. The Government also contributes to the Saskatchewan Teachers’ Retirement Plan (STRP) which is sponsored by the Saskatchewan Teachers’ Federation, as well as the Municipal Employees’ Pension Plan (MEPP) and the Regina Civic Employees’ Superannuation and Benefit Plan (RCESP). The Government’s share of contributions to the defined contribution plans is fully funded.

Information on the defined contribution plans of government service organizations is as follows:

	2024						2023
	PEPP		STRP [1]	MEPP [2]	RCESP [3]	Total	Total
	Government
	Sponsored
Plan status	Open		Open	Open	Open	n/a	n/a
Employee contribution rate (percentage of salary)	4.50-9.00	[4]	9.50-11.70	9.00	8.80-13.10	n/a	n/a
Government contribution rate (percentage of salary)	5.00-11.50	[4]	7.25-9.25	9.00	9.80-14.60	n/a	n/a
Government service organization participation
Number of active employees	20,546		15,666	10,744	2,396	49,352	48,109
Employee contributions (thousands of dollars)	101,990		120,657	28,273	11,002	261,922	255,675
Government contributions (thousands of dollars)	119,845		92,180	28,261	12,017	252,303	246,770

[1]

Teachers employed by Boards of Education after July 1, 1980 participate in the STRP, a contributory defined benefit pension plan. The Government contributes an amount which is set through provincial negotiations.

[2]

Certain employees of Boards of Education and Regional Colleges participate in the MEPP, a multi-employer defined benefit plan. All costs, including costs of any actuarially determined deficiency, are equally shared by the employers and employees. At December 31, 2023, audited financial statements for the MEPP reported an accrued benefit obligation of $2.42 billion (2022 - $2.22 billion) and plan assets at market value of $3.58 billion (2022 - $3.24 billion). The market value of plan assets is $3.73 billion at March 31, 2024.

[3]

Certain employees of the Saskatchewan Health Authority and a Board of Education participate in the RCESP, a multi-employer defined benefit plan. Amended provisions effective January 1, 2016 require the actuarially determined deficiency as at December 31, 2014 to be amortized over a period of no more than 20 years. The pre-amendment deficiency will be funded through participating employer and employee contributions at a rate of 60 per cent and 40 per cent respectively and any future deficits funded on a 50:50 basis. At December 31, 2023, audited financial statements for the RCESP reported an accrued benefit obligation of $1.63 billion (2022 - $1.67 billion) and plan assets at market value of $1.79 billion (2022 - $1.73 billion). The market value of plan assets is $1.81 billion at March 31, 2024.

[4]	Contribution rate varies based on employee group.

60	Government of Saskatchewan Public Accounts 2023-24

Summary Financial Statements

Notes to the Financial Statements

5. Retirement Benefits (continued)

Pension expense

The total pension expense of government service organizations includes the following:

(thousands of dollars)	2024	2023
Defined benefit plans
Current period benefit cost	19,858	20,618
Amortization of estimation adjustments	229,001	(98,287)
Employee contributions	(4,447)	(4,485)
Change in valuation allowance	(1,996)	(577)
Pension interest cost (schedule 16)	175,437	179,976

Pension expense, defined benefit plans	417,853	97,245
Other plans
Pension expense, joint defined benefit plan	200,474	190,832
Pension expense, defined contribution plans	252,303	246,770

Total Pension Expense (schedule 17)	870,630	534,847

Government business enterprises

Defined benefit plans

There are additional pension plans which are accounted for in the investment in government business enterprises. The two main defined benefit plans of government business enterprises are the Power Corporation Superannuation Plan (SaskPower) and the Saskatchewan Telecommunications Pension Plan (SaskTel). Other plans include the Saskatchewan Government Insurance Superannuation Plan and the Liquor Board Superannuation Plan.

The Government contributes the amount necessary to fund the payment of pension benefits.

Information on the defined benefit plans of government business enterprises is as follows:

	2024				2023
	SaskPower	SaskTel	Others	Total	Total
Plan status	Closed	Closed	Closed	n/a	n/a
Number of active employees	1	5	1	7	10
Number of former employees, superannuates and surviving spouses	1,447	1,696	202	3,345	3,447
Government contributions (thousands of dollars)	—	—	3,270	3,270	2,314
Benefits paid (thousands of dollars)	58,660	61,560	5,276	125,496	125,160
Actuarial valuation date	Sept. 30/22	Mar. 31/23	Various	n/a	n/a
Long-term assumptions used
Discount rate (percentage)	4.85	4.80	4.80-4.90	n/a	n/a
Inflation rate (percentage)	2.00	2.25	2.00	n/a	n/a
Post-retirement index (percentage of annual increase in Consumer Price Index)	70	100	Various	n/a	n/a

Government of Saskatchewan Public Accounts 2023-24	61

Summary Financial Statements

Notes to the Financial Statements

5. Retirement Benefits (continued)

Based on the latest actuarial valuation with extrapolations to the government business enterprises’ year ends, the present value of the accrued benefit obligation and the fair value of plan assets are shown in the table below:

(thousands of dollars)	2024				2023
	SaskPower	SaskTel	Others	Total	Total
Accrued benefit obligation	645,882	749,558	55,203	1,450,643	1,539,348
Fair value of plan assets	626,996	860,503	31,890	1,519,389	1,545,260

Plan Deficit (Surplus)	18,886	(110,945)	23,313	(68,746)	(5,912)
Valuation allowance	—	110,945	2,889	113,834	117,296

Pension Liabilities	18,886	—	26,202	45,088	111,384

Defined contribution plan

Information on government business enterprises’ participation in PEPP is as follows:

	2024	2023
Plan status	Open	Open
Employee contribution rate (percentage of salary) [1]	4.45-8.60	4.45-8.60
Government contribution rate (percentage of salary) [1]	5.50-11.00	5.50-11.00
Government business enterprise participation
Number of active employees	12,840	12,460
Government contributions (thousands of dollars)	81,387	78,139

[1]	Contribution rate varies based on employee group.

Pension expense

Pension expense for government business enterprises is included in net income from government business enterprises. The total pension expense of government business enterprises includes the following:

(thousands of dollars)	2024	2023
Defined benefit plans	(1,051)	2,164
Defined contribution plan	81,387	78,139

Total Pension Expense	80,336	80,303

Net Pension Gain Included in Other Comprehensive Income	(61,975)	(4,484)

62	Government of Saskatchewan Public Accounts 2023-24

Summary Financial Statements

Notes to the Financial Statements

6. Trust Funds

Trust fund assets held and administered by the Government are as follows:

(thousands of dollars)	2024	2023
Pension plans and annuity funds	19,252,535	17,881,600
Employee benefit plans	691,660	672,929
Public Guardian and Trustee of Saskatchewan	319,395	291,885
Other	42,652	46,098

Total Trust Fund Assets[1]	20,306,242	18,892,512

[1]	Amounts are based on the latest available financial statements of the funds closest to March 31, 2024.

7. Contractual Rights and Obligations

Contractual Rights

The Government has the following contractual rights reported by the year the amounts are expected to be recognized:

(thousands of dollars)	2024							2023
	2025	2026	2027	2028	2029	Thereafter	Total	Total
								(Restated)
Government Service Organizations
Transfers from the federal government
Operating[1]	698,127	707,305	254,860	208,639	44,188	49,749	1,962,868	1,683,958
Capital	246,966	163,620	183,043	117,884	20,278	22,698	754,489	774,093
Other own-source revenue
Fees
Real property sales and leases	61,690	19,746	15,372	12,353	11,836	101,599	222,596	232,321
Other fees	42,971	38,976	37,391	36,297	35,711	39,905	231,251	64,689
Miscellaneous	504	504	504	504	—	—	2,018	—

Total Government Service Organizations	1,050,258	930,151	491,170	375,677	112,013	213,951	3,173,222	2,755,061

Government Business Enterprises
Utility sector	321,504	192,364	201,788	48,717	16,800	—	781,173	482,349
Liquor and gaming sector[2]	104,200	111,258	115,751	120,106	120,106	—	571,421	646,040

Total Government Business Enterprises	425,704	303,622	317,539	168,823	136,906	—	1,352,594	1,128,389

Total Contractual Rights[3]	1,475,962	1,233,773	808,709	544,500	248,919	213,951	4,525,816	3,883,450

[1]	The contractual rights for federal operating transfer agreements with no expiration date include estimated revenue for up to 10 contract years. Contractual rights beyond this could be significant.

[2]

A gaming agreement has an expiration date that extends to 2037; however, amounts for contractual rights beyond 2029 are not included. The contractual rights beyond 2029 for this agreement could be significant.

[3]

The Government has contractual rights that could be significant, but are not included in the table above, as the expected revenues cannot be reasonably estimated. These rights include: Sustainable Canadian Agricultural Partnership, for which transfers from the federal government are based on crop yields each year; private reinsurance agreements, for which insurance recovery revenue arises from catastrophic events (e.g., severe weather); and forest management agreements, for which licensees pay fees based on the cubic meters harvested.

Government of Saskatchewan Public Accounts 2023-24	63

Summary Financial Statements

Notes to the Financial Statements

7. Contractual Rights and Obligations (continued)

Contractual Obligations

The Government has the following contractual obligations reported by the year the amounts are expected to be recognized:

(thousands of dollars)	2024							2023
	2025	2026	2027	2028	2029	Thereafter	Total	Total
								(Restated)
Government Service Organizations
Transfers
Policing	247,768	254,869	260,669	246,477	250,970	791,186	2,051,939	2,248,270
Social supports and services	404,539	262,928	105,046	—	—	—	772,513	721,102
Health and medical services and supports	169,636	120,341	84,786	83,782	73,439	—	531,984	484,296
Gaming	77,740	104,280	106,523	108,893	111,407	—	508,843	504,462
Capital	268,196	95,812	44,035	23,554	6,233	—	437,830	459,253
Post secondary education	416,459	1,681	1,906	1,944	—	—	421,990	822,126
Beverage container collection and recycling	36,334	36,929	37,510	38,123	—	—	148,896	37,584
Research and development	29,140	31,057	23,080	15,272	1,180	12,584	112,313	61,658
Other	87,655	55,284	36,417	11,805	4,631	2,756	198,548	132,927
Construction and acquisition of tangible capital assets	1,081,936	357,411	234,966	195,859	929	589	1,871,690	713,767
Operation, maintenance and life cycle rehabilitation payments under P3s	26,501	27,646	30,585	34,804	42,813	958,308	1,120,657	1,122,194
Service agreements
Computer	239,650	133,149	80,260	49,318	21,146	30,514	554,037	471,143
Transportation	43,771	43,474	32,427	26,113	14,076	2,156	162,017	116,287
Emergency communications	16,286	16,324	16,514	17,043	3,032	—	69,199	64,788
Other	49,425	22,959	15,295	6,592	3,655	47,675	145,601	123,218
Operating lease agreements	95,742	71,537	51,771	40,738	61,894	94,954	416,636	416,287
Other	61,066	4,432	4,432	4,432	4,432	6,743	85,537	80,833

Total Government Service Organizations[1]	3,351,844	1,640,113	1,166,222	904,749	599,837	1,947,465	9,610,230	8,580,195

Government Business Enterprises
Forward purchase contracts
Power	435,980	430,293	460,159	475,115	471,865	7,468,397	9,741,809	11,277,908
Natural gas	210,674	176,435	150,749	121,394	120,319	181,280	960,851	861,062
Coal	153,422	76,422	77,926	78,964	61,232	—	447,966	723,261
Construction, acquisition and maintenance of capital assets	2,518,063	456,055	305,724	252,805	166,618	519,546	4,218,811	3,434,356
Service agreements	185,447	48,879	23,844	12,825	3,524	—	274,519	209,838
Other	8,257	3,147	3,100	2,021	29	301	16,855	20,712

Total Government Business Enterprises	3,511,843	1,191,231	1,021,502	943,124	823,587	8,169,524	15,660,811	16,527,137

Total Contractual Obligations	6,863,687	2,831,344	2,187,724	1,847,873	1,423,424	10,116,989	25,271,041	25,107,332

[1]	Contractual obligations for government service organizations by theme are as follows:

	2024	2023
Protection of persons and property	2,251,475	2,412,309
General government	1,758,556	902,039
Health	1,249,718	1,040,396
Education	1,061,633	1,305,435
Transportation	1,030,288	904,622
Community development	966,208	969,323
Social services and assistance	815,322	787,189
Environment and natural resources	209,080	72,921
Agriculture	191,197	100,673
Economic development	76,753	85,288

Total Government Service Organizations	9,610,230	8,580,195

64	Government of Saskatchewan Public Accounts 2023-24

Summary Financial Statements

Notes to the Financial Statements

8. Contingencies

Contingent Assets

The Government has instituted claims against tobacco and opioid manufacturers for the recovery of health care benefits paid as a result of tobacco and opioid consumption and opioid marketing. The amount of the potential recovery cannot be estimated.

Contingent Liabilities

The Government is involved in various legal actions, the outcome of which is not determinable. Up to $590 million (2023 - $214 million) may be paid depending on the outcome of lawsuits in progress which include aboriginal land claims, claims for damages to persons and property and disputes over taxes and funding.

The Government also has up to $5 million (2023 - $5 million) in other contingent liabilities that are dependent on environmental remediation and guaranteed debt repayments.

9. New Accounting Standards

During 2023-24, the Government adopted PS 3400 Revenue, establishing guidance on the recognition, measurement, presentation and disclosure of revenue. As a result, the Government no longer records unearned revenue from motor vehicle licensing fees. The standard was accounted for prospectively, resulting in the recognition of $71 million in fees revenue in 2023-24 that was previously recorded as unearned revenue.

Additionally, the following other accounting policies were adopted, resulting in a net decrease to the accumulated operating deficit, beginning of year of $173 million.

The Government adopted PS 3160 Public Private Partnerships, establishing guidance on the recognition, measurement and disclosure of public private partnership (P3) arrangements. As a result, the discount rate used to measure P3 assets and liabilities was changed from the Government’s cost of borrowing to the weighted average cost of capital specific to each P3 arrangement. The standard was accounted for retroactively without restatement of prior periods, resulting in an increase to the accumulated operating deficit, beginning of year of $33 million. This also resulted in decreases to tangible capital assets of $295 million and obligations under long-term financing arrangements of $262 million.

Government business enterprises, as required by International Financial Reporting Standards (IFRS), adopted IFRS 17 Insurance Contracts, which requires a revised method of measuring insurance contract liabilities. The standard was accounted for retroactively without restatement of prior periods, resulting in a $206 million decrease to the accumulated operating deficit, beginning of year and a corresponding increase to the investment in government business enterprises. The information below summarizes the impact of the IFRS 17 adoption on the prior year financial results of government business enterprises and is provided to allow for comparison to 2023-24:

(thousands of dollars)	2023
	As Reported	Adjustments	Adjusted
	(Schedule 3)	for IFRS 17	Total
Assets	28,379,943	(530,378)	27,849,565
Liabilities	21,135,489	(736,774)	20,398,715

Net Assets	7,244,454	206,396	7,450,850

Revenue	9,759,738	68,133	9,827,871
Expense	9,487,877	(337,240)	9,150,637

Income (loss) from operations	271,861	405,373	677,234
Unusual items	(21,615)	—	(21,615)

Net Income from Government Business Enterprises	250,246	405,373	655,619
Retained earnings (loss), beginning of year	6,523,897	(198,977)	6,324,920
Dividends to government entities	(629,462)	—	(629,462)

Retained earnings, end of year	6,144,681	206,396	6,351,077

Accumulated other comprehensive income (loss), beginning of year	212,320	—	212,320
Other comprehensive income (loss)	(56,478)	—	(56,478)

Accumulated other comprehensive income (loss), end of year	155,842	—	155,842

Equity advances from government entities	943,931	—	943,931

Investment in Government Business Enterprises	7,244,454	206,396	7,450,850

Government of Saskatchewan Public Accounts 2023-24	65

Summary Financial Statements

Notes to the Financial Statements

9. New Accounting Standards (continued)

During 2022-23, the Government adopted PS 3450 Financial Instruments, PS 2601 Foreign Currency Translation, PS 1201 Financial Statement Presentation, PS 3041 Portfolio Investments and PS 3280 Asset Retirement Obligations. These new and amended standards were accounted for retroactively without restatement of prior periods and resulted in an increase to the accumulated operating deficit, beginning of year of $519 million, and the initial reporting of accumulated remeasurement gains of $362 million.

10. Small Modular Reactor Investment Fund

The Small Modular Reactor Investment Fund (SMRIF) is a segregated fund designed to support the future development of a small modular nuclear reactor. The SMRIF, as part of the General Revenue Fund, consists of revenue from the electricity sector net of any Clean Electricity Transition Grants (CETG). Investment income earned is retained in the SMRIF.

(thousands of dollars)	2024
Actual
Electricity sector revenue
Output-Based Performance Standards	337,853

Electricity sector revenue attributable to SMRIF	337,853

Small Modular Reactor Investment Fund
SMRIF, beginning of year	—
Electricity sector revenue attributable to SMRIF	337,853

SMRIF, end of year [1]	337,853

[1]	Closing balance is included in accounts receivable.

11. Comparative Figures

Certain 2023 comparative figures are reclassified to conform with the current year’s presentation.

66	Government of Saskatchewan Public Accounts 2023-24

Summary Financial Statements

Accounts Receivable	Schedule 1
As at March 31, 2024
(thousands of dollars)

	2024	2023
Taxation1a	636,348	637,753
Non-renewable resources1b	279,200	407,905
Other own-source1b	1,544,854	962,067
Transfers from the federal government1c	956,402	405,529

Total Accounts Receivable	3,416,804	2,413,254
Provision for loss	(245,131)	(220,276)

Accounts Receivable	3,171,673	2,192,978

[1]	The Government’s exposure to credit risk related to accounts receivable is as follows:
[a]	Taxation receivables are largely based on estimates and collectability is assessed based on several factors including historical experience.
[b]	The age of a receivable is an indicator of its collectability. The aging of these receivables is as follows:

	0-30 days	31-60 days	61-90 days	over 90 days	Total
Non-renewable resources	255,467	464	521	22,748	279,200
Other own-source [i]	657,562	30,035	63,825	338,273	1,089,695

[i]	Excludes receivables related to unbilled Output-Based Performance Standards revenue of $455 million, which is largely based on estimates.

[c]	The Government is not exposed to significant risk on its transfers receivable from the federal government.

Loans Receivable	Schedule 2
As at March 31, 2024
(thousands of dollars)

	2024	2023
Loans to government business enterprises[1]	923,565	634,181
Student loans[2]	507,537	446,960
Other[3]	3,529	2,908

Total Loans Receivable	1,434,631	1,084,049
Provision for loss	(108,632)	(89,626)

Loans Receivable	1,325,999	994,423

[1]

The Government has $975 million (2023 - $675 million) in loans receivable from government business enterprises repayable over 3 to 19 years and bearing interest between 3.4 and 5.2 per cent (2023 - 3.9 and 5.2 per cent). The loans are recorded net of $51 million (2023 - $41 million) for the government business enterprises’ equity in sinking funds administered by the Government.

[2]

Student loans are interest free until the discontinuance of full-time studies or graduation. Interest rates are prescribed by the Government and range between 7.0 and 7.9 per cent (2023 - 6.0 and 6.9 per cent). Student grants and other varieties of loan forgiveness are available to students who meet specific criteria.

The administration and delivery of the federal and provincial student loans programs is integrated. The Government approves applications for both provincial and federal loans. External agencies are contracted to disburse, administer and collect loans, and the federal government is responsible for collection of loans in default.

A loss provision of $108 million (2023 - $89 million) is recorded on these loans.

[3]

Other consists of numerous loans at various interest rates and maturities. Security on other loans varies and may include promissory notes, mortgages on real property, security agreements or guarantees. A loss provision of $1 million (2023 - $1 million) is recorded on these loans.

Government of Saskatchewan Public Accounts 2023-24	67

Summary Financial Statements

Investment in Government Business Enterprises

As at March 31, 2024

(thousands of dollars)

	Utility
					Sask Gov’t
	SaskEnergy	SaskPower	SaskTel	SaskWater	Insurance
Assets
Cash and cash equivalents	20,485	374,012	(2,469)	3,321	55,849
Accounts receivable	184,813	469,401	223,970	7,099	94,343
Inventories	28,016	361,691	51,147	858	—
Sinking fund investments	178,933	799,709	136,192	16,765	—
Other investments[4]	—	—	—	—	1,609,569
Capital assets	3,165,144	11,587,222	2,388,500	424,902	26,744
Intangible assets	45,251	82,202	386,372	—	4,925
Other assets	11,250	70,154	234,509	1,428	29,098

Total Assets[5]	3,633,892	13,744,391	3,418,221	454,373	1,820,528

Liabilities
Accounts payable and accrued liabilities	142,335	950,866	176,068	5,920	62,555
Dividends payable to government entities	5,991	5,130	10,165	1,114	—
Gross debt	2,012,213	8,557,302	1,791,891	112,033	—
Insurance contract liabilities	—	—	—	—	1,079,051
Other liabilities[8]	227,399	1,278,359	136,168	251,986	18,182

Total Liabilities[5]	2,387,938	10,791,657	2,114,292	371,053	1,159,788

Net Assets	1,245,954	2,952,734	1,303,929	83,320	660,740

Revenue
Operating	929,463	3,378,877	1,359,546	69,577	1,348,606
Investment income[6]	—	6,252	6,372	207	114,768

Total Revenue[5]	929,463	3,385,129	1,365,918	69,784	1,463,374

Expense
Operating	836,907	2,796,939	1,223,589	58,308	114,661
Insurance service	—	—	—	—	1,269,777
Financing Charges[6]	70,963	403,591	45,122	2,758	790

Total Expense[5]	907,870	3,200,530	1,268,711	61,066	1,385,228

Income (loss) from operations	21,593	184,599	97,207	8,718	78,146
Unusual items	(530)	—	—	—	—

Net Income from Government Business Enterprises	21,063	184,599	97,207	8,718	78,146
Retained earnings (loss), beginning of year	1,236,637	2,070,692	921,742	71,200	477,879
Adjustment to retained earnings (loss)[7]	—	—	—	—	28,413
Dividends to government entities	(20,638)	(18,460)	(38,883)	(4,359)	—

Retained earnings, end of year	1,237,062	2,236,831	980,066	75,559	584,438

Accumulated other comprehensive income (loss), beginning of year	(11,966)	77,888	92,423	(1,026)	(3,852)
Adjustment to accumulated other comprehensive income (loss)	—	—	—	—	—
Other comprehensive income (loss)	(673)	45,015	(5,560)	87	154

Accumulated other comprehensive income (loss), end of year	(12,639)	122,903	86,863	(939)	(3,698)

Equity advances from government entities	21,531	593,000	237,000	8,700	80,000

Investment in Government Business Enterprises	1,245,954	2,952,734	1,303,929	83,320	660,740

[1]	Net assets are: [a] held on behalf of Saskatchewan’s motoring public and cannot be used for any other purpose; [b] maintained in an injury fund and cannot be used for any other purpose.

[2]	Effective June 1, 2023, Saskatchewan Gaming Corporation became a wholly owned subsidiary of Lotteries and Gaming Saskatchewan Corporation.

[3]	Adjustments primarily include:

•	the elimination of unrealized inter-entity gains and losses; and

•	the operations of the Saskatchewan Gaming Corporation prior to June 1, 2023.

[4]

Includes bonds and debentures of $2.79 billion (2023 - $2.72 billion) that bear interest at rates up to 6.5 per cent (2023 - up to 6.5 per cent) and have maturity dates up to 53.5 years (2023 - up to 54.5 years).

[5]

Total assets include $1.39 billion (2023 - $1.16 billion) due from or invested in public sector entities (entities); total liabilities include $12.88 billion (2023 - $11.91 billion) in gross debt owing to entities and $783 million (2023 - $410 million) in accounts payable or services due to entities; total revenue includes $496 million (2023 - $500 million) from entities; and total expense includes $1.28 billion (2023 - $944 million) paid and owing to entities.

[6]	Financing charges is reported net of sinking fund earnings. Financing charges in the amount of $401 million (2023 - $377 million) was paid and owing to entities.

[7]	Certain government business enterprises adopted IFRS 17 which requires significant changes to the accounting for insurance and reinsurance contracts (note 9).

68	Government of Saskatchewan Public Accounts 2023-24

Summary Financial Statements

Schedule 3

						2024	2023
Insurance & Financing			Liquor & Gaming
Sask Auto	Workers’	Municipal	Liquor & Gaming	Lotteries &
Fund1a	Comp.1b	Financing Corp.	Authority	Gaming Sask[2]	Adjustments[2] [3]	Total	Total
53,565	160,089	6,811	33,619	52,767	—	758,049	429,409
34,519	5,291	5,252	46,050	91,496	—	1,162,234	1,623,212
5,638	—	—	17,343	98	—	464,791	403,773
—	—	19,772	—	—	—	1,151,371	1,023,054
3,105,240	2,125,924	317,683	—	14,522	—	7,172,938	6,960,345
41,489	18,647	—	25,236	165,989	(11,665)	17,832,208	16,985,156
22,049	1,555	—	5,925	—	—	548,279	550,826
11,472	2,354	—	2,431	1,094	—	363,790	404,168

3,273,972	2,313,860	349,518	130,604	325,966	(11,665)	29,453,660	28,379,943

57,110	13,998	1,556	31,403	73,955	—	1,515,766	1,389,835
—	—	—	50,110	53,530	—	126,040	166,642
—	—	328,656	—	78,079	—	12,880,174	11,918,723
2,291,972	1,810,294	—	—	—	—	5,181,317	5,558,218
—	15,084	—	49,091	3,999	(91,033)	1,889,235	2,102,071

2,349,082	1,839,376	330,212	130,604	209,563	(91,033)	21,592,532	21,135,489

924,890	474,484	19,306	—	116,403	79,368	7,861,128	7,244,454

1,226,946	337,580	—	650,222	600,133	73,253	9,974,203	9,668,233
183,452	172,550	11,021	—	2,557	—	497,179	91,505

1,410,398	510,130	11,021	650,222	602,690	73,253	10,471,382	9,759,738

230,935	54,582	50	378,662	407,917	20,680	6,123,230	6,296,063
1,249,732	424,078	—	—	—	—	2,943,587	2,670,014
—	134	10,571	2,406	3,625	57	540,017	521,800

1,480,667	478,794	10,621	381,068	411,542	20,737	9,606,834	9,487,877

(70,269)	31,336	400	269,154	191,148	52,516	864,548	271,861
—	—	—	37,405	—	—	36,875	(21,615)

(70,269)	31,336	400	306,559	191,148	52,516	901,423	250,246
780,500	479,824	19,455	(2,300)	—	89,052	6,144,681	6,523,897
214,659	(36,676)	—	(2,171)	61,090	(58,919)	206,396	—
—	—	—	(307,573)	(135,835)	(3,281)	(529,029)	(629,462)

924,890	474,484	19,855	(5,485)	116,403	79,368	6,723,471	6,144,681

—	—	(1,393)	3,768	—	—	155,842	212,320
—	—	—	2,607	—	(2,607)	—	—
—	—	844	(890)	—	2,607	41,584	(56,478)

—	—	(549)	5,485	—	—	197,426	155,842

—	—	—	—	—	—	940,231	943,931

924,890	474,484	19,306	—	116,403	79,368	7,861,128	7,244,454

[8]	Capital lease obligations, reported in other liabilities above, have the following payment schedule:

	2024	2023
2023-24	—	204,860
2024-25	198,507	193,238
2025-26	170,967	168,855
2026-27	171,590	169,746
2027-28	172,160	170,856
2028-29	173,363	—
Thereafter	844,814	1,004,465

	1,731,401	1,912,020
Less interest and executory costs	(798,843)	(926,432)

Leases[a]	932,558	985,588

[a]	Leases bear interest up to 15.8 per cent (2023 - up to 15.8 per cent) and have expiry dates up to 65.3 years (2023 - up to 66.3 years).

Government of Saskatchewan Public Accounts 2023-24	69

Summary Financial Statements

Sinking Fund Investments	Schedule 4
As at March 31, 2024
(thousands of dollars)

	2024			2023
	Sinking Fund			Sinking Fund
	Investments Held for			Investments Held for
		Government			Government
		Business			Business
		Enterprise	Sinking		Enterprise	Sinking
	General	Specific	Fund	General	Specific	Fund
	Debt	Debt	Investments	Debt	Debt	Investments
Government Service Organization Sinking Fund Investments
General Revenue Fund
Operating	877,294	—	877,294	811,760	—	811,760
Saskatchewan Capital Plan	814,610	—	814,610	632,441	—	632,441
Innovation Saskatchewan	6,514	—	6,514	6,034	—	6,034

Total Government Service Organization Sinking Fund Investments	1,698,418	—	1,698,418	1,450,235	—	1,450,235

Government Business Enterprise Sinking Fund investments[1]
Saskatchewan Power Corporation	25,573	828,275	853,848	17,650	751,761	769,411
SaskEnergy Incorporated	14,232	176,181	190,413	13,238	157,625	170,863
Saskatchewan Telecommunications Holding Corporation	507	143,289	143,796	—	120,951	120,951
Municipal Financing Corporation of Saskatchewan	11,123	9,524	20,647	9,931	8,000	17,931
Saskatchewan Water Corporation	—	17,685	17,685	—	16,610	16,610

Total Government Business Enterprise Sinking Fund Investments	51,435	1,174,954	1,226,389	40,819	1,054,947	1,095,766

Total sinking fund investments[2] [3]	1,749,853	1,174,954	2,924,807	1,491,054	1,054,947	2,546,001
Government of Saskatchewan securities held as sinking fund investments (schedule 9)	(306,774)	(205,174)	(511,948)	(285,740)	(201,873)	(487,613)

Sinking Fund Investments	1,443,079	969,780	2,412,859	1,205,314	853,074	2,058,388

[1]

Schedule 3 provides information on Government Business Enterprises (GBEs) as presented in their audited financial statements closest to March 31, 2024. The sinking fund investments reported above are $75 million (2023 - $73 million) higher than the sinking fund investments reported on Schedule 3 mainly to conform to Canadian public sector accounting standards.

70	Government of Saskatchewan Public Accounts 2023-24

Summary Financial Statements

Sinking Fund Investments (continued)	Schedule 4

[2]	Sinking fund investment transactions during the year are as follows:

	2023	2024
	Sinking				Sinking
	Fund				Fund
	Investments	Contributions[a]	Earnings[b]	Redemptions[c]	Investments
Sinking fund investments held for:
General debt	1,491,054	240,100	29,179	(10,480)	1,749,853
GBE specific debt	1,054,947	101,863	19,780	(1,636)	1,174,954

Total Sinking Fund Investments	2,546,001	341,963	48,959	(12,116)	2,924,807

[a]

Annual contributions, established by Order in Council, are typically set at a minimum of either one or two per cent of debentures outstanding. The aggregate amount of contributions estimated to be required in each of the next five years and thereafter to meet sinking fund requirements by debt classification are as follows:

	2025	2026	2027	2028	2029	Thereafter	Total
Sinking fund investments held for:
General debt	260,576	266,376	266,376	250,626	238,676	3,304,370	4,587,000
GBE specific debt	100,470	100,390	98,123	97,854	97,282	1,600,260	2,094,379

Total Sinking Fund Investment Contributions	361,046	366,766	364,499	348,480	335,958	4,904,630	6,681,379

[b]	Sinking fund investment earnings include losses on investment sales of $38 million (2023 - $31 million).
[c]	Redemptions are based on the market value of the sinking fund units at the date of redemption.
[3]	Sinking fund investments are as follows:

	2024	2023
Long-term investments[a] in securities of:
Governments of other provinces (coupon interest range 0.0 to 5.9 per cent; maturing in 0.4 to 29.5 years)	1,360,946	1,289,137
Government of Canada (coupon interest range 0.3 to 4.5 per cent; maturing in 0.2 to 30.0 years)	959,454	685,882
Government of Saskatchewan (coupon interest range 2.2 to 6.4 per cent; maturing in 0.2 to 30.0 years)	511,948	487,613
Cash, cash equivalents and accrued interest	92,459	83,369

Total Sinking Fund Investments	2,924,807	2,546,001

[a]	The average yield to maturity on long-term investments at March 31, 2024 is 3.4 per cent (2023 - 2.7 per cent).

Government of Saskatchewan Public Accounts 2023-24	71

Summary Financial Statements

Portfolio Investments	Schedule 5
As at March 31, 2024
(thousands of dollars)

	2024	2023
Bonds and debentures[1]	408,765	717,254
Pooled investment funds	202,812	201,717
Equities	172,076	141,950
Other[2]	249,508	455,834

Total Portfolio Investments	1,033,161	1,516,755
Government of Saskatchewan securities held as investments (schedule 9)	(157,362)	(60,725)

Portfolio Investments	875,799	1,456,030

[1]	Bonds and debentures held by the Government have a market value of $408 million (2023 - $707 million) and include securities of:

	2024	2023
Government of Saskatchewan (coupon interest range 0.8 to 3.2 per cent; maturing in 0.2 to 1.4 years)	157,362	60,725
Governments of other provinces (coupon interest range 1.6 to 5.1 per cent; maturing in 0.1 to 31.9 years)	121,397	265,579
Corporations (coupon interest range 1.1 to 7.1 per cent; maturing in 0.4 to 31.8 years)	65,417	71,979
Government of Canada (coupon interest range 0.3 to 5.0 per cent; maturing in 0.1 to 30.9 years)	58,278	313,647
Other (coupon interest range 0.5 to 5.4 per cent; maturing in 0.3 to 28.9 years)	6,311	5,324

Total Bonds and Debentures	408,765	717,254

[2]	Includes fixed-rate securities of $241 million (2023 - $450 million) with a market value of $242 million (2023 - $451 million).

72	Government of Saskatchewan Public Accounts 2023-24

Summary Financial Statements

Accounts Payable and Accrued Liabilities	Schedule 6
As at March 31, 2024
(thousands of dollars)

	2024	2023
Transfers[1] 6c	1,090,794	663,404
Salaries and benefits[2] 6a	1,067,582	971,150
Supplier payments6b	471,818	378,649
Contaminated sites[3] 6c	333,390	236,869
Asset retirement obligations[4] 6c	329,059	321,035
Financing charges6b	181,157	165,571
Federal government repayments[5] 6c	142,762	305,070
Treaty land entitlement claims6c	86,012	84,900
Other6c	493,965	341,236

Total Accounts Payable and Accrued Liabilities	4,196,539	3,467,884

[1]	Includes transfers to the federal government of $176 million (2023 - $166 million) and capital transfers of $150 million (2023 - $118 million).
[2]	Includes accruals for other employee future benefits of $459 million (2023 - $436 million) mainly for accumulated sick leave, long-term disability and life insurance benefits.
[3]	Includes remediation for:

Abandoned mines

The Government is responsible for remediation of certain abandoned uranium and precious and base metal mines on Crown land, where the companies that caused the contamination no longer exist. The contaminated sites liabilities include $117 million (2023 - $42 million) for the remediation of uranium mines. These sites have building debris, radioactive tailings, acidic water conditions and elevated radiation in exposed waste rock. The contaminated sites liabilities also include $61 million (2023 - $38 million) related to precious and base metal mines, which have several contaminants in soil, sediment and surface water from waste rock, tailings and concentrates.

Soil contamination

The Government is responsible for remediation of soil contamination of $100 million (2023 - $98 million), primarily related to the storage of road salt, asphalt and fuel inventories.

Industrial operations

The Government has provided a $55 million (2023 - $59 million) indemnity for environmental liabilities related to the industrial operations of a chemical plant and pulp mill site. These sites have excessive mercury levels in the soil and excessive contaminants in a landfill waste area, respectively.

[4]

The government has legal obligations for the removal of asbestos from certain buildings at an estimated cost of $316 million (2023 - $313 million), the disposal of certain equipment at an estimated cost of $8 million (2023 - $8 million) and the decommissioning of landfills at an estimated cost of $5 million (2023 - nil).

[5]	Includes amounts repayable for income taxes and Equalization transfers.

[6]	The Government’s exposure to liquidity risk related to accounts payable and accrued liabilities is as follows:

[a]

Except for employee future benefit accruals, the liabilities for salaries and benefits are generally payable within one year. The liabilities for employee future benefits are generally long-term in nature and the associated repayment terms are not reliably estimated.

[b]	The liabilities for supplier payments and financing charges are generally payable within one year.

[c]	Estimated payment terms for certain liabilities are as follows:

	2025	2026	2027	2028	2029	Thereafter[i]	Total
Transfers	873,462	68,076	6,405	11,273	1,348	130,230	1,090,794
Contaminated sites	80,723	32,060	7,942	6,104	3,974	202,587	333,390
Asset retirement obligations	35	677	687	1,306	3,574	322,780	329,059
Federal government repayments	13,289	129,473	—	—	—	—	142,762
Treaty land entitlement claims	18,071	—	—	—	—	67,941	86,012
Other	409,212	8,440	253	186	3,114	72,760	493,965

[i]	Amounts for which no specific repayment terms exist are classified as thereafter.

Government of Saskatchewan Public Accounts 2023-24	73

Summary Financial Statements

Unearned Revenue	Schedule 7
As at March 31, 2024
(thousands of dollars)

	2024	2023
Own-source[1]	308,343	214,771
Transfers from the federal government[2]	74,483	77,401

Total Unearned Revenue	382,826	292,172

[1]

Includes $140 million (2023 – nil) for registry access fees. With the adoption of PS 3400 in the current year (note 9), deferred motor vehicle licensing fees are no longer recorded as unearned revenue (2023 - $71 million).

[2]	Includes $68 million (2023 - $72 million) for early learning and childcare.

74	Government of Saskatchewan Public Accounts 2023-24

Summary Financial Statements

Pension Liabilities	Schedule 8
As at March 31, 2024
(thousands of dollars)

	2024				2023
	TSP	PSSP	Others	Total	Total
Accrued benefit obligation, beginning of year	4,813,948	1,435,059	470,679	6,719,686	6,715,807
Current period benefit cost	479	—	19,379	19,858	20,618
Interest cost	133,727	41,642	19,678	195,047	198,905
Actuarial losses (gains)	72,523	(6,001)	(18,202)	48,320	236,028
Benefit payments	(325,140)	(109,082)	(22,461)	(456,683)	(451,672)

Accrued Benefit Obligation, End of Year	4,695,537	1,361,618	469,073	6,526,228	6,719,686

Plan assets, beginning of year	164,349	—	209,150	373,499	395,229
Employer contributions	301,788	109,074	16,948	427,810	412,097
Employee contributions	33	—	4,414	4,447	4,485
Return on plan assets[1]	9,991	8	9,611	19,610	18,929
Actuarial gains (losses)	491	—	2,026	2,517	(5,569)
Benefit payments	(325,140)	(109,082)	(22,461)	(456,683)	(451,672)

Plan Assets, End of Year[2]	151,512	—	219,688	371,200	373,499

	4,544,025	1,361,618	249,385	6,155,028	6,346,187
Unamortized estimation adjustment (losses) gains[3]	(72,032)	6,001	13,859	(52,172)	(235,370)
Joint defined benefit plan (SHEPP) net asset[1] [4]	n/a	n/a	(1,831,014)	(1,831,014)	(1,573,382)
Valuation allowance[5]	—	—	1,837,198	1,837,198	1,581,562

Total Pension Liabilities[6]	4,471,993	1,367,619	269,428	6,109,040	6,118,997

[1]	The actual rate of return on plan assets is 6.9 per cent (2023 - negative 0.4 per cent) for the TSP and 8.3 per cent (2022 - negative 3.7 per cent) for the SHEPP.
[2]	The market value of plan investments is $370 million at March 31, 2024 (2023 - $367 million) for the defined benefit plans.
[3]

Unamortized estimation adjustments are amortized to pension expense over the expected average remaining service life of the related employee group at the time the estimation adjustments arose and commence in the year following the adjustment as follows: in the year following for the TSP and the PSSP and up to 13.1 years for the SHEPP and the other plans.

[4]	At December 31, the SHEPP reported the following:

	2023	2022
Accrued benefit obligation	8,152,500	7,885,600
Plan assets at market-related values	10,191,735	9,582,904
Unamortized estimation adjustment gains	208,221	123,922
Government portion of employer contributions	200,474	190,832
Member contributions	183,169	175,655
Benefit payments	455,300	453,600
Market value of plan investments	9,977,184	9,277,607

The market value of SHEPP’s investments is $10.18 billion at March 31, 2024.

[5]

The valuation allowance includes $1.83 billion (2022 - $1.57 billion) for the SHEPP which reduces the Government portion of the SHEPP pension asset to nil as plan assets and surpluses are restricted for member benefits.

[6]

The total pension liabilities are based on the latest actuarial valuations extrapolated to March 31, 2024 for the defined benefit plans and December 31, 2023 for the joint defined benefit plan. Changes in assumptions can result in significantly higher or lower estimates of pension liabilities. A decrease or increase in the discount rate would impact as follows:

			(Decrease) Increase
		Rate Change	in Pension Liability
TSP	Increase in discount rate	0.1 per cent	(47,907)
	Decrease in discount rate	0.1 per cent	48,728
PSSP	Increase in discount rate	0.1 per cent	(11,301)
	Decrease in discount rate	0.1 per cent	12,137

			Decrease (Increase)
		Rate Change	in Pension Asset
SHEPP	Increase in discount rate	1.0 per cent	(872,318)
	Decrease in discount rate	1.0 per cent	1,076,130

Government of Saskatchewan Public Accounts 2023-24	75

Summary Financial Statements

Public Debt	Schedule 9
As at March 31, 2024
(thousands of dollars)

	2024			2023
		Government			Government
		Business			Business
		Enterprise			Enterprise
	General	Specific		General	Specific
	Debt[1] [2]	Debt	Total	Debt[1] [2]	Debt	Total
Government Service Organization Debt
General Revenue Fund
Operating	7,463,811	—	7,463,811	8,451,900	—	8,451,900
Saskatchewan Capital Plan[3]	11,491,080	—	11,491,080	9,771,080	—	9,771,080
Boards of Education	118,510	—	118,510	130,235	—	130,235
Innovation Saskatchewan	52,155	—	52,155	52,890	—	52,890
Saskatchewan Health Authority	46,745	—	46,745	52,502	—	52,502
Global Transportation Hub Authority	19,000	—	19,000	22,000	—	22,000
Water Security Agency	4,746	—	4,746	9,165	—	9,165
Health Sector Affiliates	4,351	—	4,351	5,662	—	5,662
Other	3,342	—	3,342	5,415	—	5,415

Government Service Organization Debt	19,203,740	—	19,203,740	18,500,849	—	18,500,849

Government Business Enterprise Debt[4]
Saskatchewan Power Corporation	750,000	7,905,079	8,655,079	450,000	7,490,328	7,940,328
SaskEnergy Incorporated	75,000	1,930,383	2,005,383	75,000	1,871,439	1,946,439
Saskatchewan Telecommunications
Holding Corporation	50,000	1,739,758	1,789,758	50,000	1,576,672	1,626,672
Municipal Financing Corporation of Saskatchewan	100,000	244,209	344,209	100,000	188,149	288,149
Saskatchewan Water Corporation	—	111,805	111,805	—	95,891	95,891
Lotteries and Gaming Saskatchewan Corporation	—	77,059	77,059	—	—	—
Liquor and Gaming Authority	—	—	—	—	84,004	84,004

Government Business Enterprise Debt	975,000	12,008,293	12,983,293	675,000	11,306,483	11,981,483

Gross debt[5] [6]	20,178,740	12,008,293	32,187,033	19,175,849	11,306,483	30,482,332
Government of Saskatchewan securities held as investments[1]	(464,136)	(205,174)	(669,310)	(402,551)	(201,873)	(604,424)
Accumulated foreign exchange remeasurement[7]	91,401	—	91,401	84,651	—	84,651

Public Debt	19,806,005	11,803,119	31,609,124	18,857,949	11,104,610	29,962,559

[1]

General debt, presented on the Statement of Financial Position, is net of Government of Saskatchewan securities held as investments, consisting of $307 million in sinking fund investments (2023 - $286 million), $157 million in portfolio investments (2023 - $61 million) and nil in cash and cash equivalents (2023 - $56 million). Government Business Enterprise (GBE) specific debt is presented on a gross basis in schedule 3.

[2]	General debt includes $11 million (2023 - $18 million) secured primarily by assets with a carrying value of $54 million (2023 - $79 million).
[3]	General Revenue Fund - Saskatchewan Capital Plan consists of amounts borrowed by the General Revenue Fund to finance investment in capital assets as presented in the Saskatchewan Provincial Budget.
[4]

GBE debt includes both general debt and GBE specific debt. General debt of GBEs represents amounts transferred from the General Revenue Fund and recorded as loans receivable (schedule 2). GBE specific debt represents debt issued by, or specifically on behalf of, GBEs.

Schedule 3 provides information on GBEs as presented in their audited financial statements closest to March 31, 2024. The gross debt reported above is $103 million higher (2023 - $63 million higher) than the gross debt reported on schedule 3, mainly to conform to Canadian public sector accounting standards and for transactions occurring from the audited financial statements to March 31, 2024.

[5]

The average effective interest rate on gross debt is 3.3 per cent (2023 - 3.2 per cent) and includes the impact of foreign exchange and the amortization of any premiums or discounts associated with the debentures. The average term to maturity of gross debt is 14.5 years (2023 - 14.5 years).

76	Government of Saskatchewan Public Accounts 2023-24

Summary Financial Statements

Schedule 9

Public Debt (continued)

[6]	The payment schedule for gross debt is as follows:

	2024	2023
Year of Maturity
Short-term promissory notes	1,417,810	1,419,634
2023-24	—	950,378
2024-25	1,369,588	1,318,603
2025-26	1,446,739	1,447,180
2026-27	1,618,130	1,616,231
2027-28	2,284,974	2,282,974
2028-29	1,725,988	—
6-10 years	5,894,471	5,728,698
Thereafter	16,429,333	15,718,634

Gross debt [a]	32,187,033	30,482,332

[a]

Gross debt includes Canada Pension Plan debentures of $554 million (2023 - $594 million). These debentures are callable in whole or in part before maturity, at the option of the Minister of Finance of Saskatchewan.

[7]

Debt denominated in foreign currencies has been remeasured by $91 million (2023 - $84 million) using the exchange rates in effect at March 31, 2024. The current year unrealized loss of $7 million (2023 - gain of $125 million) is presented on the Statement of Accumulated Remeasurement Gains and Losses.

Government of Saskatchewan Public Accounts 2023-24	77

Summary Financial Statements

Obligations Under Long-Term Financing Arrangements	Schedule 10
As at March 31, 2024
(thousands of dollars)

	Contract End	Discount
	Date	Rate[1]	2024	2023
Regina Bypass	October 2049	5.30%	616,895	800,379
Elementary Schools	June 2047	4.70%	208,980	254,077
Saskatchewan Hospital North Battleford	May 2048	4.75%	178,232	213,197
Swift Current Long-Term Care Facility	April 2046	5.44%	84,935	105,470
Regina General Hospital Parkade	November 2054	5.65%	10,301	—

Total Obligations Under Long-Term Financing Arrangements[1]			1,099,343	1,373,123

The payment schedule for public private partnership (P3) financing is as follows:

	2024				2023
	Contractual Obligation
	Obligation[2]	Future Construction & Acquisition of Tangible Capital Assets[3]	Future Operation, Maintenance & Life Cycle Rehabilitation[4]	Total	Total
2023-24	—	—	—	—	103,565
2024-25	88,141	12,374	26,501	127,016	104,224
2025-26	77,840	827	27,646	106,313	104,766
2026-27	77,840	827	30,585	109,252	107,708
2027-28	77,840	827	34,804	113,471	111,843
2028-29	77,840	827	42,813	121,480	—
Thereafter	1,539,144	21,218	958,308	2,518,670	2,584,325

	1,938,645	36,900	1,120,657	3,096,202	3,116,431
Less interest costs	(839,302)	(12,866)	—	(852,168)	(621,114)

Total	1,099,343	24,034	1,120,657	2,244,034	2,495,317

[1]	In 2023-24 PS 3160 was adopted (note 9), resulting in a change to discount rates and a decrease to the opening obligations under long-term financing arrangements of $262 million.
[2]	Represents the liability recorded for the capital portion of the project (as reported above).
[3]	Construction relates to the Regina General Hospital Parkade and will be completed within the next year.
[4]

Represents the contractual obligation (as reported in note 7) for operation, maintenance and life cycle rehabilitation payments for the duration of the contract. Total future payments for these contractual obligations, by project, are as follows:

	2024	2023
Regina Bypass	664,093	678,975
Elementary Schools	228,676	234,669
Saskatchewan Hospital North Battleford	132,920	139,009
Swift Current Long-Term Care Facility	67,598	69,541
Regina General Hospital Parkade	27,370	—

Total	1,120,657	1,122,194

78	Government of Saskatchewan Public Accounts 2023-24

Summary Financial Statements

Other Liabilities	Schedule 11
As at March 31, 2024
(thousands of dollars)

	2024	2023
Unamortized debt-related costs[1]	121,743	225,419
Funds held on behalf of others[2]	109,647	260,175
Capital leases[3]	35,746	35,238
Other	46,388	31,951

Total Other Liabilities	313,524	552,783

[1]	Net change is reported in operating activities on the Statement of Cash Flow in net change in non-cash operating activities (schedule 18).
[2]	Includes $38 million (2023 - $52 million) for government business enterprises.
[3]	The payment schedule for capital leases is as follows:

	2024	2023
2023-24	—	11,587
2024-25	10,837	9,138
2025-26	9,342	7,613
2026-27	8,120	6,352
2027-28	7,317	5,694
2028-29	6,720	—
Thereafter	19,291	23,965

	61,627	64,349
Less interest and executory costs	(25,881)	(29,111)

Capital Leases[a]	35,746	35,238

[a]	Capital leases bear interest at rates up to 10.5 per cent (2023 - up to 13.9 per cent) and have expiry dates up to 8.6 years (2023 - up to 9.6 years).

Government of Saskatchewan Public Accounts 2023-24	79

Summary Financial Statements

Tangible Capital Assets	Schedule 12
As at March 31, 2024
(thousands of dollars)

	2024					2023
	Land,	Roads,		Office
	Buildings &	Bridges &	Transportation	Equipment &
	Improve-	Water	& Operating	Information
	ments	Management	Equipment	Technology	Total	Total
Estimated useful life (in years)	2 - indefinite	5-100	2-40	2-25
Opening Net Book Value of Tangible Capital Assets	5,630,084	6,074,612	593,552	336,770	12,635,018	12,318,579
Opening cost	10,842,837	9,598,464	1,877,581	1,156,743	23,475,625	22,569,636
Adjustments[1]	(280,535)	(201,147)	4,271	157,072	(320,339)	268,989
Acquisitions	560,838	443,754	125,522	152,266	1,282,380	999,469
Write-downs	(4,803)	(2,436)	(1,968)	(3,881)	(13,088)	(2,999)
Disposals	(30,266)	(101,121)	(33,682)	(59,944)	(225,013)	(359,470)

Closing Cost [2] [3]	11,088,071	9,737,514	1,971,724	1,402,256	24,199,565	23,475,625

Opening accumulated amortization	5,212,753	3,523,852	1,284,029	819,973	10,840,607	10,251,057
Adjustments[1]	(13,811)	(10,479)	(561)	66	(24,785)	247,780
Annual amortization	264,154	280,863	105,073	63,010	713,100	684,401
Write-downs	(4,075)	—	(1,884)	(3,868)	(9,827)	(2,129)
Disposals	(19,964)	(100,979)	(29,980)	(46,521)	(197,444)	(340,502)

Closing Accumulated Amortization	5,439,057	3,693,257	1,356,677	832,660	11,321,651	10,840,607

Closing Net Book Value of Tangible Capital Assets[4]	5,649,014	6,044,257	615,047	569,596	12,877,914	12,635,018

Tangible capital assets (TCAs) exclude capital assets recognized by government business enterprises (schedule 3).

[1]	Primarily includes an adjustment for the adoption of PS 3160 (note 9) and reclassifications between categories (2023 - primarily for initial recognition of asset retirement costs).
[2]	Includes work in progress of $948 million (2023 - $628 million).
[3]	Includes the Government’s $30 million (2023 - $30 million) share in the North Central Shared Facility partnership.
[4]	Includes TCAs acquired under public private partnerships (P3 TCAs); TCAs with asset retirement obligations (ARO TCAs); and leased TCAs. These are as follows:

	2024					2023
	Land,	Roads,		Office
	Buildings &	Bridges &	Transportation	Equipment &
	Improve-	Water	& Operating	Information
	ments	Management	Equipment	Technology	Total	Total
						(Restated)
P3 TCAs
Closing cost	863,976	1,371,509	—	—	2,235,485	2,541,795
Closing accumulated amortization	106,870	92,425	—	—	199,295	184,955

Closing Net Book Value (see footnote 1)	757,106	1,279,084	—	—	2,036,190	2,356,840

ARO TCAs
Closing cost	2,354,496	450	1,480	—	2,356,426	2,333,500
Closing accumulated amortization	1,942,318	437	1,284	—	1,944,039	1,906,609

Closing Net Book Value	412,178	13	196	—	412,387	426,891

Leased TCAs
Closing cost	42,459	—	22,858	45,155	110,472	116,307
Closing accumulated amortization	25,630	—	13,377	43,518	82,525	82,968

Closing Net Book Value	16,829	—	9,481	1,637	27,947	33,339

80	Government of Saskatchewan Public Accounts 2023-24

Summary Financial Statements

Inventories Held for Consumption	Schedule 13
As at March 31, 2024
(thousands of dollars)

	2024	2023
Highway and road maintenance	120,458	105,499
Health supplies and vaccines[1]	76,351	118,636
Other[2]	62,989	54,023

Total Inventories Held for Consumption	259,798	278,158

[1]

The Government received 587 thousand (2023 - 889 thousand) COVID-19 vaccines at no cost from the federal government. Of that, 221 thousand (2023 - 269 thousand) remain in inventory at March 31. Due to confidentiality, the price-per-dose of vaccines was not shared. As a result, neither these vaccines nor any related revenue are recorded in these financial statements as the fair value cannot be reasonably determined.

[2]	Mainly includes parts and supplies related to the maintenance of buildings and equipment.

Government of Saskatchewan Public Accounts 2023-24	81

Summary Financial Statements

Revenue	Schedule 14
For the Year Ended March 31, 2024
(thousands of dollars)

	2024		2023
	Budget	Actual	Actual
Own-Source
Taxation
Individual income	3,091,800	3,303,775	3,151,505
Provincial sales	2,720,300	2,894,320	2,721,906
Corporation income	1,824,900	2,507,176	1,988,552
Property	805,000	795,477	775,267
Fuel	507,800	475,340	473,594
Tobacco	150,000	144,963	164,263
Other[1]	534,000	530,463	536,708

Total Taxation	9,633,800	10,651,514	9,811,795

Non-Renewable Resources
Oil and natural gas	963,100	981,147	1,129,378
Potash	1,376,500	754,903	2,403,921
Resource surcharge	823,000	516,854	902,145
Other[2]	182,000	196,247	167,689

Total Non-Renewable Resources[3]	3,344,600	2,449,151	4,603,133

Net Income from Government Business Enterprises
(schedule 3)	529,100	901,423	250,246

Other Own-Source
Fees[4]	1,240,700	1,469,429	1,311,545
Insurance	522,600	498,138	486,775
Output-Based Performance Standards[5]	26,600	458,916	29,125
Investment	196,900	268,370	164,587
Transfers from other governments	90,300	84,675	80,708
Miscellaneous[6]	538,500	577,676	500,122

Total Other Own-Source	2,615,600	3,357,204	2,572,862

Total Own-Source	16,123,100	17,359,292	17,238,036

Transfers from the Federal Government
Canada Health Transfer	1,504,900	1,469,624	1,389,136
Canada Social Transfer	499,900	488,141	490,023
Other[7]	1,549,800	1,675,988	1,477,406

Total Transfers from the Federal Government	3,554,600	3,633,753	3,356,565

Total Revenue	19,677,700	20,993,045	20,594,601

[1]

Includes $216 million (2023 - $205 million) for insurance premiums taxation; $161 million (2023 - $185 million) for corporation capital taxation; and $100 million (2023 - $102 million) for liquor consumption taxation.

[2]	Includes $77 million (2023 - $53 million) for mineral disposition public offerings.
[3]	Includes taxes of $764 million (2023 - $2.27 billion).
[4]

Includes $356 million (2023 - $280 million) for health care; $287 million (2023 - $211 million) for motor vehicle licensing; $203 million (2023 - $171 million) for education; $111 million (2023 - $117 million) for subsidized housing rental; $92 million (2023 - $103 million) for real property sales and leases; and $48 million (2023 - $54 million) for management of fish, wildlife, forest and land.

[5]	Included in miscellaneous own-source revenue in the 2023-24 Saskatchewan Provincial Budget.
[6]

Includes $71 million (2023 - $81 million) for lottery profits; $63 million (2023 - $109 million) for donations, of which a portion represents COVID-related inventory received from the federal government at no cost; and $16 million (2023 - $18 million) for reversals of prior year expenses.

[7]

Includes $425 million (2023 - $413 million) for crop insurance; $231 million (2023 - $194 million) for early learning and child care; $231 million (2023 - $71 million) for agricultural income stability; $228 million (2023 - $178 million) for infrastructure; $126 million (2023 – nil) for improving health care; $80 million (2023 - $89 million) for labour market initiatives; $61 million (2023 - $74 million) for COVID-related health, safety and financial support measures; $37 million (2023 - $52 million) for housing; and nil (2023 - $157 million) for accelerated reclamation of inactive oil and gas wells.

82	Government of Saskatchewan Public Accounts 2023-24

Summary Financial Statements

Expense by Object	Schedule 15
For the Year Ended March 31, 2024
(thousands of dollars)

	2024	2023
Salaries and benefits	8,189,634	7,422,332
Transfers[1]	5,838,127	5,691,672
Operating costs	5,162,609	4,340,088
Financing charges (schedule 16 )	839,596	816,252
Amortization of tangible capital assets (schedule 12 )	713,100	684,401
Other	67,774	59,120

Total Expense	20,810,840	19,013,865

[1]	Includes capital transfers of $516 million (2023 - $398 million).

Financing Charges	Schedule 16
For the Year Ended March 31, 2024
(thousands of dollars)

	2024	2023
Interest costs
General debt[1] [2]	596,787	586,095
Pension liabilities (note 5 )	175,437	179,976
Obligations under long-term financing arrangements	56,734	43,558
Other costs	10,638	6,623

Total Financing Charges	839,596	816,252

[1]

Interest on general debt is presented net of $426 million (2023 - $389 million) in interest reimbursed by government business enterprises for debt borrowed by the General Revenue Fund specifically on their behalf.

[2]	Interest on general debt includes $17 million (2023 - $10 million) in costs associated with Government of Saskatchewan securities held as investments.

Government of Saskatchewan Public Accounts 2023-24	83

Summary Financial Statements

Segmented Reporting

For the Year Ended March 31, 2024

(thousands of dollars)

	Health		Education		Agriculture		Social Services and Assistance
	2024	2023	2024	2023	2024	2023	2024	2023
Revenue
Taxation	—	—	123,716	123,761	—	—	—	—
Non-renewable resources	—	—	—	—	—	—	—	—
Net income from government business enterprises (schedule 3)	—	—	—	—	—	—	—	—
Revenue from government entities	16,863	15,406	—	—	36,440	33,076	—	—
Other own-source	469,656	410,338	378,920	296,893	481,645	468,678	120,378	122,718
Transfers from the federal government	2,189	3,251	26,940	23,717	621,856	452,844	37,082	52,037

Total Revenue (schedule 14)	488,708	428,995	529,576	444,371	1,139,941	954,598	157,460	174,755

Expense
Salaries and benefits[3]	4,204,913	3,894,496	2,512,564	2,160,498	66,947	65,729	192,293	179,391
Transfers	1,754,336	1,619,002	914,122	866,495	505,016	237,254	1,269,306	1,174,363
Operating costs	1,542,592	1,325,962	673,183	635,921	1,925,862	1,525,919	206,719	202,603
Financing charges[3] (schedule 16)	—	—	—	—	—	—	—	—
Amortization of tangible capital assets (schedule 12)	172,301	159,392	133,118	135,817	4,135	4,356	13,066	28,847
Other	21,206	11,255	23,024	8,854	1,907	1,762	8,143	6,539

Total expense by segment	7,695,348	7,010,107	4,256,011	3,807,585	2,503,867	1,835,020	1,689,527	1,591,743
Eliminations[2]	(18,597)	—	(12,685)	(15,406)	—	—	(4,422)	(4,422)

Total Expense[3] (schedule 15)	7,676,751	7,010,107	4,243,326	3,792,179	2,503,867	1,835,020	1,685,105	1,587,321

The segments are based on the major functional groupings of activities, or themes, used in the Statement of Operations, which reflects the accountability and reporting framework set out by the Government in the Saskatchewan Provincial Budget. Schedule 19 identifies the entities included in each theme.

[1]

Other includes the general government, economic development and environment and natural resources segments. Revenue of the general government segment includes all public monies paid into the General Revenue Fund as well as net income from government business enterprises, which are used to support activities across all segments.

[2]	Represents eliminations for inter-entity transactions that occur across segments.
[3]	Includes a total of $871 million (2023 - $535 million) for pension expense as follows:

	Health		Education		Other		Total
	2024	2023	2024	2023	2024	2023	2024	2023
Salaries and benefits	222,214	208,773	333,832	34,880	139,147	111,218	695,193	354,871
Financing charges (schedule 16)	—	—	—	—	175,437	179,976	175,437	179,976

Total pension expense (note 5)	222,214	208,773	333,832	34,880	314,584	291,194	870,630	534,847

84	Government of Saskatchewan Public Accounts 2023-24

Summary Financial Statements

Schedule 17

Protection of Persons and Property		Community Development		Transportation		Other[1]		Eliminations[2]		Total
2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023

—	—	5,034	3,483	—	—	10,522,764	9,684,551	—	—	10,651,514	9,811,795
—	—	—	—	—	—	2,449,151	4,603,133	—	—	2,449,151	4,603,133
—	—	—	—	—	—	901,423	250,246	—	—	901,423	250,246
3,006	2,722	—	—	—	—	46,415	32,509	(102,724)	(83,713)	—	—
102,701	93,675	105,134	107,234	1,760	383	1,697,010	1,072,943	—	—	3,357,204	2,572,862

4,852	5,240	1,486	4,994	—	—	2,939,348	2,814,482	—	—	3,633,753	3,356,565

110,559	101,637	111,654	115,711	1,760	383	18,556,111	18,457,864	(102,724)	(83,713)	20,993,045	20,594,601

433,436	405,149	35,487	33,905	81,838	80,021	662,156	603,143	—	—	8,189,634	7,422,332
319,316	316,473	788,821	685,214	109,558	105,420	193,976	705,465	(16,324)	(18,014)	5,838,127	5,691,672
289,678	233,907	35,222	37,851	186,579	189,339	326,451	199,195	(23,677)	(10,609)	5,162,609	4,340,088
—	—	—	—	—	—	881,120	852,050	(41,524)	(35,798)	839,596	816,252
29,452	25,398	16,995	7,995	270,431	253,173	73,602	69,423	—	—	713,100	684,401
6,173	7,698	300	415	1,749	879	7,535	21,718	(2,263)	—	67,774	59,120

1,078,055	988,625	876,825	765,380	650,155	628,832	2,144,840	2,450,994	(83,788)	(64,421)	20,810,840	19,013,865
(4,363)	—	(1,690)	(7,219)	(507)	(1,576)	(41,524)	(35,798)	83,788	64,421	—	—

1,073,692	988,625	875,135	758,161	649,648	627,256	2,103,316	2,415,196	—	—	20,810,840	19,013,865

Government of Saskatchewan Public Accounts 2023-24	85

Summary Financial Statements

Supplemental Cash Flow Information	Schedule 18
For the Year Ended March 31, 2024
(thousands of dollars)

	2024	2023
Other Non-Cash Items Included in the Operating Surplus
Amortization of tangible capital assets (schedule 12)	713,100	684,401
Write-downs of tangible capital assets (schedule 12)	3,261	870
Net gain (loss) on disposal of tangible capital assets	1,678	(28,295)
Net increase to provisions for loss on accounts receivable and loans receivable	43,861	13,891
Net gain on portfolio investments[2]	(6,707)	(2,927)
Earnings retained in sinking funds (schedule 4)	(29,179)	(2,368)

Total Other Non-Cash Items Included in the Operating Surplus	726,014	665,572

Net Change in Non-Cash Operating Activities
(Increase) decrease in accounts receivable	(1,003,550)	90,378
Decrease (increase) in other financial assets	113	(26)
Increase in accounts payable and accrued liabilities[1]	728,655	3,354
Increase (decrease) in unearned revenue	90,654	(145,231)
Decrease in pension liabilities	(9,957)	(314,852)
Decrease in unamortized debt-related costs	(103,676)	(14,977)
Decrease (increase) in inventories held for consumption	18,360	(9,539)
Increase in prepaid expenses	(4,520)	(11,916)

Net Change in Non-Cash Operating Activities	(283,921)	(402,809)

[1]	2023 excludes the adjustment to accumulated operating deficit which increased the asset retirement obligation at April 1, 2022 by $308 million and tangible capital assets by $21 million.
[2]	Includes $12 million (2023 - $11 million) net gain on sale of investments that have been reclassified from accumulated remeasurement gains.

Other Supplemental Information

	2024	2023
Cash interest paid during the year	720,641	610,492
Cash interest received during the year	182,548	103,040

86	Government of Saskatchewan Public Accounts 2023-24

Summary Financial Statements

Government Reporting Entity	Schedule 19
For the Year Ended March 31, 2024

The government reporting entity consists of public sector entities (entities) classified as government service organizations, government business enterprises and partnerships. The listing below reports the entities under these classifications segregated by segments which are based on functional groupings of activities, or themes.

Government Service Organizations (Consolidated) and Partnerships (Proportionately Consolidated)

Agriculture

Agricultural Credit Corporation of Saskatchewan

Crop Reinsurance Fund of Saskatchewan

Ministry of Agriculture

Prairie Agricultural Machinery Institute

Prairie Diagnostic Services Inc. (partnership - organization under shared control) 1a

Saskatchewan Agricultural Stabilization Fund

Saskatchewan Crop Insurance Corporation

Community Development

Community Initiatives Fund

Government House Foundation

Ministry of Education 2b

Ministry of Government Relations 2a

Ministry of Parks, Culture and Sport 2a

Northern Municipal Trust Account 1d

Provincial Archives of Saskatchewan

Provincial Capital Commission

Saskatchewan Arts Board

Saskatchewan Centre of the Arts Fund

Saskatchewan Heritage Foundation

Saskatchewan Lotteries Trust Fund for Sport, Culture and Recreation

Saskatchewan Snowmobile Fund

Western Development Museum Fund

Economic Development 3

Creative Saskatchewan

CIC Asset Management Inc. 2a

Global Transportation Hub Authority

Innovation Saskatchewan

Ministry of Energy and Resources 2a

Ministry of Environment 2b

Ministry of Finance 2b

Ministry of Immigration and Career Training 2b

Ministry of SaskBuilds and Procurement 2b

Ministry of Trade and Export Development

Saskatchewan Health Research Foundation

Saskatchewan Indigenous Investment Finance Corporation

Saskatchewan Research Council

SaskBuilds Corporation

Tourism Saskatchewan

Education

Battlefords First Nations Joint Board of Education (partnership - organization under shared control) 1c

Boards of Education 1c

Chinook School Division No. 211

Christ the Teacher Roman Catholic Separate School Division No. 212

Conseil des écoles fransaskoises no. 310

Creighton School Division No. 111

Good Spirit School Division No. 204

Holy Family Roman Catholic Separate School Division No. 140

Holy Trinity Roman Catholic Separate School Division No. 22

Horizon School Division No. 205

Ile-a-la Crosse School Division No. 112

Light of Christ Roman Catholic Separate School Division No. 16

Living Sky School Division No. 202

Lloydminster Roman Catholic Separate School Division No. 89

Lloydminster School Division No. 99

North East School Division No. 200

Northern Lights School Division No. 113

Northwest School Division No. 203

Prairie South School Division No. 210

Prairie Spirit School Division No. 206

Prairie Valley School Division No. 208

Prince Albert Roman Catholic Separate School Division No. 6

Regina Roman Catholic Separate School Division No. 81

Regina School Division No. 4

Saskatchewan Rivers School Division No. 119

Saskatoon School Division No. 13

South East Cornerstone School Division No. 209

St. Paul’s Roman Catholic Separate School Division No. 20

Sun West School Division No. 207

Ministry of Advanced Education

Ministry of Education 2a

Ministry of Immigration and Career Training 2a

North Central Shared Facility (partnership - 72.9 per cent interest in assets and 69.7 per cent interest in operations under shared control)1c

Regional Colleges 1b

Carlton Trail College

Cumberland College 4a

Great Plains College

North West College

Northlands College

Parkland College 4a

Southeast College

Suncrest College 4a

Saskatchewan Apprenticeship and Trade Certification
Commission 1b

Saskatchewan Distance Learning Corporation 1c

Saskatchewan Polytechnic 1b

Saskatchewan Professional Teachers Regulatory Board 1c

Government of Saskatchewan Public Accounts 2023-24	87

Summary Financial Statements

Government Reporting Entity (continued)	Schedule 19

Education (continued)

Saskatchewan Student Aid Fund

Training Completions Fund

Environment and Natural Resources 3

Commercial Revolving Fund

CIC Asset Management Inc. 2b

Fish and Wildlife Development Fund

Forest Management Funds

Carrier Forest Management Trust Fund

Crown Agricultural Land Forest Fund

Dunkley Forest Renewal Trust

Island Forests Management Fund

L&M Forest Management Trust Fund

Meadow Lake OSB Forest Management Trust Fund

Mee-Toos Forest Management Fund Trust

Mistik Forest Management Trust

North Central Trust Fund

Park Land Forests Management Fund

Sakaw Forest Renewal Trust Fund

Weyerhaeuser Forest Renewal Trust Fund

Impacted Sites Fund

Institutional Control Monitoring and Maintenance Fund

Institutional Control Unforeseen Events Fund

Ministry of Energy and Resources 2b

Ministry of Environment 2a

Ministry of Highways 2b

Ministry of Parks, Culture and Sport 2b

Ministry of SaskBuilds and Procurement 2b

Oil and Gas Orphan Fund

Operator Certification Board

Saskatchewan Technology Fund

Water Security Agency

General Government 3

Century Plaza Condominium Corporation

Crown Investments Corporation of Saskatchewan (separate)

Extended Health Care Plan for Certain Other Employees 1d

Extended Health Care Plan for Certain Other Retired
Employees 1d

King’s Printer Revolving Fund 4b

Legislative Assembly and its Officers 2a

Ministry of Finance 2a

Ministry of Government Relations 2b

Ministry of Highways 2b

Ministry of Justice and Attorney General 2b

Ministry of Parks, Culture and Sport 2b

Ministry of SaskBuilds and Procurement 2a

Office of Executive Council

Public Employees Benefits Agency Revolving Fund

Public Employees Dental Fund 1d

Public Employees Disability Income Fund 1d

Public Employees Group Life Insurance Fund 1d

Public Service Commission

School Division Tax Loss Compensation Fund

Health

eHealth Saskatchewan

Health Quality Council

Health Sector Affiliates

All Nations’ Health Hospital Inc.

Bethany Pioneer Village Inc.

Circle Drive Special Care Home Inc.

Cupar and District Nursing Home Inc.

Duck Lake and District Nursing Home Inc.

Foyer St. Joseph Nursing Home Inc.

Jubilee Residences Inc.

Lakeview Pioneer Lodge Inc.

Lumsden & District Heritage Home Inc.

Lutheran Sunset Home of Saskatoon

Mennonite Nursing Homes Incorporated

Mont St. Joseph Home Inc.

Oliver Lodge

Providence Place for Holistic Health Inc.

Radville Marian Health Centre Inc.

Raymore Community Health and Social Centre

Salvation Army - William Booth Special Care Home

Santa Maria Senior Citizens Home Inc.

Saskatoon Convalescent Home

Sherbrooke Community Society Inc.

Société Joseph Breton Inc.

Spruce Manor Special Care Home Incorporated

St. Ann’s Senior Citizens Village Corporation

St. Anthony’s Hospital

St. Joseph’s Hospital (Grey Nuns) of Gravelbourg

St. Joseph’s Hospital of Estevan

St. Joseph’s Integrated Health Centre of Macklin Inc.

St. Paul Lutheran Home of Melville

St. Peter’s Hospital, Melville

Strasbourg and District Health Centre Corp.

Sunnyside Adventist Care Centre

The Border-Line Housing Company (1975) Inc.

The Qu’Appelle Diocesan Housing Company

The Regina Lutheran Housing Corporation

Ukrainian Sisters of St. Joseph of Saskatoon

Warman Mennonite Special Care Home Inc.

Health Shared Services Saskatchewan 4c

Ministry of Health

Saskatchewan Association of Health Organizations Inc.

Saskatchewan Cancer Agency

Saskatchewan Health Authority

Saskatchewan Healthcare Recruitment Agency

Saskatchewan Impaired Driver Treatment Centre Board of Governors

88	Government of Saskatchewan Public Accounts 2023-24

Summary Financial Statements

Government Reporting Entity (continued)	Schedule 19

Protection of Persons and Property

Correctional Facilities Industries Revolving Fund

Criminal Property Forfeiture Fund

Financial and Consumer Affairs Authority of Saskatchewan

Firearms Secretariat

Integrated Justice Services

Law Reform Commission of Saskatchewan

Legislative Assembly and its Officers 2b

Ministry of Corrections, Policing and Public Safety

Ministry of Government Relations 2b

Ministry of Justice and Attorney General 2a

Ministry of Labour Relations and Workplace Safety

Saskatchewan Public Safety Agency

Sask911 Account 4d

Victims’ Fund

Social Services and Assistance

Ministry of Government Relations 2b

Ministry of Parks, Culture and Sport 2b

Ministry of Social Services

Saskatchewan Housing Corporation 1d

Saskatchewan Legal Aid Commission

Transportation

Ministry of Government Relations 2b

Ministry of Highways 2a

Transportation Partnerships Fund

Government Business Enterprises (Modified Equity)

Utility 3

Saskatchewan Power Corporation

Saskatchewan Telecommunications Holding Corporation

Saskatchewan Water Corporation

SaskEnergy Incorporated

Insurance & Financing 3

Municipal Financing Corporation of Saskatchewan 1d

Saskatchewan Auto Fund

Saskatchewan Government Insurance

Workers’ Compensation Board 1d

Liquor & Gaming 3

Liquor and Gaming Authority

Lotteries and Gaming Saskatchewan Corporation 4e

Saskatchewan Gaming Corporation 4f

[1]	The year-ends of certain entities differ from March 31, 2024: [a] April 30, 2023; [b] June 30, 2023; [c] August 31, 2023; [d] December 31, 2023.
[2]	Activities are allocated across more than one theme: [a] primary activity; [b] secondary activity.
[3]	Included in Other for segment disclosure (schedule 17).
[4]	During 2023-24 the following changes were made to the Government reporting entity:
[a]	Cumberland and Parkland Colleges amalgamated to become Suncrest College.

[b]	Entity’s name changed from Queen’s Printer Revolving Fund.

[c]	Entity no longer a subsidiary of the Saskatchewan Health Authority.

[d]	Entity’s operations wound up into the Saskatchewan Public Safety Agency.

[e]	Entity established.

[f]	Entity became a subsidiary of Lotteries and Gaming Saskatchewan Corporation.

Government of Saskatchewan Public Accounts 2023-24	89

Glossary of Terms

Glossary of Terms

Accumulated (Deficit) Surplus: A measure that represents a government’s net economic resources. It is the difference between total assets and liabilities and is comprised of all the past operating surpluses (deficits) and remeasurement gains (losses).

Accumulated Operating (Deficit) Surplus: The accumulation of all past operating surpluses or deficits plus any adjustments that were charged directly to the accumulated deficit.

Accumulated Remeasurement Gains and Losses: The accumulation of all past unrealized remeasurement gains and losses.

Amortization: A systematic process of allocating an amount to revenue or expense over a period of time. Capital assets are amortized to expense over their expected remaining economic life. Actuarial gains and losses, such as those experienced by pension plans, are also amortized.

Amortized Cost: The initial cost of a security adjusted for the cumulative amortization of any purchase premium or discount, less any principal repayments.

Asset Retirement Obligation: A legal obligation associated with the retirement of a tangible capital asset.

Canada Health Transfer: A federal transfer provided, on an equal per capita cash basis, to jurisdictions in support of health care.

Canada Social Transfer: A federal transfer provided, on an equal per capita cash basis, to jurisdictions in support of post-secondary education, social services and assistance, early childhood development, early learning and childcare.

Capital Asset: An asset with physical substance held by the Government that has an economic life extending beyond one year, to be used on a continuing basis and is not for sale in the ordinary course of operations.

Capital Transfer: A grant provided to a third party, such as a university or municipality, to acquire or develop capital assets.

Consolidation: The method used to account for government service organizations (GSOs) in the Summary Financial Statements (SFS) in which the accounts of GSOs are adjusted to the basis of accounting described in note 1 of the SFS and then combined with other GSOs and partnerships. Inter-entity balances and transactions are eliminated.

Contaminated site: A site at which substances occur in concentrations that exceed the maximum acceptable amounts under an environmental standard.

Contingency: A possible right to economic resources, or an obligation that may result in future sacrifice of economic benefits, arising from existing conditions or situations involving uncertainty.

Contractual Obligation: An obligation to others that will become a liability in the future when the terms of contracts or agreements are met.

Contractual Right: A right to economic resources that will result in both an asset and revenue in the future when the terms of contracts or agreements are met.

Debenture: A certificate of indebtedness where the issuer promises to pay interest and repay principal by a maturity date. It is usually unsecured, meaning there are no liens or pledges on any specific assets.

Debt: An obligation incurred through the issuance of debt instruments. Terms used when describing debt include:

Gross debt is borrowings through the issuance of debt instruments such as promissory notes and debentures.

Public debt is gross debt net of the Government’s own securities held as investments and adjusted for the accumulated impact of translating debt issued in foreign currencies to Canadian dollars.

General debt is public debt net of loans to Crown corporations for GBE specific debt.

Government business enterprise (GBE) specific debt is debt issued by GBEs or debt issued by the General Revenue Fund (GRF) specifically on behalf of a GBE where the government expects to realize the receivable from the GBE and settle the external debt simultaneously.

90	Government of Saskatchewan Public Accounts 2023-24

Glossary of Terms

Guaranteed debt is a specific type of contingent liability, representing the debt of others that the Government has agreed to repay if others default.

Derivative: A contract in which the value is based on the performance of an underlying financial asset, index or other investment. It does not require an initial investment and is settled at a future date.

Financial Asset: An asset that can be used to discharge existing liabilities or finance future operations and is not for consumption in the normal course of operations.

Financial Instrument: Any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party.

Financing Charges: Costs associated with general debt, pension liabilities, obligations under long-term financing arrangements such as public private partnerships, and capital lease obligations. Financing charges include interest, foreign exchange gains and losses, discounts, fees and commissions.

Fixed Rate: An interest rate that remains fixed either for an entire term or part of a term.

Floating Rate: An interest rate that changes on a periodic basis.

General Revenue Fund (GRF): The primary operational account for the Government through which all provincial monies under the direct authority of the Legislative Assembly are collected and disbursed.

Government Business Enterprise (GBE): An entity that is controlled by the Government, is self-sufficient and has the financial and operating authority to sell goods and services to individuals and organizations outside the government reporting entity as its principal activity. GBEs are recorded in the SFS using the modified equity method.

Government Reporting Entity: A set of entities that are either controlled by the Government (government service organizations and government business enterprises) or subject to shared control (partnerships). Trusts administered by the Government are excluded from the government reporting entity.

Government Service Organization (GSO): An entity that is controlled by the Government, except those designated as GBEs. GSOs are consolidated in the SFS.

Gross Domestic Product (GDP): The standard measure of the overall size of an economy, the value of all goods and services produced during a given period.

Hedge: A strategy to minimize the risk of loss on an asset (or liability) from market fluctuations such as interest rate or foreign exchange rate changes. This is accomplished by entering into offsetting commitments with the expectation that a future change in the value of the hedging instrument will offset the change in the value of the asset (or liability).

Modified Equity: The method used to account for GBEs in the SFS. The Government’s investment, which is originally recorded at cost, is adjusted annually to include the net earnings (losses) and other net equity changes of the GBE.

Net Debt: A measure that represents the future revenue required to fund past transactions or events. It is the difference between liabilities and financial assets.

Net Realizable Value: The selling price of an asset less any costs incurred to make the sale.

Non-Financial Asset: An asset that will be used up when providing future services and is not normally used to discharge existing liabilities.

Operating Surplus (Deficit): A measure that represents the overall change in financial position for the period being reported on, excluding remeasurement gains and losses. It is the amount by which revenue exceeds expense (expense exceeds revenue) for a fiscal period.

Other Comprehensive Income (Loss) (OCI): OCI includes certain unrealized gains and losses of GBEs that are excluded from the deficit or surplus but recognized as a change in net debt and accumulated remeasurement gains and losses during the period.

Government of Saskatchewan Public Accounts 2023-24	91

Glossary of Terms

Partnership: A contractual arrangement between the Government and one or more partners outside the government reporting entity where the partners share, on an equitable basis, the risks and benefits of the arrangement. Partnerships are proportionately consolidated in the SFS.

Pension Liability: An actuarial estimate of discounted future payments to be made to retirees under the Government’s pension plans, net of plan assets.

Premium/Discount: The amount by which the selling price of a security is greater or less than its par or face value.

Present Value: The current value of one or more future cash payments, determined by discounting the future cash payments using interest rates.

Proportionate Consolidation: The method used to account for partnerships in the SFS in which the accounts of partnerships are adjusted to the basis of accounting described in note 1 of the SFS and then the Government’s proportionate share are combined with other GSOs and partnerships. Inter-entity balances and transactions are eliminated.

Public Private Partnership (P3): A long-term contractual arrangement between the Government and a private sector contractor to deliver public infrastructure. Under such contractual arrangements, a private contractor: provides some or all of the financing for the project; designs and builds the project, often providing operations and maintenance for the project; and receives payments over an extended period of time. The liabilities arising from P3 arrangements are classified in the SFS as obligations under long-term financing arrangements.

Realized gain (loss): A gain (loss) realized when a financial instrument is settled at a price higher (lower) than its book value plus selling costs.

Related Party: A related party exists when one party has the ability to exercise control or shared control over the other. Two or more parties are related when they are subject to common control or shared control. Related parties also include key management personnel, their close family members and organizations controlled by, or under shared control of, any of these individuals.

Remeasurement gain (loss): A change in the reported value of a financial instrument due to fair value measurement or change in exchange rates. This change is not realized in the operating deficit or surplus until a financial instrument is settled.

Remediation: The improvement of a contaminated site to prevent, minimize or mitigate damage to human health or the environment.

Restructuring Transaction: A transfer of an integrated set of assets and/or liabilities, together with related program or operating responsibilities without consideration based primarily on the fair value of the individual assets and liabilities transferred.

Segment: A distinguishable activity or group of activities of a government for which it is appropriate to separately report financial information to help users of the SFS identify the resources allocated to support the major activities of a government.

Sinking fund investment: An investment held for the repayment of debt.

Subsidiary: An organization that is wholly-owned or controlled by another organization.

Summary Financial Statements (SFS): The statements prepared to account for the full nature and extent of the financial activities of the Government.

Transfer: A transfer of money from a government to an individual, an organization or another government for which the government making the transfer does not: receive any goods or services directly in return, as would occur in a purchase/sale transaction; expect to be repaid, as would be expected in a loan; or expect a financial return, as would be expected in an investment.

92	Government of Saskatchewan Public Accounts 2023-24

ANNEX C—SASKATCHEWAN PROVINCIAL BUDGET 2024-25

See attached.

C-1

The Honourable Donna Harpauer Deputy Premier and Minister of Finance 24-25 SASKATCHEWAN PROVINCIAL BUDGET CLASSROOMS, CARE & COMMUNITIES

Minister’s Message

On behalf of the Government of Saskatchewan, I am pleased to table the 2024-25 Provincial Budget and supporting documents for public discussion and review.

This year’s budget focuses on investing in what’s truly important to the people of Saskatchewan – classrooms, care and communities.

The 2024-25 Budget makes record investments in the provincial education system, record investments in health care and record investments in municipal revenue sharing to respond to the growing needs of Saskatchewan residents, families and communities.

Demonstrating the importance placed on these areas, the funding increase for classrooms, care and communities in the 2024-25 Budget tops $1 billion, which is the largest increase for these areas in Saskatchewan history.

Driving these investments is record growth in our province.

Saskatchewan’s population continues to grow faster than it has in more than a century. In addition to more people, the labour market continues to grow, with more jobs and a low unemployment rate that combine to help drive the provincial economy.

Fueling our economy is some of the country’s highest growth rates for capital investment.

With an export-based economy, the rest of the world is interested in the innovative and sustainable natural resources and value-added products coming from our diverse provincial economy, including the agriculture, energy, forestry, manufacturing, mining and technology sectors.

Supporting the provincial economy – and the jobs, individuals, industries, businesses and investments involved in it – is record funding to build, enhance and improve infrastructure in the province, as well as new and enhanced business investment programs.

Much of this record capital funding is focused on classrooms, care and communities.

The 2024-25 Provincial Budget makes these important investments without introducing any new taxes or increasing existing ones. That’s just one feature of this year’s budget to make life more affordable for residents of the province.

Today, Saskatchewan remains one of the most affordable places in Canada to live, work and raise a family.

All of this while still investing in what’s important to you – classrooms, care and communities.

Honourable Donna Harpauer

Deputy Premier and Minister of Finance

Minister’s Message

Government Direction For 2024-25

Classrooms, Care and Communities	6

2024-25 Saskatchewan Capital Plan	26

Technical Papers

The Saskatchewan Economy	32

2024-25 Fiscal Outlook	41

2024-25 Borrowing and Debt	58

2024-25 Revenue Initiatives	63

Saskatchewan’s Tax Expenditures	68

2024 Intercity Comparison of Taxes, Utilities and Housing	73

2023-24 Budget Update Third Quarter	79

Budget Financial Tables

Budget	86

Statement of Accumulated Operating Deficit	87

Statement of Change in Net Debt	87

Schedule of Pension Liabilities	88

Schedule of Capital Assets	88

Schedule of Gross Debt	89

Schedule of Revenue	90

Glossary of Financial Terms	91

24 SASKATCHEWAN PROVINCIAL -25 BUDGET GOVERNMENT DIRECTION FOR 2024-25

Government Direction – 2024-25 CLASSROOMS, CARE & COMMUNITIES

The 2024-25 Saskatchewan Budget makes record new investments in classrooms, care and communities. These include:

The largest-ever increase in school operating funding;

The largest-ever increase in health care funding; and

The largest-ever increase in municipal revenue sharing for communities.

Record new investments in these and many other areas are the result of and the response to a rapidly growing province.

Saskatchewan’s population is growing at its fastest pace in more than a century and is expected to reach 1.25 million people sometime later this year. This budget responds to the opportunities and needs of an increasing population, as a result of the benefits of a strong economy and a growing province.

In this year’s budget, school operating funding increases by nearly nine per cent. Overall, education funding is up more than $247 million from the previous year – a lift of more than eight per cent for Saskatchewan teachers, students and classrooms – including a record $356.6 million in classroom supports.

Health funding also receives a significant boost. Funding for the provincial health care system increases by more than 10 per cent in 2024-25, including capital projects. With a focus on care, the budget for health care rises by $726 million.

Similarly, Saskatchewan communities benefit substantially from a growing economy. Cities, towns, villages and rural and northern municipalities receive a record increase of $42.4 million in municipal revenue sharing – a lift of more than 14 per cent from the previous year – as a result of a predictable formula that sees revenue sharing increase as the economy grows.

Combined, funding for classrooms, care and communities in Saskatchewan increases by more than $1 billion in the 2024-25 Budget – the largest increase for these three areas in our province’s history.

The 2024-25 Budget also invests in other priority areas for the people of Saskatchewan, such as social safety nets. The $1.5-billion Ministry of Social Services budget – an increase of $112.4 million, or 7.8 per cent, from the previous year – includes increases in funding for income assistance, child and family services, housing and disability programs.

Community-based organizations (CBOs) augment government programs by providing important services in communities throughout the province. In recognition of this programming, the budget provides an $18.1-million lift to base funding for CBOs in Saskatchewan.

This is care in our communities.

6	Budget 2024-25

Adding to these investments is record funding of $4.4 billion to develop capital infrastructure in Saskatchewan, much of it also directed to classrooms, care and communities. Saskatchewan is building for the future with the largest overall capital budget, in addition to the largest capital budgets for Executive Government and the province’s Crown corporations.

Building new schools, hospitals, roads and other important infrastructure allows us to continue to meet the growing needs of Saskatchewan families and communities. To do so, health care receives $516.8 million in capital funding, with transportation infrastructure receiving $417.3 million, municipal infrastructure receiving $350.1 million and education receiving $216 million.

Classrooms, care and communities.

A Growing Province

Our rapidly growing province and our strong and growing economy allow us to make these record investments.

More people and more jobs in Saskatchewan mean more opportunities to invest in classrooms, care and communities.

Saskatchewan continues to grow at its fastest pace in more than a century. As of October 1, 2023, the province was home to 1,218,976 people. The population grew by 31,369 people over the previous year, leading to the largest population growth in a single year in more than a century. Within the next year our population will reach 1.25 million people, which would be an increase of a quarter-million people since 2007. This places the province on track to reach the Growth Plan goal of 1.4 million people living in Saskatchewan by 2030.

As we continue to grow as a province, expectations are changing – and should be changing – about what we can accomplish. Saskatchewan people expect and deserve investments in new classrooms, health care facilities, roads and other infrastructure important to residents and their communities.

In Saskatchewan, we’re not pursuing growth simply for the sake of growth. Instead, the purpose of growth is to build a better quality of life for people, build strong communities and strong families, and grow a stronger Saskatchewan now and into the future.

That’s why it’s essential to focus on the growth of our economy. A strong economy means a bright future.

In addition to the population, Saskatchewan’s labour market has been very strong, hitting all-time record highs in 2023 for provincial labour force, employment (including full-time and female employment) and off-reserve Indigenous full-time employment, among others. The year also got off to a great start in 2024 with employment growing at 2.6 per cent, adding 15,200 jobs year-over-year in February, 2024 – all full-time jobs.

Saskatchewan’s strong job growth is buoyed by a low unemployment rate and a growing labour force. Together, they are helping support the provincial economy.

Another indicator of the strength of the Saskatchewan economy is the remarkable growth in urban housing starts, which have increased by 62.1 per cent in January 2024 over the last year. Investor confidence in the province also remains strong, as Saskatchewan was third in the nation in building construction investment, as of December 2023 – up 13.9 per cent from the previous year.

Budget 2024-25	7

Yet another indicator that we’re heading in the right direction is recent information from Statistics Canada that showed capital investment in Saskatchewan is growing at some of the best rates in the country. Saskatchewan is forecast to see total capital investment grow by 14.4 per cent in 2024 to reach

$19.6 billion – expected to be the second-best among the provinces.

Financial Overview

The 2024-25 Saskatchewan Budget does not include any new taxes or tax increases. This budget continues to deliver more than $2 billion in affordability measures for Saskatchewan residents announced in previous budgets.

In addition, the government’s decision to remove the carbon tax on natural gas, like the federal government did on home heating oil, will save Saskatchewan households $400 on average this year. This is in addition to a SaskEnergy rate adjustment that decreased bills by nearly eight per cent for the average residential customer, effective October 2023.

When taxes, housing costs and utilities are combined, Saskatchewan continues to be the most affordable place to live in Canada for a family of four.

To assist small businesses, the 2024-25 Budget maintains the current small business tax rate of one per cent, rather than returning it to two per cent in July as originally scheduled. This will help owners deal with the challenges they’re facing.

As an export-based economy, Saskatchewan is sensitive to the state of the global economy. Despite this, the provincial economy will continue its trajectory of growth in 2024 based upon the foundation established in 2023, record population growth, an expanding labour force, robust commercial and residential construction, and the second-highest value of exports in provincial history.

Total revenue of $19.9 billion forecast for the 2024-25 Budget is up $184.2 million from last year. The increase is primarily due to growth in all revenue categories, except non-renewable resources largely due to the moderation of potash prices.

Non-renewable resource revenue is forecast to be $2.7 billion in 2024-25, which accounts for 13.3 per cent of total expense in the budget. This is under the target ceiling of 15 per cent that is deemed prudent and sustainable for fiscal planning purposes.

Total expense is projected to be $20.1 billion, which is an increase of $1.5 billion, or 7.9 per cent, from last year’s budget.

Classrooms, care and communities are the main investments in the 2024-25 Provincial Budget, which also provides increases for social services and assistance, agriculture, community safety and continuing to grow our provincial economy. This is in addition to many measures to keep life affordable in Saskatchewan.

The 2024-25 Budget has a projected deficit of $273.2 million, but is expected to return to a surplus position in 2025-26 due to increasing revenues as a result of a growing population, labour force and economy.

A sign of Saskatchewan’s strong position is its sustainable net debt, with the second lowest net debt-to-GDP ratio in Canada.

Taxpayer-supported debt is operating debt and capital debt for Executive Government. In this budget, gross taxpayer-supported debt is forecast to be $21.1 billion at March 31, 2024, up from $18.1 billion the previous year due to increased borrowing for the Saskatchewan Capital Plan.

8	Budget 2024-25

Gross self-supported debt for Government Business Enterprises (GBEs) is expected to increase to $13.7 billion at March 31, 2025, an increase from $12.8 billion forecast in last year’s budget.

GBEs include Crown corporations and other entities with authority to sell goods and services. They are categorized separately because amounts they borrow are expected to be repaid from the cash flows the entities generate. Self-supported debt is increasing due to borrowing for planned capital investment, including power generation, natural gas distribution, telecommunications networks and other needed infrastructure.

Due to responsible management of the province’s finances, Saskatchewan maintains the second-highest credit rating among the provinces when the ratings from the three major agencies – Moody’s Investors Services, Standard and Poor’s and DBRS Morningstar – are considered.

In Saskatchewan, we take pride in our province, our people and our communities. Times have changed over the years, and we have evolved as a province. We are a have province, an economic leader in Canada…and we are proud of it!

Today, we have expectations that come along with that have status. We believe we should be the best and receive the best as residents of the province.

The people of Saskatchewan have talked about what matters the most to them – education, health care, families and communities, economy, building infrastructure and affordability.

Here’s how the 2024-25 Budget addresses each of these areas:

Education

Prekindergarten – Grade 12

Classroom funding is a priority for the Government of Saskatchewan with record investments in the 2024-25 Provincial Budget. The Ministry of Education receives $3.3 billion in funding – an increase of $247.8 million over the previous year – to support Prekindergarten to Grade 12 schools, early learning, child care and libraries.

The budget specifically provides $356.6 million in supports directly for our classrooms, including funding to address classroom size and complexity. This includes $4.9 million for the Teacher Innovation and Support Fund Pilot and Specialized Support Classrooms Pilot. These projects focus on developing initiatives that provide better student and teacher experiences, and helping staff manage and de-escalate behavioural incidents.

Overall, the 2024-25 Budget increases classroom supports by $45.6 million, or 14.7 per cent, from the previous year to help students and teachers in the classroom.

Saskatchewan’s 27 school divisions receive a record $2.2 billion in school operating funding for the 2024-25 school year, an increase of $180 million, or 8.8 per cent, compared to the previous year. This includes nearly $30 million to fund operational pressures, such as salaries for non-teaching positions, bus drivers and educational assistants.

New schools and classrooms are also a priority in our rapidly growing province, with $216 million for Prekindergarten to Grade 12 education capital, an increase of 41.8 per cent over the previous year.

Budget 2024-25	9

This includes $165.9 million for 11 new or consolidated school projects and three major renovations; $28.5 million to establish new classrooms through the Relocatable Classroom Program; $8.8 million for the planning of nine new schools and two renovations; and $12.8 million for minor capital renewal projects to address structural repairs and renovations to prolong the lives of schools across the province.

The 2024-25 Provincial Budget provides $408.7 million for early learning and child care to support young families in Saskatchewan, including an increase of $21.1 million, or 5.9 per cent, to increase the number of regulated child care spaces available to families at $10 per day.

Community-based organizations, libraries and other education sector groups that provide early years outreach, life skills development and literacy programming will receive an increase of $1.3 million.

Beyond Prekindergarten to Grade 12, the 2024-25 Budget provides more than $4.4 billion for overall education in the province. This is an increase of $378.8 million, or 9.4 per cent, from the previous year.

In Saskatchewan, spending for education across government includes the ministries of Education, Advanced Education and Immigration and Career Training, as well as Saskatchewan Polytechnic, regional colleges, Saskatchewan Student Aid Fund and the Saskatchewan Apprenticeship and Trade Certification Commission.

Post-Secondary

Investing in Saskatchewan’s present and future is also a priority at the post-secondary level. The 2024-25 Budget provides $793.0 million for the Ministry of Advanced Education – an increase of $28.2 million, or 3.7 per cent, from 2023-24 – to enhance funding, expand health training programs and focus on key infrastructure projects.

This includes a one-time, $12.0-million top-up to the province’s current multi-year funding agreement with post-secondary institutions, an increase of 2.2 per cent. The increased funding will allow the institutions to remain responsive to the needs of students and the labour market.

The 2024-25 Budget also provides nearly $15 million in new funding to train additional health care workers through the Health Human Resources Action Plan.

10	Budget 2024-25

This includes an $11.4-million operating increase for new and incremental support of the following training seats at full implementation:

•	Health Human Resources Action Plan: more than 610 new seats in various professions, with a focus on training for high demand and hard-to-recruit professions, such as registered nurses, registered psychiatric nurses, licensed practical nurses, primary care paramedics and continuing care assistants;

•	Nursing Seat Expansion: 600 new seats in nursing professions, including registered nursing, nurse practitioner and registered psychiatric nursing; and

•	Undergraduate medical education: 32 new undergraduate medical education seats.

In addition to existing disciplines, the Government of Saskatchewan is investing $3.6 million this year in new opportunities for students to train in health sciences programs in the province. These include:

•	Physician Assistant: a new two-year master’s program at the University of Saskatchewan will accept 20 students annually, beginning in fall 2025;

•	Speech Language Pathology: a new two-year master’s program at the University of Saskatchewan will accept 40 students annually, beginning in 2026-27;

•	Occupational Therapy: a new two-year master’s program at the University of Saskatchewan will accept 40 students annually, beginning in 2026-27; and

•	Respiratory Therapy: a three-year diploma program at Saskatchewan Polytechnic will accept 20 students annually, beginning in fall 2026.

Saskatchewan post-secondary institutions receive nearly $725 million in operating and capital grants. This includes funding to help the Western College of Veterinary Medicine explore infrastructure expansion. Meanwhile, Indigenous Teacher Education programs will continue to receive funding, supporting the preservation and revitalization of Indigenous languages in the province.

To assist students pursuing post-secondary education, the budget includes $4.2 million in new funding to create a new provincial grant for low-income students with dependents under 12, or over 12 with a permanent disability. This new grant is part of $46.5 million for overall student supports in the 2024-25 Provincial Budget, which includes $34.4 million for the Student Aid Fund (repayable and non-repayable financial assistance to more than 22,000 students each year) and $12.2 million for scholarships and bursaries.

To help post-secondary students remain in Saskatchewan as they transition to their careers, the 2024-25 Budget continues to fund the Graduate Retention Program – the most generous support program of its kind in Canada. The program provides up to $20,000 in tax credits to post-secondary graduates who remain in the province to work. More than 81,600 students have benefited from the program, which provides approximately $65 million in support annually.

Work Force Training

To help meet current and future labour market needs in our growing province, the Ministry of Immigration and Career Training receives $160.5 million in the 2024-25 Provincial Budget.

This includes continued support for skills training programs and services for unemployed or underemployed persons, such as adult essential skills training, pre-employment programs and services, credentialled skills training programs delivered through post-secondary institutions and employment for persons with disabilities.

Budget 2024-25	11

The budget includes an increase of $1.5 million for the Saskatchewan Apprenticeship Trade Certification Commission to add 250 additional seats for constructed-related trades, including electrician, plumbing and welding. This increases the investment in apprenticeship training to $22.9 million and expands the number of training seats to 4,700.

In an effort to support the Health Human Resources Action Plan, the Ministry of Immigration and Career Training will invest in training and settlement supports for in-demand health professions. This includes training seats for continuing care aides, licensed practical nurses and medical lab assistants.

The ministry’s budget also includes $856,000 to support record nominations through the Saskatchewan Immigrant Nominee Program, which will help address the labour needs of Saskatchewan employers. Safeguards are being added to the program to enhance fraud detection and protect its integrity.

Additionally, the Labour Mobility and Fair Registration Practices Office will continue to help individuals with foreign credentials or those who are licensed in other provinces navigate the licensure pathways with their respective regulators. This is another effort to ensure we have a skilled workforce and trained professionals in place to support our growing economy.

Health Care

Health care remains a top priority for the Government of Saskatchewan with a record investment of $7.6 billion. This is an increase of $583.5 million,

or 8.3 per cent, from the previous year to help improve access to programs and services, invest in health care professionals and fund important capital projects in our rapidly growing province.

In the budget, expenses related to health care primarily include the Ministry of Health, Saskatchewan Health Authority, eHealth, Saskatchewan Cancer Agency and 3sHealth.

The 2024-25 Budget invests a record $7.6 billion in health care through the Ministry of Health, an increase of $726.4 million, or 10.6 per cent, from the previous year, including capital funding. This includes an increase of $248.3 million, or 5.6 per cent, in operating expense for the Saskatchewan Health Authority (SHA). Overall, the SHA will receive nearly $4.7 billion in the 2024-25 Budget.

Acute Care

Of the record funding allocated to health care, $71.4 million focuses on increasing the capacity of the acute care system. This includes $30 million for the Saskatoon and Regina Capacity Pressures Action Plans, as well as nearly $10 million for the Regina Urgent Care Centre. Funding is also being directed to continuing to reduce the surgical waitlist, working to achieve a three-month wait time target years ahead of schedule.

The budget invests in enhancing the capacity of emergency medical services (EMS) by supporting EMS and community paramedicine positions in various locations, including rural and northern communities. The 911 system will be modernized to accept texts, videos and photos.

Medical imaging capacity also increases as a result of $5.1 million in operating funding. By increasing capacity, the waitlist for MRI and CT scans will decrease.

12	Budget 2024-25

The 2024-25 Provincial Budget delivers timely and exceptional care for Saskatchewan women. A $3.5-million increase for breast cancer care and screening initiatives includes technology enhancements and new diagnostic imaging equipment, as well as the development of a Breast Health Centre of Excellence in Regina. A $1-million grant is designated for important ongoing ovarian cancer research.

Cancer care is also a priority in the budget, with the Saskatchewan Cancer Agency (SCA) receiving an increase of $26.1 million, or 11.7 percent, for a record budget of nearly $248.9 million. This will allow the SCA to increase volumes and allow patients to access the most effective and leading-edge oncology drugs, therapies and treatment options.

Additional funding for acute care system capacity is directed towards intensive care units, cardio and neurosciences, kidney and organ donation, children’s care (including neonatal intensive care unit and pediatric units at Prince Albert’s Victoria Hospital, as well as pediatric gastroenterology in Saskatoon) and rural and remote emergency room stabilization.

Primary and Community Care

This year’s budget includes a $59.4-million increase for targeted initiatives to expand access to primary, community and seniors’ care across the province.

Saskatchewan residents will have additional opportunities to achieve better health outcomes with a $16-million increase for primary and community care programs in the province. These programs include extending a primary care pilot in Swift Current; further integrating nurse practitioners in support of physician clinics; enhancing HealthLine’s 811 services; increasing access to chronic pain clinics in Regina and Saskatoon; and improving testing capacity and expanding access to testing for sexually transmitted and blood borne infections.

Understanding the importance of caring for those who helped build our province, the Government of Saskatchewan will invest $43.4 million to stabilize services and programming so Saskatchewan seniors can live safely and comfortably in their communities. This includes a new funding model for third-party, long-term care facilities and alternate level of care beds that allow for care in settings other than hospitals.

Mental Health and Addictions

Mental Health and Addictions continue to be a priority for the government, with an investment of $574 million in the 2024-25 Budget. It includes an increase of $34 million for targeted mental health and addictions initiatives, which include plans to achieve 500 new addictions spaces, wraparound supports for homelessness and 30 new complex needs emergency shelter spaces. Investments are focused on children and youth, addictions, vulnerable populations and other mental health initiatives.

Health Human Resources

The 2024-25 Provincial Budget builds on the foundation of the Health Human Resources Action Plan by continuing to invest in recruiting, training and retaining health professionals throughout the province. An agreement was reached with Saskatchewan physicians that supports efforts to recruit, train and retain physicians in the province. It also allows Saskatchewan to remain competitive as one of the best places for physicians to live and work.

Other commitments in the action plan include:

•	$11.6-million increase (total annual funding of $33.8 million) to stabilize rural and remote staffing, which supports 250 new and enhanced full-time permanent positions in nine high-priority classifications added in 54 rural and remote locations.

Budget 2024-25	13

•	$6.7-million increase (total annual funding of $8.7 million) for the Saskatchewan Rural and Remote Recruitment Incentive. This will fund existing program recipients completing their first and second-year service agreements and extend the intake for this program.

•	$1.5-million new investment for students enrolled in health care training programs located in other provinces where Saskatchewan has invested in specific training seats.

•	$1.1-million increase (total annual funding of $1.5 million) to enhance clinical placement capacity within the SHA to support expansion of training seats.

•	$1-million increase to the Rural Physician Incentive Program to support rural family physician recruitment and retention.

•	$1 million in new funding to enhance resources for clinical leadership and support to nurses working in rural and northern locations.

Building New Health Facilities

To assist with providing high-quality care and meeting the needs of our growing province, the 2024-25 Budget will help ensure our health professionals have appropriate facilities to provide care to the people of Saskatchewan. The budget invests a record $516.8 million in health infrastructure such as new hospitals and health care centres.

This is an increase of $179.3 million from the previous year and includes:

•	$180 million for the Prince Albert Victoria Hospital redevelopment project;

•	$55 million for the Weyburn General Hospital replacement project;
•	$27 million for construction of the La Ronge long-term care project;

•	$22 million to complete construction on the Regina General Hospital parkade; and

•	$20 million for Regina’s long-term care specialized beds project.

Communities

Classrooms, care and communities...the Government of Saskatchewan is making record investments in all three priorities for the people of the province.

Record Revenue Sharing

For cities, towns, villages and municipalities throughout Saskatchewan, the 2024-25 Provincial Budget provides a record increase of $42.4 million in municipal revenue sharing through the Ministry of Government Relations. This is an increase of 14.2 per cent from the year before, and a total of $340.2 million in unconditional support for municipalities in the province.

An additional $350.1 million – an increase of $2 million – will be directed to infrastructure programs in the province, including funding for the Investing in Canada Infrastructure Program, Canada Community-Building Fund and the New Building Canada Fund.

The budget also provides a $900,000 increase to the Saskatchewan Assessment Management Agency for total funding of $12.3 million to maintain its capacity for property inspections.

14	Budget 2024-25

Transportation

Municipal and regional transportation infrastructure will benefit from the 2024-25 Provincial Budget. The Government of Saskatchewan is investing $29.5 million to support municipalities and industry partners make strategic investments in the provincial transportation system. These investments include supporting economic growth and safety on rural municipal roads, including maintaining corridors for heavy trucks; construction and maintenance partnerships with urban municipalities; and truck route agreements and other municipal partnerships. Funding from this year’s budget will also support community airport improvements and help shortline railways maintain and upgrade their networks.

Community Safety

Community safety remains a priority for the Government of Saskatchewan in the 2024-25 Budget. The budget for the Ministry of Corrections, Policing and Public Safety is $719.4 million. Together they will work to maintain and promote public safety in Saskatchewan communities.

More than $228 million will fund RCMP operations in the province through the Provincial Police Services Agreement, an increase of $4.3 million, while the RCMP’s First Nations Policing Program will receive $21.6 million. The budget also provides $23.1 million for 160 municipal police positions, including 17 Combined Traffic Services positions funded by SGI and other public safety initiatives through the Municipal Police Grants Program.

The 2024-25 Budget includes $7 million to continue implementation and hiring for the Saskatchewan Marshals Service, which is expected to begin operations in 2026. The ministry will receive an additional $200,000 to enhance and expand the Saskatchewan Police College.

The Ministry of Corrections, Policing and Public Safety is also designating $2.1 million to enhance enforcement across the province by expanding the First Nations Community Safety Officer Pilot Program, hiring alternative response officers to address public safety issues around shelters and establishing a K9 unit within the Saskatchewan Highway Patrol.

On the Corrections side, the ministry is allocating $37 million to continue expansion of the Saskatoon Remand Centre. Once complete, it will provide more space to manage and provide rehabilitative programming, improving community safety for inmates, staff and the public. It is expected to begin operations in 2025.

The Government of Saskatchewan is dedicating $31.7 million to interpersonal violence through the Ministry of Justice and Attorney General, which includes funding through the National Action Plan to End Gender-Based Violence and annualized funding for second-stage shelters.

The Saskatchewan Firearms Office receives $12.4 million, which includes $3.0 million to establish a ballistics laboratory in Saskatoon.

Wildfire Safety

In Saskatchewan, we know that public safety extends beyond corrections and policing. Due to our geography, protection from wildfires is also a priority.

The 2024-25 Budget provides the Saskatchewan Public Safety Agency with a $5.5-million deposit on four airtankers to help manage wildfires in the province. The four land-based aircraft (two Dash 8-Q400AT and two Dash 8-Q400MRE) will replace the current fleet of land-based airtankers (four Convair 580). The first of the four airplanes is expected to arrive in late summer of 2025, with the remaining arriving by the end of 2027.

Budget 2024-25	15

The province will receive federal funding to offset the cost of the aircraft through Natural Resources Canada’s Fighting and Managing Wildfires in a Changing Climate Program.

Investments in First Nations and Métis Communities

The 2024-25 Provincial Budget continues investment in First Nation and Métis communities throughout Saskatchewan.

More than $255 million in targeted funding will be provided for First Nation and Métis people and organizations, which is an increase of $6.1 million over the previous year.

The budget is bolstered by a $91.2-million investment from gaming payments to support Indigenous-led social and economic initiatives.

To support the well-being of Indigenous women, girls and Two-Spirit people, the Missing and Murdered Indigenous Women and Girls+ Community Response Fund invests $800,000 for grassroots organizations and communities to develop and deliver projects that help prevent violence and build safety.

In an effort to continually enhance consultations related to the duty to consult, the 2024-25 Provincial Budget provides an increase of $930,000 to support First Nation and Métis communities in participating in the consultation process.

Economy

A strong economy means a bright future for our province and its people. It allows us to invest in areas that are priorities for the people of Saskatchewan, such as classrooms, care and communities. This is why it’s so important to focus on growing our economy.

Bringing Saskatchewan to the World

An essential part of growing our economy is expanding our markets and exports outside of Canada. This ultimately leads to more jobs at home and allows us to invest in classrooms, care and communities. That’s our reality as an export-based province.

With a budget of $40.6 million, the Ministry of Trade and Export Development is supporting Saskatchewan’s economy by growing our presence in international markets. Leading the way will be Securing the Next Decade of Growth: Saskatchewan’s Investment Attraction Strategy, which will help grow and maintain private capital investment in the province.

Equally important will be Saskatchewan’s recently announced labour market strategy – Building the Workforce for a Growing Economy: the Saskatchewan Labour Market Strategy – which outlines how the province will ensure Saskatchewan people benefit from the jobs our economy is creating. The strategy also ensures that Saskatchewan employers have access to the workforce needed to succeed.

Growing Economy

In February 2024, Statistics Canada announced that total capital investments in Saskatchewan increased by 25.9 per cent in 2023 to $17.1 billion – second among provinces in terms of percentage change. This is expected to increase by another 14.4 per cent in 2024 to $19.6 billion – again second among provinces in terms of growth.

16	Budget 2024-25

As evidence of the growth of investments in Saskatchewan – including those that will come through funding in the 2024-25 Provincial Budget – private companies have committed to more than 60 large-scale investment projects across the province in recent years – totaling more than $39 billion. These include projects in the agri-value, manufacturing and processing, mining, forestry and energy sectors.

With regards to forestry, the 2024-25 Budget provides funding to accelerate work on the Forest Resource Inventory Project, helping to achieve the Growth Plan goal of doubling Saskatchewan’s forestry industry.

The Ministry of Energy and Resources and its $53.8-million budget will support our growing economy with a focus on Saskatchewan’s world-class natural resources. Included in the ministry’s budget is $10 million in funding over 10 years for the Public Geoscience Initiative, which will increase exploration to drive the province’s Critical Minerals Strategy.

To help ensure the permitting process for the exploration of natural resources is efficient and effective, the budget provides the Ministry of Environment funding for enhancements.

Investment Incentives

In recognition of the important role of critical minerals, the 2024-25 Budget introduces the Saskatchewan Critical Mineral Innovation Incentive for new pilot projects and the complementary Critical Mineral Processing Investment Incentive for new or expanded value-added processing projects.

To further encourage investment in the provincial economy, the 2024-25 Budget includes enhancements to the following industry programs:

•	Saskatchewan Petroleum Innovation Incentive – extends the application period an additional five years and increases the program funding cap to a maximum of $100 million in royalty credits.

•	Oil and Gas Processing Investment Incentive – extends the program an additional five years and increases the program funding cap to a maximum of $500 million in Crown royalty credits.

•	Saskatchewan Commercial Innovation Incentive – extends the program by one year to allow for a program review, which will include engaging with industry.

•	Saskatchewan Technology Start-Up Incentive – doubles the annual program cap on the amount of non-refundable tax credits that may be issued to $7 million annually; expands eligibility to start-ups in the cleantech and all agtech sectors; and extends the program by one year.

Another new addition to the 2024-25 Provincial Budget is the Multi-lateral Well Program, which will facilitate the development of previously inaccessible or uneconomic oil plays and will attract increased oil well drilling to Saskatchewan.

The budget provides a $140-million Clean Electricity Transition Grant (CETG) to SaskPower for use towards in-year clean electricity operating costs, which will help maintain affordable power rates for customers. The CETG is tied to electricity-sector revenues.

Saskatchewan established the Small Modular Reactor Investment Fund to support the future development of the province’s first small modular nuclear reactor, which will provide zero-emission baseload power. The fund will receive annual allocations tied to electricity sector revenues, with all investment income earned retained in the fund. By the close of the 2024-25 fiscal year, it is projected the fund will be a $568.4-million asset for the province.

Budget 2024-25	17

Assisting Small Businesses

The Government of Saskatchewan also recognizes the contributions of small businesses to our economy. For that reason, the budget maintains the small business tax rate at the current rate of one per cent until June 30, 2025. It was scheduled to return to two per cent in July 2024, but the extension of the existing one per cent rate will allow owners to re-invest in their operations.

The amount of eligible business income on which the small business tax rate applies will remain at $600,000 – the highest threshold in Canada. Saskatchewan will also continue to have the second-lowest small business tax rate in Canada, making the provincial tax environment very competitive.

Agriculture

In Saskatchewan, the agriculture industry has played a major role in our history. Today, it remains a core part of our provincial economy.

The 2024-25 Budget invests $570.6 million in agriculture, an increase of $22.4 million, or 4.1 per cent, from the previous year. This funding will allow the Ministry of Agriculture to fund agricultural research and enhancements to crop insurance, while investing in programming for producers and agri-businesses.

In recognition of the challenging weather and soil conditions faced by some producers, the ministry’s budget provides $431.7 million to fund federal-provincial risk management programs, including Crop Insurance and Agri Stability. This is an increase of $23.7 million from the previous year.

Introduced in this year’s budget are changes to the Saskatchewan Crop Insurance Corporation’s weather-based programs, which will now provide options to insure intercrops and additional mixed feed crops.

The 2024-25 Provincial Budget provides $89.4 million for strategic initiatives under the Sustainable Canadian Agricultural Partnership. Included among these initiatives are the Irrigation Development and Irrigation Efficiency programs that will help develop new irrigated acres and support improved energy and water efficiency of existing systems.

More than 55,000 new irrigated acres have been developed in Saskatchewan over the last four years. This positions the province well in meeting the Growth Plan goal of 85,000 acres.

An additional investment of $38 million will help support research in the agriculture sector, including Saskatchewan institutions that conduct state-of-the-art research.

To assist producers dealing with the effects of consecutive years of drought conditions, the 2024-25 Budget freezes Crown land grazing rates at 2022 levels. Producers who must reduce their stocking rates on Crown land due to the dry conditions will also be eligible for a lease discount.

Tourism

The tourism industry is also a significant contributor to the Saskatchewan economy. People travel to our province from around the world to enjoy the natural beauty of Saskatchewan and experience our world-class hunting and fishing.

To ensure visitors to our parks have a great experience, the 2024-25 Budget provides $15 million for capital and infrastructure improvements at provincial parks in Saskatchewan.

18	Budget 2024-25

This includes a new service centre at Nut Point Campground in Lac La Ronge Provincial Park, bike trail development and multi-use trail improvements at Buffalo Pound Provincial Park, major road improvements and resurfacing at Pike Lake Provincial Park and water system upgrades at Narrow Hills Provincial Park and Moose Mountain Provincial Park.

With all that our province and our economy have to offer, the Government of Saskatchewan is taking steps through the 2024-25 Provincial Budget to ensure people can easily travel to the province from international destinations.

The budget provides minimum revenue guarantees to support international flights between Saskatchewan and the United States. This year Regina takes a significant leap forward with the announcement of a new direct flight to Minneapolis, backed by an annual minimum revenue guarantee of up to $500,000. This initiative makes flying more convenient for residents and supports the economy by improving accessibility to Saskatchewan for investors and tourists.

Building

To meet the needs of a growing province, the Government of Saskatchewan understands the need to ensure the necessary infrastructure is in place.

The 2024-25 Provincial Budget provides a record $4.4 billion in spending on capital projects to benefit the people of Saskatchewan.

Today, more than ever, those investments are taking place in areas that support classrooms, care and communities.

Record spending on education, record spending on health, record spending on municipal revenue sharing for municipalities and now record spending on building our provincial infrastructure is the focus of the 2024-25 Provincial Budget.

The 2024-25 Budget delivers the largest total capital budget in Saskatchewan history, the largest Crown corporation capital budget in Saskatchewan history and the largest Executive Government capital budget in Saskatchewan history.

Since 2008-09, the Government of Saskatchewan has invested more than $47.2 billion in infrastructure projects that provide essential services for the province.

Investing in Education

The 2024-25 Budget provides $216.0 million in education capital to provide safe and inclusive learning environments for students in Kindergarten to Grade 12 schools. This includes $165.9 million to support 11 ongoing new or consolidated school projects and three major renovations in Balgonie, Carlyle, Saskatoon, Regina, Prince Albert, Moose Jaw, Lanigan, La Loche and Wilcox.

Another $8.8 million supports the planning for nine new schools and two renovations in Pinehouse, Regina, Saskatoon, Corman Park and Swift Current.

For schools facing growing enrolment, the budget increases spaces for students by investing $28.5 million in relocatable classrooms.

The budget also provides $12.8 million for minor capital renewal projects that will allow school divisions to address structural repairs and renovations to prolong the life of schools across the province.

Budget 2024-25	19

The Government of Saskatchewan has committed approximately $2.6 billion toward school capital since 2008-09. This includes 65 new schools, 32 major renovation projects and seven projects approved through the Minor Capital Renewal Program.

Post-secondary students also benefit from capital investments in the 2024-25 Budget. The Ministry of Advanced Education is investing $59 million in infrastructure at provincial institutions, including three new health care training programs at the University of Saskatchewan; further health training seat expansion; design and planning work for Saskatchewan Polytechnic’s new Saskatoon campus; and other maintenance and upgrades.

Since 2008-09, $839.7 million has been committed to post-secondary infrastructure across the province.

Investing in Health Care

The Government of Saskatchewan is making a record investment of $516.8 million in infrastructure improvements to provide residents with the care they need and deserve. This is an increase of $179.3 million from the previous year.

Major health care capital projects in this year’s budget include redevelopment of Prince Albert’s Victoria Hospital; replacement of the Weyburn General Hospital; work on long-term care facilities and projects in La Ronge, Regina, Grenfell, Estevan and Watson; and the construction of the parkade at Regina General Hospital.

The Government of Saskatchewan has invested more than $2.9 billion to support the maintenance and construction of new health care facilities since 2008-09.

Investing in Transportation

The 2024-25 Provincial Budget invests $617.1 million into operating, maintaining, building and improving Saskatchewan roads and highways. This is an increase of $21.1 million, or 3.5 per cent, for the Ministry of Highways. The entire amount collected in fuel tax – $521.3 million – is enhanced with additional investments to maintain and operate Saskatchewan highways.

The budget provides $417.3 million for transportation capital for the ministry to improve more than 1,100 km of provincial highways, including 260 km of repaving, 765 km of light and medium pavement preservation, 58 km of Thin Membrane Surface improvements and 25 km of gravel rehabilitation.

Construction continues on several major highway improvement projects, including:

•	Twinning projects near Rowatt and Corinne on Highways 6 and 39 between Regina and Weyburn;

•	Corridor improvements on Highway 5 east of Saskatoon; and

•	Completion of the replacement of two Highway 6 bridges over Regina’s Ring Road.

Investing in Communities

Road safety is a priority in Saskatchewan and that continues with investments in the 2024-25 Provincial Budget. The province is investing $17.6 million toward intersections, guardrails and lighting across Saskatchewan, following last year’s completion of a five-year, $100-million investment in road safety.

Other investments in provincial transportation infrastructure include $73.5 million to build, operate and maintain the transportation system in northern Saskatchewan and $59.3 million to repair or rebuild 17 bridges and replace more than 100 culverts.

20	Budget 2024-25

Since 2008, the Government of Saskatchewan has invested more than $13.0 billion in transportation infrastructure, improving more than 20,700 kilometres of highways.

Saskatchewan municipalities continue to benefit from the 2024-25 Budget, with a record $350.1 million in transfers through capital programs such as the Investing in Canada Infrastructure Program, Canada Community-Building Fund, New Building Canada Fund and other programs.

The 2024-25 Budget also provides $301.9 million to support programs and services that help meet the needs of our growing province.

This year $78.9 million will be invested in water infrastructure projects. This includes more than $35.9 million to continue to develop and expand irrigation in the province, as well as funding to support the engineering, design and construction of the Lake Diefenbaker Irrigation Project.

In an effort to continue to enhance public and community safety, $60.8 million will be invested in projects at provincial courts and correctional facilities. This work includes continued construction of the remand expansion at the Saskatoon Correction Centre.

Investing in Saskatchewan

Our provincial Crown corporations are also a priority in the 2024-25 Budget. Crown corporations are investing approximately $2.6 billion during the year – another record high in this budget – to improve infrastructure in the province. Over the next four years, the Crown sector will invest more than $9.5 billion, which is the largest capital investment in its history.

Leading the way is SaskPower with a record investment of $1.6 billion in the provincial electricity system to meet demand and maintain reliability, as well as support the transition to a modern grid.

In 2024-25, this includes construction of the natural gas plant in south-central Saskatchewan, improvements to the plant near Kerrobert and expanding the southwest transmission interconnection.

SaskEnergy is investing $416.9 million into the province’s natural gas transmission and distribution system to help meet growth in demand.

In the 2024-25 Budget, SaskTel is investing $439.8 million to ensure the information and communications technology infrastructure is in place to help connect Saskatchewan residents. Investments this year include continuing to deploy fibre to rural Saskatchewan and rolling out the 5G wireless network.

The Government of Saskatchewan also continues to invest in the Regina Non-potable Water System Project through SaskWater. This project supports the growth of agriculture and value-added processing in the Regina area.

(More information is available in the 2024-25 Saskatchewan Capital Plan, which begins on page 26.)

Strong Families and Affordability

Affordability for Saskatchewan families remains a top priority in the 2024-25 Provincial Budget. The Government of Saskatchewan continues to introduce and enhance programs to make life more affordable for residents of the province.

Today, Saskatchewan is one of the most affordable places in Canada to live, work and raise a family.

Budget 2024-25	21

Affordability for Saskatchewan Residents

The province has among the lowest personal taxes in the country. Since 2007, Personal Income Tax (PIT) exemptions have removed more than 112,000 residents from the income tax roll. In total, PIT reductions during that time are providing over $830 million in annual income tax savings to Saskatchewan people.

Annual indexation of the PIT brackets helps ensure that tax savings are not reduced by inflation. In 2024, Saskatchewan residents will save $70 million on their 2024 income taxes from indexation of the provincial income tax system.

A Saskatchewan family of four with $100,000 in total income pays $2,627 less in combined provincial income and sales tax in 2024, compared to 2007.

A family of four pays no Provincial Income Tax on their first $59,475 of combined income. This is the highest tax-free threshold in Canada – and more than twice as much as in 2007, when a family of four began paying provincial income tax once their combined income reached just $26,150.

When combined with utilities and housing costs, Saskatchewan also comes out on top. The province is the most affordable place to live in Canada for a family of four when taxes, housing and utilities are considered.

A family with two adults, two dependent children, owning their own home with annual family income of $75,000, $100,000 and $125,000 have the lowest totals paid for taxes, utilities and housing.

A single person living in rental accommodation, with an annual income of $40,000, ranks third in the country in affordability.

In the 2024-25 Budget, Saskatchewan families will benefit from programs and services designed to make life affordable, including the Active Families Benefit, Children’s Drug Plan and $10/day child care for children under the age of six, as well as programs to help fund insulin pumps and glucose monitors. The budget also contains a $4-million increase to continue to meet the needs of children and their families through the Autism Spectrum Disorder Individualized Funding Program.

Affordability for Homeowners

For families or individuals looking to put down more permanent roots in their communities, the 2024-25 Budget is funding the PST Rebate on New Home Construction Program, which is helping make new home ownership more affordable. The Saskatchewan First-Time Homebuyers’ Tax Credit provides a non-refundable income tax credit of up to $1,050 to eligible taxpayers on qualified homes.

Saskatchewan also enjoys the distinction of having the second-lowest land transfer tax/registration fees paid by the buyer of a property.

Homeowners can benefit from the Saskatchewan Secondary Suite Incentive (SSI) Grant Program, which was developed to increase housing and rental availability in the province.

Homeowners will continue to receive additional relief this year as a result of the Government of Saskatchewan’s direction to stop SaskEnergy and SaskPower from collecting the carbon tax on natural gas and electric residential home heating. This is in addition to a SaskEnergy rate decrease that lowered bills for the average residential customer by nearly eight per cent beginning in October 2023.

22	Budget 2024-25

Assisting People with Disabilities

With an understanding of the challenges faced by people with disabilities, the Government of Saskatchewan is providing additional funding support in the 2024-25 Budget. This includes $10.4 million in additional funding to support the changing service needs of current adult clients with intellectual disabilities, as well as the delivery of residential and day programs for new clients. A further $7.6-million investment will help plan and construct 10 new group homes, along with one assessment and stabilization home.

As always, Saskatchewan Aids to Independent Living will continue to assist people with physical disabilities to live a more active and independent lifestyle.

Affordability for Students

Saskatchewan students will benefit directly from $46.5 million in financial supports, including a new grant for low-income students with dependents under age 12 (or over 12 with a permanent disability). This will help reduce financial barriers to completing their post-secondary education. The budget includes $34.4 million for the Student Aid Fund, which provides repayable and non-repayable financial assistance to more than 22,000 students every year, and $12.2 million in scholarships and bursaries.

The 2024-25 Budget ensures that students will continue to receive benefits once they’ve completed their studies through the Graduate Retention Program. It provides up to $20,000 in tax credits to post-secondary graduates who live and work in Saskatchewan. More than 81,600 graduates have benefited from this program.

Affordability for Seniors

Saskatchewan seniors will also benefit from the 2024-25 Provincial Budget. From reduced health care costs to income assistance, the Government of Saskatchewan supports those who helped build our province.

The Seniors Income Plan offers eligible seniors up to $360 per month, while the monthly income threshold for the Personal Care Home Benefit will increase by $100 to $2,500 to help make the cost of living in a licensed personal care home more affordable for seniors.

Other health care benefits for seniors in the 2024-25 Budget include funding for the Senior Citizens Ambulance Assistance Program, Seniors’ Drug Plan and Home Care services.

Assisting the Vulnerable

The 2024-25 Provincial Budget provides support for Saskatchewan’s most-vulnerable residents, helping low-income individuals and families meet their basic needs as they work to become more self-sufficient.

Income assistance benefits are among the supports that will increase in 2024-25. Funding of $7.4 million will increase Saskatchewan Income Support (SIS) Basic Shelter Benefits by three per cent, an increase of up to $60 per household per month. The Alternate Heating Benefit will also increase by $30 per month. The Saskatchewan Assured Income for Disability (SAID) monthly Living Income Benefits will also increase by three per cent as a result of $6.3 million in funding in the 2024-25 budget. This represents a monthly increase of up to $55 per household.

Two additional income assistance initiatives will be expanded to provide enhanced supports to clients. The Income Assistance Mobile Workforce will place up to 10 more ministry employees on-site at select community-based organizations to support clients, and approximately 150 more clients will receive trusteeship and money management services to help them pay their rent and other bills each month.

Budget 2024-25	23

Improving services and supports for at-risk families, children and youth remains a priority for the Government of Saskatchewan. In support of this goal, the budget provides an additional $2.7 million to support additional residential care options for children and youth with complex behavioural needs, $500,000 in new funding to increase supports for youth transitioning from care and a $375,000 increase to bring intensive in-home support programs to communities where they do not currently exist.

The Ministry of Social Services will increase funding to partners in providing care, including the Fetal Alcohol Spectrum Disorder Network and Mobile Crisis Services in Regina, Saskatoon and Prince Albert. The 2024-25 Budget also provides a $600,000 increase to foster care and extended family care allowance rates to help cover the costs of caring for a child.

Through funding included in the 2024-25 Budget, the Ministry of Social Services continues to work with community partners to enhance services to individuals experiencing homelessness. Implementation of the Provincial Approach to Homelessness will continue with an increase of $16.7 million including a $7.2-million increase to support ongoing emergency shelter operations across the province and $9.5 million to develop supportive housing spaces in Regina and Saskatoon.

The Saskatchewan Housing Corporation will continue to provide affordable rental options to people and families in 280 communities across the province. In 2024-25, the corporation will invest $83.4 million in the repair and maintenance of provincially owned housing units. This includes an additional $9.6 million in provincial funding to prevent and reduce vacancies and respond to the increasing demand for social housing.

The 2024-25 Provincial Budget continues to invest in additional supports for residents with low and modest incomes. The Low-Income Tax Credit is a non-taxable benefit, while the Saskatchewan Housing Benefit helps eligible renters with their shelter costs, including rent and utilities.

(More detail is available in the 2024-25 Revenue Initiatives beginning on page 63, as well as in the 2024 Intercity Comparison of Taxes, Utilities and Housing beginning on page 73.)

Classrooms, Care and Communities

The 2024-25 Provincial Budget addresses many priorities for the people of Saskatchewan, with a clear focus on classrooms, care and communities.

These areas impact everyone in our province – from the seniors who helped build our province into the great place it is today to our future leaders who are just making their way into the world, as well as everyone in between. Nothing is more important than our education, health and ensuring our communities are great places to live.

Thanks to the growth of our province, we have more people, more jobs and more opportunities for the people and families that call Saskatchewan home.

The 2024-25 Budget meets the challenges of a growing province by re-investing the benefits of a growing province in classrooms, care and communities.

24	Budget 2024-25

24 SASKATCHEWAN PROVINCIAL -25 BUDGET SASKATCHEWAN CAPITAL PLAN

2024-25 Saskatchewan Capital Plan

Capital Plan Highlights

The 2024-25 Budget delivers the largest total capital budget in Saskatchewan history, the largest Crown Corporation capital budget in Saskatchewan history and the largest Executive Government capital budget in Saskatchewan history. The Capital Plan will invest a total of $4.4 billion in projects throughout the province and continue to support the Growth Plan’s objective of investing $30.0 billion in infrastructure by 2030.

Building new schools, hospitals, roads and other important infrastructure ensures the province will meet the growing needs of Saskatchewan families and communities.

Over the next four years, a projected $17.9 billion will be invested by government ministries and agencies, as well as Saskatchewan’s commercial Crowns sector.

Since 2008-09, the Saskatchewan government has invested more than $47.2 billion in provincial infrastructure, including the construction and rehabilitation of health and educational facilities, transportation and municipal infrastructure across the province.

The Capital Plan supports continued investments in important projects that provide essential services to the people of Saskatchewan.

The 2024-25 Saskatchewan Capital Plan supports the Growth Plan target of investing $30.0 billion in infrastructure spending by 2030.

Chart 1: Saskatchewan Capital Plan 2008-09 to 2027-28

26	Budget 2024-25

The Capital Plan includes projects approved to date and provides an estimate of projected future capital investments.

The 2024-25 Saskatchewan Capital Plan represents an increase of $717.3 million, or 19.2 per cent, over the 2023-24 Budget.

Saskatchewan Capital Plan – 2023-24 to 2028-29

	2023-24	2023-24	2024-25	2025-26	2026-27	2027-28
(millions of dollars)	Budget	Q3	Budget	Projected	Projected	Projected
Executive Government Ministries and Agencies
Transportation Infrastructure
Highways Capital	422.3	417.3	403.9	429.76	434.06	459.31
Highways Partnerships and Supporting Capital	20.6	20.6	13.3	10.31	10.31	10.31

Municipal Infrastructure
Municipal Programs	348.1	348.1	350.1	256.5	237.8	175.1

Education Capital
School Capital	141.1	188.1	203.2	340.4	306.1	138.6
Maintenance Capital	11.3	11.3	12.8	13.8	16.7	14.7

Advanced Education
Maintenance, Planning and Projects	58.9	55.4	59.0	146.0	91.2	76.8

Health Care
Health Facilities	207.1	162.5	342.6	825.0	485.0	400.1
Maintenance Capital	71.5	67.6	70.4	82.2	74.3	71.7
Health IT and Equipment Capital	59.0	77.4	103.9	56.9	47.0	44.1

Government Services
Dams and Water Supply Channels	85.6	59.3	78.9	119.4	202.9	329.9
Courts and Corrections Facilities and Equipment	97.4	94.5	60.8	31.4	38.7	62.7
Parks Capital	12.3	12.3	13.3	13.8	15.2	15.2
IT Capital	64.2	68.3	84.3	19.5	10.9	10.0
Equipment Capital	19.3	19.2	20.8	89.1	77.1	88.1
Government Buildings	28.2	32.5	8.3	8.3	8.3	8.3
Targeted and Other Capital	31.1	61.5	14.0	39.7	24.6	12.8
Housing Capital	—	—	21.7	31.3	29.8	33.6

Total Executive Government Ministries and Agencies	1,677.8	1,695.6	1,861.1	2,513.3	2,109.9	1,951.2

Crowns
SaskPower	1,151.1	1,151.1	1,596.7	1,654.8	1,413.1	1,110.7
SaskEnergy	341.2	278.5	416.9	541.4	343.6	290.6
Others*	558.1	568.1	570.8	469.7	532.5	568.7

Total Crowns	2,050.4	1,997.7	2,584.4	2,665.9	2,289.1	1,970.0

Total Capital Plan	3,728.2	3,693.3	4,445.5	5,179.2	4,399.0	3,921.3

*	Others include SaskTel, SGI CANADA and Auto Fund, SaskWater, SaskGaming and CIC.

Totals may not add due to rounding.

Budget 2024-25	27

Capital Plan Details

Transportation Infrastructure

The 2024-25 Budget will invest $417.3 million in capital projects and programs through the Ministry of Highways. This investment will improve more than 1,100 km of highways, including 260 km of repaving; 765 km of combined medium and light pavement preservation; 58 km of Thin Membrane Surface improvements; and 25 km of gravel rehabilitation.

Since 2008-09, more than $13.0 billion has been invested in highways infrastructure and improved over 20,700 km of the provincial roads network.

Investments to improve safety and traffic flow include twinning projects near Rowatt and Corinne on Highways 6 and 39, corridor improvements on Highway 5 east of Saskatoon and completion of two replacement bridges over Regina’s Ring Road.

Over the past year, the Government of Saskatchewan met its five-year, $100.0-million commitment to road safety and will add a further $17.6 million for investments in intersections, guardrails and lighting projects across Saskatchewan.

The budget includes investments in Saskatchewan communities through the Rural Integrated Roads for Growth, Community Airport Partnership and Urban Highway Connector programs.

Municipal Infrastructure

The 2024-25 Budget provides a record $350.1 million in transfers to municipalities through various capital programs, such as the Investing in Canada

Infrastructure Program, Canada Community-Building Fund, New Building Canada Fund and other programs.

Since 2008-09, over $3.1 billion has been invested in municipal infrastructure projects.

Over the next four years, the Capital Plan will invest more than $1.0 billion in municipal infrastructure projects that support the programs and services Saskatchewan residents need and deserve.

Investments under the Investing in Canada Infrastructure Program include the Town of Esterhazy Regional Water System and the Town of Lanigan and District Water Park projects. The budget also provides funding for the Martensville Wastewater Treatment and Drinking Water Distribution Upgrades Project through the New Building Canada Fund.

Education Capital

Building and renovating schools continues to be a priority, and the 2024-25 Budget provides $216.0 million for Saskatchewan’s Kindergarten to Grade 12 schools to provide safe and inclusive learning environments for students.

The 2024-25 Budget provides $8.8 million to begin planning on nine new schools and two renovations.

The 2024-25 Budget also provides $165.9 million in funding to support projects in the communities of Balgonie, Carlyle, Saskatoon, Regina, Prince Albert, Moose Jaw, Lanigan, La Loche and Wilcox.

28	Budget 2024-25

New funding of $8.8 million will support planning for a new school to replace Minahik Waskahigan High School in Pinehouse, new Regina East joint-use elementary school, new Regina East joint-use high school, new Saskatoon East joint-use elementary school and a new Saskatoon East joint-use high school, as well as renovations to South Corman Park School and Swift Current Comprehensive High School.

In support of the growing economy and enrolment pressures in the fastest growing areas of the province, $28.5 million will be invested in relocatable classrooms.

The 2024-25 Budget includes $12.8 million for minor capital renewal projects to allow school divisions to address structural repairs and renovations.

Advanced Education

The four-year Capital Plan provides $372.9 million to support infrastructure improvements in the post-secondary education sector, including $59.0 million in 2024-25.

The Government of Saskatchewan continues to support health training seat expansions, investing more than $3.5 million in 2024-25 through the Health Human Resources Action Plan and Nursing Seat Expansion.

Since 2008-09, Government has committed more than $839.7 million in post-secondary infrastructure across Saskatchewan.

The 2024-25 Budget includes $6.0 million for design and planning work for Saskatchewan Polytechnic’s campus renewal project in Saskatoon, $6.3 million for a cooling tower replacement at the University of Regina, $8.7 million for electrical and mechanical upgrades at the University of Saskatchewan and $7.8 million for three new domestic programs at the University of Saskatchewan: Physician Assistant, Occupational Therapy and Speech Language Pathology.

Health Care

The 2024-25 Budget provides a record $516.8 million to support infrastructure improvements in the health sector to ensure residents get the care they need as close to home as possible.

Over the next four years, the Government of Saskatchewan plans to invest more than $2.6 billion in health care infrastructure.

Funding of $342.6 million will be invested in major capital projects, including the redevelopment of the Prince Albert Victoria Hospital ($180.0 million), Weyburn General Hospital replacement ($55.0 million), Regina General Hospital parkade ($21.9 million) and various long-term care facilities in the communities of Regina, Grenfell, La Ronge, Watson and Estevan.

The 2024-25 Budget includes $70.4 million for the rehabilitation and maintenance of health care facilities, while $103.9 million will be invested in information technology projects and medical equipment.

Government Services

The Capital Plan will provide $301.9 million to support program and service delivery to meet the growing needs of Saskatchewan families and communities. Government services investments include building upgrades, provincial dam rehabilitation, courts and correctional facilities, parks and recreational facilities, and Information Technology management systems.

Budget 2024-25	29

An additional $13.3 million will be invested in capital improvements throughout the parks system. Investments include construction of a new service centre at Nut Point Campground in Lac La Ronge Provincial Park. Improvements and upgrades will also take place at Pike Lake, Narrow Hills, Moose Mountain, Rowan’s Ravine and Crooked Lake provincial parks, as well as Cypress Hills Interprovincial Park.

The budget provides $78.9 million for water infrastructure projects, including more than $35.9 million for irrigation development and expansion, and $3 million to continue work on the Grant Devine Spillway Project. Funding includes the engineering, design and construction of the Lake Diefenbaker Irrigation Project.

Funding of $60.8 million will be invested in various court and correctional facility projects, including continued construction of the remand expansion at the Saskatoon Correctional Centre, which is set to open in June 2025.

The Saskatchewan Housing Corporation will receive $21.7 million to continue the development of supportive housing spaces in Regina and Saskatoon, and to repair, maintain and replace provincially owned housing units.

Commercial Crowns

The Crown sector invests in capital to ensure the safety and integrity of infrastructure to provide reliable, quality services while also meeting growth demands.

Saskatchewan’s Crown sector will invest approximately $2.6 billion in 2024-25 — a record level of investment — to maintain and enhance utility infrastructure while supporting economic growth. Over the next four years, the Crown sector will invest more than $9.5 billion, the largest capital investment in the sector’s history.

Through SaskPower, the government is forecasting a historic capital investment of approximately $1.6 billion in its electricity system, which will improve reliability, replace aging infrastructure and support the energy transition by reducing emissions and modernizing the grid. The 2024-25 Budget includes investment in construction of the 370 MW natural gas-fired electrical plant in south-central Saskatchewan, upgrades to the Ermine natural gas-fired electrical plant near Kerrobert and construction on the expansion of the Southwest Power Pool transmission interconnection.

The 2024-25 Budget invests $416.9 million in the province’s natural gas transmission and distribution system through SaskEnergy. These investments ensure safe, reliable and affordable services to customers. Planned investments include projects to meet the growth in demand for natural gas that are primarily from the industrial and power generation sectors. Supporting SaskPower’s next natural gas power station in south-central Saskatchewan is the single largest driver of SaskEnergy’s capital planning for the next two years.

The budget also supports SaskTel’s vision to be the best at connecting people to their world by investing $439.8 million in the province’s information and communications technology infrastructure. Capital investments will include sustainment projects that support quality networks, continued deployment of fibre to rural customers and modernization of network infrastructure through the rollout of SaskTel’s 5G wireless network.

Through SaskWater, the government continues its investment in the Regina Non-potable Water System Project in 2024-25 to support significant business growth in agricultural and value-added processing in the Regina region. The budget also includes investment in the sustainment of water and wastewater systems such as the Saskatoon Southeast Water Supply System Canal Refurbishment Project.

30	Budget 2024-25

24 SASKATCHEWAN PROVINCIAL -25 BUDGET TECHNICAL PAPERS

The Saskatchewan Economy

Saskatchewan’s economy will continue to grow in 2024. The momentum for ongoing growth in 2024 builds upon the strong economic performance in 2023, propelled by record population growth, an expanding labour force, robust commercial and residential construction, and the second-highest value of exports in provincial history.

Saskatchewan’s population reached a new all-time high of 1,218,976 as of October 1, 2023, growing by 31,369 people, or 2.6 per cent, from October 1, 2022 – the largest population growth in a single year in more than a century. Also, the labour market has been particularly strong throughout 2023, hitting record-high levels for labour force and employment, including full-time, female and off-reserve Indigenous Peoples.

In 2023, Saskatchewan’s economy benefitted from more than $4.7 billion investment in building construction – with both the residential and non-residential segments increasing by 2.8 per cent and 6.8 per cent, respectively.

As an export-oriented economy, Saskatchewan is particularly sensitive to the state of the global economy. In 2022, Saskatchewan set an all-time record for the value of goods exports at over $52 billion. In 2023, Saskatchewan’s total goods exports were more than $49 billion – a strong performance, but somewhat lower than in 2022 due to lower global commodity prices and slower economic growth among some international trade partners.

Saskatchewan Economic Outlook

After leading the nation on economic growth with a Gross Domestic Product (GDP) growth rate of 6.0 per cent in 2022, Saskatchewan’s economy began 2023 on a high trajectory with most indicators displaying continued strength. Saskatchewan’s real GDP growth in 2023 is estimated to have been 1.4 per cent, according to the average of private-sector forecasters1. That is the fourth-highest growth rate among Canadian provinces.

The Saskatchewan economy is expected to continue its trend of ongoing growth in 2024. According to the average of the same private-sector forecasters, Saskatchewan’s real GDP is projected to grow by 1.0 per cent in 2024. Growth in population, consumer spending and business and residential construction are expected to support this economic performance despite persistently high interest rates and ongoing inflation levels above the Bank of Canada’s 2.0 per cent target.

Private Sector Forecast at a Glance

(Per Cent Change Unless Otherwise Noted)

	2022	2023	2024	2025	2026	2027	2028
	Actual	Estimate	Forecast	Forecast	Forecast	Forecast	Forecast
Real GDP	6.0	1.4	1.0	1.8	2.3	2.1	2.2
Nominal GDP	29.2	-0.3	2.1	3.2	3.7	3.5	4.1
Consumer Price Index (CPI)*	6.6	3.9	2.6	2.0	2.0	2.0	2.0
Employment Growth (000s)*	19.8	10.7	8.4	8.8	8.6	8.9	8.5
Unemployment Rate (% level)*	4.7	4.8	5.5	5.6	5.6	5.5	5.5

*	Actuals for 2023

Sources: Statistics Canada (2022-2023); Average private-sector forecast as of January 12, 2024 (2023-2025); Ministry of Finance calculations based on average private sector forecast (2026-2028).

[1]

The average private-sector forecast is used as the economic outlook for 2023 to 2025; and extended from 2026 to 2028 using the Ministry of Finance calculations based on the average private-sector forecast. It will be henceforth referred to as the “economic outlook” in the document.

32	Budget 2024-25

Over the medium-term, real GDP growth is forecast to average 2.1 per cent annually from 2025 to 2028. Strong investment activity, especially in manufacturing and processing, and the natural resources sectors, will be a key driver of growth over this period.

Saskatchewan’s economy was resilient in 2023

In 2023, Saskatchewan had the second-highest growth among the provinces in housing starts (+9.7 per cent) and building permits (+11.4 per cent), and the third-highest growth in investment in building construction (+4.0 per cent) compared to 2022 levels. Saskatchewan also had the second-highest employment rate at 64.1 per cent and the second-lowest unemployment rate at 4.8 per cent among the provinces in 2023.

A number of other economic indicators in Saskatchewan showed growth in 2023 compared to 2022, including sales in food services and drinking places (+10.5 per cent), new motor vehicle sales (+6.0 per cent), retail sales (+0.5 per cent) and average weekly earnings (+2.4 per cent). Only two indicators, manufacturing sales and goods exports, had a decline (-4.4 per cent and -6.4 per cent, respectively) in 2023, but this is compared to the record levels in 2022. Even with this decline, the 2023 levels for manufacturing sales and goods exports are far above the prior five-year (2018 to 2022) average level by 27.9 per cent and 36.8 per cent, respectively.

Business investment to be strong over the medium-term

Business investment continues to grow in Saskatchewan with a wide range of announced large private-sector projects progressing to construction.

It is anticipated to grow by about 6.2 per cent in 2024. This reflects, in part, increasing expectations the Bank of Canada will cut interest rates from the current rate of 5.0 per cent. A rate cut should help boost business confidence. Business investment continues to be strong over the medium-term from 2025 to 2028 and is projected to grow by an average of 5.2 per cent annually.

Strong growth is expected to be propelled by major industrial construction sector project commitments over the next five years, interest rate normalization, increasing exports volumes and ongoing solid population growth.

In recent years, more than 60 large-scale investment projects across the province have been committed to by private companies for a total amount of more than $39 billion. These include projects in the following areas: 32 in the value-added agriculture sector; 13 in the manufacturing and processing sector; 11 in the mining sector; and 13 across the oil and gas and forestry sectors. Among these projects, 13 are already in the construction phase, which will result in a total investment of more than $14 billion over the next five years.

Oil production to grow over the medium-term

Saskatchewan’s oil production is projected to be relatively flat in 2024 and increase at an average of 1.8 per cent per year over the medium term from 2025 to 2028. With the Trans Mountain Expansion project scheduled to be operational in 2024, regional pipeline export capacity is expected to improve over the medium-term, which will help increase investor confidence in adding new production capacity.

The International Energy Agency (IEA) is reporting that global oil demand reached record levels in 2023 and is set to continue to grow in 2024.

Budget 2024-25	33

The West Texas Intermediate (WTI) oil price decreased from an average of US$94.3 per barrel in 2022 to an average of US$77.6 per barrel in 2023, largely due to rapidly increasing oil production in the United States and the full return of Russian oil and petroleum products exports to international markets, despite the ongoing sanctions and restrictions in many major economies.

Chart 1: WTI Oil Price and Saskatchewan Oil Production

Source: Ministry of Energy and Resources (January 2024)
e–estimation, f–forecast

Expected record global oil demand and ongoing geopolitical instability in many key oil-producing regions and shipping lanes are expected to help keep the oil prices strong. WTI prices are forecast to average US$77.0 per barrel in 2024, decreasing to an average of US$76.8 per barrel per year over the medium-term from 2025 to 2028 (Chart 1).

Potash prices and production to remain strong over the medium-term

Following all-time record potash prices in 2022, Saskatchewan’s potash sector experienced, on a relative basis, a substantial price decline in 2023. However, lower prices were effective at maintaining customer demand in international markets. As a result, potash sales increased in 2023 to nearly 23.8 million tonnes (Mt) of potassium chloride (KCl).

Global demand for potash is expected to continue to grow in 2024 as customers respond to lower prices and underlying agricultural fundamentals in key markets remain strong. Saskatchewan’s total potash sales volume is forecast to increase to 24.9 Mt KCl in 2024.

The average realized price in 2024 is projected to be US$263.9 per KCl tonne, which is 22.0 per cent below the 2023 average. Despite the ongoing sanctions and restrictions on Russian and Belarussian potash exports in major economies, the volume of product from Saskatchewan’s main competitors in international markets has returned to levels experienced prior to the Russian invasion of Ukraine in February 2022.

Over the medium-term from 2025 to 2028, Saskatchewan’s annual potash sales are forecast to increase to 26.5 Mt KCl by 2028. Expectations are for prices to stabilize at current levels and then grow over the medium-term to reach a realized price of US$323.8 per KCl tonne by 2028 (Chart 2).

Chart 2: Saskatchewan Potash Price and Production

Source: Ministry of Energy and Resources (January 2024)
e–estimation, f–forecast

34	Budget 2024-25

Canadian and US Economic Assumptions and Commodity Prices – Calendar Year

	2022	2023	2024	2025	2026	2027	2028
	Actual	Actual	Forecast	Forecast	Forecast	Forecast	Forecast
Can Real GDP Growth (%)	3.8	1.1	0.7	2.0	2.2	2.1	2.1
US Real GDP Growth (%)	1.9	2.5	1.5	1.6	2.0	2.0	1.9
Short-term Interest Rate (%)	2.4	4.8	4.7	3.1	2.4	2.4	2.4
10-year Government of Canada Bond (%)	2.8	3.3	3.2	3.0	2.9	3.0	3.0
Canadian Dollar (US cents)	76.8	74.1	74.3	74.5	76.1	76.3	76.4

WTI Oil (US$ per barrel)	94.3	77.6	77.0	75.0	75.0	78.0	79.0
Well-head Oil (C$ per barrel)	98.6	79.0	82.0	79.0	77.2	80.5	81.5
Natural Gas (C$ per GJ)	5.6	3.0	3.0	3.5	3.8	4.0	4.0
Potash (C$ per K2O tonne)[1]	1334.8	748.2	582.3	614.9	633.1	663.2	694.6
Potash (US$ per KCl tonne)[1]	626.1	338.2	263.9	279.5	293.9	308.6	323.8
Wheat (C$ per tonne)	437.4	380.1	328.2	404.0	392.7	391.2	403.9
Canola (C$ per tonne)	929.4	768.6	701.7	788.4	740.4	741.8	772.0

[1]	The potash industry quotes prices in US dollars per KCl tonne. Provincial royalty calculations, however, are based on the Canadian dollar price per K2O tonne.

Sources: Statistics Canada, Ministry of Energy and Resources, Ministry of Agriculture, S&P Global Market Intelligence, and Conference Board of Canada.

Agriculture sector anticipates increased crop production over the medium-term

In 2023, Saskatchewan’s total crop production suffered a setback compared to 2022 levels due to drought conditions in some parts of the province. Major crop production is estimated to have declined by roughly 10.9 per cent in 2023 to 31.7 Mt compared to 35.5 Mt in 2022. However, total cash receipts in 2023 were up by 10.5 per cent compared to 2022, reaching $23.3 billion, which was largely driven by crop receipts.

Crop receipts are estimated to have increased by 11.3 per cent in 2023 due to inventory drawdown, which allowed producers to export more to meet demand despite lower overall production resulting from drought. Similarly, livestock receipts are estimated to have increased by 18.8 per cent in 2023, based on the strength of higher prices for cattle and calves amid strong demand.

Going forward, farm cash receipts are anticipated to drop to $21.2 billion in 2024 due to lower pricing levels.

This is 9.0 per cent lower than cash receipts in 2023; however, it’s well above the prior five-year average of $18.9 billion. Farm cash receipts are projected to average $21.2 billion annually over the medium-term from 2025 to 2028.

Crop receipts are forecast to decrease by 10.5 per cent to $15.7 billion in 2024 due to lower prices driven by increased supplies; and are expected to average $16.6 billion per year over the medium-term from 2025 to 2028. However, livestock receipts are forecast to increase slightly to $3.6 billion in 2024 due to expected stronger prices; and are projected to average nearly $3.3 billion annually over the medium-term from 2025 to 2028.

Compared to historical averages, crop prices are anticipated to remain relatively strong in 2024 and over the medium-term from 2025 to 2028. The total crop production outlook also remains positive in 2024 and over the medium-term, with an expected rise to 39.2 Mt by 2028 (Chart 3).

Budget 2024-25	35

Chart 3: Saskatchewan Crop Production

Source: Ministry of Agriculture (January 2024)

f–forecast

Trade continues to grow over the medium-term

Goods exports (in nominal terms) to other countries had a weaker performance in 2023, largely due to a decline in commodity prices and relatively softer global demand. Exports declined by 6.4 per cent in 2023 compared to 2022, which was an all-time record year for Saskatchewan. In 2023, Saskatchewan’s total goods exports were valued at $49.1 billion, well above the prior five-year average level of $35.9 billion.

International goods exports are expected to see modest growth in 2024 despite the predicted slowdown in Saskatchewan’s top trading partner economies. They are forecast to grow by 2.1 per cent in 2024.

Saskatchewan’s international goods exports are forecast to grow by 3.0 per cent, on average, per year over the medium-term from 2025-2028, as commodity prices are expected to stabilize and total production levels of the province’s major exports are expected to grow over this period.

According to the World Bank forecast as of January 2024, the United States economy is anticipated to slow down to a 1.6 per cent growth in 2024 – from 2.5 per cent growth in 2023 – and to increase slightly to 1.7 growth per cent in 2025.

Japan’s economy is forecast to decelerate to 0.9 per cent growth in 2024 – from an estimated 1.8 per cent growth in 2023 – and to further drop to 0.8 per cent growth in 2025 (Chart 4).

China’s economy is anticipated to slow to 4.5 per cent growth in 2024 – from an estimated growth of 5.2 per cent in 2023 – amid various structural challenges. It is expected to further slow to 4.3 per cent growth in 2025.

The Eurozone expects a modest growth of 0.7 per cent in 2024 – slightly higher than the estimated growth of 0.4 per cent in 2023 – and is forecast to grow by 1.6 per cent in 2025.

Chart 4: Saskatchewan’s Top Trading Partners’ GDP Growth

Source: World Bank (January 2024)

e–estimation, f–forecast

Population at a record high and continues to grow

According to the latest population estimates by Statistics Canada, Saskatchewan’s population continued to hit record-breaking milestones in 2023, reaching a population close to 1.22 million people as of October 1, 2023. Saskatchewan’s year-over-year (October 1, 2022 to October 1, 2023) population growth of 31,369 (+2.6 per cent) is the largest annual growth recorded in more than a century. The strong

36	Budget 2024-25

population growth is mostly driven by international migration, as the province welcomed more than 25,000 new immigrants in 2023.

Saskatchewan expects to see strong population growth of 2.0 per cent in 2024, with a steady growth of 1.7 per cent per year, on average, over the medium-term from 2025 to 2028 (Chart 5).

Chart 5: Population growth rate

Source: Statistics Canada (2018-23), Average Private Sector Forecast (2024-25), Ministry of Finance Calculation based on Average Private Sector Forecast (2026-2028)

f–forecast

Labour market has been exceptionally strong

Saskatchewan’s labour market performance was very strong in 2023. Provincial employment (592,200), labour force (621,900), full-time employment (489,000), female employment (275,400), male employment (316,800), and off-reserve Indigenous full-time employment (53,400) reached all-time historical high levels in 2023 (since Statistics Canada started collecting labour data in 1976). Employment in the province grew by 1.8 per cent in 2023 compared to 2022 levels, adding 10,700 jobs to the economy, all of which were full-time. Job quality continues to improve as part-time workers continue to shift to full-time jobs.

Employment in the services-producing industries grew significantly in 2023 by 14,800 jobs (+3.3 per cent) from an already record-high level in 2022. This growth was driven by industries that included professional, scientific and technical services (+5,600 jobs); educational services (+4,000 jobs); and transportation and warehousing (+3,100 jobs).

The unprecedented tightness in the labour market across the nation in 2022, including Saskatchewan, extended into 2023. The provincial unemployment rate (the number of unemployed as a share of the labour force) was 4.8 per cent in 2023, well below the prior five-year average of 6.3 per cent. The continued strength in the labour market has enabled wage growth for workers and, as such, supported resilient consumer spending despite elevated inflation and high interest rates.

Looking ahead, the labour market is expected to loosen moderately as a result of national and global economic activity slowing down. However, in 2024, total employment is projected to grow by 1.4 per cent and reach a new provincial record of more than 600,000 (Chart 6).

Chart 6: Labour market remains strong

Source: Statistics Canada (2021-23), Average Private Sector Forecast (2024-25), Ministry of Finance Calculation based on Average Private Sector Forecast (2026-2028)

f–forecast

Budget 2024-25	37

Over the medium-term, increased immigration levels and the construction of several major investment projects in the province will help support ongoing employment growth. Total employment is forecast to grow, on average, by 1.4 per cent annually from 2025 to 2028.

Saskatchewan’s unemployment rate is expected to see an uptick in 2024 to 5.5 per cent. In the medium-term from 2025 to 2028, it is anticipated to normalize at around an average of 5.6 per cent per year.

Inflation decelerates amid high interest rates

Saskatchewan’s annual Consumer Price Index (CPI) inflation averaged 3.9 per cent in 2023, well below the average of 6.6 per cent in 2022 and at par with the national average of 3.9 per cent.

The rate of inflation decelerated significantly in 2023 in response to Bank of Canada interest rate hikes, which started in March 2022 and reached 5.0 per cent in July 2023. The Bank of Canada has held the interest rate at 5.0 per cent since July 2023, as inflation remained well above the target rate in 2023. The impacts of persistent inflation and high-interest rates continue to affect the economy, reflected in softer consumer spending and lower business confidence.

However, with interest rates at a 22-year historic high, the CPI inflation is expected to decelerate further throughout 2024, leading to a boost in consumer purchasing power and increased business activity. In Saskatchewan, CPI is projected to decelerate to an average of 2.6 per cent in 2024 and return to the target rate of 2.0 per cent in 2025 and beyond (Chart 7). With inflation moderating and the adverse effects of the high interest rates leading to weaker economic performance, the Bank of Canada is expected to gradually start interest rate cuts in 2024 and continue into 2025.

Chart 7: Consumer Price Index Inflation

Source: Statistics Canada (2021-23), Average Private Sector Forecast (2024-25), and Finance calculations based on the Average Private Sector Forecast (2026-28)

f–forecast

Consumer spending to regain momentum

Consumer spending growth, as indicated by retail sales, was modest in 2023, with spending up 0.5 per cent compared to 2022. In 2023, retail sales in Saskatchewan reached $25.2 billion, 15.6 per cent above the prior five-year average of $21.8 billion.

The growth in retail sales decelerated in the second half of 2023 and has yet to regain momentum. This is largely an indication of behavioural changes from the effect of high interest rates. Retail sales are projected to see some upticks in 2024, with household real income expected to see a boost as CPI inflation decelerates further, coupled with the anticipation of the start of interest rate cuts. As a result, retail sales are forecast to grow by 2.2 per cent in 2024.

Over the medium-term from 2025 to 2028, retail sales are projected to grow at an average rate of 3.1 per cent annually as per-capita household spending is expected to strengthen. This is in response to an improved interest rate environment and is reflected in higher economic growth forecasts for Canada and Saskatchewan.

38	Budget 2024-25

Private-Sector Forecast by Province

Based on the latest average private-sector forecast (as of January 12, 2024), Saskatchewan’s real GDP growth is expected to have increased by 1.4 per cent in 2023, ranking fourth among provinces.

Looking ahead, Saskatchewan’s economy is projected to grow by 1.0 per cent in 2024 and 1.8 per cent in 2025, based on the average of the private-sector forecasts. The province is expected to maintain its strong performance going forward, with the fourth-highest growth rate in 2024 and the fifth-highest in 2025 among Canadian provinces.

Private-Sector Real GDP Growth Forecast for Saskatchewan

As of January 12, 2024

(Per Cent)

				Release
	2023	2024	2025	Date
IHS Global Insight	2.3	0.1	1.0	Dec-23
Conference Board of Canada	0.6	1.5	2.6	Nov-23
TD Bank	1.2	1.2	1.5	Dec-23
RBC	0.8	1.6	2.4	Dec-23
BMO	1.2	0.7	1.6	Jan-24
CIBC	1.6	1.9	N/A	Oct-22
Scotiabank	1.4	0.6	2.0	Dec-23
National Bank	1.6	0.3	1.6	Dec-23
Laurentian Bank	2.2	1.3	N/A	Aug-23

Average of Private Sector Forecasts	1.4	1.0	1.8

Private-Sector Forecast of Real GDP Growth by Province

As of January 12, 2024

(Per Cent)

	2023	Rank	2024	Rank	2025	Rank
British Columbia	0.8	9	0.6	7	2.1	2
Alberta	2.1	1	1.1	1	2.1	1
Saskatchewan	1.4	4	1.0	4	1.8	5
Manitoba	1.5	2	0.7	6	1.7	7
Ontario	1.0	5	0.4	9	2.0	3
Québec	0.5	10	0.4	10	1.7	6
New Brunswick	1.0	7	0.5	8	1.5	9
Nova Scotia	1.0	6	0.7	5	1.6	8
Prince Edward Island	1.5	3	1.1	2	2.0	4
Newfoundland and Labrador	1.0	8	1.0	3	1.4	10

Canada	1.1		0.6		2.0

Budget 2024-25	39

Key Considerations for the Economic Outlook

Saskatchewan’s economy is set to grow in 2024 and sustain a strong economic outlook over the medium-term from 2025 to 2028. Some elements of uncertainty to Saskatchewan’s economic outlook include the following:

•	The current economic outlook anticipates continued provincial and national population growth at elevated levels; however, if record population growth persists at levels like 2023, it could result in upside impacts on the economic outlook.

•	High interest rates and relatively high inflation continue to hold back domestic demand in the current economic outlook. However, faster-than-expected interest rate cuts by the Bank of Canada could boost economic growth on the upside.

•	The economic outlook expects a return to normal crop production. However, if there are persistent drought conditions in some parts of the province that lead to lower crop or livestock production, this could weaken the economic outlook.

•	Structural labour shortage, especially in the trade occupations, is an ongoing risk as mass baby boomer retirements continue to negatively impact the workforce in quantitative and qualitative ways. If the labour force remains undersupplied, particularly for the construction sector, it may put downward pressure on growth.
•	The economic outlook anticipates ongoing weak global growth in the near-term due to the ongoing impacts of high inflation and interest rates; record levels of consumer, corporate and government debts; and ongoing supply chain challenges in some key sectors. There is a downside risk for Saskatchewan if any of the leading global economies experience a deep or more protracted recession.

•	Geopolitical crises worldwide, especially in the Middle East and Eastern Europe, could lead to additional supply chain disruptions and global economic uncertainty. This could dampen global economic growth prospects, but may also boost commodity prices in some circumstances, which can have a positive impact on Saskatchewan’s economy.

40	Budget 2024-25

2024-25 Fiscal Outlook

Overview

The Saskatchewan Provincial Budget includes the fiscal activity for all organizations within the control of the Government of Saskatchewan, including Government Service Organizations (GSOs), Government Business Enterprises (GBEs) and government partnerships.

The inclusion of these organizations is based on standards established by the Public Sector Accounting Board (PSAB) for senior Canadian governments, and the method of consolidating these entities in the budget is consistent with the policies described in the Saskatchewan Public Accounts.

All organizations in the budget, with the exception of GBEs, are defined as GSOs or – in situations where government has entered into a contractual relationship with one or more parties and share risks and benefits – a government partnership. GSOs typically provide public services and receive government grants to sustain their operations. Examples of GSOs include Government of Saskatchewan ministries, as well as entities such as Saskatchewan Health Authority, boards of education, Saskatchewan Polytechnic and Saskatchewan Cancer Agency.

The revenue and expense budgets of GSOs (and government’s proportionate share of partnership revenue and expense) are consolidated after adjusting for differences in accounting policies and eliminating inter-organizational transactions. Adjustments are made to account for differences in entity year-ends that do not align with the Government of Saskatchewan’s year-end of March 31.

GSO revenue is classified into four major categories (taxes, non-renewable resources, federal transfers and other own-sources), while GSO expense is classified into 11 expense themes. In some cases, particularly with Executive Government ministries, an entity’s expense can be allocated across more than one theme depending on the purpose of the activity.

GBEs are self-sufficient and have the authority to sell goods and services to external parties as their principal activity. Budgets for GBEs are incorporated as a single amount in a fifth revenue category called “Net Income from Government Business Enterprises” using the modified-equity method, which includes the Government of Saskatchewan’s proportionate share of net earnings or losses.

The 2024-25 Budget estimates a deficit of $273.2 million.

Revenue

The revenue outlook for the 2024-25 Budget includes all tax and other revenue measures presented in the budget, as well as changes to provincial fees and charges announced in advance.

Financial Overview

	2022-23	2023-24	2023-24	2024-25
(millions of dollars)	Actual	Budget	Q3 Forecast	Budget
Revenue	20,594.6	19,677.7	20,383.2	19,861.9
Expense	19,013.9	18,660.2	20,865.7	20,135.1

Surplus (Deficit)	1,580.7	1,017.5	(482.5)	(273.2)

Totals may not add due to rounding.

Budget 2024-25	41

2024-25 Revenue Reconciliation

					Change from
	2022-23	2023-24	2023-24	2024-25	Budget
(millions of dollars)	Actual	Budget	Forecast	Budget	Dollars	Per Cent
Taxation	9,811.8	9,633.8	10,270.4	9,723.3	89.5	0.9
Non-Renewable Resources	4,603.1	3,344.6	2,393.4	2,686.3	(658.3)	(19.7)
GBE Net Income	250.2	529.1	800.7	657.0	127.9	24.2
Other Own-Source Revenue	2,572.9	2,615.6	3,183.6	3,015.6	400.0	15.3
Federal Transfers	3,356.6	3,554.6	3,735.1	3,779.7	225.1	6.3

Total Revenue	20,594.6	19,677.7	20,383.2	19,861.9	184.2	0.9

Totals may not add due to rounding.

Total revenue is forecast to be $19.9 billion in 2024-25, an increase of $184.2 million (0.9 per cent) from the 2023-24 Budget. The increase reflects growth in all revenue categories, except Non-Renewable Resources – largely due to the fact that potash prices have moderated since the release of the 2023-24 Budget.

Revenue is budgeted to be down $521.3 million (2.6 per cent) from the 2023-24 third-quarter forecast. This is primarily driven by a decrease in Corporate Income Tax related to the one-time large prior-year adjustment received by the province in 2023-24 related to the nation-leading economic growth in 2022 that included high commodity prices, especially for potash.

Taxation Revenue

Taxation revenue is budgeted at $9.7 billion in 2024-25 and accounts for 49.0 per cent of total revenue. This is an increase of $89.5 million (0.9 per cent) from the 2023-24 Budget and a decrease of $547.1 million (5.3 per cent) from the 2023-24 third-quarter forecast.

Corporation Income Tax revenue is budgeted at $1.2 billion, a decrease of $615.9 million (33.7 per cent) from the 2023-24 Budget and a decrease of $949.6 million (44.0 per cent) from the 2023-24 third-quarter forecast. This reflects an expected decline in the prior-year adjustment compared to the record amount received in 2023-24 resulting from robust economic growth and elevated commodity prices, including a record high potash price in the 2022 taxation year.

2024-25 Taxation Revenue Details

					Change from
	2022-23	2023-24	2023-24	2024-25	Budget
(millions of dollars)	Actual	Budget	Forecast	Budget	Dollars	Per Cent
Corporation Income	1,988.6	1,824.9	2,158.6	1,209.0	(615.9)	(33.7)
Fuel	473.6	507.8	507.8	521.3	13.5	2.7
Individual Income	3,151.5	3,091.8	3,230.0	3,295.3	203.5	6.6
Property	775.3	805.0	800.1	805.0	—	—
Provincial Sales	2,721.9	2,720.3	2,894.2	3,196.4	476.1	17.5
Tobacco	164.3	150.0	150.0	150.0	—	—
Other	536.7	534.0	529.7	546.3	12.3	2.3

Total Taxation	9,811.8	9,633.8	10,270.4	9,723.3	89.5	0.9

Totals may not add due to rounding.

42	Budget 2024-25

Chart 1: Composition of 2024-25 Revenue

Individual Income Tax revenue is forecast to increase $203.5 million (6.6 per cent) from the 2023-24 Budget and increase $65.3 million (2.0 per cent) from the 2023-24 third-quarter forecast, primarily due to increased employment and high compensation growth, which are expected to continue in 2024-25. The forecast accounts for the inflation adjusted indexation of the tax brackets, which will save Saskatchewan residents an estimated $70.5 million in the 2024 taxation year.

Provincial Sales Tax (PST) revenue is budgeted at $3.2 billion, an increase of $476.1 million (17.5 per cent) from the 2023-24 Budget and an increase of $302.2 million (10.4 per cent) from the 2023-24 third-quarter forecast. The increase is consistent with the economic outlook that expects ongoing economic growth, including gains in population, retail sales, building construction and business investment. Additionally, higher prices also impact PST revenue. The 2024-25 Budget announces the modernization of the provincial revenue collection framework, which will address compliance gaps in current consumption tax legislation.

Revenue from all remaining taxes is budgeted to increase by a combined $25.8 million from the 2023-24 Budget, mainly due to increases in Insurance Premiums Tax, Cannabis Excise Tax and Fuel Tax.

Non-Renewable Resource Revenue

Non-renewable resource revenue is budgeted at $2.7 billion in 2024-25 and accounts for 13.5 per cent of total revenue. This is a $658.3-million (19.7 per cent) decrease from the 2023-24 Budget and an increase of $292.9 million (12.2 per cent) from the 2023-24 third-quarter forecast.

Oil and natural gas revenues are budgeted at $1.1 billion in 2024-25, an increase of $98.8 million (10.3 per cent) from the 2023-24 Budget and an increase of $116.3 million (12.3 per cent) from the 2023-24 third-quarter forecast. This is mainly due to a tighter light-heavy oil price differential, resulting in a higher realized average well-head oil price. The Trans Mountain Expansion Project is scheduled to be operational in 2024, which will improve regional pipeline export capacity, especially for heavier crude.

Potash revenue is budgeted at $796.4 million, a decrease of $580.1 million (42.1 per cent) from the 2023-24 Budget and an increase of $66.1 million (9.1 per cent) from the 2023-24 third-quarter forecast. The decrease from the 2023-24 Budget is primarily due to lower potash prices and increased operating expenses. In 2024-25, the average realized potash price is forecast at US$268 per potassium chloride

Budget 2024-25	43

2024-25 Non-Renewable Resource Revenue Details

	2022-23	2023-24	2023-24	2024-25	Change from Budget
(millions of dollars)	Actual	Budget	Forecast	Budget	Dollars	Per Cent
Mineral Disposition Public Offerings[1]	52.5	19.4	73.6	69.9	50.5	260.3
Oil and Natural Gas	1,129.4	963.1	945.6	1,061.9	98.8	10.3
Potash	2,403.9	1,376.5	730.3	796.4	(580.1)	(42.1)
Resource Surcharge	902.1	823.0	523.0	551.1	(271.9)	(33.0)
Other	115.2	162.6	120.9	207.0	44.4	27.3

Total Non-Renewable Resources	4,603.1	3,344.6	2,393.4	2,686.3	(658.3)	(19.7)

Totals may not add due to rounding.

1 Previously Crown Land Sales.

(KCl) tonne, which is down from US$369 and US$284 in the 2023-24 Budget and the 2023-24 third-quarter forecast, respectively. However, Saskatchewan set a record for total potash sales volumes in 2023 and is expected to realize total potash sales of 23.9 million KCl tonnes by the end of the 2023-24 fiscal year. Strong market fundamentals will continue in 2024-25, with the forecast for potash sales expected to reach 24.9 million KCl tonnes.

Revenue from the Resource Surcharge is budgeted to decrease $271.9 million from the 2023-24 Budget, primarily reflecting decreased potash prices in 2024-25. However, revenue from Mineral Disposition Public Offerings and all Other non-renewable resources (including uranium) are forecast to increase by a combined $94.9 million from the 2023-24 Budget, mainly due to increased mineral rights activity tied to the drilling of multi-lateral oil wells and higher uranium pricing and sales volumes.

Resource Forecast Assumptions and Sensitivities

The economic and fiscal forecasts in the 2024-25 Budget rely on a set of assumptions regarding Canadian, American and global economic growth; commodity prices; and the value of the Canadian dollar. These factors are beyond government’s control, yet they notably influence Saskatchewan’s fiscal performance, particularly non-renewable resource revenue. Geopolitical conflict, along with inflation, interest rates, supply chain issues and transportation disruptions, have the potential to materially impact resource revenue.

In an attempt to minimize risk to the fiscal plan, the assumptions used to develop the non-renewable resource forecast are prudent and incorporate a number of private-sector forecasts. Due to the volatile nature of these key external factors, the non-renewable resource revenue forecast will always be subject to risk. This risk is quantified throughout the year.

The WTI oil price is forecast to average US$77.00 per barrel in 2024-25, consistent with private-sector forecasts for the upcoming year. This is a decrease of US$2.50 per barrel from the average price forecast in the 2023-24 Budget and a decrease of US$0.33 from the 2023-24 third-quarter forecast.

WTI oil price is an important benchmark for the oil market and provincial revenue. However, the majority of oil produced in Saskatchewan is heavier and more sour than WTI oil and requires further processing to become refined products. As a result, the majority of Saskatchewan’s oil typically trades at a discount to WTI.

44	Budget 2024-25

Non-Renewable Resource Forecast Assumptions (Fiscal Year)

					2024-25
	2022-23	2023-24	2023-24	2024-25	Change from
	Actual	Budget	Forecast	Budget	Budget	Forecast
WTI Oil Price (US$/barrel)	89.59	79.50	77.33	77.00	(2.50)	(0.33)
Light-Heavy Differential (% of WTI)	18.9	23.8	16.9	14.5	(9.3)	(2.4)
Well-head Oil Price (C$/barrel)[1]	91.26	78.07	80.56	81.64	3.57	1.08
Oil Production (million barrels)	166.7	170.5	166.7	166.7	(3.8)	—

Potash Price (mine netback, US$/KCl tonne)[2]	562	369	284	268	(101)	(16)
Potash Price (mine netback, C$/K2O tonne)[2]	1,205	814	628	590	(224)	(38)
Potash Sales (million KCl tonnes)[2]	22.8	25.0	23.9	24.9	(0.1)	1.0
Potash Sales (million K2O tonnes)[2]	13.9	15.3	14.6	15.2	(0.1)	0.6

Uranium Average Price (C$ per kg)[2]	124	131	144	153	22	9
Uranium Sales (million kgs)[2]	9.5	14.2	12.9	16.3	2.2	3.5

Canadian Dollar (US cents)	75.64	74.35	74.00	74.36	0.01	0.36

[1]	The average price per barrel of Saskatchewan light, medium and heavy oil.
[2]	Ministry of Finance calculations based on calendar-year forecasts; KCl figures are estimated from K2O statistics at a 0.61 conversion rate.

The light-heavy oil price differential – a proxy for the price discount on heavier crude produced in Saskatchewan – is expected to decrease from 23.8 per cent (as a share of WTI prices) in the 2023-24 Budget to 14.5 per cent in 2024-25. This tighter differential is driven by a decrease in availability of heavy crude types from other suppliers in the North American market and improved pipeline capacity and market diversification for Western Canadian crude.

Oil production is forecast at 166.7 million barrels in 2024-25, which is flat compared to the 2023-24 third-quarter forecast and down slightly compared to the 2023-24 Budget. The 2024-25 Budget announces a new royalty program to increase the drilling of multi-lateral oil wells, which have the potential to increase oil recovery rates and enable new development opportunities.

The value of the Canadian dollar is projected to stay relatively flat, increasing from an average of 74.35 US cents in the 2023-24 Budget to an average 74.36 US cents in the 2024-25 Budget. A higher exchange rate translates to lower prices in Canadian dollars and lower resource revenues, all else being equal.

For 2024-25, the following sensitivities are estimated:

•	a US$1 per barrel change in the fiscal-year average WTI oil price results in an estimated $17.5 million change in oil revenue;

•	a US$10 per KCl tonne change in the fiscal-year average realized potash price results in an estimated $52.6 million change in potash revenue; and

•	a 1 US cent change in the fiscal-year average exchange rate results in an estimated $35.8 million change in non-renewable resource revenue (inverse relationship).

Reliance on Non-Renewable Resource Revenues

Non-renewable resource revenue accounts for 13.3 per cent of total expense in the 2024-25 Budget, which is under the targeted ceiling of 15 per cent deemed prudent and sustainable for fiscal planning purposes.

Budget 2024-25	45

Chart 2: Non-Renewable Resource Revenue, 2013-14 to 2024-25

Source: Ministry of Finance

Net Income from Government Business Enterprises

Government Business Enterprise (GBE) net income is budgeted at $657.0 million in 2024-25 and accounts for 3.3 per cent of total revenue. This is a $127.9-million (24.2 per cent) increase from the

2023-24 Budget and a decrease of $143.7 million (18.0 per cent) from the 2023-24 third-quarter forecast.

Notable increases in GBE net income relative to the 2023-24 Budget include SaskPower ($168.4 million, primarily reflecting decreases in operating expenses related to fuel costs and purchased power costs

2024-25 Net Income from Government Business Enterprises (GBEs)

					Change from
	2022-23	2023-24	2023-24	2024-25	Budget
(millions of dollars)	Actual	Budget	Forecast	Budget	Dollars	Per Cent
Municipal Financing Corporation	0.8	0.4	0.3	0.6	0.2	50.0
Saskatchewan Auto Fund	(270.8)	(109.3)	(125.5)	(207.3)	(98.0)	89.6
Lotteries and Gaming Saskatchewan[1]	21.3	186.7	163.1	177.0	(9.7)	(5.2)
Saskatchewan Government Insurance	24.4	27.4	62.7	127.4	100.0	365.1
Saskatchewan Liquor and Gaming Authority[1]	520.6	223.5	294.7	259.6	36.1	16.2
SaskPower	(172.1)	23.1	177.7	191.5	168.4	729.0
SaskTel	104.1	95.7	89.5	96.0	0.3	0.4
SaskWater	8.6	6.3	10.3	7.3	1.0	16.1
SaskEnergy Incorporated	59.4	43.0	21.5	48.4	5.4	12.6
Workers’ Compensation Board	(115.1)	1.8	57.3	(16.0)	(17.8)	(988.1)
Consolidation Adjustments	68.9	30.5	49.1	(27.7)	(58.2)	(191.0)

Total GBE Net Income	250.2	529.1	800.7	657.0	127.9	24.2

Totals may not add due to rounding.

[1]

The gaming operations of Saskatchewan Liquor and Gaming Authority have been transferred to Lotteries and Gaming Saskatchewan (LGS) effective June 2023; but the 2023-24 Budget reflected an April transfer. LGS amounts prior to 2023-24 solely represent the operations of Saskatchewan Gaming Corporation.

46	Budget 2024-25

combined with increased electricity exports), Saskatchewan Government Insurance ($100.0 million, primarily due to increased premium revenues and an expanding customer base) and Saskatchewan Liquor and Gaming Authority ($36.1 million, primarily due to increased wholesale revenues and retail permit sales).

Notable decreases in GBE net income relative to the 2023-24 Budget include the Saskatchewan Auto Fund ($98.0 million, mainly due to an increase in damage claims with newer vehicles being more expensive to repair), Workers’ Compensation Board ($17.8 million, almost entirely due to the adoption of a new accounting standard impacting expense recognition of claims liability) and Lotteries and Gaming Saskatchewan ($9.7 million to account for lower earnings in online gaming as non-regulated websites continue to have significant operations impacting Saskatchewan).

Other Own-Source Revenue

Other own-source revenue is budgeted at $3.0 billion in 2024-25 and accounts for 15.2 per cent of total revenue. This is a $400.0-million (15.3 per cent) increase from the 2023-24 Budget and a decrease of $168.0 million (5.3 per cent) from the 2023-24 third-quarter forecast.

Insurance revenue is forecast to decrease $35.4 million (6.8 per cent) from the 2023-24 Budget and $17.1 million

(3.4 per cent) from the 2023-24 third-quarter forecast, primarily driven by the adoption of a new accounting standard that changes how insurance revenue is calculated.

Investment Income is forecast to be $307.4 million, an increase of $110.5 million (56.1 per cent) from the 2023-24 Budget and $73.6 million (31.5 per cent) from the 2023-24 third-quarter forecast, mainly due to higher revenue from favourable market conditions at the Saskatchewan Student Aid Fund, Public Employees’ Benefits Plan, boards of education and the Crown Investments Corporation.

Revenue from Transfers from Other Governments is budgeted to decrease $19.7 million from the 2023-24 Budget, due to a decrease in Government of Alberta transfers as prior-year capital upgrade projects in Lloydminster schools conclude. Revenue from Miscellaneous revenues is budgeted to decrease $36.3 million from the 2023-24 Budget, primarily due to the Oil and Gas Orphan Fund being reported as Fees and the Output-Based Performance Standards (OBPS) Program now being reported separately.

The 2023-24 Budget reported OBPS revenue from the non-electricity sectors under Miscellaneous. For the first time, the 2024-25 Budget includes electricity-sector revenue under the province’s OBPS Program, as the

2024-25 Other Own-Source Revenue Details

					Change from
	2022-23	2023-24	2023-24	2024-25	Budget
(millions of dollars)	Actual	Budget	Forecast	Budget	Dollars	Per Cent
Fees	1,311.5	1,240.7	1,340.2	1,270.3	29.6	2.4
Insurance	486.8	522.6	504.3	487.2	(35.4)	(6.8)
Investment Income	164.6	196.9	233.8	307.4	110.5	56.1
Output-Based Performance Standards[1]	—	—	447.6	351.3	351.3	—
Transfers from Other Governments	80.7	90.3	81.3	70.6	(19.7)	(21.8)
Miscellaneous	529.2	565.1	576.5	528.8	(36.3)	(6.4)

Total Other Own-Source Revenue	2,572.9	2,615.6	3,183.6	3,015.6	400.0	15.3

Totals may not add due to rounding.

[1]

Output-Based Performance Standards (OBPS) electricity sector revenue is a new revenue source. OBPS non-electricity sector revenue was reported under Miscellaneous prior to the third quarter of 2023-24.

Budget 2024-25	47

electricity sector was under federal authority at the time of the 2023-24 Budget. Details on the treatment of electricity sector revenue and use of funds are included in the following section.

Treatment of Electricity Sector Revenue

In 2019, Saskatchewan’s OBPS Program was established in place of the federal carbon tax on large industrial and resource sector emitters in the province. OBPS compliance payments from non-electricity sectors are deposited in the Saskatchewan Technology Fund, which helps finance the adoption of technologies that reduce emissions at regulated facilities.

Retroactively effective to January 1, 2023, the electricity sector has recently been added to the provincial OBPS in place of the federal carbon tax. OBPS compliance payments made by the electricity sector, primarily SaskPower, are deposited in the

General Revenue Fund (GRF) and will be dedicated entirely to priorities that help manage an affordable and reliable clean electricity transition. Additionally, SaskPower’s Corporate Capital Tax and Usage-Based Payments to the GRF will also be dedicated entirely to clean electricity transition priorities.

Small Modular Reactor Investment Fund

Saskatchewan has established the Small Modular Reactor Investment Fund, a segregated fund designed to support the future development of the province’s first small modular nuclear reactor, which will provide zero emission baseload power. The Small Modular Reactor Investment Fund will receive annual allocations from the GRF tied to electricity sector revenue and all investment income earned in the Small Modular Reactor Investment Fund will be retained in the fund.

Electricity Sector Revenue and Allocations

	2023-24	2023-24	2024-25
(millions of dollars)	Budget	Forecast	Budget
Other Own-Source Revenue
Output-Based Performance Standards (OBPS) Electricity Sector	0	326.3	280.9
SaskPower Corporation Capital Tax			60.8
SaskPower Usage-Based Payments			30.4
Small Modular Reactor Investment Fund Investment Income[1,2]			10.0

Total Revenue from Electricity Sector	0	326.3	382.1

Clean Electricity Transition (EN19)
Clean Electricity Transition Grant	0	0	(140.0)

Total Expense Associated with Electricity Sector Revenue	0	0	(140.0)

Small Modular Reactor Investment Fund
Opening Balance	0	0	326.3
In-Year Contribution (Including Investment Income Earned)	0	326.3	242.1
Closing Balance	0	326.3	568.4

Total Asset: Small Modular Reactor Investment Fund	0	326.3	568.4

Totals may not add due to rounding.

[1]	The receipt of cash transfers to Small Modular Reactor Investment Fund can be delayed; therefore, creating a delay in the purchase of investment products and amount of investment income earned.
[2]	Assumes a 4.25% return on investment.

48	Budget 2024-25

The Small Modular Reactor Investment Fund was established with an initial allocation of $326.3 million in 2023-24, which represents all OBPS electricity-sector revenue from January 1, 2023, to March 31, 2024. In the 2024-25 Budget, an additional allocation to the Small Modular Reactor Investment Fund of $242.1 million will be made, which includes forecasted investment income.

By March 31, 2025, it is projected the Small Modular Reactor Investment Fund will be a $568.4-million asset for the province, with annual investment income growth accelerating in future years.

Clean Electricity Transition Grant

In the 2024-25 Budget, the Ministry of Environment will provide a $140.0 million Clean Electricity Transition Grant (CETG) to SaskPower for use towards in-year clean electricity operating costs, including power purchase agreements for renewable electricity and customer-focused clean electricity, efficiency and demand management programs.

The CETG is designed to help maintain overall power rate affordability for all customer classes, as Saskatchewan continues to increase the deployment of clean electricity power generation and distribution throughout the province.

Transfers from the Federal Government

Federal transfers are budgeted at $3.8 billion in 2024-25 and account for 19.0 per cent of total revenue. This is an increase of $225.1 million (6.3 per cent) from the 2023-24 Budget and an increase of $44.6 million (1.2 per cent) from the 2023-24 third-quarter forecast.

Revenue from the Canada Health Transfer and Canada Social Transfer are budgeted to increase by $59.8 million and $8.1 million, respectively, from the 2023-24 Budget, in accordance with the prescribed funding formulas.

Revenue from Other Federal Transfers is budgeted to increase $157.2 million compared to the 2023-24 Budget. This change is primarily driven by an expected federal transfer of $172.2 million related to the federal-provincial cost sharing agreement for the remediation of the Gunnar uranium mine site. Other increases in this category include an increase of $34.7 million related to AgriStability benefits and an increase of $15.1 million related to the Sustainable Canadian Agricultural Partnership. These increases are partially offset by a decrease of $61.0 million due to the fall-off of one-time federal health care funding.

2024-25 Transfers from the Federal Government

					Change from
	2022-23	2023-24	2023-24	2024-25	Budget
(millions of dollars)	Actual	Budget	Forecast	Budget	Dollars	Per Cent
Canada Health Transfer	1,389.1	1,504.9	1,470.7	1,564.7	59.8	4.0
Canada Social Transfer	490.0	499.9	488.1	508.0	8.1	1.6
Other	1,477.4	1,549.8	1,776.3	1,707.0	157.2	10.1

Total Federal Transfers	3,356.6	3,554.6	3,735.1	3,779.7	225.1	6.3

Totals may not add due to rounding.

Budget 2024-25	49

2024-25 Expense Reconciliation

					Change from
	2022-23	2023-24	2023-24	2024-25	Budget
(millions of dollars)	Actual	Budget	Forecast	Budget	Dollars	Per Cent
Agriculture	1,835.0	1,449.8	2,564.2	1,531.5	81.7	5.6
Community development	758.2	866.0	906.6	904.8	38.8	4.5
Economic development	733.9	367.4	372.3	329.7	(37.7)	(10.3)
Education	3,792.2	4,035.7	4,289.6	4,414.5	378.8	9.4
Environment and natural resources	353.0	254.4	331.1	373.6	119.2	46.8
Financing charges	816.3	812.2	824.4	911.5	99.3	12.2
General government	512.0	540.1	577.2	581.4	41.4	7.7
Health	7,010.1	7,056.3	7,543.8	7,639.8	583.5	8.3
Protection of persons and property	988.6	968.5	1,089.9	1,004.9	36.4	3.8
Social services and assistance	1,587.3	1,665.2	1,697.6	1,764.9	99.8	6.0
Transportation	627.3	644.6	669.0	678.3	33.7	5.2

Total Expense	19,013.9	18,660.2	20,865.7	20,135.1	1,474.8	7.9

Totals may not add due to rounding.

Expense

Expense in the 2024-25 Budget is classified into 11 themes, consistent with the presentation in the Saskatchewan Public Accounts. The expenses of all GSOs (and proportionate share of partnerships) within the control of the Government of Saskatchewan are included.

Total expense is budgeted at $20.1 billion in 2024-25, an increase of $1.5 billion (7.9 per cent) from the 2023-24 Budget.

Health, Education and Social Services and Assistance account for approximately 70 per cent of the 2024-25 Budget, in line with the historical average.

Health is budgeted at $7.6 billion, or 37.9 per cent, of total expense.

The most significant components of the health theme are the Ministry of Health, Saskatchewan Health Authority, Saskatchewan Cancer Agency, eHealth, 3sHealth, health-sector affiliates, Saskatchewan Healthcare Recruitment Agency and Health Quality Council.

Health theme expense increases $583.5 million (8.3 per cent) from the 2023-24 Budget, mostly reflecting:

•	$225.7-million increase for physician services and programs, including the Saskatchewan Medical Association agreement, fee-for-service and contract physician services, physician recruitment and retention initiatives and the College of Medicine;

•	$193.1-million increase for operating costs across the health system, including recruitment, retention and training of health care workers; investments in drugs and benefits; cancer treatment; information technology; and other priority areas;

•	$71.4-million increase to support hospital and acute care capacity, including the Saskatoon and Regina Capacity Pressures Action Plans; Urgent Care Centre in Regina; investments in emergency medical services, surgeries and medical imaging; and the establishment of a Breast Health Centre of Excellence in Regina;

50	Budget 2024-25

Chart 3: Composition of 2024-25 Expense

•	$59.4-million increase for primary and community care initiatives, including additional long-term care capacity, expanded access to primary and community care and a new funding model for third-party affiliate long-term care homes; and

•	$33.9-million increase for targeted mental health and addictions initiatives, including additional treatment spaces.

Education is budgeted at $4.4 billion, or 21.9 per cent, of total expense.

The most significant components of the education theme are the Ministry of Education, Ministry of Advanced Education, Ministry of Immigration and Career Training, boards of education, Saskatchewan Polytechnic, regional colleges, Saskatchewan Student Aid Fund, Saskatchewan Apprenticeship and Trade Certification Commission and the Saskatchewan Distance Learning Corporation.

Education theme expense increases $378.8 million (9.4 per cent) from the 2023-24 Budget.

The majority of this increase is due to a government fiscal year increase of $140.8 million for boards of education, including school operating expense grant increases. There is also a $128.6-million increase to the

Saskatchewan Teachers’ Superannuation Plan accrual expense due to prior-year actuarial gains arising from indexation and higher than estimated inflation rates.

The 2024-25 Budget also includes:

•	$28.2-million increase for university grants and additional health-sector training seats;

•	$25.1-million increase for Saskatchewan Polytechnic, primarily for additional instructional and support positions related to increases in international students, enrolment expansion and Health Human Resources Action Plan programming;

•	$21.1-million increase from federal-provincial child care agreements;

•	$12.2-million increase to address increased demand in regional colleges;

•	$10.0-million increase for the first full year of operations for the Saskatchewan Distance Learning Corporation; and

•	$8.7-million increase for the Saskatchewan Student Aid Fund for improved assistance for students and higher student debt management supports.

Budget 2024-25	51

Social Services and Assistance is budgeted at $1.8 billion, or 8.8 per cent, of total expense.

The most significant components of the social services theme are the Ministry of Social Services, Ministry of Government Relations, Saskatchewan Housing Corporation and the Saskatchewan Legal Aid Commission.

Social Services and Assistance theme expense increases $99.8 million (6.0 per cent) from the 2023-24 Budget, mostly reflecting:

•	$23.1-million increase to expand homelessness and supportive housing services as part of the Provincial Approach to Homelessness;

•	$20.2-million increase for the maintenance and repair of provincially owned housing units to ensure continued access to affordable housing;

•	$19.6-million increase to deliver the first full year of the new Saskatchewan Employment Incentive, increase income assistance benefits and provide additional outreach services;

•	$14.4-million increase to support the service needs of current clients with intellectual disabilities, delivery of residential services and day programs to new clients and continued funding for more families accessing the Autism Spectrum Disorder Individualized Funding Program;

•	$13.7-million increase for community-based service providers, including those that support people with intellectual disabilities and at-risk children, youth and families; and

•	$5.3 million to provide additional residential care spaces, increased support for foster and extended family caregivers and expansion of prevention programming and services for at-risk families, children and youth.

Agriculture is budgeted at $1.5 billion, or 7.6 per cent, of total expense.

The most significant components of the agriculture theme are the Saskatchewan Crop Insurance Corporation, Ministry of Agriculture, Saskatchewan Agricultural Stabilization Fund, Prairie Agricultural Machinery Institute and Prairie Diagnostic Services Inc.

Agriculture theme expense increases $81.7 million (5.6 per cent) from the 2023-24 Budget.

The majority of the increase, $76.7 million, is in the Saskatchewan Crop Insurance Corporation and recognizes an expected increase in AgriStability payments based on federal forecasts for the next crop year. There is also an increase of $7.1 million for expected Wildlife Damage Compensation Program payments.

Protection of Persons and Property is budgeted at $1.0 billion, or 5.0 per cent, of total expense.

The most significant components of the protection of persons and property theme are the Ministry of Corrections, Policing and Public Safety; Ministry of Justice and Attorney General; Ministry of Labour Relations and Workplace Safety; Saskatchewan Public Safety Agency; Firearms Secretariat; Victim’s Fund; and the Financial and Consumer Affairs Authority of Saskatchewan, as well as three independent officers of the Legislative Assembly: the Advocate for Children and Youth, Information and Privacy Commissioner and Ombudsman and Public Interest Disclosure Commissioner.

Protection of Persons and Property expense theme increases by $36.4 million (3.8 per cent) from the previous year, mostly reflecting:

•	$11.8-million increase for the Saskatchewan Public Safety Agency, primarily due to additional operational costs for Sask911;

52	Budget 2024-25

•	$5.9-million increase for policing costs for the Royal Canadian Mounted Police, including the extension of the First Nations Community Safety Officer Pilot program;

•	$4.7-million increase for initiatives targeted at reducing gender-based violence; and

•	$3.7 million in new funding for security costs at shelters in Regina and Saskatoon and the establishment of the Saskatchewan Highway Patrol K9 Unit.

Financing Charges are budgeted at $911.5 million, or 4.5 per cent, of total expense.

This represents an increase of $99.3 million (12.2 per cent) from the 2023-24 Budget, driven largely by the impact of higher interest rates on government’s new debt issuances, which are required to finance capital projects and rollover maturing debt.

Community Development is budgeted at $904.8 million, or 4.5 per cent, of total expense.

The main components of the community development theme are the Ministry of Government Relations; Ministry of Parks, Culture and Sport; Ministry of Education; Saskatchewan Lotteries Trust Fund for Sport, Culture and Recreation; Northern Municipal Trust Account; Provincial Capital Commission Authority; Saskatchewan Arts Board; Saskatchewan Western Development Museum; Community Initiatives Fund; Saskatchewan Centre of the Arts; and the Provincial Archives of Saskatchewan.

Community Development theme expense increases $38.8 million (4.5 per cent) from the 2023-24 Budget.

The majority of the increase, $30.3 million, is for municipal revenue sharing agreements, while $11.4 million is for Saskatchewan Lotteries Trust Fund transfers to align with increased sales.

Transportation is budgeted at $678.3 million, or 3.4 per cent, of total expense.

The most significant components of this theme are the Ministry of Highways and portions of the Ministry of Government Relations, as well as the Transportation Partnerships Fund.

Transportation theme expense increases $33.7 million (5.2 per cent) from the 2023-24 Budget, largely due to winter maintenance work, municipal revenue sharing agreements and amortization expense for completed highways projects.

General Government is budgeted at $581.4 million, or 2.9 per cent, of total expense.

This theme is primarily comprised of portions of the Ministry of Finance; Ministry of Government Relations; Ministry of Highways; Ministry of Justice and Attorney General; and Ministry of SaskBuilds and Procurement, as well as the Office of Executive Council and the Public Service Commission.

General Government theme expense increases by $41.4 million (7.7 per cent) from the 2023-24 Budget, mostly reflecting:

•	$29.6-million increase for public pensions and benefits mainly from indexation and higher than estimated inflation rates;

•	$20.4-million increase for costs associated with the Chief Electoral Officer and the 2024 provincial election;

•	$13.6-million increase for the Crown Career Pathways Program, Crown Investment Corporation Investment Attraction Infrastructure Program and government-wide information technology modernization initiatives;

Budget 2024-25	53

•	$4.9-million increase in Public Employees’ Benefit Plans, primarily due to an increase in premium rates and cost of living allowance;

•	$2.9-million increase for the Legislative Assembly, primarily due to administration costs related to the 2024 provincial election and statutory expenses for members; and

•	$0.9 million increase to support the First Nations and Métis Consultation Participation Fund and Framework.

These increases are partially offset by a $31.5-million decrease in the Public Employees Benefits Agency Revolving Fund due to all pension and benefit administration activities being transferred to Plannera Pension and Benefits effective January 1, 2024, which is offset by reduced revenues.

Environment and Natural Resources is budgeted at $373.6 million, or 1.9 per cent, of total expense.

The theme is comprised of portions of the Ministry of Environment and Ministry of Parks, Culture and Sport, as well as the Water Security Agency, Commercial Revolving Fund, Saskatchewan Technology Fund and portions of the Saskatchewan Research Council.

Environment and Natural Resources theme expense increases $119.2 million (46.8 per cent) from the 2023-24 Budget.

The majority of the increase, $140.0 million, is for the Clean Electricity Transition Grant (CETG). Details on the treatment of electricity-sector revenue and associated allocations, including the CETG, are included in the Revenue section. This is partially offset by a decrease in the amount forecasted for grants awarded to industry for emission reduction projects from the Saskatchewan Technology Fund.

Economic Development is budgeted at $329.7 million, or 1.6 per cent, of total expense.

The most significant components of the economic development theme are the Ministry of Energy and Resources, Ministry of Trade and Export Development, Ministry of SaskBuilds and Procurement, Ministry of Immigration and Career Training, Ministry of Environment and Ministry of Finance, as well as portions of the Saskatchewan Research Council, SaskBuilds Corporation, Innovation Saskatchewan, Tourism Saskatchewan, Creative Saskatchewan, Global Transportation Hub Authority, Saskatchewan Health Research Foundation and the Saskatchewan Indigenous Investment Finance Corporation.

Economic Development theme expense decreases $37.7 million (10.3 per cent) from the 2023-24 Budget, mostly reflecting:

•	$34.2-million decrease in funding from SaskBuilds Corporation for SaskWater’s Regina regional non-potable pipeline project, which was accelerated in 2023-24; and

•	$7.0-million decrease for the one-time Saskatchewan Affordability Tax Credit.

These expense decreases are partially offset by a $2.7-million increase for the Saskatchewan Secondary Suite Incentive grant program.

Net Debt

Net debt is another measure of a province’s fiscal position. Net debt aggregates the province’s liabilities and subtracts the financial assets that it has at its disposal to repay these obligations. It measures the province’s future requirement to generate revenue to fund past services and transactions.

Net debt-to-Gross Domestic Product (GDP) compares the province’s net debt to its economic output as an indicator of the province’s ability to generate future revenues to pay for past services and transactions.

54	Budget 2024-25

Chart 4: Net Debt as a Percentage of GDP1 (As at March 31, 2025)

Source: Net Debt-Jurisdictions most recent data (as of March 4, 2024)

GDP: SK-Average Private Sector Forecast; All others-Conference Board of Canada (Data released in November 2023)

[1]	NB, MB, ON, NL and CA all reporting net debt as at March 31, 2024 (latest available data)

Saskatchewan’s net debt position is sustainable, ensuring the province’s fiscal position and economic prosperity is protected for future generations. The Province of Saskatchewan’s net debt, as at March 31, 2025, is forecasted to be 14.0 per cent of GDP. This continues to be among the lowest ratios for all Canadian provinces, keeping Saskatchewan on track to maintain its fiscal target of remaining a top-three performing net debt-to-GDP jurisdiction in Canada.

Medium-Term Fiscal Outlook

Saskatchewan’s fiscal planning continues to be guided by commitments to deliver on the ambitious targets set out in Saskatchewan’s Growth Plan, while also maintaining fiscal responsibility as measured by a low net debt-to-GDP ratio.

This forward-looking approach to planning ensures the province is able to maintain the fiscal capacity necessary to provide sustainable, high-quality services to citizens, while continuing to make investments in the infrastructure and services needed to support a growing population and economy.

Over the medium-term, Saskatchewan’s fiscal position remains strong, with increasing economic growth and diversification, a growing population and robust labour market, and continued investment in major industrial and resource projects all supporting growth in provincial revenues. A strong and growing economy provides the government with the flexibility to address priority areas with new investments in classrooms, care and communities.

Despite a modest deficit being forecast for 2024-25, the province expects to return to a surplus position in 2025-26.

Between 2024-25 and 2027-28, revenues increase by an average of 3.8 per cent annually. This is in line with the 10-year average rate of growth for revenues.

Expense is targeted to grow at an average of 2.8 per cent annually between 2024-25 and 2027-28.

Budget 2024-25	55

Medium-Term Financial Outlook

	2022-23	2023-24	2024-25	2025-26	2026-27	2027-28
(millions of dollars)	Actual	Forecast	Budget	Target	Target	Target
Revenue	20,594.6	20,383.2	19,861.9	20,616.6	21,400.1	22,213.3
Expense	19,013.9	20,865.7	20,135.1	20,598.2	21,174.9	21,873.7

Surplus (Deficit)	1,580.6	(482.5)	(273.2)	18.5	225.1	339.6

Totals may not add due to rounding.

Medium-Term Revenue

The decline in revenues in 2023-24 and 2024-25 is primarily due to an adjustment in global commodity prices, especially pricing in the potash sector being down from an all-time record high in 2022. Nearly all other revenue categories have been steadily increasing and will continue to grow across the medium-term as the province’s population, labour force and economy all continue to expand. Revenue as a per cent of GDP remains stable, around 17 per cent, throughout the medium-term.

Growth in Individual Income Tax, Provincial Sales Tax and other consumption tax revenues will be supported by strong compensation growth and a larger population over the outlook period.

Corporate Income Tax revenues will normalize over the medium-term, as commodity prices return to a range closer to long-term averages.

Non-renewable resource revenue begins to grow again over the medium-term, as global commodity prices normalize from recent highs but production volumes in Saskatchewan grow. Global demand for oil reached record levels in 2023 and is expected to continue to grow in the outlook years. Lower potash prices and strong underlying global agricultural fundamentals will support growth in potash demand. Growth in other non-renewable resources, including uranium and a wide range of critical minerals, will be supported by demand stemming from the advanced technology sectors and the global clean energy transition.

Key Medium-Term Non-Renewable Resource Forecast Assumptions

	2022-23	2022-23	2023-24	2024-25	2025-26	2026-27	2027-28
	Actual	Budget	Forecast	Budget	Outlook	Outlook	Outlook
WTI Oil Price (US$/barrel)	89.59	79.50	77.33	77.00	75.00	75.75	78.25
Light-Heavy Differential (% of WTI)	18.9	23.8	16.9	14.5	14.0	14.0	14.0
Well-head Oil Price (C$/barrel)[1]	91.26	78.07	80.56	81.64	77.40	78.08	80.81
Oil Production (million barrels)	166.7	170.5	166.7	166.7	168.2	171.8	177.1

Potash Price (mine netback, US$/KCl tonne)[2]	562	369	284	268	283	298	312
Potash Price (mine netback, C$/K2O tonne)[2]	1,205	814	628	590	619	641	671
Potash Sales (million KCl tonnes)[2]	22.8	25.0	23.9	24.9	25.1	25.6	26.1
Potash Sales (million K2O tonnes)[2]	13.9	15.3	14.6	15.2	15.3	15.6	15.9

Canadian Dollar (US cents)	75.64	74.35	74.00	74.36	74.90	76.14	76.32

Totals may not add due to rounding.

[1]	The average price per barrel of Saskatchewan light, medium and heavy oil.
[2]	Ministry of Finance calculations based on calendar-year forecasts; KCl figures are estimated from K2O statistics at a 0.61 conversion rate.

56	Budget 2024-25

WTI oil prices are forecast to be relatively flat over the outlook, staying within a range of US$75.00 and US$78.25 per barrel. Oil production in 2027-28 is forecast at 177.1 million barrels, representing an average increase of 2.0 per cent annually over the outlook period.

Potash prices are forecast to increase modestly over the outlook period, while annual sales are expected to grow from 24.9 million KCl tonnes in 2024-25 to 26.1 million KCl tonnes by 2027-28.

GBE Net Income is expected to normalize over the medium-term, as the more recent effects of elevated inflation and interest rates, the natural gas price spike and investment market volatility are largely expected to subside.

Medium-term revenue growth in the Other Own-Source and Federal Transfers categories will be tied mainly to a larger population and expanding economy.

Medium-Term Net Debt

Saskatchewan’s net debt-to-GDP ratio is projected to remain among the lowest in Canada throughout the medium-term outlook. The province’s net debt-to-GDP ratio rose to 17.5 per cent during the pandemic years, but was subsequently brought back down through the retirement of $1.5 billion in gross operating debt in 2022-23 and the retirement of $1 billion in gross operating debt in 2023-24.

Saskatchewan’s net debt-to-GDP ratio is forecast to be 14.0 per cent, as at March 31, 2025, which is the second lowest, or second best, in Canada. Under the current set of assumptions, Saskatchewan’s net debt-to-GDP ratio is forecast to remain relatively stable in the medium term, ranging from 14.3 per cent to a maximum of 14.6 per cent.

Chart 5: Outlook for Net Debt as a Percentage of GDP

(As at March 31)

Source: Net Debt-Ministry of Finance (FI); GDP-Statistics Canada (Actuals) or Average of Private Sector Forecasts extended with FI calculations

f–forecast

Budget 2024-25	57

2024-25 Borrowing and Debt

The Province of Saskatchewan’s debt consists of:

•	Government Service Organization (GSO) Debt or Taxpayer-Supported Debt – all debt of government entities other than Government Business Enterprise Debt; and

•	Government Business Enterprise (GBE) Debt or Self-Supported Debt – amounts borrowed by self-sufficient government-controlled entities.

GSOs are entities that are controlled by the government other than those designated as GBEs or partnerships. GSO debt includes operating debt of the General Revenue Fund (GRF), debt to fund the Saskatchewan Capital Plan and debt of other smaller GSOs.

GBEs are entities that have the financial and operating authority to sell goods and services to individuals and organizations outside government as their principal activity. Amounts borrowed by, or specifically for, these entities are classified separately because they are expected to be repaid from revenues generated by these business enterprises.

Debt is presented in this budget paper on a gross basis, being the amount of money owed to lenders.

Gross debt at March 31, 2024, is forecast to be $0.9 billion higher than budgeted, primarily due to increased borrowing for the Saskatchewan Capital Plan. The rise in borrowing is a result of the deterioration in the 2023-24 fiscal outlook, leading to a reduction in cash available from operations initially budgeted to fund a portion of planned capital spending.

For 2024-25, gross debt is expected to increase by $3.0 billion from the March 31, 2024, forecast. This is due to borrowing for the Saskatchewan Capital Plan, as well as capital spending by GBEs.

Gross Debt

For the Year Ending March 31

(millions of dollars)	Budget 2024	Forecast 2024	New Borrowing	Debt Repayments	Budget 2025
General Revenue Fund – Operating	7,463.9	7,463.9	927.4	(927.4)	7,463.9
Saskatchewan Capital Plan	10,371.1	11,471.1	1,900.0	—	13,371.1
Other Government Service Organizations	248.8	249.5	—	(21.4)	228.1

Taxpayer-Supported Debt	18,083.8	19,184.5	2,827.4	(948.8)	21,063.1

Government Business Enterprises	12,771.5	12,613.8	1,536.6	(401.0)	13,749.4

Self-Supported Debt	12,771.5	12,613.8	1,536.6	(401.0)	13,749.4

Total	30,855.3	31,798.3	4,364.0	(1,349.8)	34,812.5

Guaranteed Debt	75.1	75.2	—	—	75.2

58	Budget 2024-25

Borrowing

Virtually all borrowing is done by the GRF. Where the GRF borrows on behalf of a government entity, the entity is responsible for the principal and interest payments on this debt.

The GRF’s 2024-25 borrowing requirements are estimated to be $4.4 billion.

Borrowing Requirements by Entity
	Budget	Forecast	Budget
(millions of dollars)	2023-24	2023-24	2024-25
General Revenue Fund – Operating	—	—	927.4
Saskatchewan Capital Plan	600.0	1,700.0	1,900.0
Government Business Enterprises	1,075.6	977.9	1,536.6

Total	1,675.6	2,677.9	4,364.0

Sources of Borrowing
	Budget	Forecast	Budget
(millions of dollars)	2023-24	2023-24	2024-25
Short-term Borrowing	202.6	114.9	384.0
Long-term Borrowing	1,173.0	2,263.0	3,980.0
Internal Financing	300.0	300.0	—

Total	1,675.6	2,677.9	4,364.0

Sinking Funds

Sinking funds are monies set aside for the orderly retirement of a portion of the government’s debt. Funds are invested in high-quality government and corporate bonds. Sinking funds are reported as an asset on the Statement of Financial Position.

Sinking funds at March 31, 2024, are forecast to be $2,922.0 million, which is $26.2 million lower than budgeted. The variance is primarily due to lower than expected investment earnings during 2023-24.

For 2024-25, sinking funds are expected to increase by $379.8 million to $3,301.8 million, continuing to increase over the medium term.

Chart 1: Combined Sinking Funds

As at March 31

b–budget, f–forecast

Budget 2024-25	59

Sinking Funds

For the Year Ending March 31

(millions of dollars)	Budget 2024	Forecast 2024	Contributions	Earnings	Redemptions	Budget 2025
Government Service Organizations	1,714.7	1,696.8	250.8	59.7	(74.1)	1,933.2
Government Business Enterprises	1,233.5	1,225.2	116.9	43.9	(17.4)	1,368.6

Total	2,948.2	2,922.0	367.7	103.6	(91.5)	3,301.8

Chart 2: Gross Taxpayer-Supported Debt

As at March 31

b–budget, f–forecast

Taxpayer-supported debt is expected to increase over the medium term due to borrowing for the Saskatchewan Capital Plan. Sinking funds designated for the repayment of taxpayer-supported debt are estimated to reach $3.0 billion over the medium term.

Self-supported debt is expected to increase over the medium term due to planned capital spending by GBEs. Sinking funds designated for the repayment of self-supported debt are estimated to reach $1.8 billion over the medium term.

60	Budget 2024-25

Chart 3: Gross Self-Supported Debt

As at March 31

b–budget, f–forecast

Financing Charges

Financing charges include costs related primarily to taxpayer-supported debt, including interest as well as amortization of premiums, discounts and commissions. Financing charges also include interest associated with pension liabilities.

The 2024-25 financing charges assume interest rates of 4.5 per cent for short-term borrowing and 4.25 per cent for new long-term borrowing. A pension valuation rate of 3.1 per cent has been assumed for pension liabilities.

A one percentage point increase in interest rates from levels assumed in the budget would increase financing charges in 2024-25 by approximately $20.8 million.

Financing charges in 2023-24 are forecast to be slightly higher than budgeted due to the increase in required borrowing. Financing charges in 2024-25 are expected to increase from 2023-24 due to interest on new Saskatchewan Capital Plan debt, as well as higher interest rates on refinanced debt.

Financing Charges

	Budget	Forecast	Budget
(millions of dollars)	2023-24	2023-24	2024-25
General Revenue Fund	664.5	674.0	720.5
Less: GRF Interest Paid to Other Government Entities	(71.0)	(72.5)	(35.0)

	593.5	601.6	685.5
Pension Liabilities	175.5	179.6	183.3
Other GSO Debt	43.2	43.2	42.7

Total[1]	812.2	824.4	911.5

[1]	Financing charges do not include amounts pertaining to GBE-Specific Debt. These amounts are reflected in Net Income From GBEs.

Budget 2024-25	61

Credit Ratings

Saskatchewan receives credit ratings from three major credit rating agencies: Moody’s Investors Service (Moody’s), S&P Global (S&P) and Morningstar DBRS (Morningstar).

A credit rating is an important indication of a government’s fiscal health, as it represents an assessment of its ability to repay its debt. Overall, Saskatchewan’s credit rating ranks second strongest among Canadian provinces.

Credit Ratings of Canadian Provinces

February 2024

JURISDICTION	MOODY’S	S&P	MORNINGSTAR
British Columbia	Aaa	AA+**	AA(high)
Saskatchewan	Aa1[1]	AA2	AA(low)[3]
Québec	Aa2	AA-	AA(low)
Nova Scotia	Aa2	AA-	A(high)
Manitoba	Aa2	A+	A(high)
Alberta	Aa2	AA-	AA
New Brunswick	Aa2*	A+*	A(high)
Prince Edward Island	Aa2	A*	A
Ontario	Aa3*	A+*	AA(low)*
Newfoundland & Labrador	A1	A	A

[1]	Last rating change on May 21, 2021
[2]	Last rating change on June 21, 2017
[3]	Last rating change on June 18, 2020
*	positive outlook
**	negative outlook

62	Budget 2024-25

2024-25 Revenue Initiatives

Introduction

Several measures have been announced recently to protect the economic interests of Saskatchewan families and address concerns over affordability. These include:

•	Keeping personal taxes low, which means that for a family of four, when taxes, utilities and housing costs are considered, Saskatchewan is the most affordable province in which to live in Canada;

•	Indexing the Personal Income Tax system, which protects taxpayers from the automatic tax increases that would have resulted from inflation, saving Saskatchewan taxpayers $70 million on their 2024 income taxes;

•	Protecting families from the harmful impacts of the carbon tax as a result of SaskEnergy and SaskPower removing the federal carbon tax from home heating starting January 1, 2024; and

•	Assisting Saskatchewan families with the affordability and availability of housing through two programs announced in November 2023 and retroactive to April 1, 2023 – the Provincial Sales Tax Rebate for New Home Construction and the Secondary Suite Incentive.

Recognizing that one of the benefits of a strong and growing economy is its ability to help support a better quality of life, the 2024-25 Budget introduces revenue initiatives that promote continued investment in the province’s economy. Business investment contributes to long-term economic growth by driving technological advancements, enhancing productivity and efficiency, creating opportunities to reach new markets and stimulating growth in employment. Simply stated, increased investment is key to achieving higher economic growth and creating more job opportunities in Saskatchewan.

This paper provides an overview of the tax and royalty measures announced in the 2024-25 Budget. It is strictly a summary, and for further details readers are encouraged to contact the responsible ministry/authority and consult the enacting legislation or regulation.

Investment Incentives

Saskatchewan’s tax system offers investment incentives that cover a broad range of economic sectors, including manufacturing and processing, innovation and technology, agriculture and natural resources. Information on Saskatchewan’s business programs and investment incentives can be found at:

www.saskatchewan.ca/business/investment-and-economic-development/business-incentives-and-tax-credits

As part of the commitment to build, protect and grow Saskatchewan’s economy, the following initiatives announced as part of the 2024-25 Budget focus on building new opportunities that will diversify Saskatchewan’s economy, increase output and exports, and attract investment from around the world.

Small Business Tax Rate

Small businesses contribute to a strong and growing economy that benefit all Saskatchewan residents. The 2024-25 Budget confirms that the Small Business Tax Rate is being maintained at the current rate of one per cent until June 30, 2025. The amount of eligible business income on which the Small Business Tax Rate applies will remain at $600,000 – the highest threshold in Canada.

In 2020, the small business Corporate Income Tax (CIT) rate – two per cent at the time – was temporarily eliminated to support Saskatchewan small businesses through the pandemic and to help them recover.

Budget 2024-25	63

Following an extension of this initiative in the summer of 2022, the rate was scheduled to gradually return to two per cent, beginning with a one per cent rate that came into effect July 1, 2023, and a two per cent rate that would have been effective July 1, 2024.

The extension of the one per cent small business rate to June 30, 2025, will assist businesses in addressing challenges such as elevated interest rates, inflation and supply chain disruptions.

In total, the reductions to the Small Business Tax Rate will save corporate taxpayers an estimated $416 million in CIT from 2020-21 to 2025-26.

Saskatchewan Technology Start-up Incentive

The Saskatchewan Technology Start-up Incentive (STSI), originally introduced in the 2018-19 Budget, encourages investment in early-stage technology businesses that have a head office in Saskatchewan. The program offers a non-refundable 45 per cent tax credit to accredited individual or corporate investors that have taxes owing in Saskatchewan, which helps start-ups raise the capital they need to grow their company in Saskatchewan.

The 2024-25 Budget announces that the program will be enhanced by:

•	Doubling the annual program cap on the amount of non-refundable tax credits that may be issued to $7.0 million annually (previously capped at $3.5 million annually);

•	Expanding eligibility to start-ups developing novel technologies in the cleantech sector (in addition to the currently eligible agtech and digital sectors); and

•	Extending the program’s sunset date to March 31, 2027 (previously March 31, 2026).

An Eligible Technology Start-up Business (ESB) can raise a maximum of $2 million under the program. An investor can earn up to $225,000 in tax credits per annual investment in an ESB and claim a maximum of $140,000 per tax year. The credits for investments made after January 1, 2021, can be claimed over a seven-year period.

Start-ups and investors interested in applying to the program are required to do so through the Online Application Portal.

Further information on this program and eligibility criteria can be obtained by contacting Innovation Saskatchewan at: stsi@innovationsask.ca or by visiting: innovationsask.ca/technology/stsi

Saskatchewan Petroleum Innovation Incentive

The Saskatchewan Petroleum Innovation Incentive (SPII) offers transferable Crown royalty and freehold production tax credits for qualified innovation commercialization projects at a rate of 25 per cent of eligible project costs.

The 2024-25 Budget extends the SPII new application intake period for an additional five years – to March 31, 2029. It also increases the program’s total funding cap by $70 million, resulting in an overall increase from a $30-million cap up to a maximum of $100 million in royalty credits awarded.

The program targets a broad range of innovations deployed across all segments of Saskatchewan’s oil and gas industry. Helium and lithium will be removed from SPII as eligible commodities, as innovation projects related to these sectors will be eligible under the new Saskatchewan Critical Minerals Innovation Incentive (see next page).

64	Budget 2024-25

The program is open to both pilot projects and commercial scaling projects, giving applicants the ability to test their innovations in a pilot setting then deploy them at larger commercial scales. In addition, projects executed on multiple sites, and projects that include multiple phases, may be considered eligible for the program under a single project application.

Further information on this program and eligibility criteria can be obtained by contacting: spii@gov.sk.ca or by visiting:

www.saskatchewan.ca/business/agriculture-natural-resources-and-industry/oil-and-gas/oil-and-gas-incentives-crown-royalties-and-taxes/saskatchewan-petroleum-innovation-incentive

Saskatchewan Critical Minerals Innovation Incentive

Saskatchewan recognizes the importance of providing the global economy with a secure and reliable supply of critical minerals, which are essential inputs for a wide range of key economic sectors.

The 2024-25 Budget introduces the Saskatchewan Critical Mineral Innovation Incentive (SCMII), which is designed similar to the highly successful existing SPII program. This program provides transferable Crown royalty and freehold production tax credits at a rate of 25 per cent of eligible program costs. The SCMII applies to both pilot and commercial scaling projects that feature the deployment of novel technologies that can improve resource recovery rates, manage environmental impacts, increase value-added processing or commercialize a byproduct or waste product. The SCMII will share the $100-million SPII program funding cap.

High-potential and emerging critical minerals that are eligible under the SCMII include: aluminum, cobalt, copper, gallium, helium, lithium, magnesium, nickel, all rare earth elements and zinc.

The program will assist in attracting the innovation projects needed to commercialize Saskatchewan’s vast critical minerals resources and will help position the province to achieve the growth targets established in Saskatchewan’s Critical Minerals Strategy.

Further information on this program and eligibility criteria can be obtained by contacting: scmii@gov.sk.ca or by visiting:

www.saskatchewan.ca/business/agriculture-natural-resources-and-industry/mineral-exploration-and-mining/critical-minerals/saskatchewan-critical-minerals-innovation-incentive

Saskatchewan Commercial Innovation Incentive

The 2017-18 Budget introduced the Saskatchewan Commercial Innovation Incentive (SCII or ‘Patent Box’), recognizing that technology, innovation and commercialization are drivers of increased productivity and economic growth. The 2024-25 Budget announces a one-year extension of the new application acceptance period to June 30, 2025. Along with this extension, the province will review the program in 2024 – including engaging with industry to identify opportunities to enhance the commercialization of intellectual property in Saskatchewan.

The SCII offers eligible corporations a reduction of the provincial CIT rate to six per cent for 10 consecutive years for eligible corporations that commercialize their qualifying intellectual property in Saskatchewan. Companies can extend the benefit period to 15 years if at least 50 per cent of the related research and development was conducted in Saskatchewan.

This Patent Box style incentive applies to a wide variety of intellectual property types, including patents, plant breeders’ rights, trade secrets and copyrights (for computer programs and algorithms).

Budget 2024-25	65

Further information on this program and eligibility criteria can be obtained by contacting the Ministry of Trade and Export Development at: scii@gov.sk.ca or by visiting:

www.saskatchewan.ca/business/investment-and-economic-development/business-incentives-and-tax-credits/saskatchewan-commercial-innovation-incentive

Oil and Gas Processing Investment Incentive

The Oil and Gas Processing Investment Incentive (OGPII) offers transferable Crown royalty and freehold production tax credits for qualified greenfield or brownfield value-added projects across all segments of Saskatchewan’s oil and gas sectors at a rate of 15 per cent of eligible program costs.

The 2024-25 Budget extends the program an additional five years – to March 31, 2029. It also increases the program’s total funding cap by $130 million, resulting in an overall increase from a $370-million cap up to a maximum of $500 million in Crown royalty and freehold tax credits awarded.

Helium and lithium will be removed from OGPII as eligible commodities, as value-added projects related to these sectors will be eligible under the new Critical Minerals Processing Investment Incentive.

Further information on this program and eligibility criteria can be obtained by contacting: ogpii@gov.sk.ca or by visiting:

www.saskatchewan.ca/business/agriculture-natural-resources-and-industry/oil-and-gas/oil-and-gas-incentives-crown-royalties-and-taxes/oil-and-gas-processing-investment-incentive

Critical Minerals Processing Investment Incentive

Complementing the new SCMII program, the 2024-25 Budget introduces the Critical Mineral Processing Investment Incentive (CMPII) to help advance the province’s Critical Minerals Strategy by promoting Saskatchewan as a highly competitive jurisdiction across the entire value chain.

Designed in a similar manner to the existing highly successful OGPII program, CMPII provides transferable Crown royalty and freehold production tax credits at a rate of 15 per cent of eligible program costs. The CMPII is available to all types of new or expanded value-added processing projects across Saskatchewan’s critical minerals sector, including byproduct commercialization opportunities at existing mine sites and processing facilities. The CMPII will share the $500-million OGPII program funding cap.

High-potential and emerging critical minerals that are eligible under the CMPII include: aluminum, cobalt, copper, gallium, helium, lithium, magnesium, nickel, all rare earth elements and zinc.

Further information on this program and eligibility criteria can be obtained by contacting: cmpii@gov.sk.ca or by visiting:

www.saskatchewan.ca/business/agriculture-natural-resources-and-industry/mineral-exploration-and-mining/critical-minerals/critical-minerals-processing-investment-incentive

66	Budget 2024-25

Multi-lateral Well Program

The 2024-25 Budget introduces the Multi-lateral Well Program, a Crown royalty and freehold production tax volumetric drilling incentive for new oil wells based on the following definitions:

•	An eligible non-deep well can receive a volumetric incentive to a maximum of 16,000 cubic metres (m3) produced;

•	An eligible deep well can receive a volumetric incentive to a maximum of 21,000 m3 produced; and

•	An eligible appraisal/exploratory well within a new pre-approved drilling project can receive a volumetric incentive to a maximum of 26,250 m3 produced, if at least 10 other new qualifying multi-lateral wells are also drilled as part of the project plan.

This program will encourage new oil well drilling configurations, known as multi-lateral wells, that have the potential to increase oil recovery rates and enable new development opportunities in geological formations that were previously inaccessible or uneconomic. The program will help ensure that Saskatchewan remains competitive at attracting investment into these new types of wells.

Currently, the majority of horizontal oil wells are drilled as one borehole. The new program design stipulates the increased volumetric level only starts when a minimum of three laterals are drilled, and the maximum volumetric level is provided at five laterals or more. The program also supports exploration by offering a higher volumetric incentive to appraisal wells, the first multi-lateral well drilled in a given geographic/stratigraphic area.

The Multi-lateral Well Program will apply to eligible new wells drilled between April 1, 2024, and March 31, 2028.

Further information on this program can be obtained by contacting: petroleumroyalties@gov.sk.ca or by visiting:

www.saskatchewan.ca/business/agriculture-natural-resources-and-industry/oil-and-gas/oil-and-gas-incentives-crown-royalties-and-taxes/crown-royalty-and-freehold-production-tax-forms-and-directives

Fair Taxation

A fundamental principle of an effective tax system is that it is fair – all participants are subject to the same set of rules. While the overwhelming majority of taxpayers diligently meet their tax obligations, a minority do not, or do so only partially. As a result, businesses that fulfill their tax obligations face unfair competition from those that do not. Also, fair taxation treatment helps to ensure there is sufficient revenue collected to provide high-quality public services.

The 2024-25 Budget announces measures to help address repeat flagrant bad actors who avoid remitting the consumption taxes they owe, including taxes they collected from customers but did not remit to government. Measures that will be implemented through legislative changes to modernize The Revenue and Financial Services Act in the Spring 2024 Legislative Session, include:

•	enhancing collection tools;

•	increasing penalties;

•	preventing tax avoidance; and

•	clarifying compliance obligations and increasing associated monitoring.

Further details are available by calling 1-800-667-6102 or by visiting: publications.saskatchewan.ca/api/v1/ products/123002/formats/143136/download

Budget 2024-25	67

Saskatchewan’s Tax Expenditures

Introduction

Although the primary purpose of taxation is to raise revenue, governments also attain some of their social and economic goals by reducing the taxes paid by certain taxpayers. These reductions are commonly called “tax expenditures” and include such measures as exemptions, deductions, tax credits, preferential tax rates or deferrals. Taken together, they provide assistance to a variety of individuals and businesses, including families, farmers, senior citizens and small businesses.

While tax expenditures are usually absorbed in the overall revenue estimates and are not presented in the same way as direct spending programs, they reduce the amount of revenue generated by a government and they affect the fiscal position in the same way as direct expenditures. This paper provides estimates of the revenue impacts of several of Saskatchewan’s tax expenditures.

Rationale for Tax Expenditures

Tax expenditures can achieve a number of objectives, such as enhancing the fairness of the tax system or promoting certain types of economic activity. In pursuing these objectives, some tax expenditures have become fundamental elements of the tax system.

Saskatchewan’s Provincial Sales Tax (PST) does not apply to certain essential items, such as basic groceries, residential natural gas and electricity, and reading materials, thereby reducing the taxes paid by families consuming these items.

Other exemptions from the PST are intended to support particular sectors of the provincial economy, including manufacturing and processing (M&P) and agriculture.

To provide tax relief to key economic sectors and ensure tax competitiveness with other jurisdictions, Saskatchewan provides reduced Fuel Tax rates to farmers and primary producers. Saskatchewan also exempts heating fuels from the Fuel Tax to ensure consistent tax treatment with the PST exemption for natural gas used for heating.

Saskatchewan’s Personal Income Tax system applies provincial marginal tax rates directly to taxable income as defined for federal income tax purposes. As a result, deductions that contribute to the federal determination of taxable income can be considered fundamental aspects of the provincial income tax system that reduce Saskatchewan income tax revenue.

In addition, Saskatchewan’s Personal Income Tax system has distinct provincial non-refundable tax credits that recognize the personal circumstances of the taxpayer, including family-based credits and disability-related credits.

Saskatchewan’s income tax system also delivers several programs designed to encourage specific taxpayer behaviours, including investment and retention incentives.

To improve tax competitiveness, Saskatchewan levies lower income tax rates on small businesses and M&P profits. In addition, Saskatchewan provides a refundable Investment Tax Credit (ITC) to assist M&P companies that invest in qualifying new or used M&P assets for use in the province. Saskatchewan also provides a Research and Development (R&D) Tax Credit in support of qualifying R&D activities.

The rationale for each tax expenditure is provided in the notes that follow the tables.

68	Budget 2024-25

Associated Costs

While tax expenditures serve important social and economic objectives, the introduction of tax expenditures results in associated costs. These costs take several forms:

•	First, there is the cost of forgone revenue. Tax expenditures result in the reduction of revenue collected and have a significant impact on a government’s financial position.

•	Second, tax expenditures add to the complexity of the tax system, leading to increased administrative effort and compliance costs for businesses, consumers and governments.

•	Third, tax expenditures create distortions in consumer and other economic behaviour by providing preferential treatment for certain categories.

Government of Canada Tax Expenditures

The federal government produces a detailed presentation on tax expenditures that are part of the federal tax system. Since Saskatchewan’s personal and corporate income taxes are based upon the federal definition of taxable income, many of the federal tax expenditures have an impact on Saskatchewan’s revenue. Readers interested in examining the federal government’s presentation of tax expenditures are invited to visit the Finance Canada website at:

www.canada.ca/en/department-finance/services/ publications/federal-tax-expenditures.html

2024 Saskatchewan Tax Expenditure Accounts

The following tables provide estimates of the major tax expenditures of the Government of Saskatchewan. This year’s tables also provide updates to the 2021, 2022 and 2023 tax expenditure estimates that were reported last year.

Tax expenditure estimates for PST and Fuel Tax are derived from historical tax collection data and Statistics Canada data on personal and business consumption patterns, along with assumptions regarding expected changes in population, retail sales and investment intentions.

Tax expenditure estimates for personal and corporate income taxes are derived from an internal tax simulation model. This model uses actual income tax assessment data for the 2021 taxation year, along with forecasted trends and changes in population, employment, income and investment intentions for subsequent taxation years.

The 2024-25 Saskatchewan tax expenditures also incorporate indexation and changes to Canada Pension Plan (CPP) and Employment Insurance (EI).

Budget 2024-25	69

2024 Government of Saskatchewan

Tax Expenditure Accounts

(Value of Tax Expenditures in Millions of Dollars)

	2021	2022	2023	2024
Provincial Sales Tax	Actual	Revised	Revised	Estimate	Notes
Exemptions
1. Basic Groceries	195.6	219.2	227.7	245.9	1
2. Prescription Drugs	55.4	59.6	62.1	62.4	1
3. Reading Materials	12.0	12.2	12.9	13.0	1
4. Personal Services	52.2	52.5	54.7	57.4	1
5. Feminine Hygiene Products	2.3	2.4	2.5	2.6	1
6. Used Goods and Vehicles – Exempt Amounts	14.0	14.2	14.8	15.6	1
7. Electricity	67.9	67.6	73.8	74.8	1
8. Natural Gas	28.2	34.8	30.4	30.8	1
9. Farm Machinery and Repair Parts	110.2	114.5	118.0	121.3	2
10. Fertilizer, Pesticide and Seed	299.9	390.5	335.8	339.4	2
11. Direct Agents	29.3	37.9	37.6	40.4	2
12. Agriculture, Life and Health Insurance	147.2	169.7	171.3	176.8	1
Other
1.Saskatchewan Low-Income Tax Credit	133.9	137.5	146.7	152.0	3
2. Rebate for New Home Construction	5.0	5.5	4.7	7.0	1,2

	2021	2022	2023	2024
Fuel Tax	Actual	Revised	Revised	Estimate	Notes
1. Exemption for Farm Activity	78.5	78.4	86.2	89.7	2
2. Exemption for Heating Fuels	31.4	30.4	26.5	25.6	1
3. Exemption for Primary Producers	1.2	1.2	1.3	1.4	2

70	Budget 2024-25

	2021	2022	2023	2024
Personal Income Tax	Actual	Revised	Revised	Estimate	Notes
Deductions from Income
1. Registered Pension Plan Contributions	112.2	124.2	139.4	150.5	4
2. Registered Retirement Savings Plan Contributions	156.3	172.6	193.4	208.4	4
3. Annual Union, Professional or Like Dues	18.0	20.0	22.5	24.2	4
4. Child Care Expenses	13.9	14.8	15.7	16.3	4
5. Moving Expenses	1.6	1.6	1.7	1.8	4
6. Carrying Charges	20.9	22.1	23.6	24.8	4
7. Allowable Employment Expenses	42.8	32.1	17.0	18.5	4
8. Capital Gains Deduction	112.3	118.3	126.6	133.0	4
Saskatchewan Non-Refundable Tax Credits
1. Basic Personal Tax Credit	1,102.8	1,140.5	1,233.5	1,314.8	4
2. Spousal Tax Credit	44.9	47.6	53.4	58.1	4
3. Equivalent-to-Spouse Tax Credit	27.9	29.2	31.5	33.4	4
4. Age Tax Credit	37.2	39.6	43.0	45.5	4
5. Supplement to the Age Tax Credit	17.1	17.9	19.2	20.1	5
6. Dependent Child Tax Credit	102.5	106.0	111.8	116.7	5
7. CPP Contributions Tax Credit	94.4	105.3	115.7	124.4	4
8. EI Premiums Tax Credit	27.9	30.1	32.5	34.5	4
9. Pension Income Tax Credit	14.0	14.3	14.5	14.6	4
10. Student Loan Interest Tax Credit	0.3	0.3	0.3	0.4	4
11. Disability Tax Credit	28.6	29.9	31.8	33.4	4
12. Caregiver Tax Credit	3.5	3.8	4.5	5.0	4
13. Medical Expenses Tax Credit	33.4	35.7	37.9	39.4	4
14. Charitable Contributions Tax Credit	46.1	48.7	52.1	54.7	4
15. First-time Homebuyers Tax Credit	6.4	6.5	6.6	6.8	4
Other Saskatchewan Tax Measures
1. Labour-Sponsored Venture Capital Tax Credit	9.6	10.0	12.0	12.0	4
2. Mineral Exploration Tax Credit	0.1	1.0	1.5	1.5	4
3. Political Contributions Tax Credit	1.2	1.4	1.6	2.0	4
4. Graduate Retention Program Tax Credit	65.8	62.1	65.0	65.0	6
5. Saskatchewan Technology Start-up Incentive	2.0	2.2	2.4	7.0	8

	2021	2022	2023	2024
Corporation Income Tax	Actual	Revised	Revised	Estimate	Notes
1. Small Business Tax Rate	571.9	604.8	618.6	692.8	2,7
2. M&P Profits Tax Reduction	21.5	30.8	30.0	30.0	2,7
3. ITC for M&P	25.9	55.2	55.0	60.0	2
4. R&D Tax Credit	18.7	16.8	18.0	18.0	2,4

Budget 2024-25	71

Tax Expenditures – Notes

1.	These measures provide tax relief for individuals and families (and in some cases businesses) who purchase these essential items, thereby reducing the overall cost and contributing to affordability.

2.	These measures provide tax relief to key sectors of the provincial economy and help ensure tax competitiveness with similar businesses in other jurisdictions.

3.	This measure mitigates the impact of the PST for Saskatchewan residents with low and modest incomes.

4.

Most of Saskatchewan’s tax expenditures related to personal and corporate income taxes are provided because they form part of the federal definition of taxable income; others parallel similar federal tax expenditures. Descriptions of these measures and their objectives can be found in the federal government’s report on tax expenditures, as previously noted.

5.

Saskatchewan’s Dependent Child Tax Credit and Supplement to the Age Tax Credit provide tax relief to families with children and to seniors. The Dependent Child Tax Credit recognizes the non-discretionary expenses of families with children. The Supplement to the Age Tax Credit provides broad tax relief to all seniors, recognizing that the age tax credit is income tested.

6.	The Graduate Retention Program encourages students who have graduated from a post-secondary institution to live and work in Saskatchewan by providing an income tax credit of up to $20,000.
7.

While there is only one statutory tax rate for corporations, these preferential tax rates for small businesses and M&P businesses create a de facto progressive tax rate structure for some corporations. These measures are designed to encourage or attract investment, support business activity in key economic sectors and allow these businesses to retain more of their earnings to reinvest and create jobs.

8.

The Saskatchewan Technology Start-up Incentive encourages investment in eligible early-stage technology start-up businesses to help diversify the provincial economy and establish a robust technology ecosystem in Saskatchewan.

72	Budget 2024-25

2024 Intercity Comparison of Taxes,

Utilities and Housing

Introduction

A number of factors contribute to the quality of life enjoyed by individuals and families in Saskatchewan and across Canada. For example, access to excellent health care, education and social services is a key part of overall quality of life.

Other important factors that affect quality of life are the level of taxation, the cost of utilities and auto insurance, and household costs for rent and mortgages. Calculating the combined cost of provincial taxes, utilities and housing is a reliable way to compare the affordability of living in different parts of Canada.

For the purposes of such a comparison, the total cost of these taxes, utilities and housing for representative families and individuals living in Regina has been compared with the costs in other major cities across the country.

The provincial taxes, utilities and housing costs associated with the following family characteristics and income levels have been calculated to provide a representative comparison:

•	a single person, living in rental accommodation, with an annual income of $40,000;

•	a family of two adults and two dependent children, owning its own home, with an annual family income of $75,000;

•	a family of two adults and two dependent children, owning its own home, with an annual family income of $100,000; and

•	a family of two adults and two dependent children, owning its own home, with an annual family income of $125,000.

Saskatchewan’s Ranking for 2024

Overall, Saskatchewan (as represented by Regina’s relative comparison to major cities across Canada) is the most affordable jurisdiction in the country for a family of four across each family income profile and the third most affordable for a single person with a modest income level.

Taxation

In 2024, Saskatchewan individuals and families will pay total provincial taxes that are very competitive with those paid in other Canadian cities, with a ranking among the lowest in Canada for all four representative family situations.

•	A single person earning $40,000 will pay $2,744 in total provincial taxes.

•	A two-income family earning $75,000 will pay $3,856 in total provincial taxes.

•	A two-income family earning $100,000 will pay $6,872 in total provincial taxes.

•	A two-income family earning $125,000 will pay $10,010 in total provincial taxes.

Taxation and Utilities

Regina also ranks favourably with other cities in Canada when comparing provincial taxes and utilities. For the representative family situations, Regina again ranks among the lowest overall for combined taxes and utilities of the 10 cities surveyed.

Budget 2024-25	73

Housing/Rent Comparison

Regina again ranks favourably when comparing housing affordability and apartment rental rates. For the cities surveyed, Regina has the third-lowest total mortgage costs and property taxes associated with owning a home. As well, Regina has the fifth-lowest overall rental costs associated with average one-bedroom apartments for each city surveyed.

Combined Taxation, Utilities and Housing

When the combined taxes, utilities and housing costs of the representative families are considered, Regina compares very favourably with other Canadian cities, ranking as the third most affordable for a single person with a modest income level, and the most affordable jurisdiction in the country for a family of four at each of the family incomes profiled.

Other Housing-Related Affordability Measures

Saskatchewan also compares favourably with other provinces in respect to housing affordability measures that are not presented in the attached tables. These measures are not factored into the tables, as they are associated with upfront home purchase or renovation costs. These measures include the following:

•	Saskatchewan has the second lowest land transfer tax/registration fees paid by the buyer of a property.

•	The Saskatchewan First-Time Homebuyers’ Tax Credit provides a non-refundable income tax credit of up to $1,050 to eligible taxpayers on qualified homes. Only Québec offers a similar tax credit among the provinces.
•	Assisting Saskatchewan families with the affordability and availability of housing through two programs announced in November 2023 and retroactive to April 1, 2023 – the Provincial Sales Tax Rebate for New Home Construction and the Secondary Suite Incentive.

74	Budget 2024-25

2024 Intercity Comparison of Taxes, Utilities and Housing

Single Person at $40,000 Total Income

(Values in Dollars)

	Vancouver	Calgary	Regina	Winnipeg	Toronto	Montreal	Saint John	Halifax	Charlotte- town	St. John’s
Provincial Taxes
Provincial Income Tax	1,244	1,528	1,961	2,309	1,251	2,184	2,191	3,163	2,600	2,292
Tax Credits and Rebates	(429)	0	(300)	0	(428)	(1,167)	(200)	0	(160)	(520)
Health Premiums	0	0	0	0	450	731	0	0	0	0
Sales Tax	790	0	933	968	1,296	1,616	1,620	1,620	1,620	1,620
Gasoline Tax	413	110	150	70	119	222	189	192	125	112

Total Provincial Taxes	2,018	1,638	2,744	3,347	2,688	3,586	3,800	4,975	4,185	3,504

Household Utility Costs
Electricity	517	1,519	1,072	540	707	454	734	953	949	777
Cellular	780	780	915	780	780	564	780	780	780	780
Auto Insurance	1,841	3,182	1,249	1,381	3,449	2,470	2,239	2,490	1,711	2,340

Total Household Utility Costs	3,138	5,481	3,236	2,701	4,936	3,488	3,753	4,223	3,440	3,897

Total Taxes and Utilities	5,156	7,119	5,980	6,048	7,624	7,074	7,553	9,198	7,625	7,401

Housing Costs Rent	18,516	14,664	11,832	12,672	18,312	10,944	9,924	13,884	11,124	10,356

Total Taxes, Utilities and Housing	23,672	21,783	17,812	18,720	25,936	18,018	17,477	23,082	18,749	17,757

Ranking	9	7	3	5	10	4	1	8	6	2

2024 Intercity Comparison of Taxes, Utilities and Housing

Family at $75,000 Total Income

(Values in Dollars)

	Vancouver	Calgary	Regina	Winnipeg	Toronto	Montreal	Saint John	Halifax	Charlotte- town	St. John’s
Provincial Taxes
Provincial Income Tax	1,717	2,294	1,648	3,416	1,186	3,474	3,818	5,322	4,364	4,026
Tax Credits and Rebates	(1,982)	0	(116)	0	(1,409)	(5,400)	(60)	0	0	0
Health Premiums	0	0	0	0	750	1,462	0	0	0	0
Sales Tax	1,834	0	2,024	2,131	2,980	3,716	3,726	3,726	3,726	3,726
Gasoline Tax	826	220	300	140	237	444	378	385	250	225

Total Provincial Taxes	2,395	2,514	3,856	5,687	3,744	3,696	7,862	9,433	8,340	7,977

Household Utility Costs
Home Heating*	1,571	1,300	874	1,202	1,485	1,883	2,666	2,737	3,617	3,665
Electricity	855	2,446	1,628	870	973	681	1,125	1,527	1,451	1,227
Cellular	780	780	915	780	780	564	780	780	780	780
Auto Insurance	1,841	3,182	1,249	1,381	3,449	2,470	2,239	2,490	1,711	2,340

Total Household Utility Costs	5,047	7,708	4,666	4,233	6,687	5,598	6,810	7,534	7,559	8,012

Total Taxes and Utilities	7,442	10,222	8,522	9,920	10,431	9,294	14,672	16,967	15,899	15,989

Housing Costs
Mortgage Costs	73,443	31,485	16,734	17,844	58,793	27,140	12,208	23,710	21,912	15,401
Net Property Taxes	6,701	3,918	3,118	2,746	6,042	4,667	5,217	2,457	9,066	2,819

Total Housing Costs	80,144	35,403	19,852	20,590	64,835	31,807	17,425	26,167	30,978	18,220

Total Taxes, Utilities and Housing	87,586	45,625	28,374	30,510	75,266	41,101	32,097	43,134	46,877	34,209

Ranking	10	7	1	2	9	5	3	6	8	4

*	Saskatchewan’s home heating figure reflects $400 in savings, as a result of the Government of Saskatchewan’s direction to stop collecting the carbon tax on natural gas.

Budget 2024-25	75

2024 Intercity Comparison of Taxes, Utilities and Housing

Family at $100,000 Total Income

(Values in Dollars)

	Vancouver	Calgary	Regina	Winnipeg	Toronto	Montreal	Saint John	Halifax	Charlotte- town	St. John’s
Provincial Taxes
Provincial Income Tax	3,561	4,604	4,232	6,310	3,634	6,755	6,451	8,747	7,369	6,905
Tax Credits and Rebates	(1,146)	0	0	0	(870)	(4,400)	0	0	0	0
Health Premiums	0	0	0	0	960	1,462	0	0	0	0
Sales Tax	2,060	0	2,340	2,465	3,464	4,319	4,330	4,330	4,330	4,330
Gasoline Tax	826	220	300	140	237	444	378	385	250	225

Total Provincial Taxes	5,301	4,824	6,872	8,915	7,425	8,580	11,159	13,462	11,949	11,460

Household Utility Costs
Home Heating*	1,571	1,300	874	1,202	1,485	1,883	2,666	2,737	3,617	3,665
Electricity	855	2,446	1,628	870	973	681	1,125	1,527	1,451	1,227
Cellular	780	780	915	780	780	564	780	780	780	780
Auto Insurance	1,841	3,182	1,249	1,381	3,449	2,470	2,239	2,490	1,711	2,340

Total Household Utility Costs	5,047	7,708	4,666	4,233	6,687	5,598	6,810	7,534	7,559	8,012

Total Taxes and Utilities	10,348	12,532	11,538	13,148	14,112	14,178	17,969	20,996	19,508	19,472

Housing Costs
Mortgage Costs	73,443	31,485	16,734	17,844	58,793	27,140	12,208	23,710	21,912	15,401
Net Property Taxes	6,701	3,918	3,118	2,746	6,042	4,667	5,217	2,457	9,066	2,819

Total Housing Costs	80,144	35,403	19,852	20,590	64,835	31,807	17,425	26,167	30,978	18,220

Total Taxes, Utilities and Housing	90,492	47,935	31,390	33,738	78,947	45,985	35,394	47,163	50,486	37,692

Ranking	10	7	1	2	9	5	3	6	8	4

*	Saskatchewan’s home heating figure reflects $400 in savings, as a result of the Government of Saskatchewan’s direction to stop collecting the carbon tax on natural gas.

2024 Intercity Comparison of Taxes, Utilities and Housing

Family at $125,000 Total Income

(Values in Dollars)

	Vancouver	Calgary	Regina	Winnipeg	Toronto	Montreal	Saint John	Halifax	Charlotte- town	St. John’s
Provincial Taxes
Provincial Income Tax	5,184	6,972	7,019	9,306	5,444	10,282	9,367	12,626	10,970	10,056
Tax Credits and Rebates	(146)	0	0	0	(450)	(3,400)	0	0	0	0
Health Premiums	0	0	0	0	1,200	1,462	0	0	0	0
Sales Tax	2,369	0	2,691	2,835	3,984	4,967	4,980	4,980	4,980	4,980
Gasoline Tax	826	220	300	140	237	444	378	385	250	225

Total Provincial Taxes	8,233	7,192	10,010	12,281	10,415	13,755	14,725	17,991	16,200	15,261

Household Utility Costs
Home Heating*	1,571	1,300	874	1,202	1,485	1,883	2,666	2,737	3,617	3,665
Electricity	855	2,446	1,628	870	973	681	1,125	1,527	1,451	1,227
Cellular	780	780	915	780	780	564	780	780	780	780
Auto Insurance	1,841	3,182	1,249	1,381	3,449	2,470	2,239	2,490	1,711	2,340

Total Household Utility Costs	5,047	7,708	4,666	4,233	6,687	5,598	6,810	7,534	7,559	8,012

Total Taxes and Utilities	13,280	14,900	14,676	16,514	17,102	19,353	21,535	25,525	23,759	23,273

Housing Costs
Mortgage Costs	73,443	31,485	16,734	17,844	58,793	27,140	12,208	23,710	21,912	15,401
Net Property Taxes	6,701	3,918	3,118	2,746	6,042	4,667	5,217	2,457	9,066	2,819

Total Housing Costs	80,144	35,403	19,852	20,590	64,835	31,807	17,425	26,167	30,978	18,220

Total Taxes, Utilities and Housing	93,424	50,303	34,528	37,104	81,937	51,160	38,960	51,692	54,737	41,493

Ranking	10	5	1	2	9	6	3	7	8	4

*	Saskatchewan’s home heating figure reflects $400 in savings, as a result of the Government of Saskatchewan’s direction to stop collecting the carbon tax on natural gas.

76	Budget 2024-25

Taxes, Utilities and Housing – Notes

Tax estimates are calculated for the 2024 calendar year using known changes as of February 21, 2024. Household charges for the basic utility services (electricity, home heating, cellular plans and auto insurance) represent a cost comparison of the actual utility rates for the 2023 calendar year. This methodology has been chosen for the sake of certainty in citing utility costs. The utility figures exclude federal Goods and Services Tax, provincial sales taxes and municipal taxes and surcharges. Utility figures are net of provincial rebate programs.

Provincial Income Tax is calculated based on the income level for each representative family situation. It is assumed that family income is earned by both spouses at a 60 per cent to 40 per cent ratio and that the families each claim $3,000 in child care expenses for two dependent children (ages 6 and 12). Personal non-refundable credits used include the Canada Pension Plan/Québec Pension Plan and Employment Insurance contribution credits. Gross Québec Personal Income Tax has been reduced by the Québec Child Care Expense Tax Credit and by the 16.5 per cent abatement from federal income tax.

Tax Credits and Rebates refer to refundable provincial income tax credits and rebates designed to reduce the impact of sales taxes and British Columbia’s provincial Climate Action Tax Credit, as well as other provinces’ family-related benefits (British Columbia, Ontario and Québec).

Health Premiums are annual premiums for hospital insurance and medical services.

Sales Tax is based upon average family expenditure baskets at the total income levels from the Statistics Canada 2021 Survey of Household Spending. The survey data has been adjusted to incorporate the impact of inflation to present estimated 2024 sales tax figures. The sales tax base in each province is identified from the enacting legislation, with total expenditures adjusted to reflect Saskatchewan consumption patterns. The sales tax in each province is then estimated based on taxable expenditures.

Gasoline Tax is based on annual consumption of 1,000 litres by a single person and 2,000 litres for families. Figures include charges levied by transit commissions, as well as provincial carbon taxes applied to the purchase of gasoline. Alberta’s fuel tax relief program had previously suspended the collection of the provincial fuel tax between January 1, 2023, and December 31, 2023. The oil price-based fuel tax relief program was reinstated effective January 1, 2024, with the fuel tax applied at a reduced rate of nine cents per litre until March 31, 2024. Alberta’s government will review the fuel tax rate on a quarterly basis and may increase or decrease the rate depending on the average price of West Texas Intermediate. The 2024 comparison tables assume the Alberta fuel tax rate of 13 cents per litre is reinstated July 1, 2024, resulting in a 2024 blended rate of 11 cents per litre. Ontario announced that effective July 1, 2022, until June 30, 2024, its fuel tax rate would be reduced from 14.7 to nine cents per litre. The 2024 comparison tables assume the Ontario fuel tax rate of 14.7 cents per litre is reinstated July 1, 2024, resulting in a 2024 blended rate of 11.85 cents per litre. Manitoba announced that effective January 1, 2024, its fuel tax rate would be temporarily paused until June 30, 2024. The 2024 comparison tables assume that the Manitoba fuel tax rate of 14 cents per litre is reinstated July 1, 2024, resulting in a 2024 blended rate of seven cents per litre.

Home Heating charges include the impact of carbon taxes and are based on an annual consumption level of 2,600 m3 of natural gas. For Charlottetown and St. John’s, the figures represent the BTU equivalent consumption of fuel oil.

Electricity charges include the impact of carbon pricing and are based on an annual consumption level of 4,584 kWh for renters and 8,100 kWh for homeowners.

Budget 2024-25	77

Cellular Plan charges are the rates for a 60 GB wireless plan (with the exception of Regina and Montreal – 50GB). Device purchases are not included.

Auto Insurance comparison determines how much the same driver would pay for auto insurance (collision and comprehensive deductibles of $500 and a third-party liability limit of $2 million) if they had the same vehicle, same driving record and same claims history in each jurisdiction, as determined by the external study Canadian Private Passenger Vehicle Insurance Rate Comparisons by Ernst & Young and adjusted based on publicly available rate change information since the most recent version of the Ernst & Young report (September 2022).

The annual cost is based on an index of rates for locations across Canada, using the top insurers in each province. Vehicles included in the index are primarily those with the highest number of registrations in Saskatchewan, Manitoba or British Columbia, as the report was commissioned in collaboration with Manitoba Public Insurance and the Insurance Corporation of British Columbia. Saskatchewan Government Insurance does not have access to directly comparable auto insurance rate information for Québec. A secondary aggregator was therefore used to calculate average auto insurance rates for Québec (as of March 2021).

Rent is based on average one-bedroom apartment rents for each metropolitan area, from the Canada Mortgage and Housing Corporation’s Rental Market Report, January 2024.

Net Property Taxes for most cities are based on the estimated taxes for a typical single-family detached bungalow from the City of Calgary 2022 Residential Property Taxes and Utility Charges Survey, with the exceptions of those cities not captured by the Calgary survey. The cities of Charlottetown, Montreal and St. John’s property tax estimates are based on the average value of single-family detached homes in those cities as determined from the Royal LePage Survey of Canadian House Prices and then applying an online property tax calculator.

All provincial, municipal, education and library property taxes are included in the property tax figures. Property tax credit programs administered by municipalities have been deducted from the property tax figures to arrive at the net property tax amounts.

Mortgage Costs are based on median home prices for a single-family detached home, from the Royal LePage Third Quarter 2023 Survey of Canadian House Prices, with one-half of the home price being financed over 25 years at a one-year closed mortgage rate of seven per cent. The chart below presents the home prices that have been incorporated into the mortgage cost calculations.

Chart 1: Median Home Prices

78	Budget 2024-25

2023-24 Budget Update Third Quarter

Overview

At third quarter, a deficit of $482.5 million is forecast, representing a $1.5-billion decline from the 2023-24 Budget and a $232.0-million decrease since mid-year.

Revenue is forecast to increase $705.5 million from budget, while expenses are forecast to increase $2.2 billion from budget.

2023-24 Budget Update – Third Quarter (Q3)

	2022-23	2023-24	2023-24	2023-24	Q3 Change from
(millions of dollars)	Actual	Budget	Mid-Year	Forecast	Budget	Mid-Year
Revenue
Taxation	9,811.8	9,633.8	10,048.5	10,270.4	636.6	221.9
Non-renewable Resources	4,603.1	3,344.6	2,626.8	2,393.4	(951.2)	(233.4)
GBE Net Income	250.2	529.1	733.5	800.7	271.6	67.2
Other Own-Source Revenue	2,572.9	2,615.6	2,738.7	3,183.6	568.0	444.9
Federal Transfers	3,356.6	3,554.6	3,565.5	3,735.1	180.5	169.6

Total Revenue	20,594.6	19,677.7	19,712.9	20,383.2	705.5	670.3

Expense
Agriculture	1,835.0	1,449.8	2,302.9	2,564.2	1,114.4	261.3
Community Development	758.2	866.0	877.3	906.6	40.6	29.3
Economic Development	733.9	367.4	393.6	372.3	4.9	(21.3)
Education	3,792.2	4,035.7	4,306.4	4,289.6	253.9	(16.8)
Environment and Natural Resources	353.0	254.4	208.4	331.1	76.7	122.7
Financing Charges	816.3	812.2	822.7	824.4	12.2	1.7
General Government	512.0	540.1	585.4	577.2	37.1	(8.2)
Health	7,010.1	7,056.3	7,056.3	7,543.8	487.5	487.5
Protection of Persons and Property	988.6	968.5	1,079.9	1,089.9	121.4	10.0
Social Services and Assistance	1,587.3	1,665.2	1,686.2	1,697.6	32.4	11.4
Transportation	627.3	644.6	644.6	669.0	24.4	24.4

Total Expense	19,013.9	18,660.2	19,963.5	20,865.7	2,205.5	902.2

Surplus (Deficit)	1,580.7	1,017.5	(250.5)	(482.5)	(1,500.0)	(232.0)

Totals may not add due to rounding.

Budget 2024-25	79

Revenue Update

Revenue is now forecast to be $20.4 billion in 2023-24, an increase of $705.5 million (3.6 per cent) from budget, and $670.3 million (3.4 per cent) higher than projected at mid-year.

The increase from budget is due to forecast increases across all revenue categories, with the exception of non-renewable resources.

Significant changes from budget are described below.

Taxation

Taxation revenue is forecast to increase $636.6 million from budget.

Corporate Income Tax is up $333.7 million from budget, primarily related to stronger-than-expected 2022 assessments, resulting in a positive prior-year adjustment in 2023-24.

Provincial Sales Tax is forecast to increase $173.9 million from budget, largely reflecting better-than-expected economic activity, particularly in the construction and retail sectors.

Personal Income Tax is up $138.2 million, driven mainly by higher-than-expected 2022 assessments and strong compensation growth in 2023.

Non-Renewable Resources

Non-Renewable Resource revenue is forecast to decrease $951.2 million from budget.

At third quarter, potash revenues are projected to be $646.2 million lower than budget, primarily due to lower average realized prices driven, in part, by sanctioned potash from Russia and Belarus fully returning to global markets.

Resource Surcharge revenue is forecast to decrease $300.0 million from budget, mainly due to continued potash price pressures and lower-than-budgeted growth in sales volumes.

At third quarter, realized potash prices are forecast to average US$284 per tonne of potassium chloride (KCl), which is down US$85 per KCl tonne from budget.

Oil and natural gas revenues are forecast to be $17.5 million lower than budget, primarily due to lower-than-budgeted growth in production.

2023-24 Non-Renewable Resources Forecast Assumptions

	2022-23	2023-24	2023-24	2023-24	Q3 Change from
	Actual	Budget	Mid-Year	Forecast	Budget	Mid-Year
WTI Oil Price (US$/barrel)	89.59	79.50	80.22	77.33	(2.17)	(2.89)
Light-Heavy Differential (% of WTI)	18.9	23.8	14.1	16.9	(6.9)	2.8
Well-head Oil Price (C$/barrel)[1]	91.26	78.07	85.14	80.56	2.49	(4.58)
Oil Production (million barrels)	166.7	170.5	166.8	166.7	(3.8)	(0.1)

Potash Price (mine netback, US$/KCl tonne)[2]	562	369	295	284	(85)	(11)
Potash Price (mine netback, C$/K2O tonne)[2]	1,205	814	668	628	(186)	(40)
Potash Sales (million KCl tonnes)[2]	22.8	25.0	23.7	23.9	(1.1)	0.2
Potash Sales (million K2O tonnes)[2]	13.9	15.3	14.5	14.6	(0.7)	0.1

Canadian Dollar (US cents)	75.64	74.35	74.83	74.00	(0.4)	(0.8)

[1]	The average price per barrel of Saskatchewan light, medium and heavy oil.
[2]	Mid-Year Forecast is restated and converted from calendar to fiscal year; KCl figures are estimated from K2O statistics at a 0.61 conversion rate.

80	Budget 2024-25

The West Texas Intermediate (WTI) oil price has decreased slightly, mainly as a result of increased supply in the United States (US). WTI is now forecast to average US$77.33 per barrel in 2023-24, compared to the budget assumption of US$79.50 per barrel.

The light-heavy differential (as a per cent of WTI) is expected to average 16.9 per cent in 2023-24, a decrease of 6.9 percentage points from the budget assumption of 23.8 per cent. A lower light-heavy oil differential results in higher oil royalties, all else being equal.

Other non-renewable resources revenue, including uranium, coal, gold and other minerals, is forecast to decrease by $41.7 million compared to budget, reflecting lower-than-budgeted sales volumes.

These decreases are partially offset by a $54.2-million increase in Mineral Disposition Public Offering Sales (formerly named Crown Land Sales) compared to budget, reflecting a growing interest in developing Saskatchewan’s natural resources.

Government Business Enterprises (GBE)

Net income from GBEs is forecast to increase

$271.6 million from budget, primarily reflecting the following changes:

•	$154.6-million increase at SaskPower, mainly due to increased exports and lower fuel and purchased power costs;

•	$71.2-million increase in Saskatchewan Liquor and Gaming Authority, primarily from wholesale liquor and permit revenues, sales of buildings and property, and gaming revenues that were originally budgeted under Lotteries and Gaming Saskatchewan; and

Key Resource Revenue Sensitivities

WTI Oil Price

A US$1 per barrel change in the fiscal-year average of WTI oil price results in an estimated $15.5 million change in 2023-24 oil royalties (all else being equal).

Potash Price

A US$10 per tonne change in the fiscal-year average realized price of potassium chloride (KCl) results in a $66.3 million change in potash revenue in 2023-24 (all else being equal).

Exchange Rate

A one cent US change in the fiscal-year average exchange rate results in a $43.0 million inverse change in 2023-24 non-renewable resource revenue (all else being equal). A lower exchange rate results in higher revenue as resource exports are priced in U.S. dollars.

•	$55.5-million increase in Saskatchewan Workers’ Compensation Board, mainly due to increased employer payrolls, unrealized investment gains and cost savings.

Other Own-Source Revenue

Other Own-Source Revenue is projected to increase $568.0 million from budget, largely due to:

•	$99.5-million increase in fees, primarily related to the adoption of a new revenue recognition accounting standard whereby previously deferred motor vehicle licence revenues is now recognized in the current year; and

•	$36.9-million increase in investment income, due mainly to higher-than-budgeted interest income.

Budget 2024-25	81

A total of $447.6 million is forecast for the Output-Based Performance Standards (OBPS) Program compliance payments in 2023-24, including:

•	Increased revenue of $94.7 million from the non-electricity sectors is due primarily to the adoption of a new revenue recognition accounting standard. Non-electricity sector OBPS compliance payments are directed to the Saskatchewan Technology Fund; and

•	Increased revenue of $326.3 million from the electricity sector, reflecting the formal approval of Saskatchewan’s application to remove the federal carbon tax on this sector in favour of the provincial OBPS, effective retroactively to January 1, 2023. In 2023-24, all OBPS revenue from the electricity sector will be directed to the newly established Small Modular Reactor Investment Fund. For more information on the treatment of electricity sector revenue, please see the 2024-25 Fiscal Outlook technical paper.

Federal Transfers

Transfers from the federal government are forecast to increase $180.5 million from budget, largely due to:

•	$226.5-million increase in Other Federal Transfers, related to the AgriStability Program, Canada-Saskatchewan Feed Program and provincial disaster assistance for wildfire costs; and

•	$46.0-million decrease in the Canada Health Transfer and Canada Social Transfer due to changes in Saskatchewan’s share of the national population.

Expense Update

At third quarter, expense is forecast to be $20.9 billion in 2023-24, an increase of $2.2 billion from budget and $902.2 million higher than mid-year. Major changes in expense themes from budget are described below.

Agriculture is up $1.1 billion from budget, primarily due to severe drought in parts of the province increasing crop insurance claims and an increase in the Saskatchewan Agricultural Stabilization Fund for AgriRecovery funding for drought relief for livestock producers.

Health is up $487.5 million from budget, primarily due to increased operational pressures across the health system, driven by compensation, inflation and utilization, as well as an increase related to the contract settlement with the Saskatchewan Medical Association.

Education is up $253.9 million, mainly due to a non-cash increase in pension expense resulting from actuarial adjustments to the Saskatchewan Teachers’ Superannuation Plan, as well as increases related to higher instructional costs as a result of enrolment increases and provincial classroom supports investments and in the Saskatchewan Student Aid Fund for increased assistance for students.

Protection of Persons and Property is up $121.4 million, largely due to the Saskatchewan Public Safety Agency response to wildfires and evacuation activities, as well as increases at the Ministry of Corrections, Policing and Public Safety due to operating pressures as a result of high inmate counts and increased Royal Canadian Mounted Police costs.

82	Budget 2024-25

Environment and Natural Resources is $76.7 million higher than budget, primarily due to an increase in liability associated with the remediation of mine sites, including the Lorado and Gunnar uranium mines and the Anglo-Rouyn base metals mine.

Community Development is up $40.6 million, mainly due to increased payments for the First Nations Gaming Agreements to flow gaming profits to the First Nations Development Corporations.

General Government expense is up $37.1 million, primarily due to a non-cash increase in pension expense resulting from actuarial adjustments to the Public Service Superannuation Plan, partially offset by a decrease at the Public Employee Benefits Agency following the administration activity being transferred to Plannera, effective January 1, 2024.

Social Services and Assistance is up $32.4 million, primarily due to utilization pressures related to Child and Family Services, intensive third-party placement of children in the ministry’s care and the Autism Spectrum Disorder Program, as well as increases in Saskatchewan Housing Corporation for costs associated with the new Provincial Approach to Homelessness Strategy.

Transportation is up $24.4 million, largely due to higher-than-budgeted winter maintenance costs for snow and ice control.

Financing Charges expense is up $12.2 million, primarily due to higher interest rates and increased borrowing requirements as a result of the change in fiscal position.

Economic Development is $4.9 million higher than budget, primarily related to the acceleration of the pipeline component of the Regina Regional Non-Potable Project that was originally planned for 2024-25.

Budget 2024-25	83

BUDGET FINANCIAL TABLES

Government of Saskatchewan

Budget

For the Year Ended March 31

		(millions of dollars)
	Budget	Forecast	Budget
	2024-25	2023-24	2023-24
Revenue
Taxation	9,723.3	10,270.4	9,633.8
Non-renewable resources	2,686.3	2,393.4	3,344.6
Net income from government business enterprises	657.0	800.7	529.1
Other Own-Source revenue	3,015.6	3,183.6	2,615.6
Transfers from the federal government	3,779.7	3,735.1	3,554.6

Total Revenue	19,861.9	20,383.2	19,677.7

Expense
Agriculture	1,531.5	2,564.2	1,449.8
Community development	904.8	906.6	866.0
Economic development	329.7	372.3	367.4
Education	4,414.5	4,289.6	4,035.7
Environment and natural resources	373.6	331.1	254.4
Financing charges	911.5	824.4	812.2
General government	581.4	577.2	540.1
Health	7,639.8	7,543.8	7,056.3
Protection of persons and property	1,004.9	1,089.9	968.5
Social services and assistance	1,764.9	1,697.6	1,665.2
Transportation	678.3	669.0	644.6

Total Expense	20,135.1	20,865.7	18,660.2

Operating (Deficit) Surplus	(273.2)	(482.5)	1,017.5

Totals may not add due to rounding.

86	Budget 2024-25

Government of Saskatchewan

Statement of Accumulated Operating Deficit

For the Year Ended March 31

(millions of dollars)

	Budget	Forecast	Budget
	2024-25	2023-24	2023-24
Accumulated operating deficit, beginning of year	(2,049.3)	(1,771.0)[1]	(1,865.1)
Adjustment to accumulated operating deficit, beginning of year[2]	—	204.2 [2]	204.2
Operating (Deficit) Surplus	(273.2)	(482.5)	1,017.5

Accumulated Operating Deficit, End of Year	(2,322.5)	(2,049.3)	(643.4)

Totals may not add due to rounding.

[1]	Accumulated operating deficit as at March 31, 2023, as reported in the 2022-23 Summary Financial Statements.
[2]	Adjustment to accumulated operating deficit, beginning of year is the result of changes in accounting standards.

Government of Saskatchewan

Statement of Change in Net Debt

For the Year Ended March 31

(millions of dollars)

	Budget	Forecast	Budget
	2024-25	2023-24	2023-24
Operating (Deficit) Surplus	(273.2)	(482.5)	1,017.5
Acquisition of government service organization capital assets	(1,597.1)	(1,279.1)	(1,341.6)
Amortization of government service organization capital assets[1]	691.8	691.4	664.4

(Increase) Decrease in Net Debt	(1,178.5)	(1,070.0)	340.3
Net debt, beginning of year	(15,168.8)	(14,597.8)[2]	(14,967.6)
Adjustment to accumulated deficit, beginning of year[3]	—	204.2	204.2
Adjustment to capital assets, beginning of year[3]	—	295.0	295.0

Net Debt, End of Year	(16,347.3)	(15,168.8)	(14,128.1)

Totals may not add due to rounding.

[1]	Includes disposals and in year adjustments.
[2]	Net debt as at March 31, 2023, as reported in the 2022-23 Summary Financial Statements.
[3]

Adjustment to net debt, beginning of year is the result of changes in accounting standards and is comprised of adjustment to accumulated deficit, beginning of year and adjustment to capital assets, beginning of year. Accounting changes in 2023-24 are related to insurance contracts and public private partnerships.

Budget 2024-25	87

Government of Saskatchewan

Schedule of Pension Liabilities

As at March 31

(millions of dollars)

	Budget	Forecast	Budget
	2024-25	2023-24	2023-24
Pension liabilities, beginning of year	6,110.4	6,119.01	6,113.0
Adjustment to account for pension costs on an accrual basis	(135.4)	(8.6)	(290.9)

Pension Liabilities, End of Year	5,975.0	6,110.4	5,822.1

Totals may not add due to rounding.

[1]	Pension liabilities as at March 31, 2023, as reported in the 2022-23 Summary Financial Statements.

Government of Saskatchewan

Schedule of Capital Assets

As at March 31

(millions of dollars)

	Net Book Value March 31 2023[1]	– 2023-24 Forecast – Additions[2] Amortization[3]		Adjustment to opening[4]	Forecast Net Book Value March 31 2024	– 2024-25 Budget – Additions[2] Amortization[3]		Adjustment to opening[4]	Budget Net Book Value 2025
Government service organizations	12,635.0	1,279.1	(691.6)	(295.0)	13,247.9	1,597.1	(691.8)	–	14,153.2
Government business enterprises	16,985.2	2,203.3	(1,039.9)	–	18,148.6	2,494.1	(1,046.3)	–	19,596.4

Total Capital Assets	29,620.2	3,482.4	(1,731.5)	(295.0)	31,396.5	4,091.2	(1,738.1)	–	33,749.6

Totals may not add due to rounding.

[1]	Net book value as at March 31, 2023, as reported in the 2022-23 Summary Financial Statements.
[2]	Includes only capital assets acquired by government entities. Capital transfers provided to entities outside the government reporting entity are expensed.
[3]	Includes disposals and in year adjustments.
[4]	Adjustment to opening capital assets is the result of changes in accounting standards.

88	Budget 2024-25

Government of Saskatchewan

Schedule of Gross Debt1

As at March 31

(millions of dollars)

	Budget General Debt[2] 2025	Budget GBE Specific Debt 2025	Budget Gross Debt 2025	Forecast Gross Debt 2024	Budget Gross Debt 2024
Government Service Organization (GSO) Debt
General Revenue Fund
– Operating	7,463.9	–	7,463.9	7,463.9	7,463.9
– Saskatchewan Capital Plan[3]	13,371.1	–	13,371.1	11,471.1	10,371.1
Boards of Education	106.1	–	106.1	116.0	116.0
Global Transportation Hub Authority	17.0	–	17.0	19.0	21.2
Health Sector Affiliates	5.7	–	5.7	5.7	6.7
Innovation Saskatchewan	51.3	–	51.3	52.1	52.1
Saskatchewan Health Authority	41.1	–	41.1	46.6	46.7
Water Security Agency	1.5	–	1.5	4.7	4.7
Other	5.4	–	5.4	5.4	1.4

Government Service Organization Debt	21,063.1	–	21,063.1	19,184.5	18,083.8

Government Business Enterprise (GBE) Debt
Lotteries and Gaming Saskatchewan Corporation	–	49.0	49.0	79.0	79.0
Municipal Financing Corporation of Saskatchewan	100.0	243.2	343.2	334.2	294.2
Saskatchewan Power Corporation	750.0	8,297.5	9,047.5	8,270.3	8,376.0
Saskatchewan Telecommunications Holding Corporation	50.0	1,873.2	1,923.2	1,757.1	1,787.0
Saskatchewan Water Corporation	–	143.2	143.2	109.7	107.9
SaskEnergy Incorporated	75.0	2,168.3	2,243.3	2,063.5	2,127.4

Government Business Enterprise Debt[4]	975.0	12,774.4	13,749.4	12,613.8	12,771.5

Total	22,038.1	12,774.4	34,812.5	31,798.3	30,855.3

Guaranteed Debt	75.2	–	75.2	75.2	75.1

Totals may not add due to rounding.

[1]

In the Summary Financial Statements, debt is presented in the Statement of Financial Position as gross debt net of any Government of Saskatchewan securities held as investments and adjusted for accumulated foreign exchange related to certain debt. For the purpose of the Budget, adjustments for Government of Saskatchewan securities and foreign exchange have not been included due to the difficulty in predicting the future value of these items.

[2]	General debt is issued by GSOs and includes issued amounts subsequently transferred to GBEs.
[3]	General Revenue Fund – Saskatchewan Capital Plan consists of amounts borrowed by the General Revenue Fund to finance investment in infrastructure assets.
[4]

GBE debt includes both general debt and GBE-specific debt. General debt of GBEs is the amount transferred from the General Revenue Fund to a GBE and recorded as a loan receivable in the Summary Financial Statements. GBE-specific debt is debt issued by, or specifically on behalf of, GBEs. GBE-specific debt is included in “Investment in government business enterprises” in the Summary Financial Statements.

Budget 2024-25	89

Government of Saskatchewan

Schedule of Revenue

For the Year Ended March 31

(millions of dollars)

	Budget	Forecast	Budget
	2024-25	2023-24	2023-24
Own-Source
Taxation
Corporation income	1,209.0	2,158.6	1,824.9
Fuel	521.3	507.8	507.8
Individual income	3,295.3	3,230.0	3,091.8
Property	805.0	800.1	805.0
Provincial sales	3,196.4	2,894.2	2,720.3
Tobacco	150.0	150.0	150.0
Other	546.3	529.7	534.0

Total Taxation	9,723.3	10,270.4	9,633.8

Non-Renewable Resources
Mineral Disposition Public Offerings[1]	69.9	73.6	19.4
Oil and natural gas	1,061.9	945.6	963.1
Potash	796.4	730.3	1,376.5
Resource surcharge	551.1	523.0	823.0
Other	207.0	120.9	162.6

Total Non-Renewable Resources	2,686.3	2,393.4	3,344.6

Net Income from Government Business Enterprises
Municipal Financing Corporation of Saskatchewan	0.6	0.3	0.4
Liquor and Gaming Authority[2]	259.6	294.7	223.5
Lotteries and Gaming Saskatchewan[2]	177.0	163.1	186.7
Saskatchewan Auto Fund	(207.3)	(125.5)	(109.3)
Saskatchewan Government Insurance	127.4	62.7	27.4
Saskatchewan Power Corporation	191.5	177.7	23.1
Saskatchewan Telecommunications Holding Corporation	96.0	89.5	95.7
Saskatchewan Water Corporation	7.3	10.3	6.3
SaskEnergy Incorporated	48.4	21.5	43.0
Saskatchewan Workers’ Compensation Board	(16.0)	57.3	1.8
Consolidation adjustments	(27.7)	49.1	30.5

Total Net Income from Government Business Enterprises	657.0	800.7	529.1

Other Own-Source Revenue
Fees	1,270.3	1,340.2	1,240.7
Insurance	487.2	504.3	522.6
Investment income	307.4	233.8	196.9
Output-Based Performance Standards[3]	351.3	447.6	—
Transfers from other governments	70.6	81.3	90.3
Miscellaneous	528.8	576.5	565.1

Total Other Own-Source Revenue	3,015.6	3,183.6	2,615.6

Total Own-Source	16,082.2	16,648.1	16,123.1

Transfers from the Federal Government
Canada Health Transfer	1,564.7	1,470.7	1,504.9
Canada Social Transfer	508.0	488.1	499.9
Other	1,707.0	1,776.3	1,549.8

Total Transfers from the Federal Government	3,779.7	3,735.1	3,554.6

Total Revenue	19,861.9	20,383.2	19,677.7

Totals may not add due to rounding.

[1]	Crown Land Sales revenue has been renamed to Mineral Disposition Public Offerings revenue.
[2]

The gaming operations of Liquor and Gaming Authority have been transferred to Lotteries and Gaming Saskatchewan effective June 2023. The 2023-24 Budget included twelve months of gaming operations under Lotteries and Gaming Saskatchewan.

[3]	Output-Based Performance Standard revenues were reported under Other Own-Source-Miscellaneous revenue prior to the third quarter of 2023-24, including $26.6 million in the 2023-24 Budget.

90	Budget 2024-25

Government of Saskatchewan

GLOSSARY OF FINANCIAL TERMS

Accumulated (Deficit) Surplus

A measure that represents a government’s net economic resources. It is the difference between total assets and liabilities and is comprised of all the past operating surpluses (deficits) and remeasurement gains (losses).

Accumulated Operating (Deficit) Surplus

The accumulation of all past operating surpluses or deficits plus any adjustments that were charged directly to the accumulated deficit.

Amortization

A systematic process of allocating an amount to revenue or expense over a period of time. Capital assets are amortized to expense over their expected remaining economic life. Actuarial gains and losses, such as those experienced by pension plans, are also amortized.

Budget

Government’s main financial plan that accounts for the full nature and extent of the planned financial activities of all entities in the government reporting entity.

Capital Asset

An asset with physical substance held by the government that has an economic life extending beyond one year, to be used on a continuing basis and is not for sale in the ordinary course of operations.

Consolidation

The method used to account for Government Service Organizations (GSOs). Financial accounts of the GSOs are adjusted to the basis of accounting described in note 1 of the Summary Financial Statements and the adjusted amounts are combined with amounts for other GSOs and partnerships. Inter-entity balances and transactions are eliminated.

Debt

Obligations incurred through the issuance of debt instruments. Debt does not include other liabilities, such as accounts payable or pension obligations. Terms used to describe debt include:

•	Gross Debt: borrowings through the issuance of debt instruments such as promissory notes and debentures.

•	General Debt: debt issued by the General Revenue Fund (GRF) that is not considered Government Business Enterprise (GBE) specific debt.

•	GBE-Specific Debt:

•	debt issued by GBEs; and

•	debt issued by the GRF specifically on behalf of a GBE where the GBE is obligated to repay the debt under identical terms and conditions as those applicable to the GRF.

•	Guaranteed Debt: debt of others that the government has agreed to repay if the others default.

•	Self-Supported (GBE) Debt: debt borrowed for GBEs that is supported by commercial business operations.

•	Taxpayer-Supported (GSO) Debt: debt of government entities that are not GBEs.

Financing Charges

Costs associated with general debt, pension liabilities, obligations under long-term financing arrangements such as public-private partnerships (P3s) and capital lease obligations. Financing charges include interest, foreign exchange gains and losses, discounts, fees and commissions.

Budget 2024-25	91

General Revenue Fund (GRF)

The primary operational account for the government through which all provincial monies under the direct authority of the Legislative Assembly are collected and disbursed. The GRF is a GSO and is included in the government reporting entity.

Government Business Enterprise (GBE)

An entity that is controlled by the government, is self-sufficient and has the financial and operating authority to sell goods and services to individuals and organizations outside the government reporting entity as its principal activity. GBEs are recorded in the budget using the modified equity method. Examples include SaskPower and Workers’ Compensation Board.

Government Reporting Entity

A set of entities that are either controlled by the government (Government Service Organizations and Government Business Enterprises) or subject to shared control (partnerships). Trusts administered by the government are excluded from the government reporting entity.

Government Service Organization (GSO)

An entity that is controlled by the government, except those designated as GBEs or partnerships. GSOs are consolidated in the budget. Examples include Government of Saskatchewan ministries, Saskatchewan Health Authority and boards of education.

Gross Domestic Product (GDP)

The standard measure of the overall size of an economy; the value of all goods and services produced during a given period.

Modified Equity

The method used to account for GBEs in the budget. The government’s share of GBE net earnings or losses is included in budgeted revenue. The government’s investment, which is originally recorded at cost, is adjusted annually to include the net earnings (losses) and other net equity changes of the GBE.

Net Debt

The difference between liabilities and financial assets. Net debt represents the future revenue required to pay for past transactions or events.

Partnership

A contractual arrangement between the government and one or more partners outside the government reporting entity where the partners share, on an equitable basis, the risks and benefits of the arrangement. Partnerships are proportionately consolidated in the budget.

Pension Liability

An actuarial estimate of discounted future payments to be made to retirees under government pension plans, net of plan assets.

Proportionate Consolidation

The method used to account for partnerships. Financial accounts of the partnership are adjusted to the basis of accounting described in note 1 of the Summary Financial Statements and the government’s proportionate share of the adjusted amounts is combined with amounts for GSOs and other partnerships. Inter-entity balances and transactions are eliminated.

Operating (Deficit) Surplus

A measure that represents the overall change in financial position for the period being reported on, excluding remeasurement gains and losses. It is the amount by which revenue exceeds expense (expense exceeds revenue) for a fiscal period.

Sinking Funds

A fund established for the periodic repayment of debt.

Public Private Partnership (P3)

A partnership arrangement in the form of a long-term performance-based agreement between the public sector and the private sector to deliver public infrastructure. The liabilities arising from P3 arrangements are classified as obligations under long-term financing arrangements.

92	Budget 2024-25

ANNEX D—SASKATCHEWAN FIRST QUARTER FINANCIAL REPORT 2024-25

See attached.

D-1

FIRST QUARTER

FINANCIAL REPORT

2024-25 First Quarter Financial Report Government of Saskatchewan August 29, 2024

2024-25 FIRST QUARTER HIGHLIGHTS

Overview

At the end of the first quarter (Q1), total revenue for 2024-25 is forecast to be $20.0 billion and total expense is forecast to be $20.3 billion, resulting in a forecast deficit of $354 million, up $80.6 million compared to the 2024-25 Budget.

For a more detailed overview, see table 1.

Revenue

Total revenue at Q1 is forecast to increase $91.9 million, or 0.5 per cent, higher than budgeted. Other own-source revenue is forecast to to increase by $124.7 million due to improvements in fees, investment income and miscellaneous income. Non-renewable resource revenue is forecast to decrease by $14 million due to changing commodity pricing. Federal transfers are forecast to decrease $13.9 million, mainly due to the federal government’s decision to reduce labour training funding to Saskatchewan by $17.1 million compared to budget.

For a more detailed review of revenue, see tables 2 and

3.

Expense

Total expense at Q1 is forecast to increase $172.5 million, or 0.9 per cent, higher than budget. There is an estimated $133.8 million increase in general government expense for compensation costs related to the memorandum of agreement that was ratified in July 2024 with the Saskatchewan Government and General Employees’ Union.

In addition, financing charges are forecast to increase $38.7 million due to an earlier issuance timeline for 2024-25 debt to take advantage of favourable market conditions. However, this is offset by a related increase in investment income revenue.

Debt

Total gross debt at Q1 is forecast to be $35.2 billion, an increase of $401 million from budget. Taxpayer-supported debt is virtually unchanged from budget, as government has sufficient cash levels to accommodate the change in projected deficit without additional operating or capital plan borrowing.

Self-supported debt (i.e. GBE debt) increased $404.3 million, or 2.9 per cent, from budget primarily due to SaskPower’s need for additional borrowing as a result of lower forecasted net income and accelerated clean electricity capital funding requirements.

For a more detailed review of gross debt, see table 4.

Saskatchewan’s net-debt-to-GDP ratio is projected to be 13.4 per cent at March 31, 2025, an improvement over the budget projection of 14.0 per cent. This improvement is driven by the decrease (improvement) in the value of opening net debt resulting from the 2023-24 operating surplus. Saskatchewan’s net-debt-to-GDP ratio remains second-best among all provinces.

For a detailed review of net debt as a per cent of GDP, see graph 1.

Economy

Saskatchewan had the second fastest growing economy among provinces in 2023 as measured by growth in real GDP at 1.6 per cent. According to the most recent average of private-sector forecasts, real GDP is expected to grow by 1.3 per cent in 2024 – the third-highest among provinces – and up from the 1.0 per cent projected at budget.

In 2025, private-sector forecasters anticipate Saskatchewan’s real GDP growth will be 1.8 per cent, unchanged from the budget. The upward revision in the average private-sector forecast reflects strength in many aspects of the economy during the first half of 2024, including several all-time record highs in the labour market.

For a more detailed review of the economy, see table 5.

2024-25 First Quarter Financial Report	1

TABLE 1: 2024-25 FORECAST UPDATE - FIRST QUARTER

(Millions of Dollars)

	Budget	First Quarter	Change
Revenue
Taxation	9,723.3	9,723.3	—
Non-renewable resources	2,686.3	2,672.3	(14.0)
GBE net income	657.0	652.1	(4.9)
Other own-source revenue	3,015.6	3,140.3	124.7
Federal transfers	3,779.7	3,765.8	(13.9)

Total Revenue	19,861.9	19,953.8	91.9

Expense
Agriculture	1,531.5	1,531.5	—
Community development	904.8	904.8	—
Economic development	329.7	329.7	—
Education	4,414.5	4,414.5	—
Environment and natural resources	373.6	373.6	—
Financing charges	911.5	950.2	38.7
General government	581.4	715.3	133.8
Health	7,639.8	7,639.8	—
Protection of persons and property	1,004.9	1,004.9	—
Social services and assistance	1,764.9	1,764.9	—
Transportation	678.3	678.3	—

Total Expense	20,135.1	20,307.6	172.5

Surplus (Deficit)	(273.2)	(353.8)	(80.6)

TABLE 2: 2024-25 NON-RENEWABLE RESOURCE FORECAST ASSUMPTIONS

	2023-24	2024-25		Change from
	Actual	Budget	First Quarter	Budget
WTI Oil Price (US$/barrel)	77.79	77.00	81.00	4.00
Light-Heavy Differential (% of WTI)	16.9	14.5	12.4	(2.10)
Well-head Oil Price (C$/barrel)[1]	80.16	81.64	87.36	5.72
Oil Production (million barrels)	166.0	166.7	169.1	2.40

Potash Price (netback, US$/KCl tonne)	289	268	241	(27)
Potash Price (netback, C$/K2O tonne) [2]	639	590	531	(60)
Potash Sales (million KCl tonnes)	23.6	24.9	24.7	(0.2)

Canadian Dollar (US cents)	74.15	74.36	74.49	0.13

[1]	The average price per barrel of Saskatchewan light, medium and heavy oil.

2024-25 First Quarter Financial Report	2

TABLE 3: 2024-25 SCHEDULE OF REVENUE

(Millions of Dollars)

	Budget	First Quarter	Change
Taxation
Corporation income	1,209.0	1,209.0	—
Fuel	521.3	521.3	—
Individual income	3,295.3	3,295.3	—
Property	805.0	805.0	—
Provincial sales	3,196.4	3,196.4	—
Tobacco	150.0	150.0	—
Other	546.3	546.3	—

Total Taxation	9,723.3	9,723.3	—

Non-Renewable Resources
Mineral disposition public offerings	69.9	63.2	(6.7)
Oil and natural gas	1,061.9	1,162.1	100.2
Potash	796.4	665.0	(131.4)
Resource surcharge	551.1	551.1	—
Other	207.0	230.9	23.9

Total Non-Renewable Resources	2,686.3	2,672.3	(14.0)

Net Income from Government Business Enterprises
Municipal Financing Corporation	0.6	0.6	—
Saskatchewan Auto Fund	(207.3)	(207.3)	(0.0)
Lotteries and Gaming Saskatchewan	177.0	177.4	0.4
Saskatchewan Government Insurance	127.4	127.4	(0.0)
Saskatchewan Liquor and Gaming Authority	259.6	257.1	(2.5)
Saskatchewan Power Corporation	191.5	149.2	(42.3)
Saskatchewan Telecommunications Holding Corporation	96.0	96.0	(0.0)
Saskatchewan Water Corporation	7.3	6.9	(0.4)
SaskEnergy Incorporated	48.4	61.3	12.9
Saskatchewan Workers’ Compensation Board	(16.0)	4.9	20.9
Consolidation Adjustments	(27.7)	(21.4)	6.3

Total Net Income from Government Business Enterprises	657.0	652.1	(4.9)

Other Own-Source Revenue
Fees	1,270.3	1,300.7	30.4
Insurance	487.2	487.1	(0.1)
Investment income	307.4	352.9	45.5
Output-based performance standards	351.3	351.3	—
Transfers from other governments	70.6	71.9	1.3
Miscellaneous	528.8	576.4	47.6

Total Other Own-Source Revenue	3,015.6	3,140.3	124.7

Transfers from the Federal Government
Canada Health Transfer	1,564.7	1,564.7	—
Canada Social Transfer	508.0	508.0	—
Other	1,707.0	1,693.1	(13.9)

Total Transfers from the Federal Government	3,779.7	3,765.8	(13.9)

Total Revenue	19,861.9	19,953.8	91.9

2024-25 First Quarter Financial Report	3

TABLE 4: 2024-25 SCHEDULE OF GROSS DEBT - FIRST QUARTER

As at March 31

(Millions of Dollars)

	Budget	First Quarter	Change
Government Service Organization (GSO) Debt
General Revenue Fund - operating	7,463.9	7,463.9	—
- Saskatchewan Capital Plan [1]	13,371.1	13,371.1	—
Boards of Education	106.1	106.1	—
Global Transportation Hub Authority	17.0	17.0	—
Health Sector Affiliates	5.7	4.4	(1.3)
Innovation Saskatchewan	51.3	51.3	—
Saskatchewan Health Authority	41.1	41.1	—
Water Security Agency	1.5	1.5	—
Other	5.4	3.2	(2.2)

Taxpayer-Supported Debt	21,063.1	21,059.6	(3.5)

Government Business Enterprise (GBE) Debt
Lotteries and Gaming Saskatchewan Corporation	49.0	49.0	—
Municipal Financing Corporation of Saskatchewan	343.2	359.2	16.0
Saskatchewan Power Corporation	9,047.5	9,505.1	457.6
Saskatchewan Telecommunications Holding Corporation	1,923.2	1,924.9	1.7
Saskatchewan Water Corporation	143.2	130.3	(12.9)
SaskEnergy Incorporated	2,243.3	2,185.2	(58.1)

Self-Supporting Debt [2]	13,749.4	14,153.7	404.3

Total	34,812.5	35,213.3	400.8

Guaranteed Debt	75.2	75.2	—

[1]	General Revenue Fund - Saskatchewan Capital Plan consists of amounts borrowed by the General Revenue Fund to finance investment in infrastructure assets.
[2]

GBE debt includes both general debt and GBE-specific debt. General debt of GBEs is the amount transferred from the General Revenue Fund to a GBE and recorded as a loan receivable in the Summary Financial Statements. GBE-specific debt is debt issued by, or specifically on behalf of, GBEs. GBE-specific debt is included in “Investment in government business enterprises” in the Summary Financial Statements.

2024-25 First Quarter Financial Report	4

GRAPH 1: NET DEBT AS A PER CENT OF GDP

Source: Net Debt-Jurisdictions most recent data (as of July 29, 2024).

GDP: SK-Average Private Sector Forecast; All others-Conference Board of Canada (Data released in May 2024) .

TABLE 5: PRIVATE SECTOR FORECAST AT A GLANCE

(Per cent Change Unless Otherwise Noted)

	2023 Actual	2024 Forecast	2025 Forecast
Real GDP	1.6	1.3	1.8
Nominal GDP*	(0.4)	4.0	3.6
Consumer Price Index (CPI)	3.9	1.9	2.1
Employment growth (000s)	10.7	9.5	8.4
Unemployment rate (% level)	4.8	5.4	5.5

* Estimate for 2023

Sources: Statistics Canada (2023); Average private sector forecast as of July 29, 2024 (2024-2025).

2024-25 First Quarter Financial Report	5

ANNEX E—SASKATCHEWAN MID-YEAR FINANCIAL REPORT 2024-25

See attached.

E-1

CLASSROOMS, CARE & COMMUNITIES
MID-YEAR REPORT

2024-25 Mid-Year Report Government of Saskatchewan November 28, 2024

2024-25 MID-YEAR HIGHLIGHTS

Overview

The Saskatchewan economy remains strong, but inconsistent weather during the growing season negatively affected the province’s crops and the mid-year financial position.

Although weather conditions were good early in the season, very dry conditions in many regions of the province during the summer significantly impacted crop yields and quality. These fluctuations led to higher crop insurance claims, increasing the Agriculture expense theme by more than 25 per cent from the 2024-25 Budget.

Partially offsetting the expense challenges in agriculture and across important human services areas, total revenue is forecast to increase by 1.4 per cent compared to budget.

Overall, the 2024-25 Mid-Year Report forecasts a deficit of $743.5 million, an increase of $470.4 million from budget.

In terms of the economy, population and employment growth remain strong. Saskatchewan has one of the lowest unemployment rates and one of the highest gross domestic product (GDP) growth rates among provinces. The province also continues to enjoy the second-lowest net debt-to-GDP ratio in the country.

For a more detailed overview, see Tables 1 and 2.

Economy

Saskatchewan had the second-fastest growing economy among the provinces in 2023, as measured by growth in real GDP at 2.3 per cent (see Table 3). This economic growth includes record-setting labour market performance, solid export volumes and strong investment growth.

According to the most recent average private-sector forecasts, real GDP is expected to grow by 1.4 per cent in 2024, the fourth highest among the provinces (see Tables 4 and 5), up from 1.0 per cent projected in the 2024-25 Budget.

The upward revision reflects strength in many aspects of the economy so far in 2024. Among them are:

•	significant population growth of more than 30,000

people in the province as of July 2024 (year-over-year);

•	strong employment growth of 14,800 more jobs in 2024, compared to 2023 (year-to-date as of October 2024);

•	third-lowest unemployment rate in Canada at 5.5 per cent (year-to-date as of October 2024);

•	expanding consumer spending with retail sales up 3.0 per cent and new motor vehicle sales up 20.3 per cent (year-to-date as of August 2024);

•	total exports of more than $33 billion in 2024, and on pace to have the third-highest annual total exports in provincial history (year-to-date as of September 2024); and

•	strong non-residential investment growth of 25.1 per cent (year-to-date as of August 2024) – see Table 6.

Private-sector forecasters anticipate Saskatchewan’s real GDP growth will accelerate to 1.7 per cent in 2025 amidst modest growth in the United States and Canada, and global economic uncertainty (see Table 7). Investment will continue to be one of the key growth drivers over the medium term, as major private-sector capital projects with an estimated value of $44.9 billion over the next five years or more are in various stages of development.

Revenue

Total revenue at mid-year is forecast to increase $275.1 million, or 1.4 per cent, higher than budget.

Other Own-Source revenue is forecast to increase $235.5 million compared to budget due to improvements across the majority of revenue sources in this category, including increases in investment and insurance income.

Taxation revenue is forecast to increase by $133 million, primarily due to an increase in corporate income taxes resulting from Saskatchewan’s robust 2023 tax assessments, which were buoyed by the province’s strong economy. This is partially offset by softening across some of the other taxation categories.

Transfers from the Federal Government are forecast to increase $33.1 million.

Net Income from Government Business Enterprises is forecast to decrease by $24.3 million, primarily due to a decrease in customer demand at SaskPower as a result of milder weather and lower than anticipated growth in sales at SGI. This is partially offset by revenue increases at the Saskatchewan Workers’ Compensation Board, Lotteries and Gaming Saskatchewan, and SaskEnergy.

2024-25 Mid-Year Report	1

Non-Renewable Resource revenue is forecast to decrease $102.2 million, primarily due to potash prices decreasing. This is partially offset by an increase in revenue from the oil and gas, and uranium sectors.

For a more detailed review of revenue, see Table 8.

Key resource assumptions:

•	A US$1 per barrel change in the fiscal-year average West Texas Intermediate (WTI) oil price results in an estimated $18 million change in oil revenue (all else being equal).

•	A US$10 per tonne change in the fiscal-year average price results in a $68 million change in potash revenue (all else being equal).

•	A 1 US cent change in the fiscal-year average exchange rate results in an estimated $46 million change in non-renewable resource revenue (all else being equal).

Note: A lower exchange rate results in higher revenue, as resource exports are priced in U.S. dollars.

For more resource assumptions, see Table 9.

Expense

At mid-year, expense is forecast to increase by $745.5 million, or 3.7 per cent, from budget to provide programs and services for the people of Saskatchewan.

The Agriculture expense theme forecasts a pressure of $385 million, or 25.1 per cent, from budget, primarily due to an increase in crop insurance claims through the Saskatchewan Crop Insurance Corporation.

The Protection of Persons and Property expense theme saw an increase of $128 million, which was primarily related to operating pressures within correctional facilities and wildfire response efforts.

The Health expense theme increased $100 million from budget due to service and volume pressures across the health care system.

As reported in the 2024-25 First Quarter Report, Financing Charges are forecast to increase $38.7 million due to an earlier issuance for 2024-25 borrowing to take advantage of favourable market conditions. However, this is offset by a related increase in investment income revenue.

The ratification of the Saskatchewan Government and General Employees’ Union collective bargaining agreement and subsequent employee compensation expense impacts were shown entirely in the General Government theme in the first quarter report. They are now distributed across multiple expense themes, including Protection of Persons and Property; General Government; Economic Development; and Environment and Natural Resources.

The expense themes of Education, Social Services and Assistance, and Transportation are all forecast to be on budget. The Community Development theme is forecast to have a slight decrease from budget.

For a more detailed review of expense, see Table 2.

Debt

Total gross debt at mid-year is forecast to be $35.2 billion, an increase of $388.5 million from budget and $12.3 million lower than the first quarter.

Taxpayer-supported debt is virtually unchanged from budget, as there are sufficient cash levels to accommodate the change in deficit without additional borrowing.

Self-supported debt is forecast to increase $391.6 million, or 2.8 per cent, from budget and a decrease of $12.7 million from the first quarter. The change in self-supported debt is primarily due to SaskPower’s additional need for borrowing for clean electricity transition projects combined with lower forecast net income, offset partially by decreases at SaskEnergy, SaskWater and SaskTel due to lower capital spending.

For a more detailed review of net debt, see Table 10, and for more information on gross debt, see Table 11.

Saskatchewan’s net debt-to-GDP ratio is projected to be 13.9 per cent at March 31, 2025, an improvement over the budget projection of 14 per cent. This is driven by the decrease (improvement) in the value of opening net debt as a result of the 2023-24 operating surplus. Saskatchewan’s net debt-to-GDP ratio remains second best among all provinces.

For a more detailed review of net debt as a per cent of GDP, see Figure 1.

2024-25 Mid-Year Report	2

TABLE 1: 2024-25 ECONOMIC AND FISCAL OVERVIEW

(Millions of Dollars)

				Mid-Year Change From
	Budget	First Quarter	Mid-Year	Budget	First Quarter
Revenue	19,861.9	19,953.8	20,137.0	275.1	183.2
Expense	20,135.1	20,307.6	20,880.5	745.5	572.9

Surplus (Deficit)	(273.2)	(353.8)	(743.5)	(470.4)	(389.8)

Key Metrics
Gross debt ($M)	34,812.5	35,213.3	35,201.0	388.5	(12.3)
Net debt ($M)	16,347.3	15,603.0	15,968.5	(378.8)	365.5
Net debt as % of GDP*	14.0	13.4	13.9	(0.1)	0.5

TABLE 2: 2024-25 BUDGET UPDATE - MID-YEAR

(Millions of Dollars)

				Mid-Year Change From
	Budget	First Quarter	Mid-Year	Budget	First Quarter
Revenue
Taxation	9,723.3	9,723.3	9,856.2	133.0	133.0
Non-Renewable Resources	2,686.3	2,672.3	2,584.1	(102.2)	(88.1)
Net Income from GBEs*	657.0	652.1	632.7	(24.3)	(19.5)
Other Own-Source	3,015.6	3,140.3	3,251.1	235.5	110.8
Federal Transfers	3,779.7	3,765.8	3,812.8	33.1	47.0

Total Revenue	19,861.9	19,953.8	20,137.0	275.1	183.2

Expense
Agriculture	1,531.5	1,531.5	1,916.5	385.0	385.0
Community Development	904.8	904.8	892.3	(12.6)	(12.6)
Economic Development	329.7	329.7	336.7	7.0	7.0
Education	4,414.5	4,414.5	4,414.5	—	—
Environment and Natural Resources	373.6	373.6	380.2	6.6	6.6
Financing Charges	911.5	950.2	950.2	38.7	—
General Government	581.4	715.3	674.1	92.7	(41.1)
Health	7,639.8	7,639.8	7,739.8	100.0	100.0
Protection of Persons and Property	1,004.9	1,004.9	1,132.9	128.0	128.0
Social Services and Assistance	1,764.9	1,764.9	1,764.9	—	—
Transportation	678.3	678.3	678.3	—	—

Total Expense	20,135.1	20,307.6	20,880.5	745.5	572.9

Surplus (Deficit)	(273.2)	(353.8)	(743.5)	(470.4)	(389.8)

Numbers may not add due to rounding.

*	Government Business Enterprises

2024-25 Mid-Year Report	3

TABLE 3: PRIVATE-SECTOR FORECASTS AT A GLANCE

(per cent change unless otherwise noted)

	2024-25 Budget			2024-25 Mid-Year
	Actual 2023	2024	2025	2024	2025
Real GDP	2.3	1.0	1.8	1.4	1.7
Nominal GDP	(4.8)	2.1	3.2	3.7	3.4
Consumer Price Index	3.9	2.6	2.0	1.5	1.9
Employment growth (000s)	10.7	8.4	8.8	12.4	9.1
Unemployment rate (% level)	4.8	5.5	5.6	5.5	5.6

Sources: Statistics Canada (2023); average private-sector forecasts (2024-2025) at mid-year as of October 21, 2024, and at budget as of January 12, 2024.

TABLE 4: PRIVATE-SECTOR FORECASTS OF SASKATCHEWAN REAL GDP GROWTH*

(per cent change)

	2024	2025	Release Date
S&P Global Market Intelligence	2.1	1.5	Oct-24
Conference Board of Canada	0.6	2.5	Aug-24
RBC	1.9	1.5	Sep-24
BMO	1.0	1.6	Oct-24
CIBC	2.0	1.8	Oct-24
TD Bank	1.7	1.7	Sep-24
Scotiabank	1.3	2.0	Oct-24
National Bank of Canada	0.7	1.4	Oct-24
Laurentian Bank	1.1	1.5	Sep-24

Average of Private-Sector Forecasts	1.4	1.7

Average Private-Sector Forecasts at 2024-25 Budget	1.0	1.8	Mar-24

*	As of October 21, 2024.

TABLE 5: PRIVATE-SECTOR FORECASTS OF REAL GDP GROWTH BY PROVINCE*

(per cent change)

	2024	Rank	2025	Rank
British Columbia	0.8	10	1.8	4
Alberta	1.8	2	2.1	1
Saskatchewan	1.4	4	1.7	6
Manitoba	1.1	6	1.6	7
Ontario	1.0	8	1.8	5
Quebec	1.0	7	1.5	9
New Brunswick	1.0	9	1.4	10
Nova Scotia	1.1	5	1.5	8
Prince Edward Island	1.5	3	2.0	3
Newfoundland and Labrador	3.0	1	2.1	2
Canada	1.6		1.7

*	As of October 21, 2024.

2024-25 Mid-Year Report	4

TABLE 6: SASKATCHEWAN ECONOMIC INDICATORS IN 2024

(as of Mid-Year)

	2024 YTD Levels	5-Year YTD Average3		2023-24 YTD Change (%)4		Time Period
				SK	Canada
Population (000s)	1,239.9	1,177.4		2.5%	3.0%	At July 1
Employment (000s)[1]	605.5	571.6		2.5%	1.8%	Jan.-Oct.
Unemployment rate (%)[1]	5.5	6.1		5.5	6.3	Jan.-Oct.
Employment rate (%)[1]	63.8	63.8		63.8	61.2	Jan.-Oct.
Consumer Price Index (2002=100) [1]	162.0	147.4		1.4%	2.5%	Jan.-Sep.
Average weekly earnings ($)[1]	1,206.0	1,105.1		3.8%	4.2%	Jan.-Aug.
Retail sales ($B)[2]	17.0	15.0		3.0%	1.0%	Jan.-Aug.
Wholesale trade ($B) [2]	36.0	n.a	[5]	n.a [5]	n.a [5]	Jan.-Aug.
New motor vehicle sales (# of units) [2]	34,117	29,346		20.3%	10.5%	Jan.-Aug.
Food services & drinking places sales ($M) [2]	1,653.2	1,311.7		4.9%	4.6%	Jan.-Aug.
Manufacturing sales ($B) [2]	15.8	13.8		-5.2%	-2.5%	Jan.-Aug.
International goods exports ($B) [2]	33.1	29.0		-10.3%	0.7%	Jan.-Sep.
Building permits ($B) [2]	1.9	1.3		13.8%	2.9%	Jan.-Aug.
Housing starts (# of Units) [2]	3,135	3,703		-4.1%	1.8%	Q1 - Q3
Investment in building construction ($B) [2]	3.2	2.6		17.0%	6.6%	Jan.-Aug.
Residential ($B) [2]	2.1	1.7		13.1%	7.1%	Jan.-Aug.
Non-residential ($B) [2]	1.1	0.8		25.1%	5.4%	Jan.-Aug.

Source:	Statistics Canada, November 2024.

[1]	Year-to-date average.
[2]	Year-to-date total.
[3]	Year-to-date average from 2019 to 2023.
[4]	Unemployment rate and employment rate are reported as year-to-date percentage levels, not percentage changes.
[5]	As a result of Statistic Canada methodology changes, comparison to prior years is not applicable.

TABLE 7: CANADA AND U.S ECONOMIC ASSUMPTIONS

	2024-25 Budget				2024-25 Mid-Year
	Actual 2023	2024	2025	2026	2024	2025	2026
Canadian real GDP growth (%)	1.2	0.7	2.0	2.2	1.1	1.8	2.1
U.S. real GDP growth (%)	2.5	1.5	1.6	2.0	2.6	1.7	1.8
Canada CPI growth (%)	3.9	2.4	2.3	2.1	2.6	2.1	2.1
Canadian short-term interest rate (%)	4.80	4.7	3.1	2.4	4.5	3.3	2.8
10-yr Government of Canada bond (%)	3.30	3.2	3.0	2.9	3.3	3.1	3.1
Canadian dollar (US cents)	74.10	74.8	75.8	76.1	73.5	75.3	77.2

Sources: Statistics Canada, S&P Global Market Intelligence, CBoC, Ministry of Finance as of September 2024.

2024-25 Mid-Year Report	5

TABLE 8: 2024-25 SCHEDULE OF REVENUE

(Millions of Dollars)

Mid-Year Change From
	Budget	First Quarter	Mid-Year	Budget	First Quarter
Taxation
Corporation income	1,209.0	1,209.0	1,530.0	321.0	321.0
Fuel	521.3	521.3	521.3	—	—
Individual income	3,295.3	3,295.3	3,248.3	(47.0)	(47.0)
Property	805.0	805.0	805.0	—	—
Provincial sales	3,196.4	3,196.4	3,071.4	(125.0)	(125.0)
Tobacco	150.0	150.0	134.0	(16.0)	(16.0)
Other	546.3	546.3	546.3	—	—

Total Taxation	9,723.3	9,723.3	9,856.2	133.0	133.0

Non-Renewable Resources
Mineral Disposition Public Offerings	69.9	63.2	54.7	(15.2)	(8.5)
Oil and natural gas	1,061.9	1,162.1	1,111.1	49.2	(51.0)
Potash	796.4	665.0	638.2	(158.2)	(26.8)
Resource surcharge	551.1	551.1	551.1	—	—
Other	207.0	230.9	229.1	22.1	(1.8)

Total Non-Renewable Resources	2,686.3	2,672.3	2,584.1	(102.2)	(88.2)

Net Income from Government Business Enterprises
Municipal Financing Corporation	0.6	0.6	0.6	—	—
Saskatchewan Auto Fund	(207.3)	(207.3)	(209.9)	(2.7)	(2.7)
Lotteries and Gaming Saskatchewan[1,2]	177.0	177.4	190.6	13.6	13.2
Saskatchewan Government Insurance	127.4	127.4	75.3	(52.2)	(52.2)
Saskatchewan Liquor and Gaming Authority[2]	259.6	257.1	257.9	(1.7)	0.8
Saskatchewan Power Corporation	191.5	149.2	137.9	(53.6)	(11.3)
Saskatchewan Telecommunications Holding Corporation	96.0	96.0	96.0	—	—
Saskatchewan Water Corporation	7.3	6.9	6.9	(0.4)	—
SaskEnergy Incorporated	48.4	61.3	53.1	4.7	(8.2)
Saskatchewan Workers’ Compensation Board	(16.0)	4.9	45.6	61.6	40.7
Consolidation Adjustments	(27.7)	(21.4)	(21.4)	6.4	—

Total Net Income from Government Business Enterprises	657.0	652.1	632.7	(24.3)	(19.4)

Other Own-Source
Fees	1,270.3	1,300.7	1,309.0	38.7	8.3
Insurance	487.2	487.1	554.7	67.5	67.6
Investment income	307.4	352.9	350.7	43.3	(2.2)
Output-Based Performance Standards	351.3	351.3	345.1	(6.2)	(6.2)
Transfers from other governments	70.6	71.9	76.0	5.4	4.1
Miscellaneous	528.8	576.4	615.7	86.9	39.3

Total Other Own-Source	3,015.6	3,140.3	3,251.1	235.5	110.8

Transfers from the Federal Government
Canada Health Transfer	1,564.7	1,564.7	1,564.7	—	—
Canada Social Transfer	508.0	508.0	508.0	—	—
Other	1,707.0	1,693.1	1,740.1	33.1	47.0

Total Transfers from the Federal Government	3,779.7	3,765.8	3,812.8	33.1	47.0

Total Revenue	19,861.9	19,953.8	20,137.0	275.1	183.2

2024-25 Mid-Year Report	6

TABLE 9: RESOURCE ASSUMPTIONS (FISCAL YEAR)

	2024-25			Mid-Year Change from
	Budget	First Quarter	Mid-Year	Budget	First Quarter
WTI oil price (US$/barrel)	77.00	81.00	76.50	(0.50)	(4.50)
Light-heavy differential (% of WTI)	14.5	12.4	12.3	(2.20)	(0.10)
Well-head oil price (C$/barrel)[1]	81.64	87.36	82.43	0.79	(4.93)
Oil production (million barrels)	166.7	169.1	166.1	(0.60)	(3.00)

Potash price (netback, US$/KCl tonne)	268	241	234	(34)	(7)
Potash price (netback, C$/K2O tonne)	590	531	518	(72)	(13)
Potash sales (million KCl tonnes)	24.9	24.7	24.8	(0.1)	0.1
Uranium price (C$ per kg)	153	166	166	12.62	0.01
Uranium sales (million kgs)	16.30	16.50	16.47	0.17	(0.03)
Canadian dollar (US cents)	74.36	74.49	73.49	(0.87)	(1.00)

[1]	The average price per barrel of Saskatchewan light, medium and heavy oil.

TABLE 10: 2024-25 STATEMENT OF CHANGE IN NET DEBT - MID-YEAR

(Millions of Dollars)

	2023-24 Actuals	2024-25 Budget	First Quarter	Mid-Year	Change from Budget
Operating (deficit) surplus	182.2	(273.2)	(353.8)	(743.5)	(470.4)
Acquisition of GSO capital assets	(1,282.4)	(1,597.1)	(1,597.2)	(1,573.1)	24.0
Amortization of GSO capital assets[1]	1,039.5	691.8	694.7	694.9	3.1
Net acquisition of other non-financial assets	13.8	—	—	—	—

Decrease (Increase) in Net Debt from Operations	(46.9)	(1,178.5)	(1,256.3)	(1,621.7)	(443.3)
Adjustments[3]	297.9	—	—	—	—
Decrease (Increase) in Net Debt	251.0	(1,178.5)	(1,256.3)	(1,621.7)	(443.3)
Net assets (debt), beginning of year[2]	(14,597.8)	(15,168.8)	(14,346.7)	(14,346.7)	822.1

Net Assets (Debt), end of year	(14,346.7)	(16,347.3)	(15,603.0)	(15,968.5)	378.8

Totals may not add due to rounding.

[1]	Includes disposals and in year adjustments.
[2]	Net debt as at March 31, 2024, as reported in the 2023-24 Summary Financial Statements.
[3]

Adjustment to net debt is the result of changes in accounting standards and is comprised of adjustment to accumulated deficit, beginning of year and adjustment to capital assets, beginning of year. Accounting changes in 2023-24 are related to insurance contracts and public private partnerships.

2024-25 Mid-Year Report	7

TABLE 11: 2024-25 SCHEDULE OF GROSS DEBT - MID-YEAR (As at March 31, 2025)

(Millions of Dollars)

				Mid-Year Change from
	Budget	First Quarter	Mid-Year	Budget	First Quarter
Government Service Organization Debt
General Revenue Fund - operating	7,463.9	7,463.9	7,463.9	—	—
- Saskatchewan Capital Plan [1]	13,371.1	13,371.1	13,371.1	—	—
Boards of education	106.1	106.1	106.1	—	—
Global Transportation Hub Authority	17.0	17.0	17.0	—	—
Health-sector affiliates	5.7	4.4	4.4	(1.3)	—
Innovation Saskatchewan	51.3	51.3	51.3	—	—
Saskatchewan Health Authority	41.1	41.1	41.5	0.4	0.4
Water Security Agency	1.5	1.5	1.6	0.1	0.1
Other	5.4	3.2	3.1	(2.3)	(0.1)

Taxpayer-Supported Debt	21,063.1	21,059.6	21,060.0	(3.1)	0.4

Government Business Enterprise (GBE) Debt
Lotteries and Gaming Saskatchewan Corporation	49.0	49.0	49.0	—	—
Municipal Financing Corporation of Saskatchewan	343.2	359.2	359.2	16.0	—
Saskatchewan Liquor and Gaming Authority	—	—	—	—	—
Saskatchewan Power Corporation	9,047.5	9,505.1	9,590.1	542.6	85.0
Saskatchewan Telecommunications Holding Corporation	1,923.2	1,924.9	1,901.0	(22.2)	(23.9)
Saskatchewan Water Corporation	143.2	130.3	114.2	(29.0)	(16.1)
SaskEnergy Incorporated	2,243.3	2,185.2	2,127.5	(115.8)	(57.7)

Self-Supporting Debt [2]	13,749.4	14,153.7	14,141.0	391.6	(12.7)

Total	34,812.5	35,213.3	35,201.0	388.5	(12.3)

Guaranteed Debt	75.2	75.2	75.2	—	—

[1]	General Revenue Fund (GRF) - the Saskatchewan Capital Plan consists of amounts borrowed by the GRF to finance investment in infrastructure assets.
[2]

GBE debt includes general debt and GBE-specific debt. General debt of GBEs is the amount transferred from the GRF to a GBE and recorded as a loan receivable in the Summary Financial Statements. GBE-specific debt is debt issued by, or specifically on behalf of GBEs. GBE-specific debt is included in “Investment in Government Business Enterprises” in the Summary Financial Statements.

2024-25 Mid-Year Report	8

FIGURE 1: NET DEBT AS A PERCENT OF GDP

44.845.4 ABSK BC NBPE NSMB ONQC NL CA

Source: Net Debt-Jurisdictions most recent data (as of October 31, 2024).

GDP: SK-average private-sector forecast; all others-Conference Board of Canada (data released in August 2024).

2024-25 Mid-Year Report	9

Prospectus

Province of Saskatchewan

(Canada)

US$2,000,000,000

Debt Securities

We may, from time to time, offer up to US$2,000,000,000 aggregate principal amount of debt securities, consisting of any combination of debentures, notes and bonds, or the equivalent in other currencies (plus such additional principal amount as may be necessary such that, if the debt securities are issued at an original issue discount, the aggregate initial offering price will not exceed US$2,000,000,000), to purchase debt securities. We will provide the specific terms of these debt securities in supplements to this prospectus. You should read this prospectus and the related prospectus supplements carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated February 1, 2022

The prospectus supplement that relates to your debt securities may update or supersede any of the information in this prospectus.

The words “the Province”, “we”, “our”, “ours” and “us” refer to the Province of Saskatchewan.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a Registration Statement that we have filed with the Securities and Exchange Commission (the “SEC”), under a “shelf” registration process. Under this shelf process, we may offer, from time to time, the debt securities described in this prospectus in one or more offerings for a total aggregate principal amount of up to US$2,000,000,000 (plus such additional principal amount as may be necessary such that, if the debt securities are issued at an original issue discount, the aggregate initial offering price will not exceed US$2,000,000,000). This prospectus provides you with a general description of the debt securities we may offer. Each time we use this prospectus to offer debt securities we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change the information this prospectus contains. Before you invest, you should carefully read this prospectus and any prospectus supplement together with the additional information contained in the documents we refer to under the heading “Where You Can Find More Information” below.

References in this prospectus to “$” or “Cdn$” are to lawful money of Canada and “US$” are to lawful money of the United States of America. The noon exchange rate between the U.S. dollar and the Canadian dollar published by the Bank of Canada on January 10, 2022 was approximately Cdn$1.00 = US$0.7887.

WHERE YOU CAN FIND MORE INFORMATION

The Province has filed with the SEC under the Securities Act a registration statement, of which this prospectus forms a part, covering the debt securities. This prospectus does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. If the Province has filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

The registration statement, including its various exhibits, and any reports, statements or other information that the Province has filed with the SEC are available to the public from the SEC’s Electronic Document Gathering and Retrieval System website at http://www.sec.gov, which is commonly known by the acronym EDGAR.

We have not authorized anyone to provide any information other than that contained in this prospectus or any prospectus supplement or free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these debt securities in any state where the offer is not permitted by law. You should not assume that the information in this prospectus or any prospectus supplement or free writing prospectus is accurate as of any date other than the date on the front of those documents. Accordingly, we urge you to review each document we subsequently file with the SEC for updated information.

FORWARD-LOOKING STATEMENTS

The following documents relating to the Province’s debt securities offered by this prospectus may contain forward-looking statements:

•	this prospectus; and

•	any prospectus supplement.

Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, which may change, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date

1

they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

PROVINCE OF SASKATCHEWAN

2

Overview

The Province of Saskatchewan (“Saskatchewan” or “the Province”) was established as a province of Canada in 1905. Saskatchewan is centrally located in Western Canada and is bordered by the provinces of Manitoba to the east and Alberta to the west. The Province shares its 650-kilometer southern border with the American states of North Dakota and Montana and its 450-kilometer northern border with the Northwest Territories of Canada. With a 1,250 kilometer distance from north to south, Saskatchewan covers an area of 652,330 square kilometers.

The sparsely populated northern third of the Province is part of Canada’s Precambrian Shield and consists of forests, rivers and thousands of fresh water lakes. A sizeable commercial forest region is located across the entire central part of Saskatchewan. The southern half of the Province is part of the great continental plain of North America, consisting of a mixed agricultural and parkland area merging southward into open plains, a grain-growing region where the majority of the Province’s population resides. About one-half of all of Canada’s cultivated farm land is located in Saskatchewan.

The population of Saskatchewan was approximately 1,178,681 on July 1, 2020, compared with approximately 1,172,302 on July 1, 2019, and 1,051,443 on July 1, 2010. The Province’s two largest urban areas are the cities of Regina, the capital of Saskatchewan, with a population of approximately 263,184 on July 1, 2020, and Saskatoon, with a population of approximately 336,614 as of the same date.

The climate of Saskatchewan is generally dry with temperatures varying markedly between very distinct seasons. The following table sets forth statistics on Saskatchewan’s population, area and climate.

Population	Area

1,178,681 (July 1, 2020)	Land:

• 570,700 square kilometers

Major Urban Centres	220,350 square miles

Regina	Fresh Water:

• Capital of Saskatchewan	• 81,630 square kilometers

• 263,184 (July 1, 2020)*	31,520 square miles

Saskatoon	Total:

• Centre of Saskatchewan’s resource-based and advanced technology industries	• 652,330 square kilometers

• 336,614 (July 1, 2020)*	251,870 square miles

Farm Land:

Population Density	• 268,655 square kilometers

1 person per 0.55 square kilometer (per 0.21 square mile)	103,730 square miles

Cultivated Farm Land:

Mean Temperatures Range (Regina)	• 202,470 square kilometers

January -11 to -22 degrees Celsius	78,170 square miles

July 26 to 12 degrees Celsius	Commercial Forests:

Mean Precipitation (Regina)	• 126,300 square kilometers

January 15 millimeters	48,760 square miles

July 59 millimeters

Year 364 millimeters

3

Constitutional Framework

Canada consists of a federation of ten provinces with a constitutional division of powers between the federal and provincial governments. Canada was established by the Constitution Act, 1867, an Act of the Parliament of the United Kingdom, and by later enactments including the Constitution Act, 1982, which transferred jurisdiction over the Constitution of Canada (the Constitution) from the United Kingdom to Canada.

Various constitutional issues have been under discussion in Canada for a number of years. On August 20, 1998, in response to a reference from the Federal government, the Supreme Court of Canada ruled that under the Constitution of Canada and international law, Quebec may not secede unilaterally from Canada, but that if the people of Quebec voted to secede by a clear majority vote on a clear question, the other provinces and the Federal Government would be obliged to enter negotiations with Quebec with respect to secession, such negotiations to be guided by constitutional principles, including federalism, democracy, constitutionalism and the rule of law, and the protection of minorities.

Under the Constitution, each provincial Legislature has exclusive authority to borrow money on the sole credit of that province and the authority to raise revenue for provincial purposes through direct taxation within its territorial limits. Legislatures can also raise revenue through taxation in respect of non-renewable natural resources, forestry resources and sites and facilities for electricity production and generation. Each province owns minerals and other resources on its provincial Crown lands and may own sub-surface resources on its other lands. Each province has the right to levy royalties on all lands and minerals which it owns. Each province has the legislative authority to regulate the exploration for and development, conservation and management of non-renewable natural resources, forestry resources and electricity generation. Each province also has legislative authority in the areas of education, health, social services, property and civil rights, natural resources, municipal institutions and generally all matters of a purely local or private nature.

The Parliament of Canada is empowered to borrow money and to raise revenue by any mode or system of taxation. Parliament has legislative authority over, among other things, the federal public debt and federal property, the regulation of trade and commerce, currency and coinage, banks and banking, bankruptcy and insolvency, navigation and shipping, foreign affairs, defence, postal service and unemployment insurance. It also has authority over matters not assigned to the provincial legislatures.

Saskatchewan residents are required to pay both a provincial and federal income tax. While a change in federal income tax rates does not necessitate the adjustment of provincial tax rates, changes in overall effective tax rates for Saskatchewan residents may affect taxes collected by the province. Provincial taxes are also calculated based on federally calculated taxable income. Therefore, a change in the method of calculating this income would directly affect Saskatchewan’s income tax base.

Transfers from the Federal Government

The Canada Health Transfer (CHT) and the Canada Social Transfer (CST) are the Federal Government’s contribution to Saskatchewan in respect of its health care, post-secondary education, childcare, early childhood development and social service programs. The amount of federal assistance does not bear a direct relationship to actual program costs.

The CHT and CST programs were renewed by the Federal Government in 2014-2015 for a 10-year period. For the first three years, a 6.0% annual escalator mechanism was in place for the CHT. Commencing in 2017-18, the CHT was legislated to grow by the three-year average growth rate of national nominal Gross Domestic Product with a floor of 3.0%. In 2020-21 the three-year average growth rate of national nominal Gross Domestic Product is 3.71%, which will be the growth rate for CHT in that year The provincial entitlement is based on an equal per capita cash provincial allocation of a fixed national entitlement, which stands at $1,330.4 million for CHT and $477.4 million for CST for 2021-22.

4

Equalization: Equalization is a federal expenditure program that provides unconditional payments to provinces with below average revenue-raising capacities (fiscal capacities), according to a federal formula. The Constitution states that “Parliament and the Government of Canada are committed to the principle of making Equalization payments to ensure that provincial governments have sufficient revenues to provide reasonably comparable levels of public services at reasonably comparable levels of taxation”.

Saskatchewan had historically been a province that received an Equalization payment, receiving a payment in all but seven years from the first year of the program in 1957-58 through to 2007-08. Due primarily to a strong economy relative to other Canadian jurisdictions combined with reforms to the Equalization program introduced in the 2007 federal budget, Saskatchewan has not qualified for an Equalization payment since 2007-08.

Stabilization. The Federal Government provides to provinces a realization formula under the Federal-Provincial Fiscal Arrangements Act. This legislation provides for Federal grants and interest-free loans to a province if revenue from the province’s own sources plus equalization falls below 95 per cent of the previous year’s level, excluding variations of natural resource revenue. The Federal-Provincial Fiscal Arrangements Act also provides a limited guarantee arrangement to compensate provinces for certain losses incurred during the calendar year in which a national personal income tax change results in provincial income tax reductions.

There are two ways in which a province can qualify for a stabilization payment from the federal Government: (1) a 50% year-over-year decline in resource revenues, net of any offsetting year-over-year increase in non-resource revenues; or, (2) a 5% year-over-year decline in non-resource revenues, net of any offsetting year-over-year increase in resource revenues.

Qualifying revenues are calculated in detail according to the provisions of the Federal-Provincial Fiscal Arrangements Regulations, 2007. The payment limit under the Federal Stabilization Program has recently been increased to $170 per capita (for 2019-20 and 2020-21 claims) and will be indexed to GDP growth thereafter.

It is expected that several provinces (including Saskatchewan) may qualify for the program in respect of their large revenue declines in 2020-21. Pending qualification, program payments for 2020-21 claims would be made in 2023-24 and would be recognized for financial statement purposes at such time as the transfer is authorized by the Federal government.

Provincial Government

The executive power in the Province of Saskatchewan is vested in the Lieutenant Governor acting upon the advice of the Executive Council, which is responsible to the Legislative Assembly. The Lieutenant Governor is appointed by the Governor General of Canada in Council and the Governor General, in turn, is appointed by a commission under the Great Seal of Canada. The Executive Council, which includes the Premier and Cabinet Ministers of the Provincial Government, is appointed by the Lieutenant Governor on the nomination of the leader of the political party which forms the Government. Members of the Executive Council hold seats in the Legislative Assembly.

Saskatchewan’s Legislative Assembly has 61 seats and is elected for a term of four years, subject to earlier dissolution by the Lieutenant Governor acting in accordance with constitutional principles. The Legislative Assembly is usually dissolved by the Lieutenant Governor on the recommendation of the Premier. The most recent Provincial election was held on October 26, 2020, and resulted in a majority for the Saskatchewan Party as the Government of Saskatchewan. The representation in the Legislative Assembly as of October 31, 2020, was as follows: Saskatchewan Party, 48 seats; and, New Democratic Party, 13 seats.

Description of the Economy and Gross Domestic Product

Saskatchewan has a modern, open and diversified economy. Approximately two-thirds of the total value of all goods and services produced in the Province are exported. Major exports include grains, oilseeds, crude oil, potash, natural gas, uranium and manufactured goods. While many of the goods and service producing industries

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are directly or indirectly related to agriculture and natural resources, the provincial economy continues to diversify into information age activities such as high technology, bio-technology and financial and other services. Saskatchewan’s abundance of renewable and non-renewable resources has made it the largest producer of wheat, second largest producer of crude oil and third largest natural gas producer in Canada. Saskatchewan is also one of the world’s leading suppliers of potash and uranium. The provincial government also operates crown-owned businesses, operating in electricity generation, transmission, and distribution, natural gas transmission and distribution, auto insurance and telecommunications.

	2016	2017	2018	2019	2020	Share of 2020 Total	Compound Annual Growth Rate 2016-2020	% Change from 2019
(millions of $ unless otherwise indicated)
Goods-Producing Industries
Agriculture, forestry, fishing and hunting	$7,177	$6,990	$7,032	$7,103	$7,232	9.4%	0.2%	1.8%
Mining	20,187	22,024	22,710	21,930	19,919	25.8%	(0.3%)	(9.2%)
Utilities	1,664	1,771	1,828	1,811	1,763	2.3%	1.4%	(2.7%)
Construction	6,211	6,094	5,776	5,519	4,919	6.4%	(5.7%)	(10.9%)
Manufacturing	4,707	4,751	4,866	4,587	4,213	5.5%	(2.7%)	(8.1%)

Subtotal	39,946	41,630	42,211	40,949	38,045	49.3%	(1.2%)	(7.1%)

Services Industries
Transportation and Warehousing	3,511	3,847	3,944	3,901	3492.3	4.5%	(0.1%)	(10.5%)
Finance, Insurance & Real Estates	9,774	10,097	10,266	10,358	10496.6	13.6%	1.8%	1.3%
Wholesale & Retail Trade	6,943	7,057	7,145	7,081	6951.4	9.0%	0.0%	(1.8%)
Business Services	6,861	6,662	6,577	6,589	5757.6	7.5%	(4.3%)	(12.6%)
Institutions	7,801	7,923	8,129	8,377	7945.9	10.3%	0.5%	(5.1%)
Public Administration	3,903	3,963	4,066	4,133	4,146	5.4%	1.5%	0.3%

Subtotal	38,793	39,548	40,127	40,438	38,790	50.3%	(0.0%)	(4.1%)

Real GDP at Basic Prices*	79,318	81,121	82,092	81,384	77,190	100.0%	(0.7%)	(5.2%)

Notes:	(1) Components may not add due to the use of chained fisher price methodology.

Source:  Statistics Canada. Table 36-10-0402-01 Gross domestic product (GDP) at basic prices, by industry, provinces and territories (x1,000,000)

Key Drivers of the Economy

Agriculture

Based on the 2016 Census of Agriculture, Saskatchewan has 34,523 farms. With slightly less than half of the total land area of the Province utilized for farming, Saskatchewan has approximately half of the cultivated farm land in all of Canada.

Historically, wheat has been Saskatchewan’s largest single grain crop in terms of volume and value. From 2016 to 2020, wheat accounted for 26.7 per cent of all crops grown in the Province and represented 37.5 per cent of wheat grown in Canada. In 2020, wheat’s share accounted for 27.6 per cent of the total Saskatchewan crop

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harvest. Canola and durum have constituted 42.3 per cent of Saskatchewan’s crop harvest from 2016 to 2020 but reflect 54.5 per cent and 80.6 per cent of Canada’s average durum and canola production for that same time period.

CROP PRODUCTION

Crop	2016	2017	2018	2019	2020	Average (2016-2020)

	(metric tonnes)
Barley	3,374,700	3,135,200	3,439,200	4,449,200	4,385,100	3,756,680
Canola	10,682,100	11,311,000	11,308,000	11,089,000	10,202,900	10,918,600
Durum	6,177,900	3,879,000	4,636,100	4,342,400	5,211,200	4,849,320
Flaxseed	473,700	447,600	404,200	359,200	453,100	427,560
Oats	1,653,300	1,989,000	1,689,100	2,215,400	2,296,400	1,968,640
Pulse[1]	5,163,300	4,417,900	4,103,500	4,818,600	5,241,700	4,749,000
Specialty Crops[2]	302,600	239,500	280,300	259,200	218,200	259,960
Wheat	8,370,600	9,306,300	10,241,000	11,018,400	10,773,000	9,941,860
Other[3]	388,500	605,500	357,500	265,800	282,700	380,000

Total[4]	36,586,700	35,331,000	36,458,900	38,817,200	39,064,300	37,251,620

Crop	% of Total	% of Total	% of Total	% of Total
	Sask 2020	Sask 2016-2020	Canada 2020	Canada 2016-2020

	(percentage)
Barley	11.2%	10.1%	47.4%	40.6%
Canola	26.1%	29.3%	51.0%	54.5%
Durum	13.3%	13.0%	86.6%	80.6%
Flaxseed	1.2%	1.1%	83.8%	79.1%
Oats	5.9%	5.3%	59.8%	51.3%
Pulse[1]	13.4%	12.7%	69.5%	63.0%
Specialty Crops[2]	0.6%	0.7%	70.7%	84.3%
Wheat	27.6%	26.7%	40.6%	37.5%
Other[3]	0.7%	1.0%	1.3%	1.7%

Total[4]	100.0%	100.0%	40.6%	38.7%

[1]	Includes dry beans, chick peas, faba beans, lentils and peas.
[2]	Includes canary seed and mustard seed.
[3]	Includes buckwheat, corn for grain, hemp, mixed grains, rye, soybeans and triticale.
[4]	Tame hay and silage have not been included. Components may not add due to rounding.

Sources: Statistics Canada. Table 32-10-0359-01 Estimate areas, yield, production, ave farm price and total farm value of principal field crops

Livestock production is also important in Saskatchewan. Approximately one-quarter of the total Canadian beef cattle herd is located in the Province. Other livestock raised in Saskatchewan include hogs, sheep, lambs, poultry and dairy cattle.

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The following table sets forth Saskatchewan’s farm cash receipts for the five years ended December 31, 2020.

FARM CASH RECEIPTS

	2016	2017	2018	2019	2020	Compound Annual Growth Rate 2016-2020	Share of Total 2020	% Change 2019 to 2020

Crop Cash Receipts	(millions)
Wheat & Durum	$2,607	$2,793	$3,241	$3,272	$3,850	10.2%	28.2%	17.7%
Canola	5,003	5,436	5,293	4,810	5,894	4.2%	43.1%	22.5%
Barley	309	352	465	520	628	19.4%	4.6%	20.8%
Other Crop[1]	3,565	2,542	2,225	2,514	3,301	(1.9%)	24.1%	31.3%

Total Crop Receipts	11,485	11,122	11,225	11,117	13,673	4.5%	100.0%	23.0%

Livestock Cash Receipts
Cattle & Calves	$1,340	$1,545	$1,517	$1,490	$1,374	0.6%	61.2%	(7.8%)
Hogs	280	336	308	358	355	6.1%	15.8%	(0.9%)
Other[2]	436	460	484	514	516	4.3%	23.0%	0.4%

Total Livestock	2,057	2,341	2,309	2,362	2,245	2.2%	100.0%	(4.9%)

Supplementary, Deficiency, Stabilization	$667	$749	$511	$614	$645	1.0%		5.0%

Total Farm Cash Receipts	$14,208	$14,213	$14,045	$14,093	$16,563	3.9%		17.5%

Realized Net Farm Income	$2,878	$2,581	$2,136	$1,726	$4,455	11.5%		158.1%

[1]	Includes net deferments.
[2]	Includes sheep, lambs, dairy products, poultry, eggs and other livestock products.

Sources: Statistics Canada. Table 32-10-0045-01 Farm cash receipts, annual (x 1,000); and Table 32-10-0052-01 Net farm income (x 1,000)

Total farm cash receipts reached $16.6 billion in 2020, up 17.5 per cent from 2019.

Total farm revenue is made up of three components: crop receipts, livestock receipts and government program payments. Crop receipts amounted to $13.7 billion in 2020, up 23.0 per cent from 2019 due to higher production and prices. Wheat, durum and canola accounted for $9.7 billion, or 71.3 per cent, of the year’s total cash receipts from crop sales Farm cash receipts from livestock sales amounted to $2.2 billion in the same year, down 4.9 per cent from 2019. Cattle and calves accounted for $1.4 billion, or 61.2 per cent, of the year’s total cash receipts from livestock sales. Government payments in 2020 amounted to $645 million, up 5.0 per cent from the amount provided by both the federal and provincial governments to farmers in 2019.

Saskatchewan’s 2020 realized net farm income amounted to $4.5 billion, compared with $1.7 billion in 2019. Realized net farm income is the result of deducting farm operating expenses and depreciation cost from farm cash receipts.

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Mining and Petroleum/Natural Gas

In 2020, the total value of mineral sales amounted to $11.9 billion, a decrease of 33.5 per cent from the prior year due to weak oil prices. Crude oil, natural gas and potash accounted for 95.1 per cent of the total value of mineral sales in 2020.

In the first three months of 2021, the value of oil production increased by 36.0 per cent while the value of natural gas sales rose by 24.2 per cent. The value of potash sales increased by 4.8 per cent in the first three months of 2021.

The following table sets forth Saskatchewan’s value and volume of mineral sales for the five years ended December 31, 2020.

MINERAL SALES

	2016	2017	2018	2019	2020	Compound Annual Growth Rate 2016-2020	Share of Total 2020	% Change 2019 to 2020

Value of Sales	(millions of dollars unless otherwise indicated)
Oil[1]	$6,627	$8,894	$9,563	$10,299	$5,548	(4.3%)	46.6%	(46.1%)
Natural Gas	320	346	228	244	314	(0.5%)	2.6%	28.8%
Potash	4,182	4,763	5,713	6,287	5,467	6.9%	45.9%	(13.0%)
Uranium	1,880	1,413	659	711	317	(35.9%)	2.7%	(55.4%)
Other[2]	373	373	360	364	264	(8.3%)	2.2%	(27.5%)

Total	13,382	15,789	16,524	17,904	11,910	(2.9%)	100.0%	(33.5%)
Volume of Production
Oil (millions of barrels)	168	177	178	178	159	(1.4%)		(10.5%)
Natural Gas (millions of cubic metres)	5,333	5,298	5,178	5,050	4,464	(4.3%)		(11.6%)
Potash (thousands of tonnes	10,966	12,407	13,143	12,559	13,618	5.6%		8.4%

[1]	The value of oil sales is not available for 2020 so the amount reflects the value of oil production.
[2]	Includes uranium, gold, sodium sulphate, salt, coal, and base metals and bentonite.

Sources: Saskatchewan Bureau of Statistics (historical data); Ministry of Energy and Resources (current year data).

Oil. Saskatchewan is the second largest crude oil producing province in Canada. Subject to change due to price fluctuations and technology improvements, remaining economically recoverable reserves in the Province are estimated to be 1.2 billion barrels of crude oil.

In 2020, the value of Saskatchewan oil production decreased by 46.1 per cent and the volume of oil production decreased by 10.5 per cent.

Saskatchewan crude oil production is of light, medium and heavy gravity. The major market for Saskatchewan’s oil is the upper Midwest of the United States (approximately 65 to 75 per cent).

Currently, Saskatchewan has two facilities capable of upgrading heavy oil: The Husky Energy Lloydminster Upgrader in Lloydminster and the Co-op Refinery Complex in Regina. Husky’s upgrader currently has a throughput capacity of 82,000 barrels of heavy crude oil per day while the Co-op Refinery Complex has the ability to process 135,000 barrels of crude oil per day. The Moose Jaw Refinery, an affiliate of Gibson Energy Ltd., currently processes about 22,000 barrels per day for use as roofing flux and high quality road asphalt.

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In addition to local companies, a large number of multinational oil and natural gas companies are actively involved in exploration and development in the Province. The oil industry has experienced success with deep drilling discoveries and is adopting technological improvements. For example, new waterflood and enhanced oil recovery (EOR) techniques. The oil industry in the Province invested approximately $18.1 billion in the period from 2016 to 2020 exploring for and developing oil reserves. From 2016 to the end of 2020, 9,641 oil wells were drilled in Saskatchewan. In 2020, 1,057 oil wells were drilled in the Province.

Natural Gas. The volume of Saskatchewan natural gas produced decreased by 11.6 per cent in 2020, while the value of natural gas production available for use or sale increased by 28.8 per cent. The natural gas industry in the Province invested approximately $2 million in the period from 2016 to 2020 exploring for and developing natural gas reserves. During this period, 3 natural gas wells were drilled. In 2020, one natural gas well was drilled in the Province.

Potash. Saskatchewan has ten potash mines that produce potash from massive reserves located in southern Saskatchewan. By conservative estimates, Saskatchewan could supply world demand at current levels for several hundred years. Potash production in Saskatchewan is highly mechanized and relatively low-cost because of the regularity and thickness of deposits and the predictability of ore grades.

In recent years, the Saskatchewan potash industry has accounted for about 30 per cent of the world’s production and world trade. Saskatchewan’s largest potash market is the United States, followed by Brazil, China and India. The Saskatchewan government implemented changes in 2003 and 2005 to the potash tax system to promote sales and investment by the potash industry. As a result of the tax changes and strong demand growth, the potash industry is expected to be one of the main engines of economic growth for the Saskatchewan economy in the future. The Saskatchewan potash industry has spent over $20 billion since 2005, expanding existing mines and developing new mines in the Province, including the K+S solution mine at Bethune, Saskatchewan, the first new potash mine built in the Province since the 1970s. There is also potential for the development of additional new potash mines, such as the BHP Billiton conventional shaft mine at Jansen, which will cost US$5.3 to US$5.7 billion to complete. Other new mines could also be constructed. These expansions of productive capacity are expected to create significant economic spin-offs and thousands of permanent and construction jobs in the Province.

Uranium. Saskatchewan is typically the world’s second largest producer of uranium behind Kazakhstan. Saskatchewan is the sole producer of uranium in Canada and has been producing uranium continuously since 1953. Uranium production is from the Athabasca Basin in northern Saskatchewan, which contains the largest, high-grade uranium deposits in the world and has significant potential for the discovery of additional deposits. Saskatchewan is recognized as a long-term and stable source of uranium.

Cigar Lake began commercial production in 2015. Uranium production in 2020 was solely from the Cigar Lake uranium mine and milled at the McClean Lake uranium mill located in northern Saskatchewan. Construction of the McClean Lake operation began in 1994. The mining and milling of uranium ore from five open-pit mines have been completed and no conventional mining has been carried out at McClean Lake since 2008. Uranium ore mined at Cigar Lake is processed at the McClean Lake mill.

Future uranium production is forecast from several other deposits, including the restart of the McArthur River uranium mine. The McArthur River project began production in 1999 with the ore being processed at the Key Lake mill. Operations at the McArthur River and Key Lake facilities were suspended indefinitely in 2018 due to continued weakness in the uranium market. The operations remain in a safe state of care and maintenance.

Multiple exploration companies are working towards developing new uranium mines in Saskatchewan. The most advanced projects are NexGen Energy’s Rook 1 project, Denison Mines’ Wheeler River project, and Fission Uranium’s Patterson Lake South project.

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The Rabbit Lake mine opened in 1975 was the longest operating uranium mine in North America. Rabbit Lake was transitioned into a safe state of care and maintenance in 2016.

Service Sector

Overview. The service industries form the largest component of the Province’s economy. Services contribute a substantial part of the Province’s economic growth and create the vast majority of jobs. Services accounted for approximately 75.4 per cent of total employment in the Province in 2020.

This sector is comprised of six industries: business, personal and community services; finance, insurance and real estate; wholesale and retail trade; transportation; communication and utilities; and, public administration.

Of these, the biggest sector in terms of output share and employment is business, personal and community services. Output from the business, personal and community services sector accounts for one-fifth of the entire economy and approximately four out of ten jobs in the Province. This segment of the industry consists of: education and related services; heath care institutions, including hospitals, nursing homes and welfare services; religious organizations; amusement and recreation services; business services such as management and business consultants and computer services; personal services; and, accommodation and food.

Finance, insurance and real estate, which constitute a large component of the service-producing industries, represented 13.6 per cent of the entire Saskatchewan economy in 2020. This segment includes banks and other institutions delivering financial services, insurance carriers and agencies and real estate companies.

SERVICE INDUSTRY INDICATORS

	2016	2017	2018	2019	2020	Compound Annual Growth Rate 2016-2020	% Change from 2019

	(millions)
Retail Sales (dollars)	$18,804	$19,577	$19,479	$19,529	$19,274	0.6%	(1.3%)
Wholesale Trade (dollars)	25,754	25,911	26,567	26,352	27,783	1.9%	5.4%
Value of Building Permits (dollars)	1,971	2,196	1,834	1,588	1,392	(8.3%)	(12.3%)
Manufacturing Sales (dollars)	13,654	15,181	17,211	15,554	13,368	(0.5%)	(14.0%)

	$60,182	$62,865	$65,092	$63,023	$61,817	0.7%	(1.9%)

New Housing Starts (units)	4,775	4,904	3,610	2,427	3,087	(10.3%)	27.2%
New Motor Vehicle Sales (units)	52,099	56,292	50,224	48,669	41,817	(5.3%)	(14.1%)

Sources: Statistics Canada. Table 20-10-0008-02 Retail trade sales by industry (x 1,000); Table 20-10-0074-01 Wholesale trade, sales (x 1,000); Table 34-10-0066-01 Building permits, by type of structure and type of work (x 1,000); Table 16-10-0048-01 Manufacturing sales by industry and province, monthly (dollars unless otherwise noted) (x 1,000); Table 34-10-0135-01 Canada Mortgage and Housing Corporation, housing starts, under construction and completions, all areas, quarterly; and Table 20-10-0001-01 New motor vehicle sales

Crown Corporations

Saskatchewan’s Crown corporations are involved in a broad range of activities including providing electricity, natural gas, telecommunications, insurance and other goods and services. Crown corporations are almost exclusively commercial enterprises intended to be self-sustaining.

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CIC is a provincial Crown corporation without share capital, established and operating under the authority of The Crown Corporations Act, 1993. CIC as a legal entity does not carry debt. CIC is wholly owned by the Government of Saskatchewan. CIC is responsible for certain government investments including Crown corporations and financial and operating investments.

CIC administers seven subsidiary Crown corporations. Following is a brief commentary on CIC’s five major holdings.

SGI CANADA

SGI CANADA is the trade name of the property and casualty insurance division of Saskatchewan Government Insurance (SGI) which offers products in five Canadian provinces. It operates as SGI CANADA in Saskatchewan, SGI CANADA Insurance Services Ltd. (SCISL) in Alberta, Manitoba, British Columbia, and Ontario. SCISL also has a wholly-owned subsidiary, Coachman Insurance Company, that operates in Ontario. Products are sold through a network of 158 independent brokers throughout Saskatchewan and 202 brokers operating in Manitoba, Alberta, British Columbia, and Ontario.

Saskatchewan Auto Fund

As the compulsory automobile insurance program for Saskatchewan residents, the Auto Fund provides vehicle registrations, driver’s licences, basic minimum liability insurance required to operate a vehicle and coverage for damage to or loss of an insured’s vehicle, subject to a deductible. The Auto Fund is administered by SGI. SGI’s role is to oversee the operations of the Auto Fund for the Province of Saskatchewan based on the legislative requirements contained in The Automobile Accident Insurance Act.

The Auto Fund does not receive money from, nor pay dividends to, the Province of Saskatchewan, SGI, or CIC. The Auto Fund is operated on a self-sustaining basis viewed over a long-term time frame. Any annual financial excess or deficiencies of the Auto Fund are recorded in its Rate Stabilization Reserve (RSR). The RSR is held on behalf of Saskatchewan’s motoring public and cannot be used for any other purpose by the government or the administrator.

The Saskatchewan Auto Fund is not a Crown corporation and is not included in CIC’s consolidated results. However, it is administered by Saskatchewan Government Insurance (SGI).

SaskPower

SaskPower is Saskatchewan’s leading energy supplier. It generates, purchases, transmits, distributes, and sells electricity and related products and services. SaskPower uses a wide range of fuels including natural gas, coal, hydro, and wind.

SaskTel

SaskTel provides competitive wireless, voice, entertainment, internet, data, equipment, marketing, security, software and consulting products and services. The corporation’s major asset is a wholly-owned subsidiary, Saskatchewan Telecommunications, which has been the principal supplier of telecommunications in Saskatchewan for over 100 years. SaskTel’s operations are regulated by the Canadian Radio-television and Telecommunications Commission.

SaskEnergy

SaskEnergy operates a natural gas distribution utility that provides natural gas and related services to residential, farm, commercial, and industrial customers in Saskatchewan. In addition, TransGas Limited (TransGas) is SaskEnergy’s wholly-owned natural gas transmission and storage subsidiary.

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Fiscal Year 2020-21 Highlights - Consolidated Basis

(millions of dollars)	2016-17	2017-18	2018-19	2019-20	2020-21
SGI CANADA	$65.2	$59.4	$48.0	$49.9	$172.1
SaskPower	56.3	145.5	197.0	205.8	160.2
SaskTel	134.8	121.0	127.4	119.8	130.8
SaskEnergy	145.6	143.5	165.7	43.5	80.8
CIC Asset Management Inc.	(3.0)	(2.6)	(6.0)	2.2	17.1
SaskWater	6.5	8.1	7.5	8.4	8.3
Saskatchewan Immigrant Investor Fund	(1.4)	(1.1)	(2.2)	7.1	2.4
Saskatchewan Opportunities Corporation	0.5	5.6	3.5	3.0	0.6
Saskatchewan Transportation Company	(5.3)	26.6	—	—	—
Saskatchewan Gaming Corporation	24.4	23.2	22.5	20.1	(13.4)
CIC (Separate)	132.1	213.1	235.3	212.5	272.4
Other[1]	(157.1)	(239.3)	(258.1)	(236.9)	(245.9)

CIC Consolidated net earnings	$398.6	$503.0	$540.6	$435.4	$585.4

Saskatchewan Auto Fund	$188.7	$210.1	$77.5	($46.7)	$283.4

[1]

Includes First Nations and Métis Fund Inc., CIC Economic Holdco Ltd., and consolidation adjustments. Consolidation adjustments reflect the elimination of all inter-entity transactions, such as grants from CIC to Crown corporations, revenues and expenses between Crown corporations, and dividends paid by Crown corporations to CIC.

Economic Outlook

COVID-19 Health Emergency and Oil Prices

Saskatchewan faces challenges as a result of the unprecedented impact of the COVID-19 health emergency and weak oil prices in 2020. Saskatchewan fourth-wave case numbers peaked in late September but began a sharp decline in the middle of October. The 7-day average of new cases was 50.9 cases per day (4.3 per 100,000) and COVID hospitalizations were down to 105 in total (8.9 per 100,000). The Province introduced measures to combat the fourth wave, including a vaccine passport and mask mandate, which remain in effect and will continue for the foreseeable future.

Most recently, as in most jurisdictions in North America, Saskatchewan experienced a material increase in COVID cases in late December 2021 and early January 2022 as a result of the Omicron variant. The number of daily new cases increased during the last week of December 2021, primarily due to the new variant. The average daily new cases rose from approximately 50 per day in mid-December to around 500 at the beginning of 2022. When compared with the previous wave, which was dominated by the Delta variant, hospitalizations as a percentage of active cases appear to be notably lower; on September 16, 2021, there were 4,064 active cases, including 218 hospitalized cases; on January 4, 2022, there were 4,062 active cases, including 95 hospitalized cases. This trend of more daily cases accompanied by fewer hospitalizations has continued.

As of January 11, 2022, the Government of Saskatchewan has not imposed further economic or social restrictions on the Province. The ultimate impact of the Omicron variant on the Province is not known at this time.

The Province does not anticipate a material change in its expectations for employment or consumer spending as a result of its most recent wave of COVID-19. In November 2021, Saskatchewan’s seasonally-adjusted unemployment rate declined to 5.2 per cent during the fourth wave.

Most economic indicators suggest the impact of these factors appears to have been less than initially forecast for 2020. In 2021, Saskatchewan’s economy is expected to continue on a path of recovery as global demand and oil prices recover, and business and consumer confidence is expected to regain momentum.

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As of September 30, 2021, Saskatchewan’s real GDP is expected to grow by 3.6 per cent in 2021 and 3.8 per cent in 2022.

Employment is currently forecast to increase by 15,900 jobs in 2021 and by another 12,000 jobs in 2022. Unemployment is forecast to average 7.0 percent in 2021. Retail and whole trade account for 10,170 of the total 13,730 jobs from January to October 2021.

Challenges facing the agriculture sector

Saskatchewan Crop Insurance Corporation “SCIC” is jointly funded by producers and the federal and provincial governments to provide production insurance to Saskatchewan producers.

As of the Province’s Mid-Year Report, crop production fell by approximately 40.6 per cent due to widespread drought conditions. This year’s crop size of approximately 22.3 million tonnes is well below the 10-year average of approximately 33.0 million tonnes. The Province forecasts total Crop insurance indemnities for the year to be $2.4 billion, which will be partially offset by private reinsurance revenues of approximately $400 million.

Increase in Oil Prices

The increase in oil prices since Saskatchewan issued its 2021-22 Budget in April of 2021 improved forecasted revenue from non-renewable resources as reflected in the Province’s Mid-Year Report.

Risks to the Outlook

•

Changes in economic factors such as economic growth or decline, commodity and non-renewable resource prices, inflation, interest rates, marketplace competition, trade barriers, population change, personal income and retail sales present risks to the outlook for Saskatchewan’s economy.

Saskatchewan is reliant on the revenue from non-renewable resources and, thus, the Province’s financial results can be influenced by other external factors, most notably the price of oil and of potash. The fiscal impact of these changes in economic assumptions is estimated on a regular basis to quantify the risk associated with each assumption.

As of the Province’s Mid-Year Report, underlying assumption sensitivities included the following:

	Change	Net Impact
Oil Price (WTI US$/barrel)	$1	$14M
Exchange Rate	1 cent	$33M
Potash Prices (US$/KCI tonne)	$1	$6M

•

Factors affecting agricultural production (crop and livestock) including weather and moisture conditions, as well as market prices for both commodities and the related inputs cost (such as fertilizer, fuel, etc.).

•	Risk and uncertainties regarding future effects of the COVID-19 pandemic.

Debt of the Province

For information regarding the Province’s outstanding debt, refer to Annex A—Public Accounts 2020-21 Volume 1 and Annex D—Term Debt Outstanding and Debt Summary.

Exports and Imports

Based on Statistics Canada’s Provincial Economic Accounts, Saskatchewan’s international exports were $33.9 billion in 2019 and accounted for 64.0 per cent of total exports. The other 36.0 per cent of exports consisted of trade with other Canadian provinces. International exports increased at a compound average annual rate of 4.0 per cent over the period from 2016 to 2019. Total exports to other provinces were $19.1 billion in 2019 and increased by 2.8 per cent from 2016 to 2019.

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The trade balance was $5.4 billion in 2019, an increase of 25.7 per cent since 2016.

The following table sets forth details of Saskatchewan’s exports and imports at current market prices for the five years ended December 31, 2020.

	2016	2017	2018	2019	Compound Annual Growth Rate 2016-2019	Share of Total 2019

	(millions of dollars)
Exports
To other countries	$28,959	$32,186	$34,516	$33,892	5.4%	64.0%
Goods	27,399	30,589	32,880	32,227	5.6%	60.8%
Services	1,560	1,597	1,636	1,665	2.2%	3.2%
To other provinces	17,081	18,005	18,855	19,095	3.8%	36.0%
Goods	9,993	10,819	11,415	11,483	4.7%	21.7%
Services	7,088	7,186	7,440	7,612	2.4%	14.4%

Total exports of goods and services	$46,040	$50,191	$53,371	$52,987	4.8%	100.0%

Imports
From other countries	$19,002	$20,244	$20,640	$20,898	3.2%	43.9%
Goods	16,161	17,352	17,626	17,748	3.2%	37.3%
Services	2,841	2,892	3,014	3,150	3.5%	6.6%
From other provinces	24,885	26,006	26,638	26,719	2.4%	56.1%
Goods	10,413	10,833	11,017	11,111	2.2%	23.3%
Services	14,472	15,173	15,621	15,608	2.6%	32.8%

Total imports of goods and services	$43,887	$46,250	$47,278	$47,617	2.8%	100.0%

Balance of Trade	$2,153	$3,941	$6,093	$5,370	35.6%

Sources: Statistics Canada. Table 36-10-0222-01 Gross domestic product, expenditure-based, provincial and territorial, annual (x 1,000,000)

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Farm and intermediate food products, energy products (crude oil) and non-metallic minerals (potash) are Saskatchewan’s principal exports, accounting for 55.5 per cent, 17.0 per cent and 20.0 per cent, respectively, of total international exports in 2020. For the five years ended December 31, 2020, total international exports increased by 3.4 per cent per year while imports increased by an average of 2.6 per cent per year.

	2016	2017	2018	2019	2020	Compound Annual Growth Rate 2016-2020	Share of Total 2020

	(millions of dollars)
Exports
Farm, fishing and intermediate food products	$14,364	$13,276	$13,355	$12,831	$16,788	4.0%	55.5%
Energy products	5,424	7,990	8,082	7,737	5,132	(1.4%)	17.0%
Metal ores and non-metallic minerals	4,695	5,087	6,424	6,560	6,046	6.5%	20.0%
Other	1,954	2,304	2,773	2,481	2,287	4.0%	7.6%

Total Exports	$26,437	$28,657	$30,634	$29,609	$30,254	3.4%	100.0%

Imports
Chemical, plastic and rubber products	$1,413	$1,748	$1,846	$1,775	$1,734	5.3%	17.4%
Machinery, equipment and parts	3,110	3,893	4,172	4,112	3,050	(0.5%)	30.6%
Motor vehicles and parts	854	1,368	1,560	1,382	955	2.8%	9.6%
Others	3,614	4,586	3,592	3,620	4,237	4.1%	42.5%

Total	$8,991	$11,594	$11,170	$10,889	$9,975	2.6%	100.0%

Balance of Trade	$17,446	$17,063	$19,464	$18,719	$20,279	3.8%

Sources: Statistics Canada. Table 12-10-0119-01 Int merchandise trade by province, commodity, and Principal Trading Partners (x 1,000)

The United States is Saskatchewan’s largest trading partner, followed by China. In 2020, Saskatchewan sold $13.1 billion of goods to the United States, which accounted for 43.3 per cent of total international exports. Approximately $4.1 billion of goods were sold to China which accounted for 13.6 per cent of total international exports.

During the 2016 to 2020 period, total international exports grew by 3.4 per cent compound average annual rate from $26.5 billion to $30.3 billion.

In 2020, about 82.0 per cent of goods were imported from the Unites States. Imports from China grew substantially by 12.0 per cent from $261 million to $411 million during the 2019 to 2020 period.

Total international imports grew by 2.6 per cent compound average annual rate from $9.0 billion to $10.0 billion over the 2016 to 2020 period.

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	2016	2017	2018	2019	2020	Compound Annual Growth Rate 2016-2020	Share of Total 2020

	(millions of dollars)
International Exports
United States	$12,560	$16,052	$16,847	$16,076	$13,130	1.1%	43.3%
China	3,386	3,376	4,602	3,124	4,134	5.1%	13.6%
Japan	979	1,125	1,123	1,081	1,240	6.1%	4.1%
India	1,454	1,040	629	775	1,204	(4.6%)	4.0%
Brazil	686	551	931	1,049	978	9.2%	3.2%
Mexico	696	776	820	596	711	0.5%	2.3%
Indonesia	548	585	792	658	677	5.4%	2.2%
Bangladesh	441	294	292	636	629	9.3%	2.1%
United Arab Emirates	466	492	293	412	627	7.7%	2.1%
Italy (incl. Vatican City State)	324	191	133	303	543	13.8%	1.8%

Sub-total	21,541	24,483	26,463	24,710	23,874	2.6%	78.8%
Others	4,989	4,242	4,211	4,941	6,428	6.5%	21.2%

Total All Countries	$26,530	$28,725	$30,674	$29,652	$30,302	3.4%	100.0%

International Imports
United States	$7,489	$9,851	$9,274	$8,685	$8,178	2.2%	82.0%
China	261	378	438	502	411	12.0%	4.1%
Germany	231	271	365	359	255	2.5%	2.6%
Mexico	204	230	241	410	207	0.4%	2.1%
Italy (incl. Vatican City State)	66	67	68	70	150	23.0%	1.5%
Japan	105	116	123	122	103	(0.6%)	1.0%
United Kingdom	96	105	113	102	67	(8.7%)	0.7%
Re-Imports (Canada)	68	64	62	53	55	(5.0%)	0.6%
India	46	40	46	48	53	3.8%	0.5%
Korea, South	32	36	33	35	40	6.2%	0.4%

Sub-total	8,597	11,158	10,761	10,387	9,520	2.6%	95.4%
Others	394	436	409	503	455	3.7%	4.6%

Total All Countries	$8,991	$11,594	$11,170	$10,889	$9,975	2.6%	100.0%

Sources: Innovation, Science, and Economic Development Canada

Additional Information

For additional information regarding the Province’s economy, fiscal condition and budget, refer to Annex A—Public Accounts 2020-21 Volume 1, Annex B—2021-22 First Quarter Financial Report, Annex C—Provincial Budget 2021-22 and Annex E—Mid-Year Report, included elsewhere in this prospectus.

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USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, the net proceeds to the Province from the sale of the debt securities by the Province will be used for general government purposes.

DESCRIPTION OF DEBT SECURITIES

The Province may issue debt securities in distinct series at various times. This section summarizes the terms of the debt securities that are common to all series. The particular terms and provisions of a series of debt securities, and how the general terms and provisions described below may apply to that series, will be described in a supplement to this prospectus.

If the terms described in the prospectus supplement that relates to your series differ from the terms described in this prospectus, you should rely on the terms described in the prospectus supplement. The prospectus supplement that relates to your debt securities may update or supersede any of the information in this section.

General

The Province has duly authorized the issuance of debt securities and they may be issued by one or more Orders of the Lieutenant Governor in Council of the Province of Saskatchewan made pursuant to The Financial Administration Act, 1993 from time to time. The Order(s) of the Lieutenant Governor in Council of the Province of Saskatchewan applicable to any tranche of debt securities (including any new Orders) will be specified in the applicable prospectus supplement. The debt securities will be our direct unsecured obligations and among themselves will rank pari passu and be payable without preference or priority. The debt securities will rank equally with all of our other unsecured and unsubordinated indebtedness and obligations from time to time outstanding. Payments of principal and interest on the debt securities will be payable out of the General Revenue Fund of the Province.

The prospectus supplement that relates to your debt securities will specify the following terms:

•	the price and aggregate principal amount of the debt securities;

•	the title of the debt securities;

•	the stated maturity date of the debt securities, which is the date on which the Province must repay the principal amount of the debt securities;

•	the interest rate which the debt securities will bear and, if variable, the method by which the interest rate will be calculated;

•	the issue date and the date from which interest will accrue, the dates on which the Province must pay interest, and the record dates for payment of interest;

•	where and how the Province will pay principal and interest;

•	whether and in what circumstances the debt securities may be redeemed or repaid before maturity;

•	whether and in what circumstances the debt securities may be convertible into debt securities of a different series or other indebtedness of the Province;

•	whether and in what circumstances sinking fund payments will be made;

•	whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

•

whether the debt securities will be issued as discounted debt securities (bearing no interest or interest at a rate which at the time of issue is below market rates) to be sold at a substantial discount below their stated principal amount;

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•	whether the debt securities will be issued with original issue discount for U.S. federal income tax purposes;

•	any foreign currency in which the Province may denominate or pay interest or principal on the debt securities;

•	whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security will be exchangeable for definitive (physical) securities;

•	the exchange or exchanges, if any, on which application for listing of the debt securities may be made; and

•	any other material terms of the debt securities.

If applicable, the prospectus supplement will also describe any material United States or Canadian federal income tax considerations applicable to the debt securities other than those described in this prospectus.

Prescription

The debt securities will become void unless presented for payment within a period of the lesser of 2 years, or the period that may otherwise be prescribed by law, from the date on which payment in respect of such debt securities become due and payable or if the full amount of the moneys payable on such date in respect of the debt securities has not been received by the fiscal agent on or prior to such date, the date on which notice is duly given to the holders of the debt securities that such moneys have been so received.

Form, Exchange and Transfer

The debt securities will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in minimum aggregate principal amounts of US$5,000 and integral multiples of US$1,000 for amounts in excess of US$5,000, or as described in the prospectus supplement.

The Province may, but is not required to, appoint a fiscal agent or agents to act on its behalf in connection with the debt securities. If appointed, the duties of the fiscal agent for any series of debt securities will be governed by a fiscal agency agreement for that particular series. The Province may appoint different fiscal agents for different series of debt securities and may vary or terminate the appointment of any fiscal agent at any time. The Province may maintain deposit accounts and conduct other banking and financial transactions with the fiscal agent. The fiscal agent, if any, will be the agent of the Province, will not be trustee for the holders of debt securities and will not have the same responsibilities or duties to act for such holders as would a trustee.

Unless otherwise specified in the prospectus supplement relating to the debt securities, the Province will maintain at an office in the Borough of Manhattan, The City of New York, a register for the registration of transfers of debt securities issued in registered form.

If debt securities are issued in definitive registered form, you may exchange debt securities registered in your name for other authorized denominations of the same series of equal aggregate principal amount. You may arrange to exchange or transfer debt securities registered in your name at the office of the fiscal agent or other person identified in the prospectus supplement. You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made after the fiscal agent or other person authorized by the Province is satisfied with your evidence of title.

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Registered Global Securities

The prospectus supplement that relates to your debt securities will indicate whether any of the debt securities you purchase will be represented by one or more fully registered global debt securities. The aggregate principal amount of any global security equals the sum of the principal amount of all the debt securities it represents. The global security will be registered in the name of a depositary or its nominee identified in the prospectus supplement, and will be deposited with the depositary, its nominee or a custodian (the “depositary”). The specific terms of the depositary arrangement in respect of registered global securities will be described in the prospectus supplement relating to the global securities. Beneficial interests in the debt securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants of the depositary. The debt securities represented by a global security may not be transferred to the name of any other direct holder unless the special circumstances described below occur. Any investor wishing to beneficially own a debt security represented by a global security must do so indirectly through brokers, banks or other financial institutions who are participants in the depositary.

Special Investor Considerations for Global Securities

Our obligations, as well as the obligations of the fiscal agent and those of any agents retained by us or the fiscal agent, are owed only to persons who are registered as holders of debt securities. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you but does not do so. As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to these types of arrangements.

An investor should be aware that when debt securities are issued in the form of global securities:

•	the investor cannot get debt securities registered in its own name;

•	the investor cannot receive physical certificates for its interest in the debt securities;

•	the investor must look to its own bank, brokerage firm or financial institution for payments on the debt securities and protection of its legal rights relating to the debt securities;

•

the investor may not be able to sell or pledge interests in the debt securities to some insurance companies and other institutions that are required by law to hold the physical certificates of debt securities that they own;

•	the depositary’s policies will govern payments, transfers, exchanges and other matters relating to the investor’s interest in the global security;

•	the Province and the fiscal agent have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in the global security;

•	the Province and the fiscal agent do not supervise or review the records of the depositary in any way; and

•	the depositary will usually require that interests in a global security be purchased or sold within its system using same-day funds.

Special Situations When the Global Security Will be Terminated

In a few special situations described below, a global security will terminate and interests in it will be exchanged for physical certificates representing debt securities. After that exchange, an investor may choose whether to hold debt securities directly in its own name or indirectly through an account at its bank, brokerage firm or financial institution. Investors must consult their own banks or brokers to find out how to have their beneficial interests in debt securities transferred into their own names, so that they will be direct registered holders.

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The special situations for termination of a global security are:

•	when the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary (unless a replacement depositary is named); and

•	when and if we decide to terminate a global security.

The prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. When a global security terminates, the depositary (and not the Province or the fiscal agent) is responsible for deciding the names of the institutions that will be the registered holders after the exchange and also for advising the Province and the fiscal agent what the names will be.

Payment of Interest and Principal

On every interest payment date specified in the prospectus supplement, the Province will pay the interest due on a debt security to the person in whose name the debt security is registered at the close of business on the related “record date”. The record date will be specified in the prospectus supplement.

We, our registrar and any of our paying agents appointed through a fiscal agency agreement shall treat the registered holders of the debt securities as the absolute owners thereof for all purposes whatsoever and all payments to or on the order of the registered holders shall be valid and shall discharge our liability and that of the registrar and any paying agent of the debt securities to the extent of the sum or sums so paid.

Unless otherwise specified in the prospectus supplement relating to the debt securities, the Province will make all payments of principal and interest on the debt securities available to the fiscal agent, if any, on the designated dates in immediately available funds. The fiscal agent, if any, will in turn make payments to the registered holders of the debt securities (or, in the case of a global security, to the depositary) as soon as possible. Any payments of principal and interest on the debt securities are subject to local laws and regulations, including any applicable withholding or other taxes.

Canadian Income Tax Considerations

The following summary (the “Canadian Tax Summary”) describes the principal income tax consequences which arise generally in Canada under the Income Tax Act (Canada) (the “Federal Act”) and in Saskatchewan under The Income Tax Act, 2000 (the “Saskatchewan Act”) and which are applicable to a holder of the debt securities who, at all relevant times, for the purposes of the Federal Act and any applicable income tax convention, is not a resident of Canada and is not deemed to be a resident of Canada and who does not use or hold and is not deemed to use or hold the debt securities in or in the course of carrying on a business in Canada and is not an insurer carrying on an insurance business in Canada and elsewhere and is not an authorized foreign bank carrying on a banking business in Canada within the meaning of the Federal Act (a “Non-Resident Holder”). This Canadian Tax Summary is based on the provisions of the Federal Act, the Saskatchewan Act and regulations under those Acts as they exist on the date of this prospectus, proposed amendments thereto and the current administrative practices and policies published by the Canada Revenue Agency.

This Canadian Tax Summary includes Canadian and Saskatchewan income tax considerations only. It does not include United States, provincial (other than Saskatchewan), territorial or other income tax considerations nor does it include income tax considerations arising under any income tax convention or treaty between Canada and another country. It is not applicable to Canadian residents. No assurances can be given that changes in the law or administrative practices or future court decisions will not affect the tax treatment of a holder.

Neither principal nor interest paid or credited by the Province to a Non-Resident Holder in respect of the debt securities is subject to withholding tax under the Federal Act or the Saskatchewan Act.

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No other tax on income or capital gains is payable by a Non-Resident Holder under the Federal Act or the Saskatchewan Act in respect of the debt securities, whether as a result of interest or principal being paid or credited by the Province to the Non-Resident Holder, a purchase by the Province from, or repayment by the Province to, the Non-Resident Holder, a redemption or other disposition.

In certain circumstances described under the heading “Description of Debt Securities— Registered Global Securities—Special Situations When the Global Security Will be Terminated”, a global security representing debt securities will terminate and interests in it will be exchanged for physical certificates representing debt securities. No tax on income or capital gains is payable under the Federal Act or the Saskatchewan Act as a result of any such exchange.

Canada and Saskatchewan do not levy estate or inheritance taxes or succession duties. Saskatchewan requires a probate fee to be paid upon estates probated in Saskatchewan, calculated on the value of the estate. The estate of a person who was not ordinarily resident or domiciled in Saskatchewan on death would not, by virtue only of the holding of debt securities by the estate, be required by law to be probated in Saskatchewan.

The above summary does not discuss all aspects of Canadian income taxation that may be relevant to you in light of your particular circumstances and income tax situation. You should consult with your own tax advisor as to the specific tax consequences that would result from your ownership and disposition of the debt securities, including the application and effect of provincial, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

United States Income Tax Considerations

The following is a summary of the material United States federal income tax consequences of the ownership and disposition of U.S. dollar denominated debt securities to U.S. Holders (as defined below) that acquire debt securities at original issuance at their “issue price” and hold such debt securities as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion is limited to debt securities whose “stated redemption price at maturity” does not, within the meaning of section 1273 of the Code, exceed their “issue price” by more than a de minimis amount. Tax consequences of debt securities with different terms will be addressed in the prospectus supplement. This summary is based on the Code, existing and proposed Treasury regulations promulgated under the Code, and administrative and judicial interpretations of the Code and those regulations (all as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect). We have not requested, and will not request, a ruling from the United States Internal Revenue Service (the “IRS”) with respect to any of the United States federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

This summary does not discuss all of the tax consequences that may be relevant to prospective purchasers in light of their particular circumstances or to prospective purchasers subject to special rules, such as banks, financial institutions, insurance companies, tax-exempt organizations, dealers in securities or foreign currencies, persons who will hold debt securities as part of a hedging transaction, “straddle,” conversion transaction, or other integrated transaction, persons who use or are required to use mark-to-market accounting, persons who are subject to the alternative minimum tax, certain former citizens or residents of the United States, or persons whose functional currency (as defined in section 985 of the Code) is not the U.S. dollar. You should consult with your own tax advisors about the application of United States federal income tax law to your particular situation as well as any tax consequences arising under the federal estate and gift tax laws and the tax laws of any state, local or foreign jurisdiction.

For purposes of this summary, you are a U.S. Holder if, for United States federal income tax purposes, you are a beneficial owner of a debt security and either:

•	You are a citizen of the United States or a resident of the United States who is a natural person;

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•

You are a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	You are an estate, and your income is subject to United States federal income taxation regardless of its source; or

•

You are a trust, and (i) both a United States court is able to exercise primary supervision over your administration, and one or more United States persons have the authority to control all of your substantial decisions, or (ii) you have a valid election in effect under applicable Treasury regulations to be treated as a United States person.

If a partnership or other pass-through entity holds a debt security, the United States federal income tax treatment of a partner (or other owner) generally will depend upon the status of the partner (or other owner) and upon the activities of the partnership (or other pass-through entity). Partners or owners of partnerships or other pass-through entities holding a debt security should consult their tax advisors.

Interest

In general, you will be required to include payments of stated interest on the debt securities in your gross income as ordinary income at the time the interest is accrued or received in accordance with your method of accounting for United States federal income tax purposes. In general, any Canadian withholding tax imposed on interest payments in respect of the debt securities will be treated as a foreign income tax eligible for credit against a U.S. Holder’s United States federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). This interest will be foreign source income for foreign tax credit purposes and generally will be “passive category” income, but could, in certain circumstances, be “general category” income. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit. U.S. Holders are urged to consult their own tax advisors with respect to the amount of foreign taxes that can be claimed as a credit.

Sale, Exchange, Retirement or Other Taxable Disposition

Upon the sale, exchange, retirement or other taxable disposition of a debt security, you generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange, retirement or other taxable disposition (not including any amounts attributable to accrued but unpaid interest, which, unless you have previously included the interest in income, will be taxable to you as such) and your adjusted tax basis in the debt security. Your adjusted basis in a debt security generally will be the amount you paid to purchase the debt security. Your gain or loss will generally be a long-term capital gain or loss if you have held the debt security for more than one year. Non-corporate U.S. Holders, including individuals, generally are eligible for a reduced rate of taxation on long-term capital gain. The deduction of capital losses is subject to limitations under the Code. Your gain or loss generally will be U.S. source for foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s net investment income will generally include its interest income and its net gains from the disposition of debt securities, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisor regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the debt securities.

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Backup Withholding and Information Reporting

Certain backup withholding and information reporting requirements may apply to payments on the debt securities and to proceeds of the sale, exchange, retirement or other taxable disposition of the debt securities. In general, information reporting will apply to payments made through a U.S. paying agent or U.S. intermediary to a U.S. Holder. In the event that a U.S. Holder fails to file any such required form, the U.S. Holder could be subject to significant penalties. The Province, its agent, a broker, the relevant trustee or any paying agent, as the case may be, may withhold amounts from any of the payments to you if you do not furnish your taxpayer identification number (social security number or employer identification number), if you do not certify that you are not subject to backup withholding, or if you otherwise do not comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders (including, among others, corporations) generally are not subject to the foregoing backup withholding and information reporting requirements.

Any amounts withheld under the backup withholding rules from a payment to you would be allowed as a credit against your United States federal income tax liability, and may entitle you to a refund, provided that the required information is furnished to the IRS. U.S. Holders are urged to consult their own tax advisors regarding the information reporting and backup withholding tax rules.

Certain U.S. Holders who are individuals that hold certain “specified foreign financial assets” (which may include the debt securities) with an aggregate value in excess of certain thresholds are required to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding the effect, if any, of these requirements on their ownership and disposition of the debt securities.

The above summary does not discuss all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances and income tax situation. You should consult with your own tax advisor as to the specific tax consequences that would result from your ownership and disposition of the debt securities, including the application and effect of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

Enforceability and Governing Law

We have not agreed to waive any immunity from the jurisdiction of the courts of the United States nor have we appointed an agent in the United States upon which process may be served. As a result, you may not be able to sue us in a United States court or enforce a judgment against us if granted by a United States court.

However, you may bring proceedings against us in the Saskatchewan courts for matters arising under the debt securities. You may do so whether or not you are a resident of Saskatchewan or a citizen of Canada and without any need to obtain the consent of any public official or authority. A lawsuit against us in the Saskatchewan courts will be governed by The Proceedings Against the Crown Act, 2019 (Saskatchewan), which, for example, makes the remedies of specific performance and injunctions unavailable against us and prohibits jury trials in proceedings against us. Proceedings against us in the Saskatchewan courts must be brought prior to the expiry of the applicable limitation period (generally two years).

Although any order obtained in an action brought in the Saskatchewan courts against the Province may not be enforced by execution, seizure or attachment, The Proceedings Against the Crown Act, 2019 further provides that upon receipt of a certificate of the proper officer of the court, in the event of a judgment against Saskatchewan from which no appeal is taken, the Minister of Finance shall pay out of the General Revenue Fund to the person entitled, or to his order, the amount due including costs, if any, together with interest, if any, lawfully due thereon.

Further, in the absence of a waiver of immunity by the Province, it would be possible to obtain a United States judgment in an action against the Province only if a court were to determine that the United States Foreign Sovereign Immunity Act of 1976 (the “Foreign Sovereign Immunity Act”) precludes the granting of sovereign immunity.

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However, even if a United States judgment could be obtained in any such action under the Foreign Sovereign Immunity Act, it may not be possible to obtain in Canada a judgment based on such a United States judgment. Moreover, execution upon property of the Province located in the United States to enforce a judgment obtained under the Foreign Sovereign Immunity Act may not be possible except under limited specified circumstances.

Unless otherwise provided in the applicable prospectus supplement, the debt securities and the fiscal agency agreement, if any, will be governed by the laws of Saskatchewan and the laws of Canada applicable in Saskatchewan.

PLAN OF DISTRIBUTION

The Province may sell debt securities to the public:

•	through underwriters or dealers;

•	directly to purchasers; or

•	through agents.

The prospectus supplement with respect to each series of debt securities will set forth the terms of the offering of that series of debt securities, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the debt securities, the proceeds to the Province from the sale of the debt securities, any underwriting discounts and other items constituting underwriters’ or agents’ compensation, any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

We may distribute debt securities from time to time in one or more transactions:

•	at a fixed price or prices, which may change;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at prices to be negotiated with purchasers.

Debt securities may be sold through agents designated by us. The agents will solicit offers by institutions to purchase the offered debt securities directly from the Province, pursuant to contracts providing for payment and delivery on a future date. The applicable prospectus supplement will set forth the commission we will pay to the agents and any conditions to the contracts. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment and will not be acquiring such debt securities for its own account. The applicable prospectus supplement will also set forth whether underwriters will be obligated to purchase all of the debt securities offered thereby if any are purchased.

In connection with the sale of debt securities, the Province, or purchasers of debt securities for whom the underwriters may act as agents, may compensate the underwriters in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of debt securities may be deemed to be underwriters and any discount or commissions received by them from the Province, and any profit on the resale of debt securities by them, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the “Securities Act”). The prospectus supplement will identify any underwriters with respect to the debt securities.

25

We may enter into agreements to indemnify underwriters, dealers and agents who participate in the distribution of debt securities against certain liabilities, including liabilities under the Securities Act, or to provide contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.

DEBT RECORD

In the last 20 years, the Province has not defaulted on any of its direct or guaranteed debt obligations. During such period, payments have been made when due.

AUTHORIZED AGENT

The authorized agent of the Province in the United States is Khawar Nasim, whose address is:

Consulate General of Canada

466 Lexington Avenue, 20th Floor

New York, New York 10017

EXPERTS AND PUBLIC OFFICIAL DOCUMENTS

Information included in this prospectus, which is designated as being taken from a publication of the Province of Saskatchewan, or any agency or instrumentality of either, is included herein upon the authority of such publication as a public official document.

All financial and statistical information of the Province included in this prospectus has been taken or derived from records and publications of the Province, and is included in this prospectus on the authority of Rodney N. Balkwill, Executive Director, Treasury Management Branch.

LEGAL MATTERS

Unless otherwise indicated in the prospectus supplement, the legality of each series of debt securities offered by this prospectus, and certain other matters of Canadian and Saskatchewan law, will be passed upon by McDougall Gauley LLP.

Certain matters of United States law in connection with the offering of the debt securities will be passed upon by Paul, Weiss, Rifkind, Wharton & Garrison LLP, United States counsel to the Province.

26

ANNEX A— PUBLIC ACCOUNTS 2020-21 VOLUME 1

See attached.

A-1

Public Accounts 2020-21 Volume 1 Summary Financial Statements

Contents

3	Letters of Transmittal
4	Introduction to the Public Accounts

Financial Statement Discussion and Analysis

7	Highlights
13	Assessment of Fiscal Health
18	Details
37	Risks and Uncertainties

Summary Financial Statements

41	Responsibility for the Summary Financial Statements
43	Independent Auditor’s Report
45	Statement of Financial Position
46	Statement of Operations
47	Statement of Accumulated Deficit
47	Statement of Change in Net Debt
48	Statement of Cash Flow
49	Notes to the Financial Statements

Schedules to the Financial Statements

63	Accounts Receivable
63	Loans Receivable
64	Investment in Government Business Enterprises
67	Other Investments
68	Accounts Payable and Accrued Liabilities
68	Unearned Revenue
69	Pension Liabilities
70	Public Debt
72	Sinking Funds
73	Obligations Under Long-Term Financing Arrangements
74	Other Liabilities
75	Tangible Capital Assets
76	Revenue
77	Expense by Object
77	Financing Charges
78	Segmented Reporting
80	Supplemental Cash Flow Information
81	Government Reporting Entity

84	Glossary of Terms

Letters of Transmittal

Regina, Saskatchewan

June 2021

To His Honour

The Honourable Russell B. Mirasty

Lieutenant Governor of Saskatchewan

Your Honour:

I have the honour to submit Volume 1 of the Public Accounts of the Government of Saskatchewan for the fiscal year ended March 31, 2021.

Respectfully submitted,

DONNA HARPAUER

Deputy Premier and

Minister of Finance

Regina, Saskatchewan

June 2021

The Honourable Donna Harpauer

Deputy Premier and

Minister of Finance

We have the honour to present Volume 1 of the Public Accounts of the Government of Saskatchewan for the fiscal year ended March 31, 2021.

Respectfully submitted,

RUPEN PANDYA	TERRY PATON
Deputy Minister of Finance	Provincial Comptroller

Government of Saskatchewan Public Accounts 2020-21 3

Introduction to the Public Accounts

Introduction to the Public Accounts

The 2020-21 Public Accounts of the Government of Saskatchewan (the Government) are prepared in accordance with the Financial Administration Act, 1993 and consist of two volumes. The Government is responsible for the integrity and objectivity of the information presented in these two volumes.

Volume 1

Financial Statement Discussion and Analysis provides users of the Government’s Summary Financial Statements with an overview of the Government’s performance by presenting comparative financial highlights and variance analysis. The information in the financial statement discussion and analysis should be read in conjunction with the Summary Financial Statements.

Summary Financial Statements provide an accounting of the full nature and extent of the financial affairs and resources of the Government. This includes the financial results of the General Revenue Fund, Crown corporations, boards and other entities controlled by the Government. A listing of all entities controlled by the Government, collectively referred to as the government reporting entity, is provided in schedule 18 of the Summary Financial Statements.

Volume 2

Volume 2 contains the following unaudited financial information:

•	General Revenue Fund schedules and details;
•	General Revenue Fund capital asset acquisitions schedule and details;
•	revolving fund expenditure details;
•	summary listing of payees who provided goods and services and capital assets of $50,000 or more to the General Revenue Fund and revolving funds during the fiscal year;
•	assets, liabilities and residual balances of pension plans and trust funds administered by the Government;
•	remissions of taxes and fees; and
•	road-use fuel tax accountability revenues and expenditures.

The Public Accounts, including the Compendiums, are available on the Government of Saskatchewan’s website.

The Compendium of Financial Statements contains the financial statements of various government agencies, boards, commissions, pension plans, special purpose funds and institutions, as well as Crown corporations which are accountable to Treasury Board.

The Compendium of Payee Details contains the payee details of all Summary Financial Statement entities, except Crown Investments Corporation of Saskatchewan and its subsidiaries.

In addition, the financial statements and payee details of Crown corporations and wholly-owned subsidiaries that are accountable to the Crown Investments Corporation of Saskatchewan (CIC) Board can be found on CIC’s website.

4 Government of Saskatchewan Public Accounts 2020-21

Financial Statement Discussion and Analysis

Financial Statement Discussion and Analysis

Financial Statement Discussion and Analysis

Highlights

Introduction

The Financial Statement Discussion and Analysis (FSD&A) provides an overview of the Government’s financial performance and information to report on the Government’s accountability for the resources entrusted to it. The FSD&A is intended to assist users of the Summary Financial Statements (SFS) in their assessment of the Government’s fiscal health. The Government is responsible for the integrity and objectivity of this discussion and analysis.

This information should be read in conjunction with the SFS which include the financial activities of all government-controlled entities, collectively referred to as the government reporting entity. A complete listing of the public sector entities included in the government reporting entity is provided in schedule 18 of the SFS.

Financial Results

The COVID-19 pandemic has significantly impacted the Government’s fiscal results for the year ended March 31, 2021, the first full year operating in a COVID-19 environment since the global pandemic was declared. This impact is attributed to the negative impact that the pandemic has had on the economy, the cost of health and safety measures taken and the provision of financial support. The Government reported a deficit of $1.13 billion, $808 million greater than the prior-year deficit but $1.30 billion less than budgeted.

Revenue was $363 million less than the prior year, largely due to significant decreases in taxation and non-renewable resources revenue as a result of the COVID-19 pandemic. A decline in economic activity and the public health restrictions caused a deterioration in consumption, corporation income and individual income taxes. Decreases in global commodity prices resulted in lower non-renewable resource revenue. These decreases were partially offset by an increase in net income from Government Business Enterprises (GBEs) and COVID-related increases in transfers from the federal government. Compared to budget, revenue was $875 million greater than expected due to favorable variances in net income from GBEs and transfers from the federal government. There was also higher-than-budgeted consumption tax revenue, oil and natural gas revenue and forestry fees, primarily due to higher-than-expected prices and demand. These favorable variances were partially offset by lower-than-expected corporate and individual income tax revenue and declines in potash and other non-renewable resource revenue.

Expenses for the year were $444 million greater than the prior year, primarily due to COVID-related health and safety spending and financial support programs provided by the Government. These increases were partially offset by a decrease in pension expense, primarily due to changes in actuarial assumptions, and decreases in crop insurance claims resulting from favorable crop conditions. Expenses were $424 million lower than budget, largely due to lower-than-budgeted crop insurance claims, partially offset by unbudgeted COVID-related expenses.

The Government continued to invest in the Province’s infrastructure, with significant investment in electricity generation, transmission and distribution assets, in communication networks as well as in investments through the Saskatchewan Capital Plan. The $2.47 billion capital investment during 2020-21 will provide stimulus funding to strengthen the economy, help the Government meet the challenges of a growing province and improve safety.

The Government’s overall financial position as at March 31, 2021 is an accumulated deficit of $1.37 billion.

Government of Saskatchewan Public Accounts 2020-21 7

Financial Statement Discussion and Analysis

Highlights

At a Glance

Financial Results

(millions of dollars)

				Increase (Decrease)
	2021		2020	from
					2020
	Budget	Actual	Actual	Budget	Actual

Revenue	13,649	14,524	14,887	875	(363)

Expense	16,075	15,651	15,206	(424)	444

Deficit	(2,426)	(1,127)	(319)	(1,299)	808

Net Debt	(15,122)	(13,683)	(12,289)	(1,439)	1,394

Accumulated Deficit	(2,617)	(1,368)	(191)	(1,250)	1,176

Totals may not add due to rounding.

8 Government of Saskatchewan Public Accounts 2020-21

Financial Statement Discussion and Analysis

Highlights

(Deficit) Surplus

The (deficit) surplus represents the amount by which (expense exceeds revenue) revenue exceeds expense for the fiscal period.

The 2020-21 SFS report a deficit of $1.13 billion, a $808 million increase over the $319 million deficit reported in the previous year. The year-over-year increase in deficit is mainly attributable to an overall increase in expenses and an overall decrease in revenues. Notable increases in expenses were experienced in the health, economic development and community development themes, partially offset by decreases in the education, general government and agriculture themes. Notable decreases in revenue include taxation and non-renewable resources revenue partially offset by increases in transfers from the federal government and net income from government business enterprises (GBEs).

Compared to the budget, the deficit is $1.30 billion lower than expected. The improvement over budget is mainly attributable to higher-than-budgeted revenue and lower-than-budgeted expenses. All revenue categories were greater-than-budgeted except for taxation. Lower-than-budgeted agriculture, environment and natural resources and education expenses were partially offset by greater-than-budgeted health expenses.

Accumulated (Deficit) Surplus

An accumulated (deficit) surplus represents the government’s reported net economic (shortfall) resources. An accumulated (deficit) surplus indicates that a government (requires) has additional resources to provide future services.

At March 31, 2021, the Government reported an accumulated deficit of $1.37 billion, a $1.18 billion increase from the previous year’s accumulated deficit. The accumulated deficit is $1.25 billion lower than budgeted. The increase over the prior year was mainly due to the $1.13 billion deficit. The decrease from budget was mainly the result of the lower-than-budgeted deficit.

Government of Saskatchewan Public Accounts 2020-21 9

Financial Statement Discussion and Analysis

Highlights

Net Debt

Net debt provides a measure of the future revenue that is required to pay for past transactions and events.

The net debt reported in the SFS at March 31, 2021 is $13.68 billion, an increase of $1.39 billion over the prior year. The year-over-year increase in net debt is primarily due to the deficit reported in the current year.

Net debt is $1.44 billion less than budgeted, primarily due to the lower-than-expected deficit reported in the current year.

The net debt of the SFS is:

•	the accumulated (deficit) surplus, representing the extent to which past (expenses) revenues have exceeded past (revenue) expenses; and
•	the investment in non-financial assets, primarily representing the Government’s investment in highways and educational and health care facilities.

 Net Debt Components

(millions of dollars)
	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021

Accumulated (deficit) surplus	2,617	2,449	3,469	3,074	1,495	372	176	155	(191)	(1,368)
Investment in non-financial assets	(7,161)	(7,558)	(8,085)	(8,626)	(9,394)	(10,564)	(11,464)	(11,984)	(12,098)	(12,315)
Net Debt	(4,543)	(5,109)	(4,615)	(5,552)	(7,899)	(10,192)	(11,288)	(11,829)	(12,289)	(13,683)

Totals may not add due to rounding.

10 Government of Saskatchewan Public Accounts 2020-21

Financial Statement Discussion and Analysis

Highlights

Investment in Infrastructure

The Government invests in infrastructure by:

•	investing in government-owned capital; and
•	providing transfers to third parties, including municipalities and universities, for capital purposes.

During 2020-21, the Government invested $2.04 billion in government-owned infrastructure: $1.20 billion for government business enterprises (GBEs) to build new and maintain existing infrastructure; and $837 million to meet the capital requirements of government service organizations (GSOs). In addition, $426 million was provided to third parties to fund their capital needs.

Investment in government-owned infrastructure was down from the average of the previous nine years of $2.83 billion and was $725 million less than budgeted.

Impact of COVID-19 Pandemic

The COVID-19 pandemic has significantly impacted the Government’s fiscal results for the year ended March 31, 2021, the first full year operating in a COVID-19 environment since the global pandemic was declared. This impact is attributed to the negative impact that the pandemic has had on the economy, the cost of health and safety measures taken and the provision of financial support.

The negative impact the pandemic has had on the economy had the greatest impact on the Province’s fiscal results and includes:

•	a decline in revenue, notably taxation and non-renewable resources; and
•	stimulus spending in the form of infrastructure funding, rebates and tax credits to aid economic recovery.

Health and safety measures, with assistance from the federal government, were implemented. The measures taken:

•	provided testing and contact tracing;
•	supplied personal protective equipment;
•	delivered vaccines;
•	addressed health care system capacity shortages;
•	provided support for a safe return to classrooms;
•	controlled and prevented infections in vulnerable populations;
•	supported municipalities in their response to COVID-19; and
•	imposed public health orders and closures.

Financial support programs were delivered to sectors most impacted by pandemic-related public health orders and closures, including the:

•	Saskatchewan small business emergency payment program;
•	emergency pandemic response gaming partner grants;
•	small business tax rate reduction;
•	Saskatchewan tourism sector support program;
•	oil and gas sector tax relief; and
•	self-isolation support program.

Government of Saskatchewan Public Accounts 2020-21 11

Financial Statement Discussion and Analysis

Highlights

Impact of COVID-19 Pandemic (continued)

Financial support programs, with assistance from the federal government, were delivered including the:

•	Saskatchewan temporary wage supplement program; and
•	Canada emergency commercial rent assistance.

The unprecedented and evolving nature of the COVID-19 pandemic continues to provide a level of uncertainty in the Government’s financial position and operating results.

Credit Rating

Credit Ratings – March 2021	The Province obtains a credit rating
from the three major credit rating
agencies: Moody’s Investors Service
Inc.; Standard & Poor’s; and the
DBRS Morningstar. Overall,
Saskatchewan’s credit rating from the
three major credit rating agencies
ranks second highest among the
Canadian provinces.
Rating Agency[1]
Jurisdiction	Moody’s Investors Service Inc.	Standard & Poor’s	DBRS Morningstar
British Columbia	Aaa	AAA (neg)	AA (high)
Alberta	Aa3	A+ (neg)	AA (low) (neg)
Saskatchewan	Aaa (neg)	AA	AA (low)
Manitoba	Aa2	A+	A (high)
Ontario	Aa3	A+	AA (low)
Quebec	Aa2	AA-	AA (low)
New Brunswick	Aa2	A+	A (high)
Nova Scotia	Aa2	AA-	A (high)
Prince Edward Island	Aa2	A	A
Newfoundland & Labrador	A1 (neg)	A (neg)	A (low) (neg)
Ratings reflect the latest credit ratings available at March 31, 2021.

[1]

The rating agencies assign letter ratings to borrowers. The major A bracket categories, in descending order of credit quality, are: AAA/Aaa; AA/Aa; A. The ‘1’, ‘2’, ‘3’, ‘high’, ‘low’, ‘-’, and ‘+’ modifiers show relative standing within the major categories with (pos)/(neg) representing a positive/negative outlook or trend. For example, AAA exceeds AA, Aa1 exceeds Aa2 and AA exceeds AA-.

12 Government of Saskatchewan Public Accounts 2020-21

Financial Statement Discussion and Analysis

Assessment of Fiscal Health

A government’s fiscal management can be gauged through an assessment of its fiscal health in the context of the overall economic and financial environment. Fiscal health describes a government’s ability to meet its existing financial obligations, both with respect to its service commitments to the public and its financial commitments to creditors, employees and others. The assessment of the Government’s fiscal health considers the three elements of sustainability, flexibility and vulnerability on the basis of the following indicators:

Sustainability

•	Accumulated (deficit) surplus to the Province’s GDP
•	Net debt to the Province’s GDP
•	Net debt to total revenue
•	Net debt per capita

Flexibility

•	Financing charges to total revenue
•	Own-source revenue to the Province’s GDP

Vulnerability

•	Non-renewable resources revenue to total expense
•	Transfers from the federal government to total revenue
•	Foreign currency debt to net debt

Sustainability

Sustainability is the degree to which a government can maintain its existing level of spending and meet its existing debt obligations.

The relatively stable ratio from 2011-12 to 2014-15 indicates the Government’s overall fiscal policies over this period matched the rate of economic growth in the Province. The decrease in this ratio in 2015-16 and 2016-17 is mainly a result of market-driven variables, such as low oil prices. The return to relatively stable ratios from 2017-18 to 2019-20 reflects the revenue stability and cost control measures introduced in the 2017-18 budget. A decline in this ratio in 2020-21 is primarily due to the adverse effect of the COVID-19 pandemic on government operations and the economy, negatively impacting both the accumulated deficit and the Province’s GDP.

The accumulated (deficit) surplus measures the sum of all current and prior years’ operating results. Gross domestic product (GDP) is a measure of the value of the goods and services produced during a year, indicating the size of the provincial economy. GDP reflects the latest figures available for the current and prior years based on the data produced by Statistics Canada. The indicator takes a long-term view of government finances. The trend of accumulated (deficit) surplus as a percentage of GDP indicates whether the accumulated (deficit) surplus is changing faster or slower than the growth or decline in the economy and provides insight into the Government’s fiscal strategy in the context of the economy.

Government of Saskatchewan Public Accounts 2020-21 13

Financial Statement Discussion and Analysis

Assessment of Fiscal Health

Sustainability (continued)

Net debt is the difference between a government’s financial assets and liabilities and represents the future revenue that is required to pay for past transactions and events. Net debt as a percentage of the Province’s GDP provides a measure of the level of financial demands placed on the economy by the Government’s spending and taxation policies. A lower net debt to GDP ratio is desired and indicates higher sustainability.

The relatively stable ratio from 2011-12 to 2014-15 indicates the Government’s overall fiscal policies over this period of time were sustainable to the extent that the rate of economic growth in the Province matched the growth in net debt. The rise in this ratio in 2015-16 and 2016-17 is mainly a result of market-driven variables, such as low oil prices, together with the Government’s continued investment in infrastructure. The return to relatively stable ratios from 2017-18 to 2019-20 reflects the revenue stability measures introduced in the 2017-18 budget and a strengthening provincial economy over this period of time. A rise in this ratio in 2020-21 is primarily due to the adverse effect of the COVID-19 pandemic on government operations and the economy, negatively impacting both net debt and the Province’s GDP.

Another measure of a government’s sustainability is net debt as a percentage of total revenue. Net debt provides a measure of the future revenue that is required to pay for past transactions and events. A lower net debt to revenue ratio indicates higher sustainability, as less time is required to eliminate net debt.

Over the last ten years, the Government’s net debt as a percentage of total revenue has increased from 33.4 per cent in 2011-12 to 94.2 per cent in 2020-21. The overall increase in this ratio during this period is primarily the result of the Government’s significant investment in capital. The fall in revenue tied to low oil and potash prices in 2015-16 and 2016-17 increased this upward trend, however, responsible spending, efforts to reduce reliance on non-renewable resource revenues as well as more favorable resource revenues has slowed this upward trend in recent years. A rise in this ratio in 2020-21 is primarily due the adverse effect of the COVID-19 pandemic on government operations and the economy, negatively impacting both net debt and total revenues.

14 Government of Saskatchewan Public Accounts 2020-21

Financial Statement Discussion and Analysis

Assessment of Fiscal Health

Sustainability (continued)

Net debt per capita represents the net debt attributable to each Saskatchewan resident. An increase in this ratio indicates the debt burden per resident has grown.	The overall increase in this ratio over the last ten years is a result of an increase in net debt that exceeds the growth in the Province’s population over the same period. The rise in this ratio from 2014-15 to 2016-17 indicates that the annual increase in the Province’s population in those years was proportionately lower than the increase in net debt over the same period. The $4.64 billion increase in net debt over this period was mainly a result of market-driven variables, such as low oil prices, together with the Government’s investment in infrastructure. The return to relatively stable ratios from 2017-18 to 2019-20 reflects the revenue stability measures introduced in the 2017-18 budget and a strengthening provincial economy over much this period. A rise in this ratio in 2020-21 is primarily due to the adverse effect of the COVID-19 pandemic on government operations and the economy, negatively impacting net debt.

Flexibility

Flexibility is the extent to which a government has room to manoeuver in terms of increasing its debt or tax burden on the economy.

A financing charges to total revenue ratio, often referred to as the interest bite, indicates the proportion of provincial revenue that is required to pay interest charges on general debt and therefore is not available to pay for essential public services and programs. A lower ratio means that there is more money available to provide government services.

Between 2011-12 and 2019-20, there was an overall decrease in the interest bite mainly due to increased revenue. A rise in this ratio in 2020-21 is due to both an increase in interest costs and a decrease in total revenue. Interest costs in the current year have increased primarily due to COVID-related borrowing. Total revenue has decreased primarily due to the adverse impact of the COVID-19 pandemic on the provincial economy. In 2020-21, the Government spent approximately 5.0 cents of each dollar of revenue on financing charges on general debt.

Government of Saskatchewan Public Accounts 2020-21 15

Financial Statement Discussion and Analysis

Assessment of Fiscal Health

Flexibility (continued)

This ratio measures the extent to which the Government is taking income out of the provincial economy, through taxation, non-renewable resources revenue or user fees. An increase in this ratio indicates that the Government’s own-source revenue is growing faster than the economy, reducing the Government’s flexibility to increase revenue without slowing the growth of the provincial economy.

Own source revenue as a percentage of GDP has remained relatively constant over the last ten years indicating that the Government has not significantly changed its demands on the provincial economy over this time. This ratio is almost constant, which indicates that the Government’s flexibility is relatively unchanged over the last ten years.

Vulnerability

Vulnerability is the extent to which a government is dependent on, or exposed to, risks associated with sources of funding outside its control.

Non-renewable resources revenue is affected by price and sales factors which are beyond a government’s direct control. Non-renewable resources revenue as a percentage of total expense is therefore an indicator of how vulnerable the Province is as a result of its dependence on non-renewable resources revenue to fund its expenses.

In Saskatchewan, non-renewable resources revenue is an important but volatile source of revenue. A higher than normal non-renewable resources revenue to total expense ratio typically means that there has been a windfall in non-renewable resources revenue, where prices and/or sales are at above-normal levels. Likewise, when the ratio is lower than normal, it typically represents a period of reduced prices or sales.

The overall increase in the indicator from 2016-17 to 2019-20 is a result of strengthening non-renewable resource revenue and favorable crop insurance claims and pension adjustments. A decline in this ratio in 2020-21 is primarily due to the adverse effect of the COVID-19 pandemic on the economy and government operations. The pandemic negatively impacted non-renewable resources revenue and resulted in an increase in total expenses.

16 Government of Saskatchewan Public Accounts 2020-21

Financial Statement Discussion and Analysis

Assessment of Fiscal Health

Vulnerability (continued)

In 2020-21, 21.6 per cent of the Government’s revenue came from transfers from the federal government with the remainder coming from Saskatchewan sources. Between 2011-12 and 2019-20, the Government’s ability to fund essential programs and services from own-source revenue has remained fairly stable with the exception of significant one-time infrastructure transfers from the federal government received during 2016-17. An increase in this ratio in 2020-21 is primarily due to the adverse impact of the COVID-19 pandemic on the economy and the resulting support received from the federal government.
The Government does not control the amount of federal transfers that it receives each year. Transfers from the federal government as a percentage of total revenue is therefore an indicator of the degree of vulnerability the Government has as a result of reliance on the federal government for revenue. Generally, a decreasing ratio indicates that a government is less reliant on federal transfers to fund its programs, making it less vulnerable.

Foreign Currency Debt to Net Debt

The ratio of foreign currency debt to net debt is an indicator of the degree of vulnerability a government has to currency rate fluctuations. Where the Government holds debt that is issued in foreign currencies it often uses cross-currency swaps, a hedging strategy, to effectively convert this debt to Canadian dollar debt. At March 31, 2021, this ratio is nil due to the Government’s hedging strategies. Over the last ten years, exposure to currency rate fluctuations on foreign currency debt has been minimal. Decreasing this exposure through the use of hedging activities mitigates the risk of debt and financing charges changing due to changes in foreign currency rates.

Government of Saskatchewan Public Accounts 2020-21 17

Financial Statement Discussion and Analysis

Details

Revenue

Total revenue was $14.52 billion in 2020-21, 21.6 per cent of which represents transfers from the federal government and the remaining 78.4 per cent own-source revenue.

* In 2020-21, key components of “other own-source revenue” include fees (8%), insurance (2%), investment income (1%), and transfers from other governments (1%).

18 Government of Saskatchewan Public Accounts 2020-21

Financial Statement Discussion and Analysis

Details

Revenue (continued)

*  In 2021 Actual, key components of “other own-source revenue” include fees ($1.18 billion), insurance ($274 million), investment income ($151 million), and transfers from other governments ($82 million).

Total revenue of $14.52 billion in 2020-21 represents a year-over-year decrease of $363 million, or 2.4 per cent. This decrease was a result of significant decreases in taxation and non-renewable resources revenue, partially offset by increases in transfers from the federal government and net income from Government Business Enterprises (GBEs).

Revenue was greater than budget by $875 million, or 6.4 per cent. There was an increase over budget in all but taxation revenue, with the most notable increases in net income from GBEs and transfers from the federal government.

Government of Saskatchewan Public Accounts 2020-21 19

Financial Statement Discussion and Analysis

Details

Revenue (continued)

* In 2021 Actual, key components of “other” include corporation income ($440 million) and tobacco ($204 million).	Taxation revenue was $6.88 billion in 2020-21, a decrease of $671 million, or 8.9 per cent, from 2019-20 and $321 million, or 4.5 per cent, from budget. The $671 million decrease from prior year was largely due to a decrease in corporation and individual income taxes, provincial sales tax and fuel tax. The $321 million budget shortfall is largely attributable to lower-than-expected corporation and individual income taxes, partially offset by greater-than-expected provincial sales tax revenue.

Individual income tax

The year-over-year and actual-to-budget decreases are primarily due to:

•	a deterioration in prior-year adjustment payments due to lower prior-year assessments; and
•	a decrease in current-year payments partly due to the October 2020 implementation of the Saskatchewan Home Renovation Tax Credit

Provincial sales tax

The year-over-year decrease is primarily due to:

•	a COVID-related deterioration in the sales tax base reflecting a decline in economic activity; and
•	a first-time reduction of sales tax on tangible capital asset acquisitions of certain public sector entities.

The actual-to-budget increase is primarily due to:

•	higher-than-budgeted retail sales activity, partially offset by;
•	an unbudgeted reduction of sales tax on tangible asset acquisitions of certain public sector entities.

Property tax

The year-over-year and actual-to-budget increases are primarily due to:

•	an increase in the property tax base.

Fuel tax

The year-over-year decrease is primarily due to:

•	a decline in consumption, particularly gasoline and diesel.

The decrease from budget is nominal.

Other tax (including corporation income, tobacco and other miscellaneous tax)

The year-over-year and actual-to-budget decreases are primarily due to:

•	a deterioration in corporate income tax revenue primarily due to an unbudgeted accrual of a liability related to prior year assessments, a decrease in current year payments and a temporary elimination of the small business tax effective October 2020;
•	year-over-year increase in cannabis excise tax, reflecting increased consumption; and
•	higher-than-budgeted liquor consumption tax due to higher-than-expected consumption.

20 Government of Saskatchewan Public Accounts 2020-21

Financial Statement Discussion and Analysis

Details

Revenue (continued)

In 2020-21, non-renewable resources revenue was $1.11 billion, a decrease of $643 million, or 36.7 per cent, over 2019-20 and a $110 million, or 11.1 per cent, increase when compared to budget. There was a year-over-year decrease in all non-renewable resources revenue categories with the most significant decreases in oil and natural gas, resource surcharge and potash. The increase from budget is largely attributable to greater-than-expected oil and natural gas revenue, partially offset by lower-than-expected potash and other non-renewable resources revenue.

Potash

The year-over-year and actual-to-budget decreases are primarily due to:

•	a decrease in the average mine netback price from $490 per K2O tonne in 2019-20 and $434 per K2O tonne at budget to $390 per K2O tonne in 2020-21.

 This decrease is partially offset by:

•	an increase in sales volume of 14.1 million K2O tonnes in 2020-21 compared to 12.7 million K2O tonnes in the prior year and 13.9 million K2O tonnes at budget.

Oil & natural gas

The year-over-year decrease is primarily due to:

•	a lower average Canadian dollar well-head oil price in Saskatchewan of $36.54 per barrel in 2020-21, compared to $52.54 per barrel in the prior year. This decrease in the average Canadian dollar well-head oil price is due to:

•	a lower average U.S. dollar West Texas Intermediate (WTI) oil price;

•	a higher average exchange rate; partially offset by

•	a lower average light-heavy oil blend differential.

•	a decline in oil production.

The actual-to-budget increase is primarily due to:

•	a greater-than-budgeted average Canadian dollar well-head oil price in Saskatchewan of $36.54 per barrel, compared to the $21.00 per barrel at budget. This increase is due to:

•	a higher-than-budgeted average U.S. dollar WTI oil price;

•	a lower-than-budgeted light-heavy oil blend differential; partially offset by

•	a higher-than-budgeted average exchange rate.

•	higher-than-budgeted oil production.

Resource surcharge

The year-over-year decrease is primarily due to:

•	a decrease from the oil and gas and potash sectors, largely reflecting lower oil and potash prices; and
•	a decrease from uranium sector primarily due to the impact of the Cigar Lake mine closures.

The actual-to-budget increase is primarily due to:

•	an increase from the oil and gas sector, mainly due to greater-than-expected WTI oil prices.

 This increase is partially offset by:

•	a decrease from the potash sector, mainly reflecting lower-than-budgeted average potash prices; and
•	a decrease from the uranium sector primarily due to the greater-than-budgeted impact of the Cigar Lake mine closures.

Government of Saskatchewan Public Accounts 2020-21 21

Financial Statement Discussion and Analysis

Details

Revenue (continued)

Other non-renewable resources (including crown land sales and other miscellaneous non-renewable resources)

The year-over-year and actual-to-budget decreases are primarily due to:

•	a decrease in uranium royalties primarily due to the impact of the Cigar Lake mine closures; and

•	a decrease in crown land sales due to a reduction in both hectares sold and the average price per hectare reflecting the impact of the pandemic on capital markets and the low oil price environment.

22 Government of Saskatchewan Public Accounts 2020-21

Financial Statement Discussion and Analysis

Details

Revenue (continued)

Net income from Government Business Enterprises (GBEs) was $1.28 billion in 2020-21, an increase of $423 million, or 49.4 per cent, over 2019-20 and $549 million, or 75.4 per cent, over budget. The increase over prior year was primarily due to an increase in insurance and financing sector. Better-than-expected net income in each of the GBE sectors contributed to the increase over budget.

Insurance and financing

The increase over prior year is primarily due to:

•	unprecedented investment returns resulting largely from a significant rebound in equity markets following the COVID-related market volatility experienced in March 2020;
•	an improvement in underwriting results for auto insurance in which there were fewer claims attributed to a reduction of vehicles on roads during the COVID-related economic slowdown; and
•	growth in premiums written.

These year-over-year increases are partially offset by:

•	a one-time rebate to the motoring public of Saskatchewan; and
•	an increase in other claims costs largely attributed to a catastrophic winter storm as well as COVID-related return-to-work barriers for injured workers that increased the average duration of wage-loss benefits.

The increase over budget is primarily due to:

•	better-than-anticipated investment income as budgets did not anticipated the magnitude of the equity market rebound following the initial market reaction to the declaration of a global pandemic; and

•	lower-than-expected auto claims related to fewer vehicles on the roads.

These increases over budget are partially offset by:

•	an unbudgeted rebate to the motoring public; and
•	higher-than-anticipated on-the-job injury claims mainly resulting from COVID-related return-to-work barriers.

Utility

The year-over-year increase is primarily due to:

•	an increased margin on natural gas sales resulting from favorable year-over-year market value adjustments;

•	improved telecommunication results associated with continued wireless adoption and wireline growth services reflecting a growing subscriber base with subscribers opting for services delivered over a fibre network;

•	extraordinary sales volumes in export electricity sales and trading resulting from winter storms that had widespread impacts on North American electricity markets; and

•	a favorable ruling by an arbitration panel in relation to a contractual dispute resulting in a cash award.

Government of Saskatchewan Public Accounts 2020-21 23

Financial Statement Discussion and Analysis

Details

Revenue (continued)

Utility (continued)

These year-over-year increases are partially offset by:

•	a net increase in fuel and purchased power costs resulting from higher fuel prices including the federal carbon charge, an unfavorable change in the fuel mix and cost savings associated with lower generation volumes;
•	lower electricity sales, particularly in the oilfield and commercial customer classes, largely offset by higher residential and farm consumption;
•	an increase in capital related costs for ongoing capital expenditure, particularly for electricity and gas generation, transmission and distribution assets as well as the expansion of the province’s fibre footprint; and
•	forgone revenue for customer relief programs in response to the COVID-19 pandemic.

The increase over budget is primarily due to:

•	higher-than-budgeted electricity sales, net of related costs, attributable to greater-than-expected demand for in-province and export sales;
•	greater-than-expected profits from the sale of wireless telecommunication equipment together with stronger-than-expected wireless growth;
•	an unbudgeted arbitral award resulting from a favorable ruling on a contractual dispute; and
•	higher-than-expected customer capital contributions related to the completion of capital projects during the year.

Liquor and gaming

The year-over-year decline is primarily a result of:

•	COVID-related public health measures including shutdowns of casinos and video lottery terminals (VLTs) over the course of the year.

These year-over-year decreases were partially offset by:

•	an increase in liquor sales over the prior year.

The increase over budget is primarily due to:

•	higher-than-expected liquor sales and VLT profits.

24 Government of Saskatchewan Public Accounts 2020-21

Financial Statement Discussion and Analysis

Details

Revenue (continued)

Other own-source revenue was $2.12 billion in 2020-21. The year-over-year decrease of $15 million, or 0.7 per cent, was primarily due to decreases in other revenue and fees, partially offset by an increase in investment income.

When compared to budget, other own-source revenue increased by $190 million, or 9.8 per cent, representing higher-than-expected fees and investment income.

Other own-source

The year-over-year and actual-to-budget changes are due to:

•	the impact of COVID-19 resulting in:

•	reduced ancillary and out-province/country healthcare fees as well as tuition fees related to restrictions on services;

•	less fines, forfeits and penalties revenue in the court system;

•	an increase in investment income in the public employees’ benefit plans primarily due to improvements in the current year market performance compared to the market volatility of the first quarter of 2020; and

•	additional revenue related to the donation of personal protective equipment.

•	a decrease in donations revenue, mainly due to the completion of the Jim Pattison Children’s Hospital in the prior year;

•	a decrease in motor vehicle fees;

•	an increase in forestry revenue reflecting increased demand and improved commodity prices;

•	an increase in bottle deposits revenue due to a lower percentage of containers returned for refunds; and

•	increased lottery profits.

The year-over-year decrease was additionally impacted by:

•	a decrease in gaming revenue due to COVID-related closure of gaming establishments;

•	a decrease in agricultural land sales; and

•	a decrease in immigration deposit forfeitures.

The increase over budget was additionally impacted by:

•	greater-than-budgeted increases in prior-year refunds and casual revenue;

•	unbudgeted revenue resulting from a delay in the transfer of the securities division in the Financial and Consumer Affairs Authority to a national regulator; and

•	higher-than-budgeted sinking fund earnings.

Government of Saskatchewan Public Accounts 2020-21 25

Financial Statement Discussion and Analysis

Details

Revenue (continued)

Federal transfers were $3.13 billion in 2020-21, an increase of $543 million, or 21.0 per cent, over 2019-20 and $346 million, or 12.4 per cent, when compared to budget. The year-over-year and actual-to-budget increases were mainly due to COVID-related funding.

Canadian Health Transfer

The year-over-year increase is primarily due to:

•	a legislated annual increase in the national allocation equal to the greater of 3 per cent and the three-year moving average of the Canadian nominal GDP growth rate with an adjustment for changes in Saskatchewan’s share of the national population.

The decrease from budget was nominal

Canadian Social Transfer

The year-over-year increase is primarily due to:

•	a legislated 3 per cent annual increase in the national allocation with an adjustment made for changes in Saskatchewan’s share of the national population.

The decrease from budget was nominal.

Other transfers from the federal government

The year-over-year and actual-to-budget increases are primarily due to:

•	COVID-related funding largely comprised of:

•	Saskatchewan’s share of the Safe Restart Agreement and Safe Return to Class Fund;
•	funding for the new Accelerated Site Closure Program for the reclamation of inactive oil wells. This funding was less than budgeted due to fewer-than-expected projects being completed; and

•	funding for the new Saskatchewan Temporary Wage Supplement program.
•	an increase in funding for various infrastructure programs. The year-over-year increase was primarily due to an increase in eligible expenditures under the Investing in Canada Infrastructure Program with 2020-21 being the first full year of the program. Despite the year-over-year increase, funding was less-than-budgeted due to slower-than-expected progress on projects;
•	an unbudgeted increase for the finalization of Saskatchewan’s claim under the federal Fiscal Stabilization Program related to the 2016-17 fiscal year;
•	a one-time supplement to the Workforce Development Agreement; and
•	a year-over-year increase in French language funding due to eligibility requirements being met in the current year.

These increases were partially offset by:

•	a year-over-year decrease due to one-time Gas Tax program funding received in the prior year;
•	a year-over-year decrease in federal disaster assistance funding;
•	a year-over-year decrease in AgriStability funding due to an improvement in crop prices and the movement of products. Despite the year-over-year decrease, funding was greater-than-budgeted; and
•	lower federal contributions to crop insurance premiums, as a result of a shift in crop mix and lower insured acres on the part of producer.

26 Government of Saskatchewan Public Accounts 2020-21

Financial Statement Discussion and Analysis

Details

Expense

Total expense was $15.65 billion in 2020-21, 61.4 per cent of which represents spending in the health and education sectors. The SFS report expense by theme and by object, or major type of expense such as salaries and benefits, transfers and operating costs

*

In 2020-21, key components of “other” include financing charges (5%), transportation (4%), agriculture (3%), economic development (3%), general government (2%) and environment and natural resources (2%).

Government of Saskatchewan Public Accounts 2020-21 27

Financial Statement Discussion and Analysis

Details

Expense (continued)

Total expense was $15.65 billion in 2020-21. This represents an increase of $444 million, or 2.9 per cent, over the prior year. The most notable increases were in the health, economic development and community development themes primarily due to COVID-related expenses.

The total expense reported in 2020-21 was $424 million, or 2.6 per cent, less than the budget. The decrease from budget was primarily due to lower-than-budgeted agriculture expenses, primarily due to favorable crop and harvest conditions.

*  In 2021 Actual, key components of “other” include financing charges ($721 million), transportation ($617 million), agriculture ($526 million), economic development ($478 million), general government ($379 million), and environment and natural resources ($255 million). The 2021 Budget for “other” includes a $200 million health and public safety contingency as a measure of prudence in the event of a possible resurgence of the COVID-19 pandemic. Actual expenses are presented within the themes to which they relate.

Health

The year-over-year and actual-to-budget increases are primarily due to:

•	COVID-related measures, partially from utilization of the Safe Restart Agreement, primarily comprised of:
•	incremental compensation for health care workers;
•	increased usage of medical, surgical and laboratory supplies;
•	purchases of minor equipment and leased space to accommodate and treat COVID patients;
•	equipment and software to support remote working conditions;
•	purchases of personal protective equipment;
•	cohorting and screening at long-term care homes; and
•	screening and testing services.

•	collective bargaining agreement increases to salaries and benefits;

•	additional staffing of physicians; and

•	additional spending on drugs due to increase in price and utilization.

These increases were partially offset by:

•	savings from COVID-related service slowdowns where there were temporarily lower utilization rates for certain services including out-of-province, physician and other hospital services.

28 Government of Saskatchewan Public Accounts 2020-21

Financial Statement Discussion and Analysis

Details

Expense (continued)

Education

The year-over-year decrease is primarily due to:

•	a decrease in pension costs for Teacher’s Superannuation Plan (TSP) due to gains arising from changes in actuarial assumptions, including higher interest rates.

This decrease was partially offset by:

•	COVID-related increases in expenses largely comprised of:
•	utilization of the Province’s share of the Safe Return to Class Fund, partially offset by operational savings resulting from temporary school closures; and
•	higher childcare support, primarily from the utilization of Safe Restart Agreement.

The decrease from budget is mainly attributed to:

•	lower-than-expected pension costs for TSP primarily due to gains arising from changes in actuarial assumptions, including higher-than-expected interest rates; and
•	unbudgeted savings as a result of temporary closures of K-12 schools and post-secondary institutions due to the COVID-19 pandemic.

Social services and assistance

The year-over-year increase is primarily due to:

•	increased spending in various disability and child and family programs to:
•	address emerging needs, changes in service levels and other enhancements for disability programs and services; and
•	address utilization pressures to create new group home spaces and provide other service enhancements for child and family services.

•	COVID-related costs associated with the hotel isolation program; and
•	increased social housing maintenance, utility and insurance premiums.

These increases were mostly offset by:

•	lower utilization of the Income Assistance programs resulting from uptake of federal COVID support programs.

The decrease from budget is primarily due to:

•	lower-than-expected income assistance utilization resulting from the uptake of federal COVID support programs; and
•	lower-than-budgeted social housing costs due to delayed and lower-than-expected uptake in housing projects.

These decreases were partially offset by:

•	unbudgeted COVID-related expenses primarily due to the hotel isolation program, child and family isolation spaces and expanded services for minors.

Protection of persons and property

The year-over-year and increase-over-budget is primarily due to:

•	COVID-related expenses primarily comprised of:
•	salary pressures and additional operating costs for custody and court services; and
•	personal protective equipment purchases.
•	a year-over-year increase for the RCMP for salary and operating increases, additional officers for First Nations communities and other service enhancements.

Community development

The year-over-year increase is primarily due to:

•	COVID-related expenses primarily comprised of:
•	funding for municipalities through the Municipal Economic Enhancement Program;
•	utilization of funding from the Safe Restart Agreement; and
•	Emergency Pandemic Support for First Nations and Métis organizations in response to the closure of gaming establishments.
•	increased funding through the Investing in Canada Infrastructure Program as 2020-21 was the first full year of this program; and
•	increased urban revenue sharing reflecting increases in provincial sales tax revenue in 2018- 19 over the previous year.

Government of Saskatchewan Public Accounts 2020-21 29

Financial Statement Discussion and Analysis

Details

Expense (continued)

Community development (continued)

These increases were partially offset by:

•	a decrease in First Nations Gaming Agreement transfer payments due to the suspension of the Agreement as a result of the closure of gaming establishments during COVID;
•	a decrease in Gas Tax Program funding to municipalities due to one-time additional funding provided by the federal government in the prior year; and
•	one-time funding provided to municipalities in the prior year to mitigate the impact of the phase out of coal-fired electricity.

The increase from budget is primarily due to:

•	the flow-through of municipal Safe Restart Agreement funding; and
•	increased spending under the New Building Canada Fund due to faster-than-expected progress on construction projects.

These increases from budget were partially offset by:

•	lower-than-budgeted spending under the Investing in Canada Infrastructure Program resulting from slower-than-expected progress on construction projects; and
•	lower-than-budgeted northern water and waste water system upgrade funding due to lower-than-expected costs and delays in residential and landfill projects.

Other expense themes (including financing charges, transportation, agriculture, economic development, general government, and environment and natural resources)

The year-over-year increase is primarily due to

•	COVID-related support measures largely comprised of:
•	the Saskatchewan Economic Recovery Rebate;
•	the Accelerated Site Closure Program spending for the reclamation of inactive wells;
•	the Small Business Emergency Payment Program;
•	the Saskatchewan Temporary Wage Supplement program; and
•	Saskatchewan tourism sector support.
•	increased funding provided for infrastructure through the Investing in Canada Infrastructure Program and capital stimulus funding to rural municipalities;
•	increases in financing charges largely tied to COVID-related borrowing, interest related to the completion of the Regina Bypass and higher interest rates for pension plans; and
•	the administration of the 2020 general election.

These increases were partially offset by:

•	a decrease in pension costs for the Public Service Superannuation Plan (PSSP) primarily due to prior year losses finished being amortized and new gains arising from changes in actuarial assumptions, including higher interest rates;
•	a decrease in crop insurance and wildlife damage claims due to favorable harvest conditions;
•	a decrease in AgriStability expenses due to better prices and movement of products; and
•	a recovery of a contaminated sites provision resulting from a change in measurement to align with industry practices and regulations.

The decrease from budget is primarily due to:

•	lower-than-budgeted crop insurance claims as current year crop conditions were better than the budgeted 10-year average;
•	a health and public safety contingency for which actual expenses are presented within the themes to which they relate;
•	lower-than-anticipated activity for the Accelerated Site Closure Program;
•	lower-than-expected pension costs for the PSSP primarily due to gains arising from changes in actuarial assumptions and plan experience differences; and
•	an unbudgeted recovery of a contaminated sites provision resulting from a change in measurement to align with industry practices and regulations.

These decreases from budget were partially offset by:

•	unbudgeted COVID-related support measures primarily comprised of:
•	the Saskatchewan Economic Recovery Rebate;
•	the Saskatchewan Temporary Wage Supplement program; and
•	support for the Saskatchewan tourism sector.
•	greater-than-expected highway winter maintenance costs and stimulus infrastructure spending on rural and urban highway connector roads, including capital grants to rural municipalities; and
•	higher-than-expected AgriStability expenses due to greater-than-expected prior year claim amounts.

30 Government of Saskatchewan Public Accounts 2020-21

Financial Statement Discussion and Analysis

Details

Expense (continued)

*	Transfers are provided to third parties for salaries, capital and other costs.
**	The key component of “other” is amortization of capital assets.

*	Transfers are provided to third parties for salaries, capital and other costs.
**	The key component of “other” is amortization of capital assets

The most significant change was a $375 million increase in transfers, primarily due to financial support provided to residents, businesses and municipalities to address the adverse impact of the COVID-19 pandemic.

*	Transfers are provided to third parties for salaries, capital and other costs.
**	The key component of “other” is amortization of capital assets.

Government of Saskatchewan Public Accounts 2020-21 31

Financial Statement Discussion and Analysis

Details

Expense (continued)

* In 2015-16, the inclusion of an additional three months of operations of certain GBEs contributed approximately $120 million to GBE financing charges.

Financing charges have increased in recent years mainly due to an increase in debt financing for the replacement of aging infrastructure as well as for the building of new capacity to meet the demands of the province’s growing population. The increase in 2020-21 is primarily due to COVID-related borrowing.

The average effective interest rate on gross debt during 2020-21 was 3.5 per cent (2019-20 - 3.9 per cent). Pension interest expense is a function of the unfunded pension liability and the interest rates that are based on the Government’s borrowing rates. The average effective interest rate on the unfunded pension liability during 2020-21 was 2.8 per cent (2019-20 - 2.5 per cent). Interest on P3 obligations, ranging from 3.1 to 3.5 per cent, reflects the Government’s cost of borrowing at the date the P3 contract was signed.

The Statement of Operations reports financing charges that the Government incurs related to its general debt, unfunded pension liability and obligations under long-term financing arrangements (P3 obligations) but does not include government business enterprise (GBE) financing charges. GBE financing charges are included in the net income from GBEs reported on the Statement of Operations and disclosed in schedule 3 of the SFS. For general debt, financing charges are determined by the amount of general debt and the interest rate attached to that debt.

32 Government of Saskatchewan Public Accounts 2020-21

Financial Statement Discussion and Analysis

Details

Financial Assets

Financial assets represent the amount of resources available to the Government that can be converted to cash to meet obligations or fund operations.

* At March 31, 2021, primarily accounts receivable ($1.75 billion), loans receivable ($504 million) and other investments ($411 million).

Liabilities

Liabilities represent the obligations the Government has to others arising from past transactions or events.

From 2016-17 to 2020-21, liabilities increased by $6.64 billion. This was primarily a result of a $6.58 billion increase in general debt.

More detailed information on the significant liabilities can be found in the pages following.

* At March 31, 2021, primarily accounts payable and accrued liabilities ($3.15 billion).

Government of Saskatchewan Public Accounts 2020-21 33

Financial Statement Discussion and Analysis

Details

Liabilities (continued)

At March 31, 2021, the SFS report general debt of $14.48 billion and GBE specific debt of $9.10 billion. General debt, after several years of little change, has increased over the past six years. Until 2020-21, these increases have helped to finance the replacement of aging infrastructure as well as building new capacity to meet the demands of a growing population in the Province. This year, the increase was primarily attributable to borrowing to cover COVID-related revenue shortfalls, economic stimulus spending and incremental expenses.
Public debt consists of gross debt net of sinking funds and includes:

•  general debt, which is:

•   debt issued by the General Revenue Fund (GRF) and other government service organizations (GSOs); and

•   debt issued by the GRF and subsequently loaned to government business enterprises (GBEs); and

•  GBE specific debt, which is debt issued by GBEs or debt issued by the GRF specifically on behalf of GBEs where the Government expects to realize the receivables from the GBEs and settle the external debt simultaneously.

The general debt on the Statement of Financial Position does not include GBE specific debt. GBE specific debt is included in the Investment in GBEs reported on the Statement of Financial Position and disclosed in schedule 8 of the SFS.

At March 31, 2021, the SFS report pension liabilities of $6.58 billion, an increase of $260 million since 2011-12. This increase represents the amount by which pension costs, including interest on the pension liabilities and actuarial adjustments, exceed payments to the pension plans and retirees. It is primarily a result of a decline in interest rates over the same period of time, where small fluctuations in interest rates have a significant impact on the pension liability. Since 2015-16, the pension liability has decreased by $1.34 billion as payments have begun to exceed the pension costs.

Pension liabilities represent the future obligations for the Government’s defined benefit pension plans. The pension liability fluctuates with changes in actuarial assumptions such as interest rates and life expectancy. The Government limited its pension exposure over 40 years ago when it closed the main defined benefit plans to new members and introduced defined contribution plans. There is no liability exposure for the Government under defined contribution plans.

34 Government of Saskatchewan Public Accounts 2020-21

Financial Statement Discussion and Analysis

Details

Liabilities (continued)

Obligations under long-term financing arrangements represent the Government’s liability for public private partnerships (P3s). P3 obligations increase as the related assets are built (percentage of completion basis), and are reduced as payments are made to the P3 partner.

The Government has been party to four P3 arrangements (as disclosed in schedule 10 of the SFS). At March 31, 2021, all four P3 projects are complete and operational

Non-Financial Assets

Non-financial assets typically represent resources that the Government can use to provide services in the future. Non-financial assets primarily consist of capital assets but also include inventories held for consumption and prepaid expenses.

The Statement of Financial Position reports a net book value of capital assets recognized by government service organizations (GSOs) of $12.02 billion and does not include the capital assets recognized by government business enterprises (GBEs). Capital assets recognized by GBEs total $15.91 billion at March 31, 2021 and are included in the investment in GBEs reported on the Statement of Financial Position and disclosed in schedule 3 of the SFS. The net book value represents the original cost of capital assets net of accumulated amortization, disposals and write-downs in value

The net book value of capital assets recognized by the Government has steadily increased over the last five years indicating that the Government has been acquiring new or replacing existing capital assets.

Acquisition of capital assets in 2020-21 was $2.04 billion, $1.20 billion acquired by GBEs and $837 million by GSOs. The investment in capital assets made by GSOs was primarily in the transportation, health and education sectors mainly for road, bridge and water management assets ($445 million) and land, buildings and improvements ($178 million). The GBEs continued to replace aging infrastructure and invest in capital projects to meet the demand for growth, and improve safety.

Government of Saskatchewan Public Accounts 2020-21 35

Financial Statement Discussion and Analysis

Details

Cash Flow

The Statement of Cash Flow reports on the sources and uses of cash and temporary investments during the year. During the year, the Government’s overall cash position increased by $126 million, from $2.74 billion in 2019-20 to $2.86 billion in 2020-21.

The primary source of cash was $6.83 billion from taxation. Another significant source of cash was $3.57 billion from transfers from the Federal Government.

The most significant use of cash was $7.40 billion for salaries and benefits largely for frontline service providers in the health and education sectors. Another significant use of cash was $4.96 billion for transfers.

36 Government of Saskatchewan Public Accounts 2020-21

Financial Statement Discussion and Analysis

Risks and Uncertainties

The Government is subject to risks and uncertainties that arise from variables which the Government cannot directly control. These risks and uncertainties include:

•  changes in economic factors such as economic growth or decline, commodity and non-renewable resource prices, inflation, interest rates, marketplace competition, trade barriers, population change, personal income and retail sales;

•  exposure to interest rate risk, foreign exchange rate risk, price risk, credit risk and liquidity risk (see note 3 of the SFS);

•  changes in transfers from the federal government;

•  utilization of government services, such as insurance, health care and social services;

•  volatility in the pension liability due to external factors such as interest rates and actuarially determined assumptions of future events;

•  other unforeseen developments including unusual weather patterns and natural and other disasters;

•  criminal or malicious attacks, both cyber and physical in nature, potentially resulting in business interruption, privacy breach and loss of, or damage to, information, facilities and equipment;

•  identification and quantification of environmental liabilities;

•  supply chain disruptions and other factors that could hinder the safe delivery of products and services;

•  outcomes from litigation, arbitration and negotiations with third parties;

•  changes in reported results where actual experience may differ from initial estimates as discussed in note 2 of the SFS; and

•  changes in accounting standards.

Recognizing that Saskatchewan is reliant on the revenue from non-renewable resources and that the Province’s financial results can be influenced by other external factors, the Government takes a prudent approach in developing its budget assumptions for macroeconomic variables and non-renewable resources prices. The Government uses a number of forecasts from national forecasting agencies and banks, private industry and private sector analysts when developing the underlying assumptions for fiscal forecasts both on budget day and throughout the fiscal year.

The fiscal impact of changes in the underlying economic assumptions, including non-renewable resources prices, are estimated on a regular basis to quantify the risk associated with each forecast assumption. By understanding the size of the risk inherent in the fiscal projections, the Government is better able to make sound financial decisions.

Finally, for the Government to meet its challenges of growth and remain competitive where it operates in a competitive environment, attention is directed towards maintaining and investing in the Province’s infrastructure to support the steady growth the Province has been experiencing and to allow for continued growth in the future.

The COVID-19 pandemic has caused material disruption to businesses and has resulted in an economic slowdown. COVID-19 increases the risks and uncertainties to the Government’s financial position and operations.

Government of Saskatchewan Public Accounts 2020-21 37

Summary Financial Statements

Responsibility for the Summary Financial Statements

The Government is responsible for the Summary Financial Statements. The Government maintains a system of accounting and administrative controls to ensure that accurate and reliable financial statements are prepared and to obtain reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are maintained.

The Provincial Comptroller prepares these statements in accordance with generally accepted accounting principles for the public sector, using the Government’s best estimates and judgement when appropriate. He uses information from the accounts of the General Revenue Fund, Crown corporations and other government organizations to prepare these statements.

The Provincial Auditor expresses an independent opinion on these statements. Her report, which appears on the following page, provides the scope of her audit and states her opinion.

Treasury Board approves the Summary Financial Statements. The statements are tabled in the Legislative Assembly as part of the Public Accounts and referred to the Standing Committee on Public Accounts for review.

On behalf of the Government of the Province of Saskatchewan.

DONNA HARPAUER

Deputy Premier and

Minister of Finance

RUPEN PANDYA

Deputy Minister of Finance

TERRY PATON

Provincial Comptroller

Regina, Saskatchewan

June 2021

Government of Saskatchewan Public Accounts 2020-21 41

Summary Financial Statements

Independent Auditor’s Report

To the Members of the Legislative Assembly of Saskatchewan

Opinion

We have audited the consolidated financial statements of the Government of Saskatchewan, which comprise the Statement of Financial Position as at March 31, 2021, and the Statements of Operations, Accumulated Deficit, Change in Net Debt, and Cash Flow for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Government of Saskatchewan as at March 31, 2021, and the consolidated results of its operations, the consolidated changes in its net debt, and its consolidated cash flows for the year then ended in accordance with Canadian public sector accounting standards.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Government of Saskatchewan in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises the information included in Public Accounts 2020-21 Volume 1 Summary Financial Statements, but does not include the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or any knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian public sector accounting standards for Treasury Board’s approval, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Government of Saskatchewan’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Government of Saskatchewan either intends to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Government of Saskatchewan’s financial reporting process.

Government of Saskatchewan Public Accounts 2020-21 43

Summary Financial Statements

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Government of Saskatchewan’s internal control.

Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Government of Saskatchewan’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Government of Saskatchewan to cease to continue as a going concern.

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Government of Saskatchewan to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the consolidated financial statement audit. We are solely responsible for the auditor’s opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control identified during the audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Regina, Saskatchewan	JUDY FERGUSON, FCPA, FCA
June 17, 2021	Provincial Auditor
Office of the Provincial Auditor

44 Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Statement of Financial Position

As at March 31, 2021

(thousands of dollars)

	2021	2020

Financial Assets
Cash and temporary investments (note 4 )	2,862,621	2,736,481
Accounts receivable (schedule 1 )	1,754,866	1,665,500
Loans receivable (schedule 2 )	503,773	469,177
Investment in government business enterprises (schedule 3 )	7,466,716	6,840,053
Other investments (schedule 4 )	410,731	388,231
Other financial assets	4,895	4,903

Total Financial Assets	13,003,602	12,104,345

Liabilities
Accounts payable and accrued liabilities (schedule 5 )	3,148,937	3,003,392
Unearned revenue (schedule 6 )	527,204	179,700
Pension liabilities (note 5 )(schedule 7 )	6,575,845	7,152,321
General debt (schedule 8 )	14,481,477	12,199,259
Obligations under long-term financing arrangements (schedule 10 )	1,440,677	1,472,341
Other liabilities (schedule 11 )	512,154	386,213

Total Liabilities	26,686,294	24,393,226

Net Debt	(13,682,692)	(12,288,881)

Non-Financial Assets
Tangible capital assets (schedule 12 )	12,017,273	11,858,796
Inventories held for consumption	236,787	182,904
Prepaid expenses	60,991	55,864

Total Non-Financial Assets	12,315,051	12,097,564

Accumulated Deficit	(1,367,641)	(191,317)

Contractual	rights (note 7 )
Contingent	assets (note 8 )
Contractual	obligations (note 9 )
Contingent	liabilities (note 10 )

The accompanying notes and schedules are an integral part of these financial statements.

Government of Saskatchewan Public Accounts 2020-21 45

Summary Financial Statements

Statement of Operations

For the Year Ended March 31, 2021

(thousands of dollars)

	2021		2020

	Budget[1]	Actual	Actual

Revenue
Taxation	7,202,800	6,881,974	7,553,272
Non-renewable resources	997,400	1,107,774	1,750,298
Net income from government business enterprises (schedule 3 )	728,800	1,278,141	855,369
Other own-source	1,933,100	2,122,951	2,138,392
Transfers from the federal government	2,786,600	3,133,069	2,589,806

Total Revenue (schedule 13 )	13,648,700	14,523,909	14,887,137

Expense
Health	6,176,300	6,338,063	6,051,358
Education	3,361,900	3,276,875	3,501,562
Social services and assistance	1,490,300	1,448,377	1,436,348
Protection of persons and property	806,500	819,709	787,087
Community development	762,800	792,587	641,435
Financing charges (schedule 15 )	718,200	720,829	674,967
Transportation	585,800	616,853	545,491
Agriculture	798,800	525,934	633,037
Economic development	389,800	477,746	232,560
General government	421,900	379,395	505,918
Environment and natural resources	362,400	254,574	196,699
Health and public safety contingency[1]	200,000	-	-

Total Expense (schedule 14 )	16,074,700	15,650,942	15,206,462
Deficit	(2,426,000)	(1,127,033)	(319,325)

[1]

Budget figures, as presented in the 2020-21 Saskatchewan Provincial Budget, include a health and public safety contingency as a measure of prudence in the event of a possible resurgence of the COVID-19 pandemic. Actual expenses are presented within the themes to which they relate.

The accompanying notes and schedules are an integral part of these financial statements.

46 Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Statement of Accumulated Deficit

For the Year Ended March 31, 2021

(thousands of dollars)

	2021		2020

	Budget	Actual	Actual

Accumulated (deficit) surplus, beginning of year	(191,317)	(191,317)	154,752
Adjustment to accumulated (deficit) surplus ( note 11 )	-	(32,392)	(94,269)
Deficit	(2,426,000)	(1,127,033)	(319,325)
Other comprehensive (loss) income (schedule 3 )	-	(16,899)	67,525
Accumulated Deficit, End of Year	(2,617,317)	(1,367,641)	(191,317)

Statement of Change in Net Debt

For the Year Ended March 31, 2021

(thousands of dollars)

	2021		2020

	Budget	Actual	Actual

Deficit	(2,426,000)	(1,127,033)	(319,325)
Tangible Capital Assets (schedule 12 )
Acquisitions	(1,044,200)	(837,101)	(843,024)
Amortization	637,300	630,206	597,072
Disposals	-	8,350	11,828
Write-downs	-	6,676	11,501
Adjustments	-	33,392	119,949
Net acquisition of tangible capital assets	(406,900)	(158,477)	(102,674)
Net acquisition of other non-financial assets	-	(59,010)	(11,265)

Increase in net debt from operations	(2,832,900)	(1,344,520)	(433,264)
Adjustment to accumulated (deficit) surplus ( note 11 )	-	(32,392)	(94,269)
Other comprehensive (loss) income (schedule 3 )	-	(16,899)	67,525

Increase in net debt	(2,832,900)	(1,393,811)	(460,008)
Net debt, beginning of year	(12,288,881)	(12,288,881)	(11,828,873)
Net Debt, End of Year	(15,121,781)	(13,682,692)	(12,288,881)

The accompanying notes and schedules are an integral part of these financial statements.

Government of Saskatchewan Public Accounts 2020-21 47

Summary Financial Statements

Statement of Cash Flow

For the Year Ended March 31, 2021

(thousands of dollars)

	2021	2020

Operating Activities
Deficit	(1,127,033)	(319,325)
Non-cash items included in the deficit
Net income from government business enterprises (schedule 3 )	(1,278,141)	(855,369)
Other non-cash items included in the deficit (schedule 17 )	580,321	635,002
Net change in non-cash operating activities (schedule 17 )	(115,558)	(101,994)
Dividends received from government business enterprises (schedule 3 )	638,579	698,185
Cash (Used for) Provided by Operating Activities	(1,301,832)	56,499

Capital Activities
Acquisition of tangible capital assets (schedule 12 )	(837,101)	(843,024)
Proceeds on disposal of tangible capital assets	8,366	17,904
Cash Used for Capital Activities	(828,735)	(825,120)

Investing Activities
Net increase in loans receivable	(42,541)	(33,492)
(Increase in) repayment of equity advances to government business enterprises	(4,000)	33,000
Acquisition of other investments	(57,335)	(50,390)
Disposition of other investments	74,343	117,039
Sinking fund contributions for general debt (schedule 9 )	(165,084)	(145,873)
Sinking fund redemptions for general debt (schedule 9 )	320,924	71,920
Cash Provided by (Used for) Investing Activities	126,307	(7,796)

Financing Activities
Proceeds from general debt	3,542,792	1,431,267
Repayment of general debt	(1,366,433)	(159,942)
Decrease in obligations under long-term financing arrangements (schedule 10)	(31,664)	(526,540)
(Decrease) increase in other liabilities[1]	(14,295)	3,575
Cash Provided by Financing Activities	2,130,400	748,360
Increase (decrease) in cash and temporary investments	126,140	(28,057)
Cash and temporary investments, beginning of year	2,736,481	2,764,538
Cash and Temporary Investments, End of Year	2,862,621	2,736,481

[1]	Excludes the changes in unamortized debt related costs, which are classified as operating activities.

The accompanying notes and schedules are an integral part of these financial statements.

48 Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Notes to the Financial Statements

As at March 31, 2021

1. Significant Accounting Policies

Basis of accounting

These Summary financial statements are prepared in accordance with Canadian public sector accounting standards issued by the Public Sector Accounting Board.

Government reporting entity

The government reporting entity consists of public sector entities (entities), which include government service organizations, government business enterprises and partnerships.

Government service organizations and government business enterprises are entities controlled by the Government. Controlled entities that are self-sufficient and have the financial and operating authority to sell goods and services to individuals and other organizations outside the government reporting entity as their principal activity are classified as government business enterprises. All other controlled entities are government service organizations.

A partnership exists when the Government has entered into a contractual arrangement with one or more partners outside the government reporting entity where these partners share control of governance decisions and, on an equitable basis, share the significant risks and benefits associated with operating the partnership.

A listing of the entities included in the government reporting entity is provided in schedule 18. Unless otherwise noted, the financial activities of all subsidiaries of these entities have also been included.

Trust funds

Trust funds consist of property conveyed or assigned to the Government, as trustee, by agreement or statute to administer on behalf of beneficiaries. Because trust funds are administered but not controlled by the Government, the funds are excluded from the government reporting entity and disclosed in note 6.

Method of consolidation

Government service organizations are consolidated after adjustment to a basis consistent with the accounting policies described in this note. Inter-entity balances and transactions, other than expensed provincial sales tax, are eliminated. Government service organizations in which a non-controlling interest exists are proportionately consolidated.

Government business enterprises are recorded using the modified equity method based on their results prepared in accordance with International Financial Reporting Standards. Using this method, the Government’s investment in government business enterprises, which is initially recorded at cost, is adjusted annually to include the Government’s proportionate share of net earnings or losses and certain other net equity changes of government business enterprises without adjustment to the accounting policies described in this note. With the exception of dividends and unrealized inter-entity gains and losses, inter-entity balances and transactions are not eliminated.

Partnerships are proportionately consolidated, at the ownership share disclosed in schedule 18, after adjustment to a basis consistent with the accounting policies described in this note. Inter-entity balances and transactions, other than expensed provincial sales tax, are eliminated.

Financial results of entities with fiscal year ends other than March 31 are adjusted for transactions occurring on or before March 31 that have a significant impact on these financial statements.

Specific accounting policies

Financial assets

Financial assets are assets that could be used to discharge existing liabilities or finance future operations and are not for consumption in the normal course of operations.

Temporary investments are recorded at the lower of cost or market.

Loans receivable are initially recorded at cost. Where there has been a loss in value that is other than a temporary decline, the loan is written down to recognize the loss.

Government of Saskatchewan Public Accounts 2020-21 49

Summary Financial Statements

Notes to the Financial Statements

1. Significant Accounting Policies (continued)

Other investments are recorded at cost, with the exception of pooled investment funds, which are recorded at market value. Investments recorded at cost are written down to market value when there is evidence of a permanent decline in value.

Other financial assets include inventories and other assets held for sale, which are valued at the lower of cost and net realizable value.

Liabilities

Liabilities are present obligations resulting from transactions and events occurring prior to year end, which will be satisfied in the future through the transfer or use of assets or another form of economic settlement. Contingencies, including loss provisions on guaranteed debt, are recorded when it is likely that a liability exists and the amount can be reasonably estimated.

Accounts payable and accrued liabilities primarily include obligations to pay for goods and services acquired prior to year end and to provide authorized transfers where eligibility criteria are met. Obligations for contaminated sites are recorded net of any expected recoveries, using the Government’s best estimate of the amount required to remediate sites for which the Government is either directly responsible or has accepted responsibility. Accrued salaries and benefits include other employee future benefits which are recognized in the period the employees provide service.

Pension liabilities are calculated using the projected benefit method prorated on services, except as otherwise disclosed in note 5. Pension plan assets are valued at market-related values. Changes in pension liabilities resulting from estimation adjustments due to experience gains and losses and changes in actuarial assumptions are amortized on a straight-line basis over the expected average remaining service life of the related employee group. Amortization commences in the year following the determination of the adjustment. Gains or losses resulting from plan amendments are recognized in the period of the plan amendment.

General debt, recorded at par, is debt issued by government service organizations and includes issued amounts subsequently transferred to government business enterprises. Government business enterprise specific debt, which is disclosed separately on schedule 8, is debt issued by, or specifically on behalf of, government business enterprises.

Debenture issues that require contributions to a sinking fund are recorded at principal less sinking fund balances. Premiums and discounts on long-term investments within these sinking funds are amortized on a constant yield basis.

Obligations under long-term financing arrangements, representing the Government’s liability for public private partnerships (P3s), are recorded on the percentage-of-completion basis over the period of construction of the P3 asset and reduced by progress and capital payments made to the P3 partner. The percentage of completion is applied to the nominal value of progress payments and the present value of future capital payments, discounted to the date the asset is available for use, using the Government’s borrowing rate for general debt at the time the agreement is signed.

Other liabilities include unamortized debt-related costs, which is comprised of premiums and discounts, debt issue costs and foreign exchange gains and losses. These costs are deferred and amortized on a straight-line basis over the remaining life of the debt issue.

Non-financial assets

Non-financial assets are acquired, constructed or developed assets that do not normally provide resources to discharge existing liabilities, but instead are normally employed to deliver government services, may be consumed and are not for sale in the normal course of operations. Non-financial assets are recorded at cost and expensed as they are consumed.

Inventories held for consumption are recorded at cost and are expensed as they are consumed. COVID-19 vaccines received from the federal government at no cost have not been reflected in these financial statements due to the measurement difficulty. During the year, the Government received 233 thousand COVID-19 vaccines and held 29 thousand in inventory at March 31, 2021.

Tangible capital assets include all amounts directly attributable to the acquisition, construction, development or betterment of the asset. During construction, these assets are recorded based on their percentage of completion and are disclosed as work in progress. Amortization is generally on a straight-line basis over the estimated useful life of the asset and commences when the asset is put in service. Intangible assets, items inherited by right of the Crown such as Crown lands, forests, water and mineral resources, works of art and historical treasures are not recognized as assets in these financial statements as an estimate of their future economic benefits cannot be reasonably and verifiably quantified.

50 Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Notes to the Financial Statements

1. Significant Accounting Policies (continued)

Tangible capital assets procured through P3s are valued at the total of the nominal value of progress payments made during or on completion of construction and the present value of the future capital payments, discounted to the date the asset is available for use, using the Government’s borrowing rate for general debt at the time the agreement is signed.

Revenue

Revenue, recorded on the accrual basis, represents economic resources earned by the Government from taxes and other sources that are used to deliver public services.

Taxation revenue is recognized when the tax has been authorized by the legislature and the taxable event occurs. The taxable event differs for each type of tax; for example, taxation revenue is recognized when taxpayers earn income, purchase products and services, or are in possession of real property. Tax concessions are recorded as a reduction in taxation revenue.

For individual and corporation income taxes, cash received from the federal government, adjusted for assessment data from the federal government when it provides a more reliable estimate, is used as the basis for recording the tax revenue.

Non-renewable resources revenue is recognized based on the production, sales or profits generated from the specific non-renewable resource. Oil and natural gas revenue is based primarily on price and production; resource surcharge revenue is based on sales volumes and prices; and potash revenue is based primarily on profits generated.

Transfers from the federal government are recognized as revenue in the period the transfer is authorized and eligibility criteria are met, except when and to the extent that the transfer stipulations give rise to an obligation that meets the definition of a liability. Transfers meeting the definition of a liability are recorded as unearned revenue and recognized as the stipulations are met.

Expense

Expenses, recorded on the accrual basis, represent the Government’s cost to deliver public services and are classified by theme in the Statement of Operations and by object in Schedule 14, while Schedule 16 discloses expense themes by object. Transfers are recognized as expenses in the period the transfer is authorized and eligibility criteria are met.

Expenses classified by theme, which are based on the major functional groupings of activities, are as follows:

The agriculture theme includes expenses to assist and improve the agriculture and food industry through development activities including research, education, regulation and investment in the sector as well as providing direct support to farmers through loans, income stabilization and insurance programs.

The community development theme includes expenses to maintain and develop engaged and vibrant communities, including financial assistance and infrastructure funding to local governments and other authorities, which in turn provide community services. Community development also includes funding directed to specific community services such as sport, culture, arts, and heritage that improve quality of life.

The economic development theme includes expenses to strengthen, expand and diversify Saskatchewan’s economy as well as to promote trade and growth in export markets. The expenses arise from activities such as research, marketing, product development, financing, financial assistance, technology and infrastructure. Economic development also includes the strategic management of Saskatchewan’s non-renewable resources to support future economic activity.

The education theme includes expenses to develop and maintain a quality prekindergarten through post-secondary education system which is designed to impart knowledge and information, including activities that support and encourage ongoing learning and the acquisition of specialized skills as well as providing supports to help students be successful.

The environment and natural resources theme includes expenses to protect and improve the quality of the environment through: the management of fish, wildlife, forests and land; recycling; and the prevention and clean-up of environmental hazards.

The financing charges theme includes expenses associated with general debt including interest, foreign exchange gains and losses, discounts and premiums, fees and commissions. It also includes financing costs related to pension and other employee future benefits liabilities, obligations under long-term financing arrangements such as public-private partnerships and capital lease obligations.

51 Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Notes to the Financial Statements

1. Significant Accounting Policies (continued)

The general government theme includes expenses for centralized government services including: government contributions to, and management of, employee benefit plans; property, vehicle and information technology management; the collection of government revenues; the formation of budgetary policy; the preparation and audit of the Government’s public accounts; and the constitutional, political and law enactment aspect of the Government.

The health theme includes expenses to support, maintain and restore the physical and mental health of Saskatchewan residents. Health expense primarily includes: the delivery of health services through acute, emergency, rehabilitative, long-term, community-based, and home-based care; cancer prevention, diagnosis and treatment programs; the prevention and control of infectious diseases; the subsidization of prescription drugs; and the education and promotion of healthy lifestyles.

The protection of persons and property theme includes expenses to promote and ensure the security, safety and protection of residents and property which is mainly achieved through a fair justice system, policing programs and supervision and rehabilitation services for offenders. Protection of persons and property also includes: services that promote, support and enforce safe work practices and employment standards; provincial emergency management through 911 services, public safety, disaster assistance and wildfire management; and victims’ services.

The social services and assistance theme includes expenses to provide financial assistance and services to individuals and families in need because of poverty, abuse, neglect and disability. This includes income support programs, accessible and safe housing, child protection services, adoption services and providing life’s needs to persons with intellectual disabilities.

The transportation theme includes expenses for the development, construction and maintenance of an integrated provincial transportation system using highways, rural roads, bridges, ferry crossings, airstrips and communication networks.

Schedule 18 identifies the entities included in each theme.

New accounting standards

A number of new and amended Canadian public sector accounting standards have been issued but not applied in preparing these financial statements. These standards will come into effect as follows:

PS 3450 Financial Instruments (effective April 1, 2022), a new standard establishing guidance on the recognition, measurement, presentation and disclosure of financial instruments, including derivatives.

PS 2601 Foreign Currency Translation (effective April 1, 2022), replaces PS 2600 with revised guidance on the recognition, presentation and disclosure of transactions that are denominated in a foreign currency.

PS 1201 Financial Statement Presentation (effective in the period PS 3450 and PS 2601 are adopted), replaces PS 1200 with revised general reporting principles and standards of presentation and disclosure in government financial statements.

PS 3041 Portfolio Investments (effective in the period PS 3450, PS 2601 and PS 1201 are adopted), replaces PS 3040 with revised guidance on accounting for, and presentation and disclosure of, portfolio investments.

PS 3280 Asset Retirement Obligations (effective April 1, 2022), a new standard establishing guidance on the recognition, measurement, presentation and disclosure of a liability for retirement of a tangible capital asset.

PS 3400 Revenue (effective April 1, 2023), a new standard establishing guidance on the recognition, measurement, presentation and disclosure of revenue.

PS 3160 Public Private Partnerships (effective April 1, 2023), a new standard establishing guidance on the recognition, measurement and disclosure of public private partnerships arrangements.

The Government plans to adopt these new and amended standards on the effective date and is currently analyzing the impact this will have on these financial statements.

52 Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Notes to the Financial Statements

2. Measurement Uncertainty

Uncertainty in the determination of the amount at which an item is recognized or disclosed in financial statements is known as measurement uncertainty. Such uncertainty exists when there is a variance between the recognized or disclosed amount and another reasonably possible amount.

Measurement uncertainty, disclosed in aggregate for government service organizations and government business enterprises, that may be material to these financial statements exists:

•

in pension liabilities of $6,773.5 million (2020 - $7,352.1 million), insurance claim obligations of $4,132.3 million (2020 - $3,943.7 million) and agricultural income stability program obligations of $80.4 million (2020 - $118.6 million) because actual experience may differ from actuarial or historical estimations;

•	in individual and corporation income taxation revenue of $2,903.5 million (2020 - $3,416.5 million) because final tax assessments may differ from initial economic estimates;
•

in environmental obligations of $719.9 million (2020 - $811.1 million), including the remediation of contaminated sites because the existence and extent of contamination and the timing and cost of remediation cannot be reliably estimated in all cases;

•	in oil and natural gas non-renewable resources revenue of $378.2 million (2020 - $667.8 million) because of price and production sensitivities in the royalty revenue structures;
•	in potash non-renewable resources revenue of $421.6 million (2020 - $554.4 million) because actual operating profits may differ from initial estimates;
•	in resource surcharge non-renewable resources revenue of $263.1 million (2020 - $413.3 million) because the final valuation of resource sales may differ from initial estimates;
•

in the Canada Health Transfer and Canada Social Transfer revenue of $1,761.7 million (2020 - $1,718.9 million) because of changes in economic and demographic conditions in the Province and the country;

•	in the value of certain investments of $1,222.0 million (2020 - $1,146.8 million) because these investments have no active market;
•	in the Provincial Disaster Assistance Program receivable of $223.4 million (2020 - $218.4 million) because actual settlement payments may differ from initial estimates; and
•	in unbilled utility revenue receivable of $123.0 million (2020 - $126.3 million) because actual usage may differ from estimated usage.

Measurement uncertainty is inherent but inestimable for many financial statement items. The impact of the COVID-19 pandemic adds an additional level of uncertainty for the measurement of certain amounts recorded in these financial statements, including the valuation of accounts receivable, loans receivable and certain investments. While best estimates are used for reporting items subject to measurement uncertainty, it is reasonably possible that changes in future conditions, occurring within one fiscal year, could require a material change in the amounts recognized or disclosed.

3. Risk Management of Investments and Debt

The Government, collectively through its government service organizations and government business enterprises, invests and borrows in both domestic and foreign capital markets. In doing so, the Government is exposed to five types of risk:

Interest rate risk is the risk of an unfavorable fluctuation in the Government’s investment income and financing charges due to changes in interest rates.

Foreign exchange rate risk is the risk that the Government’s investment income and financing charges will fluctuate unfavorably with a change in the value of the Canadian dollar relative to other currencies.

Price risk is the risk that the Government’s return on its investment portfolio will fluctuate unfavourably due to a decline in equity prices in Canadian and global markets.

Credit risk is the risk that the Government may incur a loss from the failure of another party to meet its obligations.

Liquidity risk is the risk that the Government will not be able to meet its financial commitments over the short term.

Investment Management

Interest rate risk, foreign exchange rate risk and price risk all contribute to market risk, or the risk that the fair value of the Government’s investments will decline because of changes in market prices. These risks are managed by establishing policies regarding quality and quantity for the asset mix of the Government’s investment portfolios. The chosen asset mix helps reduce the impact of market fluctuations by requiring investment in different asset classes and in both domestic and foreign markets.

Government of Saskatchewan Public Accounts 2020-21 53

Summary Financial Statements

Notes to the Financial Statements

3. Risk Management of Investments and Debt (continued)

Interest rate risk exists for the Government in its exposure to changes in interest rates in its fixed income investments such as bonds and debentures. This risk is managed by setting asset mix guidelines that limit the extent to which interest rates impact the market value of the Government’s fixed income investments. It is estimated that a one per cent increase in interest rates would increase the Government’s deficit by $140.0 million (2020 - $130.5 million).

Foreign exchange rate risk is managed by defining maximum limits on exchange rate sensitive assets, such as foreign equities, in investment portfolios. It is estimated that a ten per cent appreciation in the Canadian dollar relative to other currencies would result in a $258.8 million (2020 - $204.8 million) increase in the Government’s deficit.

Price risk, resulting from exposure to changes in equity prices, is managed by having geographically and industry diverse investment portfolios. In addition, the Government limits its investment concentration in any one investee or related group of investees to ten per cent of the investee’s share capital and ten per cent of the Government’s investment portfolio.

Credit risk is managed through an investment policy that limits investments to high credit quality (minimum rating is BBB for bonds and debentures and R-1 for short-term investments) as well as limits the maximum exposure with respect to any one issuer.

Debt Management

The Government manages its risks by maintaining a preference for fixed rate Canadian dollar denominated debt. Where market conditions dictate that other forms of debt are more attractive, the Government seeks opportunities to use derivative financial instruments to reduce these risks.

Interest rate risk is managed by issuing debt securities at predominantly fixed rates of interest rather than at floating rates of interest.

Floating-rate debt is defined as the sum of floating-rate debentures, short-term promissory notes and fixed-rate debt maturing within one year. The Government seeks opportunities to effectively convert floating-rate debt into fixed-rate debt through the use of interest rate swaps. The Government has interest rate swaps on a notional value of debt of $198.9 million (2020 - $52.3 million). At March 31, 2021, 89.2 per cent (2020 - 83.0 per cent) of the Government’s gross debt effectively carried a rate of interest that was fixed for greater than a one-year period.

Public debt includes floating-rate debt of $2,528.6 million (2020 - $4,038.0 million). A one percentage point increase in interest rates would have increased the deficit by $25.3 million (2020 - $40.4 million).

Foreign exchange rate risk is managed by maintaining a preference for issuing debt that is denominated in Canadian dollars. Where debt has been issued in foreign currencies, the Government seeks opportunities to effectively convert it into Canadian dollar debt through the use of cross-currency swaps. At March 31, 2021, 100.0 per cent (2020 - 100.0 per cent) of the Government’s gross debt is effectively denominated in Canadian dollars.

The following foreign denominated items have been hedged to Canadian dollars using cross-currency swaps:

•	debentures of 300.0 million U.S. dollars (2020 - 800.0 million U.S. dollars) fully hedged to $384.0 million Canadian (2020 - $1,017.8 million Canadian); and
•	debentures of 115.0 million Euros (2020 - nil) fully hedged to $179.8 million Canadian (2020 - nil).

During 2019-20, 225.0 million U.S. dollars were hedged to Canadian dollars at an exchange rate of 1.2172. In 2020-21 there were no foreign denominated interest payments on debentures.

In total, the Government has cross-currency swaps on a notional value of debt of $685.3 million (2020 - $1,291.7 million). The effectiveness of these hedges is assessed on an ongoing basis by monitoring the credit ratings of the counterparties to the hedges.

Credit risk for derivative financial instrument contracts is managed by dealing only with counterparties that have good credit ratings and by establishing limits on individual counterparty exposures and monitoring those exposures on a regular basis. At March 31, 2021, 95.2 per cent (2020 - 95.2 per cent) of the notional value of the Government’s derivative financial instrument contracts is held by counterparties with a Standard and Poor’s credit rating of A or better. The remaining counterparties held a Standard and Poor’s credit rating of BBB+ or better.

Liquidity risk is managed by distributing debt maturities over many years, maintaining sinking funds in which the investment maturities approximate that of the underlying long-term debt issues and maintaining adequate cash reserves and short-term borrowing programs as contingent sources of liquidity.

54 Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Notes to the Financial Statements

4. Cash and Temporary Investments

Temporary investments are $1,332.0 million (2020 - $1,701.9 million) and mature in less than one year. Due to the short-term nature of these investments, cost approximates market value. Cash and temporary investments includes $16.3 million (2020 - $16.4 million - restated) segregated as a result of restrictions in agreements with external parties.

5. Retirement Benefits

The Government sponsors several defined benefit pension plans and a defined contribution pension plan. The Government also participates in a joint defined benefit pension plan.

Defined benefit plans provide benefits based on length of service and pensionable earnings. A typical defined benefit plan provides pensions equal to 2.0 per cent of a member’s average five years’ highest salary, multiplied by the years of service to a maximum of 35 years. Employees contribute a percentage of salary, which may vary based on age, to their plan. Pensions and contribution rates are integrated with the Canada Pension Plan.

Actuarial valuations are performed at least triennially. When a valuation is not done in the current fiscal year an actuary extrapolates the most recent valuation. Valuations and extrapolations are based on a number of assumptions about future events, such as inflation rates, interest rates, wage and salary increases and employee turnover and mortality. These assumptions reflect estimates of expected long-term rates and short-term forecasts. Estimates vary based on the individual plan.

The accrued benefit obligation is determined using the projected benefit method prorated on services. Pension plan assets are valued at market-related values based on the actual market values averaged over a four-year period.

Joint defined benefit plans are governed by formal agreements between the joint sponsors (i.e., participating employers and plan members) establishing that the joint sponsors have shared control over the plan. Funding contributions and significant risks of the plan are shared on an equitable basis between the joint sponsors. Accordingly, the Government accounts for only its portion of the plan. Plan assets and surpluses are restricted for member benefits or certain other purposes set out in the agreements. Plan benefits are determined on the same basis as defined benefit plans.

The accrued benefit obligation is determined using the projected benefit method prorated on services. Pension plan assets are valued at market-related values by averaging the difference between the net investment income on a market-value basis and the expected investment income, based on expected rate of return on plan assets, over a five-year period.

Defined contribution plans provide pensions based on accumulated contributions and investment earnings. Employees contribute a percentage of salary. The Government provides contributions at specified rates for employee current service.

Pension plan assets of government sponsored defined benefit and defined contribution plans are invested in fixed income securities, equities, real estate, pooled investment funds and short-term monetary items. The investment in Government of Saskatchewan securities is insignificant for all plans.

Government service organizations

Defined benefit plans and joint defined benefit plan

The two main defined benefit plans are the Teachers’ Superannuation Plan (TSP) and the Public Service Superannuation Plan (PSSP). Other plans include Judges of the Provincial Court Superannuation Plan (Judges), Saskatchewan Transportation Company Employees Superannuation Plan, Anti-TB League Employees Superannuation Plan, and the Pension Plan for the Non-Teaching Employees of the Saskatoon School Division No.13 (PPNTE). Defined benefits are also payable to members of the former Members of the Legislative Assembly Superannuation Fund (MLA).

The Government is required to match employee current service contributions for all plans except the PSSP, Judges and PPNTE. Funding contributions are required for the PPNTE. Separate pension plan assets are maintained for TSP, Judges and PPNTE. For the other plans, employee contributions are received and pension obligations are paid directly by the Government.

The Government also participates in the Saskatchewan Healthcare Employees’ Pension Plan (SHEPP), a joint defined benefit plan for employees of the Saskatchewan Health Authority and certain other Government health entities. The Government participating employers contribute to the plan at the ratio of 1.12 to 1 of employee contributions and any actuarially determined deficiency is the responsibility of participating employers and employees at the same ratio. The Government portion of employer contributions represents approximately 98 per cent of total participating employer contributions to the plan.

Government of Saskatchewan Public Accounts 2020-21 55

Summary Financial Statements

Notes to the Financial Statements

5. Retirement Benefits (continued)

Information on the defined benefit plans and the joint defined benefit plan of government service organizations is as follows:

	2021					2020
	TSP	PSSP	Others	SHEPP	Total	Total

Plan status	closed	closed	closed [1]	open	n/a	n/a
Employee contribution rate (percentage of salary)	7.85	7.00-9.00 [2]	5.00-9.00 [2]	8.10-10.70	n/a	n/a
Number of active employees	72	17	1,057	38,457	39,603	39,087
Average age of active employees (years)	64.6	64.7	48.1	43.8	44.0	44.1
Number of former employees entitled to deferred pension benefits	4,728	1	180	2,142	7,051	7,103
Number of superannuates and surviving spouses	10,784	4,580	608	19,904	35,876	35,333
Actuarial valuation date	June 30/18	Dec. 31/20	Various	Dec. 31/19	n/a	n/a
Long-term assumptions used
Rate of compensation increase (percentage)	3.00	n/a	3.00-3.25	2.75	n/a	n/a
Expected rate of return on plan assets (percentage)	4.00	n/a	4.50-6.05	6.00	n/a	n/a
Discount rate (percentage)	3.00	2.90	2.60-6.05	6.00	n/a	n/a
Inflation rate (percentage)	2.25	2.00	2.00-2.25	2.00	n/a	n/a
Expected average remaining service life (years)	1.10	-	8.00-12.00	12.80	n/a	n/a
Post-retirement index (percentage of annual increase in Consumer Price Index)	80	70	Various	Ad hoc	n/a	n/a

[1]	Judges and PPNTE are open to new membership; all other plans are closed.
[2]	Contribution rate varies based on age upon joining the plan.

Defined contribution plans

The Government sponsors the Public Employees Pension Plan (PEPP). The Government provides contributions to the plan at specified rates for employee current service. The Government also contributes to the Saskatchewan Teachers’ Retirement Plan (STRP) which is sponsored by the Saskatchewan Teachers’ Federation, as well as the Municipal Employees’ Pension Plan (MEPP) and the Regina Civic Employees’ Superannuation and Benefit Plan (RCESP). The Government has fully funded its share of contributions to the defined contribution plans.

Information on the defined contribution plans of government service organizations is as follows:

	2021					2020
	PEPP	STRP [1]	MEPP [2]	RCESP [3]	Total	Total
	Government Sponsored			(Restated)

Plan status	open	open	open	open	n/a	n/a
Employee contribution rate (percentage of salary)	5.00-9.00 [4]	9.50-11.70	9.00	7.80-13.10	n/a	n/a
Government contribution rate (percentage of salary)	5.00-11.50 [4]	7.25-9.25	9.00	8.80-14.60	n/a	n/a
Government service organization participation
Number of active employees	18,613	15,253	9,884	2,230	45,980	46,037
Employee contributions (thousands of dollars)	90,318	112,557	26,462	10,556	239,893	233,886
Government contributions (thousands of dollars)	105,022	88,996	26,476	11,756	232,250	218,053

[1]

Teachers employed by Boards of Education after July 1, 1980 participate in the STRP, a contributory defined benefit pension plan. The Government contributes an amount which is set through provincial negotiations.

[2]

Certain employees of Boards of Education and Regional Colleges participate in the MEPP, a multi-employer defined benefit plan. All costs, including costs of any actuarially determined deficiency, are equally shared by the employers and employees. At December 31, 2020, audited financial statements for the MEPP reported an accrued benefit obligation of $2,359.2 million (2019 - $2,144.6 million) and plan assets at market value of $3,198.1 million (2019 - $2,803.0 million).

[3]

Certain employees of the Saskatchewan Health Authority and a Board of Education participate in the RCESP, a multi-employer defined benefit plan. Amended provisions effective January 1, 2016 require the actuarially determined deficiency as at December 31, 2014 to be amortized over a period of no more than 20 years. The pre-amendment deficiency will be funded through participating employer and employee contributions at a rate of 60 per cent and 40 per cent respectively and any future deficits funded on a 50:50 basis. At December 31, 2020, audited financial statements for the RCESP reported an accrued benefit obligation of $1,570.1 million (2019 - $1,506.3 million) and plan assets at market value of $1,718.1 million (2019 - $1,614.5 million).

[4]	Contribution rate varies based on employee group.

56 Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Notes to the Financial Statements

5. Retirement Benefits (continued)

Pension expense

The total pension expense of government service organizations includes the following:

(thousands of dollars)	2021	2020

Defined benefit plans
Current period benefit cost	16,878	17,846
Amortization of estimation adjustments	(360,143)	69,203
Employee contributions	(4,154)	(4,088)
Change in valuation allowance	(469)	1,299
Pension interest cost (schedule 15 )	188,600	173,880
Pension (recovery) expense, defined benefit plans	(159,288)	258,140
Other plans
Pension expense, joint defined benefit plan	180,064	176,915
Pension expense, defined contribution plans	232,250	218,053
Total Pension Expense (schedule 16 )	253,026	653,108

Government business enterprises

Defined benefit plans

There are additional pension plans which are accounted for in the investment in government business enterprises. The two main defined benefit plans of government business enterprises are the Power Corporation Superannuation Plan (SaskPower) and the Saskatchewan Telecommunications Pension Plan (SaskTel). Other plans include the Saskatchewan Government Insurance Superannuation Plan, the Liquor Board Superannuation Plan, and the Pension Plan for the Employees of the Saskatchewan Workers’ Compensation Board (WCB). The WCB pension plan was wound up during 2020-21.

The Government contributes the amount necessary to fund the payment of pension benefits.

Information on the defined benefit plans of government business enterprises is as follows:

	2021				2020
	SaskPower	SaskTel	Others	Total	Total

Plan status	closed	closed	closed	n/a	n/a
Number of active employees	9	13	2	24	33
Number of former employees, superannuates and surviving spouses	1,595	1,832	240	3,667	3,836
Employee contributions (thousands of dollars)	-	-	2	2	1
Government contributions (thousands of dollars)	-	-	3,597	3,597	3,166
Benefits paid (thousands of dollars)	60,167	64,925	8,079	133,171	137,208
Actuarial valuation date	Dec. 31/19	Mar. 31/20	Various	n/a	n/a
Long-term assumptions used
Discount rate (percentage)	3.05	3.10	2.90-3.10	n/a	n/a
Inflation rate (percentage)	2.00	2.25	2.00	n/a	n/a
Post-retirement index (percentage of annual increase in Consumer Price Index)	70	100	Various	n/a	n/a

Government of Saskatchewan Public Accounts 2020-21 57

Summary Financial Statements

Notes to the Financial Statements

5. Retirement Benefits (continued)

Based on the latest actuarial valuation with extrapolations to the government business enterprises’ year ends, the present value of the accrued benefit obligation and the fair value of plan assets are shown in the table below:

(thousands of dollars)	2021				2020
	SaskPower	SaskTel	Others	Total	Total

Accrued benefit obligation	822,826	996,219	72,358	1,891,403	1,864,744
Fair value of plan assets	660,853	1,034,297	38,523	1,733,673	1,690,119
Plan Deficit (Surplus)	161,973	(38,078)	33,835	157,730	174,625
Valuation allowance	-	38,078	1,855	39,933	25,146
Pension Liabilities	161,973	-	35,690	197,663	199,771

Defined contribution plan

Information on government business enterprises’ participation in PEPP is as follows:

	2021	2020
		(Restated)
Plan status	open	open
Employee contribution rate (percentage of salary) [1]	4.45-8.60	4.45-7.50
Government contribution rate (percentage of salary) [1]	5.50-11.00	5.50-11.00
Government business enterprise participation
Number of active employees	12,377	12,592
Government contributions (thousands of dollars)	70,416	68,445
[1] Contribution rate varies based on employee group.

Pension expense

Pension expense for government business enterprises is included in net income from government business enterprises. The total pension expense of government business enterprises includes the following:

(thousands of dollars)	2021	2020

Defined benefit plans	7,311	7,210
Defined contribution plan	70,416	68,445
Total Pension Expense	77,727	75,655
Net Pension Gain Included in Other Comprehensive Income	(7,410)	(17,289)

6. Trust Funds

Trust fund assets held and administered by the Government are as follows:

(thousands of dollars)	2021	2020

Pension plans and annuity funds	18,252,260	15,373,916
Employee benefit plans	681,956	641,587
Public Guardian and Trustee of Saskatchewan	286,618	247,243
Other	85,272	103,325
Total Trust Fund Assets[1]	19,306,106	16,366,071
[1]	Amounts are based on the latest financial statements of the funds closest to March 31, 2021, where available.

58 Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Notes to the Financial Statements

7. Contractual Rights

Contractual rights are rights to economic resources arising from contracts or agreements that will result in both assets and revenues in the future when the terms of those contracts or agreements are met. The Government has the following contractual rights:

(thousands of dollars )	2021							2020
	2022	2023	2024	2025	2026	Thereafter	Total	Total
								(Restated)
Governmental Service Organizations
Transfers from the federal government
Capital	195,184	192,062	264,324	220,235	131,805	86,300	1,089,910	1,215,792
Operating[1]	308,120	230,374	77,448	73,479	67,866	125,322	882,609	1,062,514
Other own-source revenue
Fees
Real property sales and leases	69,173	21,199	17,260	15,335	10,253	95,666	228,886	222,322
Subsidized housing rental fees	2,926	2,554	1,672	947	399	-	8,498	7,773
Other fees	17,790	5,005	1,944	500	500	3,500	29,239	34,981
Total Government Service Organizations	593,193	451,194	362,648	310,496	210,823	310,788	2,239,142	2,543,382

Government Business Enterprises
Liquor and gaming sector[2]	30,000	70,000	85,000	96,000	100,000	-	381,000	315,130
Utility sector	171,583	43,341	36,360	2,280	2,200	4,400	260,164	195,196
Total Government Business Enterprises	201,583	113,341	121,360	98,280	102,200	4,400	641,164	510,326
Total Contractual Rights[3]	794,776	564,535	484,008	408,776	313,023	315,188	2,880,306	3,053,708

[1]	The contractual rights for federal operating transfer agreements with no expiration date include estimated revenue for up to 11 contract years. Contractual rights beyond this could be significant.

[2]

A gaming agreement has an expiration date that extends to 2037; however, amounts for contractual rights beyond 2026 are not included. The contractual rights beyond 2026 for this agreement could be significant.

[3]

The Government has contractual rights that could be significant, but are not included in the table above, as the expected revenues cannot be reasonably estimated. These rights include: Canadian Agricultural Partnership, for which transfers from the federal government are based on crop yields each year; private reinsurance agreements, for which insurance recovery revenue arises from catastrophic events (e.g., severe weather); and forest management agreements, for which licensees pay fees based on the cubic meter harvested.

8. Contingent Assets

The Government has instituted a claim against tobacco and opioid manufacturers for the recovery of health care benefits paid as a result of tobacco and opioid consumption and opioid marketing. The amount of the potential recovery cannot be estimated.

Government of Saskatchewan Public Accounts 2020-21 59

Summary Financial Statements

Notes to the Financial Statements

9. Contractual Obligations

Contractual obligations are legal obligations to others that will become liabilities in the future when the terms of the contract are met. The Government has the following contractual obligations:

(thousands of dollars )	2021							2020
	2022	2023	2024	2025	2026	Thereafter	Total	Total
								(Restated	)
Governmental Service Organizations
Policing transfer agreement	207,621	196,797	201,702	206,729	211,695	1,375,754	2,400,298	2,589,298
Operation, maintenance and life cycle rehabilitation payments under P3s	24,060	24,586	24,988	25,640	26,104	1,030,265	1,155,643	1,190,476
Construction and acquisition of tangible capital assets	545,318	11,443	6,856	2,014	154	-	565,785	444,397
Service agreements
Computer	110,224	52,905	28,136	21,553	11,778	3,622	228,218	201,220
Emergency communications	14,875	14,454	14,009	12,625	12,496	25,658	94,117	86,785
Transportation	29,083	25,036	16,484	9,556	6,972	-	87,131	115,393
Other	32,575	27,138	14,786	5,340	1,212	10,399	91,450	64,344
Operating lease agreements	89,874	73,346	56,362	40,866	29,407	91,491	381,346	338,044
Beverage container collection and recycling programs	35,074	35,536	36,554	-	-	-	107,164	131,253
Research and development	29,686	24,547	8,777	2,973	1,337	-	67,320	68,954
Housing subsidies, transfers and loans	18,624	7,466	7,045	6,260	4,888	-	44,283	47,670
Reinsurance contracts	25,500	-	-	-	-	-	25,500	-
Economic growth projects	2,810	1,515	1,515	1,515	1,515	6,115	14,985	16,952
Other transfers
Operating	1,104,859	819,131	640,009	528,321	123,643	-	3,215,963	1,269,177
Capital	178,985	74,977	22,469	7,057	623	1,129	285,240	185,272
Other	23,926	4,905	4,655	-	-	4,959	38,445	31,311
Total Government Service Organizations[1]	2,473,094	1,393,782	1,084,347	870,449	431,824	2,549,392	8,802,888	6,780,546
Government Business Enterprises Forward purchase contracts
Power	252,187	381,787	411,655	429,485	381,567	7,972,148	9,828,829	5,767,260
Coal	179,426	223,913	231,127	190,269	67,419	192,586	1,084,740	1,287,207
Natural gas	191,374	147,800	130,964	132,302	118,000	260,259	980,699	1,175,071
Other	2,982	504	-	-	-	-	3,486	7,145
Construction, acquisition and maintenance of capital assets	2,449,616	315,303	215,172	151,981	92,034	520,517	3,744,623	2,792,728
Service agreements	102,938	2,681	2,017	1,173	1,038	-	109,847	105,968
Other	6,315	3,015	3,015	3,015	3,015	5,002	23,377	26,392
Total Government Business Enterprises	3,184,838	1,075,003	993,950	908,225	663,073	8,950,512	15,775,601	11,161,771
Total Contractual Obligations	5,657,932	2,468,785	2,078,297	1,778,674	1,094,897	11,499,904	24,578,489	17,942,317

[1]	Contractual obligations for government service organizations by theme are as follows:

	2021	2020

Protection of persons and property	2,629,475	2,776,996
Education	2,037,902	426,427
Transportation	1,114,385	1,011,009
Health	943,110	880,512
Social services and assistance	708,393	601,328
Community development	577,778	439,296
General government	388,433	330,046
Environment and natural resources	245,188	144,871
Agriculture	94,129	81,361
Economic development	64,095	88,700
	8,802,888	6,780,546

60 Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Notes to the Financial Statements

10. Contingent Liabilities

Lawsuits

The Government is involved in various legal actions, the outcome of which is not determinable. Up to $93.2 million (2020 - $78.5 million) may be paid depending on the outcome of lawsuits in progress which include aboriginal land claims, claims for damages to persons and property and disputes over taxes and funding.

Other

The Government has up to $11.6 million (2020 - $10.0 million) in other contingent liabilities that are dependent on a letter of credit, environmental remediation and guaranteed debt repayments.

11. Adjustment to Accumulated (Deficit) Surplus

During 2020-21, there was an increase in the accumulated deficit, beginning of year of $32.4 million (2020 - $75.0 million decrease in the accumulated surplus, beginning of the year). These adjustments were made to remove the accumulated provincial sales tax paid on the acquisition of certain tangible capital assets. This also resulted in a decrease to tangible capital assets in each of the years.

In addition, during 2019-20, a government business enterprise changed its policy for recognition of certain losses on the disposal of capital assets. As a result, a $19.3 million reduction was made to both the accumulated surplus, beginning of year and investment in government business enterprises.

12. Impact of COVID-19 Pandemic

The COVID-19 pandemic has significantly impacted the Government’s fiscal results for the year ended March 31, 2021, the first full year operating in a COVID-19 environment since the global pandemic was declared. This impact is attributed to the negative impact that the pandemic has had on the economy, the cost of health and safety measures taken and the provision of financial support.

The negative impact the pandemic has had on the economy had the greatest impact on the Province’s fiscal results and includes:

•	a decline in revenue, notably taxation and non-renewable resources; and
•	stimulus spending in the form of infrastructure funding, rebates and tax credits to aid economic recovery.

Health and safety measures, with assistance from the federal government, were implemented. The measures taken:

•	provided testing and contact tracing;
•	supplied personal protective equipment;
•	delivered vaccines;
•	addressed health care system capacity shortages;
•	provided support for a safe return to classrooms;
•	controlled and prevented infections in vulnerable populations;
•	supported municipalities in their response to COVID-19; and
•	imposed public health orders and closures.

Financial support programs were delivered to sectors most impacted by pandemic-related public health orders and closures, including the:

•	Saskatchewan small business emergency payment program;
•	emergency pandemic response gaming partner grants;
•	small business tax rate reduction;
•	Saskatchewan tourism sector support program;
•	oil and gas sector tax relief; and
•	self-isolation support program.

Financial support programs, with assistance from the federal government, were delivered including the:

•	Saskatchewan temporary wage supplement program; and
•	Canada emergency commercial rent assistance.

The unprecedented and evolving nature of the COVID-19 pandemic continues to provide a level of uncertainty in the Government’s financial position and operating results.

Government of Saskatchewan Public Accounts 2020-21 61

Summary Financial Statements

Notes to the Financial Statements

13. Comparative Figures

Certain 2020 comparative figures have been reclassified to conform with the current year’s presentation.

62 Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Accounts Receivable	Schedule 1

As at March 31, 2021

(thousands of dollars)

	2021	2020

Taxation	606,137	548,501
Non-renewable resources	160,373	135,103
Other own-source	738,709	744,203
Transfers from the federal government	431,392	396,573
	1,936,611	1,824,380
Provision for loss	(181,745)	(158,880)
Total Accounts Receivable	1,754,866	1,665,500

Loans Receivable	Schedule 2
As at March 31, 2021
(thousands of dollars)

	2021	2020

Student loans[1]	332,908	277,820
Loans to government business enterprises[2]	240,768	249,342
Other[3]	15,647	19,620
	589,323	546,782
Provision for loss	(85,550)	(77,605)
Total Loans Receivable	503,773	469,177

[1]

The Government holds $332.9 million (2020 - $277.8 million) in loans to students. Loans are interest free until the discontinuance of full-time studies or graduation. Interest rates are prescribed by the Government and range between 2.4 and 2.9 per cent (2020 - 2.4 and 2.9 per cent - restated). Student grants and other varieties of loan forgiveness are available to students who meet specific criteria.

The administration and delivery of the federal and provincial student loans programs is integrated. The Government approves applications for both provincial and federal loans. External agencies are contracted to disburse, administer and collect loans, and the federal government is responsible for collection of loans in default.

A loss provision of $73.7 million (2020 - $63.6 million) has been recorded on these loans.

[2]

The Government has $275.0 million (2020 - $275.0 million) in loans receivable from government business enterprises repayable over 19 to 24 years and bearing interest between 3.9 and 4.8 per cent (2020 - 3.9 and 4.8 per cent). The loans are recorded net of $34.2 million (2020 - $30.7 million) for the government business enterprises’ equity in sinking funds administered by the Government. In 2019-20, the Government had an additional loan receivable of $5.0 million from a government business enterprise that was due within one year.

[3]

The Government’s loan portfolio also consists of $15.6 million (2020 - $19.6 million) in numerous other loans at various interest rates and maturities. Other loans include $11.9 million (2020 - $14.0 million) under the Headstart on a Home loan program repayable on demand and bearing interest at prime plus 5.0 per cent (2020 - 4.0 per cent). Security on other loans varies and may include promissory notes, mortgages on real property, security agreements or guarantees. A loss provision of $11.8 million (2020 - $14.0 million) has been recorded on these loans.

Government of Saskatchewan Public Accounts 2020-21 63

Summary Financial Statements

Investment in Government Business Enterprises

As at March 31, 2021

(thousands of dollars)

	Utility
	SaskEnergy	SaskPower	SaskTel	SaskWater	SGI

Assets
Cash and cash equivalents	(408)	98,580	23,694	1,271	49,491
Accounts receivable	164,535	434,055	192,958	8,409	303,282
Inventories	27,959	250,566	26,347	602	-
Prepaid expenses	-	30,292	123,703	749	165,750
Investments[3]	-	-	-	-	1,290,217
Capital assets	2,866,464	10,381,570	2,042,097	350,341	26,995
Intangible assets	77,415	67,775	264,012	-	4,708
Sinking funds	136,324	864,365	84,619	13,510	-
Other assets	21,769	6,295	99,029	293	4,675
Total Assets[4]	3,294,058	12,133,498	2,856,459	375,175	1,845,118
Liabilities
Accounts payable and accrued liabilities	115,548	630,575	171,990	6,130	110,691
Dividends payable to government entities	6,907	17,373	32,688	2,085	36,750
Gross debt	1,749,024	7,040,069	1,316,498	89,213	-
Unearned revenue	16,056	22,416	84,689	195,225	520,510
Provision for insurance claims	-	-	-	-	646,473
Other liabilities[7]	251,302	1,569,903	62,062	4,835	26,129
Total Liabilities[4]	2,138,837	9,280,336	1,667,927	297,488	1,340,553
Net Assets (Debt)	1,155,221	2,853,162	1,188,532	77,687	504,565
Revenue
Operating	803,592	2,777,359	1,323,978	63,284	1,045,740
Investment income	-	-	6,555	35	128,678
Total Revenue[4]	803,592	2,777,359	1,330,533	63,319	1,174,418
Expense
Operating	671,765	2,197,664	1,167,526	52,656	453,066
Insurance claims	-	-	-	-	548,480
Financing charges[5]	51,021	419,454	32,186	2,318	744
Total Expense[4]	722,786	2,617,118	1,199,712	54,974	1,002,290
Income (loss) from operations	80,806	160,241	130,821	8,345	172,128
Unusual items[4]	-	-	-	-	-
Net Income from Government Business Enterprises	80,806	160,241	130,821	8,345	172,128
Retained earnings (loss), beginning of year	1,024,957	2,123,062	835,784	67,059	344,032
Adjustment to retained earnings (loss)[6]	-	-	-	-	-
Dividends to government entities	(20,553)	(48,072)	(117,739)	(6,259)	(87,000)
Retained earnings, end of year	1,085,210	2,235,231	848,866	69,145	429,160
Accumulated other comprehensive income (loss), beginning of year	3,241	31,511	109,204	335	(3,847)
Adjustment to accumulated other comprehensive income (loss)[6]	-	-	-	-	-
Other comprehensive income	(4,761)	(6,580)	(6,538)	(493)	(748)
Accumulated other comprehensive income (loss), end of year	(1,520)	24,931	102,666	(158)	(4,595)
Equity advances from government entities	71,531	593,000	237,000	8,700	80,000
Investment in Government Business Enterprises	1,155,221	2,853,162	1,188,532	77,687	504,565

[1]	Net assets are restricted as disclosed on page 66.

[2]	Adjustments primarily include:

•	the reversal of an adjustment made in 2019-20 for the change in investment portfolio value to reflect market volatility in the first quarter of 2020, due in large part to COVID-19; and
•	the elimination of unrealized inter-entity gains and losses.

[3]

Includes bonds and debentures of $2,355.3 million (2020 - $2,174.8 million) that bear interest at rates up to 7.2 per cent (2020 - up to 7.2 per cent) and have maturity dates up to 56.5 years (2020 - up to 57.5 years).

[4]

Total assets include $1,242.1 million (2020 - $1,322.7 million) due from or invested in public sector entities (entities); total liabilities include $10,538.0 million (2020 - $10,594.4 million) in gross debt owing to entities and $377.0 million (2020 - $388.1 million - restated) in accounts payable or services due to entities; total revenue includes $366.8 million (2020 - $370.2 million) from entities; total expense includes $808.9 million (2020 - $815.7 million - restated) paid and owing to entities and unusual items include $2.4 million in expenses to entities.

[5]	Financing charges is reported net of sinking fund earnings. Interest in the amount of $357.8 million (2020 - $355.9 million) was paid and owing to entities.

[6]	Adjustment for 2020-21 represents the wind-up of a defined benefit pension plan (2020 - a change in accounting policy (note 11)).

64 Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Schedule 3

2021							2020
Insurance & Financing			Liquor & Gaming
Auto Fund[1]	WCB[1]	MFC	SLGA	SGC	Adjustments[2]	Total	Total
							(Restated)

273,592	27,215	321	26,482	4,711	-	504,949	502,221
253,497	13,026	2,934	40,119	45	-	1,412,860	1,396,654
3,997	-	-	29,205	56	-	338,732	298,406
42,888	446	-	1,729	775	-	366,332	357,311
3,072,087	2,135,333	248,421	-	-	-	6,746,058	5,843,486
56,251	10,327	-	135,394	64,518	(19,254)	15,914,703	15,723,872
10,706	6,751	-	17,182	-	-	448,549	455,557
-	-	16,149	-	-	-	1,114,967	1,206,862
-	-	-	525	-	-	132,586	125,415
3,713,018	2,193,098	267,825	250,636	70,105	(19,254)	26,979,736	25,909,784

362,399	16,138	1,145	23,253	10,256	-	1,448,125	1,076,410
-	-	-	71,135	-	-	166,938	151,792
-	-	248,079	94,980	4,988	-	10,542,851	10,585,496
408,964	-	-	-	-	(26,787)	1,221,073	1,186,192
1,851,517	1,647,797	-	-	-	-	4,145,787	3,955,547
-	6,920	-	62,590	4,505	-	1,988,246	2,114,294
2,622,880	1,670,855	249,224	251,958	19,749	(26,787)	19,513,020	19,069,731
1,090,138	522,243	18,601	(1,322)	50,356	7,533	7,466,716	6,840,053

1,050,684	255,573	-	955,855	30,898	(1,015)	8,305,948	8,433,056
508,482	77,438	8,510	-	-	181,178	910,876	137,603
1,559,166	333,011	8,510	955,855	30,898	180,163	9,216,824	8,570,659

206,339	80,988	52	593,847	43,822	1,723	5,469,448	5,445,092
784,436	335,157	-	-	-	-	1,668,073	1,735,579
-	505	7,148	2,282	504	-	516,162	534,619
990,775	416,650	7,200	596,129	44,326	1,723	7,653,683	7,715,290
568,391	(83,639)	1,310	359,726	(13,428)	178,440	1,563,141	855,369
(285,000)	-	-	-	-	-	(285,000)	-
283,391	(83,639)	1,310	359,726	(13,428)	178,440	1,278,141	855,369
806,747	607,108	16,253	(600)	59,784	(170,907)	5,713,279	5,575,346
-	(1,226)	-	-	-	-	(1,226)	(19,251)
-	-	-	(358,956)	-	-	(638,579)	(698,185)
1,090,138	522,243	17,563	170	46,356	7,533	6,351,615	5,713,279
-	(1,736)	535	(2,700)	-	-	136,543	69,018
-	1,226	-	-	-	-	1,226	-
-	510	503	1,208	-	-	(16,899)	67,525
-	-	1,038	(1,492)	-	-	120,870	136,543
-	-	-	-	4,000	-	994,231	990,231
1,090,138	522,243	18,601	(1,322)	50,356	7,533	7,466,716	6,840,053

[7]	Capital lease obligations, reported in other liabilites above, have the following payment schedule:

(thousands of dollars)	2021	2020
		(Restated	)
2020-21	-	196,373
2021-22	199,092	194,172
2022-23	198,681	194,241
2023-24	198,438	196,875
2024-25	191,515	190,051
2025-26	167,864	-
Thereafter	1,333,913	1,495,341
	2,289,503	2,467,053
Less interest and executory costs	(1,198,022)	(1,345,717)
Leases[a]	1,091,481	1,121,336
[a]	Leases bear interest up to 15.8 per cent (2020 - up to 15.8 per cent) and have expiry dates up to 31.3 years (2020 - up to 32.3 years).

Government of Saskatchewan Public Accounts 2020-21 65

Summary Financial Statements

Investment in Government Business Enterprises (continued)	Schedule 3

The investment in government business enterprises is comprised of the Government’s equity in the entities listed below.

Utility

SaskEnergy Incorporated (SaskEnergy)

SaskEnergy distributes safe, reliable natural gas within Saskatchewan.

Saskatchewan Power Corporation (SaskPower)

SaskPower provides power generation, transmission and distribution services within Saskatchewan.

Saskatchewan Telecommunications Holding Corporation (SaskTel)

SaskTel offers a wide range of information and communications technology products and services including competitive voice, data and Internet services, wireless data services, entertainment services, data centre services, cloud-based services, security monitoring services, advertising services, and international software and consulting services.

Saskatchewan Water Corporation (SaskWater)

SaskWater provides professional water and wastewater services to select communities, rural municipalities, and industrial and commercial end-user customers within Saskatchewan.

Insurance & Financing

Saskatchewan Government Insurance (SGI) and Saskatchewan Auto Fund (Auto Fund)

SGI’s fully competitive general insurance business, SGI CANADA, offers a comprehensive line of property and casualty insurance products including policies for automobile, home, farm and commercial enterprise in Saskatchewan and four other Canadian provinces.

The Auto Fund, administered by SGI, provides driver’s licenses, vehicle registrations and compulsory insurance on all vehicles registered in Saskatchewan. Any net assets of the Auto Fund are held on behalf of Saskatchewan’s motoring public and cannot be used for any other purpose.

Workers’ Compensation Board (Saskatchewan) (WCB)

WCB provides workplace insurance to Saskatchewan employers and provides benefits to workers who are injured in the course of their employment. Any net assets of the WCB cannot be used for any other purpose.

Municipal Financing Corporation of Saskatchewan (MFC)

MFC assists municipalities in financing their capital requirements.

Liquor & Gaming

Liquor and Gaming Authority (SLGA)

SLGA provides for the socially responsible distribution and regulation of liquor, cannabis and gaming in Saskatchewan. It also directly manages the majority of the Province’s electronic gaming machines, including video lottery terminals and slot machines at First Nations casinos.

Saskatchewan Gaming Corporation (SGC)

SGC owns and operates Casino Regina and Casino Moose Jaw.

66 Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Other Investments	Schedule 4

As at March 31, 2021

(thousands of dollars)

	2021	2020

Pooled investment funds	185,372	153,911
Bonds and debentures[1]	134,286	138,452
Other[2]	91,073	95,868
Total Other Investments	410,731	388,231
[1]	Bonds and debentures held by the Government have a market value of $141.1 million (2020 - $141.7 million) and include securities of:

	2021	2020

Governments of other provinces (coupon interest range 1.9 to 5.8 per cent; maturing in 2.9 to 29.9 years)	49,183	39,860
Corporations (coupon interest range 1.3 to 6.9 per cent; maturing in 1.1 to 30.8 years)	47,887	51,012
Government of Canada (coupon interest range 0.5 to 3.5 per cent; maturing in 1.5 to 30.9 years)	31,409	41,253
Other (coupon interest range 2.5 to 5.4 per cent; maturing in 3.6 to 26.9 years)	5,807	6,327
Total Bonds and Debentures	134,286	138,452

[2]

Other includes $70.6 million (2020 - $74.8 million) in fixed-rate securities with a market value of $71.7 million (2020 - $75.6 million) and $20.4 million (2020 - $21.0 million) in Canadian and international equity market investments with a market value of $151.2 million (2020 - $94.3 million).

Government of Saskatchewan Public Accounts 2020-21 67

Summary Financial Statements

Accounts Payable and Accrued Liabilities	Schedule 5

As at March 31, 2021

(thousands of dollars)

	2021	2020

Accrued salaries and benefits[1]	1,018,584	882,397
Federal government repayments[2]	584,250	474,515
Transfers[3]	527,248	589,231
Supplier payments	375,184	364,090
Contaminated sites[4]	168,308	208,051
Accrued interest	123,004	109,283
Treaty land entitlement claims	103,824	100,236
Other	248,535	275,589
Total Accounts Payable and Accrued Liabilities	3,148,937	3,003,392

[1]	Includes accruals for other employee future benefits of $414.6 million (2020 - $395.5 million) mainly for accumulated sick leave, long-term disability and life insurance benefits.

[2]	Includes amounts repayable for income taxes and Equalization transfers, $237.1 million (2020 - $177.5 million) of which is due within one year.

[3]	Includes transfers to the federal government of $123.9 million (2020 - $116.7 million) and capital transfers of $77.7 million (2020 - $52.5 million).

[4]	Includes contaminated sites consisting of:

Abandoned mines

The Government is responsible for remediation of certain abandoned uranium and precious and base metal mines on Crown land. For most of these abandoned mines, the companies that caused the contamination no longer exist. The contaminated sites liabilities include $84.3 million (2020 - $109.0 million) for the remediation of uranium mines, primarily the Gunnar and Lorado sites, and is net of expected recoveries of $11.2 million (2020 - $11.2 million). The Gunnar site has building debris, tailings and waste rock that contain radiation, and surface and ground water with elevated concentrations of uranium and several other elements. Lorado has radioactive tailings and 35 satellite uranium mine sites have issues including acidic water conditions and elevated radiation in exposed waste rock. The contaminated sites liabilities also include $30.8 million (2020 - $30.3 million) related to precious and base metal mines, which have several contaminants in soil, sediment and surface water from waste rock, tailings and concentrates.

Industrial operations

The Government has provided a $43.4 million (2020 - $59.5 million) indemnity for environmental liabilities predating 1986 related to the industrial operations of the ERCO Worldwide chemical plant and the Prince Albert pulp mill site. The chemical plant has excessive mercury levels in the soil throughout the site. The pulp mill site has excessive contaminants in a landfill waste area. During the year, a recovery of $16.0 million (2020 - nil) was recorded as a result of changes in remediation approach.

Other contaminated sites

The Government also has $9.8 million (2020 - $9.3 million) of other contaminated sites liabilities, mainly related to the storage of road salt and fuel.

Unearned Revenue	Schedule 6

As at March 31, 2021

(thousands of dollars)

	2021	2020

Transfers from the federal government[1]	359,488	108
Motor vehicle licensing fees	70,399	68,444
Education	42,143	52,495
Health care	13,436	15,281
Other	41,738	43,372
Total Unearned Revenue	527,204	179,700

[1]	Includes $334.1 million (2020 - nil) for the reclamation of inactive wells and $25.0 million (2020 - nil) for labour market initiatives.

68 Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Pension Liabilities	Schedule 7

As at March 31, 2021

(thousands of dollars)

	2021				2020
	TSP	PSSP	Others	Total	Total

Accrued benefit obligation, beginning of year	5,156,455	1,599,336	393,547	7,149,338	7,804,029
Current period benefit cost	834	10	16,034	16,878	17,846
Interest cost	159,776	48,039	17,762	225,577	210,182
Actuarial losses (gains)	102,882	5,426	15,530	123,838	(410,577)
Benefit payments	(327,738)	(116,868)	(18,776)	(463,382)	(472,142)

Accrued Benefit Obligation, End of Year	5,092,209	1,535,943	424,097	7,052,249	7,149,338
Plan assets, beginning of year	230,394	-	177,932	408,326	417,884
Employer contributions	286,467	116,866	13,855	417,188	428,366
Employee contributions	112	2	4,040	4,154	4,088
Return on plan assets[1]	27,335	-	9,642	36,977	36,302
Actuarial losses	(5,308)	-	4,406	(902)	(6,172)
Benefit payments	(327,738)	(116,868)	(18,776)	(463,382)	(472,142)

Plan Assets, End of Year[2]	211,262	-	191,099	402,361	408,326
	4,880,947	1,535,943	232,998	6,649,888	6,741,012
Unamortized estimation adjustments[3]	(82,939)	(5,426)	10,080	(78,285)	406,598
Joint defined benefit plan (SHEPP) net asset[1] 4	n/a	n/a	(1,175,750)	(1,175,750)	(926,019)
Valuation allowance[5]	-	-	1,179,992	1,179,992	930,730

Total Pension Liabilities[6]	4,798,008	1,530,517	247,320	6,575,845	7,152,321

[1]	The actual rate of return on plan assets was 7.0 per cent (2020 - 1.2 percent) for the TSP and 11.0 per cent (2019 - 11.5 per cent) for the SHEPP.

[2]	The market value of plan investments was $424.2 million at March 31, 2021 (2020 - $436.1 million) for the defined benefit plans.

[3]

Unamortized estimation adjustments are amortized to pension expense over the expected average remaining service life of the related employee group at the time the estimation adjustments arose and commence in the year following the adjustment as follows: 1.1 years for the TSP; in the year following for the PSSP; up to 12.8 years for the SHEPP; and up to 13.0 years for the other plans.

[4]

At December 31, 2020, the SHEPP had a total accrued benefit obligation of $7,867.3 million (2019 - $7,292.2 million), plan assets at market-related values of $8,454.8 million (2019 - $7,824.9 million) and unamortized estimation adjustment losses of $588.2 million (2019 - $393.3 million). The Government portion of employer contributions to the plan totaled $180.1 million (2019 - $176.9 million). Total member contributions were $164.1 million (2019 - $161.2 million) and total benefit payments were $389.3 million (2019 - $362.5 million). The market value of plan investments was $8,893.7 million at December 31, 2020 (2019 - $8,041.5 million). The fair value of these investments increased to $9,035.3 million at March 31, 2021.

[5]

The valuation allowance includes $1,175.8 million (2019 - $926.0 million) for the SHEPP which reduces the Government portion of the SHEPP pension asset to nil as plan assets and surpluses are restricted for member benefits.

[6]

The total pension liabilities are based on the latest actuarial valuations extrapolated to March 31, 2021 for the defined benefit plans and December 31, 2020 for the joint defined benefit plan. Changes in assumptions can result in significantly higher or lower estimates of pension liabilities. A one percentage point decrease in the discount rate would result in a $621.6 million and $167.4 million increase in pension liabilities for the TSP and the PSSP respectively, and a one percentage point increase would result in a $517.8 million and $141.3 million decrease in pension liabilities for the TSP and the PSSP respectively. A one percentage point decrease in the discount rate would result in a $1,117.2 million decrease in the SHEPP pension asset, and a one percentage point increase would result in a $896.9 million increase in the SHEPP pension asset.

Government of Saskatchewan Public Accounts 2020-21 69

Summary Financial Statements

Public Debt	Schedule 8

As at March 31, 2021

(thousands of dollars)

	2021			2020
	General Debt1 2	Government Business Enterprise Specific Debt[1]	Public Debt	General Debt1 2	Government Business Enterprise Specific Debt[1]	Public Debt
General Revenue Fund
Operating	7,200,001	-	7,200,001	6,149,964	-	6,149,964
Saskatchewan Capital Plan[3]	6,690,332	-	6,690,332	5,402,870	-	5,402,870
Saskatchewan Power Corporation[4]	84,821	6,044,029	6,128,850	86,187	6,311,905	6,398,092
SaskEnergy Incorporated[4]	63,616	1,524,631	1,588,247	64,640	1,427,534	1,492,174
Saskatchewan Telecommunications Holding Corporation[4]	-	1,219,973	1,219,973	-	1,107,256	1,107,256
Municipal Financing Corporation of Saskatchewan[4]	92,331	137,687	230,018	93,515	109,990	203,505
Boards of Education	149,961	-	149,961	159,050	-	159,050
Liquor and Gaming Authority[4]	-	94,957	94,957	-	99,225	99,225
Saskatchewan Health Authority	76,246	-	76,246	101,403	-	101,403
Saskatchewan Water Corporation[4]	-	75,341	75,341	-	76,347	76,347
Saskatchewan Opportunities Corporation	50,089	-	50,089	51,673	-	51,673
Global Transportation Hub Authority	43,910	-	43,910	43,420	-	43,420
Water Security Agency	20,025	-	20,025	25,896	-	25,896
Health Sector Affiliates	8,476	-	8,476	9,657	-	9,657
Saskatchewan Housing Corporation	-	-	-	5,100	-	5,100
Other	1,669	4,988	6,657	5,884	-	5,884
Total[5]	14,481,477	9,101,606	23,583,083	12,199,259	9,132,257	21,331,516

[1]	General debt and government business enterprise specific debt are presented net of sinking funds (see footnote 5).

[2]	General debt includes $23.0 million (2020 - $33.3 million) secured primarily by assets with a carrying value of $111.0 million (2020 - $120.9 million).

[3]	General Revenue Fund - Saskatchewan Capital Plan consists of amounts borrowed by the General Revenue Fund to finance investment in capital assets as presented in the Saskatchewan Provincial Budget.

[4]

Government business enterprise (GBE) public debt includes both general debt and GBE specific debt. General debt of GBEs represents amounts transferred from the General Revenue Fund and recorded as loans receivable (schedule 2). GBE specific debt represents debt issued by, or specifically on behalf of, GBEs.

Schedule 3 provides information on GBEs as presented in their audited financial statements closest to March 31, 2021. The public debt reported above is lower than the gross debt, net of sinking funds, reported on schedule 3 by $85.5 million (2020 - $2.0 million) mainly to conform to Canadian public sector accounting standards and for transactions occurring from the audited financial statements to March 31, 2021.

70 Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Public Debt (continued)	Schedule 8

5	Public debt is comprised of gross debt net of sinking funds as follows:

	2021

	Gross Debt [a]	Sinking Funds	Public Debt
		(schedule 9)

General Revenue Fund
Operating	8,048,554	(848,553)	7,200,001
Saskatchewan Capital Plan	6,999,780	(309,448)	6,690,332
Saskatchewan Power Corporation	6,995,473	(866,623)	6,128,850
SaskEnergy Incorporated	1,724,849	(136,602)	1,588,247
Saskatchewan Telecommunications Holding Corporation	1,304,892	(84,919)	1,219,973
Municipal Financing Corporation of Saskatchewan	245,318	(15,300)	230,018
Boards of Education	149,961	-	149,961
Liquor and Gaming Authority	94,957	-	94,957
Saskatchewan Health Authority	76,246	-	76,246
Saskatchewan Water Corporation	88,892	(13,551)	75,341
Saskatchewan Opportunities Corporation	55,229	(5,140)	50,089
Global Transportation Hub Authority	43,910	-	43,910
Water Security Agency	20,025	-	20,025
Health Sector Affiliates	8,476	-	8,476
Other	6,657	-	6,657
Public Debt	25,863,219	(2,280,136)	23,583,083

[a]

The average effective interest rate on gross debt was 3.5 per cent (2020 - 3.9 per cent) and includes the impact of foreign exchange and the amortization of any premiums or discounts associated with the debentures. The average term to maturity of gross debt is 15.8 years (2020 - 15.8 years).

The payment schedule for gross debt is as follows:

	2021	2020
Year of Maturity

Short-term promissory notes	1,509,242	2,397,712
2020-21	-	1,665,189
2021-22	391,043	285,541
2022-23	514,654	516,969
2023-24	879,808	79,523
2024-25	1,317,465	1,017,548
2025-26	1,445,771	-
6-10 years	5,521,051	4,345,866
Thereafter	14,284,185	13,467,894
Gross debt [a]	25,863,219	23,776,242
Sinking funds	(2,280,136)	(2,444,726)
Public Debt	23,583,083	21,331,516

[a]

Gross debt includes Canada Pension Plan debentures of $635.6 million (2020 - $711.2 million). These debentures are callable in whole or in part before maturity, at the option of the Minister of Finance of Saskatchewan.

Government of Saskatchewan Public Accounts 2020-21 71

Summary Financial Statements

Sinking Funds As at March 31, 2021 (thousands of dollars)	Schedule 9

	2020	2021
	Sinking				Sinking
	Funds	Contributions[1]	Earnings[2]	Redemptions[3]	Funds
General Revenue Fund
Operating	1,065,600	55,967	42,544	(315,558)	848,553
Saskatchewan Capital Plan	197,088	106,000	6,360	-	309,448
Saskatchewan Power Corporation	823,069	62,751	23,154	(42,351)	866,623
SaskEnergy Incorporated	131,769	12,911	3,993	(12,071)	136,602
Saskatchewan Telecommunications Holding Corporation	193,196	14,666	10,987	(133,930)	84,919
Municipal Financing Corporation of Saskatchewan	13,080	1,856	364	-	15,300
Saskatchewan Water Corporation	11,039	2,217	295	-	13,551
Saskatchewan Housing Corporation	5,236	-	129	(5,365)	-
Saskatchewan Opportunities Corporation	4,649	367	124	-	5,140

Total Sinking Funds[4]	2,444,726	256,735	87,950	(509,275)	2,280,136

[1]

Annual contributions, established by Order in Council, are typically set at a minimum of either one or two per cent of debentures outstanding. The aggregate amount of contributions estimated to be required in each of the next five years and thereafter to meet sinking fund requirements by debt classification (see footnote 4) are as follows:

	2022	2023	2024	2025	2026	Thereafter	Total

General debt	196,701	196,384	195,376	187,252	187,252	2,951,931	3,914,896
Government business enterprise specific debt	87,954	85,554	82,873	81,250	81,070	1,403,251	1,821,952
Total Sinking Fund Contributions	284,655	281,938	278,249	268,502	268,322	4,355,182	5,736,848

[2]	Sinking fund earnings include gains on investment sales of $12.1 million (2020 - $13.5 million).

[3]	Redemptions are based on the market value of the sinking fund units at the date of redemption.

[4]	Total sinking funds, with a market value of $2,267.3 million (2020 - $2,515.9 million), are segregated by debt classification as follows:

	2020	2021
	Sinking				Sinking
	Funds	Contributions	Earnings	Redemptions	Funds

General debt	1,303,231	165,084	49,981	(320,924)	1,197,372
Government business enterprise specific debt	1,141,495	91,651	37,969	(188,351)	1,082,764

Total Sinking Funds	2,444,726	256,735	87,950	(509,275)	2,280,136

Sinking fund assets have been invested as follows:

				2021	2020
Long-term investments[a] in securities of:
Governments of other provinces (coupon interest range 1.4 to 9.6 per cent; maturing in 0.2 to 29.6 years)				910,893	1,363,757
Government of Canada (coupon interest range 0.3 to 4.0 per cent; maturing in 0.2 to 30.7 years)				479,017	295,982
Government of Saskatchewan (coupon interest range 2.7 to 9.6 per cent; maturing in 0.9 to 29.2 years)				313,765	363,534
Cash, short-term investments and accrued interest				576,461	421,453

Total Sinking Funds				2,280,136	2,444,726

[a]	The average yield to maturity on long-term investments at March 31, 2021 was 2.1 per cent (2020 - 2.3 per cent).

72 Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Obligations Under Long-Term Financing Arrangements As at March 31, 2021 (thousands of dollars)	Schedule 10

	Contract End	Discount
	Date	Rate	2021	2020

Regina Bypass	October 2049	3.10%	838,000	855,955
Elementary Schools	June 2047	3.05%	267,603	273,507
Saskatchewan Hospital North Battleford	May 2048	3.25%	223,805	228,856
Swift Current Long-Term Care Facility	April 2046	3.50%	111,269	114,023
Total Obligations Under Long-Term Financing Arrangements			1,440,677	1,472,341

The Government is party to public private partnership (P3) contracts through which private sector proponents design, build, finance, operate and maintain certain of the Government’s tangible capital assets.

The payment schedule for P3 financing is as follows:

	2021			2020
		Contractual
		Obligation for Future
		Operation,
		Maintenance & Life
	Obligation[1]	Cycle Rehabilitation[2]	Total	Total

2020-21	-	-	-	105,398
2021-22	82,772	24,060	106,832	106,987
2022-23	77,841	24,586	102,427	102,574
2023-24	77,841	24,988	102,829	102,978
2024-25	77,841	25,640	103,481	103,574
2025-26	77,841	26,104	103,945	-
Thereafter	1,755,831	1,030,265	2,786,096	2,896,242
	2,149,967	1,155,643	3,305,610	3,417,753
Less interest costs	(709,290)	-	(709,290)	(754,936)
Total	1,440,677	1,155,643	2,596,320	2,662,817

[1]	Represents the liability recorded for the capital portion of the project (as reported above).
[2]

Represents the contractual obligation (as reported in note 9) for operation, maintenance and life cycle rehabilitation payments for the duration of the contract. Total future payments for these contractual obligations, by project, are as follows:

	2021	2020

Regina Bypass	687,903	709,134
Elementary Schools[a]	249,986	259,439
Saskatchewan Hospital North Battleford	144,530	146,962
Swift Current Long-Term Care Facility	73,224	74,941
Total	1,155,643	1,190,476
[a] Includes $4.9 million (2020 - $9.5 million) for construction & acquisition of relocatable classrooms.

Government of Saskatchewan Public Accounts 2020-21 73

Summary Financial Statements

Other Liabilities As at March 31, 2021 (thousands of dollars)	Schedule 11

	2021	2020

Unamortized debt-related costs[1]	264,557	124,321
Funds held on behalf of others[2]	173,449	180,916
Capital leases[3]	46,242	52,764
Other	27,906	28,212
Total Other Liabilities	512,154	386,213

[1]	Unamortized debt-related costs include:

	2021	2020

Net premium[a]	323,421	176,120
Debt issue costs[a]	(57,730)	(49,531)
Foreign exchange loss[b]	(1,134)	(2,268)
Unamortized Debt-related Costs	264,557	124,321

a

Combined net change in net premium and debt issue costs is reported in operating activities on the Statement of Cash Flow as increase in unamortized debt-related costs in net change in non-cash operating activities (schedule 17).

b	Net foreign exchange loss is reported in operating activities on the Statement of Cash Flow as an other non-cash item included in deficit (schedule 17).

[2] Includes $30.3 million (2020 - $46.4 million) for government business enterprises.
[3] The payment schedule for capital leases is as follows:

	2021	2020

2020-21	-	16,820
2021-22	13,251	11,697
2022-23	11,555	9,621
2023-24	8,708	8,016
2024-25	6,494	6,215
2025-26	5,550	-
Thereafter	32,709	38,315
	78,267	90,684
Less interest and executory costs	(32,025)	(37,920)
Capital Leases[a]	46,242	52,764

a Capital leases bear interest at rates up to 13.9 per cent (2020 - up to 13.9 per cent) and have expiry dates up to 11.6 years (2020 - up to 12.6 years).

74 Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Tangible Capital Assets As at March 31, 2021 (thousands of dollars)	Schedule 12

	2021					2020
	Land,	Roads,		Office
	Buildings &	Bridges &	Transportation	Equipment &
	Improve-	Water	& Operating	Information
	ments	Management	Equipment	Technology	Total	Total
Estimated useful life (in years)	2 - indefinite	5-100	2-40	2-25
Opening Net Book Value of Tangible Capital Assets	5,573,017	5,473,342	513,344	299,093	11,858,796	11,756,122

Opening cost	9,862,599	8,423,127	1,866,238	1,041,282	21,193,246	20,660,065
Adjustments[1]	(11,460)	(15,925)	(4,139)	(1,868)	(33,392)	(119,949)
Acquisitions	178,155	445,338	134,189	79,419	837,101	843,024
Write-downs	(61)	(985)	(95)	(7,795)	(8,936)	(46,900)
Disposals	(25,867)	(46,365)	(67,291)	(42,284)	(181,807)	(142,994)
Closing Cost2 3	10,003,366	8,805,190	1,928,902	1,068,754	21,806,212	21,193,246

Opening accumulated amortization	4,289,582	2,949,785	1,352,894	742,189	9,334,450	8,903,943
Annual amortization	236,938	227,437	95,056	70,775	630,206	597,072
Write-downs	(7)	(102)	(9)	(2,142)	(2,260)	(35,399)
Disposals	(23,655)	(46,365)	(61,935)	(41,502)	(173,457)	(131,166)
Closing Accumulated Amortization	4,502,858	3,130,755	1,386,006	769,320	9,788,939	9,334,450

Closing Net Book Value of Tangible Capital Assets[4]	5,500,508	5,674,435	542,896	299,434	12,017,273	11,858,796

Tangible capital assets exclude capital assets recognized by government business enterprises (schedule 3).

[1]

Adjustments consist of a reduction of $32.4 million (2020 - $75.0 million) to opening cost for provincial sales tax capitalized in previous years (note 11) and a $1.0 million (2020 - $44.9 million) recovery for realized utility savings during the construction period on the Regina Bypass P3 project.

[2]	Includes work in progress of $318.4 million (2020 - $315.6 million).

[3]	Includes the Government’s $29.5 million (2020 - $29.5 million) share in the North Central Shared Facility partnership.

[4]	Includes tangible capital assets acquired under public private partnerships (P3 assets) and leased tangible capital assets (leased TCAs) as follows:

	2021					2020
	Land,	Roads,		Office
	Buildings &	Bridges &	Transportation	Equipment &
	Improve-	Water	& Operating	Information
	ments	Management	Equipment	Technology	Total	Total
						(Restated)
P3 Assets
Opening cost	946,383	1,569,980	-	-	2,516,363	2,478,095
Adjustments [a]	-	(1,000)	-	-	(1,000)	(44,931)
Acquisitions	4,809	3,677	-	-	8,486	83,199
Closing cost	951,192	1,572,657	-	-	2,523,849	2,516,363
Closing accumulated amortization	64,078	38,053	-	-	102,131	61,132
Closing Net Book Value	887,114	1,534,604	-	-	2,421,718	2,455,231
Leased TCAs
Closing cost	48,922	-	16,794	47,262	112,978	115,810
Closing accumulated amortization	21,640	-	7,665	38,777	68,082	62,798
Closing Net Book Value	27,282	-	9,129	8,485	44,896	53,012
[a] Adjustments represent a recovery for realized utility savings during the construction period on the Regina Bypass P3 project.

Government of Saskatchewan Public Accounts 2020-21 75

Summary Financial Statements

Revenue For the Year Ended March 31, 2021 (thousands of dollars)	Schedule 13

	2021		2020
	Budget	Actual	Actual

Own-Source
Taxation
Individual income	2,605,400	2,463,322	2,629,064
Provincial sales	1,996,000	2,100,523	2,205,842
Property	767,100	778,967	773,973
Fuel	444,000	441,696	507,878
Corporation income	780,900	440,134	787,451
Tobacco	187,700	204,255	206,794
Other[1]	421,700	453,077	442,270
Total Taxation	7,202,800	6,881,974	7,553,272
Non-Renewable Resources
Potash	469,400	421,619	554,426
Oil and natural gas	175,100	378,184	667,791
Resource surcharge	252,400	263,145	413,344
Crown land sales	12,500	6,652	17,127
Other	88,000	38,174	97,610
Total Non-Renewable Resources[2]	997,400	1,107,774	1,750,298
Net Income from Government Business Enterprises
(schedule 3)	728,800	1,278,141	855,369
Other Own-Source
Fees[3]	1,043,000	1,183,916	1,200,173
Insurance	277,600	273,686	279,282
Investment	105,700	151,067	118,644
Transfers from other governments	72,200	81,954	77,509
Miscellaneous[4]	434,600	432,328	462,784
Total Other Own-Source	1,933,100	2,122,951	2,138,392
Total Own-Source	10,862,100	11,390,840	12,297,331
Transfers from the Federal Government
Canada Health Transfer	1,301,900	1,296,516	1,262,739
Canada Social Transfer	467,100	465,196	456,202
Other[5]	1,017,600	1,371,357	870,865
Total Transfers from the Federal Government	2,786,600	3,133,069	2,589,806
Total Revenue	13,648,700	14,523,909	14,887,137

[1]

Includes $158.8 million (2020 - $159.6 million) for corporate capital tax; $155.7 million (2020 - $151.4 million) for insurance premium tax; and $93.3 million (2020 - $91.6 million) for liquor consumption tax.

[2]	Includes taxes of $351.9 million (2020 - $505.8 million).

[3]

Includes $250.6 million (2020 - $280.7 million) for health care; $199.3 million (2020 - $204.3 million) for motor vehicle licensing; $150.6 million (2020 - $166.5 million) for education; $106.7 million (2020 - $109.1 million) for subsidized housing rental; and $102.8 million (2020 - $104.5 million) for real property sales and leases.

[4]	Includes $79.6 million (2020 - $93.9 million) for donations; $72.6 million (2020 - $61.9 million) for lottery profits; and $13.1 million (2020 - $12.6 million) for reversals of prior year expenses.

[5]

Includes $216.7 million (2020 - $224.9 million) for crop insurance; $179.0 million (2020 - $177.5 million) for infrastructure; $99.9 million (2020 - $79.9 million) for labour market initiatives; and $60.9 million (2020 - $82.2million) for agricultural income stability. Additionally, included for 2020-21 is COVID-related funding, largely comprised of: $338.1 million to protect the health of Canadians; $74.9 million for pandemic-response supports in schools; $65.9 million for an economic stimulus program to accelerate the reclamation of inactive wells; and $53.2 million to temporarily top-up wages for essential workers.

76 Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Expense by Object For the Year Ended March 31, 2021 (thousands of dollars)	Schedule 14

	2021	2020

Salaries and benefits	6,771,234	6,770,919
Transfers[1]	4,894,993	4,520,424
Operating costs	2,583,112	2,592,957
Financing charges (schedule 15 )	720,829	674,967
Amortization of tangible capital assets (schedule 12 )	630,206	597,072
Other	50,568	50,123
Total Expense	15,650,942	15,206,462

[1]	Includes capital transfers of $426.4 million (2020 - $261.8 million).

Financing Charges For the Year Ended March 31, 2021 (thousands of dollars)	Schedule 15

	2021	2020

Interest costs
General debt[1]	480,514	452,726
Pension liabilities (note 5 )	188,600	173,880
Obligations under long-term financing arrangements	45,646	31,058
Other costs	6,069	17,303
Total Financing Charges	720,829	674,967

[1]

Interest on general debt is presented net of $411.5 million (2020 - $410.2 million) in interest reimbursed by government business enterprises for debt borrowed by the General Revenue Fund specifically on their behalf.

Government of Saskatchewan Public Accounts 2020-21 77

Summary Financial Statements

Segmented Reporting

For the Year Ended March 31, 2021

(thousands of dollars)

					Social Services and		Protection of Persons
	Health		Education		Assistance		and Property
	2021	2020	2021	2020	2021	2020	2021	2020

Revenue
Taxation	-	-	125,638	124,838	-	-	-	-
Non-renewable resources	-	-	-	-	-	-	-	-
Net income from government business enterprises (schedule 3)	-	-	-	-	-	-	-	-
Revenue from government entities	13,262	15,660	-	-	-	-	240	-
Other own-source	403,533	452,327	259,987	285,135	110,107	118,899	62,693	61,302
Transfers from the federal government	5,564	7,277	17,211	18,372	51,372	50,205	4,378	4,374
Total Revenue (schedule 13 )	422,359	475,264	402,836	428,345	161,479	169,104	67,311	65,676

Expense
Salaries and benefits[3]	3,750,968	3,413,000	1,849,863	2,067,409	166,673	166,025	349,439	327,434
Transfers	1,337,962	1,461,500	749,586	723,191	1,078,432	1,081,719	264,627	266,059
Operating costs	1,086,851	1,021,393	542,621	572,069	177,825	169,445	181,681	171,916
Financing charges[3] (schedule 15 )	-	-	-	-	-	-	-	-
Amortization of tangible capital assets (schedule 12 )	151,503	144,055	135,541	136,126	19,650	20,692	19,391	19,230
Other	10,779	11,410	12,526	16,280	10,507	3,177	4,571	4,595
Total expense by segment	6,338,063	6,051,358	3,290,137	3,515,075	1,453,087	1,441,058	819,709	789,234
Eliminations[2]	-	-	(13,262)	(13,513)	(4,710)	(4,710)	-	(2,147)
Total Expense[3] (schedule 14 )	6,338,063	6,051,358	3,276,875	3,501,562	1,448,377	1,436,348	819,709	787,087

The segments are based on the major functional groupings of activities, or themes, used in the Statement of Operations, which reflects the accountability and reporting framework set out by the Government in the Budget. Schedule 18 identifies the entities included in each theme.

[1]

Other includes the economic development, general government and the environment and natural resources themes. Revenue includes all public monies paid into the General Revenue Fund as well as net income from government business enterprises.

[2]

Represents adjustments to eliminate transactions between segments. Adjustments to eliminate transactions within a segment and adjustments to conform to the Government’s accounting policies are represented within each segment.

[3]	Includes a total of $253.0 million (2020 - $653.1 million) for pension expense as follows:

	Health		Education		Other		Total
	2021	2020	2021	2020	2021	2020	2021	2020
Salaries and benefits	196,783	193,552	(127,682)	139,741	(4,675)	145,935	64,426	479,228
Financing charges (schedule 15 )	-	-	-	-	188,600	173,880	188,600	173,880
Total pension expense (recovery) (note 5 )	196,783	193,552	(127,682)	139,741	183,925	319,815	253,026	653,108

78 Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Schedule 16

Development Community		Transportation		Agriculture		Other[1]		Eliminations[2]		Total
2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

4,809	5,072	-	-	-	-	6,751,527	7,423,362	-	-	6,881,974	7,553,272
-	-	-	-	-	-	1,107,774	1,750,298	-	-	1,107,774	1,750,298
-	-	-	-	-	-	1,278,141	855,369	-	-	1,278,141	855,369
-	-	-	-	4,466	36,288	34,138	37,087	(52,106)	(89,035)	-	-
105,655	88,603	5,178	505	261,082	267,755	914,716	857,986	-	5,880	2,122,951	2,138,392
1,846	2,971	-	-	249,603	278,182	2,803,095	2,228,425	-	-	3,133,069	2,589,806
112,310	96,646	5,178	505	515,151	582,225	12,889,391	13,152,527	(52,106)	(83,155)	14,523,909	14,887,137

33,769	32,215	79,627	77,084	64,731	67,988	476,164	619,764	-	-	6,771,234	6,770,919
721,003	568,187	136,790	96,579	198,827	232,635	425,384	109,058	(17,618)	(18,504)	4,894,993	4,520,424
36,269	35,316	180,617	173,339	260,493	329,763	127,289	129,307	(10,534)	(9,591)	2,583,112	2,592,957
-	-	-	-	-	-	725,295	711,255	(4,466)	(36,288)	720,829	674,967
7,419	7,102	222,408	196,777	3,595	2,998	70,699	70,092	-	-	630,206	597,072
454	3,999	1,024	1,712	(1,712)	1,994	12,419	6,956	-	-	50,568	50,123
798,914	646,819	620,466	545,491	525,934	635,378	1,837,250	1,646,432	(32,618)	(64,383)	15,650,942	15,206,462
(6,327)	(5,384)	(3,613)	-	-	(2,341)	(4,706)	(36,288)	32,618	64,383	-	-
792,587	641,435	616,853	545,491	525,934	633,037	1,832,544	1,610,144	-	-	15,650,942	15,206,462

Government of Saskatchewan Public Accounts 2020-21 79

Summary Financial Statements

Supplemental Cash Flow Information	Schedule 17
For the Year Ended March 31, 2021
(thousands of dollars)

	2021	2020

Other Non-Cash Items Included in the Deficit
Amortization of tangible capital assets (schedule 12 )	630,206	597,072
Write-downs of tangible capital assets (schedule 12 )	6,676	11,501
Net gain on disposal of tangible capital assets	(16)	(6,076)
Net loss on adjustments to tangible capital assets (schedule 12)	1,000	44,931
Net increase to provision for loss on accounts receivable and loans receivable	30,810	18,085
Net (gain) loss on other investments[1]	(39,508)	3,298
Earnings retained in sinking funds (schedule 9 )	(49,981)	(38,026)
Net foreign exchange loss	1,134	4,217
Total Other Non-Cash Items Included in the Deficit	580,321	635,002

Net Change in Non-Cash Operating Activities
(Increase) decrease in accounts receivable	(112,231)	165,571
Decrease in other financial assets	8	2,275
Increase (decrease) in accounts payable and accrued liabilities	145,545	(236,964)
Increase in unearned revenue	347,504	30,856
Decrease in pension liabilities	(576,476)	(170,226)
Increase in unamortized debt-related costs	139,102	117,759
Increase in inventories held for consumption	(53,883)	(7,654)
Increase in prepaid expenses	(5,127)	(3,611)
Net Change in Non-Cash Operating Activities	(115,558)	(101,994)
[1] Net (gain) loss on other investments consists of:

	2021	2020

(Income) loss from equities and pooled funds	(31,245)	8,695
Gain on sale of bonds and equities	(8,218)	(5,291)
Amortization of bond premiums and discounts	(45)	(106)
Net (gain) loss on other investments	(39,508)	3,298

Other Supplemental Information
	2021	2020
		(Restated	)

Cash interest paid during the year[1]	367,157	348,080
Cash interest received during the year	43,464	62,289

[1]

Includes debt-related issuance costs, primarily consisting of net premiums of $165.1 million (2019-20 - $130.4 million) on debt issued during the year, which partially offset the amount of cash interest paid.

80 Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Government Reporting Entity	Schedule 18
For the Year Ended March 31, 2021

The government reporting entity consists of public sector entities (entities) classified as government service organizations, government business enterprises and partnerships. The listing below reports the entities under these classifications segregated by segments which are based on functional groupings of activities, or themes.

Government Service Organizations (Consolidated) and Partnerships (Proportionately Consolidated)

Agriculture

Agricultural Credit Corporation of Saskatchewan

Crop Reinsurance Fund of Saskatchewan

Livestock Services Revolving Fund

Ministry of Agriculture

Pastures Revolving Fund

Prairie Agricultural Machinery Institute

Prairie Diagnostic Services Inc. (partnership - organization under shared control) 1a

Saskatchewan Agricultural Stabilization Fund

Saskatchewan Crop Insurance Corporation

Community Development

Community Initiatives Fund

Government House Foundation

Ministry of Education 2b

Ministry of Government Relations 2a

Ministry of Parks, Culture and Sport 2a

Northern Municipal Trust Account 1d

Provincial Archives of Saskatchewan

Provincial Capital Commission

Saskatchewan Arts Board

Saskatchewan Centre of the Arts Fund

Saskatchewan Heritage Foundation

Saskatchewan Lotteries Trust Fund for Sport, Culture and Recreation

Saskatchewan Snowmobile Fund

Western Development Museum Fund

Economic Development 3

Creative Saskatchewan

CIC Asset Management Inc. 2a

CIC Economic Holdco Ltd. 4

First Nations and Métis Fund Inc.

Global Transportation Hub Authority

Innovation Saskatchewan

Ministry of Energy and Resources

Ministry of Environment 2b

Ministry of Finance 2b

Ministry of Immigration and Career Training 2b

Ministry of Trade and Export Development

Saskatchewan Entrepreneurial Fund Joint Venture (partnership -

 45.5 per cent interest in organization under shared control) 4

Saskatchewan Health Research Foundation

Saskatchewan Immigrant Investor Fund Inc.

Saskatchewan Opportunities Corporation

Saskatchewan Research Council 2a

SaskBuilds Corporation

Tourism Saskatchewan

Education

Battlefords First Nations Joint Board of Education (partnership -

organization under shared control) 1c

Boards of Education 1c

Chinook School Division No. 211

Christ the Teacher Roman Catholic Separate School Division

No. 212

Conseil des écoles fransaskoises no. 310

Creighton School Division No. 111

Good Spirit School Division No. 204

Holy Family Roman Catholic Separate School Division No. 140

Holy Trinity Roman Catholic Separate School Division No. 22

Horizon School Division No. 205

Ile-a-la Crosse School Division No. 112

Light of Christ Roman Catholic Separate School Division No. 16

Living Sky School Division No. 202

Lloydminster Roman Catholic Separate School Division No. 89

Lloydminster School Division No. 99

North East School Division No. 200

Northern Lights School Division No. 113

Northwest School Division No. 203

Prairie South School Division No. 210

Prairie Spirit School Division No. 206

Prairie Valley School Division No. 208

Prince Albert Roman Catholic Separate School Division No. 6

Regina Roman Catholic Separate School Division No. 81

Regina School Division No. 4

Saskatchewan Rivers School Division No. 119

Saskatoon School Division No. 13

South East Cornerstone School Division No. 209

St. Paul’s Roman Catholic Separate School Division No. 20

Sun West School Division No. 207

Ministry of Advanced Education 2a

Ministry of Education 2a

Ministry of Immigration and Career Training 2a

North Central Shared Facility (partnership - 72.9 per cent interest in assets and 69.7 per cent interest in operations under shared control)1c

Regional Colleges 1b

Carlton Trail College

Cumberland College

Great Plains College

Northlands College

North West College

Parkland College

Southeast College

Saskatchewan Apprenticeship and Trade Certification Commission 1b

Government of Saskatchewan Public Accounts 2020-21 81

Summary Financial Statements

Government Reporting Entity (continued)	Schedule 18

Education (continued)

Saskatchewan Polytechnic 1b

Saskatchewan Professional Teachers Regulatory Board 1c

Saskatchewan Student Aid Fund

Training Completions Fund

Environment and Natural Resources 3

CIC Asset Management Inc. 2b

Commercial Revolving Fund

Fish and Wildlife Development Fund

Forest Management Funds

Carrier Forest Management Trust Fund

Crown Agricultural Land Forest Fund

Dunkley Forest Renewal Trust

Island Forests Management Fund

L&M Forest Management Trust Fund

Meadow Lake OSB Forest Management Trust Fund

Mee-Toos Forest Management Fund Trust

Mistik Forest Management Trust

North Central Trust Fund

Park Land Forests Management Fund

Sakaw Forest Renewal Trust Fund

Weyerhaeuser Forest Renewal Trust Fund

Impacted Sites Fund

Institutional Control Monitoring and Maintenance Fund

Institutional Control Unforeseen Events Fund

Ministry of Environment 2a

Ministry of Parks, Culture and Sport 2b

Oil and Gas Orphan Fund

Operator Certification Board

Saskatchewan Research Council2b

Saskatchewan Technology Fund

Water Appeal Board 4

Water Security Agency

General Government 3

Century Plaza Condominium Corporation

Crown Investments Corporation of Saskatchewan (separate)

Extended Health Care Plan for Certain Other Employees 1d

Extended Health Care Plan for Certain Other Retired Employees 1d

Legislative Assembly and its Officers 2a

Ministry of SaskBuilds and Procurement 5a

Ministry of Finance 2a

Ministry of Government Relations 2b

Ministry of Highways 2b 5b

Ministry of Justice and Attorney General 2b

Office of Executive Council

Public Employees Benefits Agency Revolving Fund

Public Employees Dental Fund 1d

Public Employees Disability Income Fund 1d

Public Employees Group Life Insurance Fund 1d

Public Service Commission

Queen’s Printer Revolving Fund

School Division Tax Loss Compensation Fund

Health

eHealth Saskatchewan

Health Quality Council

Health Sector Affiliates

All Nations’ Health Hospital Inc.

Bethany Pioneer Village Inc.

Circle Drive Special Care Home Inc.

Cupar and District Nursing Home Inc.

Duck Lake and District Nursing Home Inc.

Foyer St. Joseph Nursing Home Inc.

Jubilee Residences Inc.

Lakeview Pioneer Lodge Inc.

Lumsden & District Heritage Home Inc.

Lutheran Sunset Home of Saskatoon

Mennonite Nursing Homes Incorporated

Mont St. Joseph Home Inc.

Oliver Lodge

Providence Place for Holistic Health Inc.

Radville Marian Health Centre Inc.

Raymore Community Health and Social Centre

Salvation Army - William Booth Special Care Home

Santa Maria Senior Citizens Home Inc.

Saskatoon Convalescent Home

Sherbrooke Community Society Inc.

Société Joseph Breton Inc.

Spruce Manor Special Care Home Incorporated

St. Ann’s Senior Citizens Village Corporation

St. Anthony’s Hospital

St. Joseph’s Hospital (Grey Nuns) of Gravelbourg

St. Joseph’s Hospital of Estevan

St. Joseph’s Integrated Health Centre of Macklin Inc.

St. Paul Lutheran Home of Melville

St. Peter’s Hospital, Melville

Strasbourg and District Health Centre Corp.

Sunnyside Adventist Care Centre

The Border-Line Housing Company (1975) Inc.

The Qu’Appelle Diocesan Housing Company

The Regina Lutheran Housing Corporation

Ukrainian Sisters of St. Joseph of Saskatoon

Warman Mennonite Special Care Home Inc.

Ministry of Health

Saskatchewan Association of Health Organizations Inc.

Saskatchewan Cancer Agency

Saskatchewan Health Authority

Saskatchewan Impaired Driver Treatment Centre Board of Governors

82 Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Government Reporting Entity (continued)	Schedule 18

Protection of Persons and Property

Correctional Facilities Industries Revolving Fund

Criminal Property Forfeiture Fund

Financial and Consumer Affairs Authority of Saskatchewan

Integrated Justice Services

Law Reform Commission of Saskatchewan

Legislative Assembly and its Officers 2b

Ministry of Corrections, Policing and Public Safety 5c

Ministry of Government Relations 2b

Ministry of Justice and Attorney General 2a

Ministry of Labour Relations and Workplace Safety

Saskatchewan Public Safety Agency

Sask911 Account

Victims’ Fund

Government Business Enterprises (Modified Equity)

Utility 3

Saskatchewan Power Corporation

Saskatchewan Telecommunications Holding Corporation

Saskatchewan Water Corporation

SaskEnergy Incorporated

Insurance & Financing 3

Municipal Financing Corporation of Saskatchewan 1d

Saskatchewan Auto Fund

Saskatchewan Government Insurance

Workers’ Compensation Board (Saskatchewan) 1d

Liquor & Gaming 3

Liquor and Gaming Authority

Saskatchewan Gaming Corporation

Social Services and Assistance

Ministry of Advanced Education 2b

Ministry of Government Relations 2b

Ministry of Social Services

Saskatchewan Housing Corporation 1d

Saskatchewan Legal Aid Commission

Transportation

Ministry of Government Relations 2b

Ministry of Highways 2a 5b

Transportation Partnerships Fund

[1]	The year-ends of certain entities differ from March 31, 2021: [a] April 30, 2020; [b] June 30, 2020; [c] August 31, 2020; [d] December 31, 2020.

[2]	Activities are allocated across more than one theme: [a] primary activity; [b] secondary activity.

[3]	Included in Other for segment disclosure (schedule 16).

[4]	Entity wound-up during 2020-21.

[5]	During 2020-21, Ministry’s name changed from: [a] Central Services; [b] Highways and Infrastructure; [c] Corrections and Policing.

Government of Saskatchewan Public Accounts 2020-21 83

Glossary of Terms

Glossary of Terms

Accumulated (Deficit): The amount by which expense has exceeded revenue from the beginning of incorporation (1905) plus any adjustments that were charged directly to the accumulated deficit. It is calculated as the difference between total assets and liabilities.

Accumulated Surplus: The amount by which revenue has exceeded expense from the beginning of incorporation (1905) plus any adjustments that were charged directly to the accumulated surplus. It is calculated as the difference between total assets and liabilities.

Amortization: A systematic process of allocating an amount to revenue or expense over a period of time. Capital assets are amortized to expense over their expected remaining economic life. Actuarial gains and losses, such as those experienced by pension plans, are also amortized.

Amortized Cost: The initial cost of a security adjusted for the cumulative amortization of any purchase premium or discount, less any principal repayments.

Canada Health Transfer: A federal transfer provided, on an equal per capita cash basis, to jurisdictions in support of health care.

Canada Social Transfer: A federal transfer provided, on an equal per capita cash basis, to jurisdictions in support of post-secondary education, social assistance and social services, and early childhood development, early learning and childcare.

Capital Asset: An asset with physical substance held by the Government that has an economic life extending beyond one year, to be used on a continuing basis and is not for sale in the ordinary course of operations.

Capital Transfer: A grant provided to a third party such as a university or municipality to acquire or develop capital assets.

Consolidation: The method used to account for government service organizations (GSOs) in the Summary Financial Statements (SFS) in which the accounts of GSOs are adjusted to the basis of accounting described in note 1 of the SFS and then combined. Inter-organization balances and transactions are eliminated.

Contingency: A possible right to economic resources, or obligation that results in future sacrifice of economic benefits, arising from existing conditions or situations involving uncertainty.

Contractual Obligation: An obligation to others that will become a liability in the future when the terms of contracts or agreements are met.

Contractual Right: A right to economic resources arising from contracts or agreements that will result in both an asset and revenue in the future.

Debenture: A certificate of indebtedness where the issuer promises to pay interest and repay principal by a maturity date. It is usually unsecured, meaning there are no liens or pledges on any specific assets.

Debt: An obligation incurred through the issuance of debt instruments. Terms used when describing debt include:

Government business enterprise (GBE) specific debt is debt issued by GBEs and debt issued by the General Revenue Fund (GRF) specifically on behalf of a GBE where the government expects to realize the receivable from the GBE and settle the external debt simultaneously.

Gross debt is borrowings through the issuance of debt instruments such as promissory notes and debentures.

Sinking funds are funds set aside for the repayment of debt.

Public debt is gross debt net of sinking funds.

General debt is public debt net of loans to Crown corporations for GBE specific debt.

Guaranteed debt is the debt of others that the Government has agreed to repay if others default.

Deficit: The amount by which expense exceeds revenue for a fiscal period.

84 Government of Saskatchewan Public Accounts 2020-21

Glossary of Terms

Derivative: A contract in which the value is based on the performance of an underlying financial asset, index or other investment. It does not require an initial investment and is settled at a future date.

Financial Asset: An asset that can be used to discharge existing liabilities or finance future operations and is not for consumption in the normal course of operations.

Financial Instrument: Any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party.

Financing Charges: Costs associated with general debt, pension liabilities, obligations under long-term financing arrangements, such as public private partnerships, and capital lease obligations. Financing charges include interest, foreign exchange gains and losses, discounts, fees and commissions.

Fixed Rate: An interest rate that remains fixed either for an entire term or part of a term.

Floating Rate: An interest rate that changes on a periodic basis.

General Revenue Fund (GRF): The primary operational account for the Government through which all provincial monies under the direct authority of the Legislative Assembly are collected and disbursed.

Government Business Enterprise (GBE): An organization that is controlled by the Government, is self-sufficient and has the financial and operating authority to sell goods and services to individuals and organizations outside the government reporting entity as its principal activity. GBEs are recorded in the SFS using the modified equity method.

Government Reporting Entity: A set of organizations that are either controlled by the Government (government service organizations and government business enterprises) or subject to shared control (partnerships). Trusts administered by the Government are excluded from the government reporting entity.

Government Service Organization (GSO): An organization that is controlled by the Government, except those designated as GBEs or government partnerships. GSOs are consolidated in the SFS.

Gross Domestic Product (GDP): The standard measure of the overall size of an economy, the value of all goods and services produced during a given period.

Hedge: A strategy to minimize the risk of loss on an asset (or liability) from market fluctuations such as interest rate or foreign exchange rate changes. This is accomplished by entering into offsetting commitments with the expectation that a future change in the value of the hedging instrument will offset the change in the value of the asset (or liability).

Modified Equity: The method used to account for GBEs in the SFS. The Government’s investment, which is originally recorded at cost, is adjusted annually to include the net earnings (losses) and other net equity changes of the GBE.

Net Debt: It is the difference between liabilities and financial assets and represents the future revenue required to pay for past transactions or events.

Net Realizable Value: The selling price of an asset less any costs incurred to make the sale.

Non-Financial Asset: An asset that is acquired, constructed or developed and does not normally provide resources to discharge existing liabilities.

Other Comprehensive Income (Loss) (OCI): OCI includes certain unrealized gains and losses of GBEs that are excluded from net income but recognized as a change in net debt and accumulated surplus during the period.

Partnership: A contractual arrangement between the Government and one or more partners outside the government reporting entity where the partners share, on an equitable basis, the risks and benefits of the partnership. Partnerships are proportionately consolidated in the SFS.

Pension Liability: An actuarial estimate of discounted future payments to be made to retirees under government pension plans, net of plan assets.

Premium/Discount: The amount by which the selling price of a security is greater or less than its par or face value.

Government of Saskatchewan Public Accounts 2020-21 85

Glossary of Terms

Present Value: The current value of one or more future cash payments, determined by discounting the future cash payments using interest rates.

Proportionate Consolidation: The method used to account for partnerships in the SFS in which the accounts of partnerships are adjusted to the basis of accounting described in note 1 of the SFS and then the Government’s proportionate share are combined. Inter-organization balances and transactions are eliminated.

Public Private Partnership (P3): A method of procuring infrastructure assets under a contractual arrangement in which a private contractor: provides some or all of the financing for the project; designs and builds the project, often providing operations and maintenance for the project; and receives payments over an extended period of time.

Related Party: A related party exists when one party has the ability to exercise control or shared control over the other. Two or more parties are related when they are subject to common control or shared control. Related parties also include key management personnel, their close family members and entities controlled by, or under shared control of, any of these individuals.

Remediation: The improvement of a contaminated site to prevent, minimize or mitigate damage to human health or the environment.

Restructuring Transaction: A transfer of an integrated set of assets and/or liabilities, together with related program or operating responsibilities without consideration based primarily on the fair value of the individual assets and liabilities transferred.

Segment: A distinguishable activity or group of activities of a government for which it is appropriate to separately report financial information to help users of the SFS identify the resources allocated to support the major activities of a government.

Subsidiary: An organization that is wholly-owned or controlled by another organization.

Summary Financial Statements (SFS): The statements prepared to account for the full nature and extent of the financial activities of the Government.

Surplus: The amount by which revenue exceeds expense for a fiscal period.

Transfer: A transfer of money from a government to an individual, an organization or another government for which the government making the transfer does not: receive any goods or services directly in return, as would occur in a purchase/sale transaction; expect to be repaid, as would be expected in a loan; or expect a financial return, as would be expected in an investment.

Unrealized Foreign Exchange Gain (Loss): Potential gains and losses arise on foreign currency denominated monetary items when the exchange rate fluctuates. The unrealized foreign exchange gain (loss) represents the portion of this potential gain (loss) that has not been included in the accumulated surplus to date, but rather will be recognized over the remaining life of the monetary item.

86 Government of Saskatchewan Public Accounts 2020-21

ANNEX B—2021-22 FIRST QUARTER FINANCIAL REPORT

See attached.

B-1

2021-22 First Quarter Financial Report Government of Saskatchewan August 26, 2021

2021-22 First Quarter

HIGHLIGHTS

Overview

Challenges facing the agriculture sector, funding to help make child care more affordable, better-than-expected commodity prices and increased federal transfers will impact the province’s financial situation in 2021-22.

The net result is a projected deficit of $2.74 billion, up $126.5 million from budget.

Despite ongoing uncertainty around the impact of drought conditions and the lingering impacts of the pandemic, Saskatchewan’s economic performance through the first quarter is consistent with budget expectations, with aspects of the provincial economy showing strength.

Revenue

Revenue is forecast to increase from budget by $757.3 million (5.2 per cent).

$359.9 million of this revenue increase is from non-renewable resources—primarily due to higher oil and potash prices.

Federal transfers are up $401.1 million from budget, including $131.6 million for early learning and child care, $124.1 million for Saskatchewan’s share of the Helping Our Health Systems Recover program and $62.6 million in one-time top-up funding for the Canada Community-Building Fund.

Expense

Total expense is up $883.8 million (5.2 per cent) from budget.

$706.6 million of that increase is due to pressures in the agriculture sector, along with increases of $131.6 million for early learning and child care, and $62.6 million for municipalities.

This is partly offset by a forecast $44.4 million decrease in pension expense.

Debt

Public debt is forecast to be $90.7 million higher than budget, primarily due to higher General Revenue Fund (GRF) operating debt due to the increase in the operating deficit resulting from higher agriculture support payments, offset partially by higher expected revenue from resource royalties.

Economy

According to private-sector forecasters, Saskatchewan’s real GDP is now expected to grow by 5.6 per cent in 2021 and by 3.8 per cent in 2022.

Employment in the first seven months of 2021 increased by 15,029 or 2.8 per cent compared to the first seven months of 2020, and Saskatchewan’s unemployment rate dropped from an average of 9.4 per cent to 7.3 per cent, fourth lowest among the provinces.

2021-22 First Quarter Financial Report page 1

 2021-22 BUDGET UPDATE - FIRST QUARTER

(Millions of Dollars)	Budget	First Quarter Forecast	Change
Revenue

Taxation	7,238.0	7,238.0	-

Non-renewable resources	1,328.5	1,688.4	359.9

Net income from government business enterprises	899.2	850.9	(48.3)

Other own-source revenue	2,104.1	2,148.7	44.6

Transfers from the federal government	2,908.5	3,309.6	401.1
Total Revenue	14,478.3	15,235.6	757.3

Expense

Agriculture	879.3	1,585.9	706.6

Community development	690.4	753.0	62.6

Economic development	527.0	540.3	13.3

Education	3,753.2	3,867.1	113.9

Environment and natural resources	414.9	414.9	-

Financing charges	755.0	755.0	-

General government	524.6	499.9	(24.7)

Health	6,535.3	6,535.3	-

Protection of persons and property	845.1	857.2	12.1

Social services and assistance	1,556.7	1,556.7	-

Transportation	607.7	607.7	-
Total Expense	17,089.2	17,973.0	883.8

Deficit	(2,610.9)	(2,737.4)	(126.5)

2021-22 First Quarter Financial Report page 2

REVENUE UPDATE

At first quarter, revenue is forecast to be $757.3 million (5.2 per cent) higher than budget.

Non-Renewable Resources

Forecast revenue from non-renewable resources is up nearly $360 million from budget, primarily due to higher oil and potash revenue.

Oil and natural gas revenue is expected to be nearly $205 million higher, primarily due to higher West Texas Intermediate (WTI) oil prices, a narrower light-heavy oil price differential and an increase in oil production, partly offset by a higher average exchange rate forecast.

Potash revenue is expected to be $149 million higher, primarily due to higher average prices (US$231 per KCl tonne, up US$40 from budget), partly offset by a higher exchange rate.

In addition, the First Quarter Financial Report includes a $10 million increase in the resource surcharge, reflecting higher-than-budgeted oil and potash value of sales forecasts, and a $3 million increase in Crown land sales, reflecting a higher-than-expected April subsurface mineral rights sale.

The forecast increase in non-renewable resource revenue is partly offset by a $7 million decrease in other non-renewable resources revenue—including uranium, coal and other minerals—primarily due to the larger-than-budgeted impact of the Cigar Lake mine closure on uranium royalties.

Key Assumptions

WTI

WTI is now forecast to average US$68.04 per barrel in 2021-22, up from US$54.33 at budget. WTI averaged US$67.66 from April to the end of July. A US$1 per barrel change in the fiscal-year average WTI oil price results in an estimated $14 million change in 2021-22 oil royalties (all else being equal).

Oil Differential and Production

The light-heavy oil differential forecast at first quarter is 13.3 per cent, down from 19.7 per cent at budget. A lower differential results in higher oil revenue for Saskatchewan (all else being equal). Oil production is forecast to be 163.1 million barrels at first quarter, up from 160.0 million barrels at budget.

Exchange Rate

The exchange rate is now forecast to average 82.2 U.S. cents in 2021-22, up from 79.1 U.S. cents at budget. From April through the end of July, the Canadian dollar averaged 81.0 U.S. cents. A 1 U.S. cent change in the fiscal-year average exchange rate results in an estimated $28 million change in 2021-22 non-renewable resource revenue (all else being equal). A lower exchange rate results in higher revenue and a higher exchange rate results in lower revenue, as resource exports are priced in US dollars.

2021-22 NON-RENEWABLE RESOURCES FORCAST ASSUMPTIONS

	2020-21 Actual	2021-22 Budget	First Quarter	Change
WTI Oil Price (US$/barrel)	42.32	54.33	68.04	13.71

Light-Heavy Differential (% of WTI)	16.9	19.7	13.3	(6.4)

Well-head Oil Price (C$/barrel)[1]	36.54	49.31	65.41	16.10

Oil Production (million barrels)	152.5	160.0	163.1	3.1

Potash Price (mine netback, US$/KCl tonne)[2]	180	191	231	40

Potash Price (mine netback, C$/K2O tonne)[2]	390	396	465	69

Potash Sales (million K2O tonnes)[2]	14.1	14.3	14.1	(0.2)

Canadian Dollar (US cents)	75.75	79.12	82.17	3.05

 1 The average price per barrel of Saskatchewan light, medium and heavy oil.

 2 Ministry of Finance calculations derived from calendar-year forecasts.

2021-22 First Quarter Financial Report page 3

Federal Transfers

Transfers from the federal government are forecast to be up $401.1 million from budget, largely due to:

•	$131.6 million for Saskatchewan’s share of the Canada-wide Early Learning and Child Care Agreement and the Early Learning and Child Care one-time workforce investment;

•	$124.1 million for Saskatchewan’s share of the Helping Our Health Systems Recover program;

•	$62.6 million in one-time top-up funding for the Canada Community-Building Fund;

•	$31.2 million increase due to a higher federal portion of Crop Insurance premiums as a result of an increase in insured acres and higher prices; and

•	$31.0 million for Saskatchewan’s share of Canada’s COVID-19 Immunization Plan.

Government Business Enterprises (GBEs) Net Income

Net income from GBEs is forecast to be down $48.3 million from budget reflecting reductions of:

•	$18.2 million at SaskPower, primarily due to higher operating costs, partially offset by higher electricity sales;

•	$14.7 million at SaskEnergy, mainly reflecting lower natural gas sales and lower profit margins; and

•	$11.2 million at the Workers’ Compensation Board, mainly due to higher claims costs, partially offset by higher investment income.

Other net changes across the GBE sector amount to a decrease of $4.2 million.

Other Own-Source Revenue

Other own-source revenue is forecast to be up $44.6 million from budget, due to a $34.6 million increase in insurance revenue (mainly due to higher Crop Insurance producer premiums as a result of an increase in insured acres and higher prices) and a $10.0 million increase in forestry fee revenue.

Taxation

The forecast for taxation revenue is unchanged from budget. Forecasts will be updated at mid-year when more data is available.

2021-22 First Quarter Financial Report page 4

2021-22 SCHEDULE OF REVENUE

(Millions of Dollars)	Budget	First Quarter Forecast	Change

Taxation

Corporation income	754.6	754.6	-

Fuel	477.9	477.9	-

Individual income	2,420.8	2,420.8	-

Property	784.8	784.8	-

Provincial sales	2,144.0	2,144.0	-

Tobacco	201.8	201.8	-

Other	454.1	454.1	-

Total Taxation	7,238.0	7,238.0	-

Non-Renewable Resources

Crown land sales	9.2	12.1	2.9

Oil and natural gas	505.1	710.0	204.9

Potash	431.8	581.1	149.3

Resource surcharge	302.6	312.6	10.0

Other	79.8	72.6	(7.2)

Total Non-Renewable Resources	1,328.5	1,688.4	359.9

Net Income from Government Business Enterprises

Municipal Financing Corporation	1.1	1.1	-

Saskatchewan Auto Fund	192.1	192.1	-

Saskatchewan Gaming Corporation	11.5	6.0	(5.5)

Saskatchewan Government Insurance	40.0	40.0	-

Saskatchewan Liquor and Gaming Authority	423.4	428.9	5.5

Saskatchewan Power Corporation	16.7	(1.5)	(18.2)

Saskatchewan Telecommunications Holding Corporation	100.0	100.0	-

Saskatchewan Water Corporation	7.0	7.1	0.1

SaskEnergy Incorporated	49.7	35.0	(14.7)

Saskatchewan Workers’ Compensation Board	(1.3)	(12.5)	(11.2)

Consolidation adjustments	59.0	54.7	(4.3)

Total Net Income from Government Business Enterprises	899.2	850.9	(48.3)

Other Own-Source Revenue

Fees	1,170.0	1,180.0	10.0

Insurance	282.7	317.3	34.6

Investment income	88.4	88.4	-

Transfers from other governments	73.2	73.2	-

Miscellaneous	489.8	489.8	-

Total Other Own-Source Revenue	2,104.1	2,148.7	44.6

Transfers from the Federal Government

Canada Health Transfer	1,330.4	1,330.4	-

Canada Social Transfer	477.4	477.4	-

Other	1,100.7	1,501.8	401.1

Total Transfers from the Federal Government	2,908.5	3,309.6	401.1

Total Revenue	14,478.3	15,235.6	757.3

2021-22 First Quarter Financial Report page 5

EXPENSE UPDATE

At first quarter, total expense is forecast to be $883.8 million (5.2 per cent) higher than budgeted.

The increase in expense is primarily due to an additional $706.6 million in agriculture. This includes a $588 million increase to expected Crop Insurance indemnities resulting from the impact of drought conditions (bringing the total indemnity forecast this year to $1.1 billion). It also includes $119 million through the AgriRecovery program, to help producers maintain breeding stock and address the high costs they face due to current drought conditions.

Education expense is forecast to increase by $113.9 million, including $131.6 million to help make child care more affordable and increase support for early childhood educators, partially offset by a $17.7 million decrease in pension expense for the Teachers Superannuation Plan.

There is also a $62.6 million increase in community development related to the Canada Community-Building Fund announced in March 2021 by the federal government.

In addition, economic development expense is now forecast to be $13.3 million higher than budgeted, primarily due to increased payments through the Small Business Emergency Payment program.

Protection of persons and property expense is forecast to be $12.1 million higher than budgeted, primarily due to increased costs incurred by the Saskatchewan Public Safety Agency for response activities related to wildfires in Northern Saskatchewan.

Expense for general government is forecast to be $24.7

million lower than budgeted primarily due to a $26.7 million decrease in pension expense for the Public Service Superannuation Plan offset partially by $2.0 million to the Federation of Sovereign Indigenous Nations to support research into undocumented deaths and burials on formerly federally operated residential school locations in Saskatchewan.

All other expense themes are forecast to be on budget.

PUBLIC DEBT UPDATE

At first quarter, public debt is now forecast to be $27.9 billion at March 31, 2022, which is $90.7 million higher than budgeted.

The increase in forecast public debt from budget is primarily attributable to $125.0 million of higher GRF operating debt and $87.6 million of incremental debt at SaskTel, partially offset by $102.7 million of lower debt at SaskPower.

The higher forecast GRF operating debt pertains to the increase in the operating deficit resulting from higher agriculture support payments partially offset by higher expected revenue from resource royalties.

The additional debt at SaskTel is due to obligations arising from the recently completed 5G spectrum auction.

The lower forecast debt at SaskPower is largely due to lower-than-expected cash needs on contracts that hedge the price of natural gas, and lower-than-expected carbon tax obligations for 2019 and 2020 due to maximizing lower emission power generation, as well as timing differences with respect to 2021 carbon tax obligations.

Debt charges are unchanged from budget at $755 million.

2021-22 PUBLIC DEBT UPDATE -FIRST QUARTER

As at March 31 (Millions of Dollars)	Budget	First Quarter Forecast	Change

General Revenue Fund

- Operating	9,400.0	9,525.0	125.0

- Saskatchewan Capital Plan	8,142.0	8,142.0	-

Other Government Service Organizations	313.4	309.9	(3.5)

Government Service Organization Debt	17,855.4	17,976.9	121.5

Government Business Enterprise Debt	9,910.9	9,880.1	(30.8)

Public Debt	27,766.3	27,857.0	90.7

Guaranteed Debt	0.1	0.1	-

2021-22 First Quarter Financial Report page 6

2021-22 SCHEDULE OF PUBLIC DEBT

As at March 31

(Millions of Dollars)	Budget	First Quarter Forecast	Change from Budget

Government Service Organization Debt

General Revenue Fund

-Operating	9,400.0	9,525.0	125.0

-Saskatchewan Capital Plan [1]	8,142.0	8,142.0	-

Boards of Education	136.9	134.4	(2.5)

Global Transportation Hub Authority	40.2	40.2	-

Health Sector Affiliates	9.6	9.6	-

Saskatchewan Health Authority	59.7	59.7	-

Saskatchewan Opportunities Corporation	49.3	48.3	(1.0)

Water Security Agency	14.3	14.3	-

Other	3.4	3.4	-

Government Service Organization Debt	17,855.4	17,976.9	121.5

Government Business Enterprise Debt

Municipal Financing Corporation of Saskatchewan	243.8	243.8	-

Saskatchewan Gaming Corporation	5.0	5.0	-

Saskatchewan Liquor and Gaming Authority	89.8	89.8	-

Saskatchewan Power Corporation	6,413.2	6,310.5	(102.7)

Saskatchewan Telecommunications Holding Corporation	1,335.3	1,422.9	87.6

Saskatchewan Water Corporation	80.9	77.5	(3.4)

SaskEnergy Incorporated	1,742.9	1,730.6	(12.3)

Government Business Enterprise Debt [2]	9,910.9	9,880.1	(30.8)

Public Debt [3]	27,766.3	27,857.0	90.7

Guaranteed Debt	0.1	0.1	-

[1] General Revenue Fund - Saskatchewan Capital Plan consists of amounts borrowed by the General Revenue Fund to finance investment in infrastructure assets.

2 GBE debt includes both general debt and GBE-specific debt. General debt of GBEs is the amount transferred from the General Revenue Fund to a GBE and recorded as a loan receivable in the Summary Financial Statements. GBE-specific debt is debt issued by, or specifically on behalf of, GBEs. GBE-specific debt is included in “Investment in government business enterprises” in the Summary Financial Statements.

[3] Public debt is shown net of sinking funds.

2021-22 First Quarter Financial Report page 7

ECONOMIC UPDATE

At first quarter, Saskatchewan’s economic performance remains on track with budget expectations, with many aspects of the provincial economy performing well. However, there are risks posed by prolonged drought conditions and by the increasing spread of the Delta variant of COVID-19 around the world and especially in the United States.

Key Economic Measures

Employment in the first seven months of 2021 increased by 15,029 or 2.8 per cent compared to the first seven months of 2020, and Saskatchewan’s unemployment rate dropped from an average of 9.4 per cent to 7.3 per cent, fourth lowest among the provinces.

Wholesale trade, average weekly earnings, international goods exports, and retail sales have increased in 2021 compared to the same period in 2020.

Saskatchewan has also posted the second-strongest growth in manufacturing sales and new housing starts among Canadian provinces so far this year.

In addition, building construction investment increased, driven by a significant increase in residential construction investment, which has been positively impacted by low interest rates.

SASKATCHEWAN ECONOMIC INDICATORS IN 2021
(as of first quarter)		Saskatchewan		Canada
	Level	% Change	Rank	% Change	Period

Population at Apr. 1 (000s)	1,179.9	0.0	9	0.4	April

Employment (000s)*	552.1	2.8	10	5.1	Jan-Jul

Unemployment Rate (%)*	7.3	n.a	4th lowest	8.3	Jan-Jul

Employment Rate (%)*	62.1	n.a	2	59.5	Jan-Jul

Consumer Price Index (2002=100)*	143.2	2.1	lowest	2.6	Jan-Jul

Average Weekly Earnings ($)*	1,103.1	1.2	7	4.8	Jan-May

Retail Sales ($B)**	8.5	19.3	9	21.6	Jan-May

Wholesale Trade ($B)**	15.4	9.0	10	19.4	Jan-Jun

New Motor Vehicle Sales (# of Units)**	22,572	26.6	9	31.1	Jan-Jun

Food Services & Drinking Places Sales ($M)**	681.5	16.9	4	1.0	Jan-May

Manufacturing Sales ($B)**	9.8	37.1	2	20.3	Jan-Jun

International Goods Exports ($B)**	17.8	20.1	6	22.1	Jan-Jun

Building Permits ($B)**	0.8	34.6	6	35.5	Jan-Jun

Housing Starts (# of Units)**	2,237	101.9	2	46.7	Q1 & Q2

Investment in Building Construction ($B)**	1.9	26.6	6	28.2	Jan-Jun

Residential ($B)**	1.5	73.8	4	46.9	Jan-Jun

Non-residential ($B)**	0.4	(33.8)	10	(5.2)	Jan-Jun

 Source: Statistics Canada, August 2021

 *Year to date average

 **Year to date total

2021-22 First Quarter Financial Report page 8

Non-Renewable Resources

Potash production increased by 6.5 per cent in the first six months of 2021.

The increase in global oil demand has seen the benchmark WTI oil price increase from an average of about US$39.40 per barrel in 2020, to an average of about US$63.45 from January through the end of July 2021.

The value of oil sales increased by more than 109 per cent in the first five months of 2021 compared to the same period last year.

The recent surge in oil prices, driven by strong demand, will help stimulate the recovery of Saskatchewan’s oil and gas industry.

Agriculture

Saskatchewan’s farm and intermediate food product exports have increased by more than 15.6 per cent so far in 2021, compared to the same period in 2020. The impact of drought, however, is a major risk for this sector.

Real GDP

According to private-sector forecasters, Saskatchewan’s real GDP is now expected to grow by 5.6 per cent in 2021 and by

3.8 per cent in 2022.

At budget, these private-sector forecasters expected Saskatchewan’s real GDP to grow by 4.6 per cent in 2021 and by 3.6 per cent in 2022, after an estimated 5.2 per cent decline in 2020.

Government’s real GDP forecast at budget was 3.4 per cent growth in 2021, followed by growth of 3.2 per cent in 2022. This is after an estimated 4.2 per cent decline in real GDP forecast for 2020.

Population

Saskatchewan’s population grew marginally—by 288 persons—between April 1, 2020, and April 1, 2021. The province’s population now stands at about 1,179,900 persons (as of April 1, 2021).

CURRENT PRIVATE SECTOR REAL GDP FORECASTS FOR SASKATCHEWAN*

	2021	2022	Release Date

IHS Markit	5.6	4.4	21-May

CBOC	6.3	4.2	21-Jun

TD Bank	5.7	4.0	21-Jun

Royal Bank of Canada	5.7	4.0	21-Jun

Bank of Montreal	5.3	3.2	21-Aug

CIBC	5.6	3.4	21-Jul

Scotiabank	5.5	3.6	21-Jul

National Bank	5.4	3.5	21-Jul

Laurentian Bank	5.6	3.5	21-Jul

Average	5.6	3.8

2021-22 Budget Forecast	3.4	3.2

 *Per cent increase in Real GDP

2021-22 First Quarter Financial Report page 9

ANNEX C—PROVINCIAL BUDGET 2021-22

See attached.

C-1

SASKATCHEWAN PROVINCIAL BUDGET

21-22

PROTECT. BUILD. GROW.

M I N I S T E R’ S M E S S A G E

I am pleased to table the 2021-22 Budget and supporting documents for public discussion and review.

The 2021-22 Budget will protect Saskatchewan people through the pandemic.

It provides direct funding to fight COVID-19, and record levels of investments in health care, education, social services and assistance and protection of persons and property.

This Budget will build Saskatchewan. Capital investment of $3.1 billion will help our economy and create jobs. The 2021-22 Budget invests in new long-term care facilities, hospitals, schools, highways and vital municipal infrastructure. Crown corporations will see important capital projects move forward.

This Budget will grow Saskatchewan through key investments and incentives, and it will keep life affordable for families.

The 2021-22 Budget has a forecast deficit of $2.6 billion. We project the province’s fiscal path will steadily improve over the next three years with smaller deficits of $1.7 billion in 2022-23; $1.2 billion in 2023-24; and $770 million in 2024-25. A return to balance is expected in 2026-27.

Revenue is forecast at $14.5 billion in this Budget, with most revenue categories forecast to increase compared to the latest 2020-21 forecast.

Expense of $17.1 billion is projected in this Budget, an increase of about $1.0 billion compared to last year.

This Budget protects lives and livelihoods by providing significant support, as more people become vaccinated and life begins to return to normal.

This Budget builds. This Budget ensures Saskatchewan is ready for growth, as our economy recovers and more investment comes into our province.

The 2021-22 Budget charts a clear course for our province through the remainder of the pandemic and into the strong recovery that will follow.

Honourable Donna Harpauer

Deputy Premier and Minister of Finance

T A B L E O F C O N T E N T S

SASKATCHEWAN PROVINCIAL BUDGET

21-22

GOVERNMENT DIRECTION FOR 2021-22

G o v e r n m e n t D i r e c t i o n f o r 2 0 2 1 - 2 2 :

PROTECT. BUILD. GROW.

The 2021-22 Budget will protect, build and grow Saskatchewan.

It will protect Saskatchewan people through the pandemic, as more vaccines are received and life begins to return to normal.

This Budget protects the health and public safety of Saskatchewan people and the province’s economy in the fight against COVID-19. Record investments in health care, pre-K to grade 12 and post-secondary education, social services and assistance, and the protection of persons and property, will help Saskatchewan move forward.

This Budget will build Saskatchewan.

Budget 2021-22 sees investment into new long-term care facilities, hospitals, schools, highways and vital municipal infrastructure. This Budget includes Crown capital for power generation, telecommunications networks, distribution of natural gas, and other needed services – to help stimulate the economy and meet the needs of Saskatchewan people.

This Budget will grow Saskatchewan through key investments and incentives, and will keep life affordable for families. The province’s economy is forecast to grow, as the effects of the pandemic ease over time. Saskatchewan’s economy has fared better than most through this health crisis, with continued high levels of employment, and growth in housing starts, wholesale trade and international exports.

However, our province hasn’t been immune from the significant impact of COVID-19. The recovery that began in the summer of 2020 was muted by a second wave of COVID-19 in the fall and winter, making the near-term outlook less certain.

And while Saskatchewan’s real GDP is forecast to grow 3.4 per cent in 2021, a projected 4.2 per cent contraction in 2020 means the province’s finances have been impacted by the effects of the pandemic. As a result, the plan to recover will take longer than expected.

A course has been set to meet the fiscal challenge. Government will manage carefully, without reckless cuts or large tax increases that would threaten both the pandemic response and a strong recovery.

Government’s fiscal foundation remains strong, anchored by one of the lowest net-debt-to-GDP ratios in the country. This means Government has the resources required and will make the investments needed to protect people, to build the province and to grow.

BUDGET

For the Year Ended March 31

(millions of dollars)	2018-19 Actual	2019-20 Actual	2020-21 Budget	2020-21 Forecast	2021-22 Budget

Revenue	14,502	14,887	13,649	14,096	14,478

Expense	14,769	15,206	16,075	15,961	17,089

Deficit	(268)	(319)	(2,426)	(1,865)	(2,611)

    Totals may not add due to rounding.

6 Budget 2021-22

SASKATCHEWAN’S FINANCES

Saskatchewan’s 2021-22 Budget projects a $2.6 billion deficit. Through the next three years, the fiscal path steadily improves with smaller deficits of $1.7 billion in 2022-23, $1.2 billion in 2023-24 and $770 million in 2024-25.

By carefully managing the province’s finances while continuing to make the investments needed for a strong recovery, Government expects this trajectory to continue, resulting in a balanced budget in 2026-27.

Revenue is forecast at $14.5 billion, up $830 million, or 6.1 per cent, from last year’s budget and about $383 million, or 2.7 per cent higher than the current 2020-21 forecast.

All categories of revenue are forecast to increase in the 2021-22 Budget over the current 2020-21 forecast, with the exception of net income from government business enterprises, which benefitted from one-time investment gains last year, and lower transfers from the federal government due to the discontinuation of one-time federal COVID-19 support provided in 2020-21.

This year’s budget also includes a number of changes to improve tax fairness, including the taxation of vapour products, and heat-not-burn tobacco products. As well, the Budget introduces changes to Education Property Tax mill rates that will increase provincial revenue available for pre-K to grade-12 education in line with year-over-year inflation.

This Budget will introduce a road use fee for electric vehicles at the time of registration. This will ensure fairness to all road users contributing to road maintenance and replacement.

Expense of $17.1 billion is projected in the 2021-22 Budget, an increase of $1.0 billion, or 6.3 per cent from last year’s budget, and up

$1.1 billion, or 7.1 per cent, from the current 2020-21 forecast.

The 2021-22 Budget protects lives and livelihoods by providing significant support to Saskatchewan people, the economy and jobs through the pandemic. There are increases for the vital areas of health, social services and assistance, the K-12 and post-secondary education sectors, and protection of persons and property.

Saskatchewan continues to manage its debt responsibly and its net-debt-to-GDP ratio is among the lowest in the country.

NET DEBT AS A PER CENT OF GDP

(As at March 31, 2021)

  Sources: Net Debt: Jurisdictions’ most recent data

       (as of March 16, 2021)

       GDP, SK: Saskatchewan Ministry of Finance

       All others: Statistics Canada, IHS Markit

Total public debt, including the debt of Crown corporations, is projected to be $27.8 billion at March 31, 2022, a $4.2 billion increase from the prior year.

Borrowing is for operations and new capital investment to build hospitals, schools, highways, municipal and Crown infrastructure.

Responsible management of the Province’s finances has secured Saskatchewan the second-highest credit ratings in the country, when the ratings from the

Budget 2021-22  7

three major agencies – Moody’s Investors Service, Standard and Poor’s and DBRS Morningstar, are considered.

(More detailed information is available in the 2021-22 Financial Outlook, beginning on page 41, in the 2021-22 Revenue Initiatives section beginning on page 61 and in 2021-22 Borrowing and Debt which begins on page 56.)

PROTECT

COVID-19 Response

Government has dedicated $4.8 billion in support to help protect Saskatchewan lives and livelihoods in the fight against COVID-19, including $1.5 billion in this Budget, after $2.0 billion of support in the 2020-21 fiscal year. A further $1.3 billion of support is in place for the next two years.

The 2021-22 Budget includes economic support and funding to protect people’s health and safety in the continued response to COVID-19.

(More detailed information is included on pages 18 to 21 in the 2021-22 COVID-19 Response section.)

Health

This year’s record budget for health of $6.54 billion, up $359.0 million or 5.8 per cent from last year’s budget, will strengthen the provincial health care system to protect families and communities.

Funding for health includes the Ministry of Health, the Saskatchewan Health Authority, eHealth, the Saskatchewan Cancer Agency and 3SHealth.

The Ministry of Health will protect Saskatchewan people with $6.12 billion in the 2021-22 Budget, an increase of $261 million or 4.5 per cent from 2020-21.

A $90.0 million increase in this Budget will support Saskatchewan’s comprehensive COVID-19 response, including the mass vaccination rollout, purchase of more personal protective equipment, supporting contact tracing measures and expansion of testing and assessment sites. Additional provincial laboratory capacity, supports for long-term care and coverage of added physician costs are also part of this funding.

Government will provide the Saskatchewan Health Authority (SHA) with a $3.96 billion grant this year, an increase of $221.4 million or 5.9 per cent over last year.

This Budget invests a record $458 million for mental health and addictions programs and services, up $23.4 million or 5.4 per cent from last year. The increase includes $7.2 million for targeted mental health and addictions services, including specific youth-focused initiatives, investments in suicide prevention and expansion of harm reduction and addictions treatment. It also includes $850,000 for 12 additional provincial addiction treatment beds, plus two pre-treatment beds at the addiction treatment centre located at St.Joseph’s Hospital in Estevan.

The remaining $16.2 million of the increase is primarily for hospital-based mental health and addictions services, physician visits and prescription drug costs. Mental health and addictions programs and services account for 7.5 per cent of the overall Ministry of Health budget.

In this Budget, $6.0 million will be used to hire approximately 100 continuing care aides who help long-term care clients with personal care, meals and medication. It’s the first year of a three-year $18.4 million Government commitment to hire 300 continuing care aides to work in long-term care and in existing and expanded home care services in rural and remote areas.

8 Budget 2021-22

This Budget also keeps the commitment to support children with Autism and their families, with $6.0 million to expand the Autism Spectrum Disorder (ASD) program to provide individualized funding for children ages six to 11.

A $5.0 million increase expands eligibility under the Saskatchewan Insulin Pump Program – the cost of an insulin pump will be covered for everyone in Saskatchewan who needs one. The funding will also cover continuous glucose monitoring for children and youth under the age of 18, fulfilling another Government commitment.

Seniors will have ambulance fees reduced to $135 per trip, down from $275 – through a $6.7 million increase in this Budget, meeting another commitment.

Emergency Medical Services will receive a $6.6 million increase to provide for additional ambulances in Regina and Saskatoon and to address delays when transferring patients, covering patient wait time fees and a new computer dispatch system.

A $1.4 million new investment will add a new STARS helicopter to deliver emergency care faster to rural and remote sites. Total provincial funding for STARS is now $11.88 million.

The Saskatchewan Cancer Agency will receive an additional $7.6 million or 3.9 per cent increase in the 2021-22 Budget, bringing their annual grant to $204 million, also the highest ever. This funding will ensure Saskatchewan patients have access to additional oncology drugs, treatments and medical resources to achieve the best possible outcomes.

Increased funding will expand treatment available in regional hospitals and will provide for a new medical oncologist position plus support staff to care for Saskatchewan people.

Education

Education across government, including spending related to pre-K to Grade 12 education, post-secondary education and career training programs and commissions, is $3.75 billion in this Budget, up $391.3 million or 11.6 per cent from last year.

The Ministry of Education will support pre-K to Grade 12 students with $2.66 billion in the 2021-22 Budget, an increase of $59.6 million or 2.3 per cent from 2020-21.

Saskatchewan’s 27 school divisions will receive $1.96 billion in operating funding for the 2021-22 school year, a $19.2 million increase. This includes fully funding the 2.0 per cent salary increase as part of the teachers’ collective bargaining agreement.

Federal-provincial Safe Schools funding of $155 million has been provided to help school divisions and independent schools over the last year during the pandemic. The funding helps protect students and staff, with more staff, IT equipment, personal protective equipment and cleaning supplies, and $20.7 million of this funding will carry over into the 2021-22 school year, with $134.2 million allocated in 2020-21.

An increase of $2 million, including an increase of $1.1. million for community-based organizations, in this Budget brings child care funding up to $75.5 million and will create an additional 176 new licensed home-based spaces and 51 new licensed centre spaces as part of the province’s four-year commitment to provide 750 new licensed child care spaces.

This Budget provides a nearly $1.6 million increase over last year for community-based organizations, including child care centres, for increased operating costs and salaries.

Budget 2021-22  9

Qualified independent schools will receive an increase of $3.1 million in operating funding to address additional costs including higher enrolment.

The 2021-22 Budget provides a significant multi-year investment to help grow the long-term financial sustainability of post-secondary institutions with additional funding to protect the post-secondary sector from the challenges created by the pandemic.

The Province will invest a total of $735 million in 2021-22. Beyond the typical base budget, Government will invest an additional $60 million over two years (2021-22 and 2022-23) to be utilized for: COVID-19 recovery, revenue generation, sector collaboration and achieving priorities set out in Saskatchewan’s Growth Plan. For the first time, Saskatchewan is providing a multi-year funding commitment to the sector, which was developed collaboratively and is focused on shared priorities.

The Budget includes $678.5 million for post- secondary institutions, an increase of $28.4 million or 4.4 per cent.

Budget 2021-22 also includes $39.8 million for student supports, an increase of $3.6 million, or 10.0 per cent.

This includes an increase in the Saskatchewan Advantage Scholarship from $500 to $750 annually per eligible student to help with tuition costs, fulfilling a Government commitment.

This Budget builds upon existing support programs, including the Graduate Retention Program, the most aggressive youth retention program in Canada, providing up to $20,000 in tax credits to eligible post-secondary graduates who remain in Saskatchewan and build their careers here. To date, more than 75,000 post-secondary graduates have claimed these credits by starting their careers in Saskatchewan.

Social services and assistance

Social services and assistance is budgeted at $1.56 billion for 2021-22, up $66.4 million or 4.5 per cent from 2020-21.

This theme includes the entire Ministry of Social Services budget, as well as small portions of other Executive Government ministries and spending through the Saskatchewan Housing Corporation and Saskatchewan Legal Aid Commission.

The Ministry of Social Services will support and protect those most in need, with a total $1.34 billion in the 2021-22 Budget, up $54.5 million or 4.2 per cent over last year.

The 2021-22 Budget meets Government’s commitment to increase benefits to seniors through $3.5 million in additional funding for the Seniors Income Plan (SIP). The investment will help low-income seniors enjoy a better quality of life with maximum payments increasing by $30 a month. It’s the sixth increase Government has made to SIP since 2008 and the increase takes effect July 1, 2021.

Also, the Budget provides $246,000 to meet Government’s commitment to further enhance communication services provided by the Canadian National Institute for the Blind and Saskatchewan Deaf and Hard of Hearing Services Inc. This new funding will support the hiring of a deafblind intervenor, an American Sign Language interpreter and a case manager.

The Ministry will provide increased funding of $6.7 million to third-party service providers, including a $4.2 million increase for those working with people with intellectual disabilities and a $2.5 million increase for those supporting at-risk children, youth and families.

10 Budget 2021-22

The increase recognizes the critical role third-party providers play to protect the province’s most vulnerable during the pandemic. The funding for Social Services providers is part of Government’s total $9.1 million lift for third-party service providers which are also funded through the ministries of Education, Health, Justice and Attorney General and Corrections and Policing.

This Budget includes a $19.0 million increase to the Saskatchewan Assured Income for Disability, or SAID, program to continue to support people with disabilities. And it includes a $9.1 million increase to address current and anticipated needs of people with intellectual disabilities.

The 2021-22 Budget includes Government-wide funding of $660.3 million, an increase of $48.8 million, for enhanced programming and increased utilization for people with disabilities. Since 2007-08, Government-wide funding for people with disabilities has increased by $445 million or 207 per cent.

Child and Family Programs ensure the safety and well-being of vulnerable children in the province and the 2021-22 Budget includes an increase of $8.2 million for new residential care spaces to support children and youth with developmental and complex behavioral needs through private treatment and group homes.

This Budget includes a $1.6 million increase to implement Parent Resources for Information, Development and Education, or PRIDE, Levels of Pay Phase II, a specialized training program that supports foster families to care for children with more intensive needs.

A $3.0 million increase supports more extended family caregivers and helps them remain connected to their culture and community, and a $1.4 million increase for in-home family supports, is aimed at preventing children from coming into the care of the Ministry. An additional $500,000 investment to Sanctum 1.5 will support high-risk expectant mothers with enhanced outreach and coordination of services.

Protection of persons and property

Protection of persons and property is comprised of the ministries of Corrections and Public Safety, Justice and Attorney General, Integrated Justice Services, Labour Relations and Workplace Safety and the Saskatchewan Provincial Safety Agency, and a number of funds, commissions and authorities.

Overall, protection of persons and property will see $845.1 million for the safety of Saskatchewan people, an increase of $38.6 million or 4.8 per cent from last year.

This Budget provides $92.4 million to the Saskatchewan Public Safety Agency (SPSA), a Treasury Board Crown committed to the protection of people, property and resources in the province.

The SPSA is coordinating the provincial non-health response to COVID-19 through the Agency’s Provincial Emergency Operations Centre, and this Budget also includes capital investment to modernize the province’s wildfire suppression fleet.

This Budget includes $3.6 million to put in place in 2022 a Turbo Commander aircraft, the first of four such aircraft being put in place over the next four years. There is also $9.2 million, the third installment of a four-year plan to acquire a CL215T Air Tanker that will be delivered in late 2022.

The Ministry of Justice and Attorney General will further protect the people of the province, with $163.6 million in the 2021-22 Budget, an increase of $8.4 million or 5.4 per cent over last year’s budget.

Budget 2021-22  11

In this Budget, $287,000 will be provided to the Public Complaints Commission to develop a Serious Incident Response Team (SIRT), making Saskatchewan’s police oversight consistent with that of other Canadian jurisdictions.

The 2021-22 Budget includes $530.8 million, an increase of $23.8 million or 4.7 per cent for the Ministry of Corrections and Public Safety. A total of $2.5 million, funded by both the federal and provincial governments, will be dedicated to the Saskatchewan Firearms Program which is being transitioned from the federal government to the Province.

More than $3.2 million is being invested in the Gang Violence Reduction Strategy, which provides addictions programming in provincial correctional facilities and intervention services to individuals who want to leave gangs.

Increased funding of $800,000 will be used to respond to interpersonal and domestic violence, including support for a public awareness campaign, a 24/7 Interpersonal Violence and Abuse Provincial Call Line in partnership with 211, the development of family intervention rapid support teams and expansion of the Victim Advocate Case Review initiative.

Approximately $110,000 will support the creation of a new Police and Crisis Team (PACT) for the Estevan region, to address increased volumes of mental health calls and approximately $243,000 will support police to enhance the capabilities of the provincial Internet Child Exploitation (ICE) units.

Nearly $4.3 million will fund pandemic-related measures in Saskatchewan’s courts and correctional facilities. This includes ongoing costs for personal protective equipment, cleaning services and other precautionary measures being taken in courts and correctional facilities.

BUILD

As Saskatchewan recovers from the effects of the pandemic, the province will focus on growth and a strong capital plan will be the foundation of its economic recovery.

Including $3.1 billion in this year’s budget, record investment of close to $37 billion in capital through Saskatchewan Crowns and Executive Government since 2008-09 has helped stimulate the economy and create jobs.

The 2021-22 Budget invests $162.0 million into health care capital, including $3.6 million for the future Grenfell long-term care facility, $7.6 million for the 80-bed La Ronge long-term care facility and $1.1 million to begin planning activities for long-term care facilities in Estevan, Watson and Regina.

This Budget also incudes $1.4 million for the Weyburn Hospital planning stage, $5.7 million for urgent care centres in Saskatoon and Regina and $1.4 million to allow for ongoing work on the program and design plans for the Prince Albert Victoria Hospital.

Since 2008-09, more than $1.9 billion in investment has built hospitals, including the Jim Pattison Children’s Hospital, Saskatchewan Hospital North Battleford, the Dr. F. H. Wigmore Hospital in Moose Jaw and 15 new long-term care facilities across the province. Investment has also led to the renewal of many health care facilities and the purchase of needed equipment.

In 2021-22, the Government of Saskatchewan will invest $830 million into operating, maintaining, building and improving the province’s roads and

12 Budget 2021-22

highways, the total Ministry of Highways appropriation, an increase of $115 million or 16 per cent.

The 2021-22 Budget invests $553.2 million into transportation capital, up $108.5 million in 2021-22.

This includes $520.1 million for investments into capital projects to improve safety and efficiency on key highway corridors, beginning twinning work on Highway 3 west of Prince Albert and multiple stimulus passing lane projects on Highways 2, 3, 12, 14 and 16.

It also includes three sets of passing lanes on Highway 7, from Kindersley to the Alberta border, two sets of passing lanes and widening on Highway 5 from Saskatoon to Highway 2, and completing passing lanes and improvements on Highway 39 from Corrine to Estevan.

Government’s investment also includes $33.1 million in transfers related to municipal infrastructure for the Rural Integrated Roads for Growth program, the Urban Highway Connector Program and the Community Airport Partnership Program, with $530,000 in this Budget for a new Short-line Rail Infrastructure Program to support the industry.

With this year’s budget, more than $10.6 billion has been invested into transportation infrastructure since 2008, improving more than 17,100 kilometers of provincial highways.

The 2021-22 Budget includes $189.9 million for education capital, an increase of $22.3 million or 13.3 per cent. This budget has $101.9 million to support 21 ongoing capital projects which will build 16 new schools and renovate five.

This includes completing the construction of a new elementary school in Weyburn, and beginning construction on a new joint-use facility with two elementary schools in Regina to replace Argyle and St. Pius elementary schools.

Many projects throughout the province are poised to complete design and begin construction as early as spring of 2022. Government will also provide $8.8 million as part of its stimulus funding to complete 15 maintenance projects, the second year of a $25.9 million commitment, and $67.9 million will fund ongoing preventative maintenance, renewal and emergency funding. A further $10.3 million will fund relocatable classrooms.

Since 2008-09, approximately $2.1 billion has been invested to build 57 new schools and to undertake 28 major renovation projects.

The 2021-22 Budget incudes $324.2 million in government services infrastructure, an increase of $109.3 million over last year. It includes $52.0 million for the construction of the remand centre at the Saskatoon Correctional Centre and $3.8 million to replace and expand the Saskatoon Correctional Centre urban camp.

There is also $66 million for maintenance and upgrades to dams and canals and $18.9 million for phase one of the Lake Diefenbaker Irrigation – Westside Expansion Project – a transformational multi-year project expected to cost $4 billion.

This Budget includes $244.6 million for municipal infrastructure. This includes commitments under federal-provincial infrastructure agreements, and investments such as Transit Assistance for People with Disabilities. Since 2008-09, close to $2.2 billion has been invested in municipal infrastructure.

Budget 2021-22  13

Crown corporations will spend $1.6 billion on major capital investments in this Budget, including $937.6 million by SaskPower to improve the province’s electricity system to meet demand and maintain reliability.

SaskPower’s sustainment program is being supported by $50 million of economic stimulus capital in the coming year, bringing the total sustainment investment to a record high $272.0 million – fully 28 per cent of SaskPower’s capital plan dedicated to ensuring reliability of the electrical grid.

SaskEnergy is investing $276.8 million in the province’s natural gas distribution system, including expansion of the transmission system to meet increased demand in a growing province. In this Budget, SaskTel is investing $323.2 million to improve its networks dedicated to being the best at connecting people to their world. SaskTel will complete its $107 million Wireless Saskatchewan program in 2021-22 with an investment of $7.5 million aimed at improving cellular services for rural customers.

Since 2008, approximately $20.4 billion in investment through Saskatchewan’s Crown corporations has improved power generation, transmission and distribution, telecommunications networks and natural gas transportation and distribution, and water and wastewater systems among many other projects.

The Province’s Growth Plan targets a further $30 billion in capital investment by Executive Government and the Crowns over the next decade. The investments in this Budget move toward that goal, to build a strong Saskatchewan.

(More information is available in the 2021-22 Saskatchewan Capital Plan which begins on page 24.)

GROW

As Saskatchewan emerges from the pandemic, Government remains committed to its Growth Plan goals of a strong economy, a growing province and new jobs over the next decade.

Creating opportunities for people to pursue careers in this province and to attract newcomers who want to build their future in Saskatchewan is fundamental to continued growth.

Through the Ministry of Immigration and Career Training, the Province invests in a number of programs and services to help employers develop, recruit and train workers and to help individuals prepare for, secure and maintain employment.

The 2021-22 Budget includes record funding for workforce development of more than $39 million, including $17 million in one-time federal funding for additional programs and projects that will strengthen Saskatchewan’s recovery from the pandemic.

Nearly $18 million, including $8 million in one-time federal funding, is being provided for Employment Assistance for People with Disabilities, to remove barriers, provide supports and develop skills people need to participate in the labour force. The Budget also provides $8.1 million, an increase of $700,000 for the Canada-Saskatchewan Job Grant to help ensure employers have a skilled workforce with the competencies to be productive and competitive.

As Saskatchewan’s economy recovers and moves towards creating new jobs over the next decade as outlined in the Growth Plan, the province will focus on competitiveness, increasing trade, growing exports and ensuring that not only more markets are sought, but that value is added to Saskatchewan products sold around the world.

14 Budget 2021-22

The 2021-22 Budget includes $200 million for the Accelerated Site Closure Program (ASCP) to support Saskatchewan-based oil and gas service companies and more than 2,000 jobs in the sector. The program is federally funded and cleans up abandoned oil and gas well sites.

This Budget takes further measures to attract investment and create jobs in the oil sector by modernizing and expanding the High Water-Cut Program, changing the royalty status of high-water wells for producers who make new investments in water handling. The change will make the wells more viable for producers and promote greater overall production.

And this Budget will provide oil producers with $3.8 million in annual royalty relief to help them invest in new methane emissions reduction projects, and help support capture and commercialization rather than venting and flaring.

The Budget will simplify and reduce the royalty rate on sodium sulphate production, and introduces an improved capital investment credit to encourage added value and enhance Saskatchewan’s presence in growing potash fertilizer markets.

To ensure growth of export markets, the 2021-22 Budget increases funding for international offices by $5.0 million, to $9.3 million. The Ministry of Trade and Export Development will work to expand Saskatchewan’s presence by establishing international trade and investment offices in four additional locations, which will be announced in the coming months. The new offices will complement existing offices in China, India, Japan and Singapore.

Officials in these offices will focus on diversifying markets, connecting Saskatchewan businesses with investors and customers. They will encourage direct foreign investment and give our exporters an advantage with people who understand the business culture, rules and regulations in key markets.

The 2021-22 Budget includes $174.8 million for continuation of the Saskatchewan Economic Recovery Rebate which began providing all SaskPower customers, businesses and individuals, with a 10 per cent rebate on their power bills last year. In May, the previously announced $285 million Auto Fund recovery rebate will provide $285, on average, to all Saskatchewan vehicle owners.

With these rebates, in 2021 Saskatchewan people will pay the lowest total utility rates in the country –making life more affordable by putting more money back in Saskatchewan residents’ pockets, which in turn will strengthen the province’s recovery from the pandemic.

The temporary small business tax rate reduction will help Saskatchewan small businesses through the pandemic. The rate was reduced from 2.0 per cent to zero effective October 1, 2020 and will provide $96 million in tax savings to Saskatchewan small businesses in 2021-22. The rate will increase to 1.0 per cent July 1, 2022 and return to 2.0 per cent on July 1, 2023 as Saskatchewan recovers from the pandemic.

The new Saskatchewan Home Renovation Tax Credit provides a 10.5 per cent tax credit on up to $20,000 of eligible home renovations done between October 1, 2020 and December 31, 2022, beginning with the 2021 tax year.

The tax credit is forecast to cover $66.4 million of costs in 2021-22, creating jobs in the building trades and making life more affordable for Saskatchewan people.

Budget 2021-22  15

This Budget includes an additional $2.5 million for irrigation development projects in the areas outside the Lake Diefenbaker irrigation expansion project announced in 2020. Through the Ministry of Agriculture, this funding will help further develop land and water resources, a goal in the Growth Plan. Irrigation supports the growth of diverse, high-value crops which leads to value-added processing opportunities, business attraction and employment.

The 2021-22 Budget extends the Saskatchewan Technology Start-up Incentive for five years, to encourage investment in technology, bring new products to market and create jobs. The program offers a non-refundable 45 per cent tax credit to Saskatchewan investors. To date, the incentive has attracted $22.0 million in investment, benefiting 62 tech companies, creating 144 new jobs.

This Budget includes $3.0 million for investment into an agricultural technology venture capital fund. This initial investment is part of the $15 million commitment announced last summer to further Saskatchewan’s global leadership in the ag-tech sector.

And this Budget includes more than $4 million in operating funding to grow the Vaccine and Infectious Disease Organization (VIDO), in addition to previous commitments of $15 million to support VIDO’s Centre for Pandemic Research and $4.2 million for vaccine development and to support construction of a new vaccine manufacturing facility. Domestic vaccine production is vital to protecting Canadians through the current and any future pandemics. The work being done at VIDO will make Saskatchewan a leader in Canada in research, development and production of new vaccines.

The Growth Plan sets a goal of increasing tourist expenditures in Saskatchewan by 50 per cent by 2030. Saskatchewan’s natural beauty and parks attract visitors from around the world.

In this Budget, $16.5 million will be invested in capital projects and upgrades, including the development of a new serviced campground at Cypress Hills and new group pavilions at Pike Lake, Blackstrap, Echo Valley and Buffalo Pound Provincial Parks, among a number of enhancements at several parks.

This Budget also helps Saskatchewan communities continue to grow by reinstating the Community Rink affordability grant, a Government commitment providing $2,500 per ice surface. The $1.7 million program helps cover eligible operating costs, COVID-related costs and minor capital improvements for more than 600 ice surfaces in more than 350 communities.

The 2021-22 Budget helps the viability of service clubs providing support for veterans and their families and communities in Saskatchewan. Total funding through the Saskatchewan Veteran Service Club Support Program will grow from $100,000 to $1.5 million in 2021-22, another commitment kept by Government.

The Active Families Benefit has been restarted, as promised by Government, helping keep life affordable for families by providing $150 per child enrolled in sport, recreation and cultural activities. The benefit provides an extra $50 per child to families of children with a disability.

These commitments help Saskatchewan grow, enhance quality of life and create jobs while keeping our economy strong.

The 2021-22 Budget strengthens communities through $276 million in Municipal Revenue Sharing. Since 2007-08, Municipal Revenue Sharing has increased by 118 per cent and has provided a stable, predictable source of funding for Saskatchewan’s rural, urban and northern communities.

16 Budget 2021-22

This Budget includes more than $465 million of total investment into municipalities, including revenue sharing, the province’s portion of infrastructure funding and a number of grants and initiatives from multiple Government ministries.

The 2021-22 Budget includes $193.6 million in targeted investment that will help meet the priorities of Indigenous communities, businesses and organizations.

This includes $35 million in emergency pandemic support replacing gaming agreement transfers to First Nations and Métis organizations, as casinos continue to be impacted by the pandemic.

The purpose of growing a strong economy and supporting strong communities as we recover from the pandemic and as life begins to return to normal is to build a better quality of life for Saskatchewan families.

It provides the ability to make life more affordable for Saskatchewan people. Our province has among the lowest personal taxes in the country.

Since 2007, Personal Income Tax (PIT) exemptions have removed 112,000 people from the province’s income tax roll. In total, PIT reductions introduced over the past 12 years are providing over $700 million in annual income tax savings to Saskatchewan people.

Government has reintroduced annual indexation of the provincial income tax brackets, ensuring that these tax savings are not eroded by inflation.

In 2021, a Saskatchewan family of four can earn twice as much before they begin paying provincial income tax than they could in 2007. A family of four pays no provincial income tax on their first $52,250 of combined income. In 2007, a family of four began paying provincial income tax once their combined income reached just $26,150.

A Saskatchewan family of four with $100,000 in total income pays $1,918 less in combined provincial income and sales tax in 2021 compared to 2007.

In 2021, an individual with income of $40,000 pays $744 less in combined provincial income and sales tax than in 2007, when the enhanced Saskatchewan Low-Income Tax Credit is factored in.

PROTECT. BUILD. GROW.

The 2021-22 Budget will protect Saskatchewan people through the rest of the pandemic, as more become vaccinated and life begins to return to normal. It provides direct funding to fight the pandemic, and record investments in health care, education, social services and assistance and protection of persons and property.

This Budget builds. Capital investment of $3.1 billion will help our economy and create jobs.

This Budget ensures Saskatchewan is ready for growth, as our economy recovers and more investment comes into our province.

The 2021-22 Budget is the right budget for Saskatchewan people. The priority is to protect people and businesses by investing in needed support, services and programs.

By building, by investing in needed capital, our Government will help keep Saskatchewan strong. And it is the right plan to help Saskatchewan recover and grow, and to plan a post-pandemic path to balance.

This Budget protects, builds and grows Saskatchewan. It charts a clear course for our province through the remainder of the pandemic and into the strong recovery that will follow.

Budget 2021-22  17

2021-22 COVID-19 RESPONSE

Government’s response is $4.8 billion in economic, health and safety support to protect Saskatchewan people and businesses through the pandemic, to invest in capital and to help the economy recover and grow.

The 2021-22 Budget includes $1.5 billion in support, following more than $1.9 billion in 2020-21, for a total of $3.4 billion since the start of the COVID-19 pandemic.

More than $1.3 billion is planned over the next two years to continue to help Saskatchewan people and help the province’s economy recover.

COVID-19 SUPPORTS

(millions of dollars)	2020-21	2021-22	Future Years	Total

Health and Public Safety

Health Sector Response	75.6	90.0	–	165.6

Saskatchewan Safe Schools Plan	134.2	20.7	–	154.9

Northern Isolation Support Program	4.8	6.8	–	11.6

Other Measures	35.2	5.0	–	40.2

Canada-Saskatchewan Safe Restart Agreement	338.1	–	–	338.1

Saskatchewan Temporary Wage Supplement Program	56.0	–	–	56.0

U of S Vaccine and Infectious Disease Organization	15.0	–	–	15.0

Total Health and Public Safety	658.9	122.5	–	781.4

Economic Support

Saskatchewan Capital Plan	405.4	488.1	1,106.5	2,000.0

Auto Fund Recovery Rebate	–	285.0	–	285.0

Accelerated Site Closure Program	100.0	200.0	100.0	400.0

SaskPower Customer Rebate Program	85.2	174.8	–	260.0

Home Renovation Tax Credit	12.9	66.4	44.7	124.0

Small Business Tax Rate Reduction	45.1	64.6	40.1	149.8

Emergency Pandemic Support – Gaming Partner Grants	50.0	39.0	–	89.0

Post-secondary Supports	7.0	30.0	30.0	67.0

Immigration and Career Training Supports	17.0	27.3	–	44.3

Saskatchewan Tourism Sector Support Program	35.0	5.0	–	40.0

Other Measures	38.0	6.4	–	44.4

Small Business Emergency Payment Program	70.0	–	–	70.0

Relief for the Oil and Gas Sector	26.0	–	–	26.0

Agriculture Sector Support	17.5	–	–	17.5

Total Economic Support	909.1	1,386.6	1,321.3	3,617.0

Total Direct Support	1,568.0	1,509.1	1,321.3	4,398.4

Deferral Programs	382.2	–	–	382.2

Total Government Support	1,950.2	1,509.1	1,321.3	4,780.6

18 Budget 2021-22

HEALTH AND PUBLIC SAFETY SUPPORT IN 2021-22

The 2021-22 Budget includes $90.0 million in health sector response through the Ministry of Health, to provide testing equipment, personal protective equipment and to fund operating costs to address the pandemic.

A total of $155 million will be invested under the Saskatchewan Safe Schools Plan, including $134.2 million in 2020-21 and another $20.7 million in 2021-22 for school divisions to continue to support the safe return to classrooms.

This Budget includes $6.8 million for the Northern Isolation Support Program, as part of an agreement with the federal government to help individuals in remote locations voluntarily isolate. The program will provide access to suitable commercial accommodations and mobile residential units as part of a temporary community housing solution.

Other measures include $4.2 million for justice and corrections facilities and $800,000 extending care to youth during the pandemic who will otherwise age out of care.

HEALTH AND PUBLIC SAFETY SUPPORT IN 2020-21

The federal government provided $338.1 million through the Canada-Saskatchewan Safe Restart Agreement to support the safe re-opening of the provincial economy and to help with costs associated with protecting people through the pandemic.

Safe Restart funding has been fully allocated to the Ministry of Health ($218.1 million) for health care capacity, mental health and substance abuse support, personal protective equipment, and testing, contact tracing and data management; to the Ministry of Government Relations ($70.4 million) for municipalities; to the Ministries of Social Services and Corrections, Policing and Public Safety ($26.0 million) for vulnerable populations; to the Ministry of Education ($20.6 million) for child care for returning workers; and to various other ministries ($3.0 million) for personal protective equipment.

The Government is committing $15 million to further support pandemic research by the Vaccine and Infectious Disease Organization (VIDO) at the University of Saskatchewan. The commitment is contingent on the Government of Canada committing to the project.

There was $75.6 million provided for health sector response, and $4.8 million for the Northern Isolation Support Program.

The Saskatchewan Temporary Wage Supplement program is a $56.0 million federal-provincial cost-shared program providing temporary top-ups to the salaries of workers who provide care to some of the province’s most vulnerable, through the pandemic.

And $35.2 million in other health and safety measures includes online systems and facility enhancements in the justice system during the pandemic, as well as additional costs for custody services.

Also, the Saskatchewan Public Safety Agency costs for COVID-19 response include expenses for the Provincial Emergency Operations Centre. Personal protective equipment, checkpoints, communications and other services were among the costs. And funding was provided for upgrades to the Saskatchewan Polytechnic Dental Lab facility to ensure compliance with COVID-19 protocols.

Budget 2021-22  19

ECONOMIC SUPPORT IN 2021-22

Last year, Government announced $2 billion in incremental infrastructure funding, a stimulus booster to help the province’s economy recover and create jobs in the years ahead. In the 2021-22 Budget, $488.1 million in stimulus spending is targeted to infrastructure investment on needed maintenance and on major projects, described in the 2021-22 Capital Plan, following $405.4 million in 2020-21.

Saskatchewan drivers will receive a one-time rebate of $285, on average, calculated on a proportion of vehicle premiums paid in the previous three years. The full rebate from the Auto Fund is $285 million, announced in February, and is to be provided to Saskatchewan drivers in May.

All SaskPower customers will receive a one-year, 10 per cent rebate on electricity charges on power bills, to support Saskatchewan’s economic recovery from COVID-19. In total, the rebate is $174.8 million in 2021-22, after $85.2 million last year.

With these rebates factored in, Saskatchewan people will pay the lowest rates in the country on their bundle of utilities.

The three-year, $400 million federal Accelerated Site Closure Program sees $200 million budgeted in 2021-22 to help oilfield service companies through the pandemic, with work on site abandonment and reclamation work in the oil patch, helping the environment and providing economic stimulus.

The small business tax rate reduction will protect Saskatchewan small businesses through the pandemic. At a cost of $64.6 million in forgone tax revenue in 2021-22, the rate was reduced from 2.0 to 0.0 per cent, effective October 1, 2020. The rate will increase to 1.0 per cent July 1, 2022 and return to 2.0 per cent on July 1, 2023 as Saskatchewan recovers from the pandemic.

The new Saskatchewan Home Renovation Tax Credit will provide a 10.5 per cent tax credit on up to $20,000 of eligible home renovations done between October 1, 2020 and December 31, 2022, beginning with the 2021 tax year. The tax credit is forecast to save taxpayers $124 million over the life of the program, including $66.4 million in 2021-22.

In recognition of lost gaming transfer revenue as a result of casino closures, $39 million in emergency pandemic response gaming partner grants in 2021-22 are providing pandemic support for First Nations and Métis organizations, and the Community Initiatives Fund. The emergency grants totaled $50 million in 2021-22.

The 2021-22 Budget has $30 million as part of a $60 million COVID-19 response package and multi-year funding plan for post-secondary institutions, through the Ministry of Advance Education. In 2020-21, $7.0 million in COVID-19 response was provided.

This Budget has $27.3 million in increased funding for Workforce Development, Employability Assistance for Persons with Disabilities top-up, the Canada-Saskatchewan Job grant, and the Newcomer and Settlement program, to help people seeking to immigrate to Saskatchewan and address the backlog due to border closures, and to help those disadvantaged by the pandemic with training support and financial supports for employers through the Ministry of Immigration and Career Training.

There is $5.0 million for the Saskatchewan Tourism Sector Support Program to help tourism-related businesses who have experienced a loss of sales revenue of at least 30 per cent, following $35.0 million in support through the program last year. There is also $6.4 million in other supports, including an estimated $5.6 million for increased VLT site commissions, $754,000 in reduced revenue, to help outfitters by putting a moratorium on their fees, and $77,000 for increased capital grants to regional parks.

20 Budget 2021-22

ECONOMIC SUPPORT IN 2020-21

A number of supports that were provided in 2020-21 were unique to the year that saw the pandemic emerge.

The Small Business Emergency Payment Program is forecast to provide $70.0 million in grants for small and medium-sized enterprises directly affected by public health orders related to COVID-19, up to $5,000.

Relief for the oil and gas sector provided $26 million to reduce the industry portion of the Oil and Gas Administrative Levy by 50 per cent, extended a series of filing and other deadlines, extended by a year mineral rights that were scheduled to expire in 2020 and allowed industry to reduce lease holdings.

And agricultural sector support in the 2020-21 Budget totaled $17.5 million, through AgriRecovery Response and through the Western Livestock Price Insurance program that helped support producers through COVID-19 related market disruption and uncertainty.

And $38.0 million in other measures went to a variety of initiatives to support businesses and individuals, including VLT site commission increases, Canada Emergency Commercial Rent Assistance, Junior Hockey Support, Self-Isolation Support, the Re-Open Saskatchewan Training Subsidy, Conexus Arts Centre funding and the Buy Local Campaign.

DEFERRAL PROGRAMS

In 2020-21, Government allowed businesses, taxpayers and ratepayers to temporarily defer the payment of certain taxes and fees to support their cash flow. Deferrals of Provincial Sales Tax remittance, Crown utility bills, Education Property Tax collection and an interest-free moratorium on student loans totaled $382.2 million.

FUTURE SUPPORT

Approximately $1.1 billion, the remainder of the capital stimulus plan, is allocated to major infrastructure projects years beyond 2021-22, to help the economy recover, to create jobs and help Saskatchewan grow.

In addition, $100 million for the final year of the $400 million federally funded Accelerated Site Closure Program will be allocated in 2022-23, supporting oil field service companies.

The Home Renovation Tax Credit continues, providing $44.7 million for Saskatchewan people and helping businesses. The Small Business Tax Rate Reduction continues, providing $40.1 million in relief beyond 2021-22.

An additional $30 million in 2022-23 for COVID-19 response and multi-year funding will be provided for post-secondary institutions.

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S A S K A T C H E W A N  C A P I T A L  P L A N

2021-22 SASKATCHEWAN CAPITAL PLAN

Protect. Build. Grow.

CAPITAL PLAN HIGHLIGHTS

Saskatchewan’s Growth Plan targets $30 billion of infrastructure spending by 2030 to support a growing province and a better quality of life for the people of Saskatchewan. The 2021-22 Saskatchewan Capital Plan contributes toward this goal and furthers Government’s commitment to stimulate economic recovery with projected spending of $11.6 billion over the next four years, which includes $3.1 billion to be provided in 2021-22 through Executive Government and Saskatchewan’s commercial Crown sector.

To Protect, Build and Grow Saskatchewan, Government will invest in new and existing infrastructure, both now and into the future. This plan provides funding for new and ongoing projects to address essential infrastructure needs, encourage local job creation and ensure Saskatchewan’s continued success. Since 2008-09, including the amounts provided in this Budget, Saskatchewan has committed close to $37 billion towards provincial infrastructure investments. This includes the construction and rehabilitation of health and educational facilities, transportation infrastructure, and public utility enhancements across the province.

CAPITAL PLAN

24 Budget 2021-22

The 2021-22 Saskatchewan Capital Plan contributes toward the Growth Plan’s target of $30 billion in infrastructure spending and furthers Government’s commitment to stimulate economic recovery.

The plan outlines projects approved to date and provides an estimate of anticipated future capital investments. The plan is detailed as follows:

SASKATCHEWAN CAPITAL PLAN – 2021-22 TO 2024-25

(Millions of Dollars)	2020-21 Budget	2020-21 Forecast	2021-22 Budget	2022-23 Projected	2023-24 Projected	2024-25 Projected

Executive Government Ministries and Agencies

Transportation Infrastructure

Highways Capital	411.1	468.1	520.1	378.1	341.0	332.0

Highways Partnerships and Supporting Capital	33.5	46.9	33.1	27.0	19.5	19.5

Municipal Infrastructure

Municipal Programs	315.7	310.3	244.6	291.0	315.6	178.8

Education Capital

School Capital	87.9	49.9	113.3	156.5	114.8	30.0

Maintenance Capital	79.8	79.3	76.7	67.9	67.9	67.9

Advanced Education

Maintenance Capital	33.0	34.8	29.4	23.3	24.3	25.4

Health Care

Maintenance Capital	93.9	93.9	81.2	52.5	52.5	52.5

Health IT and Equipment Capital	42.1	110.7	59.8	28.3	23.1	23.1

Health Facilities	49.4	18.3	21.1	146.2	179.8	253.8

Government Services

IT Capital	29.3	28.9	44.3	42.4	29.6	2.2

Dams and Water Supply Channels	81.1	37.7	70.1	116.1	175.9	162.4

Courts and Corrections Facilities and Equipment	25.0	16.4	81.4	70.6	8.7	7.6

Parks Capital	13.0	13.0	16.5	9.8	9.4	9.8

Equipment Capital	23.5	23.6	27.7	26.8	17.2	17.2

Government Buildings	12.8	28.9	25.5	9.7	9.4	9.4

Targeted and Other Capital	30.1	39.1	58.7	11.8	3.8	3.8

Total Executive Government Ministries and Agencies	1,361.2	1,399.8	1,503.3	1,458.0	1,392.5	1,195.2

Crowns

SaskPower	845.7	743.6	937.6	975.2	844.3	708.3

SaskEnergy	406.7	252.8	276.8	256.9	263.3	222.4

Others	495.5	383.0	399.0	355.9	366.4	397.8

Total Crowns	1,747.9	1,379.4	1,613.4	1,588.0	1,474.0	1,328.5

Total Capital Plan	3,109.1	2,779.2	3,116.7	3,046.0	2,866.5	2,523.7

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$2 Billion Stimulus Fund

In 2020-21, Government announced an additional $2 billion in infrastructure investments to stimulate economic recovery and encourage local job creation. The stimulus funding has been fully allocated to the following project streams.

•	Approximately $1.4 billion for large infrastructure projects. Most of these projects are in advanced planning and designing stages, and are scheduled to be completed over multiple years but will support growth over the long term.

•	More than $300 million for highway projects for thin membrane surface upgrades, passing lanes, upgrades to municipal roads and airports. These projects are scheduled to be completed by the end of 2022-23, and the majority of spending will occur in 2021-22.

•	Nearly $170 million for renewal projects to reduce deferred maintenance on provincial and third-party assets and reduce operating costs through energy efficiency. Renewal projects are scheduled to be completed by the end of 2021-22.

•	$150 million in per capita payments through the Municipal Economic Enhancement Program to support infrastructure projects in communities across the province. Funds have been transferred to municipalities for shovel-ready projects that must be completed by the end of 2021-22.

The delivery and completion of the stimulus projects vary for each stream, and funding requirements have been included in the Capital Plan.

CAPITAL PLAN DETAILS

Transportation Infrastructure

The four-year plan projects approximately $1.7 billion in capital investments for transportation infrastructure across the province, including a total of $553.2 million in the 2021-22 Budget. The amount represents an increase of nearly $109 million or 24 per cent over the prior year, and 1,350 km of provincial highways will be improved in 2021-22.

The 2021-22 Budget provides for major projects that allow the province to continue designing and constructing several passing lanes and twinning projects. This includes passing lanes on Highway 7 – Kindersley to the Saskatchewan-Alberta border, Highway 39 – Corrine to Estevan, Highway 5 – Saskatoon to Highway 2, as well as beginning work on twinning Highway 3 west of Prince Albert.

Budget 2021-22 includes a record level of investment in rural provincial highways by providing over $180 million to deliver 280 km of upgrades. These upgrades include Highway 4, U.S. border to Grasslands National Park; Highway 18, west of Lake Alma; Highway 43, Gravelbourg to east of Highway 19; and Highway 322, Glen Harbour to Rowan’s Ravine.

Protecting drivers with safe highways continues to be one of Government’s highest priorities. The 2021-22 Budget includes funding for the third year of the five-year $100 million commitment to improving intersection and road safety.

26 Budget 2021-22

The 2021-22 Budget supports municipal and regional transportation infrastructure by providing approximately $33 million in capital grants. This includes support to economic growth and safety on rural municipal roads through the Rural Integrated Roads for Growth Program and partnerships with urban municipalities through the Urban Highway Connector Program.

Since 2008-09, almost $10.6 billion has been invested in transportation infrastructure, resulting in improvements to more than 17,100 km of provincial highways, numerous bridge and culvert replacements, as well as the construction and completion of the Regina Bypass, the Estevan Bypass, the Yorkton West Truck Route, and interchanges in Martensville and Warman, among others.

The 2021-22 Budget represents an increase of nearly $109 million over the prior year and continues funding for key stimulus projects.

Municipal Infrastructure

Over $1 billion in capital spending will be provided to support municipal infrastructure projects over the next four years, including $244.6 million in the 2021-22 Budget. This includes commitments under federal-provincial infrastructure agreements, as well as programs such as Transit Assistance for People with Disabilities. In addition to this funding, Saskatchewan will also provide $275.7 million through the Municipal Revenue Sharing program in 2021-22.

Combined, these programs build our communities by providing funding for initiatives such as upgrades and amenity improvements to the Shakespeare on the Saskatchewan festival site in Saskatoon, a recreational complex in Assiniboia, the ultraviolet water disinfection project in Shaunavon, sewer system upgrades in Yorkton, and a lagoon project in Kindersley, among many others.

Since 2008-09, close to $2.2 billion has been invested to support municipal infrastructure projects.

Education Capital

Saskatchewan’s K-12 facilities are integral to building and growing our communities. In recognition of this, the plan will invest $695 million over the next four years into Saskatchewan’s schools. The 2021-22 Budget provides approximately $190 million for new initiatives, as well as continuing support for the repair, renovation and construction of schools across the province.

The 2021-22 Budget provides $65.4 million to complete the design phase and begin construction for 13 school projects as early as spring 2022. These projects include the consolidation of Princess Alexandra, King George and Pleasant Hill elementary schools in Saskatoon; a replacement for St. Frances Elementary School in Saskatoon; a new Francophone elementary school in Regina; a new joint-use facility in Regina’s Harbour Landing

Budget 2021-22  27

neighbourhood; a joint-use consolidation of St. Peter, St. Michael and Imperial elementary schools in Regina; a joint-use facility in Moose Jaw to consolidate four existing schools; the consolidation of the elementary school and high school in Carrot River; a new elementary school to replace Ducharme Elementary School in La Loche; a new K-12 school to replace Blaine Lake Composite School; and the consolidation of the elementary school and high school in Lanigan.

Budget 2021-22 also includes $12.3 million to complete construction on a new elementary school in Weyburn that is scheduled to open in fall 2021, consolidating three existing schools; and begin the construction on a new joint-use facility to replace Argyle and St. Pius elementary schools in Regina.

$24.3 million is provided in 2021-22 for major renovations to the Yorkton Regional High School, John Paul II Collegiate in North Battleford, Holy Rosary High School in Lloydminster, Lloydminster Comprehensive High School, and Athol Murray College of Notre Dame.

The Budget also provides $76.7 million for the maintenance of K-12 schools. Preventive maintenance and renewal of existing facilities remain a primary focus as it extends the useful life of existing school facilities, provides for energy efficiency upgrades, and serves as a cost-effective alternative to major reconstructions.

To meet the immediate needs for additional classroom space to accommodate increases in enrolments, the Budget also includes $10.3 million for relocatable classrooms.

Approximately $2.1 billion has been invested in education capital since 2008-09, including 57 new schools and 28 major renovation projects.

Advanced Education

Since 2008-09, Government has invested nearly $685 million in post-secondary infrastructure across Saskatchewan. This includes the Health Sciences Building and the International Vaccine Centre at the University of Saskatchewan, and a new student residence at the University of Regina.

The four-year plan provides over $102 million for infrastructure improvements in the post-secondary sector, including $29.4 million in the 2021-22 Budget. This funding supports major renovation and repair works required to ensure that facilities meet both current and future needs while providing a safe and healthy learning environment.

Since 2008-09, Government has invested nearly $685 million in post-secondary infrastructure across Saskatchewan.

Health Care

Protecting the lives and health of Saskatchewan people is Government’s topmost priority, and the four-year plan targets over $974 million in infrastructure improvements to the health care system. In 2021-22, the Budget provides a total of $162 million for maintenance and improvement of existing facilities, the construction of new facilities, and equipment and technology acquisitions.

The 2021-22 Budget provides $20 million to support ongoing capital projects, including the Prince Albert Victoria Hospital’s redevelopment, urgent care centres in Regina and Saskatoon, long-term care facilities in La Ronge and Grenfell, and the replacement of the Weyburn General Hospital. The Budget also includes an additional $1.1 million to begin planning activities for long-term care facilities in Watson, Estevan and Regina.

28 Budget 2021-22

Government will continue to focus on the preservation and maintenance of health care infrastructure to further strengthen the capacity of our system and provide high-quality care to Saskatchewan people. The Budget includes $81.2 million for ongoing maintenance and major renovations to existing health facilities.

The 2021-22 Budget contains $59.8 million for the replacement and repair of medical equipment and to support health care IT projects, including the scheduled replacement of medical linear accelerators at provincial cancer centres.

Government has invested over $1.9 billion in the construction of new health facilities, facility renewals, and equipment since 2008-09. This includes the new Saskatchewan Hospital North Battleford, Jim Pattison Children’s Hospital in Saskatoon, Dr. F. H. Wigmore Hospital in Moose Jaw, and multiple long-term care facilities across the province. During this time, capital improvements have been completed at numerous health facilities, including the Humboldt Hospital, Prince Albert Youth Addictions Treatment Centre, Lloydminster Hospital, and the Dubé Centre for Mental Health.

Government has invested over $1.9 billion in the construction of new health facilities, facility renewals and equipment since 2008-09.

Government Services

Government services capital spending includes the rehabilitation of provincial dams and water supply channels, upgrades to courts and correctional facilities, IT projects, parks and recreation facilities, environmental protection, and support for other government programs. Over the course of the plan, Government will invest approximately $1.1 billion in these areas to support high-quality program and service delivery, including $324.2 million provided in the 2021-22 Budget.

As part of the Government’s initiative to rehabilitate water dams and supply channels, the 2021-22 Budget includes $70.1 million. This funding provides for various infrastructure projects, including the Lake Diefenbaker Irrigation Expansion Project which will promote Saskatchewan’s economic growth by expanding its irrigation capacity, diversifying into higher-value crop production, attracting more value-added processing, and adding to long-term food security.

The 2021-22 Budget provides $16.5 million for capital improvements and upgrades to provincial parks. Planned capital improvements in parks for 2021-22 include new group pavilions for Pike Lake, Blackstrap, Echo Valley and Buffalo Pound Provincial Parks; a new serviced campground at Cypress Hills Interprovincial Park; new campground service centres for Saskatchewan Landing and The Battlefords Provincial Parks; interior and exterior refurbishing at the historic Holy Trinity Church in Lac La Ronge; and various other improvements. Since 2007-08, over $160 million has been invested in park infrastructure improvements, including electrical expansion to over 2,000 campsites, four campground developments providing over 300 new campsites, 33 new or replaced campground service centres, as well as major improvements to water and wastewater systems, roads, boat launches, and trails.

To protect the people of Saskatchewan, investment in public safety remains a Government priority. The Budget provides $17.8 million to the Saskatchewan Public Safety Agency for major upgrades and equipment replacement, including the modernization of the province’s wildfire aerial fleet.

Budget 2021-22  29

The 2021-22 Budget also includes approximately $52 million for a remand expansion at the Saskatoon Correctional Centre. The remand centre will offer a modern facility to hold remand accused persons taken into custody securely. It will consist of two units collectively containing 216 cells capable of holding 427 people.

Commercial Crowns

Substantial investments in Saskatchewan’s public utility infrastructure are planned to ensure the safety and integrity of aging infrastructure. Saskatchewan’s Crown sector will invest approximately $1.6 billion in 2021-22 to maintain and enhance utility infrastructure while supporting economic recovery. Over the next four years, Government will invest over $6 billion to ensure safe, reliable and high-quality services are available for the people of Saskatchewan.

Through SaskPower, the Government will invest $937.6 million in improvements to the province’s electricity system to meet growing customer demand, maintain reliability and advance environmental mandates. Planned investments include constructing a new 350 MW natural gas-fired electrical plant at Moose Jaw, unit extensions at the EB Campbell hydroelectric station, and rebuilding transmission power lines.

The 2021-22 Budget invests $276.8 million in the province’s natural gas distribution system through SaskEnergy. These investments will ensure the integrity, reliability, and regulatory compliance of infrastructure; and expand the transmission system. Notable transmission capacity projects include Rosetown to Vanscoy gas line expansion, the Southwest Saskatchewan expansion and the Pierceland supply expansion.

The 2021-22 Budget supports SaskTel’s vision to be the best at connecting people to their world by investing $323.2 million in the province’s information and communications technology infrastructure. Capital investments will include sustainment projects that support quality networks and meet the wireless growth demand, upgrades to broadband facilities and fibre optic networks, and completion of the Wireless Saskatchewan program.

Since 2008-09, Government has invested approximately $20.4 billion through the Crown sector in public utility and infrastructure services. The projects completed during this period include replacing the ultrafiltration modules at the Gravelbourg water treatment plant, a new natural gas-fired power station located near Swift Current, and improving digital communications between rural and major centres through the Regional Ethernet Transport Strategy.

Capital Plan Financing

The Capital Plan balances the need for infrastructure investments to support a growing province and stimulate economic recovery while preserving the province’s long-term fiscal health.

Capital expenditures will continue to be funded through a disciplined financing strategy to ensure that Saskatchewan’s Growth Plan goal of investing over $30 billion in infrastructure by 2030 is fiscally sustainable and matches the benefits of the assets with the term of payments.

Low interest rates, combined with the Province’s excellent credit rating, continue to make this a cost-effective time to finance capital.

30 Budget 2021-22

T E C H N I C A L  P A P E R S

THE SASKATCHEWAN ECONOMY

INTRODUCTION

Saskatchewan faces challenges as a result of the unprecedented impact of the COVID-19 health emergency and weak oil prices in 2020.

Most economic indicators suggest the impact of these events on the Saskatchewan economy appear to have been less than initially forecast for 2020.

In 2021, Saskatchewan’s economy is expected to continue on a path of recovery as global demand and oil prices recover. In addition, business and consumer confidence is expected to regain momentum.

Overall, Saskatchewan’s real gross domestic product (GDP) and nominal GDP are forecast to grow in 2021 by 3.4 per cent and 5.9 per cent, respectively.

GLOBAL ECONOMIC OUTLOOK

Global economic performance in 2020 was significantly impacted by the spread of COVID-19. The lockdowns and restrictions on economies not only limited consumer activities, but also affected business confidence. In April 2020, oil prices crashed into negative territory for the first time in history due to the sudden collapse in global demand.

In 2020, the global economy was in recession with the exception of China. The Chinese economy experienced growth of 1.7 per cent, which was well below its initial target range of 6.0 per cent growth.

Among other developed economies, the Eurozone economy was impacted the most and is expected to contract by 7.1 per cent. Contractions are expected elsewhere but to a lesser extent – the Canadian economy by 6.0 per cent, the Japanese economy by 5.2 per cent, and the U.S. economy by 3.5 per cent.

GLOBAL REAL GDP GROWTH ASSUMPTIONS

Sources: Bank of Canada (January 2021), IHS (December 2020)

32 Budget 2021-22

Supported by governments’ fiscal stimulus measures, central banks’ accommodative monetary policy, and vaccine availability and their subsequent roll out, global economic recovery is expected by most countries beginning in 2021.

Uncertainties and challenges remain and will affect the pace of recovery in both the near and medium terms.

Forecasts for 2021 and 2022 show a quick rebound for China’s economy, with growth of 8.4 per cent and 5.4 per cent, respectively. Over the same period, the Eurozone economy is expected to grow by 4.4 per cent and 4.5 per cent.

Japan’s economic recovery is expected to be moderate, growing by 2.8 per cent in 2021 and 1.9 per cent in 2022.

The U.S. economy has been less impacted by the pandemic than Canada because, although similar strong fiscal and monetary stimuli were in place, the U.S. utilized less restrictive containment and public health measures.

Expected continuity of both fiscal stimulus measures and favourable quantitative easing is forecast to result in real GDP growth for the U.S. of 3.1 per cent in 2021 and 2.5 per cent in 2022.

CANADIAN ECONOMIC OUTLOOK

Canada’s economy was significantly and negatively impacted by the pandemic, the global recession, and weak oil prices and demand. No sector was immune.

Canada’s real GDP contracted by annualized rates of 7.5 per cent and 38.5 per cent, in the first and second quarters of 2020, respectively. In the third quarter, the combined gradual reopening of the economy, increasing household consumption, strengthening of residential and business investment, and recovering exports resulted in a quick rebound with an annualized rate of 40.6 per cent growth. Fourth-quarter growth returned to a moderate pace of 9.6 per cent. Overall, Canada’s real GDP declined by 5.4 per cent in 2020.

Canada’s real GDP is expected to grow by 3.7 per cent in 2021 and by 3.6 per cent in 2022.

CANADIAN AND U.S. ECONOMIC ASSUMPTIONS

	Actual 2020	2021	2022	2023	2024	2025

Can. Real GDP Growth (%)	(5.4)	3.7	3.6	2.2	2.2	2.1

U.S. Real GDP Growth (%)	(3.5)	3.1	2.5	2.5	2.9	3.0

Short-term Interest Rate (%)	0.45	0.17	0.20	0.50	0.88	1.38

10-year Government of Canada Bond (%)	0.77	0.81	1.08	1.30	1.47	1.72

Canadian Dollar (US cents)	74.60	78.80	80.00	81.20	82.30	81.60

  Sources: Statistics Canada (March 2021), IHS (December 2021), Ministry of Finance (March 2021)

Budget 2021-22  33

CANADIAN AND U.S. INTEREST RATES

Source: Bank of Canada (March 2021)

Both the Bank of Canada and the U.S. Federal Reserve have been easing interest rates to cope with the unprecedented and combined impacts of the pandemic and oil price crash. In 2020, the Bank of Canada cut its overnight lending rate three times for a total of 150 basis points, from 1.75 per cent in February to 0.25 per cent in December. Comparatively, U.S federal fund rates dropped by a total of 146 basis points, from approximately 1.55 per cent in early 2020 to approximately 0.10 per cent in December.

The value of the Canadian dollar has been under pressure due to slow economic growth and weak oil prices. In 2020, it weakened from 76.4 U.S. cents in January to 71.1 U.S. cents in April.

With the improvement of West Texas Intermediate (WTI) oil prices and the strong economic rebound in the third quarter of 2020, the value of the Canadian dollar has continued to rise.

The value of the Canadian dollar is expected to average 78.8 U.S. cents in 2021 and 80.0 U.S. cents in 2022.

CANADIAN DOLLAR AND WTI PRICES

Sources: Bank of Canada (March 2021),

     Ministry of Energy and Resources (March 2021)

SASKATCHEWAN PERFORMANCE IN 2020

Saskatchewan’s economy has been affected by both the global pandemic and the fall in oil prices. Without exception, all key economic indicators were down significantly during the first few months of public health restrictions.

Implementation of the government’s five-phased Re-Open Saskatchewan plan combined with government financial support measures resulted in gradual economic improvements commencing in late May. As such, some sectors of the economy are outperforming those in other provinces.

Total employment in Saskatchewan declined by 70,400 in April 2020 compared to April 2019. The level of job losses has gradually improved since April 2020.

Despite an average of 26,800 job losses reported in 2020, Saskatchewan had the highest employment rate and the second-lowest unemployment rate in all of Canada.

For 2020, Saskatchewan’s unemployment rate averaged 8.4 per cent, well below the national average of 9.6 per cent. Additionally, the provincial employment rate averaged 61.3 per cent, well above the Canadian average of 58.0 per cent.

34 Budget 2021-22

EMPLOYMENT RATES IN 2020

Source: Statistics Canada (March 2021)

Since the onset of the pandemic in March 2020, some provincial economic indicators have in fact performed well during 2020 and experienced year-to-date positive growth when compared with the same period in 2019.

For example, compared to the national average Saskatchewan had the highest growth in new housing starts (24.2 per cent increase), the highest growth in wholesale trade (4.4 per cent increase), and the highest growth in international exports (2.2 per cent increase).

Average weekly earnings grew by 5.4 per cent, the seventh-highest growth in Canada.

Saskatchewan’s performance in manufacturing sales and investment in building construction, however, remained weak and below the national average.

Some economic indicators were significantly and negatively impacted by COVID-19, but overall, the impacts were smaller than those in other provinces.

Sales at food services and drinking places declined by 21.3 per cent, the smallest decline in Canada. The Canadian average decline for these sales was 31.5 per cent.

SASKATCHEWAN ECONOMIC INDICATORS IN 2020

	Saskatchewan			Canada Per Cent Change
	Level	Per Cent Change	Rank

Population at Jan. 1 (000s)	1,178.8	(0.0)	9	0.4

Employment (000s)	544.1	(4.7)	5	(5.2)

Unemployment Rate (%)	8.4	8.4	2nd lowest	9.6

Employment Rate (%)	61.3	61.3	1	58.0

Consumer Price Index (2002=100)	141.9	0.6	5	0.7

Average Weekly Earnings ($)	1,092.5	5.0	7	6.7

Retail Sales ($B)	19.3	(1.0)	7	(1.4)

Wholesale Trade ($B)	27.1	3.0	1	(1.0)

New Motor Vehicle Sales (# of units)	38,719	(15.1)	3	(20.9)

Food Services and Drinking Places Sales ($M)	1.6	(17.8)	1	(28.2)

Manufacturing Sales ($B)	13.4	(14.0)	7	(11.4)

International Goods Exports ($B)	30.4	2.5	1	(12.2)

Building Permits ($B)	1.4	(12.9)	9	(2.3)

Housing Starts (# of units)	3,087	27.2	1	4.4

Investment in Building Construction ($B)	3.1	(18.1)	10	(2.0)

Residental ($B)	1.9	(15.5)	10	(1.8)

Non-Residential ($B)	1.2	(21.9)	9	(2.3)

     Source: Statistics Canada (March 2021)

Budget 2021-22  35

ECONOMIC PERFORMANCE DURING THE PANDEMIC

(March to December 2020 versus March to December 2019)

  Source: Statistics Canada (March 2021)

Saskatchewan had the fourth-lowest decline in new motor vehicle sales at 16.8 per cent while these sales declined by 22.9 per cent nationally.

COMMODITIES PERFORMANCE AND OUTLOOK

Saskatchewan’s economy is expected to continue a path of recovery in 2021 supported by both an increase in consumer and business confidence, and improvements in commodity markets.

In 2020, Saskatchewan recognized its second-largest crop on record. Total crop production is estimated at 39.1 million tonnes, an increase of 0.6 per cent from 2019.

On a 10-year average basis, total crop production in Saskatchewan increased by 43.3 per cent from an average 24.0 million tonnes during the 2001-10 period to 34.4 million tonnes during the 2011-20 period.

Total crop production is expected to rise to 41.5 million tonnes by 2025.

SASKATCHEWAN CROP PRODUCTION

(Second-highest production in 2020

at 39.01 million tonnes)

Sources: Statistics Canada (November 2020),

     Ministry of Agriculture (January 2021)

Despite a weakening of potash prices, from $511.03 per K2O tonne in 2019 to $387.85 per K2O tonne in 2020, Saskatchewan’s potash production recorded the second-highest level at 13.6 million tonnes.

36 Budget 2021-22

The price of potash is expected to improve slightly to $396.48 per K2O tonne in 2021 and strong global demand for potash is expected to continue over the forecast period. As such, total potash production is anticipated to reach 15.2 million K2O tonnes by 2025.

SASKATCHEWAN POTASH PRICE AND PRODUCTION

(Second-highest production in 2020

at 13.6 million tonnes)

Source: Ministry of Energy and Resources (February 2021)

Due to the temporary shutdowns at the Cigar Lake mine, uranium production dropped significantly in 2020. Uranium production is expected to return to a nominal pace when operations are resumed.

Uranium does not trade on an open market like other commodities; buyers and sellers negotiate contracts privately. Prices are published by independent market consultants and are expected to remain relatively flat over the medium term.

The sudden drop in global demand for oil resulted in an oil price crash in April of 2020. The WTI oil price dropped from an average high of US$57.50 per barrel in January to an average of US$16.70 per barrel in April.

Since then, the WTI oil price gradually increased to an average of US$47.10 per barrel in December.

The WTI oil price is expected to average US$55.00 per barrel in both 2021 and 2022, up from US$39.40 per barrel in 2020.

Impacted by weak oil prices, drilling activity declined significantly from 1,880 wells in 2019 to 1,057 wells in 2020. With the expected improvement to oil prices over the forecast period, the total number of wells drilled is likewise forecast to improve, with a modest increase to 1,250 in 2021 and up to a total of 3,000 by 2025.

WTI OIL PRICE AND OIL WELLS DRILLED

Source: Ministry of Energy and Resources (March 2021)

Historically, oil prices have significantly affected Saskatchewan’s economic performance. For example, when the WTI price dropped from an average of US$99.60 per barrel in 2008 to an average of US$61.80 per barrel in 2009, Saskatchewan’s real GDP subsequently declined by 5.3 per cent.

Budget 2021-22  37

COMMODITY PRICE ASSUMPTIONS – CALENDAR YEAR

	2020	2021	2022	2023	2024	2025

WTI Oil (US$/barrel)	39.4	55.0	55.0	56.0	57.5	59.0

Well-head Oil (C$/barrel)	34.8	50.0	49.3	49.6	50.2	52.2

Natural Gas (C$/GJ)	2.3	2.8	2.8	2.8	2.8	2.9

Potash (C$/K2O tonne)[1]	387.9	396.5	396.2	398.3	403.1	415.9

Potash (US$/KCl tonne)[1]	176.5	190.6	193.4	197.3	202.4	207.0

Wheat (C$/tonne)	224.2	234.0	232.1	232.4	235.2	235.6

Canola (C$/tonne)	468.7	477.4	470.4	476.9	479.7	480.4

[1]	The potash industry quotes prices in US dollars per KCl tonne. Provincial royalty calculations, however, are based on the Canadian dollar price per K2O tonne.

Sources: Ministry of Energy and Resources (March 2021), Ministry of Agriculture (January 2021)

REAL GDP AND WTI OIL PRICES

Conversely, when the WTI price recovered, to US$72.90 per barrel in 2010 and to US$76.70 per barrel in 2011, Saskatchewan’s real GDP displayed growth of 4.7 per cent and 5.3 per cent, respectively, in each of those years.

Impacted by the pandemic and weak oil prices, Saskatchewan’s real GDP and nominal GDP are expected to decline by 4.2 per cent and 7.8 per cent in 2020, respectively.

With the rollout of vaccinations, global economic recovery, improving oil prices and demand and an increase in consumer and business confidence, Saskatchewan’s real GDP is expected to improve and rise by 3.4 per cent in 2021 and 3.2 per cent in 2022.

Nominal GDP is forecast to increase by 5.9 per cent and 4.1 per cent, respectively, in 2021 and 2022. Continued economic recovery is expected throughout the forecast period.

38 Budget 2021-22

SASKATCHEWAN FORECAST AT A GLANCE

(Per Cent Change Unless Otherwise Noted)

	2020	2021	2022	2023	2024	2025

Real GDP	(4.2)	3.4	3.2	2.5	2.3	2.9

Nominal GDP	(7.8)	5.9	4.1	3.2	3.4	4.3

CPI*	0.6	1.2	1.5	1.6	1.7	1.6

Employment Growth (000s)*	(26.8)	15.7	7.9	6.1	6.0	6.8

Unemployment Rate (%)*	8.4	6.5	6.4	6.0	5.7	5.4

Retail Sales*	(1.0)	3.2	3.3	3.3	3.2	3.3

*	2020 actual

Source: Ministry of Finance (March 2021)

FORECAST COMPARISON

All private sector forecasters expect Saskatchewan’s economy to recover beginning in 2021.

On average, private sector forecasters expect Saskatchewan’s real GDP to grow by 4.6 per cent in 2021, after their predicted 5.2 per cent contraction in 2020.

These forecasts range from a low of 3.3 per cent to a high of 5.9 per cent.

While private sector forecasts differ from this budget’s assumptions of a 4.2 per cent contraction in 2020 and 3.4 per cent growth in 2021, total growth over the two-year period is similar.

Saskatchewan’s real GDP growth outlook ranked fifth amongst all provinces in both 2020 and 2021, according to the private sector forecasts.

PRIVATE SECTOR REAL GDP GROWTH FORECASTS FOR SASKATCHEWAN*

(Per Cent)

	2020	2021	Total Growth	Release Date

IHS Global Insight	(6.1)	3.3	(2.8)	Jan./21

Conference Board of Canada	(5.2)	5.4	0.2	Mar./21

TD Bank	(5.6)	4.7	(0.9)	Dec./20

RBC	(4.2)	5.2	1.0	Mar./21

BMO	(5.0)	4.5	(0.5)	Dec./20

CIBC	(5.2)	4.1	(1.1)	Jan./21

Scotiabank	(5.2)	5.9	0.7	Mar./21

National Bank	(5.0)	4.5	(0.5)	Dec./20

Laurentian Bank	(5.0)	4.0	(1.0)	Jan./21

Average of Private Sector Forecasts	(5.2)	4.6	(0.5)

2021-22 Budget Forecast	(4.2)	3.4	(0.8)

*	As of March 12, 2021

Budget 2021-22  39

PRIVATE SECTOR FORECASTS OF REAL GDP GROWTH BY PROVINCE*

(Per Cent Change)

	2020	Rank	2021	Rank	2022	Rank

British Columbia	(5.2)	6	5.0	1	4.3	3

Alberta	(7.1)	10	4.9	4	4.6	1

Saskatchewan	(5.2)	5	4.6	5	3.6	6

Manitoba	(4.3)	4	4.2	7	3.6	5

Ontario	(5.7)	8	4.9	2	4.3	2

Québec	(5.4)	7	4.9	2	4.0	4

New Brunswick	(3.7)	2	4.0	8	3.0	10

Nova Scotia	(4.1)	3	4.3	6	3.3	8

Prince Edward Island	(3.7)	1	4.0	9	3.5	7

Newfoundland and Labrador	(5.8)	9	3.9	10	3.1	9

Canada	(5.5)		4.8		4.2

*	As of March 12, 2021

CONCLUSION

Saskatchewan, like other small, open economies, experienced an exceptionally challenging year due to COVID-19 and weak oil prices. Saskatchewan’s economy, however, was less severely impacted than was originally estimated in the early part of 2020. With the combination of vaccine availability, global economic recovery, oil price and demand improvement, and consumer and business confidence rising, Saskatchewan’s real GDP is expected to regain momentum on a path to recovery over the forecast period. Overall, Saskatchewan’s real GDP is expected to grow by 3.4 per cent in 2021 and by 3.2 per cent in 2022. Nominal GDP is expected to increase by 5.1 per cent in 2021 and 4.2 per cent in 2022.

40 Budget 2021-22

2021-22 FINANCIAL OUTLOOK

OVERVIEW

The Saskatchewan Provincial Budget includes the financial activity for all organizations within the control of the Government of Saskatchewan, including Government Service Organizations (GSOs), Government Business Enterprises (GBEs) and government partnerships.

The inclusion of these organizations is based on standards established by the Public Sector Accounting Board (PSAB) for senior Canadian governments, and the method of consolidating these entities in the budget is consistent with the policies described in the Saskatchewan Public Accounts.

All organizations in the budget, with the exception of GBEs, are defined as GSOs or – in situations where Government has entered into a contractual relationship with one or more parties and share risks and benefits – a government partnership. GSOs typically provide public services and receive Government grants to sustain their operations. Examples of GSOs include Government of Saskatchewan ministries, as well as entities such as the Saskatchewan Health Authority, Boards of Education, the Saskatchewan Housing Corporation and the Water Security Agency.

The revenue and expense budgets of GSOs (and Government’s proportionate share of partnership revenue and expense) are consolidated after adjusting for differences in accounting policies and eliminating inter-organizational transactions. Adjustments are made to account for differences in entity year-ends that do not align with the Government of Saskatchewan’s year-end of March 31.

GSO revenue is classified into four major categories (taxes, non-renewable resources, federal transfers and other own sources), while GSO expense is classified into 11 expense themes. In some cases, particularly with executive government ministries, an entity’s expense can be allocated across more than one theme depending on the purpose of the activity.

GBEs are self-sufficient and have the authority to sell goods and services to external parties as their principal activity. Budgets for GBEs are incorporated as a single amount in a fifth revenue category called “Net Income from Government Business Enterprises” using the modified-equity method, which includes the Government of Saskatchewan’s proportionate share of net earnings or losses.

The 2021-22 Budget estimates a deficit of $2.6 billion.

FINANCIAL OVERVIEW

	2018-19	2019-20	2020-21	2021-22
(millions of dollars)	Actual	Actual	Forecast	Budget

Revenue	14,502	14,887	14,096	14,478

Expense	14,769	15,206	15,961	17,089

Deficit	(268)	(319)	(1,865)	(2,611)

Totals may not add due to rounding.

Budget 2021-22  41

2021-22 REVENUE RECONCILIATION

	2020-21	2021-22	Change
(millions of dollars)	Forecast	Budget	Dollars	Per Cent

Taxation	6,706.2	7,238.0	531.8	7.9

Non-Renewable Resources	1,096.2	1,328.5	232.3	21.2

Net Income from GBEs	1,104.9	899.2	(205.7)	(18.6)

Other Own-Source Revenue	1,969.1	2,104.1	135.0	6.9

Transfers from the Federal Government	3,219.3	2,908.5	(310.8)	(9.7)

Total Revenue	14,095.7	14,478.3	382.6	2.7

REVENUE

The revenue outlook included in the 2021-22 Budget includes all tax and other revenue measures presented in the budget, as well as changes to provincial fees and charges announced in advance of the budget.

Total revenue is forecast to be $14.5 billion in 2021-22, an increase of $383 million (2.7 per cent) from the 2020-21 forecast. The increase is largely due to higher tax revenue, non-renewable resources revenue and other own-source revenue, partially offset by a decrease in federal transfers and lower net income from GBEs.

Relative to the 2020-21 Budget, revenue is up $830 million, or 6.1 per cent, reflecting increases across all categories.

Despite the year-over-year improvement in the revenue outlook for 2021-22, after accounting for the forgone tax revenue due to the Home Renovation Tax Credit and small business tax rate reduction, this year’s revenue budget of $14.5 billion is $1.0 billion lower than what was projected in the 2019-20 Budget prior to the onset of the COVID-19 pandemic and the oil price collapse.

Tax Revenue

Tax revenue is budgeted at $7.2 billion in 2021-22 and accounts for 50 per cent of total revenue. This is an increase of $532 million, or 7.9 per cent, from the 2020-21 forecast.

Corporation Income Tax (CIT) revenue is budgeted at $755 million, an increase of $336 million from the 2020-21 forecast. The increase reflects a one-time

TOTAL REVENUE – 2018-19 TO 2021-22

(millions of dollars)	2018-19 Actual	2019-20 Actual	2020-21 Budget	2020-21 Forecast	2021-22 Budget

Taxation	7,116.7	7,553.3	7,202.8	6,706.2	7,238.0

Non-Renewable Resources	1,735.1	1,750.3	997.4	1,096.2	1,328.5

Net Income from GBEs	1,011.2	855.3	728.8	1,104.9	899.2

Other Own-Source Revenue	2,128.3	2,138.4	1,933.1	1,969.1	2,104.1

Transfers from the Federal Government	2,510.3	2,589.8	2,786.6	3,219.3	2,908.5

Total Revenue	14,501.6	14,887.1	13,648.7	14,095.7	14,478.3

42 Budget 2021-22

COMPOSITION OF 2021-22 REVENUE

negative adjustment recorded in 2020-21 for prior-year assessments. In addition, CIT revenue is forecast to increase this year as a result of a higher federal forecast of the 2021 and 2022 national corporate tax base, partially offset by the full-year impact of the temporary small business income tax rate reduction to 0 per cent.

Individual Income Tax revenue is budgeted at $2.4 billion, a $44 million decrease from the 2020-21 forecast, primarily due to an expected prior-year negative adjustment as a result of anticipated weakness in 2020 assessments, combined with the full-year impact of the Saskatchewan Home Renovation Tax Credit, partially offset by anticipated growth in the 2021 and 2022 tax base.

Provincial Sales Tax (PST) revenue is budgeted at $2.1 billion, an increase of $173 million from the 2020-21 forecast. The increase is consistent with the expected post-COVID recovery in the Saskatchewan

TAX REVENUE – 2018-19 TO 2021-22

					Change from
	2018-19	2019-20	2020-21	2021-22	2020-21 Forecast
(millions of dollars)	Actual	Actual	Forecast	Budget	Dollars	Per Cent

Corporation Income Tax	585.5	787.5	418.5	754.6	336.1	80.3

Fuel Tax	555.6	507.9	444.0	477.9	33.9	7.6

Individual Income Tax	2,340.0	2,629.1	2,465.0	2,420.8	(44.2)	(1.8)

Property Tax	763.3	774.0	773.0	784.8	11.8	1.5

Provincial Sales Tax	2,224.8	2,205.8	1,971.1	2,144.0	172.9	8.8

Tobacco Tax	236.4	206.8	201.7	201.8	0.1	0.0

Other Taxes	411.1	442.2	432.9	454.1	21.2	4.9

Total	7,116.7	7,553.3	6,706.2	7,238.0	531.8	7.9

Budget 2021-22  43

NON-RENEWABLE RESOURCE REVENUE – 2018-19 TO 2021-22

					Change from
	2018-19 Actual	2019-20 Actual	2020-21 Forecast	2021-22 Budget	2020-21 Forecast
(millions of dollars)					Dollars	Per Cent

Crown Land Sales	58.1	17.1	6.7	9.2	2.5	37.3

Oil and Natural Gas	681.6	667.8	362.3	505.1	142.8	39.4

Potash	536.0	554.4	404.5	431.8	27.3	6.7

Resource Surcharge	393.8	413.3	265.8	302.6	36.8	13.8

Other	65.6	97.6	56.9	79.8	22.9	40.2

Total	1,735.1	1,750.3	1,096.2	1,328.5	232.3	21.2

economy, including growth in population, household spending and business investment. However, the 2021-22 Budget includes a $52 million reduction in PST revenue compared to last year’s budget as a result of a new accounting treatment that eliminates the PST paid on capital purchases by ministries and certain GSOs in the summary budget.

All remaining taxes are budgeted to increase by a combined $67 million, including a $34 million increase in Fuel Tax revenue as a result of the rebound in economic activity, a $21 million increase in other taxes, mainly comprised of a return to normal collection levels of Corporation Capital Tax and Liquor Consumption Tax, and a $12 million increase in Property Tax revenue, reflecting changes to Education Property Tax mill rates in line with year-over-year inflation.

Non-Renewable Resource Revenue

Non-renewable resource revenue is budgeted at $1.3 billion, or 9 per cent of total revenue, in 2021-22. This is a $232 million, or 21.2 per cent, increase from the 2020-21 forecast.

Oil and natural gas royalties are budgeted at $505 million in 2021-22, an increase of $143 million from the 2020-21 forecast. The increase is primarily due to an increase in West Texas Intermediate (WTI)

WTI OIL PRICES AND THE CANADIAN DOLLAR

44 Budget 2021-22

NON-RENEWABLE RESOURCE FORECAST ASSUMPTIONS – FISCAL YEAR

	2018-19	2019-20	2020-21	2021-22
	Actual	Actual	Forecast	Budget

WTI Oil Price (US$/barrel)	62.87	54.80	42.27	54.33

Light-Heavy Differential (% of WTI)	31.8	20.9	18.1	19.7

Well-head Oil Price (C$/barrel)[1]	54.58	52.54	39.05	49.31

Oil Production (million barrels)	178.6	178.9	154.0	160.0

Potash Price (mine netback, US$/KCl tonne)[2]	215	223	180	191

Potash Price (mine netback, C$/K O tonne)[2]	457	490	390	396

Potash Sales (million K2 O tonnes)[2]	13.4	12.7	14.0	14.3

Canadian Dollar (US cents)	76.23	75.19	75.70	79.12

[1]	The average price per barrel of Saskatchewan light, medium and heavy oil.
[2]	Ministry of Finance calculations derived from calendar-year forecasts.

oil prices and a forecast increase in production, partially offset by a higher exchange rate forecast and a wider light-heavy oil price differential.

WTI oil prices are forecast to average US$54.33 per barrel in 2021-22, consistent with private sector forecasts. This is a US$12.06 per barrel increase from the 2020-21 average price forecast of US$42.27 and reflects current market optimism as the world starts to recover from COVID-19 and its corresponding decline in demand.

WTI oil prices are an important benchmark for the oil market and provincial revenue. However, the majority of oil produced in Saskatchewan is heavier and more sour than WTI oil and requires further processing to become refined products. As a result, Saskatchewan oil typically trades at a discount to WTI oil. Increasing production in Western Canada and North Dakota, as well as pipeline and transportation capacity constraints, have also contributed to a general widening of the price discount for Saskatchewan oil in recent years.

The light-heavy oil price differential – a proxy for the price discount on oil produced in Saskatchewan – is expected to increase from 18.1 per cent (as a share of WTI prices) in 2020-21 to 19.7 per cent in 2021-22.

The value of the Canadian dollar is projected to average 79.1 U.S. cents in 2021-22, up from an average of 75.7 U.S. cents in 2020-21. As the price of Saskatchewan oil at the well-head is generally determined based on prevailing prices in the United States, a higher exchange rate translates to lower prices in Canadian dollars, all else being equal.

The result of these factors is a 2021-22 well-head oil price forecast, in Canadian dollars, of $49.31 per barrel, up from the 2020-21 average well-head price of $39.05.

Finally, oil production is forecast at 160.0 million barrels in 2021-22, up from the 2020-21 forecast of 154.0 million barrels as demand continues to increase.

Revenue from the Resource Surcharge is forecast to increase $37 million from the 2020-21 forecast, primarily reflecting continued recovery in the resource sector, including increasing WTI oil prices and higher average potash prices.

Potash revenue is budgeted at $432 million in 2021-22, up $27 million from the 2020-21 forecast. The outlook incorporates increases in both average price and sales volume forecasts.

Budget 2021-22  45

In 2021-22, average realized prices are forecast at US$191 per KCl tonne (C$396 per K2O tonne), up from US$180 (C$390) in 2020-21. The potash forecast incorporates a small increase in sales in 2021-22, from 14.0 million K2O tonnes in 2020-21 to 14.3 million K2O tonnes.

Revenue from Crown land sales and all other non-renewable resources (including uranium, coal and other minerals) is forecast to increase by $25 million, mainly due to higher uranium revenue, reflecting the expected resumption of production at the Cigar Lake mine.

The economic and fiscal forecasts in the 2021-22 Budget rely on a set of assumptions regarding Canadian, U.S. and global economic growth, commodity prices and the value of the Canadian dollar. These factors are beyond government’s control, yet they heavily influence Saskatchewan’s fiscal performance, particularly non-renewable resource revenue.

The ongoing COVID-19 pandemic, along with OPEC decisions, transportation disruptions and exchange rate volatility have the potential to impact resource revenue this year. In an attempt to minimize risk to the fiscal plan, the assumptions used to develop the non-renewable resource forecast are prudent and incorporate a number of private sector forecasts. But because of the volatile nature of these key external factors, the non-renewable resource revenue forecast will always be subject to risk. This risk is quantified throughout the year.

For 2021-22, the following sensitivities are estimated:

•	a US$1 per barrel change in the fiscal-year average WTI oil price results in an estimated $14 million change in oil royalties;

•	a US$10 per KCl tonne (C$21 per K2O tonne) change in the fiscal-year average realized potash price results in an estimated $43 million change in potash royalties; and,

•	a 1 U.S. cent change in the fiscal-year average exchange rate results in an estimated $20 million change in non-renewable resource revenue.

Net Income from Government Business Enterprises

Government Business Enterprise (GBE) net income is forecast at $899 million in 2021-22 and accounts for 6 per cent of budgeted revenue. This is a $206 million decrease from the current 2020-21

NET INCOME FROM GOVERNMENT BUSINESS ENTERPRISES – 2018-19 TO 2021-22

					Change from
	2018-19	2019-20	2020-21	2021-22	2020-21 Forecast
(millions of dollars)	Actual	Actual	Forecast	Budget	Dollars	Per Cent

Saskatchewan Auto Fund	77.5	(46.7)	213.0	192.1	(20.9)	(9.8)

Saskatchewan Gaming Corporation	22.5	20.1	(7.1)	11.5	18.6	(262.0)

Saskatchewan Government Insurance	48.0	49.9	135.8	40.0	(95.8)	(70.5)

Saskatchewan Liquor and Gaming Authority	485.1	470.3	326.6	423.4	96.8	29.6

SaskPower	231.2	204.8	136.4	16.7	(119.7)	(87.8)

SaskTel	123.1	115.4	126.0	100.0	(26.0)	(20.6)

SaskEnergy	165.7	43.5	58.9	49.7	(9.2)	(15.6)

Workers’ Compensation Board	(153.6)	(12.3)	111.1	(1.3)	(112.4)	(101.2)

Other	11.7	10.4	4.2	67.1	62.9	1,497.6

Total	1,011.2	855.4	1,104.9	899.2	(205.7)	(18.6)

46 Budget 2021-22

forecast, largely reflecting a budgeted return to normal levels of investment returns at Saskatchewan Government Insurance (SGI), Workers’ Compensation Board and the Auto Fund, following large gains in 2020-21. In addition, higher operating costs and depreciation are projected to reduce net income at SaskPower in 2021-22.

These declines are partially offset by higher net income at Saskatchewan Liquor and Gaming Authority and Saskatchewan Gaming Corporation under the assumption of a re-opening of the entertainment sector and an improvement in overall economic conditions in 2021.

GBE net income in the 2021-22 Budget also includes a $64.4 million consolidation adjustment to recognize federal and provincial revenue to be received by SaskPower for capital projects, for which there is an offsetting expense in the Economic Development theme as the funding will flow through SaskBuilds Corporation.

Other Own-Source Revenue

Other own-source revenue includes fees for services and licenses, proceeds from the sale of goods and services, investment income, fees collected by insurance entities and other miscellaneous sources of revenue. Most government organizations generate own-source revenue in order to finance additional spending not funded by government grants.

Other own-source revenue is budgeted at $2.1 billion in 2021-22 and accounts for 15 per cent of total revenue. This is a $135 million, or 6.9 per cent, increase from 2020-21 and reflects an anticipated return to normal economic conditions following the pandemic.

The 2021-22 Budget includes increases in miscellaneous and fees revenue of $133 million and $38 million, respectively, as both items are budgeted to return to pre-pandemic levels. These gains are partially offset by a $31 million decline in investment income mainly due to lower sinking funding earnings, as well as minor decreases in transfers from other governments ($4 million) and insurance revenue ($2 million).

In total, own-source revenue in the 2021-22 Budget is expected to return to a level slightly less than its 2018-19 to 2019-20 average.

Transfers from the Federal Government

Federal transfers are budgeted at $2.9 billion in 2021-22 and account for 20 per cent of total revenue. This is a $311 million decrease from 2020-21.

The Canada Health Transfer and Canada Social Transfer will increase by $34 million and $12 million, respectively, in 2021-22 in accordance with the legislated funding formula.

OTHER OWN-SOURCE REVENUE – 2018-19 TO 2021-22

					Change from
	2018-19	2019-20	2020-21	2021-22	2020-21 Forecast
(millions of dollars)	Actual	Actual	Forecast	Budget	Dollars	Per Cent

Fees	1,191.8	1,200.2	1,131.8	1,170.0	38.2	3.4

Insurance	290.3	279.3	284.2	282.7	(1.5)	(0.5)

Investment Income	113.9	118.6	119.7	88.4	(31.3)	(26.1)

Transfers from Other Governments	76.4	77.5	76.8	73.2	(3.6)	(4.7)

Miscellaneous	455.8	462.8	356.6	489.8	133.2	37.4

Total	2,128.3	2,138.4	1,969.1	2,104.1	135.0	6.9

Budget 2021-22  47

FEDERAL TRANSFERS – 2018-19 TO 2021-22

					Change from
	2018-19	2019-20	2020-21	2021-22	2020-21 Forecast
(millions of dollars)	Actual	Actual	Forecast	Budget	Dollars	Per Cent

Canada Health Transfer	1,203.3	1,262.7	1,296.5	1,330.4	33.9	2.6

Canada Social Transfer	441.6	456.2	465.2	477.4	12.2	2.6

Other	865.3	870.9	1,457.6	1,100.7	(356.9)	(24.5)

Total	2,510.3	2,589.8	3,219.3	2,908.5	(310.8)	(9.7)

Other federal transfers are budgeted to decline $357 million compared to the 2020-21 forecast, mainly due to one-time federal contributions in 2020-21 that are not budgeted to repeat, including:

•	$338 million for Saskatchewan’s share of the federal Safe Restart Agreement;

•	$75 million for Saskatchewan’s share of the federal Safe Return to Class Fund;

•	$53 million for Saskatchewan’s share of the federal Essential Workers Support Fund; and,

•	$19 million for the finalization of Saskatchewan’s 2016-17 claim under the federal Fiscal Stabilization Program.

These decreases are partially offset by a $100 million increase in federal funding for the Accelerated Site Closure Program, consistent with expected activity under the program.

EXPENSE

Expense in the 2021-22 Budget is classified into 11 themes, consistent with the presentation in the Saskatchewan Public Accounts. The expenses of all GSOs (and proportionate share of partnerships) within the control of the Government of Saskatchewan, including the GRF, are included.

Total expense is budgeted at $17.1 billion in 2021-22, an increase of $1.0 billion, or 6.3 per cent, from the 2020-21 Budget.

Health, Education and Social Services and Assistance account for almost 70 per cent of the 2021-22 Budget, roughly similar to last year.

COMPOSITION OF 2021-22 EXPENSE

48 Budget 2021-22

Pension expense in the 2021-22 Budget is $433 million higher than last year’s budget. The increase is primarily due to a $415 million deterioration in the pension accrual adjustment to account for pensions on an accrual basis. The deterioration reflects the fall-off of net actuarial gains experienced in 2020-21 and changes in actuarial assumptions, including a lower discount rate to value the Province’s closed defined benefit pension plans.

The change in the pension accrual adjustment accounts for 40 per cent of the overall expense increase in this year’s budget.

Health is budgeted at $6.5 billion, or 38.2 per cent of total expense.

The most significant components of the Health theme are the Ministry of Health, the Saskatchewan Health Authority, eHealth, the Saskatchewan Cancer Agency and 3SHealth.

Health expense is up $359 million (5.8 per cent) compared to the 2020-21 Budget, mostly reflecting:

•	$123 million increase for compensation across the sector, mainly for settled bargaining agreements and physician contracts;

•	$90 million of new, one-time funding for the health system’s response to COVID-19;

•	$81 million increase for general operating costs and high-priority initiatives across the health sector, including investments in mental health and addictions, diagnostic imaging wait times, emergency medical services, drug costs and information security;

•	$47 million increase as a result of the consolidation of clinical funding for the College of Medicine from the Education theme; and,

•	$18 million increase for 2020 platform commitments, including lowering the cost of seniors’ ambulance fees, adding 300 continuing care aides for long-term and home care and expanding supports for people with diabetes.

2021-22 EXPENSE RECONCILIATION

	2020-21	2021-22	Change
(millions of dollars)	Budget	Budget	Dollars	Per Cent

Agriculture	798.8	879.3	80.5	10.1

Community Development	762.8	690.4	(72.4)	(9.5)

Economic Development	389.8	527.0	137.2	35.2

Education	3,361.9	3,753.2	391.3	11.6

Environment and Natural Resources	362.4	414.9	52.5	14.5

Financing Charges	718.2	755.0	36.8	5.1

General Government[1]	421.9	524.6	102.7	24.3

Health	6,176.3	6,535.3	359.0	5.8

Protection of Persons and Property	806.5	845.1	38.6	4.8

Social Services and Assistance	1,490.3	1,556.7	66.4	4.5

Transportation	585.8	607.7	21.9	3.7

Health and Public Safety Contingency	200.0	–	(200.0)	(100.0)

Total Expense	16,074.7	17,089.2	1,014.5	6.3

[1]	General Government expense was previously named Other.

Budget 2021-22  49

Education is budgeted at nearly $3.8 billion, or 22.0 per cent of total expense.

The most significant components of the Education theme are portions of the Ministries of Advanced Education, Education, and Immigration and Career Training, as well as the Boards of Education, Saskatchewan Polytechnic, Regional Colleges, the Saskatchewan Student Aid Fund and the Saskatchewan Apprenticeship and Trade Certification Commission.

Education expense is up $391 million (11.6 per cent) from last year’s budget.

The majority of the increase is due to a $320 million increase in pension expense, as previously noted, largely as a result of the completion of the amortization of prior-year net actuarial gains in 2020-21 and a decrease in the discount rate used to value pension liabilities.

The 2021-22 Budget also includes $78 million of COVID-19 response funding, including:

•	$30 million in new funding as part of a $60 million COVID-19 response package and multi-year funding plan for post-secondary institutions;

•	$27 million for career training and employment supports for those disadvantaged by COVID-19; and,

•	$21 million to support school divisions as they make preparations for fall 2021.

In addition, there is a $50 million increase in Boards of Education expense, mostly due to salary increases and stimulus maintenance funding. The 2021-22 Budget also includes a $4 million increase for the Saskatchewan Advantage Scholarship.

Partially offsetting these increases is a $47 million decrease reflecting the consolidation of clinical funding for the College of Medicine to the Health theme.

Social Services and Assistance is budgeted at nearly $1.6 billion, or 9.1 per cent of total expense.

The most significant components of this theme are the Ministry of Social Services and portions of the Ministries of Government Relations and Justice and Attorney General. Social Services and Assistance expense also includes spending through the Saskatchewan Housing Corporation and the Saskatchewan Legal Aid Commission.

Social Services and Assistance expense is up $66 million (4.5 per cent) from the 2020-21 Budget. The increase is primarily due to:

•	$19 million increase for Child and Family Services utilization pressures to support the program’s core mandate of keeping children safe from abuse and neglect;

•	$15 million increase for supports to clients with intellectual disabilities, expanding the existing individualized funding for Autism Spectrum Disorder Program to include children under 12 and improving services for deaf and hard of hearing persons;

•	$13 million increase for the national housing strategy and increased housing operations costs;

•	$9 million net increase for Income Assistance utilization; and,

•	$7 million increase to community-based organizations.

Protection of Persons and Property is budgeted at $845 million, or 4.9 per cent of total expense.

The most significant components of this theme are the Ministries of Corrections, Policing and Public Safety, Labour Relations and Workplace Safety, the Integrated Justice Services vote, as well as portions of the Ministries of Government Relations and Justice and Attorney General. The Saskatchewan Public Safety Agency, Victim’s Fund, the Sask911 Account and the Financial Consumer Affairs Authority of Saskatchewan are also included.

50 Budget 2021-22

Protection of Persons and Property is up $39 million (4.8 per cent), primarily reflecting increases across the justice system, including COVID-19 response measures in the court services, policing programs, salary increases and custody services.

Agriculture is budgeted at $879 million, or 5.1 per cent of total expense.

The most significant components of this theme are the Ministry of Agriculture, Saskatchewan Crop Insurance Corporation, Saskatchewan Agricultural Stabilization Fund and Prairie Agricultural Machinery Institute.

Agriculture is up $81 million (10.1 per cent), primarily due to $73 million in higher crop insurance expense resulting from a higher insured liability and increased AgriStability payments, as well as increases for AgriInvest and Agricultural Water Development projects.

Financing Charges are budgeted at $755 million, or 4.4 per cent of total expense. This is an increase of $37 million (5.1 per cent) from last year’s budget, largely reflecting an increase in debt-servicing costs as a result of growth in Saskatchewan Capital Plan and operating debt.

Community Development is budgeted at $690 million, or 4.0 per cent of total expense.

The most significant components of Community Development are portions of the Ministries of Government Relations, Education and Parks, Culture and Sport, as well as the Northern Municipal Trust Account and the Saskatchewan Lotteries Trust Fund for Sport, Culture and Recreation.

Community Development is down $72 million (9.5 per cent) from last year’s budget, primarily due to a $150 million decrease for the Municipal

Economic Enhancement Program, partially offset by increases of $68 million for the Investing in Canada Infrastructure Program, $7 million for the Gas Tax Program and $5 million for the New Building Canada Fund, as well as a $4 million increase for the Active Families Benefit.

Transportation is budgeted at $608 million, or 3.6 per cent of total expense.

The most significant components of this theme are the Ministry of Highways and a portion of the Ministry of Government Relations, as well as the Transportation Partnerships Fund.

Transportation is up $22 million (3.7 per cent) from last year’s budget, largely due to a $15 million increase in amortization expense for completed highway projects, as well as increases for the Transportation Partnership Fund and the Strategic Partnership Program for road improvement, air services, and other projects.

Economic Development is budgeted at $527 million, or 3.1 per cent of total expense.

The most significant components of Economic Development are the Ministries of Energy and Resources and Trade and Export Development, as well as portions of the Ministries of Environment, Immigration and Career Training, Finance and Parks, Culture and Sport. The theme also includes Innovation Saskatchewan, Saskatchewan Opportunities Corporation, a portion of the Saskatchewan Research Council, Tourism Saskatchewan and SaskBuilds Corporation.

Economic Development is up $137 million (35.2 per cent), largely reflecting:

•	$175 million for the Saskatchewan Economic Recovery Rebate provided to SaskPower customers;

Budget 2021-22  51

•	$64 million increase provided to SaskPower (offset by higher GBE net income) to invest in multiple projects, including infrastructure in rural communities, a battery energy storage system and distributed energy resource enablement;

•	$15 million increase for VIDO to construct a Centre for Pandemic Research; and,

•	$5 million increase for the Saskatchewan Tourism Sector Support Program;

partially offset by,

•	$121 million decrease due to the fall-off of the one-time emergency COVID-19 support programs in the 2020-21 Budget.

Environment and Natural Resources is budgeted at $415 million, or 2.4 per cent of total expense.

This theme is comprised of portions of the Ministries of Environment and Parks, Culture and Sport. As well, the theme includes the Commercial Revolving Fund, the Water Security Agency and a portion of the Saskatchewan Research Council.

Environment and Natural Resources expense is up $53 million (14.5 per cent), primarily reflecting a $50 million increase in federal flow-through funding for the Accelerated Site Closure Program for the reclamation of inactive oil and gas wells and facilities.

General Government (formerly Other) expense is budgeted at $525 million, or 3.1 per cent of total expense. This is an increase of $103 million (24.3 per cent) from the 2020-21 Budget, primarily reflecting a $112 million increase in pension expense, as previously noted, partially offset by a $20 million reduction for the Chief Electoral Officer due to the fall-off of funding related to the 2020 provincial election.

Finally, this year’s budget does not include a Health and Public Safety Contingency, resulting in a $200 million decrease in expense when compared to last year’s budget.

MEDIUM-TERM OUTLOOK

The impact to the Saskatchewan economy in 2020 from COVID-19 appears to have been less than initially forecast. However, several sectors of the economy and the labour market experienced an unprecedented shock last year. Significant economic challenges remain as public health measures remain in place and COVID-19 variants spread.

While the approval of vaccines in recent months and the beginning of mass vaccination efforts offer hope that the virus will soon be contained, it is clear that full recovery will take longer than originally assumed. Economic growth is forecast for 2021 and beyond, but the ongoing pandemic has altered the previous path for a return to fiscal balance.

In the near term, the 2021-22 Budget faces a revenue shortfall compared to the previous outlook, largely as a result of a delayed economic recovery. In addition, another year of COVID-related spending will be required to support the provincial economy and health care system, and to set the stage for economic recovery.

Beyond 2021-22, deficits are now forecast across the planning horizon, including a deficit of $770 million in 2024-25. While this is a deterioration in the fiscal outlook since the 2020-21 First Quarter Report, Saskatchewan is well positioned to withstand a longer return to balance due to its low debt burden.

The medium-term fiscal outlook is consistent with the provincial economic forecast and its underlying assumptions. In particular, the outlook assumes that public health measures and vaccination efforts are successful in ending the pandemic this year and that there are no negative structural changes to the economy that further delay recovery.

52 Budget 2021-22

KEY MEDIUM-TERM NON-RENEWABLE RESOURCE FORECAST ASSUMPTIONS

	2019-20	2020-21	2021-22	2022-23	2023-24	2024-25
	Actual	Forecast	Budget	Outlook	Outlook	Outlook

WTI Oil Price (US$/barrel)	54.80	42.27	54.33	55.25	56.38	57.88

Light-Heavy Differential (% of WTI)	20.9	18.1	19.7	19.4	19.0	19.0

Well-head Oil Price (C$/barrel)[1]	52.54	39.05	49.31	49.41	49.73	50.69

Oil Production (million barrels)	178.9	154.0	160.0	162.1	163.5	166.7

Potash Price (mine netback, US$/KCl tonne)[2]	223	180	191	194	199	204

Potash Price (mine netback, C$/K O tonne)[2]	490	390	396	397	400	406

Potash Sales (million K2 O tonnes)[2]	12.7	14.0	14.3	14.9	15.2	15.2

Canadian Dollar (US cents)	75.19	75.70	79.12	80.30	81.48	82.13

[1]	The average price per barrel of Saskatchewan light, medium and heavy oil.
[2]	Ministry of Finance calculations derived from calendar-year forecasts.

After growth of 2.7 per cent in 2021-22, total revenue is forecast to grow by 4.2 per cent per year, on average, over the medium term. This is higher than average nominal GDP growth of 3.6 per cent over the same time frame and results in own-source revenue returning to its pre-crisis share of GDP (14.9 per cent) in 2024-25.

Total revenue is not forecast to return to pre-crisis levels until 2022-23. In the 2019-20 Budget, revenue was forecast to reach $16.0 billion in 2022-23. In the current outlook, revenue does not surpass $16.0 billion until 2024-25, two years later than anticipated prior to the onset of the COVID-19 pandemic.

Tax revenue is forecast to grow by 4.9 per cent per year, on average, over the forecast period. Revenue growth is supported by continued recovery in the Saskatchewan economy over the medium term. In addition, the wind-down of the Home Renovation Tax Credit and the small business income tax rate reduction by the end of the forecast period contributes to the robust growth outlook over the period.

Non-renewable revenue growth is forecast to increase 7.5 per cent per year, on average, between 2021-22 and 2024-25. Despite this relatively high rate of growth, revenue does not return to its 2019-20 level over the forecast horizon.

WTI oil prices are forecast to gradually increase over the forecast period and average nearly US$58 in 2024-25. A decrease in the light-heavy oil price differential over the same time period provides another boost to well-head oil prices in Saskatchewan. However, a strengthening Canadian dollar outlook over the next four years offsets these price gains. As a result, well-head prices, in Canadian dollars, are not expected to surpass 2019-20 prices by 2024-25. Finally, oil production in 2024-25 is forecast at 166.7 million barrels, nearly 7 per cent lower than 2019-20 levels.

Potash prices, in U.S. dollars, are forecast to modestly increase over the forecast horizon, as are sales. Similar to oil, a stronger Canadian dollar over the forecast horizon offsets US-dollar price improvements and mutes the overall price increase in Canadian dollars.

In total, non-renewable resource revenue is projected to account for 10 per cent of total revenue by 2024-25. This is an increase from a forecasted 8 per cent share in 2020-21, but lower than its 12 per cent share of revenue over the 2018-19 and 2019-20 period.

Budget 2021-22  53

NON-RENEWABLE RESOURCE REVENUE – 1990-91 TO 2024-25

GBE net income and other own-source revenue are projected to increase at a combined annual average rate of 4.5 per cent. In the fiscal plan, GBE net income is assumed to not return to pre-crisis levels until 2024-25. Other own-source revenue is forecast to surpass its pre-crisis level in 2022-23 and then grow at a more normal rate of 3.4 per cent per year, on average, in the subsequent two years.

Finally, federal transfers are projected to remain flat over the four-year horizon. The 2021-22 Budget includes $200M of federal funding for the Accelerated Site Closure Program that will wind down by 2023-24. This decline is offset by increases in the Canada Health Transfer and the Canada Social Transfer in the outlook, while all other federal cost-sharing programs are projected to remain relatively flat.

COMPOSITION OF REVENUE – 1990-91 TO 2024-25

54 Budget 2021-22

MEDIUM-TERM FINANCIAL OUTLOOK

	2021-22	2022-23	2023-24	2024-25
(millions of dollars)	Budget	Outlook	Outlook	Outlook

Revenue	14,478	15,107	15,729	16,367

Expense	17,089	16,792	16,889	17,137

Deficit	(2,611)	(1,685)	(1,160)	(770)

Growth in base, or ongoing, expense over the medium term is targeted at 1.5 per cent per year. This growth will be offset by the fall-off of COVID-related and stimulus spending over the next two years. As a result, total expense is expected to fall by 1.7 per cent in 2022-23, followed by growth of 0.6 per cent in 2023-24 and 1.5 per cent in 2024-25.

As a result, the annual budget balance is projected to improve over the next three years, from a $2.6 billion deficit in 2021-22 to a $770 million deficit in 2024-25. A return to balance is now targeted for the 2026-27 fiscal year.

While a return to balance is not forecast over the four-year forecast horizon, Saskatchewan is well positioned to withstand this development given its low debt burden. Saskatchewan’s net-debt-to-GDP ratio, a key measure of financial sustainability, is forecast at 19.0 per cent on March 31, 2021, the lowest among Canadian provinces.

Under the current set of planning assumptions and a delayed return to balance timeline, Saskatchewan’s net-debt-to-GDP ratio is forecast to increase to 21.7 per cent in 2021-22 and peak at 26.3 per cent in 2024-25, before levelling off and declining as annual deficits are reduced and the economy continues to grow.

Despite the increase in the net debt over the medium term, Saskatchewan’s net-debt-to-GDP ratio is expected to remain one of the lowest in Canada and well below the levels the Province experienced in the 1990s.

Budget 2021-22  55

2021-22 BORROWING AND DEBT

The Province’s debt consists of:

•	General Debt – all debt of government entities other than Government Business Enterprise (GBE) Specific Debt; and,

•	Government Business Enterprise Specific Debt – amounts borrowed by, or specifically on behalf of self-sufficient government organizations.

Government business enterprises have the financial and operating authority to sell goods and services to individuals and organizations outside government as their principal activity. Amounts borrowed by, or specifically for these entities are classified separately because they are expected to be repaid from cash flows generated by these business enterprises. In other words, this debt has been incurred to finance the business activities of Crown corporations, and it is supported by revenue from those Crown business activities.

PUBLIC DEBT

As at March 31

Public debt as reported in this budget paper is comprised of:

•	Gross Debt – the amount of money owed to lenders; less

•	Sinking Funds – the amount of money that has been set aside for the repayment of debt.

Public debt at March 31, 2021 is forecast to be $0.8 billion lower than estimated, due to decreased GBE debt.

For 2021-22, public debt is expected to increase by $4.2 billion from the March 31, 2021 forecast. This is due to a $2.2 billion increase in operating debt to cover revenue shortfalls and incremental expenses, a $1.5 billion increase in debt for infrastructure assets under the Saskatchewan Capital Plan, and $0.5 billion of increased debt for the utility Crown corporations.

56 Budget 2021-22

DEBT

As at March 31

		GBE
	General	Specific
	Debt	Debt	Budget	Forecast	Budget
(Millions of Dollars)	2022	2022	2022	2021	2021

Government Service Organizations

Gross Debt	19,230.2	–	19,230.2	15,404.7	15,497.2

Sinking Funds	1,374.8	–	1,374.8	1,165.4	1,160.6

Government Service Organization Debt	17,855.4	–	17,855.4	14,239.3	14,336.6

Government Business Enterprises

Gross Debt	275.0	10,708.2	10,983.2	10,476.2	11,150.8

Sinking Funds	37.8	1,034.5	1,072.3	1,118.7	1,118.2

Government Business Enterprise Debt	237.2	9,673.7	9,910.9	9,357.5	10,032.6

Public Debt	18,092.6	9,673.7	27,766.3	23,596.8	24,369.2

Guaranteed Debt	0.1	–	0.1	0.2	0.8

BORROWING

Virtually all borrowing is done by the General Revenue Fund (GRF). Where the GRF borrows on behalf of a government entity, the entity is responsible for the principal and interest payments on this debt.

The GRF’s 2021-22 borrowing requirements are estimated to be $4,657.0 million. Of this amount, $284.2 million is for the purpose of refinancing maturing debt and the remaining amount is to assist with financing infrastructure assets and the deficit.

BORROWING REQUIREMENTS

	Budget	Forecast
(Millions of Dollars)	2021-22	2020-21

General Revenue Fund – Operating	2,300.0	2,120.0

Saskatchewan Capital Plan and Other Government Service Organizations	1,600.0	1,400.0

Government Service Organizations	3,900.0	3,520.0

Government Business Enterprises	757.0	1,026.1

Borrowing Requirements	4,657.0	4,546.1

Budget 2021-22  57

SINKING FUNDS

	Forecast	Contributions	Earnings	Redemptions	Budget
(Millions of Dollars)	2021	2022	2022	2022	2022

Government Service Organizations	1,165.4	194.0	27.0	(11.6)	1,374.8

Government Business Enterprises	1,118.7	95.4	24.5	(166.3)	1,072.3

Total Sinking Funds	2,284.1	289.4	51.5	(177.9)	2,447.1

SINKING FUNDS

Sinking funds are monies set aside for the orderly retirement of a portion of the government’s debt. Sinking funds at March 31, 2021 are forecasted to be $2,284.1 million, which is $5.3 million higher than estimated. The variance is primarily due to higher-than-expected earnings during 2020-21.

For 2021-22, sinking funds are expected to increase by $163.0 million to $2,447.1 million.

DEBT CHARGES

In addition to interest payments, debt charges include other costs related to general gross debt, such as the amortization of premiums, discounts, and commissions. Debt charges also include interest that is accrued on pension liabilities.

The 2021-22 debt charges assume interest rates of 0.5 per cent for short-term borrowing transactions and 2.0 per cent for long-term borrowings. An interest rate of 3.0 per cent is assumed for pension liabilities. A one percentage point increase in interest rates from levels assumed in the Budget would increase debt charges in 2021-22 by approximately $69.4 million.

DEBT CHARGES – GENERAL DEBT

	Budget	Forecast
(Millions of Dollars)	2021-22	2020-21

General Revenue Fund	558.0	509.4

Less: GRF Interest Paid to Other Government Entities	(20.5)	(12.2)

	537.5	497.2

Pension Liabilities	181.0	190.5

Other General Debt	36.5	25.8

Debt Charges – General Debt[1]	755.0	713.5

[1]	Debt charges do not include amounts pertaining to Government Business Enterprise Specific Debt. These amounts are reflected in Net Income from Government Business Enterprises.

58 Budget 2021-22

CREDIT RATINGS

Saskatchewan receives credit ratings from three major credit rating agencies: Moody’s Investors Service (Moody’s), Standard & Poor’s (S&P) and DBRS Morningstar (DBRS).

CREDIT RATINGS OF CANADIAN PROVINCES

As at March 19, 2021

Jurisdiction	Moody’s	S&P	DBRS

BC	Aaa	AAA**	AA(high)

SK	Aaa**	AA	AA(low)

QC	Aa2	AA-	AA(low)

NS	Aa2	AA-	A(high)

MB	Aa2	A+	A(high)

NB	Aa2	A+	A(high)

ON	Aa3	A+	AA(low)

AB	Aa3	A+**	AA(low)**

PE	Aa2	A	A

NL	A1**	A**	A(low)**

*	Positive outlook
**	Negative outlook

A credit rating is an important indication of a government’s fiscal health as it represents an assessment of a province’s ability to repay its debt. Overall, Saskatchewan’s credit rating ranks second best among Canadian provinces.

NET DEBT

Another measure of a province’s financial position is “net debt.” Net debt aggregates all of a province’s liabilities, and subtracts the financial assets that it has at its disposal to repay these obligations.

The chart below shows that the Province of Saskatchewan’s net debt as a percentage of GDP is forecasted to be 19.0 per cent, which is best among provinces.

The chart on the following page illustrates the trend and forecast for net debt as a percentage of GDP.

PROJECTED NET DEBT AS A % OF GDP

As at March 31, 2021

Sources:	Net Debt: Jurisdictions’ most recent data (as of March 16, 2021)

       GDP, SK: Saskatchewan Ministry of Finance

       All others: Statistics Canada, IHS Markit

Budget 2021-22  59

NET DEBT AS A % OF GDP

As at March 31

60 Budget 2021-22

2021-22 REVENUE INITIATIVES

In response to the challenges posed by the pandemic, the Government introduced initiatives in the fall of 2020 to support Saskatchewan’s economic recovery. This included helping with the cost of home renovations and reducing taxes on small businesses.

The 2021-22 Budget introduces further revenue initiatives to improve affordability, drive sustained growth and ensure the consistent and fair application of taxes in Saskatchewan.

This paper describes in more detail the tax measures announced in the Budget. However, it is only a summary and the reader is advised to contact the responsible ministry or authority and consult the enacting legislation or regulation for specific details.

MAKING LIFE MORE AFFORDABLE

Saskatchewan Home Renovation Tax Credit

Last fall, the Government introduced a new Saskatchewan Home Renovation Tax Credit to help stimulate residential construction activity and improve housing affordability. Saskatchewan homeowners may save up to $1,155 in provincial income tax in 2021 by claiming a tax credit on eligible home renovation expenses incurred between October 1, 2020 and December 31, 2021. A further $945 in savings may be claimed in 2022 in respect of eligible expenses incurred between January 1, 2022 and December 31, 2022.

Further information on this initiative can be found at www.saskatchewan.ca/residents/taxes-and-investments/tax-credits.

Active Families Benefit

Making children’s activities more affordable for low and moderate income families is a key priority for the Government. As a result, the Active Families Benefit (AFB) is being reinstated to provide a refundable income tax credit to assist families with the cost of registering children in cultural, recreational and sports activities.

Eligible programs are those that are suitable for children and require children to actively participate; are offered by a service provider located in Saskatchewan; involve instruction and supervision; and require registration and payment of a fee.

•	The benefit will provide a refundable tax credit of up to $150 per year per child to eligible families.

•	Families of children with a disability can claim an additional $50, for a total tax credit of up to $200 per year per child.

•	The AFB will be an income-tested tax credit. In order to be eligible, families must have a combined net income of $60,000 or less.

As the AFB will be retroactive to January 1, 2021, eligible families who enroll their children in qualifying sports, arts and cultural activities in 2021 are reminded to keep their receipts so they may claim the benefit with their 2021 income tax filings.

For further information on this initiative, please contact the Ministry of Parks, Culture and Sport at 306-787-3828.

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GROWING THE ECONOMY

The purpose of economic growth is to improve the quality of life for the people of Saskatchewan. Growth is a shared mission that engages all Saskatchewan residents – it creates new jobs and opportunities for people to realize their future in the province, and correspondingly lowers unemployment; it allows for increased investment in and improvements to public services; and growth provides for a resilient economy that results in a stronger Saskatchewan now and for years to come. A competitive tax environment is one of the ways to drive and sustain economic growth.

Saskatchewan’s tax system includes several incentives that cover a broad range of economic sectors, including manufacturing, agriculture, non-renewable resources, and innovation and technology. These initiatives support competitiveness and encourage new investment in the provincial economy. As part of the commitment to a strong economic recovery and a strong Saskatchewan, existing incentives will remain in place and the 2021-22 Budget announces additional incentives that will drive growth for the benefit of all residents.

For further information on initiatives that improve Saskatchewan’s competitive business environment and encourage investment in the province, please visit www.saskatchewan.ca/business/investment-and-

economic-development/business-incentives-and-tax-credits.

Reduction to the Small Business Tax Rate

Last fall, to support Saskatchewan small businesses through the pandemic and to help them recover, the Government temporarily eliminated its small business corporate income tax rate, effective October 1, 2020. The tax rate will return to 1 per cent on July 1, 2022 and to 2 per cent on July 1, 2023. The amount which small businesses can earn at the small business tax rate will remain at $600,000 – the highest threshold in Canada. Lowering taxes for Saskatchewan small businesses over the next three years will help them to bolster employment and keep Saskatchewan on the path to economic recovery.

Saskatchewan Technology Start-up Incentive

With the goal of growing Saskatchewan’s technology sector, the Saskatchewan Technology Start-up Incentive (STSI) program is being extended for an additional five years, through to 2025-26.

The 2018-19 Budget originally announced the introduction of the STSI as a pilot program, ending in 2020-21, to encourage business investment in early stage technology start-ups.

The program provides for a non-refundable 45 per cent income tax credit for individual, corporate or venture capital corporation investments in Eligible Start-up Businesses (ESBs) that are developing new technologies, or applying existing technologies in a new way, to create new proprietary products, services or processes that are repeatable and scalable.

In addition to extending the program for five years, and in response to feedback received from the sector and with the intent of making the program more effective, the following changes will be made:

•	the amount that an ESB can raise under the program will double, from $1 million to $2 million;

•	the carry-forward period to claim unused tax credits increases from four years to seven years; and,

•	an annual cap of $2.5 million per year is established on the maximum value of tax credits that can be issued.

For further information on the STSI program, contact Innovation Saskatchewan at 306-933-7222.

62 Budget 2021-22

Associated Natural Gas

Royalty Moratorium

The Saskatchewan Growth Plan committed to introducing a moratorium on associated natural gas royalties. With the 2021-22 Budget, the Province is meeting this commitment by implementing a royalty rate of 0 per cent for a period of five years on all natural gas produced in association with oil. This will provide oil producers with approximately $3.8 million in annual royalty relief.

This initiative is part of Saskatchewan’s Methane Action Plan, which in turn is part of the Province’s overall climate change strategy. It is designed to encourage oil producers to invest in new methane emission reduction projects and further reduce venting and flaring of natural gas.

The royalty moratorium begins April 1, 2021 and will remain in place for five years, with a sunset date of March 31, 2026.

For further information on this initiative, please contact the Ministry of Energy and Resources at 306-787-4765.

High Water-Cut Oil Royalty Incentive

The 2021-22 Budget introduces a modernized and expanded High Water-Cut Program (HWCP), to encourage capital investment and increase oil production rates from wells that produce high volumes of water.

The modernized program provides a new royalty benefit where substantial investments in water handling capacity are made.

•	Eligible active oil wells must have produced at least 90 per cent water-cut for the previous three consecutive calendar months.

•	Eligible shut-in/suspended wells must have been shut-in/suspended for the previous six consecutive calendar months, with the previous three producing months having a minimum 90 per cent water-cut.

•	An average minimum capital investment of $20,000 per well must be incurred to directly improve water handling capabilities and extend the producing life of the well, excluding standard repair and maintenance activities.

Eligible Old, New, and 3rd Tier HWCP oil wells will be assigned 4th Tier royalty status only on their incremental oil production. Eligible 4th Tier HWCP oil wells will receive a two percentage point royalty rate reduction on all their production.

This update to the existing HWCP is designed to increase program participation and encourage new capital investments and increased oil production that would otherwise not occur.

The new HWCP begins April 1, 2021 and will remain in place for five years, with a sunset date of March 31, 2026.

For further information on this initiative, please contact the Ministry of Energy and Resources at 306-787-4765.

Sodium Sulphate Royalty Incentive

The 2021-22 Budget introduces a new sodium sulphate royalty system which simplifies the existing royalty calculation and provides a modernized investment incentive.

Budget 2021-22  63

Retroactive to April 6, 2020, the sodium sulphate royalty changes will have two components.

•	Replacement of the scaled production-based royalty with a flat royalty rate of 3 per cent on all sodium sulphate production.

•	A credit of 10 per cent of qualifying capital expenditures that will be eligible for use against current year royalties otherwise payable. This capital investment credit will be for approved capital projects that diversify products or improve operating efficiency.

These sodium sulphate royalty changes are designed to help the industry through its current market challenges and create new diversification investment opportunities.

For further information on this initiative, please contact the Ministry of Energy and Resources at 306-787-4765.

IMPROVING TAX FAIRNESS

The 2021-22 Budget also introduces several measures to improve the fair application of Saskatchewan’s taxes, including the taxation of vapour products, heat-not-burn tobacco products and electric vehicles; as well as the application of Education Property Tax.

Taxation of Vapour Products

The Government has made a number of changes in recent years to bring the marketing of vapour products in line with existing tobacco legislation. To help prevent vapour products from being attractive to youth and non-smokers, the 2021-22 Budget introduces a new Vapour Products Tax (VPT) with a rate of 20 per cent on the retail price of all vapour liquids, products and devices, effective September 1, 2021.

Retailers selling vapour products will be required to obtain a VPT license and to submit a VPT return.

For further information on the VPT, please refer to the Ministry of Finance website at www.sets.saskatchewan.ca/taxinfo or contact the Ministry at sasktaxinfo@gov.sk.ca.

Taxation of Heat-Not-Burn

Tobacco Products

To help maintain tax equity between different types of tobacco products and to bring heat-not-burn (HNB) tobacco sticks in line with existing tobacco legislation, the 2021-22 Budget adds HNB tobacco sticks as a separate category under The Tobacco Tax Act at a rate of approximately 75 per cent of the tax rate on tobacco cigarettes, effective June 1, 2021. The current tax rate on cigarettes is 27.0¢ per stick, resulting in a HNB tax rate of 20.5¢ per stick.

For further information on the taxation of HNB tobacco sticks, please refer to the Ministry of Finance website at www.sets.saskatchewan.ca/taxinfo or contact the Ministry at sasktaxinfo@gov.sk.ca.

Taxation of Electric Vehicles

The Fuel Tax Accountability Act ensures that the Fuel Tax applicable to on-road travel in Saskatchewan is directed at preserving and improving the provincial highway system. For the Government’s 2019-20 fiscal year, road-use Fuel Tax revenues totaled almost $454 million, while road maintenance expenditures totaled almost $616 million.

64 Budget 2021-22

Electric vehicles (EVs) are being purchased in ever increasing numbers across Canada and around the world. While the number of these vehicles in Saskatchewan is currently relatively low, they are increasing in number every year. These vehicles contribute to wear and tear on provincial roadways, but because they do not consume traditional fuels they are not contributing to highway maintenance through the provincial Fuel Tax.

The 2021-22 Budget therefore introduces a new annual tax of $150 for each passenger EV registered in Saskatchewan, effective October 1, 2021. Revenue from this tax will be included in the calculations under The Fuel Tax Accountability Act, ensuring that this and all other road-use Fuel Tax revenues are dedicated to provincial highway maintenance.

The tax will be collected by Saskatchewan Government Insurance when the EV is registered. While this tax will only apply to passenger vehicles, the Government will continue to examine the future potential for expanding the tax to commercial vehicles and interjurisdictional trucking. The Government will also consider options to apply a tax at charging stations.

For further information regarding the tax on EVs, please refer to the Ministry of Finance website at www.sets.saskatchewan.ca/taxinfo or contact the Ministry at sasktaxinfo@gov.sk.ca.

Education Property Tax Mill Rates

Provincial legislation requires all Saskatchewan properties to be revalued every four years, since their values change over time. The 2021 revaluation follows the recent decision by the Government to reduce the percentage of value taxable assessment rate for commercial/industrial and resource properties from 100 per cent to 85 per cent.

Since the 2017 revaluation, taxable assessments of agricultural properties have increased, while taxable assessments of residential, commercial/industrial and resource properties have declined.

In this context, the 2021-22 Budget is introducing changes to Education Property Tax (EPT) mill rates to slightly increase overall revenues to the Province in line with year-over-year inflation. The 2021 EPT mill rates for the various property classes will be: agricultural 1.36; residential 4.46; commercial/industrial 6.75; and resource 9.79.

For further information on Saskatchewan’s EPT mill rates, please visit www.saskatchewan.ca/residents/taxes-and-

investments/property-taxes/education-property-tax-system.

Budget 2021-22  65

SASKATCHEWAN’S TAX EXPENDITURES

INTRODUCTION

Although the primary purpose of taxation is to raise revenue, governments also attain some of their social and economic goals by reducing the taxes paid by certain taxpayers. These reductions are commonly called “tax expenditures” and may include exemptions, deductions, credits, preferential rates or deferrals. Taken together, they provide assistance to a variety of individuals and businesses, including families, farmers, senior citizens and small businesses.

While tax expenditures are usually absorbed in the overall revenue estimates and are not presented in the same way as direct spending programs, they reduce the amount of revenue generated by a government and they affect the fiscal position in the same way as direct expenditures. This paper provides estimates of the revenue impacts of several of Saskatchewan’s tax expenditures.

RATIONALE FOR TAX EXPENDITURES

Tax expenditures can achieve a number of objectives, such as enhancing the fairness of the tax system or promoting certain types of economic activity. In pursuing these objectives, some tax expenditures have become fundamental elements of the tax system.

Saskatchewan’s Provincial Sales Tax (PST) does not apply to certain essential items such as basic groceries, residential natural gas and electricity and reading materials, thereby reducing the taxes paid by families consuming these items.

Other exemptions from the PST are intended to support particular key sectors of the provincial economy, including manufacturing and farming.

To provide tax relief to key economic sectors and ensure tax competitiveness with other jurisdictions, Saskatchewan provides reduced Fuel Tax rates to farmers and primary producers. Saskatchewan also exempts heating fuels from the Fuel Tax to ensure consistent tax treatment with the PST exemption for natural gas used for heating.

Saskatchewan’s personal income tax system applies provincial marginal tax rates directly to taxable income as defined for federal income tax purposes. As a result, deductions that contribute to the federal determination of taxable income can be considered fundamental aspects of the provincial income tax system that reduce Saskatchewan income tax revenue.

In addition, Saskatchewan’s personal income tax system has distinct provincial non-refundable tax credits that recognize the personal circumstances of the taxpayer, including family-based credits and disability-related credits.

Saskatchewan’s income tax system also delivers several programs designed to encourage specific taxpayer behaviours, including investment incentives and retention incentives.

66 Budget 2021-22

To improve tax competitiveness, Saskatchewan levies a lower income tax rate on small businesses and a special income tax rate on manufacturing and processing (M&P) profits. In addition, Saskatchewan provides a refundable Investment Tax Credit to assist M&P companies that invest in qualifying new or used M&P assets for use in the province. Saskatchewan also provides a Research and Development (R&D) Tax Credit in support of qualifying R&D activities.

The rationale for each tax expenditure is provided in the notes that follow the tables.

ASSOCIATED COSTS

While tax expenditures serve important social and economic objectives, the introduction of any tax expenditure results in associated costs. These costs take several forms.

•	First, there is the cost of forgone revenue. Tax expenditures result in the reduction of revenue collected and have a significant impact on a government’s financial position.

•	Second, tax expenditures may add to the complexity of the tax system, leading to increased administrative effort and compliance costs for businesses, consumers and governments.

•	Third, tax expenditures may create distortions in consumer and other economic behaviour by providing preferential treatment for certain categories of consumer expenditure.

GOVERNMENT OF CANADA

TAX EXPENDITURES

The federal government produces a detailed presentation on tax expenditures that are part of the federal tax system. Since Saskatchewan’s personal and corporate income taxes are based upon the federal definition of taxable income, many of the federal tax expenditures have an impact on Saskatchewan’s revenue. Readers interested in examining the federal government’s presentation of tax expenditures are invited to visit the Finance Canada website at www.canada.ca/en/department-finance and go to “Publications.”

2021 SASKATCHEWAN TAX

EXPENDITURE ACCOUNTS

The following tables provide estimates of the major tax expenditures of the Government of Saskatchewan. This year’s tables also provide updates to the 2018, 2019 and 2020 tax expenditure estimates that were reported last year.

Tax expenditure estimates for PST and Fuel Tax are derived from historical tax collection data and Statistics Canada data on personal and business consumption patterns, along with assumptions regarding expected changes in population, retail sales and investment intentions.

Tax expenditure estimates for personal and corporate income taxes are derived from the Government’s internal tax simulation model, which uses actual income tax assessment data for the 2018 taxation year, along with assumptions regarding expected changes in population, employment, income and investment intentions for subsequent taxation years.

The 2021-22 Saskatchewan Tax Expenditure Accounts incorporate the re-indexation of the personal income tax system effective for the 2021 taxation year and the temporary elimination of the small business corporate income tax rate.

Budget 2021-22  67

2021 Government of Saskatchewan

Tax Expenditure Accounts

(Value of Tax Expenditures in Millions of Dollars)

Provincial Sales Tax		2018 Revised	2019 Revised	2020 Revised	2021 Estimate	Notes

Exemptions
1.	Basic groceries	170.6	179.0	184.1	189.2	1
2.	Prescription drugs	46.7	49.3	50.1	51.7	1
3.	Reading materials	12.3	11.1	11.9	12.6	1
4.	Personal services	45.9	46.7	47.6	48.0	1
5.	Feminine hygiene products	2.1	2.2	2.3	2.3	1
6.	Used goods and vehicles – exempt amounts	37.6	11.3	13.9	14.1	1
7.	Electricity	66.5	72.6	67.4	68.2	1
8.	Natural gas	35.4	36.5	36.2	35.5	1
9.	Farm machinery and repair parts	105.6	102.6	105.7	109.6	2
10.	Fertilizer, pesticide and seed	224.2	236.3	226.3	230.0	2
11.	Direct agents	28.1	28.2	28.3	28.5	2
12.	Agriculture, life and health insurance	136.9	145.4	147.6	151.5	1

Other
1.	Saskatchewan Low-Income Tax Credit	133.3	135.5	137.1	140.0	3
2.	Rebate for New Residential Construction	–	–	2.8	2.9	1,2

Fuel Tax		2018 Actual	2019 Revised	2020 Revised	2021 Estimate	Notes

1.	Exemption for farm activity	79.7	83.7	93.7	104.9	2
2.	Exemption for heating fuels	35.8	37.9	31.3	25.8	1
3.	Exemption for primary producers	1.2	1.3	1.4	1.6	2

68 Budget 2021-22

Personal Income Tax		2018 Actual	2019 Revised	2020 Revised	2021 Estimate	Notes

Deductions from Income
1.	Registered Pension Plan contributions	103.2	103.8	103.1	105.9	4
2.	Registered Retirement Savings Plan contributions	148.4	149.7	148.7	148.7	4
3.	Annual union, professional or like dues	16.8	17.0	16.8	17.7	4
4.	Child care expenses	14.4	14.5	11.5	14.6	4
5.	Moving expenses	1.5	1.5	1.5	1.5	4
6.	Carrying charges	22.6	22.8	22.6	23.1	4
7.	Allowable employment expenses	13.4	13.5	16.0	13.6	4
8.	Capital gains deduction	97.0	89.2	88.6	89.7	4

Saskatchewan Non-Refundable Tax Credits
1.	Basic personal tax credit	1,041.6	1,049.9	1,042.6	1,054.8	4
2.	Spousal tax credit	53.2	53.6	53.3	54.3	4
3.	Equivalent-to-spouse tax credit	23.2	23.4	23.2	23.7	4
4.	Age tax credit	34.0	34.3	34.0	35.2	4
5.	Supplement to the age tax credit	14.5	14.6	14.5	14.8	5
6.	Dependent child tax credit	106.1	106.9	106.2	107.6	5
7.	Canada Pension Plan contributions tax credit	95.5	96.3	95.6	98.3	4
8.	Employment Insurance premiums tax credit	27.4	27.6	27.4	28.1	4
9.	Pension income tax credit	13.0	13.1	13.0	13.2	4
10.	Student loan interest tax credit	1.1	1.1	1.1	1.1	4
11.	Disability tax credit	23.3	23.5	23.3	24.0	4
12.	Caregiver tax credit	3.2	3.2	3.2	3.3	4
13.	Medical expenses tax credit	29.8	30.0	29.8	31.1	4
14.	Charitable contributions tax credit	50.4	50.8	50.4	52.0	4
15.	First-time homebuyers tax credit	4.5	4.5	4.5	4.5	4
16.	Volunteer tax credits	–	–	2.5	2.5	4

Other Saskatchewan Tax Measures
1.	Labour-sponsored Venture Capital Tax Credit	10.8	10.5	12.0	12.0	4
2.	Mineral Exploration Tax Credit	0.1	0.1	0.5	0.5	4
3.	Political Contributions Tax Credit	1.3	1.4	2.0	1.2	4
4.	Graduate Retention Program Tax Credit	64.9	64.7	64.6	64.9	6

Corporation Income Tax		2018 Actual	2019 Revised	2020 Revised	2021 Estimate	Notes

1.	Lower tax rate for small business	380.0	339.7	393.2	469.9	2,7
2.	Manufacturing and Processing Profits Tax Reduction	12.7	8.7	15.0	15.0	2,7
3.	Investment Tax Credit for Manufacturing and Processing	38.6	28.2	40.0	40.0	2
4.	Research and Development Tax Credit	7.9	10.4	15.0	15.0	2,4

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TAX EXPENDITURES – NOTES

1.

These measures provide tax relief for individuals and families (and in some cases, businesses) who purchase these particular essential items, thereby reducing the overall cost and contributing to affordability.

2.	These measures provide tax relief to key sectors of the provincial economy and help ensure tax competitiveness with similar businesses in other jurisdictions.

3.	This measure mitigates the impact of the PST for Saskatchewan residents with low and modest incomes.

4.

Most of Saskatchewan’s tax expenditures related to personal and corporate income taxes are provided because they form part of the federal definition of taxable income; others parallel similar federal tax expenditures. Descriptions of these measures and their objectives can be found in the federal government’s report on tax expenditures, as previously noted.

5.

Saskatchewan’s dependent child tax credit and supplement to the age tax credit provide tax relief to families with children and to seniors. The dependent child tax credit recognizes the non-discretionary expenses of families with children. The supplement to the age tax credit provides broad tax relief to all seniors, recognizing that the age tax credit is income-tested.

6.	The Graduate Retention Program encourages students who have graduated from a post-secondary institution to live and work in Saskatchewan by providing a tax credit of up to $20,000 on their income tax.

7.

While there is only one statutory tax rate for corporations, these preferential tax rates for small businesses and M&P businesses create a de facto progressive tax rate structure for some corporations. These measures are designed to encourage or attract investment, support business activity in key economic sectors, and allow these businesses to retain more of their earnings to reinvest and create jobs.

70 Budget 2021-22

2021 INTERCITY COMPARISON

OF TAXES AND UTILITIES

INTRODUCTION

A number of factors contribute to the quality of life enjoyed by individuals and families in Saskatchewan and across Canada. For example, access to excellent health care, education and social services is a key part of overall quality of life.

Other important factors that affect quality of life are the level of taxation and the cost of utilities and auto insurance. Calculating the combined cost of provincial taxes and utilities is a reliable way to compare the attractiveness of living in different parts of Canada.

For the purposes of such a comparison, the total cost of these taxes and utilities for representative families living in Regina has been compared with the costs those families would face in other major cities across the country.

The provincial taxes and utilities costs associated with the following family characteristics and income levels have been calculated to provide a representative comparison:

•	a single person, living in rental accommodation, with an annual income of $40,000;

•	a family of two adults and two dependent children, owning its own home, with an annual family income of $75,000;

•	a family of two adults and two dependent children, owning its own home, with an annual family income of $100,000; and,

•	a family of two adults and two dependent children, owning its own home, with an annual family income of $125,000.

SASKATCHEWAN’S RANKING FOR 2021

In 2021, Saskatchewan individuals and families will pay total provincial taxes that are very competitive with those paid in other Canadian cities, with a ranking among the lowest in Canada for all four representative family situations.

•	A single person earning $40,000 will pay $3,094 in total provincial taxes.

•	A two-income family earning $75,000 will pay $4,552 in total provincial taxes.

•	A two-income family earning $100,000 will pay $7,581 in total provincial taxes.

•	A two-income family earning $125,000 will pay $10,779 in total provincial taxes.

Regina also ranks favourably with other cities in Canada when comparing provincial taxes and utilities. For the representative family situations, Regina again ranks among the lowest overall for combined taxes and utilities of the 10 cities surveyed.

As described in the Notes section of this paper, the following tables reflect actual utility rates for the 2020 calendar year. They therefore do not incorporate the full impact of the SaskPower and Auto Fund rebates in 2021. If the tables were based on 2021 utility rates and rebates known as of publication for all jurisdictions then Saskatchewan’s bundle of utility costs would be the lowest in the country.

Budget 2021-22  71

2021 Intercity Comparison of Taxes and Utilities

Single Person at $40,000 Total Income

(Values in Dollars)

Vancouver		Calgary	Regina	Winnipeg	Toronto	Montréal	Saint John	Halifax	Charlotte- town	St. John’s
Provincial Taxes
Provincial Income Tax	1,331	1,801	2,221	3,086	1,338	2,737	2,583	3,181	2,955	2,534
Tax Credits and Rebates	(89)	0	(150)	0	(329)	(759)	(200)	0	(160)	(450)
Health Premiums	0	0	0	0	450	662	0	0	0	0
Sales Tax	746	0	873	893	1,192	1,487	1,490	1,490	1,490	1,490
Gasoline Tax	359	130	150	140	147	222	155	155	145	205
Total Provincial Taxes	2,347	1,931	3,094	4,119	2,798	4,349	4,028	4,826	4,430	3,779
Household Utility Costs
Electricity	502	971	914	505	743	428	678	855	1,039	751
Telephone	362	361	258	394	388	388	391	392	394	389
Auto Insurance	2,850	3,256	1,231	1,355	5,312	1,899	1,621	1,992	1,754	2,991
Total Household Utility Costs	3,714	4,588	2,403	2,254	6,443	2,715	2,690	3,239	3,187	4,131
Total Taxes and Utilities	6,061	6,519	5,497	6,373	9,241	7,064	6,718	8,065	7,617	7,910

2021 Intercity Comparison of Taxes and Utilities

Family at $75,000 Total Income

(Values in Dollars)

Vancouver		Calgary	Regina	Winnipeg	Toronto	Montréal	Saint John	Halifax	Charlotte- town	St. John’s
Provincial Taxes
Provincial Income Tax	2,067	2,837	2,347	4,942	1,505	4,425	4,511	5,357	5,039	4,581
Tax Credits and Rebates	(1,380)	0	0	0	(1,290)	(4,324)	(60)	0	0	0
Health Premiums	0	0	0	0	750	1,324	0	0	0	0
Sales Tax	1,755	0	1,905	2,003	2,808	3,502	3,511	3,511	3,511	3,511
Gasoline Tax	718	260	300	280	294	444	310	310	302	410
Total Provincial Taxes	3,160	3,097	4,552	7,225	4,067	5,371	8,272	9,178	8,852	8,502
Household Utility Costs
Home Heating	987	851	836	747	933	1,857	2,279	2,119	1,837	1,747
Electricity	830	1,730	1,414	813	1,086	641	1,039	1,410	1,342	1,180
Telephone	362	361	258	394	388	388	391	392	394	389
Auto Insurance	2,850	3,256	1,231	1,355	5,312	1,899	1,621	1,992	1,754	2,991
Total Household Utility Costs	5,029	6,198	3,739	3,309	7,719	4,785	5,330	5,913	5,327	6,307
Total Taxes and Utilities	8,189	9,295	8,291	10,534	11,786	10,156	13,602	15,091	14,179	14,809

72 Budget 2021-22

2021 Intercity Comparison of Taxes and Utilities

Family at $100,000 Total Income

(Values in Dollars)

	Vancouver	Calgary	Regina	Winnipeg	Toronto	Montréal	Saint John	Halifax	Charlotte- town	St. John’s

Provincial Taxes
Provincial Income Tax	3,925	5,167	5,080	7,961	4,076	8,245	7,537	8,800	8,123	7,478
Tax Credits and Rebates	(700)	0	0	0	(870)	(3,325)	0	0	0	0
Health Premiums	0	0	0	0	960	1,324	0	0	0	0
Sales Tax	2,025	0	2,201	2,326	3,274	4,082	4,092	4,092	4,092	4,092
Gasoline Tax	718	260	300	280	294	444	310	310	302	410
Total Provincial Taxes	5,968	5,427	7,581	10,567	7,734	10,770	11,939	13,202	12,517	11,980

Household Utility Costs
Home Heating	987	851	836	747	933	1,857	2,279	2,119	1,837	1,747
Electricity	830	1,730	1,414	813	1,086	641	1,039	1,410	1,342	1,180
Telephone	362	361	258	394	388	388	391	392	394	389
Auto Insurance	2,850	3,256	1,231	1,355	5,312	1,899	1,621	1,992	1,754	2,991
Total Household Utility Costs	5,029	6,198	3,739	3,309	7,719	4,785	5,330	5,913	5,327	6,307

Total Taxes and Utilities	10,997	11,625	11,320	13,876	15,453	15,555	17,269	19,115	17,844	18,287

2021 Intercity Comparison of Taxes and Utilities

Family at $125,000 Total Income

(Values in Dollars)

	Vancouver	Calgary	Regina	Winnipeg	Toronto	Montréal	Saint John	Halifax	Charlotte- town	St. John’s

Provincial Taxes
Provincial Income Tax	5,673	7,588	7,948	11,307	5,990	12,196	10,815	12,726	11,816	10,971
Tax Credits and Rebates	0	0	0	0	(450)	(2,325)	0	0	0	0
Health Premiums	0	0	0	0	1,200	1,324	0	0	0	0
Sales Tax	2,329	0	2,531	2,675	3,765	4,694	4,706	4,706	4,706	4,706
Gasoline Tax	718	260	300	280	294	444	310	310	302	410
Total Provincial Taxes	8,720	7,848	10,779	14,262	10,799	16,333	15,831	17,742	16,824	16,087

Household Utility Costs
Home Heating	987	851	836	747	933	1,857	2,279	2,119	1,837	1,747
Electricity	830	1,730	1,414	813	1,086	641	1,039	1,410	1,342	1,180
Telephone	362	361	258	394	388	388	391	392	394	389
Auto Insurance	2,850	3,256	1,231	1,355	5,312	1,899	1,621	1,992	1,754	2,991
Total Household
Utility Costs	5,029	6,198	3,739	3,309	7,719	4,785	5,330	5,913	5,327	6,307

Total Taxes and Utilities	13,749	14,046	14,518	17,571	18,518	21,118	21,161	23,655	22,151	22,394

Budget 2021-22  73

TAXES AND UTILITIES – NOTES

Tax estimates are calculated for the 2021 calendar year using known changes as of March 5, 2021. Household charges for the basic utility services (electricity, home heating, telephone and auto insurance) represent a cost comparison of the actual utility rates for the 2020 calendar year. This methodology has been chosen for the sake of certainty in citing utility costs. The utility figures exclude federal Goods and Services Tax, provincial sales taxes and municipal taxes and surcharges.

Provincial Income Tax is calculated based on the income level for each representative family situation. It is assumed that family income is earned by both spouses at a 60 per cent to 40 per cent ratio and that the families each claim $3,000 in child care expenses for two dependent children (ages 6 and 12). Personal non-refundable credits used include the Canada Pension Plan/Québec Pension Plan and Employment Insurance contribution credits. Gross Québec personal income tax has been reduced by the Québec Child Care Expense Tax Credit and by the 16.5 per cent abatement from federal income tax.

Tax Credits and Rebates refer to refundable provincial income tax credits and rebates designed to reduce the impact of sales taxes.

Health Premiums are annual premiums for hospital insurance and medical services.

Sales Tax is based upon average family expenditure baskets at the total income levels from Statistics Canada’s 2019 Survey of Household Spending. The sales tax base in each province was identified from the enacting legislation, with total expenditures adjusted to reflect Saskatchewan consumption patterns. The sales tax in each province was then estimated based on taxable expenditures.

Gasoline Tax is based on annual consumption of 1,000 litres by a single person, and 2,000 litres for families. Figures include charges levied by transit commissions as well as provincial carbon taxes applied to the purchase of gasoline.

Home Heating charges are based on an annual consumption level of 2,800 m3 of natural gas. For Charlottetown and St. John’s, the figures represent the BTU equivalent consumption of fuel oil.

Electricity charges are based on an annual consumption level of 4,584 kWh for renters and 8,100 kWh for homeowners.

Telephone charges are the basic service rates for individual residences.

Auto Insurance is based on a composite index developed by SGI modelled after the index developed by the Consumers’ Association of Canada. The index is based on the actual insurance rates quoted for what drivers would pay in each jurisdiction if they had the same car, coverage, claims history and driving record at a consistent point in time. The Consumers’ Association of Canada developed 34 profiles to create this index. The impacts of “Good Driver” discounts/rebates have been factored in for all applicable jurisdictions. Auto insurance rates for Montréal, Saint John, Halifax, Charlottetown and St. John’s are unchanged from last year’s comparison, as SGI no longer has access to rate information in these jurisdictions.

74 Budget 2021-22

2020-21 BUDGET UPDATE

THIRD QUARTER

OVERVIEW

At third quarter, a deficit of $1.9 billion is forecast, a total improvement of $561.2 million from budget, and an improvement of $179.7 million since mid-year.

Revenue is forecast to increase $447.0 million from budget and expense is forecast to decrease $114.2 million from budget.

The $100.0 million revenue risk allowance included at mid-year has been removed in the third quarter forecast update. The budgeted $200.0 million expense contingency has been fully allocated and, therefore, also removed in the forecast update.

2020-21 BUDGET UPDATE – THIRD QUARTER

	Budget	Mid-Year Projection	Third Quarter Forecast	Third Quarter Change from
(millions of dollars)				Budget	Mid-Year

Revenue

Taxation	7,202.8	7,161.6	6,706.2	(496.6)	(455.4)

Non-Renewable Resources	997.4	1,053.8	1,096.2	98.8	42.4

GBE Net Income	728.8	874.4	1,104.9	376.1	230.5

Other Own-Source Revenue	1,933.1	1,933.1	1,969.1	36.0	36.0

Federal Transfers	2,786.6	3,229.3	3,219.3	432.7	(10.0)

Revenue Risk Allowance	–	(100.0)	–	–	100.0

Total Revenue	13,648.7	14,152.2	14,095.7	447.0	(56.5)

Expense

Agriculture	798.8	593.7	561.0	(237.8)	(32.7)

Community Development	762.8	834.8	813.0	50.2	(21.8)

Economic Development	389.8	494.0	503.7	113.9	9.7

Education	3,361.9	3,397.3	3,379.2	17.3	(18.1)

Environment and Natural Resources	362.4	362.4	302.5	(59.9)	(59.9)

Financing Charges	718.2	724.6	713.5	(4.7)	(11.1)

General Government	421.9	396.2	395.6	(26.3)	(0.6)

Health	6,176.3	6,351.1	6,362.0	185.7	10.9

Protection of Persons and Property	806.5	806.5	842.5	36.0	36.0

Social Services and Assistance	1,490.3	1,490.3	1,464.2	(26.1)	(26.1)

Transportation	585.8	585.8	623.3	37.5	37.5

Health and Public Safety Contingency	200.0	160.0	–	(200.0)	(160.0)

Total Expense	16,074.7	16,196.7	15,960.5	(114.2)	(236.2)

Deficit	(2,426.0)	(2,044.5)	(1,864.8)	561.2	179.7

Budget 2021-22  75

REVENUE UPDATE

Revenue is now forecast to be $14.1 billion in 2020-21, an increase of $447.0 million (3.3 per cent) from budget, and $56.5 million lower than expected at mid-year.

The increase from budget is due to significant increases in federal transfers and net income from Government Business Enterprises, as well as more modest increases in non-renewable resource revenue and other own-source revenue. These gains are partially offset by lower taxation revenue.

Significant changes from budget are described below.

Taxation revenue is forecast to decrease $496.6 million from budget.

Corporate income tax is down $362.4 million from budget. The decrease is primarily due to the cost of accruing a significant liability related to prior-year assessments. In addition, the forecast is down from budget as a result of weaker-than-expected assessments for the 2019 tax year and the impact of the small business income tax rate reduction to 0 per cent, effective October 1, 2020.

Personal income tax is down $140.4 million from budget, primarily due to weaker-than-anticipated 2019 assessments and the October 1, 2020 implementation of the Saskatchewan Home Renovation Tax Credit.

Provincial Sales Tax (PST) is forecast to be down a net $24.9 million from budget. Better-than-expected economic performance this year has resulted in a $35.0 million increase to the PST forecast at third quarter. However, this increase is more than offset by a $59.9 million reduction as a result of a new accounting treatment that eliminates the PST paid on capital purchases by ministries and Government Service Organizations in the summary budget.

Finally, Tobacco Tax and other taxes (primarily Liquor Consumption Tax and Cannabis Excise Tax) are forecast to be up $14.0 million and $11.2 million from budget, respectively, reflecting stronger-than-expected economic activity this year.

Non-renewable resources revenue is forecast to increase $98.8 million from budget.

At third quarter, oil and natural gas revenue is forecast to be $187.2 million higher than budget. The increase is primarily due to an increase in West Texas

2020-21 NON-RENEWABLE RESOURCES FORECAST ASSUMPTIONS

	Budget	Mid-Year Projection	Third Quarter Forecast	Third Quarter Change from
				Budget	Mid-Year

WTI Oil Price (US$/barrel)	30.00	38.70	42.27	12.27	3.57

Light-Heavy Differential (% of WTI)	40.0	20.5	18.1	(21.9)	(2.4)

Well-head Oil Price (C$/barrel)[1]	21.00	36.00	39.05	18.05	3.05

Oil Production (million barrels)	146.0	156.3	154.0	8.0	(2.3)

Potash Price (mine netback, US$/KCl tonne)[2]	188	178	180	(8)	2

Potash Price (mine netback, C$/K2O tonne)[2]	434	389	390	(44)	1

Potash Sales (million K2O tonnes)[2]	13.9	13.8	14.0	0.1	0.2

Canadian Dollar (US cents)	71.00	74.73	75.70	4.70	0.97

[1]	The average price per barrel of Saskatchewan light, medium and heavy oil.
[2]	Ministry of Finance calculations derived from calendar-year forecasts.

76 Budget 2021-22

Intermediate (WTI) oil prices, a narrower light-heavy oil differential and a forecast increase in production, partially offset by a higher average exchange rate forecast.

WTI oil prices have steadily recovered this fiscal year, increasing from a monthly average of US$16.70 in April to US$59.06 in February. As a result, WTI oil prices are now forecast to average US$42.27 per barrel in 2020-21, compared to the budget assumption of US$30.00 per barrel.

The light-heavy differential (as a per cent of WTI) is expected to average 18.1 per cent in 2020-21, a decrease of 21.9 percentage points from the budget assumption of 40.0 per cent, reflecting Western Canadian heavy crude shut-ins and increased demand from U.S. refineries. A narrower light-heavy oil differential results in higher well-head prices in Saskatchewan and higher oil revenue, all else equal.

The value of the Canadian dollar has also strengthened over the course of the fiscal year, from an average of 71.1 U.S. cents in April to 78.8 U.S. cents in February. The exchange rate is now expected to average 75.7 U.S. cents in 2020-21, up 4.7 U.S. cents from the budget assumption of 71.0 U.S. cents. This increase offsets some of the gains from higher oil prices as a higher Canadian dollar results in lower well-head prices in Canadian dollars and lower oil revenue. Overall, the result of these forecast changes is a well-head price forecast in Canadian dollars of $39.05 per barrel, up $18.05 from the budget forecast of $21.00.

In addition, oil production is forecast to increase from 146.0 million barrels at budget to 154.0 million barrels at third quarter.

Resource Surcharge revenue is forecast to increase $13.4 million from budget, primarily reflecting a higher forecast for oil sales values, partially offset by a lower forecast for potash sales values.

Potash royalties are forecast to decrease $64.9 million from budget, mainly due to lower average realized prices in U.S. dollars and an increase in the average exchange rate forecast. Prices are now forecast to average US$180 per KCl tonne (C$390 per K2O tonne), down from the budget assumption of US$188 (C$434).

Other non-renewable resources revenue, including uranium, coal and other minerals, is forecast to decrease $31.1 million from budget. The decrease is mainly due to a larger-than-budgeted impact of the Cigar Lake mine closures on royalties and a lower uranium price forecast.

Finally, Crown land sales are $5.8 million lower than budgeted, reflecting lower-than-expected actual sales in 2020-21.

Government Business Enterprise (GBE) net income is forecast to increase $376.1 million from budget as net income from all commercial Crowns is forecast to be higher than budget.

This increase in GBE net income reflects the following variances from budget:

•	$91.8 million increase in Saskatchewan Auto Fund net income (net of the policy holder rebate and enhanced auto injury benefits announced on February 28, 2021), mostly related to higher investment income; a quicker-than-expected recovery from COVID-19 resulting in higher-than-expected revenue from premiums, registration financing and driver penalties, as well as lower claims expenses;

•	$64.1 million increase in SaskPower net income, primarily due to an unbudgeted legal settlement and higher Saskatchewan electricity sales in all customer classes except commercial;

•	$63.0 million increase in Saskatchewan Liquor and Gaming Authority net income, primarily due to a better-than-expected recovery from COVID-19 closures;

Budget 2021-22  77

•	$54.6 million increase in Saskatchewan Government Insurance net income, mostly related to higher investment income and higher premium revenue as a result of a quicker-than-expected pandemic recovery;

•	$44.2 million increase in SaskTel net income, mainly due to strong wireless access growth and device revenue, increased business use of managed video conferencing and teleconferencing services with a resultant increase in network and connectivity usage, and one-time equipment sales driven by the pandemic (work from home and safety protocols);

•	$38.9 million increase in SaskEnergy net income, mostly due to higher revenue resulting from colder-than-normal weather and higher natural gas prices, along with lower operating and depreciation expense;

•	$15.3 million improvement in Saskatchewan Gaming Corporation results, from a $22.4 million net loss at budget to a $7.1 million net loss at third quarter, primarily due to better-than-anticipated results realized during the period (July 9, 2020 to December 18, 2020) that Casinos Regina and Moose Jaw were open; and,

•	$4.2 million net increase across all other entities.

Other own-source revenue is forecast to increase $36.0 million from budget.

Fees revenue is forecast to increase $88.8 million from budget, while miscellaneous revenue is forecast to decrease $78.0 million. A reclassification of certain health-sector revenues from miscellaneous revenue to fees revenue explains the majority of the variances from budget.

Investment income is forecast to increase $14.0 million, mainly due to higher-than-budgeted sinking fund earnings.

Insurance revenue is forecast to increase $6.6 million from budget, mainly due to higher-than-budgeted producer premiums for the Livestock Price Insurance Program, while transfers from other governments are forecast to increase $4.6 million from budget.

Transfers from the federal government are forecast to increase $432.7 million from budget and includes the following increases:

•	$338.1 million for Saskatchewan’s share of the federal Safe Restart Agreement;

•	$74.9 million for Saskatchewan’s share of the federal Safe Return to Class Fund;

•	$20.1 million at the Saskatchewan Crop Insurance Corporation, mainly due to an increase in AgriStability program payments;

•	$18.6 million for Saskatchewan’s claim under the federal Fiscal Stabilization Program related to fiscal year 2016-17 (in addition to the initial $20.3 million payment that was received and recorded in 2019-20); and,

•	$17.1 million at the Ministry of Immigration and Career Training for one-time Workforce Development Agreement top-up funding.

These increases are partially offset by a $50.0 million decrease in federal funding that will be recognized in the next two fiscal years rather than in 2020-21 for the Accelerated Site Closure Program as fewer projects are expected to be completed this fiscal year. In addition, the Canada Health Transfer and Canada Social Transfer are down $5.4 million and $1.9 million from budget, respectively, due to revised federal population estimates.

Finally, the $100.0 million revenue risk allowance included in the mid-year report to cushion against potential COVID-related revenue deterioration over the second half of the fiscal year has now been removed as the fiscal year comes to a close.

78 Budget 2021-22

EXPENSE UPDATE

At third quarter, expense is forecast to be nearly $16.0 billion in 2020-21, a decrease of $114.2 million (0.7 per cent) from budget and a $236.2 million decrease since mid-year. Major changes in expense themes from budget are described below.

Health is up $185.7 million from budget reflecting additional COVID-related pressures across the health system, including compensation and personal protective equipment, as well as cohorting and other measures at long-term care homes.

Economic Development is up $113.9 million, largely reflecting $85.2 million for the SaskPower customer rebate program. The forecast update also includes a net $28.7 million increase across the rest of the theme, primarily for unbudgeted COVID-19 support programs, including the Saskatchewan Tourism Sector Support Program, the extension of the Small Business Emergency Payment Program and grants to support the Western Hockey League and the Saskatchewan Junior Hockey League.

Community Development is up $50.2 million, reflecting $70.3 million for the municipal portion of the federal-provincial Safe Restart Agreement (which is fully offset by federal transfers), partially offset by lower expense at several entities due to the deferral of projects and COVID-related impacts.

Transportation is up $37.5 million, largely due to higher-than-budgeted winter maintenance costs and additional funding for the Rural Integrated Roads for Growth and the Urban Highway Connector programs.

Protection of Persons and Property is up $36.0 million, mainly due to increased COVID-related expense at the Ministry of Corrections, Policing and Public Safety, the Ministry of Justice and Attorney General and the Saskatchewan Public Safety Agency.

Education is up $17.3 million from budget, reflecting an $84.2 million increase in provincial and federal funding for the safe re-opening of the K-12 school system and $20.7 million of safe restart funding provided to the child-care sector. These increases are partially offset by a $38.3 million decrease in pension expense due to changes in actuarial assumptions, a $37.4 million decrease as school divisions did not utilize the anticipated level of restricted reserves due to the impacts of COVID-19 closures earlier in the year and a $6.5 million decrease in provincial and apprenticeship training allowances.

In addition to the $84.2 million of funding noted above, another $20.7 million of provincial funding has been provided to school divisions to be used next year to continue responding to COVID-19. When combined with $40.0 million of school division spending on COVID-related costs funded from prior-year savings and $10.0 million of COVID-related capital asset purchases, a total of $154.9 million has been invested in the Saskatchewan Safe Schools Plan.

Agriculture is down $237.8 million, primarily due to lower crop insurance indemnities as a result of favourable crop conditions.

Environment and Natural Resources is down $59.9 million, mainly due to lower activity in the Accelerated Site Closure Program in 2020-21 and a shift of projects into the next two fiscal years.

Social Services and Assistance is down $26.1 million due to lower-than-budgeted income assistance expense and reduced spending under the national housing strategy, partially offset by unbudgeted COVID-related expenses, primarily costs for the hotel isolation program and safety measures for children coming into care.

Budget 2021-22  79

General Government expense is down $26.3 million from budget. The decrease includes a $24.9 million decrease in pension expense, largely due to changes in actuarial assumptions, and a $6.7 million decrease in public employees’ dental plan claims, partially offset by a $5.5 million increase for the Chief Electoral Officer to implement COVID-19 safety protocols for the provincial election.

Financing Charges are down $4.7 million from budget, mainly due to lower-than-budgeted interest rates, partially offset by higher pension expense.

Finally, the $200.0 million budgeted health and public safety contingency has been fully allocated as follows:

•	$75.6 million for Saskatchewan Health Authority COVID pressures;

•	$40.0 million for the Safe Schools Plan;
•	$20.0 million for the Saskatchewan Small Business Emergency Payment Program;

•	$17.0 million for Tourism supports;

•	$14.2 million for Municipal Grants for Growth;

•	$12.3 million for Public Safety response;

•	$9.9 million for Custody Services;

•	$5.5 million for the Chief Electoral Officer;

•	$3.2 million for Court Service enhancements;

•	$1.8 million for Saskatchewan Polytechnic Dental Lab renovations; and,

•	$0.5 million for Conexus Arts Centre support.

80 Budget 2021-22

SASKATCHEWAN PROVINCIAL BUDGET

21-22

BUDGET FINANCIAL TABLES

G O V E R N M E N T  O F  S A S K A T C H E W A N

Budget

For the Year Ended March 31

	(millions of dollars)

	Budget 2021-22	Forecast 2020-21	Budget 2020-21

Revenue

Taxation	7,238.0	6,706.2	7,202.8
Non-renewable resources	1,328.5	1,096.2	997.4
Net income from government business enterprises	899.2	1,104.9	728.8
Other own-source revenue	2,104.1	1,969.1	1,933.1
Transfers from the federal government	2,908.5	3,219.3	2,786.6

Total Revenue	14,478.3	14,095.7	13,648.7

Expense

Agriculture	879.3	561.0	798.8
Community development	690.4	813.0	762.8
Economic development	527.0	503.7	389.8
Education	3,753.2	3,379.2	3,361.9
Environment and natural resources	414.9	302.5	362.4
Financing charges	755.0	713.5	718.2
General government	524.6	395.6	421.9
Health	6,535.3	6,362.0	6,176.3
Protection of persons and property	845.1	842.5	806.5
Social services and assistance	1,556.7	1,464.2	1,490.3
Transportation	607.7	623.3	585.8
Health and public safety contingency[1]	–	–	200.0

Total Expense	17,089.2	15,960.5	16,074.7

Deficit	(2,610.9)	(1,864.8)	(2,426.0)

Totals may not add due to rounding.

1 The 2020-21 budgeted health and public safety contingency has been reported in the 2020-21 forecast within the applicable expense themes.

82 Budget 2021-22

G O V E R N M E N T  O F  S A S K A T C H E W A N

Statement of Accumulated Deficit

For the Year Ended March 31

	(millions of dollars)

	Budget 2021-22	Forecast 2020-21	Budget 2020-21

Accumulated deficit, beginning of year	(2,094.6)	(229.8)[1]	(191.3)
Deficit	(2,610.9)	(1,864.8)	(2,426.0)

Accumulated Deficit, End of Year	(4,705.5)	(2,094.6)	(2,617.3)

Totals may not add due to rounding.

1 Accumulated deficit as at March 31, 2020, as reported in the 2019-20 Summary Financial Statements, increased by $38.5 million to remove provincial sales tax on capital assets.

G O V E R N M E N T  O F  S A S K A T C H E W A N

Statement of Change in Net Debt

For the Year Ended March 31

	(millions of dollars)

	Budget 2021-22	Forecast 2020-21	Budget 2020-21

Deficit	(2,610.9)	(1,864.8)	(2,426.0)
Acquisition of government service organization capital assets	(1,089.9)	(988.8)	(1,044.2)
Amortization of government service organization capital assets[1]	628.1	630.2	637.3

Increase in Net Debt	(3,072.7)	(2,223.4)	(2,832.9)
Net debt, beginning of year	(14,512.3)	(12,288.9)	(12,288.9)

Net Debt, End of Year	(17,585.0)	(14,512.3)	(15,121.8)

Totals may not add due to rounding.

1 Includes disposals and adjustments.

Budget 2021-22  83

G O V E R N M E N T  O F  S A S K A T C H E W A N

Schedule of Pension Liabilities

As at March 31

	(millions of dollars)

	Budget 2021-22	Forecast 2020-21		Budget 2020-21
Pension liabilities, beginning of year	6,573.5	7,152.3	[1]	7,152.3
Adjustment to account for pension costs on an accrual basis	(99.8)	(578.8)		(514.5)
Pension Liabilities, End of Year	6,473.7	6,573.5		6,637.8

Totals may not add due to rounding.

1 Pension liabilities as at March 31, 2020, as reported in the 2019-20 Summary Financial Statements.

G O V E R N M E N T  O F  S A S K A T C H E W A N

Schedule of Capital Assets

As at March 31

							(millions of dollars)

	Net Book Value March 31 2020		– 2020-21 Forecast – Additions[1] Amortization[2]		Forecast Net Book Value March 31 2021	– 2021-22 Budget – Additions[1] Amortization[2]		Budget Net Book Value March 31 2022
Government service organizations	11,820.3	[3]	988.8	(630.2)	12,178.9	1,089.9	(628.1)	12,640.7
Government business enterprises	15,723.9	[4]	1,330.3	(892.1)	16,162.1	1,574.3	(944.3)	16,792.1
Total Capital Assets	27,544.2		2,319.1	(1,522.3)	28,341.0	2,664.2	(1,572.4)	29,432.8

Totals may not add due to rounding.

1 Includes only capital assets acquired by government entities. Capital transfers provided to entities outside the government reporting entity are expensed.

2 Includes disposals and adjustments.

3 Net book value as at March 31, 2020, as reported in the 2019-20 Summary Financial Statements, decreased by $38.5 million to remove capitalized provincial sales tax.

4 Net book value as at March 31, 2020, as reported in the 2019-20 Summary Financial Statements.

84 Budget 2021-22

G O V E R N M E N T  O F  S A S K A T C H E W A N

Schedule of Public Debt

As at March 31

	(millions of dollars)

	Budget General Debt[1] 2021-22	Budget GBE Specific Debt 2021-22	Budget Public Debt[2] 2021-22	Forecast Public Debt[2] 2020-21	Budget Public Debt[2] 2020-21

Government Service Organization (GSO) Debt

General Revenue Fund
– Operating	9,400.0	–	9,400.0	7,200.0	7,300.0
– Saskatchewan Capital Plan[3]	8,142.0	–	8,142.0	6,690.0	6,691.4
Boards of Education	136.9	–	136.9	145.5	144.1
Global Transportation Hub Authority	40.2	–	40.2	44.2	39.8
Health Sector Affiliates	9.6	–	9.6	9.6	9.6
Saskatchewan Health Authority	59.7	–	59.7	76.0	75.5
Saskatchewan Opportunities Corporation	49.3	–	49.3	50.1	52.3
Water Security Agency	14.3	–	14.3	20.0	20.0
Other	3.4	–	3.4	3.9	3.9
Government Service Organization Debt	17,855.4	–	17,855.4	14,239.3	14,336.6

Government Business Enterprise (GBE) Debt

Municipal Financing Corporation of Saskatchewan	91.1	152.7	243.8	236.2	201.4
Saskatchewan Gaming Corporation	–	5.0	5.0	5.0	15.0
Saskatchewan Liquor and Gaming Authority	–	89.8	89.8	94.8	94.2
Saskatchewan Power Corporation	83.5	6,329.7	6,413.2	6,127.5	6,652.8
Saskatchewan Telecommunications
Holding Corporation	–	1,335.3	1,335.3	1,214.9	1,275.1
Saskatchewan Water Corporation	–	80.9	80.9	78.7	79.4
SaskEnergy Incorporated	62.6	1,680.3	1,742.9	1,600.4	1,714.7
Government Business Enterprise Debt[4]	237.2	9,673.7	9,910.9	9,357.5	10,032.6
Total	18,092.6	9,673.7	27,766.3	23,596.8	24,369.2

Guaranteed Debt	0.1	–	0.1	0.2	0.8

Totals may not add due to rounding.

[1]	General debt is issued by GSOs and includes issued amounts subsequently transferred to GBEs.
[2]	Public debt is shown net of sinking funds.
[3]	General Revenue Fund – Saskatchewan Capital Plan consists of amounts borrowed by the General Revenue Fund to finance investment in capital assets.
[4]	GBE debt includes both general debt and GBE-specific debt. General debt of GBEs is the amount transferred from the General Revenue Fund to a GBE and recorded as a loan receivable in the Summary Financial Statements. GBE-specific debt is debt issued by, or specifically on behalf of, GBEs. GBE-specific debt is included in “Investment in government business enterprises” in the Summary Financial Statements.

Budget 2021-22  85

G O V E R N M E N T  O F  S A S K A T C H E W A N

Schedule of Revenue

For the Year Ended March 31

	(millions of dollars)

	Budget 2021-22	Forecast 2020-21	Budget 2020-21

Own-Source
Taxation
Corporation income	754.6	418.5	780.9
Fuel	477.9	444.0	444.0
Individual income	2,420.8	2,465.0	2,605.4
Property	784.8	773.0	767.1
Provincial sales	2,144.0	1,971.1	1,996.0
Tobacco	201.8	201.7	187.7
Other	454.1	432.9	421.7
Total Taxation	7,238.0	6,706.2	7,202.8

Non-Renewable Resources
Crown land sales	9.2	6.7	12.5
Oil and natural gas	505.1	362.3	175.1
Potash	431.8	404.5	469.4
Resource surcharge	302.6	265.8	252.4
Other	79.8	56.9	88.0
Total Non-Renewable Resources	1,328.5	1,096.2	997.4

Net Income from Government Business Enterprises
Municipal Financing Corporation of Saskatchewan	1.1	1.2	1.0
Saskatchewan Auto Fund	192.1	213.0	121.2
Saskatchewan Gaming Corporation	11.5	(7.1)	(22.4)
Saskatchewan Government Insurance	40.0	135.8	81.2
Saskatchewan Liquor and Gaming Authority	423.4	326.6	263.6
Saskatchewan Power Corporation	16.7	136.4	72.3
Saskatchewan Telecommunications Holding Corporation	100.0	126.0	81.8
Saskatchewan Water Corporation	7.0	8.6	6.2
SaskEnergy Incorporated	49.7	58.9	20.0
Saskatchewan Workers’ Compensation Board	(1.3)	111.1	102.4
Consolidation adjustments	59.0	(5.6)	1.5
Total Net Income from Government Business Enterprises	899.2	1,104.9	728.8

Other Own-Source Revenue
Fees	1,170.0	1,131.8	1,043.0
Insurance	282.7	284.2	277.6
Investment Income	88.4	119.7	105.7
Transfers from other governments	73.2	76.8	72.2
Miscellaneous	489.8	356.6	434.6
Total Other Own-Source Revenue	2,104.1	1,969.1	1,933.1
Total Own-Source	11,569.8	10,876.4	10,862.1

Transfers from the Federal Government
Canada Health Transfer	1,330.4	1,296.5	1,301.9
Canada Social Transfer	477.4	465.2	467.1
Other	1,100.7	1,457.6	1,017.6
Total Transfers from the Federal Government	2,908.5	3,219.3	2,786.6
Total Revenue	14,478.3	14,095.7	13,648.7

Totals may not add due to rounding.

86 Budget 2021-22

G O V E R N M E N T  O F  S A S K A T C H E W A N

Glossary of Financial Terms

Accumulated Deficit

The amount by which expense has exceeded revenue from the beginning of provincial incorporation (1905), plus any adjustments that were charged directly to the accumulated deficit. It is calculated as the difference between total assets and liabilities.

Accumulated Surplus

The amount by which revenue has exceeded expense from the beginning of provincial incorporation (1905), plus any adjustments that were charged directly to the accumulated surplus. It is calculated as the difference between total assets and liabilities.

Amortization

The systematic process of allocating an amount to revenue or expense over a period. Capital assets are amortized to expense over their expected remaining economic lives. Actuarial gains and losses, such as those experienced by pension plans, and certain amounts relating to financial instruments are also amortized.

Budget

Government’s main financial plan that accounts for the full nature and extent of the planned financial activities of all entities in the government reporting entity.

Capital Asset

An asset with physical substance that has an economic life extending beyond one year, to be used on a continuing basis and not for sale in the ordinary course of operations.

Consolidation

The method used to account for government service organizations (GSOs). Financial accounts of the GSOs are adjusted to the basis of accounting described in note 1 of the Summary Financial Statements and the adjusted amounts are combined with amounts for other GSOs and partnerships. Inter-entity balances and transactions are eliminated.

Debt

Obligations incurred through the issuance of debt instruments. Debt does not include other liabilities such as accounts payable or pension obligations. Terms used to describe debt include:

•	Gross Debt: borrowings through the issuance of debt instruments such as promissory notes and debentures.

•	Sinking Funds: funds set aside for the repayment of debt.

•	Public Debt: gross debt net of sinking funds.

•	General Debt: public debt net of loans to Crown corporations for Government Business Enterprise (GBE) specific debt.

•	GBE-Specific Debt:

-	debt issued by GBEs; or

-	debt issued by the General Revenue Fund (GRF) specifically on behalf of a GBE where the government expects to realize the receivable from the GBE and settle the external debt simultaneously.

•	Guaranteed Debt: debt of others that the government has agreed to repay if the others default.

Deficit

The amount by which expense exceeds revenue for a fiscal period.

Budget 2021-22  87

Financing Charges

Costs associated with general debt, pension liabilities, obligations under long-term financing arrangements such as public-private partnerships (P3s) and capital lease obligations. Financing charges include interest, foreign exchange gains and losses, discounts, fees and commissions.

General Revenue Fund (GRF)

The primary operational account for the government through which all provincial monies under the direct authority of the Legislative Assembly are collected and disbursed. The GRF is a GSO and is included in the government reporting entity.

Government Business Enterprise (GBE)

An entity that is controlled by the government, is self-sufficient and has the financial and operating authority to sell goods and services to individuals and organizations outside the government reporting entity as its principal activity. GBEs are recorded in the Budget using the modified equity method.

Government Reporting Entity

The set of entities that are either controlled by government (GSOs and GBEs) or subject to shared control (partnerships).

Government Service Organization (GSO)

An entity that is controlled by the government, except those designated as GBEs or partnerships. GSOs are consolidated in the Budget.

Modified Equity

The method used to account for GBEs. The government’s share of GBE net earnings or losses is included in budgeted revenue. The government’s investment, which is originally recorded at cost, is adjusted annually to include the net earnings or losses and other net equity changes of the GBE.

Net Debt

The difference between liabilities and financial assets. Net debt represents the future revenue required to pay for past transactions or events.

Partnership

A contractual arrangement between the government and one or more partners outside the government reporting entity where the partners share, on an equitable basis, the risks and benefits of the arrangement. Partnerships are proportionately consolidated in the Budget.

Pension Liability

An actuarial estimate of discounted future payments to be made to retirees under government pension plans, net of plan assets.

Proportionate Consolidation

The method used to account for partnerships. Financial accounts of the partnership are adjusted to the basis of accounting described in note 1 of the Summary Financial Statements and the government’s proportionate share of the adjusted amounts is combined with amounts for GSOs and other partnerships. Inter-entity balances and transactions are eliminated.

Public Private Partnership (P3)

A partnership arrangement in the form of a long-term performance-based agreement between the public sector and the private sector to deliver public infrastructure. The liabilities arising from P3 arrangements are classified as obligations under long-term financing arrangements.

Surplus

The amount by which revenue exceeds expense for a fiscal period.

For more information on Budget Basics, visit www.saskatchewan.ca/budget.

88 Budget 2021-22

ANNEX D—DEBT SUMMARY AND TERM DEBT OUTSTANDING

Debt Summary as of March 31, 2021

Summary	Thousands
Payable in Canadian Funds:
Term Debt Issued to the Public - Medium-Term Notes	1,269,449,000
Term Debt Issued to the Public - Public Issue Debentures	21,964,020,000

$23,233,469,000
Debentures Issued to the Minister of Finance of Canada	635,625,000
Other Term Debt	484,882,500

Term Debt Outstanding	$24,353,976,500
Promissory Notes Outstanding	1,509,242,353

Gross Debt Oustanding	$25,863,218,853

Medium-Term Promissory Notes

Series	Date of Original Issue	Maturity Date	Amount Outstanding		Coupon Rate	Canadian Dollars
803854KK3	01-Apr-20	01-Apr-23	$800,000,000	CAD	CDOR + 0.48	$800,000,000
803854GZ5	24-Mar-99	05-Mar-29	60,000,000	CAD	5.60	60,000,000
803854HF8	17-Feb-00	25-Jan-30	25,000,000	CAD	6.25	25,000,000
803854JN91	25-Jan-00 / 17-Jan-02	25-Jan-30	169,995,000	CAD	6.25	169,995,000
803854HE1	25-Jan-00	25-Jan-30	30,000,000	CAD	6.25	30,000,000
803854JR06	13-Feb-09	13-Feb-32	29,954,000	CAD	6.30	29,954,000
803854JB5	10-Jun-03	05-Sep-33	104,500,000	CAD	5.80	104,500,000
803854HY74	16-Sep-02	05-Sep-42	50,000,000	CAD	5.70	50,000,000

			$1,269,449,000			$1,269,449,000

Public Issue Debentures

Series	Date of Original Issue	Maturity Date	Amount Outstanding		Coupon Rate	Canadian Dollars
803854FD5	04-Feb-92	04-Feb-22	$255,000,000	CAD	9.60	$255,000,000
803854FA1	21-Jul-92	15-Jul-22	300,000,000	USD	8.50	384,020,000
803854JW9	26-Feb-14	03-Jun-24	1,250,000,000	CAD	3.20	1,250,000,000
803854FP8	30-May-95	30-May-25	175,000,000	CAD	8.75	175,000,000
803854KM9	27-Jul-30	02-Sep-25	1,200,000,000	CAD	0.80	1,200,000,000
803854KB3	14-Mar-16	02-Jun-26	1,075,000,000	CAD	2.55	1,075,000,000
803854KE7	24-Feb-17	02-Jun-27	1,000,000,000	CAD	2.65	1,000,000,000
803854KF4	18-May-18	02-Dec-28	1,300,000,000	CAD	3.05	1,300,000,000
803854GY8	04-Dec-98	05-Mar-29	350,000,000	CAD	5.75	350,000,000
803854KJ6	04-Oct-19	02-Jun-30	1,400,000,000	CAD	2.20	1,400,000,000
803854HN	08-Aug-01	05-Sep-31	550,000,000	CAD	6.40	550,000,000
803854JA70	12-May-03	05-Sep-33	450,000,000	CAD	5.80	450,000,000
803854JH24	12-Aug-04	05-Sep-35	400,000,000	CAD	5.60	400,000,000
803854JJ89	15-Feb-05	05-Mar-37	425,000,000	CAD	5.00	425,000,000
803854JL36	26-May-06	01-Jun-40	1,050,000,000	CAD	4.75	1,050,000,000
803854JT6	03-Feb-12	03-Feb-42	800,000,000	CAD	3.40	800,000,000
803854JU3	09-Oct-13	02-Jun-45	1,450,000,000	CAD	3.90	1,450,000,000
803854KA5	17-Apr-15	02-Dec-46	2,200,000,000	CAD	2.75	2,200,000,000
803854KC1	13-Dec-16	02-Jun-48	2,125,000,000	CAD	3.30	2,125,000,000
803854KH0	15-Aug-18	02-Jun-50	2,500,000,000	CAD	3.10	2,500,000,000
803854JX7	13-Mar-14	02-Mar-54	725,000,000	CAD	3.75	725,000,000
803854KG2	26-Jun-18	02-Jun-58	650,000,000	CAD	2.95	650,000,000
803854KL1	02-Jun-20	02-Jun-60	250,000,000	CAD	2.35	250,000,000

			$21,880,000,000			$21,964,020,000

Canada Pension Plan Debt1

Debenture Number	Date of Issue	Maturity Date	Amount Outstanding		Coupon Rate	Canadian Dollars
CPP-58	03-Nov-16	03-Nov-21	$1,525,000	CAD	1.36	$1,525,000
CPP-40	01-Dec-11	01-Dec-21	3,900,000	CAD	2.96	3,900,000
CPP-17	11-Jun-07	11-Jun-22	3,900,000	CAD	4.81	3,900,000
CPP-42/43	06-Jul-12	06-Jul-22	62,705,000	CAD	2.53	62,705,000
CHC-19	01-Sep-02	01-Sep-22	8,972,000	CAD	5.95	8,972,000
CHC-20	01-Oct-02	01-Oct-22	7,703,000	CAD	5.78	7,703,000
CHC-21	04-Nov-02	04-Nov-22	9,444,000	CAD	6.01	9,444,000
CHC-22/23	01-Dec-02	01-Dec-22	4,823,000	CAD	5.97	4,823,000
CHC-24	04-Jan-03	04-Jan-23	4,556,000	CAD	5.73	4,556,000
CHC-25	01-Mar-23	01-Mar-23	5,684,000	CAD	5.84	5,684,000
CHC-26	02-May-03	02-May-23	8,200,000	CAD	5.81	8,200,000
CHC-27/28	01-Jun-03	01-Jun-23	17,530,000	CAD	5.46	17,530,000
CPP-65	04-Jul-03	04-Jul-23	6,000,000	CAD	2.42	6,000,000
CPP-66	03-Nov-18	03-Nov-23	5,000,000	CAD	2.80	5,000,000
CPP-67	01-Dec-18	01-Dec-23	7,000,000	CAD	2.77	7,000,000
CHC-29/30	01-Mar-04	01-Mar-24	14,459,000	CAD	5.32	14,459,000
CPP-68	01-Jun-19	01-Jun-24	12,427,000	CAD	1.98	12,427,000
CPP-69	05-Jun-19	05-Jun-24	15,000,000	CAD	1.98	15,000,000
CPP-46	05-Jun-14	05-Jun-24	15,000,000	CAD	2.90	15,000,000
CPP-48	01-Dec-14	01-Dec-24	6,000,000	CAD	2.71	6,000,000
CHC-31	10-Apr-05	10-Apr-25	1,700,000	CAD	5.05	1,700,000
CPP-31	03-Dec-10	03-Dec-25	50,000,000	CAD	4.15	50,000,000
CPP-34	01-Mar-11	01-Mar-26	3,000,000	CAD	4.33	3,000,000
CPP-37	04-Jul-11	04-Jul-26	3,000,000	CAD	3.85	3,000,000
CPP-7	08-Aug-06	08-Aug-26	7,330,000	CAD	4.86	7,330,000
CPP-59	12-Mar-17	12-Mar-27	16,559,000	CAD	2.68	16,559,000
CPP-13	10-Apr-07	10-Apr-27	2,200,000	CAD	4.60	2,200,000
CPP-30	03-Dec-10	03-Dec-30	9,000,000	CAD	4.32	9,000,000
CPP-44	01-Dec-13	01-Dec-33	9,800,000	CAD	3.94	9,800,000
CPP-47	05-Jun-14	05-Jun-34	13,100,000	CAD	3.51	13,100,000
CPP-1	10-Jul-05	10-Jul-35	14,147,000	CAD	4.71	14,147,000
CPP-50	12-Dec-15	12-Dec-35	2,407,000	CAD	3.29	2,407,000
CPP-51	10-Jan-16	10-Jan-36	2,400,000	CAD	3.18	2,400,000
CPP-53	09-May-16	09-May-36	22,010,000	CAD	3.17	22,010,000
CPP-54	02-Jun-16	02-Jun-36	23,557,000	CAD	3.18	23,557,000
CPP-56	04-Jul-16	04-Jul-36	15,552,000	CAD	2.93	15,552,000
CPP-57	03-Nov-16	03-Nov-36	4,575,000	CAD	2.94	4,575,000
CPP-60	10-Apr-17	10-Apr-37	2,800,000	CAD	3.20	2,800,000
CPP-61	11-May-17	11-May-37	2,600,000	CAD	3.02	2,600,000
CPP-62	11-Jun-17	11-Jun-37	18,991,000	CAD	2.85	18,991,000
CPP-64	03-Mar-18	03-Mar-38	5,000,000	CAD	3.15	5,000,000
CPP-19	11-Jul-08	11-Jul-38	23,684,000	CAD	4.71	23,684,000
CPP-70	01-Sep-19	01-Sep-39	4,500,000	CAD	2.39	4,500,000
CPP-71	01-Dec-19	01-Dec-39	33,000,000	CAD	2.46	33,000,000
CPP-49	01-Mar-15	01-Mar-40	5,093,000	CAD	2.20	5,093,000
CPP-72	01-Mar-20	01-Mar-40	10,174,000	CAD	2.77	10,174,000
CPP-29	03-May-10	03-May-40	13,000,000	CAD	4.80	13,000,000
CPP-52	01-Mar-16	01-Mar-41	4,600,000	CAD	3.16	4,600,000
CPP-63	01-Mar-18	01-Mar-41	10,718,000	CAD	3.29	10,718,000
CPP-55	03-Jun-16	03-Jun-41	5,000,000	CAD	3.21	5,000,000
CPP-41	01-Mar-12	01-Mar-42	76,300,000	CAD	3.44	76,300,000

			$635,625,000			$635,625,000

Other Term Debt

Series	Date of Original Issue	Maturity Date	Amount Outstanding		Coupon Rate	Canadian Dollars
N/A	06-Oct-20	06-Oct-50	115,000,000	EUR	2.08	$179,779,500
N/A	Various	Various	305,103,000	CAD	Various	305,103,000

			420,103,000			$484,882,500

[1]

Debentures held by the Canada Pension Plan Fund are payable between 5 and 30 years after their respective date of issue, are not negotiable, not transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice when he deems it necessary in order to meet the requirements of the Canada Pension Plan. The debentures are subject in part to annual sinking funds.

[2]

The Province has executed swap contracts to convert certain interest payments from floating to fixed for the fiscal year ending March 31, 2021. As of March 31, 2021, $650 million in outstanding floating rate debentures have not been swapped to a fixed-rate obligation.

[3]	The Province has executed currency swap contracts to convert any foreign denominated debt into Canadian denominated debt.

ANNEX E—MID-YEAR REPORT

See attached.

E-1

2021-22 MID-YEAR REPORT

2021-22 Mid-Year Highlights	1
Economic Update	3
Revenue Update	7
Expense Update	10
Public Debt Update	11
Net Debt Update	12

2021-22 Mid-Year Report Government of Saskatchewan November 29, 2021

2021-22 MID-YEAR HIGHLIGHTS

Overview

At mid-year, much of Saskatchewan’s economy is performing well.

Higher commodity prices, particularly for oil and potash, have increased non-renewable resource revenue. Individual and Corporate Income Tax and Provincial Sales Tax revenue have also improved, underscoring the province’s economic resilience and strength in the construction, retail and service sectors.

However, the drought that hit Saskatchewan this summer was widespread and has substantially increased crop insurance and drought-relief expenses needed to help producers. Higher costs related to fighting wildfires through a dry spring and summer and health care pressures due to the persistence of the global COVID-19 pandemic also contributed to increased expense.

A deficit of $2.7 billion is forecast at mid-year, $97 million higher than at budget, but a $29 million improvement from the first quarter forecast.

Economy

Saskatchewan real GDP is expected to grow by 3.6 per cent in 2021, slightly higher than the Government of Saskatchewan’s Budget forecast of 3.4 per cent growth. This expected growth is in part due to the lifting of pandemic-related restrictions in July, which helped the labour market recover, strong investments in residential housing and strong commodity prices, particularly potash and oil.

Saskatchewan’s economy is expected to continue to grow by 3.8 per cent in 2022, slightly higher than the 3.2 per cent growth projected in the Budget. This growth is a reflection of the expectation of continued strength in the Saskatchewan economy.

Employment is currently forecast to increase by 15,900 jobs in 2021 and the unemployement rate is forcast to average 7.0 per cent.

2021-22 ECONOMIC AND FISCAL OVERVIEW

(Millions of Dollars)	2020-21 Actual	2021-22 Budget	First Quarter Forecast	Mid-Year Projection	Change From
					Budget	First Quarter

Revenue	14,524	14,478	15,236	16,869	2,391	1,633

Expense	15,651	17,089	17,973	19,577	2,488	1,604

Deficit	(1,127)	(2,611)	(2,737)	(2,708)	(97)	29

Key Metrics

Public Debt ($M)	23,583	27,766	27,857	27,833	66	(25)

Net Debt ($M)	13,683	17,585	n/a	16,714	(871)	n/a

Net Debt as % of GDP	17.6	21.7	n/a	19.4	(2.3)	n/a

Economic Forecast	2020	2021	2021	2021

Real GDP growth (%)	(4.9)	3.4	3.4	3.6	0.2	0.2

Nominal GDP growth (%)	(6.6)	5.9	5.9	11.0	5.1	5.1

Totals may not add due to rounding.

2021-22 Mid-Year Report	page 1

Revenue

Revenue is forecast to increase $2.4 billion from budget, (16.5 per cent), with significant increases in all major categories.

$668.8 million of this revenue increase is from non-renewable resources, mainly due to higher potash and oil prices. Taxation revenue is up $616.7 million from budget reflecting higher 2020 personal and corporate income tax assessments.

Federal transfers are up $542.6 million from budget, mostly due to drought, pandemic, childcare and municipal infrastructure federal funding. Other own source revenue is up $347.1 million, largely due to crop insurance recoveries through private reinsurance purchased by the Saskatchewan Crop Insurance Corporation. Government Business Enterprise net income is forecast to be up $215.4 million at mid-year, due mainly to higher investment earnings.

Expense

Expense is forecast to be up $2.5 billion from budget (14.6 per cent).

The most significant increase over budget at mid-year is in Agriculture expense, which is up $2.1 billion. This includes

$1.8 billion for crop insurance claims, bringing the total indemnity forecast to $2.4 billion, and $292.5 million in relief for livestock producers hit with higher costs due to the widespread drought that impacted Saskatchewan.

In addition, there is a $250.0 million increase in Health expense due to pandemic pressures and drug plan increases. Protection of Persons and Property expense is up $100.9 million at mid-year largely due to the pandemic and wildfires which emerged during a very dry spring and summer.

2021-22 BUDGET UPDATE - MID-YEAR

		First Quarter Forecast	Mid-Year Projection	Change From
(Millions of Dollars)	Budget			Budget	First Quarter

Revenue

Taxation	7,238.0	7,238.0	7,854.7	616.7	616.7

Non-renewable resources	1,328.5	1,688.4	1,997.3	668.8	308.9

Net income from government business enterprises	899.2	850.9	1,114.6	215.4	263.7

Other own-source revenue	2,104.1	2,148.7	2,451.2	347.1	302.5

Transfers from the federal government	2,908.5	3,309.6	3,451.1	542.6	141.5

Total Revenue	14,478.3	15,235.6	16,868.9	2,390.6	1,633.3

Expense

Agriculture	879.3	1,585.9	3,022.8	2,143.5	1,436.9

Community development	690.4	753.0	742.3	51.9	(10.7)

Economic development	527.0	540.3	541.2	14.2	0.9

Education	3,753.2	3,867.1	3,789.9	36.7	(77.2)

Environment and natural resources	414.9	414.9	378.2	(36.7)	(36.7)

Financing charges	755.0	755.0	755.0	-	-

General government	524.6	499.9	500.6	(24.0)	0.7

Health	6,535.3	6,535.3	6,785.3	250.0	250.0

Protection of persons and property	845.1	857.2	946.0	100.9	88.8

Social services and assistance	1,556.7	1,556.7	1,508.0	(48.7)	(48.7)

Transportation	607.7	607.7	607.7	-	-

Total Expense	17,089.2	17,973.0	19,577.0	2,487.8	1,604.0

Deficit	(2,610.9)	(2,737.4)	(2,708.1)	(97.2)	29.3

Totals may not add due to rounding.

2021-22 Mid-Year Report	page 2

Public Debt

Public debt is forecast to be $66.2 million higher than at budget, due to a higher deficit, increased borrowing requirements for SaskTel infrastructure, and additional cash requirements related to the payment of crop insurance indemnity claims, offset partly by a decrease in borrowing for the Saskatchewan Capital Plan and for SaskPower.

Economic Update

Net Debt

At mid-year, net debt is projected to be $16.7 billion at March 31, 2022, $871 million lower than forecast at budget. This reflects improved results for 2020-21 and a lower capital spending forecast.

Saskatchewan is positioned to have one of the lowest net debt to GDP percentages among the provinces.

Saskatchewan’s economy is forecast to rebound by 3.6 per cent in 2021, a substantial turnaround from a 4.9 per cent decline in 2020, a drop predicated by the economic fallout from the global pandemic and low oil prices.

This improvement from the budget forecast, where real GDP in 2021 was forecast to increase by 3.4 per cent, is attributable to a number of factors, including the lifting in July of restrictions related to the pandemic, which allowed for a strong labour market rebound.

In addition, there was higher investment in the residential housing market and strong commodity prices emerged, most notably for potash and oil. While uncertainty remains with respect to the COVID-19 pandemic, and while the drought has impacted the agriculture sector, many aspects of the economy continue to perform well.

CANADA AND U.S ECONOMIC ASSUMPTIONS

	Actual	2021-22 Budget			2021-22 Mid-Year
	2020	2021	2022	2023	2021	2022	2023

Canadian real GDP growth, %	(5.3)	3.7	3.6	2.2	5.1	4.4	1.6

U.S. real GDP growth, %	(3.4)	3.1	2.5	2.5	5.9	4.1	2.5

Canada CPI growth, %	0.7	1.3	1.9	2.0	3.3	2.7	2.0

Canada GDP deflator growth, %	0.7	2.4	1.9	2.3	6.9	1.0	1.4

Canadian short-term interest rate, %	0.42	0.17	0.20	0.50	0.14	0.29	0.85

10-yr Government of Canada bond, %	0.72	0.81	1.08	1.30	1.27	1.30	1.81

Canadian dollar, U.S. cents	74.60	78.80	80.00	81.20	79.88	79.98	80.63

 Source: Statistics Canada, IHS Markit, Ministry of Finance.

Saskatchewan Economic Performance and Outlook

The province’s economy is showing signs of strength as it recovers from the pandemic. Total employment increased year-to-date by 2.5 per cent compared to the same period in 2020, reaching 562,800 people employed in October 2021.

Employment is forecast to increase by 15,900 in 2021 and by another 12,000 jobs in 2022. While unemployment is expected to average 7 per cent in 2021, total employment is up about 13,730 jobs (January to October 2021) compared to the same time period in 2020. Retail and wholesale trade account for 10,170 of the increase in jobs.

2021-22 Mid-Year Report	page 3

Oil prices have strengthened this year due to increased demand driven by the reopening of major economies globally. Natural gas prices have also increased due to recent shortages.

The average West Texas Intermediate (WTI) oil price has increased, to about $US66.47 from January through the end of October 2021, compared to an average of $US38.44 through the same period in 2020. The average well-head oil price in Canadian dollars is expected to increase from $34.85 per barrel in 2020 to $65.74 per barrel in 2021.

Oil production is up by 1.2 per cent from January through September 2021, while drilling is down by about 24.7 per cent over same time frame in 2020.

Potash production in the first nine months of 2021 remains at the same level compared to the same time frame in 2020, while prices have surged. Uranium production is up 2.9 per cent January through September in 2021, compared to the same period in 2020 and sales have increased by 32.9 per cent this year.

Crop production, due to widespread drought conditions in the province, fell by approximately 40.6 per cent. This year’s crop size of roughly 22.3 million tonnes is well below the 10-year average of approximately 33.0 million tonnes.

COMMODITY PRICE ASSUMPTIONS

	2020	2021-22 Budget			2021-22 Mid-Year
	Actual	2021	2022	2023	2021	2022	2023

WTI Oil Price (US$/barrel)	39.39	55.00	55.00	56.00	66.50	69.00	66.00

Average well-head Oil Price (C$/barrel)	34.83	50.00	49.30	49.60	65.74	67.93	62.96

Natural gas, (C$ per GJ)	2.32	2.32	2.32	2.32	3.50	3.60	3.10

Potash (C$/K2O tonne)[1]	387.32	396.50	396.20	398.30	537.98	616.98	624.54

Potash (US$/KCl tonne)[1]	176.50	190.60	193.40	197.30	262.14	301.01	307.18

1 The potash industry quotes prices in US dollars per KCI tonne. However, provincial royalty calculations are based on the Canadian dollar price per K2O tonne.

Sources: Ministry of Energy and Resources

2021-22 Mid-Year Report	page 4

Year-to-date manufacturing sales are up by 42.2 per cent (January through September) compared to the same period in 2020, the highest growth among provinces. Sales in food services and dining increased significantly from January through August, and are up 19.7 per cent compared to the same period in 2020.

Other major economic indicators such as retail sales, wholesale trade, sales of new motor vehicles, investment in residential building construction, building permits and housing starts have all experienced significant year-to-date growth, compared to the same time period in 2020.

SASKATCHEWAN 2021 YEAR-TO-DATE (YTD) ECONOMIC INDICATORS 1

(per cent change from same period last year)	SK % Change	SK Ranking Among	CAN
		Provinces

Employment (Oct.)	2.5	10	4.9

Unemployment Rate (Oct.)	6.9	4th lowest	7.9

Employment Rate (Oct.)	62.6	2	60.0

Consumer Price Index (Oct.)	2.4	lowest	3.1

Average Weekly Earnings (Aug.)	1.1	8	3.5

Retail Sales (Aug.)	13.5	8	15.1

Wholesale Trade (Sept.)	10.6	9	15.2

New Motor Vehicle Sales (Sept.)	6.6	10	11.7

Food Services & Drinking Places Sales (Aug.)	19.7	4	12.6

Manufacturing Sales (Sept.)	42.2	1	18.0

International Goods Exports (Sept.)	22.5	5	21.5

Building Permits (Sept.)	32.3	4	27.2

Housing Starts (Q3)	42.8	2	31.7

Investment in Building Construction (Sept.)	14.6	7	24.4

Residential (Sept.)	36.4	6	35.1

Non-residential (Sept.)	(26.9)	10	(4.0)

As of November 18, 2021

1For the unemployment rate and employment rate, figures represent the YTD average. All other figures represent % change from YTD value [or YTD average, in the case of employment, consumer price index, and average weekly earnings] in 2020 to YTD value [or YTD average] in 2021.

Source: Statistics Canada

Overall, real GDP is forecast by the Government of Saskatchewan to grow by 3.6 per cent in 2021, and nominal GDP is expected to rise 11.0 per cent. In 2022 real GDP is expected to rise 3.8 per cent and nominal GDP is expected to grow by 5.0 per cent.

2021-22 Mid-Year Report	page 5

Private Sector Forecasts

The view of private sector forecasters is that Saskatchewan’s economy is expected to show substantial growth in 2021 compared to 2020.

Based on the latest average of private sector forecasts, Saskatchewan’s real GDP is expected to increase 4.3 per cent in 2021, sixth highest among Canadian provinces. Continued growth is expected in 2022 and the average of private sector forecasts expects Saskatchewan’s real GDP to increase by 4.0 per cent, fourth highest among the provinces.

PRIVATE SECTOR FORECASTS OF SASKATCHEWAN REAL GDP GROWTH 1

 (per cent change from same period last year)

	2021	2022	Release Date

IHS Markit	4.0	4.5	21-Nov

CBOC	3.6	4.6	21-Nov

TD Bank	4.0	3.4	21-Sep

Royal Bank of Canada	3.8	5.9	21-Sep

Bank of Montreal	3.5	3.4	21-Nov

CIBC	5.6	3.4	21-Jul

Scotiabank	4.4	3.6	21-Oct

National Bank	4.6	3.9	21-Nov

Laurentian Bank	5.6	3.5	21-Jul

Average	4.3	4.0

2021-22 Mid-Year Forecast	3.6	3.8

 1As of Nov. 18, 2021.

 Sources: Major Canadian banks, IHS Markit and Conference Board of Canada

PRIVATE SECTOR FORECASTS OF REAL GDP BY PROVINCE 1

 (per cent change from same period last year)

	2021	Rank	2022	Rank

BC	5.6	3	4.2	3

AB	6.0	2	4.6	1

SK	4.3	6	4.0	4

MB	4.5	5	3.9	5

ON	4.8	4	4.5	2

QC	6.2	1	3.6	6

NB	4.0	8	2.9	9

NS	4.1	7	3.0	8

PE	3.9	9	3.4	7

NL	3.5	10	2.6	10

CA	5.2	--	4.2	--

 1As of Nov. 18, 2021.

 Sources: Major Canadian banks, IHS Markit and Conference Board of Canada

2021-22 Mid-Year Report	page 6

Revenue Update

At mid-year, revenue is forecast to be $16.9 billion, an increase of $2.4 billion (16.5 per cent) from budget and $1.6 billion (10.7 per cent) from first quarter, with higher revenue forecast across all major categories.

Taxation

Taxation revenue is forecast to increase $616.7 million from budget.

Individual and Corporate Income Tax are forecast to be up $439.6 million and $90.4 million from budget, respectively, primarily due to stronger-than-anticipated 2020 assessments that resulted in an increase in prior-year reconciliation adjustments in 2021-22.

Provincial Sales Tax revenue is projected to increase by $80.8 million, reflecting stronger-than-budgeted economic activity, particularly in the construction, retail and service sectors.

Higher-than-budgeted cannabis consumption has led to a $5.9 million increase in other taxes revenue, while Fuel Tax, Property Tax and Tobacco Tax are in line with budget expectations at mid-year.

Non-Renewable Resources

At mid-year, revenue from non-renewable resources is forecast to increase $668.8 million from budget.

Potash revenue is expected to be $402.5 million higher than budget, primarily due to higher average prices (US$272 per KCI tonne, up US$81 from budget), partly offset by a higher exchange rate forecast.

Oil and natural gas revenue is expected to be $240.4 million higher mainly due to higher West Texas Intermediate (WTI) oil prices, a narrower light-heavy oil price differential and an increase in oil production, partially offset by a higher exchange rate.

The Mid-Year Report also includes a forecast increase of $18.9 million in resource surcharge revenue, due to strength in the potash and oil sectors, while Crown land sales are forecast to increase $6.6 million due to higher-than-expected April and August subsurface mineral rights sales.

Key Assumptions

•   WTI

On a fiscal year basis, WTI is now forecast to average US$69.29 per barrel in 2021-22, up from US$54.33 at budget. WTI Averaged US$68.32 through the second quarter of the fiscal year. A US$1 per barrel change in the fiscal-year average WTI oil price results in an estimated $14 million change in 2021-22 oil royalties (all else being equal).

•   Oil Differential

The light–heavy oil differential forecast at mid-year is 12.7 per cent, down from 19.7 per cent at budget, reflecting higher-than-expected Western Canadian heavy crude oil demand from U.S. refiners. A lower differential results in higher oil revenue for Saskatchewan (all else being equal).

•   Oil Production

Oil production is forecast to be 162.7 million barrels at mid-year, up from 160.0 million barrels at budget.

•   Exchange Rate

The exchange rate is forecast, at mid-year, to average 80.1 U.S. cents in 2021-22, up from 79.1 U.S. cents at budget. Through the second quarter of the fiscal year, the Canadian dollar averaged 80.4 U.S. cents.

A 1 U.S. cent change in the fiscal-year average exchange rate results in an estimated $33 million change in 2021-22 non-renewable resource revenue (all else being equal).

A lower exchange rate results in higher revenue and a higher exchange rate results in lower revenue, as resource exports are priced in U.S. dollars.

2021-22 Mid-Year Report	page 7

KEY RESOURCE ASSUMPTIONS			2021-22		Change From
	2020-21	2021-22	First	2021-22		First
	Actual	Budget	Quarter	Mid-Year	Budget	Quarter

WTI Oil Price (US$/barrel)	42.32	54.33	68.04	69.29	14.96	1.25

Light-Heavy Differential (% of WTI)	16.9	19.7	13.3	12.7	(7.0)	(0.6)

Well-head Oil Price (C$/barrel)[1]	36.54	49.31	65.41	68.85	19.54	3.44

Oil Production (million barrels)	152.5	160.0	163.1	162.7	2.7	(0.4)

Potash Price (mine netback, US$/KCl tonne)[2]	180	191	231	272	81	41

Potash Price (mine netback, C$/K2O tonne)[2]	390	396	465	558	162	93

Potash Sales (million K2O tonnes)[2]	14.1	14.3	14.1	14.2	(0.1)	0.1

Canadian Dollar (US cents)	75.75	79.12	82.17	80.13	1.01	(2.04)

 1 The average price per barrel of Saskatchewan light, medium and heavy oil.

 2 Ministry of Finance calculations derived from calendar-year forecasts.

Government Business Enterprises (GBE) Net Income

Net income from GBEs is forecast to be up $215.4 million from budget, primarily reflecting the following changes:

•

increased earnings for Saskatchewan Government Insurance ($81.1 million), the Auto Fund ($76.5 million) and Workers Compensation Board ($70.1 million) primarily from lower claims and increased investment earnings; and,

•	increased earnings from Saskatchewan Liquor and Gaming Authority ($17.7 million) and SaskEnergy ($9.0 million), due to higher sales revenues.

Partially offset by,

•	decreased earnings at SaskPower ($36.7 million) due to higher natural gas fuel costs; and,

•	other net changes across the GBE sector amount to a decrease of $8.0 million.

Other Own Source Revenue

Other own-source revenue is up $347.1 million from budget, largely due to:

•

$442.0 million increase in insurance revenue, mainly due to recoveries from private reinsurance purchased by the Saskatchewan Crop Insurance Corporation along with higher Crop Insurance producer premiums as a result of an increase in insured acres and higher prices; and,

•	$25.4 million increase in fees revenue, primarily reflecting higher forestry fee revenue.

Partially offset by,

•	$120.3 million decrease in miscellaneous revenue primarily reflecting the continued impact of the pandemic on some sources of revenue across the government.

Federal Transfers

Transfers from the federal government are forecast to increase $542.6 million from budget, largely due to:

•	$171.0 million for the Saskatchewan Agricultural Stabilization Fund, related to the Canada-Saskatchewan Drought Response Initiative;

•	$131.6 million for Saskatchewan’s share of the Canada wide Early Learning and Child Care Agreement and the Early Learning and Child Care one-time workforce investment;

•	$124.1 million for Saskatchewan’s share of the Helping Our Health Systems Recover program;

•	$62.6 million in one-time top-up funding for the Canada Community-Building Fund;

•	$31.0 million due to a higher federal portion of Crop Insurance premiums as a result of an increase in insured acres and higher prices; and

•	$31.0 million for Saskatchewan’s share of Canada’s COVID-19 Immunization Plan.

Partially offset by,

•	$41.5 million decrease in funding for the Accelerated Site Closure Program, consistent with expected activity under the program.

2021-22 Mid-Year Report	page 8

2021-22 SCHEDULE OF REVENUE
		First Quarter Forecast	Mid-Year Projection	Change From
(Millions of Dollars)	Budget			Budget	First Quarter

Taxation

Corporation income	754.6	754.6	845.0	90.4	90.4

Fuel	477.9	477.9	477.9	-	-

Individual income	2,420.8	2,420.8	2,860.4	439.6	439.6

Property	784.8	784.8	784.8	-	-

Provincial sales	2,144.0	2,144.0	2,224.8	80.8	80.8

Tobacco	201.8	201.8	201.8	-	-

Other	454.1	454.1	460.0	5.9	5.9

Total Taxation	7,238.0	7,238.0	7,854.7	616.7	616.7

Non-Renewable Resources

Crown land sales	9.2	12.1	15.8	6.6	3.7

Oil and natural gas	505.1	710.0	745.5	240.4	35.5

Potash	431.8	581.1	834.3	402.5	253.2

Resource surcharge	302.6	312.6	321.5	18.9	8.9

Other	79.8	72.6	80.2	0.4	7.6

Total Non-Renewable Resources	1,328.5	1,688.4	1,997.3	668.8	308.9

Net Income from Government Business Enterprises

Municipal Financing Corporation of Saskatchewan	1.1	1.1	1.1	-	-

Saskatchewan Auto Fund	192.1	192.1	268.6	76.5	76.5

Saskatchewan Gaming Corporation	11.5	6.0	3.5	(8.0)	(2.5)

Saskatchewan Government Insurance	40.0	40.0	121.1	81.1	81.1

Saskatchewan Liquor and Gaming Authority	423.4	428.9	441.1	17.7	12.2

Saskatchewan Power Corporation	16.7	(1.5)	(20.0)	(36.7)	(18.5)

Saskatchewan Telecommunications Holding Corporation	100.0	100.0	100.0	-	-

Saskatchewan Water Corporation	7.0	7.1	7.6	0.6	0.5

SaskEnergy Incorporated	49.7	35.0	58.7	9.0	23.7

Saskatchewan Workers’ Compensation Board	(1.3)	(12.5)	68.8	70.1	81.3

Consolidation adjustments	59.0	54.7	64.1	5.1	9.4

Total Net Income from Government Business Enterprises	899.2	850.9	1,114.6	215.4	263.7

Other Own-Source Revenue

Fees	1,170.0	1,180.0	1,195.4	25.4	15.4

Insurance	282.7	317.3	724.7	442.0	407.4

Investment income	88.4	88.4	88.4	-	-

Transfers from other governments	73.2	73.2	73.2	-	-

Miscellaneous	489.8	489.8	369.5	(120.3)	(120.3)

Total Other Own-Source Revenue	2,104.1	2,148.7	2,451.2	347.1	302.5

Transfers from the Federal Government

Canada Health Transfer	1,330.4	1,330.4	1,331.7	1.3	1.3

Canada Social Transfer	477.4	477.4	477.8	0.4	0.4

Other	1,100.7	1,501.8	1,641.6	540.9	139.8

Total Transfers from the Federal Government	2,908.5	3,309.6	3,451.1	542.6	141.5

Total Revenue	14,478.3	15,235.6	16,868.9	2,390.6	1,633.3

Totals may not add due to rounding.

2021-22 Mid-Year Report	page 9

Expense Update

At mid-year, expense is forecast to be $19.6 billion, an increase of $2.5 billion (14.6 per cent) from budget and $1.6 billion from first quarter. The increase is primarily due to higher expense for Crop Insurance indemnities resulting from drought conditions across much of the province as well as funding to livestock producers for drought relief. There is also additional health expense primarily for COVID response.

Agriculture is up $2.1 billion from budget primarily due to $1.8 billion for Crop Insurance indemnities resulting from the widespread drought experienced in much of Saskatchewan, bringing the total indemnity forecast for the year to $2.4 billion. It also includes $292.5 million through the AgriRecovery program, to help producers maintain breeding stock and address the high costs they face due to the drought.

Health increased $250.0 million from budget reflecting $220.0 million for the Saskatchewan Health Authority, due to pandemic response pressures; and $30.0 million for the Ministry of Health for pharmacy vaccine delivery and utilization pressures in the Saskatchewan Prescription Drug Plan.

Protection of Persons and Property expense is up $100.9 million from budget, including $83.3 million for the Saskatchewan Public Safety Agency due to a high wildfire season and pandemic response activities. There is also an increase of $7.6 million from budget for custody, supervision and rehabilitation services primarily due to operational issues related to the pandemic. There is $5.3 million for Courts and Civil Justice primarily attributed to operational pressures due to the pandemic.

Community Development is up $51.9 million from budget primarily due to $62.6 million for the top-up amount for the Canada Community-Building Fund announced in March 2021 by the federal government. This increase will be fully offset by revenue received by the federal government.

Education expense is forecast to increase a net $36.7 million from budget reflecting a $131.6 million increase related to the new child care agreement with the federal government. This is partially offset by $60.0 million lower-than-budgeted spending by the Boards of Education, a $16.3 million decrease to pension expense, $9.4 million lower spending by regional colleges due to reduced operations during the pandemic, and $5.8 million lower-than-budgeted utilization of the Provincial Training Allowance program.

Economic Development is up $14.2 million from budget primarily due to a $10.8 million increase for COVID-19 support programs. The increase also includes $9.5 million for the Saskatchewan Economic Recovery Rebate, due to the timing of program payments over two years, and $6.3 million for SaskBuilds due to increased progress on projects such as the Meadow Lake Tribal Council Bioenergy Project, under the federally—funded Investing in Canada Infrastructure Program.

General Government expense is down $24.0 million from budget due to a $27.1 million decrease in pension expense as a result of changes in interest rates and plan experience, partially offset by $2.0 million to support the Federation of Sovereign Indigenous Nations (FSIN) to research into undocumented deaths and burials on formerly federally operated schools in the province.

Environment and Natural Resources is down $36.7 million from budget due mainly to $41.5 million for the Saskatchewan Research Council because of lower than budgeted program uptake for the Accelerated Site Closure Program, offset by smaller net increases across the theme.

Social Services and Assistance expense is down $48.7 million from budget as the result of lower-than-budgeted utilization of financial assistance programs.

Transportation expense and Financing Charges are unchanged from budget.

2021-22 Mid-Year Report	page 10

Public Debt Update

At mid-year, public debt is now forecast to be $27.8 billion at March 31, 2022, which is $66.2 million higher than at budget.

The increase in forecast public debt is primarily attributable to $275.0 million of higher General Revenue Fund (GRF) operating debt, partially offset by a $100.0 million decrease in GRF – Saskatchewan Capital Plan debt due to a deferral of capital spending to future years due to the timing of projects.

The reduction in capital spending includes $68.0 million less to the education sector for various school projects, $64.0 million less to the corrections and justice sector related to the remand centre and $35.0 million less related to highways projects. The province has received a $62.6 million federal transfer for the municipal sector, doubling the Canada Community-Building Fund, which partly offsets these reductions.

Also offsetting the increase in GRF debt is a $105.3 million decrease in GBE debt, including $142.5 million of lower debt at SaskPower due to lower-than-expected cash operating needs arising from the elimination of its budgeted equity repayment to CIC and other improvements to operating cash flow.

The decreases in GBE debt are partially offset by $58.6 million of higher debt at SaskTel due to obligations arising from the recently completed 5G spectrum action.

Debt Charges are unchanged from budget at $755.0 million.

2021-22 SCHEDULE OF PUBLIC DEBT	Budget	Mid-Year	Change from

As at March 31, 2022 (Millions of Dollars)		Projection	Budget

Government Service Organization Debt

General Revenue Fund -Operating	9,400.0	9,675.0	275.0

General Revenue Fund -Saskatchewan Capital Plan [1]	8,142.0	8,042.0	(100.0)

Boards of Education	136.9	134.4	(2.5)

Global Transportation Hub Authority	40.2	40.2	-

Health Sector Affiliates	9.6	9.6	-

Saskatchewan Health Authority	59.7	59.7	-

Saskatchewan Opportunities Corporation	49.3	48.3	(1.0)

Water Security Agency	14.3	14.3	-

Other	3.4	3.4	-

Government Service Organization Debt	17,855.4	18,026.9	171.5

Government Business Enterprise Debt

Municipal Financing Corporation of Saskatchewan	243.8	237.6	(6.2)

Saskatchewan Gaming Corporation	5.0	5.0	-

Saskatchewan Liquor and Gaming Authority	89.8	89.8	-

Saskatchewan Power Corporation	6,413.2	6,270.7	(142.5)

Saskatchewan Telecommunications Holding Corporation	1,335.3	1,393.9	58.6

Saskatchewan Water Corporation	80.9	80.9	-

SaskEnergy Incorporated	1,742.9	1,727.7	(15.2)

Government Business Enterprise Debt [2]	9,910.9	9,805.6	(105.3)

Public Debt [3]	27,766.3	27,832.5	66.2

Guaranteed Debt	0.1	0.1	-

1General Revenue Fund - Saskatchewan Capital Plan consists of amounts borrowed by the General Revenue Fund to finance investment in infrastructure assets.

2 GBE debt includes both general debt and GBE-specific debt. General debt of GBEs is the amount transferred from the General Revenue Fund to a GBE and recorded as a loan receivable in the Summary Financial Statements. GBE-specific debt is debt issued by, or specifically on behalf of, GBEs. GBE-specific debt is included in “Investment in government business enterprises” in the Summary Financial Statements.

3 Public debt is shown net of sinking funds.

2021-22 Mid-Year Report	page 11

Net Debt Update

Net debt is an important measure of the Province’s financial position. Net debt provides a measure of the future revenue that is required to pay for past transactions and events.

Credit rating agencies and other users of public sector financial information typically consider both public debt and net debt in their assessment of a province’s financial condition.

At mid-year, net debt is forecast to be $16.7 billion at March 31, 2022, representing a decrease, or improvement, of $870.6 million from budget. The improvement is primarily due to positive adjustments for the 2020-21 fiscal year-end actual results and a reduction in forecasted government capital spending for 2021-22, partly offset by a larger forecast deficit, compared to budget.

Net debt as a percentage of GDP is projected to be 19.4 per cent at March 31, 2022, an improvement compared to the budget estimate of 21.7 per cent and is expected to remain one of the lowest ratios among provinces.

 2021-22 NET DEBT UPDATE MID-YEAR

  As at March 31, 2022

(Millions of Dollars)	Budget	Mid-Year Projection	Change From Budget

Deficit	(2,610.9)	(2,708.1)	(97.2)

Acquisition of government service organization capital assets	(1,089.9)	(958.2)	131.7

Amortization of government service organization capital assets	628.1	634.6	6.5

Increase in Net Debt	(3,072.7)	(3,031.7)	41.0

Net debt, beginning of year	(14,512.3)	(13,682.7)	829.6

Net Debt, End of Year	(17,585.0)	(16,714.4)	870.6

PROJECTED NET DEBT AS A PER CENT OF GDP

As at March 31, 2022

Sources: Net Debt. Jurisdictions most recent data (as of November 18, 2021)

GDP: SK: Saskatchewan Ministry of Finance; All others: Conference Board of Canada

2021-22 Mid-Year Report	page 12

U.S.$1,000,000,000

PROVINCE OF

SASKATCHEWAN

(CANADA)

4.650% Bonds due January 28, 2030

PROSPECTUS SUPPLEMENT

CIBC Capital Markets

J.P. Morgan

National Bank of Canada Financial Markets

TD Securities

BMO Capital Markets

RBC Capital Markets

Scotiabank

January 17, 2025